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15008708

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
JAN 08 2016
Washington DC
404

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

The State of Israel
Exact name of registrant as specified in charter

0000052749
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2014
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

002-94917
SEC file number, if available

S-____________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-____________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2014
Report period (if applicable)

____
Name of Person Filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)

_____ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel, on January 6, 2016.

STATE OF ISRAEL

By: /s/ Yali Rothenberg
Yali Rothenberg
Senior Deputy Accountant General
Ministry of Finance

By: /s/ Gil Cohen
Gil Cohen
Managing Director
Government Debt Management
Ministry of Finance

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the State of Israel's Annual Report on Form 18-K for the year ended December 31, 2014 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the State Budget Proposal for Fiscal Years 2015-2016 (in Hebrew).

תקציב המדינה
הצעה לשנות
הכספים
2016-2015

עיקרי התקציב
ותכנית התקציב הרב-שנתית

ירושלים - חשון התשע"ו - אוקטובר 2015

אל הקורא,

חוברת זו מרכזת בצורה תמציתית את עיקריה של הצעת התקציב לשנות הכספים 2015 ו-2016. חומר נוסף, הקשור לפעולות הממשלה במסגרת התקציב לשנים 2015 ו-2016 ניתן למצוא בחוברות המפורטות של הצעת תקציב זו וכן באתר האינטרנט של משרד האוצר.

תוכן העניינים

תקציר

חוק התקציב השנתי מוגש בהתאם להוראות "חוק יסוד: משק המדינה", שלפיהן ייקבע תקציב המדינה בחוק והוא יכלול את ההוצאות הצפויות והמתוכננות של הממשלה. בהתאם לתיקון שהתקבל לחוק, הממשלה מגישה את תקציב המדינה לשנות הכספים 2015–2016 במתכונת דו-שנתית.

בעקבות הבחירות שנערכו ב-17 במארס 2015 ומשך הזמן שחלף עד לכינון הממשלה ה-34, חל עיכוב בלוח הזמנים לאישור התקציב לשנת התקציב 2015. העיכוב האמור הוביל לצורך באישור תקציב המדינה לשנות הכספים 2015–2016 במתכונת דו-שנתית בשל חוסר היעילות שבאישור תקציב המדינה לשתי שנים עוקבות בתוך תקופה קצרה ביותר ונוכח החשיבות שבהגברת היציבות הפיסקלית והוודאות במשק, על ידי קבלת ההחלטות התקציביות לשנים 2015 ו- 2016 יחד. בהתאם לאמור, תוקנו הוראות "חוק יסוד: משק המדינה" תוך שינוי המועדים הקבועים להגשה ואישור התקציב בכנסת.

לשם צמצום העיכוב באישור התקציב בכנסת למינימום האפשרי, הכין משרד האוצר, בשיתוף עם שאר משרדי הממשלה, את הצעת התקציב המפורטת, המונחת על שולחן הכנסת, בלוח זמנים קצר באופן משמעותי ביחס לשנים הקודמות.

על אף זאת, ובהמשך להצעת תקציב המדינה לשנת הכספים 2015, אשר הוגשה לכנסת בחודש נובמבר 2014, הצעת התקציב ודברי ההסבר יכללו השנה מספר שינויים במטרה לאפשר את הגברת מעורבות הציבור בישראל בהליכי גיבוש ואישור תקציב המדינה: חלוקה שונה של תחומי ההוצאה העיקריים של הממשלה, כך שהם ישקפו באופן ברור ואחיד יותר את התפלגות הוצאות הממשלה; ביאורים לגבי ניהול הסיכונים הקיים בתקציב המדינה; ניתוח מגדרי של הצעת התקציב; וניתוח מפורט של ההנחות ושל ניהול הסיכונים הקשורים לבניית תחזיות הצמיחה והכנסות המדינה. בנוסף הושקה באתר האינטרנט של משרד האוצר מערכת "פיסקלי דיגיטלי" להנגשת התקציב לציבור.

חוברת עיקרי התקציב, המובאת בזאת בפני הכנסת ובפני הציבור, מרכזת את חומר הרקע המהווה בסיס לגיבושו של התקציב וכן מציגה בפני הקורא תמצית של הניתוחים והנתונים הרלוונטיים לתקציב המדינה לשנות הכספים 2015–2016. מידע נוסף על האמור ניתן למצוא בחוברת המפורטות של הצעת תקציב זו.

להלן עיקרי החוברת:

חלק א – מסמכי התקציב

- **הצעת התקציב לשנות הכספים 2015–2016:** פרק זה מציג את סכומי ההוצאה, ההוצאה המותנית בהכנסה, ההרשאה להתחייב ושיא כוח האדם שהממשלה תהיה רשאית להוציא בשנות הכספים 2015–2016 תוך חלוקה לסעיפי התקציב השונים.

  סך ההוצאה הממשלתית נטו לשנת הכספים 2015 עומדת על כ-383.8 מיליארד ש״ח וההוצאה לחישוב מגבלת ההוצאה עומדת על כ-329.5 מיליארד ש״ח. בשנת 2016 עומדת סך ההוצאה הממשלתית על כ-424.8 מיליארד ש״ח וההוצאה לחישוב מגבלת ההוצאה עומדת על כ-347.7 מיליארד ש״ח.

- **הצעת תקציב המפעלים העסקיים לשנות הכספים 2015–2016:** פרק זה מציג את סכומי ההוצאה, ההוצאה המותנית בהכנסה, ההרשאה להתחייב ושיא כוח האדם שהממשלה תהיה רשאית להוציא בשנות הכספים 2015–2016 במסגרת תקציב המפעלים העסקיים.

  סך תקציב המפעלים העסקיים לשנת הכספים 2015 עומד על כ-17.8 מיליארד ש״ח ובשנת 2016 על כ-19.7 מיליארד ש״ח.

- **תחזית התקבולים והמלוות לשנות הכספים 2016–2015:** פרק זה מציג בפני הקורא את צפי הכנסות המדינה לשנות הכספים 2016–2015.

  סך ההכנסות והמענקים נטו צפוי לעמוד בשנת הכספים 2015 על כ-297.5 מיליארד ש״ח ובשנת 2016 על כ-312.3 מיליארד ש״ח.

- **תחזית הטבות המס לשנות הכספים 2016–2015:** פרק זה מציג פירוט של הטבות המס הקיימות בישראל. על פי התחזית הנוכחית, בשנת הכספים 2015 צפויות לעמוד הטבות המס על כ-49.6 מיליארד ש״ח ובשנת הכספים 2016 על כ-50.9 מיליארד ש״ח.

- **תכנית התקציב הרב- שנתית לשנות הכספים 2017 – 2019:** פרק זה מציג פירוט לגבי התפתחות מחויבויות והכנסות הממשלה לשנים 2017 – 2019 וכן את צעדי ההתאמה שידרשו באותן שנים על מנת לעמוד במגבלות הפיסקאליות הקבועות בחוק.

חלק ב – סקירה כללית

- **המדיניות הכלכלית ומדיניות התקציב לשנות הכספים 2016–2015:** פרק זה מציג את הרקע הכלכלי להצעת תקציב המדינה לשנות הכספים 2016–2015. בתחילת הפרק מנותחים האתגרים המרכזיים, האיומים וההזדמנויות העומדים בפני המשק הישראלי. לאחר מכן מפורטים עיקרי ההתפתחויות הכלכליות תוך שימת דגש על ההאטה בקצבי הצמיחה של המשק הישראלי בשנים האחרונות. בהמשך מוצגים יעדי המדיניות הכלכלית הכוללים: הגברת התחרות והפחתת יוקר המחייה, התמודדות עם יוקר הדיור, הגדלת פריון העבודה וחיזוק ההון האנושי, ייעול הקצאת המשאבים הציבוריים וצמצום פערים כלכליים. בסוף הפרק מוצגים צעדי התכנית הכלכלית וביטויים במדיניות התקציב לשנות הכספים 2016–2015.

  הפרק מציג, בין היתר, את צעדי ההתאמות הצפויים להתבצע בתקציב, אשר מכנסים את התקציב למגבלת ההוצאה הקבועה בחוק ולגירעון תקציבי בגובה 2.9 אחוזי תוצר, בכל אחת מהשנים. זאת בהנחת צמיחה של 2.6 אחוזים ו-2.9 אחוזים בשנות הכספים 2016–2015 בהתאמה.

- **הצעת התקציב לשנות הכספים 2016–2015:** פרק זה מציג את מסגרת ההוצאה ברוטו (כולל ההוצאה המותנית בהכנסה) לשנות הכספים 2015– 2016, אשר מסתכמת בכ-411 מיליארד ש״ח בשנת 2015 ובכ-453 מיליארד ש״ח בשנת 2016. בנוסף, הפרק מציג את עיקרי השינויים בתקציב המדינה לשנות הכספים 2016–2015 לעומת תקציב המדינה לשנת הכספים 2014.

- **ניתוח התפתחות ההוצאה התקציבית בשנות הכספים 2016–2006:** פרק זה מציג ניתוח של התפתחות ההוצאה התקציבית הראלית בין השנים 2016–2006 לפי תחומים עיקריים, דוגמת הביטחון והסדר הציבורי, החינוך, הבריאות וכדומה. מהפרק עולה כי בשנים האמורות, ההוצאות שעלו בשיעורים החדים ביותר היו ההוצאות על הבריאות, החינוך וההשכלה הגבוהה, בעוד שההוצאה שירדה בשיעור החד ביותר הייתה ההוצאה על תשלומי הריבית.

- **תכנית התקציב הרב-שנתי לשנות הכספים 2019–2016:** פרק זה מציג את תחזית הוצאות הממשלה לשנים 2019–2016 תוך חלוקה למספר תחומי הוצאה עיקריים ופירוט ההנחות שבבסיס התחזית. בנוסף מוצגים בפרק זה היקף ההתאמות הנדרשות בשנים האמורות לצורך התכנסות למסגרות הפיסקליות הקבועות בחוק, זאת בהסתמך

על ההערכות ועל הנתונים הידועים כיום. בשנת 2017 נדרשות התאמות בהיקף של 14.4 מיליארד ש״ח לצורך עמידה במסגרות הפיסקליות הקבועות בחוק (תקרת הגירעון ומגבלת ההוצאה התקציבית). בשנים 2018 ו-2019 סך התאמות הנדרשות עומד על 15.1 מיליארד ש״ח ועל 14.6 מיליארד ש״ח בהתאמה.

- **הגירעון ומימונו לשנות הכספים 2016–2015:** פרק זה מציג את הגירעון התקציבי לשנות הכספים 2016–2015, אשר צפוי לעמוד על 31.5 מיליארד ש״ח בשנת 2015 ו-35.0 מיליארד ש״ח בשנת 2016. הגירעון למימון בשנים האמורות צפוי לעמוד על 25.8 מיליארד ש״ח בשנת 2015 ועל 31.2 מיליארד ש״ח בשנת 2016. בנוסף, הפרק מציג את אופן מימון הגירעון הצפוי.

חלק ג – סקירת עיקרי ההוצאות והפעולות של משרדי הממשלה

חלק זה מציג את עיקרי הפעולות וההוצאות של משרדי הממשלה לשנות הכספים 2016–2015, והוא מחולק לתחומי ההוצאה הבאים: הביטחון והסדר הציבורי, משרדי המטה, השירותים החברתיים, ענפי המשק, התשתיות, תשלום חובות והוצאות אחרות. יש לציין כי לצורך הגברת השקיפות ושיפור אופן הנגשת התקציב, בהצעת התקציב לשנים 2016–2015 חלו שינויים לעומת הצעת התקציב לשנים 2014–2013 בחלוקת הוצאות הממשלה השונות לתחומי ההוצאה, כך שהצגת התפלגות הוצאות הממשלה תהייה ברורה ואחידה יותר.

חלק ד – הכנסות המדינה ממסים

- **תחזית ההתפתחויות המקרו-כלכליות והכנסות המדינה ממסים ומהכנסות אחרות בשנים 2016–2015:** חלק זה מפרט את המשתנים המקרו-כלכליים המהווים בסיס לתחזית הכנסות המדינה ממסים, כגון: תחזיות צמיחת התוצר, שוק העבודה והשינוי במחירים ובעקבותיהם את תחזית הכנסות המדינה ממסים וההכנסות האחרות. תחזית הצמיחה לשנת הכספים 2015 עומדת על 2.6 אחוזי תוצר ובשנת הכספים 2016 על 2.9 אחוזי תוצר.

  תחזית הכנסות המדינה ממסים לשנת הכספים 2015 עומדת על 267.6 מיליארד ש״ח ותחזית ההכנסות האחרות עומדת על 29.9 מיליארד ש״ח. תחזית הכנסות המדינה ממסים לשנת הכספים 2016 עומדת על 277.3 מיליארד ש״ח ותחזית ההכנסות האחרות עומדת על 35.0 מיליארד ש״ח.

- **תחזית הטבות המס לשנות הכספים 2015 ו-2016:** פרק זה מציג באופן מפורט את כלל הטבות המס הקיימות במערכת המס בישראל. סך עלות הטבות המס בשנות הכספים 2016–2015 עומדת כאמור על כ-49.6 מיליארד ש״ח ובשנת הכספים 2016 על כ-50.9 מיליארד ש״ח.

חלק ה – נספחים

- **עקרונות חוק התקציב, מסמכי חוק התקציב, מחירי התקציב, חוק התקציב לשנת הכספים 2016–2015:** פרקים אלו מפרטים את התשתית החוקית המשמשת לצורך בניית התקציב וכן את תחזיות המחירים אשר שימשו לצורך בניית התקציב במחירים שוטפים.

- **סך תקני כוח האדם לשנות הכספים 2016–2015:** פרק זה מציג את סך תקני כוח האדם שהממשלה רשאית להעסיק בשנת הכספים 2015 תוך חלוקה לסעיפי התקציב השונים. בשנת הכספים 2015 תוכל הממשלה להעסיק 112,352 שיאי כוח אדם (כולל עבודה בלתי צמיתה) ובשנת הכספים 2016 הממשלה תוכל להעסיק 114,848 שיאי כוח אדם (כולל עבודה בלתי צמיתה).
- **תקציב ההוצאות ברוטו לשנות הכספים 2016–2014:** פרק זה מציג השוואה רב-שנתית של הוצאות ברוטו (הוצאה נטו בתוספת הוצאה מותנת בהכנסה) תוך חלוקה לסעיפי התקציב השונים.
- **תקציב ההוצאות נטו לשנות הכספים 2016–2014:** פרק זה מציג השוואה רב-שנתית של ההוצאות נטו תוך חלוקה לסעיפי התקציב השונים.
- **תשלום חובות קרן ותשלום חובות הריבית לשנות הכספים 2016–2014:** פרקים אלו מציגים השוואה רב-שנתית של הוצאות הממשלה המשמשות לתשלום חובות קרן ולתשלום חובות הריבית.
- **תחזית התקבולים והמלוות לשנות הכספים 2016–2014:** פרק זה מציג השוואה רב-שנתית של התקבולים והמלוות.

תקציב 2016-2015

תקציב המדינה לשנת הכספים 2015
במליארדי ש"ח


משרדי מטה
16.6
ענפי משק
8.0
שירותים חברתיים
131.9
בטחון וסדר ציבורי
75.0
הוצאות אחרות
28.5
תשתיות
19.8
החזרי חוב
49.8

תקציב המדינה לשנת הכספים 2016
במליארדי ש"ח


משרדי מטה
16.4
ענפי משק
9.7
שירותים חברתיים
142.1
בטחון וסדר ציבורי
74.7
הוצאות אחרות
32.5
תשתיות
21.2
החזרי חוב
51.1

חלק א
מסמכי התקציב

הצעת התקציב לשנות הכספים 2015-2016

הצעת תקציב המפעלים העסקיים לשנות הכספים 2015-2016

תחזית התקבולים והמלוות לשנות הכספים 2015-2016

תחזית הטבות המס לשנות הכספים 2015-2016

הצעת התקציב לשנת הכספים 2015

באלפי ש"ח

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח האדם
	סך-הכול כללי	383,855,344	26,781,314	134,785,946	75,434
	=========	=========	========	========	========
	התקציב לחישוב מגבלת ההוצאה *	329,533,344			
	תשלום חובות למעט תשלום חובות לביטוח הלאומי	54,322,000			
חלק א :	תקציב רגיל	294,052,858	21,557,370	66,845,527	75,434
חלק ב :	תקציב הפיתוח וחשבון הון	89,802,486	5,223,944	67,940,419	
חלק א:	**תקציב רגיל**	**294,052,858**	**21,557,370**	**66,845,527**	**75,434**
	----------------	------------------	-----------------	-----------------	-----------
	משרדי המטה	**16,355,444**	**1,440,528**	**1,261,571**	**15,739**
	=========	========	=======	======	========
01	נשיא המדינה ולשכתו	63,479	800		59
02	הכנסת **	675,793	180	40,000	717
04	משרד ראש הממשלה	2,133,144	36,314	426,256	926
05	משרד האוצר	2,387,506	319,133		5,140
06	משרד הפנים	543,897	42,900	213,315	649.5
08	משרד המשפטים	3,234,232	872,658		5,492
09	משרד החוץ	1,606,983	77,471		1,010
10	המטה לביטחון לאומי	44,256			7
11	מבקר המדינה ***	372,018			580
14	בחירות ומימון מפלגות	573,971			
18	הרשויות המקומיות	4,250,068		582,000	
68	רשות האוכלוסין, ההגירה ומעברי הגבולות	470,097	91,072		1,159

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח האדם
	הביטחון והסדר הציבורי	**74,127,467**	**9,332,779**	**50,070,615**	**36,885.5**
07	המשרד לביטחון הפנים	14,321,601	1,106,261	2,870,615	34,395
15	משרד הביטחון	56,753,929	8,080,000	47,000,000	2,195
16	הוצאות חירום אזרחיות	578,728		200,000	45.5
17	תיאום הפעולות בשטחים	101,750	146,518		250
35	הוועדה לאנרגיה אטומית	147,927			
46	חוק חיילים משוחררים	2,223,532			
	השירותים החברתיים	**129,663,084**	**8,427,515**	**1,478,172**	**16,314**
	=============	=========	=======	========	=====
19	משרד המדע, הטכנולוגיה והחלל, משרד התרבות והספורט	1,359,053	74,931	209,950	134
20	משרד החינוך	48,575,572	2,302,377	802,484	2,409
21	ההשכלה הגבוהה	9,742,802			
23	משרד הרווחה	5,894,867	1,964,944	81,183	3,179.5
24	משרד הבריאות	27,119,705	4,082,110	294,555	10,095.5
25	הרשות לזכויות ניצולי השואה	3,856,891			89.5
27	המוסד לביטוח לאומי	31,226,931			
30	המשרד לקליטת העלייה	1,887,263	3,153	90,000	406.5
	תשתיות	**3,235,780**	**190,746**	**72,800**	**2,016**
	======	=========	======	========	======
29	משרד הבינוי	243,706	5,000		609.5
34	משרד האנרגיה והמים	354,011	52,500	45,000	299.5
40	משרד התחבורה והבטיחות בדרכים	432,232	106,838	23,000	753.5
41	הרשות הממשלתית למים וביוב	100,111	1,288	4,000	121.5
42	מענקי בינוי ושיכון	2,009,167	4,320		
43	המרכז למיפוי ישראל	96,553	20,800	800	232

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח האדם
	ענפי המשק	**7,372,943**	**1,487,106**	**3,843,369**	**4,026.5**
	===========	=========	=========	========	=========
26	המשרד להגנת הסביבה	329,523	637,068	59,300	521
33	משרד החקלאות ופיתוח הכפר	1,620,540	220,745	668,591	1,334
36	משרד הכלכלה	3,116,651	47,096	532,228	1,926
37	משרד התיירות	317,927	4,064	15,000	145.5
38	תמיכות בענפי המשק	1,919,836	557,898	2,568,250	
39	משרד התקשורת	68,466	20,235		100
	הוצאות אחרות	**24,602,140**	**678,696**	**10,119,000**	**453**
	===========	=========	=========	========	=========
12	גמלאות ופיצויים	14,705,755	678,396		
13	הוצאות שונות	2,043,932			
47	רזרבה כללית	7,429,767		10,000,000	325
54	רשויות פיקוח	422,686	300	119,000	128
	החזרי חוב	**38,696,000**			
	========	========			
45	תשלום ריבית ועמלות	38,696,000			
חלק ב:	**תקציב הפיתוח וחשבון הון**	**89,802,486**	**5,223,944**	**67,940,419**	
	תקציב הפיתוח	24,413,197	5,223,944	67,940,419	
	---------------	---------------	---------------	---------------	
	משרדי המטה	**231,882**	**190,188**	**3,096,315**	
	=========	=======	======	=======	
51	דיור ממשלתי	150,589	190,188	3,066,000	
53	משפטים ובתי משפט	81,293		30,315	

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח האדם
	הביטחון והסדר הציבורי	**862,943**	**55,400**	**990,441**	
	=============	======	======	=======	
52	המשטרה ובתי הסוהר	862,943	55,400	990,441	
	השירותים החברתיים	**2,190,396**	**57,311**	**3,018,392**	
	=============	=======	======	=======	
60	חינוך	1,468,536		2,387,342	
67	בריאות	721,860	57,311	631,050	
	תשתיות	**16,573,846**	**3,046,826**	**57,041,376**	
	======	=======	======	========	
70	שיכון	1,528,505	2,924,700	6,752,952	
73	מפעלי מים	1,038,068	2,000	1,333,424	
79	פיתוח התחבורה	14,007,273	120,126	48,955,000	
	ענפי משק	**619,455**	**140,500**	**987,667**	
	=============	=======	======	=======	
76	התעשיה	131,107	60,000	189,000	
78	פיתוח התיירות	488,348	80,500	798,667	
	הוצאות אחרות	**3,934,675**	**1,733,719**	**2,806,228**	
	=============	=======	======	=======	
83	הוצאות פיתוח אחרות	3,934,675	1,733,719	2,806,228	
	החזר חובות	**65,389,289**			
	=============	=======	======	=======	
84	תשלום חובות	65,389,289			
	מזה: תשלום חובות לביטוח הלאומי	11,067,289			

* התקציב נטו (383,855,344) בניכוי תשלום חובות (65,389,289) למעט תשלום חובות לביטוח הלאומי (11,067,289).

** הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו"ר הכנסת, ומהווה חלק מחוק התקציב.

*** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.

הצעת התקציב לשנת הכספים 2016

באלפי ש"ח

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח האדם
	סך-הכול כללי	424,810,079	28,005,907	96,069,553	76,995
	=============	=========	========	========	========
	התקציב לחישוב מגבלת ההוצאה *	347,689,079			
	תשלום חובות למעט תשלום חובות למוסד לביטוח לאומי	77,121,000			
חלק א:	תקציב רגיל	311,615,357	21,916,504	43,890,961	76,995
חלק ב:	תקציב הפיתוח וחשבון הון	113,194,722	6,089,403	52,178,592	
חלק א:	**תקציב רגיל**	**311,615,357**	**21,916,504**	**43,890,961**	**76,995**
	-------------------------	-----------------	----------------	----------------	----------------
	משרדי המטה	**16,104,936**	**1,490,186**	**2,211,441**	**16,122**
	=========	========	=======	=======	=======
01	נשיא המדינה ולשכתו	57,724	800		64
02	הכנסת **	692,893	180		717
04	משרד ראש הממשלה	1,635,130	14,651	705,341	840
05	משרד האוצר	2,453,506	333,133		5,566
06	משרד הפנים	235,256	1,400	6,100	438
08	משרד המשפטים	3,204,172	957,693		5,422.5
09	משרד החוץ	1,654,776	77,471		994
10	המטה לביטחון לאומי	50,249			7
11	מבקר המדינה ***	376,143			580
14	בחירות ומימון מפלגות	146,304			
18	הרשויות המקומיות	4,404,132		590,000	
22	המשרד לשירותי דת	607,998	12,786	70,000	335
68	רשות האוכלוסין, ההגירה ומעברי הגבולות	586,653	92,072	840,000	1,159
	הביטחון והסדר הציבורי	**74,251,987**	**9,166,722**	**25,268,013**	**37,513.5**
07	המשרד לביטחון הפנים	15,037,871	1,080,533	3,068,013	35,085
15	משרד הביטחון	55,977,842	7,945,000	22,000,000	2,142

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח האדם
16	הוצאות חירום אזרחיות	576,454		200,000	44.5
17	תיאום הפעולות בשטחים	99,744	141,189		242
35	הוועדה לאנרגיה אטומית	147,927			
46	חוק חיילים משוחררים	2,412,149			
	השירותים החברתיים	**140,177,128**	**9,111,077**	**1,783,467**	**16,538**
	=============	=========	========	========	========
19	משרד המדע, הטכנולוגיה והחלל, משרד התרבות והספורט	1,335,214	74,931	216,922	145
20	משרד החינוך	50,594,066	2,302,377	540,807	2,374
21	ההשכלה הגבוהה	10,001,917			
23	משרד הרווחה	6,435,416	2,076,694	81,183	3,183.5
24	משרד הבריאות	29,174,454	4,653,325	294,555	10,339.5
25	הרשות לזכויות ניצולי השואה	3,798,341			89.5
27	המוסד לביטוח לאומי	37,059,774			
30	המשרד לקליטת העלייה	1,777,946	3,750	650,000	406.5
	תשתיות	**3,583,519**	**190,746**	**89,300**	**1,947**
29	משרד הבינוי	275,288	5,000		568.5
34	משרד האנרגיה והמים	406,382	52,500	62,000	301
40	משרד התחבורה והבטיחות בדרכים	422,669	106,838	23,000	735.5
41	הרשות הממשלתית למים וביוב	113,306	1,288	3,500	118.5
42	מענקי בינוי ושיכון	2,273,762	4,320		
43	המרכז למיפוי ישראל	92,112	20,800	800	224
	ענפי המשק	**8,547,100**	**1,269,377**	**4,272,025**	**3,912.5**
	=============	========	=======	=======	=======
26	המשרד להגנת הסביבה	358,244	479,339	280,000	509
33	משרד החקלאות ופיתוח הכפר	1,825,398	220,745	697,900	1,301
36	משרד הכלכלה	3,661,197	47,096	694,500	1,862
37	משרד התיירות	196,224	4,064	15,000	142.5

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח האדם
38	תמיכות בענפי המשק	2,436,461	497,898	2,584,625	
39	משרד התקשורת	69,576	20,235		98
	הוצאות אחרות	**29,541,687**	**688,396**	**10,266,715**	**963**
	===========	=========	========	========	========
12	גמלאות ופיצויים	15,642,142	678,396		
13	הוצאות שונות	3,865,369			
47	רזרבה כללית	9,338,972		10,000,000	591
54	רשויות פיקוח	695,204	10,000	266,715	372
	החזרי חוב	**39,409,000**			
	========	========			
45	תשלום ריבית ועמלות	39,409,000			
חלק ב:	**תקציב הפיתוח וחשבון הון**	**113,194,722**	**6,089,403**	**52,178,592**	
	תקציב הפיתוח	24,380,722	6,089,403	52,178,592	
	----------------	---------------	---------------	---------------	
	משרדי המטה	**252,142**	**190,188**	**1,507,315**	
	=========	=======	======	=======	
51	דיור ממשלתי	171,983	190,188	1,477,000	
53	משפטים ובתי משפט	80,159		30,315	
	הביטחון והסדר הציבורי	**476,555**	**55,400**	**567,190**	
	=============	======	======	=======	
52	המשטרה ובתי הסוהר	476,555	55,400	567,190	
	השירותים החברתיים	**1,937,468**	**464,311**	**2,192,880**	
	=============	=======	======	=======	
60	חינוך	1,280,126	400,000	1,561,830	
67	בריאות	657,342	64,311	631,050	

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח האדם
	תשתיות	**17,607,866**	**3,730,700**	**46,302,310**	
	======	========	======	========	
70	שיכון	1,419,740	2,924,700	4,832,886	
73	מפעלי מים	1,173,652	102,000	1,308,424	
79	פיתוח התחבורה	15,014,474	704,000	40,161,000	
	ענפי משק	**1,112,303**	**160,000**	**866,300**	
	==============	========	======	========	
76	התעשייה	188,961	60,000	191,000	
78	פיתוח התיירות	923,342	100,000	675,300	
	הוצאות אחרות	**2,994,388**	**1,488,804**	**742,597**	
	==============	========	======	========	
83	הוצאות פיתוח אחרות	2,994,388	1,488,804	742,597	
	החזר חובות	**88,814,000**			
	==============	========	======	========	
84	תשלום חובות	88,814,000			
	מזה: תשלום חובות למוסד לביטוח לאומי	11,693,000			

* התקציב נטו (424,810,079) בניכוי תשלום חובות (88,814,000) למעט תשלום חובות למוסד לביטוח לאומי (11,693,000).

** הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו״ר הכנסת, ומהווה חלק מחוק התקציב.

*** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.

הצעת תקציב המפעלים העסקיים לשנת הכספים 2015

באלפי ש"ח

	ריכוז התוספת השנייה	הכנסה / הוצאה	הרשאה להתחייב	שיא כוח האדם
	סך-הכול הכנסות	**17,823,888**		
	=========	=========		
89	מפעלי משרד רוה"מ והאוצר*	400,064		
94	בתי חולים ממשלתיים	10,043,130		
95	נמל חדרה	41,994		
98	רשות מקרקעי ישראל	7,338,700		
	סך-הכול הוצאות	**17,823,888**	**2,094,485**	**22,037**
	===========	========	========	======
89	מפעלי משרד רוה"מ והאוצר*	400,064		100.5
94	בתי חולים ממשלתיים	10,043,130		21,257.5
95	נמל חדרה	41,994		5
98	רשות מקרקעי ישראל	7,338,700	2,094,485	674

* לשכת הפרסום הממשלתית והמדפיס הממשלתי

הצעת תקציב המפעלים העסקיים לשנת הכספים 2016

באלפי ש"ח

	ריכוז התוספת השנייה	הכנסה / הוצאה	הרשאה להתחייב	שיא כוח האדם
	סך-הכול הכנסות	19,741,309		
	=========	=========		
89	מפעלי משרד רוה"מ והאוצר*	319,058		
91	פיתוח לאומי	1,000,000		
94	בתי חולים ממשלתיים	9,975,357		
95	נמל חדרה	41,994		
98	רשות מקרקעי ישראל	8,404,900		
	סך-הכול הוצאות	19,741,309	2,160,000	22,835.5
	===========	========	========	======
89	מפעלי משרד רוה"מ והאוצר*	319,058		99
91	פיתוח לאומי	1,000,000		
94	בתי חולים ממשלתיים	9,975,357		22,071.5
95	נמל חדרה	41,994		5
98	רשות מקרקעי ישראל	8,404,900	2,160,000	660

* לשכת הפרסום הממשלתית והמדפיס הממשלתי

תחזית התקבולים והמלוות לשנות הכספים 2015-2016

(באלפי ש״ח)

		הצעת התקציב לשנת 2015	הצעת התקציב לשנת
	סך הכנסות ומענקים נטו*	297,566,971	312,315,730
	סך-הכול כללי	383,855,344	424,810,079
	==========	========	========
	חלק א : תקבולים שוטפים	294,052,858	311,615,430
	חלק ב : תקבולים ממלוות וחשבון הון	89,802,486	113,194,649

	חלק א: תקבולים שוטפים	**294,052,858**	**311,615,430**
	מסים ותשלומי חובה	269,253,930	278,903,932
	------------------------------	---------------	---------------
	מסי הכנסה ורכוש	135,550,071	143,800,073
	---------------------------	---------------	---------------
001	מס הכנסה	112,400,071	120,600,073
002	מע״מ על מלכ״רים ומוסדות פיננסיים	11,900,000	12,600,000
003	מס שבח	3,850,000	4,000,000
004	מס רכישה	7,000,000	6,200,000
005	מס מכירה ומס רכוש		
007	מס מעסיקים	400,000	400,000
	מסי הוצאה	133,703,859	135,103,859
	------------------	---------------	---------------
011	מכס והיטל על הייבוא	2,900,000	3,000,000
012	מע״מ, כולל מע״מ על ייבוא ביטחוני	89,403,859	89,303,859
013	מס קנייה	17,000,000	17,700,000
015	בלו	600,000	600,000
018	מס דלק	17,000,000	17,600,000
025	אגרות ורשיונות אחרים	6,800,000	6,900,000
	ריבית ורווחים	1,285,000	1,150,000
	--------------------	---------------	---------------
034	ריבית במט״ח	250,458	224,145
035	ריבית בשקלים	1,034,542	925,855

		הצעת התקציב לשנת 2015	הצעת התקציב לשנת
	תמלוגים	2,042,778	2,843,673
	------------	---------------	---------------
042	תמלוגים ממפעלים עסקיים	100,321	104,768
043	תמלוגים מאוצרות טבע	635,000	656,000
044	תמלוגים מחברות ממשלתיות	208,307	714,720
045	דיבידנדים מחברות ממשלתיות	1,099,150	1,368,185
	תקבולים שונים	1,224,647	1,291,493
	----------------------	---------------	---------------
046	החזר על חשבון תקציב שנים קודמות	6,392	6,492
047	הכנסות משירותים שונים	596,211	628,876
050	דמי שימוש בנכסים ממשלתיים	328,578	346,580
048	הכנסה מיועדת מעל האומדן	293,466	309,545
049	רווחי בנק ישראל שמומשו		
	העברה מחלק ב	20,246,503	27,426,332
	-----------------------	---------------	---------------
	חלק ב: תקבולים ממלוות וחשבון הון	**89,802,486**	**113,194,649**
	======================	========	========
	החזר השקעות והלוואות הממשלה	6,296,636	4,182,559
	-------------------------------	---------------	---------------
051	גביית קרן בשקלים	5,759,925	3,779,846
053	גביית קרן במט"ח	386,711	402,713
076	הכנסות ממכירת קרקעות מדינה	150,000	
	הפרשות לפנסיה ולפיצויים	12,720	12,859
	-------------------------------	-----------	-----------
071	הפרשות יחידות משקיות	9,614	9,583
072	הפרשות מפעלים עסקיים		
073	הפרשות לפנסיה-חברות	3,106	3,276

		הצעת התקציב לשנת 2015	הצעת התקציב לשנת
	הכנסות הון	378,000	2,294,311
075	הפרטה	378,000	2,294,311
	מלוות בארץ	88,772,860	114,142,479
081	מלווה מהמוסד לביטוח לאומי	14,609,123	19,125,000
082	הכנסה מאמיסיות והפקדות	74,163,737	95,017,479
	מלוות ומענקים מחו"ל	14,588,773	19,988,773
900	מלווה עצמאות ופיתוח	5,800,000	5,200,000
901	בניכוי: הוצאות הפצה	-200,000	-200,000
	מלוות ומענקים מארה"ב:		
902	- ביטחון	8,988,773	8,988,773
904	- סיוע אזרחי		
907	- מלוות אחרים		6,000,000
908	הלוואות בנקאיות		
	העברה לחלק א	-20,246,503	-27,426,332

* סך התקבולים השוטפים בניכוי העברה מחלק ב' ובתוספת הכנסות ממכירת קרקעות מדינה, הפרשה לפנסיה ולפיצויים, מילווה מהמוסד לביטוח הלאומי והמענק הביטחוני מארה"ב.

תחזית הטבות המס לשנות הכספים 2015-2016

(במיליוני ש״ח)

נושא	2015	2016
סך הכול	49,610	50,920
חלק ראשון: מסים ישירים	**40,260**	**41,310**
1. הטבות לגורמי ייצור	7,780	7,070
א. החוק לעידוד השקעות הון	7,600	6,900
- כללי	-	-
- משקיעי חוץ	-	-
- מסלול חלופי	-	-
ב. חוק האנג׳לים	..	
ג. מחקר ופיתוח, חיפושי נפט וסרטים	..	..
ד. זיכוי לעובדי משמרות	180	170
ה. החוק לעידוד התעשייה	..	..
ו. פחת מואץ	-	-
ז. פטור השתתפות	..	..
ח. מס מוגבל על רווחי הון (לא כולל בורסה)	-	-
2. הטבות לחיסכון ולשוק ההון	17,600	18,690
א. קופות פנסיה, נטו :	13,140	13,900
- הטבות בעת ההפקדה	10,100	10,300
- הטבות בצבירה	7,000	7,700
- בניכוי מיסוי בעת המשיכה	-3,960	-4,100
ב. קרנות השתלמות	4,260	4,590
- הטבות בעת ההפקדה	3,300	3,530
- הטבות בצבירה	960	1,060
ג. הכנסה מריבית	200	200
ד. מיסוי אופציות לעובדים במסלול הוני	..	..
3. רווחה ופיזור אוכלוסייה	4,520	4,900
א. פטור ממס הכנסה למלכ״ר	..	..
ב. פטור לקצבאות משרד הביטחון	520	560
ג. פטור לקצבאות הביטוח הלאומי	1,600	1,730
- קצבאות ילדים	810	860

נושא	2015	2016
- קצבאות זקנה ושארים	720	800
- קצבאות אחרות	70	70
ד. זיכוי לעולים חדשים	40	50
ה. פטור לעולים חדשים ולתושבים חוזרים על הכנסות מחו"ל	..	..
ו. זיכוי בשל החזקת קרוב במוסד	40	50
ז. זיכוי להורה שילדו נטול יכולת	50	50
ח. זיכוי בשל תרומות	390	420
ט. הטבות לעיוורים ולנכים	380	450
י. זיכוי לתושבים באזורי פיתוח	1,390	1,480
יא. זיכוי למעבידים באילת	110	110
4. הטבות למשפחה (פרט לפטור על קצבאות ילדים)	4,010	4,070
א. זיכוי למשפחות חד-הוריות	120	120
ב. חצי נקודת זיכוי לנשים	860	880
ג. זיכוי בגין ילדים (לרבות במשפחות חד-הוריות)	2,980	3,020
ד. זיכוי בגין בן זוג לא עובד	30	30
ה. זיכוי למשלמי מזונות	20	20
5. הטבות שונות במס הכנסה	1,760	1,830
א. הכנסות מהימורים	250	270
ב. פטור להשכרת דירות מגורים	1,210	1,250
ג. עידוד בניית דירות להשכרה	60	60
ד. חיילים משוחררים	70	70
ה. סטודנטים	160	170
ו. ספורטאים זרים	10	10
6. קרנות וגופים מוטבים	-	-
א. קרן קיסריה	..	..
ב. האקדמיה הלאומית הישראלית למדעים	..	..
ג. קרן וולף	..	..
ד. קרן המדע הדו-לאומית של ארה"ב וישראל	..	..
ה. המרכז הישראלי לקידום תרבות האדם (מכון וון ליר)	..	..
ו. חברת קו צינור אילת-אשקלון (קצא"א)	..	..

נושא	2015	2016
7. טובות הנאה (Fringe Benefits)	330	350
א. רכב צמוד	330	350
ב. חניה במקום העבודה	..	..
8. הטבות במיסי נדל"ן	4,260	4,400
א. הנחות במס רכישה	-	-
ב. פטור ממס שבח לדירת מגורים	4,260	4,400
ג. מס שבח מוגבל לנכסים היסטוריים	-	-
ד. מס שבח מוגבל ל-20 או 25 אחוזים	-	-
חלק שני: מסים עקיפים	**9,050**	**9,280**
1. מכס ומס קנייה	3,970	4,150
א. סולר	3,100	3,170
ב. עולים חדשים	50	50
ג. תושבים חוזרים	10	10
ד. תיירים ישראליים	460	480
ה. אביזרי בטיחות לרכב	150	200
ו. מס מוגבל למוניות	170	200
ז. פטורים מותנים	30	40
2. מע"מ	5,080	5,130
א. פירות וירקות	3,010	3,020
ב. שירותי תיירות	920	920
ג. חוק אילת	810	810
ד. רכישות מחו"ל דרך האינטרנט	340	380
חלק שלישי: אגרות	**300**	**330**
1. שימוש בתדרים על יד מערכת הביטחון	120	130
2. רישוי רכב נכים	170	190
3. רישוי רכב ורישיון נהיגה למשרתים במילואים	10	10

תכנית התקציב הרב-שנתית לשנים 2017–2019

(במיליארדי ש"ח)

שנה	2017	2018	2019
סך הוצאות הממשלה	368.7	383.2	397.1
-------------------------	---------------	---------------	---------------
הביטחון והסדר הציבורי	76.2	79.3	82.0
השירותים החברתיים	156.0	163.4	171.2
תשתיות	24.3	25.7	26.8
ענפי המשק	10.1	10.0	9.8
משרדי המטה	17.0	17.7	17.8
החזרי חוב (ריבית וקרן בטל"א)	52.9	53.8	55.3
הוצאות אחרות	32.3	33.4	34.2
מגבלת ההוצאה המותרת על פי חוק	363.0	379.7	396.8
---	---------------	---------------	---------------
========	========	========	========
ההתאמות הנדרשות לצורך עמידה במגבלת ההוצאה	5.7	3.5	0.3
---	---------------	---------------	---------------
הוצאות אשראי	0.3	0.3	0.3
---	---------------	---------------	---------------
הוצאה לחישוב מגבלת הגירעון	362.7	379.4	396.5
סה"כ ההכנסות	322.7	338.2	354.5
---	---------------	---------------	---------------
ההכנסות ממסים	288.9	304.4	320.6
הכנסות אחרות	33.8	33.8	33.8
---	---------------	---------------	---------------
גירעון חיזוי במסגרת התכנסות למגבלת ההוצאה	40.0	41.2	42.0
גירעון מותר	31.2	29.6	27.7
---	---------------	---------------	---------------
========	========	========	========
צעדי ההתכנסות הנדרשים לצורך עמידה בתקרת הגירעון	8.7	11.6	14.3
---	---------------	---------------	---------------
========	========	========	========
סה"כ צעדי התכנסות נדרשים	14.4	15.1	14.6
גירעון מותר באחוזי תוצר	2.5%	2.25%	2.0%

חלק ב
סקירה כללית

המדיניות הכלכלית ומדיניות התקציב לשנות הכספים 2016-2015

הצעת התקציב לשנות הכספים 2016-2015

ניתוח התפתחות ההוצאה התקציבית בשנות הכספים 2016-2006

תכנית התקציב הרב-שנתית

הגירעון ומימונו לשנות הכספים 2016-2015

המדיניות הכלכלית ומדיניות התקציב לשנות הכספים 2016–2015

פרק זה מציג את הרקע להצעת תקציב המדינה לשנות הכספים 2015 ו-2016. תחילה ינותחו האתגרים המרכזיים, האיומים וההזדמנויות העומדים בפני המשק הישראלי, לאחר מכן יתוארו עיקרי ההתפתחויות הכלכליות, ובהמשך יפורטו יעדי המדיניות הכלכלית. לסיום יוצגו נושאי התכנית הכלכלית וביטויים במדיניות התקציב לשנים 2015 ו-2016.

כלכלת ישראל: חוזקות, חולשות, איומים והזדמנויות

במהלך העשור האחרון צמחה כלכלת ישראל בקצב מהיר והציגה יציבות מרשימה בפני זעזועים חיצוניים וביטחוניים. ההתפתחויות החיוביות בכלכלת ישראל בולטות במיוחד בשוק העבודה שנמצא במצב מצוין עם גידול עקבי בשיעורי ההשתתפות ואבטלה ברמות שפל. עם זאת, בשנים האחרונות התכנסה כלכלת ישראל לרמת צמיחה נמוכה מזו שהייתה מורגלת לה בעבר. הירידה ברמת הצמיחה של המשק נובעת משני תהליכים עיקריים - השינויים הדמוגרפיים שהביאו לירידה בקצב הגידול באוכלוסייה בגילאי העבודה, וכתוצאה מכך לירידה בפוטנציאל הצמיחה של המשק, והצמיחה הנמוכה במרבית המדינות המפותחות הפוגעת בביקוש לייצוא הישראלי ובהשקעות במשק.

בבסיס נקודות החוזק של המשק הישראלי עומדת מסורת ארוכה של רפורמות מבניות לשכלול המשק, להגברת התחרותיות, לצמצום ולייעול ההוצאה הציבורית ולקידום מדיניות פיסקלית אחראית ותומכת צמיחה. הרפורמות הרבות והמקיפות שעבר המשק הישראלי – כגון אלה שהונהגו במדיניות המס, ברמות ההוצאה ובשיעורי החוב, במערכת התמריצים בשוק העבודה, בשוק ההון, הפנסיה והחיסכון, בתחום התשתיות, התקשורת והתחבורה הציבורית ובשורת מהלכים לשכלולו של המשק ולפתיחתו לסביבה הגלובלית – הפכו אותו בעשור האחרון למשק פתוח ותחרותי.

בתוך כך, המשק הישראלי נהנה מיתרון בולט בתחום ההון האנושי והתעשיות עתירות הידע. יתרון זה וכן השיפור הניכר ביציבות הפיסקלית והמוניטרית בעשור הקודם, היוו גורם מרכזי לצמיחה המהירה שרשם המשק החל משלהי 2003 עד לפרוץ המשבר, ליכולת עמידותו בפני האתגרים הביטחוניים של העשור האחרון ולאיתנותו לנוכח המשבר הכלכלי העולמי. ביטוי לנקודות החוזק של המשק הישראלי ניתן למצוא אף ברמת האמון הגבוהה שממנו נהנתה ונהנית כלכלת ישראל בשווקים הבין-לאומיים, כפי שניתן לראות בהיקף ההשקעות הזרות במשק ובדירוג האשראי של ישראל. נקודת חוזק נוספת היא השיפור הניכר שנרשם ברמת ההשכלה של האוכלוסייה, שיפור הבא לידי ביטוי בנתונים הטובים בשוק העבודה.

בצד נקודות החוזק ניכרים גם סימני שחיקה מהותיים במרכיבי היתרון של המשק ותרחישים המעיבים על כושר הצמיחה של ישראל בהתנהלות של "עסקים כרגיל". יציבותה הפיסקלית של ישראל, נקודת חוזק בולטת טרום המשבר העולמי ותנאי הכרחי למיצוי פוטנציאל הצמיחה של המשק, נשחקה בשנים האחרונות. התפתחות זו מחייבת מדיניות עקבית שתוביל לחיזוק היציבות הפיסקלית בשנים הקרובות ולשיפורים בהרכב ההוצאה התקציבית, על מנת לאפשר שמירה על אמינותה הפיסקלית של הממשלה, במיוחד על רקע מיצוי מרבית פינוי המקורות מתשלומי הריבית והקושי בצמצום חלקו של תקציב הביטחון בתקציב. החשיבות בחיזוק האמינות הפיסקלית מקבלת משנה תוקף על רקע אי-הוודאות המתמשכת, הריביות האפסיות והצמיחה השברירית בכלכלה העולמית, הסיכונים הגאו-פוליטיים המשפיעים באופן

שלילי על כלכלת ישראל ועל יציבותה ולנוכח השינויים הדמוגרפיים הצפויים להשפיע באופן ניכר על כושר הצמיחה בטווח הבינוני והארוך והאתגר הפיסקלי שהם יציבו.

לצד הצורך בשמירה על משמעת פיסקלית, נדרשים תקציב המדינה והתכנית הכלכלית להתמודד עם חולשות נוספות הבולטות בכלכלת ישראל. התחרות המוגבלת והריכוזיות הגבוהה המאפיינים את המשק הישראלי מובילים להיעדר צורך בהתייעלות ובחדשנות, ובכך פוגעים בצמיחת המשק ומובילים ליוקר מחייה גבוה הפוגע ברווחת משקי הבית. בנוסף, יתרונה של ישראל בתחום ההון האנושי הולך ונשחק, והמשק הישראלי מתמודד עם פערים בתחום התשתיות, ובמרכזם – גודש תחבורתי הולך וגדל במרכז הארץ ובמטרופולינים. התפתחויות אלה פוגעות בפריון הכולל במשק, וההתמודדות עמן מחייבת הפניית משאבים רבים ומיקומם במרכז סדר העדיפויות התקציבי. חולשה בולטת נוספת נובעת מהפער בין ההיצע והביקוש בשוק המקרקעין והנדל״ן, והיא משפיעה במישרין על הזינוק ברמות המחירים בשוק הדיור בשנים האחרונות. עליות המחירים מקשות מאוד על רכישת דירה ויוצרות נטל כלכלי כבד על משקי בית, הנאלצים להקצות נתח ניכר מהכנסתם לדיור. הפערים הכלכליים והחברתיים בין קבוצות שונות בחברה הישראלית דורשים אף הם טיפול לצורך שיפור שוויון ההזדמנויות ומיצוי הפוטנציאל הקיים בחברה הישראלית. זאת, בין השאר, באמצעות שיפורים במנגנוני המיסוי (דוגמת תיקונים במיסוי אוצרות טבע) ובהקצאה התקציבית. על מנת להתמודד עם חולשות אלה יש לנקוט מגוון צעדים שיובילו לשיפור ברמת החיים וברווחה של תושבי ישראל:

- הגדלת ההכנסה של הפרט ושל משקי הבית בטווח הבינוני והארוך באמצעות פעולות לשיפור הצמיחה, לחיזוק ההון האנושי, להגדלת שיעור ההשתתפות ולהעלאת פריון העבודה.
- הגדלת יכולת הקנייה הקיימת של משקי הבית באמצעות צעדים להגברת התחרותיות, להוזלת מחירי מוצרים ושירותים ולצמצום יוקר הדיור.
- שיפור בהקצאת המשאבים הציבוריים וצמצום פערים.

תקציב המדינה והתכנית הכלכלית לשנים 2015 ו-2016 כולל סל רחב של צעדים, שיפורטו בהמשך, שמטרתם לקדם פתרונות לאתגרים אלה.

עיקרי ההתפתחויות הכלכליות

רקע

בחלק זה מוצגים עיקרי ההתפתחויות הכלכליות בשנות הכספים 2014-2013 ובמחצית הראשונה של שנת 2015. הסקירה כוללת את ההתפתחויות הראליות, ותציג בהרחבה את הגורמים להאטה בקצבי הצמיחה של המשק הישראלי בשנים האחרונות. כמו כן מתוארת המדיניות המוניטרית שננקטה בשנים 2015–2013 בתגובה להאטה במשק. כל הנתונים המופיעים בסקירה מעודכנים נכון לתאריך 12 באוגוסט 2015.

בשנים שקדמו למשבר העולמי, 2008–2004, רשם המשק הישראלי קצבי צמיחה גבוהים יחסית (6.5-3.5 אחוזים) והם נשמרו גם בשנתיים של ההתאוששות מהמשבר (2011–2010). עם זאת, בשנים האחרונות נרשמת ירידה בקצבי הצמיחה כששיעורי הצמיחה של המשק ירדו לקצב של כ-3 אחוזים בשנים 2014–2012. ברבעון השלישי של 2014 הגיעה מגמת ההאטה לשיאה, כאשר המשק רשם צמיחה רבעונית של 0.8 אחוז בלבד (בקצב שנתי), בעיקר בשל ההשפעות השליליות של מבצע ״צוק איתן״. ברבעון הרביעי של 2014 נרשמה צמיחה מהירה של 6.5 אחוזים, אם כי ככל הנראה לא מדובר

בתחילתה של חזרה לקצבי הצמיחה המהירים שידע המשק הישראלי בעשור הקודם. כך, ההאצה ברבעון הרביעי נבעה ברובה מההתאוששות ממבצע "צוק איתן" ומשינויים במבנה המס על כלי רכב (שהובילו להקדמה של רכישת מכוניות). ביצועי המשק הישראלי ברבעון הראשון של 2015 מאששים את הסברה שסביבת הצמיחה החדשה נמוכה יותר, כאשר המשק צמח בשיעור של 2.0 אחוזים (בקצב שנתי).

צמיחת התוצר

שיעור שינוי שנתי ורבעוני בקצב השנתי


7%
6%
5%
4%
3%
2%
1%
0%
-1%
0.1%
-0.1%
1.1%
5.1%
4.3%
5.8%
6.3%
3.5%
1.9%
5.8%
4.2%
3.0%
3.2%
2.8%
2.9%
1.6%
0.8%
6.5%
2.0%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2014Q1
2014Q2
2014Q3
2014Q4
2015Q1

מקור: הלמ"ס

את הירידה בקצבי הצמיחה בשנים האחרונות ניתן לייחס לארבעה גורמים עיקריים: סגירת פער התוצר, שחיקת התחרותיות של המשק, ההתאוששות האטית בכלכלה העולמית ומיצוי השיפור המהיר בשוק העבודה.

הירידה בקצב הצמיחה, ההאטה בקצב האינפלציה, התיסוף הראלי המתמשך של השקל והריביות הנמוכות בעולם הביאו למדיניות מוניטרית מרחיבה של בנק ישראל, אשר באה לידי ביטוי בהורדת הריבית לרמה נמוכה בקנה מידה היסטורי וברכישות מטבע חוץ בהיקף נרחב, החל מהרבעון השני של שנת 2013. אולם, סביבת הריבית הנמוכה תרמה לעלייה משמעותית במחיריהם של נכסי השקעה שונים, התפתחות שעלולה להיות בעייתית כאשר בנק ישראל יתחיל לסגת מהמדיניות המוניטרית המרחיבה.

ההתפתחויות בכלכלה הראלית – האטה בקצבי הצמיחה

בשנת 2013 צמח התוצר המקומי הגולמי ב-3.2 אחוזים, עלייה קלה ביחס לצמיחה שנרשמה בשנת 2012, אך השיעור נמוך משמעותית מקצבי הצמיחה שנרשמו בשנים 2010—2011. במהלך 2013 נרשמה צמיחה מתונה של 1.5-3.0 אחוזים בלבד בכל הרבעונים, למעט ברבעון השני, שבו הצמיחה של 5.6 אחוזים בקצב השנתי הושפעה מהתחלת הפקת הגז ממאגר תמר. מגמת ההאטה נמשכה בשנת 2014, כאשר התוצר צמח ב-2.8 אחוזים. בשנתיים האחרונות הצמיחה התבססה בעיקר על גידול בצריכה הפרטית ובצריכה הציבורית, בעוד שבייצוא הסחורות והשירותים נמשכה מגמת ההאטה, וברכיב ההשקעות בנכסים קבועים (בעיקר בהשקעות בבנייה) אף נרשמה התכווצות במהלך שנת 2014.

ההאטה בשנת 2014 באה לידי ביטוי בשלושת הרבעונים הראשונים של השנה, כאשר קצב הצמיחה הואט מ- 2.9 אחוזים ברבעון הראשון ל- 0.8 אחוז ברבעון השלישי, בעיקר בשל ההשפעות השליליות של מבצע "צוק איתן". לעומת זאת, ברבעון הרביעי של 2014 נרשמה צמיחה מהירה של 6.5 אחוזים, אף כי לא מדובר, ככל הנראה, על תחילתה של חזרה לקצבי הצמיחה המהירים שידע המשק הישראלי. ניתן ליחס את ההאצה ברבעון הרביעי לגורמים זמניים, ובהם התאוששות ממבצע "צוק איתן" והקדמת רכישה של כלי רכב בשל שינויים במבנה המס. עדות לכך שקצב הצמיחה הגבוה ברבעון האחרון של 2014 איננו מייצג מעבר לסביבת צמיחה מהירה יותר של המשק הישראלי, ניתן לראות בחזרה לקצבי הצמיחה הנמוכים שנרשמו לפני מבצע "צוק איתן" ברבעון הראשון של 2015, כאשר המשק צמח ב- 2.0 אחוזים.

צמיחת רכיבי התוצר

שיעור שינוי שנתי ורבעוני בקצב שנתי


2013
2014
2015Q1
14%
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
צריכה פרטית
צריכה ציבורית
השקעה בנכסים קבועים
ייצוא סחורות ושירותים
ייבוא סחורות ושירותים
3.3%
4.1%
7.9%
3.5%
4.2%
0.9%
1.1%
-2.8%
-6.5%
1.5%
1.1%
-6.4%
-0.1%
2.4%
11.1%

מקור: הלמ"ס

בחינת נתוני הפעילות הראלית מצביעה אף היא על האטה בקצבי הצמיחה. כך, מדד הייצור התעשייתי, אשר רשם צמיחה מהירה בשנים 2012–2005 (כ-6 אחוזים לשנה, למעט ירידה משמעותית בשנת 2009 על רקע משבר ה-Sub-Prime), צמח בשנים 2013 ו-2014 בשיעור של כ-1.5-0.5 אחוזים בלבד בכל שנה. ירידה זו בקצב הצמיחה של הייצור התעשייתי נבעה מירידות בייצור התעשייתי של ענפי הטכנולוגיה העילית, זאת, כאמור, לאחר צמיחה מהירה בשנים 2012–2005. התפתחות דומה נרשמה גם במדד פדיון ענפי הכלכלה, אשר צמיחתו הואטה מכ-5 אחוזים בשנים קודמות לכ-2 אחוזים בלבד בשנים 2014–2013. עם זאת, השוואת נתוני חמשת החודשים הראשונים של 2015 לנתונים המקבילים אשתקד מצביעה על האצה בצמיחה של מדדים אלו.

מדד הייצור התעשייתי ומדד פדיון ענפי הכלכלה

במחירים קבועים, ממוצע 2011 = 100


מדד הייצור התעשייתי
מדד פדיון ענפי הכלכלה
120
110
100
90
80
70
60
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

מקור: הלמ"ס

הגורמים לירידה בקצב הצמיחה

- **הגורם הראשון – סגירת פער התוצר**

הגורם הראשון הוא כאמור סגירת פער התוצר, אשר אמורה להוביל לירידה בקצבי הצמיחה בהשוואה לאלו הנרשמים בתקופה שבה קיימים עודפי כושר ייצור, למשל כאשר המשק מתאושש מתקופת משבר. עם זאת, קצבי הצמיחה בשנים האחרונות, הנמוכים במעט בהשוואה לצמיחה במצב של שיווי משקל (כ-3 אחוזים להערכת אגף הכלכלן הראשי), מצביעים על האטה אף מעבר לזו שנגרמה בשל סגירת פער התוצר.

- **הגורם השני – פגיעה מתמשכת בתחרותיות של המשק הישראלי**

הגורם השני להאטה בקצבי הצמיחה הוא השחיקה בתחרותיות של המשק הישראלי. שחיקה זו נובעת משני גורמים עיקריים: תיסוף ראלי ועלייה מהירה בעלות העבודה ליחידת תוצר בהשוואה בין-לאומית.

ראשית, ההתאוששות המהירה של המשק הישראלי מהמשבר האחרון והעובדה שהמשק הישראלי היה מהמשקים שצמחו במהירות הגבוהה ביותר בעשור האחרון, תרמו להתחזקות השקל החל מהמחצית השנייה של 2012 ועד סוף המחצית השנייה של 2014. לתיסוף המהיר של השקל תרמה גם התחלת הפקת הגז ממאגר תמר (אשר צמצמה את ייבוא חומרי האנרגיה לישראל). מתחילת המחצית השנייה של 2014 נרשם שינוי מגמה בשוק מטבע החוץ, כאשר

השקל נחלש משמעותית מול הדולר ובמידה פחותה גם מול האירו (לתקופה קצרה בלבד). כך, בחודש מארס 2015 חזר שער החליפין של השקל מול הדולר לרמת השפל שנרשמה באמצע שנת 2012, ונמחק למעשה כל התיסוף שנרשם בתקופה זו. לפיחות המהיר של השקל ביחס לדולר תרמו, בין היתר, הורדות הריבית של בנק ישראל בחודשים האחרונים לרמת שפל של כל הזמנים (ראה הרחבה בהמשך); רכישות מטבע החוץ של הבנק; סיום ההרחבה המוניטרית בארה״ב והצפי להעלאת הריבית על ידי הפדרל ריזרב לפני סוף 2015; ההאטה במשקים המתעוררים והמשברים הגאו-פוליטיים בעולם שתרמו להתחזקות הדולר. החל מחודש מארס התחדשה מגמת התיסוף של השקל מול הדולר. בדומה לכך, היחלשות השקל מול האירו נבלמה בסוף שנת 2014, ושער החליפין מול האירו מצוי כיום ברמת שיא שנרשמה לאחרונה בשנת 2002. התחזקות השקל מול האירו נובעת בעיקר מהיחלשותו של האירו בעולם על רקע ההאטה בקצב הצמיחה של מדינות האזור, סביבת האינפלציה הנמוכה של המטבע והחשש מחדלות פירעון של יוון ויציאתה מהגוש. כתוצאה מההתפתחויות אלה רשם השקל תיסוף ראלי במהלך המחצית הראשונה של 2015, ושב לרמה הממוצעת שנרשמה במחצית הראשונה של 2014 (במונחי שער חליפין ראלי אפקטיבי).

שע״ח של השקל במונחים שונים

שע״ח של הדולר ושל האירו לעומת השקל*



אירו
דולר
5
4
3
2010
2011
2012
2013
2014
2015

שע״ח הראלי אפקטיבי של השקל**



110
105
100
95
90
85

מקור: הלמ״ס, BIS

* ירידה מייצגת תיסוף של השקל ביחס לדולר או לאירו.

** עלייה מייצגת תיסוף ראלי של השקל ביחס לסל המטבעות.

כאמור, בנוסף להשפעה השלילית של התחזקות השקל על רמת התחרותיות של המשק הישראלי, השחיקה בתחרותיות נבעה בחלקה גם מגידול מהיר יחסית (בהשוואה בין-לאומית) של עלות העבודה ליחידת תוצר. בשנים שקדמו למשבר העולמי, עלויות העבודה בישראל עלו בקצב אִטי יחסית. כך למשל, בתקופה שבין 2004–2009 שיעור הגידול הממוצע של עלות יחידת עבודה בישראל היה נמוך מזה של מרבית מדינות ה-OECD (רק ביפן, בקוריאה ובגרמניה נרשמו שיעורי גידול נמוכים יותר בתקופה זו). מנגד, בתקופה שאחרי המשבר העולמי, נרשמה עלייה בקצב הגידול של עלות העבודה ליחידת תוצר בישראל, ובממוצע בין השנים 2009–2014 נרשם בישראל קצב מהיר בהשוואה למרבית מדינות ה- OECD. הגידול המהיר יחסית בעלות העבודה ליחידת תוצר בישראל נבע, ככל הנראה, מכך שישראל נפגעה פחות מהמשבר הגלובלי האחרון בהשוואה למרבית המדינות המפותחות, ולכן השכר בה נשחק פחות.

עלות העבודה ליחידות תוצר

שיעור הגידול בשנים 2004—2009 ו- 2009—2014


2009-2004
10%
8%
6%
4%
2%
0%
-2%
1.5%
אסטוניה
נורבגיה
לוקסמבורג
יוון
דנמרק
סלובניה
ספרד
אירלנד
פינלנד
הונגריה
אוסטרליה
סלובקיה
בריטניה
שוודיה
איטליה
ניו זילנד
בלגיה
אוסטריה
גוש האירו
צרפת
פולין
הולנד
פורטוגל
צ'כיה
ישראל
גרמניה
קוריאה
יפן
2014-2009
5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
2.1%
נורבגיה
ישראל
אסטוניה
אוסטרליה
ניו זילנד
אוסטריה
פינלנד
בלגיה
הונגריה
גרמניה
צרפת
שוודיה
בריטניה
פולין
קוריאה
לוקסמבורג
הולנד
דנמרק
גוש האירו
צ'כיה
איטליה
סלובקיה
סלובניה
פורטוגל
יפן
אירלנד
ספרד
יוון

מקור: OECD

השחיקה ברמת התחרותיות של ישראל מייקרת את המוצרים ואת השירותים הישראליים בהשוואה בין-לאומית, ולכן מקשה על היצואנים ועל היצרנים המקומיים ותומכת בהגדלת הייבוא.

■ מאזן התשלומים

אחד הגורמים לתיסוף הראלי של השקל הוא העודף המתמשך במאזן התשלומים. להלן יוצגו ההתפתחויות שחלו במאזן התשלומים, ובהמשך נתמקד בהתפתחויות בייצוא ובייבוא הסחורות והשירותים.

החל משנת 2009 עד הרבעון הראשון של שנת 2012 נרשמה מגמת ירידה מתמשכת בעודף בחשבון השוטף, מגמה אשר נבעה, בין היתר, מהפסקת הזרמת הגז הטבעי ממצרים לישראל ומהעלייה במחירי חומרי האנרגיה בעולם, שתרמו לגידול בייבוא חומרי אנרגיה (בדולרים שוטפים). מגמה זו הגיעה לשיאה ברבעון הראשון של 2012, בו נרשם, בפעם היחידה בעשור האחרון, גירעון בחשבון השוטף. עם זאת, מאז הרבעון השני של 2012 נרשמת מגמת גידול בעודף בחשבון השוטף. מגמה זו נובעת, בין היתר, מהמשך מגמת הגידול בייצוא השירותים ובירידה בגירעון בחשבון הסחורות עקב התחלת הפקת הגז הטבעי במאגר תמר וכן מהירידה במחירי חומרי האנרגיה בעולם (החל מהמחצית השנייה של 2014).

העודף בחשבון השוטף
באחוזי תוצר ובמיליארדי דולרים


מיליארדי דולרים (ציר שמאלי)
אחוזי תוצר (ציר ימני)
14
12
10
8
6
4
2
0
-2
-4
7%
6%
5%
4%
3%
2%
1%
0%
-1%
-2%
1.9%
3.4%
5.2%
4.3%
1.4%
4.0%
3.5%
2.6%
1.8%
2.8%
3.7%
3.7%
2.7%
2.2%
1.0%
-1.2%
2.0%
3.1%
1.9%
3.9%
2.7%
2.2%
3.5%
6.2%
5.7%
2.0%
3.6%
4.1%
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2011Q1
2011Q2
2011Q3
2011Q4
2012Q1
2012Q2
2012Q3
2012Q4
2013Q1
2013Q2
2013Q3
2013Q4
2014Q1
2014Q2
2014Q3
2014Q4
2015Q1

מקור: למ״ס, עיבודי אגף הכלכלן הראשי

■ הייצוא

בשנים האחרונות נמשכה מגמת שינוי התמהיל של הייצוא הישראלי – משקלו של ייצוא השירותים, בעיקר ייצוא שירותים עתירי טכנולוגיה, גדל על חשבון ייצוא הסחורות, בפרט ייצוא הענפים המסורתיים. כך, משקל ייצוא השירותים עמד בשנת 2014 על כ-36 אחוזים מכלל הייצוא הישראלי, עלייה של 6 נקודות האחוז ביחס לשיעור שנרשם בשנת 2004.

בשנים 2013–2014 נרשמה מגמה חיובית בייצוא הסחורות והשירותים הישראלי, אשר צמח בשיעור של כ-1.5 אחוז בכל אחת מהשנים (במונחי דולרים שוטפים, על פי נתוני מאזן התשלומים). בתוך כך ייצוא השירותים צמח בשנת 2014 בשיעור של 2.6 אחוזים, האטה בהשוואה לשיעורי הצמיחה שנרשמו בשנים 2010–2013 (כ-12 אחוזים בממוצע). מנגד, ייצוא הסחורות צמח בשנת 2014 בקצב של 1.1 אחוז, שיפור משמעותי לאחר שנתיים רצופות של התכווצות (במונחים דולריים). ייצוא הסחורות בניכוי אניות, מטוסים ויהלומים צמח בשנת 2014 בקצב מעט נמוך יותר של 0.8 אחוז. מנגד, במהלך שבעת החודשים הראשונים של שנת 2015 נרשמה ירידה של כ-6.0 אחוזים בייצוא ביחס לתקופה המקבילה אשתקד. הירידה בייצוא הסחורות במהלך שבעת החודשים הראשונים של 2015 (בהשוואה לתקופה המקבילה אשתקד) באה לידי ביטוי בהתכווצות בייצוא ענפי הטכנולוגיה המעורבת-עילית (כ-18 אחוזים), המעורבת-מסורתית והמסורתית, זאת בעוד שבייצוא ענפי הטכנולוגיה העילית (המהווים את חלק הארי של הייצוא התעשייתי של ישראל) נרשמה צמיחה של 8.9 אחוזים.

ייצוא השירותים שנרשמה בו האטה בשנת 2014, התכווץ בחמשת החודשים הראשונים של 2015 בכ-5.0 אחוזים בהשוואה לתקופה המקבילה אשתקד. ההתכווצות באה לידי ביטוי בכל הרכיבים המרכזיים של ייצוא השירותים, אולם בלטה במיוחד התכווצות של כ-15 אחוזים בייצוא שירותי התיירות, ענף הסובל מההשפעות השליליות של מבצע "צוק איתן", המשבר ברוסיה והתיסוף של השקל ביחס לאירו.

היקף הייבוא והייצוא הישראלי במחירים שוטפים

נתונים שנתיים ונתונים רבעוניים בקצב שנתי, מיליארדי דולרים


ייצוא סחורות ושירותים
ייבוא סחורות ושירותים
110
100
90
80
70
60
50
40
2008
2009
2010
2011
2012
2013
2014
2014Q1
2014Q2
2014Q3
2014Q4
2015Q1

מקור: למ"ס

המגמה החיובית בייצוא הסחורות (ללא אניות, מטוסים ויהלומים) ב-2014 לא הייתה אחידה בין שותפות הסחר השונות של ישראל. מגמת הירידה בייצוא הסחורות לארה"ב נעצרה, ובשנת 2014 נרשמה לראשונה התאוששות בייצוא הסחורות

ליעד זה. עלייה בייצוא הסחורות נרשמה גם לאיחוד האירופי. מנגד, נרשמה ירידה בייצוא הסחורות לאסיה ולמדינות אחרות. במחצית הראשונה של 2015 נמשך הגידול בייצוא הסחורות (ללא אניות, מטוסים ויהלומים) לארה"ב, ונרשם גידול חד בייצוא הסחורות לאסיה, בעוד שבייצוא הסחורות לאיחוד האירופי וליתר היעדים נרשמו ירידות.

פילוח ייצוא הסחורות הישראלי לפי יעדי ייצוא עיקריים

משקל מסך ייצוא הסחורות


ארה"ב
האיחוד האירופי
אסיה
יתר
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
24.5%
20.8%
31.2%
23.5%
26.4%
20.7%
31.6%
21.3%
26.0%
20.2%
31.8%
22.0%
21.9%
23.3%
30.7%
24.1%
2012
2013
2014
2015*

מקור: למ"ס, עיבודי אגף הכלכלן הראשי

* נתוני המחצית הראשונה של 2015

■ הייבוא

ייבוא הסחורות והשירותים גדל בשנת 2014 ב-1.9 אחוזים לאחר ירידה של 0.5 אחוז בשנת 2013. בייבוא הסחורות ובייבוא השירותים נרשמו בשנת 2014 עליות של 0.2 ושל 8.0 אחוז בהתאמה. ייבוא הסחורות, ללא אניות, מטוסים ויהלומים, גדל בשנת 2014 בשיעור מתון של 0.5 אחוז, לאחר התכווצות של כ-3 אחוזים בשנת 2013. גידול זה נבע מעליות בייבוא מוצרי ההשקעה, מוצרי הצריכה וחומרי הגלם (ללא חומרי אנרגיה), אשר קוזזו בירידה חדה בייבוא חומרי אנרגיה. בשבעת החודשים הראשונים של 2015 הצטמצם הייבוא בכ-14 אחוזים בהשוואה לתקופה המקבילה אשתקד, בעיקר בשל ירידה בייבוא חומרי אנרגיה. גם ביתר רכיבי הייבוא המרכזיים (מוצרי צריכה, ומוצרי השקעה וחומרי גלם) נרשמה התכווצות בשבעת החודשים הראשונים של 2015 ביחס לתקופה המקבילה אשתקד.

ייבוא חומרי אנרגיה
מילארדי דולרים שוטפים


5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2007
2008
2009
2010
2011
2012
2013
2014
2015

מקור: למ"ס

■ הגורם השלישי להאטה – ההתאוששות האטית של הכלכלה העולמית

סיבה נוספת להאטה היא ההתאוששות האטית מהמשבר הכלכלי העולמי המקשה על הייצוא הישראלי, בשל הקיטון בביקושים העולמיים.

ארה"ב החלה רק בשנתיים האחרונות להראות סימני התאוששות משמעותיים (על אף החורפים הקשים שפקדו את המדינה בשנים 2015–2014) וקצב הצמיחה במחצית הראשונה של 2015 היה גבוה מההערכות המוקדמות, אך אִטי בהשוואה לתקופה שלפני המשבר. גוש האירו מתקשה להתאושש מהמיתון הנוסף שפקד את היבשת בשל משבר החובות של מדינות הפריפריה בגוש, ורק לאחרונה נרשמה רגיעה בשווקים על רקע התבהרות עתידה של יוון בגוש. בסין נרשמה האטה מסוימת – בחודשים

האחרונים נרשמות ירידות חדות בבורסות בסין, לאחר שאלה עלו לרמות גבוהות במיוחד, שסביר להניח שהצביעו על בועה. האטה נרשמת גם במשק הרוסי (על רקע הירידה במחירי הנפט והסנקציות שהוטלו על המדינה בעקבות המשבר הרוסי-אוקראיני).

כאמור, לאחר מספר שנים של צמיחה אטית, מאז פרוץ משבר הסאב-פריים בשנת 2008, כלכלת ארה"ב מראה ברבעונים האחרונים סימני התאוששות. הצמיחה במחצית הראשונה של 2015 הייתה מהירה מהצפוי, כאשר התוצר צמח ברבעון השני של השנה בשיעור של 2.3 אחוזים (בקצב שנתי, אומדן ראשון), בהמשך לצמיחה של 0.6 אחוז ברבעון הקודם. שוק העבודה האמריקני מתאושש גם הוא – שיעור האבטלה נמצא במגמת ירידה מתמשכת וברבעון השני של 2015 עמד על 5.4 אחוזים (לעומת 6.2 אחוזים ברבעון השני של 2014). עם זאת, הגידול האִטי בשכר ונתוני שיעור ההשתתפות במשק האמריקני, הממשיכים להיות נמוכים משמעותית מאלו שנמדדו משנת 2008 (ולא השתנו כמעט בחודשים האחרונים), מצביעים על כך שהמשק האמריקני טרם מיצה את פוטנציאל הצמיחה שלו. יש לציין כי חלק מהירידה בשיעור ההשתתפות נובעת מגורמים מבניים, ובהם הזדקנות האוכלוסייה, אולם חלק מהירידה נובעת מהשפעות המשבר הכלכלי. מגמות אלו, לצד התחזקות הביקושים המקומיים, השיפור בשוק הנדל"ן והעלייה האטית בקצב האינפלציה, מחזקות את ההערכות כי הפד יעלה את הריבית בארה"ב מרמתה האפסית (בה היא מצויה מאז 2008) לפני סוף השנה.

בניגוד לשיפור במשק האמריקני, הכלכלה בגוש האירו עדיין מדשדשת: נתוני הצמיחה החלשים ברבעון הראשון של 2015 (1.0 אחוז בקצב שנתי) מצביעים על הקושי של מדינות הגוש לצאת מהמיתון שנרשם על רקע משבר החובות; שיעור האבטלה נותר יציב ברמות גבוהות (מעל 11 אחוזים); וקצב האינפלציה בגוש נותר יציב ונמוך משמעותית מיעד האינפלציה של הבנק האירופי (0.2 אחוז ביולי). נתונים אלו, המעוררים את החשש מפני דפלציה מתמשכת בגוש, אילצו את הבנק האירופי לנקוט מספר צעדי הרחבה מוניטרית, הכוללים, בין היתר, הורדת הריבית בגוש לרמה אפסית, קביעת ריבית שלילית על פיקדונות של בנקים מסחריים בבנק המרכזי ורכישת אג"ח של מדינות ושל המגזר העסקי (הפיננסי והלא פיננסי). במקביל, מתחילת 2015 התנהל גוש האירו תחת מעטה של חוסר ודאות בדבר עתידה של יוון בגוש. החוב המאמיר של יוון והסירוב של היוונים לבצע צעדי צנע נוספים שעליהם התעקשו בעלות החוב של המדינה, הובילו לחששות כבדים שמא המדינה תיאלץ להכריז על חדלות פירעון ואף לפרוש מהאיחוד המוניטרי. החששות הללו, אשר תרמו כאמור להיחלשות האירו מול המטבעות המובילים בעולם, הופגו רק במהלך חודש יולי השנה, לאחר שהממשל היווני הגיע להסכמות עם בעלות החוב העיקריות (קרן המטבע והבנק האירופי), לגבי התנאים להעברת תכנית סיוע נוספת (שלישית במספר).

האטה נרשמה בשנתיים האחרונות במספר משקים מתעוררים. בסין נרשמה ירידה בקצב הצמיחה של התוצר לעומת השנים הקודמות, שבהן נרשמה צמיחה של כ-9 אחוזים בממוצע, וזו התייצבה על צמיחה של 7 אחוזים בשני הרבעונים הראשונים של 2015. במקביל, בחודשים האחרונים נרשמו ירידות חדות במדדי המניות בבורסות בסין, לאחר שאלו הגיעו לרמות שיא, אשר כאמור הצביעו על בועה בשוק. הניסיונות של הממשל הסיני לבלום את הירידות עלו עד כה בתוהו.

האטה נרשמה גם במשק הרוסי, אשר סבל מהירידה החדה במחירי הנפט, המהווים חלק משמעותי מהייצוא הרוסי ומתקבולי המסים של הממשל במדינה. בנוסף, הסנקציות שהוטלו על המדינה על רקע המשבר הרוסי-אוקראיני החריפו את ההאטה בכלכלה הרוסית, אשר נכנסה למיתון במחצית השנייה של 2014. כתוצאה מהתפתחויות אלו נרשם פיחות חד של הרובל לעומת הדולר במחצית השנייה של 2014, והבנק המרכזי נאלץ להעלות את הריבית לרמת שיא של 17 אחוזים. עם זאת, ההתייצבות בשער החליפין של הרובל, שאף רשם תיסוף משמעותי במחצית הראשונה של 2015, וההתייצבות במחירי הנפט, אפשרו לבנק המרכזי של רוסיה להוריד את הריבית במשק.

מדינה נוספת הסובלת מהאטה משמעותית היא ברזיל. במשק הברזילאי נרשמת האטה בשיעורי הצמיחה, אולם בניגוד למרבית המדינות, המשק הברזילאי סובל גם מעלייה משמעותית בשיעור האינפלציה, העומד על שיעור גבוה פי שניים ממרכז יעד האינפלציה במדינה. שיעורי האינפלציה הגבוהים, הנובעים מהפיחות החד שרשם הריאל הברזילאי, אילצו את הבנק המרכזי של ברזיל להעלות את הריבית מספר רב של פעמים בשנה האחרונה, זאת בניגוד למרבית המדינות הנוקטות מדיניות מוניטרית מרחיבה.

- **הגורם הרביעי להאטה – מיצוי השיפור המהיר בשוק העבודה**

גורם נוסף להאטה הוא מיצוי השיפור המהיר בשוק העבודה. על אף ההאטה בקצבי הצמיחה במשק, שוק העבודה הישראלי המשיך במגמת השיפור בשנים 2013–2014 ובמחצית הראשונה של 2015. בתוך כך, שיעור ההשתתפות המשיך במגמת העלייה, שיעור האבטלה המשיך לרדת, ובשל כך נמשך הגידול בשיעור התעסוקה. התפתחויות חיוביות אלו נרשמו גם בקרב גילאי העבודה העיקריים. נתוני שוק העבודה הנוכחיים מעודדים במיוחד גם בהשוואה בין-לאומית, ומציבים את ישראל בין המדינות המובילות בביצועי שוק העבודה בקרב המדינות המפותחות. בולט במיוחד שיעור ההשתתפות הגבוה בממוצע במשק הישראלי, על אף שיעורי השתתפות נמוכים בקרב גברים חרדים ונשים ערביות.

שיעורי ההשתתפות והאבטלה

כשיעור מסך האוכלוסייה ומהמשתתפים בכוח העבודה, בהתאמה


66%
64%
62%
60%
58%
56%
14%
12%
10%
8%
6%
4%
שיעור אבטלה (ציר ימני)
שיעור השתתפות (ציר שמאלי)
12.0%
64.2%
5.9%
6.4%
5.2%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
01.14
02.14
03.14
04.14
05.14
06.14
07.14
08.14
09.14
10.14
11.14
12.14
01.15
02.15
03.15
04.15
05.15
06.15

מקור: הלמ"ס

* הנתונים עד שנת 2011 (כולל) משורשרים בהתאם למתודולוגיה החדשה של הלמ"ס.

על אף השיפור שנרשם עד תחילת השנה, מסתמן כי המשק הישראלי עומד לקראת מיצוי השיפור המהיר בשוק העבודה. בחודשים האחרונים התייצב שיעור האבטלה ברמה נמוכה של כ-5.0 אחוזים; מספר המועסקים במשרה חלקית הגיע לרמת שיא בחודש מארס 2015, על חשבון מספר המועסקים במשרה מלאה שירד לרמת שפל בחודש זה; במקביל נרשם קיפאון במספר משרות השכיר במגזר העסקי מתחילת 2015. התפתחויות אלו תרמו להאטה בקצב הצמיחה.

המדדים העיקריים להתפתחויות בשוק העבודה הישראלי

שיעור המועסקים במשרה מלאה מסך המועסקים



מספר משרות השכיר במגזר העסקי, מיליונים



מקור: למ"ס, בנק ישראל, עיבודי אגף הכלכלן הראשי

על שיעור ההשתתפות בישראל פועלים כוחות מנוגדים: מחד גיסא, שיפור מתמשך בהשכלת האוכלוסייה לצד פעולות אקטיביות בשוק העבודה, בדגש על קבוצות אוכלוסייה בעלות שיעורי השתתפות נמוכים (דוגמת גברים חרדים ונשים ערביות), השפיעו בעשור האחרון באופן חיובי על שיעור ההשתתפות. מאידך גיסא, המגמות הדמוגרפיות, ובמרכזן הגידול בחלקן של קבוצות אוכלוסייה המתאפיינות בשיעורי השתתפות נמוכים בקרב גילאי המצטרפים לכוח העבודה, משפיעות באופן שלילי.

סביבת האינפלציה והמדיניות המוניטרית

בנוסף להאטה שנרשמה בשנתיים האחרונות בקצב הצמיחה, החל מסוף 2013 נרשמה האטה גם בקצבי האינפלציה. החל מחודש יוני 2014 קצב האינפלציה בפועל נמוך מהגבול התחתון של יעד האינפלציה של בנק ישראל (העומד על אחוז) והחל מחודש ספטמבר 2014 עמד קצב האינפלציה על 0.3- אחוז בלבד (קצב אינפלציה שלילי). בחודשים פברואר ומארס הגיע קצב האינפלציה לרמת שפל של 1.0- אחוז. בחודשים האחרונים נרשמה עלייה בשיעור האינפלציה לכדי 0.4- אחוז, אולם זה עדיין מצוי ברמות שליליות. ההאטה בקצב האינפלציה נובעת, בין השאר, מהאטה בפעילות הכלכלית, אך גם מהתיסוף של השקל עד סוף יולי 2014, אשר התחדש בתחילת 2015, וכן מהשפעת הירידה במחירי סחורות בעולם החל מהמחצית השנייה של 2014, מה שגרם לירידה משמעותית בקצב האינפלציה של מוצרים סחירים, המצוי ברמה שלילית

מתחילת השנה. גם בקצב האינפלציה של המוצרים הלא סחירים נרשמה ירידה, וניתן לייחס אותה למדיניות הממשלתית המיועדת להורדת יוקר המחייה ולהורדה של מחירי המים והחשמל (בתחילת 2015) ושל מוצרים ושירותים נוספים.

קצב האינפלציה לפי קבוצות מוצרים

שיעור שינוי על פני 12 חודשים


כללי
סחירים
לא סחירים
גבול תחתון
גבול עליון
6%
5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
-4%
2010
2011
2012
2013
2014
2015
לא סחירים
כללי
סחירים

מקור: למ"ס, בנק ישראל.

בשל ההאטה בקצבי הצמיחה ובקצבי האינפלציה, הוריד בנק ישראל את הריבית מרמה של 1.75 אחוז בחודש אפריל 2013 לכדי 0.1 אחוז בלבד בחודש מארס 2015, ומאז יוני 2012 מצויה הריבית הראלית ברמות שליליות. בהורדת הריבית ביקש בנק ישראל גם לצמצם את לחצי התיסוף על השקל שנרשמו בשנים האחרונות (עד לסוף יולי 2014 ומתחילת 2015). שתי הורדות הריבית ביולי ובאוגוסט 2014 תרמו, ככל הנראה, לפיחות של השקל במחצית השנייה של 2014. עם זאת, מתחילת 2015 התחדשו לחצי התיסוף – בתחילה התיסוף בא לידי ביטוי בעיקר ביחס לאירו, אולם בחודשים האחרונים נרשם תיסוף גם מול הדולר, תהליך המביא לפגיעה בתחרותיות ובקצב הגידול של הייצוא הישראלי.

בנוסף, התחזקות השקל החל מהמחצית השנייה של 2012 תרמה להחלטת בנק ישראל לשוב להתערב בשוק מטבע החוץ החל מאפריל 2013. במסגרת זו רכש בנק ישראל בין החודשים אפריל 2013 ליוני 2015 כ-17 מיליארד דולר. 7 מיליארד דולר מתוך סכום זה (כ-40 אחוזים) נרכשו במסגרת תכנית הרכישות שנועדה לקזז את ההשפעה מהפקת גז בישראל על

שער החליפין, ואת היתרה רכש הבנק במסגרת רכישות לא מתוכננות, אשר נועדו לצמצם את לחצי התיסוף של השקל. כתוצאה מהרכישות גדלו יתרות מטבע החוץ לכ-88 מיליארד דולר.

שיעורי הריבית הנומינלית והראלית והאינפלציה הצפויה


ריבית ראלית
ריבית נומינלית
האינפלציה הצפויה
6%
4%
2%
0%
-2%
2007
2008
2009
2010
2011
2012
2013
2014
2015

מקור: בנק ישראל

סביבת הריבית הנמוכה מעודדת לקיחת סיכונים וגוררת עלייה במחירים של נכסי השקעה (פיננסיים ולא פיננסיים). עלייה זו באה לידי ביטוי, בין היתר, בעלייה במחירי המניות, האג״ח (הקונצרני והממשלתי) והדירות. עליות במחירי הדירות, לצד הירידה בריבית, תרמו לגידול ניכר בהיקף המשכנתאות בעיקר בריבית המשתנה. היציאה מסביבת הריבית הנמוכה עלולה, בשל כך, להביא לירידות משמעותיות במחיריהם של הנכסים הפיננסיים, להעלות את נטל תשלומי הריבית על המשכנתאות, ובשל כך היא עלולה להוות סיכון למגזר הפיננסי. על מנת לצמצם את הסיכון, בנק ישראל נקט מספר צעדים, הכוללים, בין היתר, את הגבלת הרכיב המשתנה במשכנתאות החדשות, את העלאת ההפרשות של הבנקים כנגד המשכנתאות החדשות ואת הגבלת היחס שבין המשכנתא לשווי הנכס (ה-LTV Ratio).

יצוין כי הרחבה מוניטרית היא כלי אפקטיבי ביותר להתמודדות עם משבר בכלכלת ישראל. רמת הריביות הנוכחית מצמצמת את מחסן הכלים של בנק ישראל להגיב למשבר נוסף.

האתגר הדמוגרפי

בלב הניתוח של נקודות החולשה והאיומים עומדות המגמות הדמוגרפיות והשלכותיהן על פוטנציאל הצמיחה של המשק, שוק העבודה העתידי, היציבות התקציבית בטווח הארוך ורמת הפערים בחברה הישראלית. שלוש התפתחויות דמוגרפיות מרכזיות צפויות בעשורים הקרובים:

- **שינוי בהרכב האוכלוסייה** – בעשורים הקרובים צפוי להתרחש שינוי משמעותי במשקלם היחסי של המגזרים המרכזיים באוכלוסייה. על פי תחזיות הלמ"ס, משקל האוכלוסייה היהודית הלא חרדית צפוי לרדת מ-69.7 אחוזים ב-2009 ל-50.3 אחוזים ב-2059. ירידה חדה זו נובעת בעיקר מהעלייה הצפויה במשקל האוכלוסייה החרדית, מ-9.9 ל-26.6 אחוזים, כמו גם לעלייה במשקל האוכלוסייה הערבית, מ-20.3 ל-23.1 אחוזים.

גידול משקלם באוכלוסייה של מגזרים אלה, המתאפיינים בשילוב של שיעור השתתפות נמוך בשוק העבודה ופריון עבודה נמוך יחסית, עלול להוביל להאטה בקצב הצמיחה ולהגברת רמת אי-השוויון והעוני, אם לא יינקטו צעדי מדיניות מתאימים.

התפלגות האוכלוסייה לפי קבוצות עיקריות



ערבים
חרדים
שאר האוכלוסייה
120%
100%
80%
60%
40%
20%
0%
2009
2014
2019
2024
2029
2034
2039
2044
2049
2054
2059

מקור: למ"ס

- **ירידה בקצב הגידול היחסי של קבוצת גילאי העבודה העיקריים** – עד השנים האחרונות קצב גידול האוכלוסייה בקרב גילאי העבודה העיקריים (קבוצת הגיל 25–64) היה מהיר משמעותית מקצב הגידול של האוכלוסייה הכללית. גורם זה הוביל להאצת קצב הצמיחה במהלך תקופה זו. כבר עתה, וביתר שאת במהלך העשורים הקרובים, צפויה מגמה זו להתהפך, כאשר קצב הגידול של גילאי העבודה המרכזיים צפוי להיות אטי מקצב הגידול של האוכלוסייה הכללית. לתהליך זה צפויה להיות השפעה שלילית על קצב צמיחת התוצר כבר בעשור הקרוב (פוטנציאל הצמיחה של המשק יהיה נמוך בכאחוז אחד בשני העשורים הקרובים בהשוואה ל-15 השנים האחרונות, וזאת רק כתוצאה מהירידה בקצב גידול האוכלוסייה בקרב גילאי העבודה, ללא התחשבות בשינויים בהרכב המגזרי של האוכלוסייה).

קצב הגידול השנתי באוכלוסייה הכללית ובקרב גילאי 25–64


גילאי 25-64
כלל האוכלוסייה
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
1995-1999
2000-2004
2005-2009
2010-2014
2015-2019
2020-2024
2025-2029
2030-2034
2035-2039
2040-2044
2045-2049
2050-2054
2055-2059

מקור: למ"ס

- **תהליך הזדקנות האוכלוסייה** – על פי התחזית הדמוגרפית של הלמ"ס (תרחיש הביניים), בעשורים הקרובים תחול עלייה ניכרת במשקל האוכלוסייה בקרב גילאי 65 ומעלה, מרמה של 9.8 אחוזים ב-2009 לרמה של 16.8 אחוזים ב-2059. הגידול המהיר באוכלוסייה לאחר גיל הפרישה נובע משתי סיבות מרכזיות: גידול עקבי בתוחלת החיים ויציאה לגמלאות (המתרחשת כיום) של דור ה"בייבי-בום" שנולד בשנים שלאחר מלחמת העולם השנייה והקמת המדינה. עלייה זו צפויה להוביל לגידול ניכר ביחס התלות של האוכלוסייה המבוגרת בישראל (יחס התלות של האוכלוסייה המבוגרת מחושב כאוכלוסייה בקרב גילאי 65 ומעלה חלקי האוכלוסייה בקרב גילאי 15–64) מכ-11 אחוזים ב-2010 לכ-16 אחוזים ב-2030 וכ-20 אחוזים ב-2050. תהליך הזדקנות האוכלוסייה צפוי, בין השאר, להאט

את קצב צמיחת התוצר ולהעלות במידה ניכרת את ההוצאות הציבוריות המושפעות מגודל האוכלוסייה המבוגרת דוגמת בריאות ותשלומי העברה.

משקל האוכלוסייה בקרב גילאי 65 ומעלה


18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
2009
2014
2019
2024
2029
2034
2039
2044
2049
2054
2059

מקור: למ"ס

להתפתחויות הדמוגרפיות שנמנו לעיל השלכות כלכליות, חברתיות ופיסקליות נרחבות. מעבר לכך, התפתחויות אלה מגבירות את החשיבות של שילוב המגזר הערבי והמגזר החרדי באופן מלא בשוק העבודה, מבחינת שיעורי התעסוקה ורמת הפריון לעובד. על פי חישובי אגף הכלכלן הראשי במשרד האוצר, הצמיחה בעשור הקרוב צפויה להיות ברמה שנתית ממוצעת של 2.9 אחוזים בתרחיש הכולל התכנסות של המגזר הערבי והמגזר החרדי בשוק העבודה, בהשוואה לקצב צמיחה ממוצע של 2.7 אחוזים בלבד בתרחיש שאין בו שינוי במאפיינים הכלכליים במגזרים אלה.

בנוסף, התהליך הצפוי של הזדקנות האוכלוסייה, במקביל לגידול במשקלם היחסי של המגזר הערבי ושל המגזר החרדי בקרב גילאי העבודה המרכזיים, צפוי להביא לגידול באי-השוויון בחלוקת ההכנסות. הגידול באי-השוויון בתרחיש שאינו כולל התכנסות למאפיינים בשוק העבודה של המגזר הערבי והמגזר החרדי, יוביל לגידול מהיר וחד יותר במדד ג'יני בהשוואה לגידול הצפוי במדד זה בתרחיש הכולל התכנסות (התכנסות בהקשר זה ובתרשים מטה משמעותה שהפערים בין שיעורי ההשתתפות ופריון העבודה של המגזר הערבי והמגזר החרדי יתכנסו באופן הדרגתי לרמתם בשאר האוכלוסייה).

לבסוף, בתרחיש שאינו כולל התכנסות מאפיינים בשוק העבודה צפוי גידול עקבי בגירעון התקציבי אשר יוביל להתבדרות של יחס החוב תוצר בישראל (או לחילופין העלאת מסים משמעותית לאוכלוסייה העובדת), זאת בניגוד לתרחיש הכולל התכנסות בשוק העבודה, שבו הגידול בגירעון התקציבי מתון בהרבה. יצוין כי משמעותה של התבדרות ביחס החוב תוצר

היא משבר כלכלי ודאי שיחייב נקיטת צעדים כואבים ביותר. לכן, ככל שהטיפול באתגר זה יתעכב, כך תגדל העלות הכלכלית והחברתית של ההתמודדות עמו.

השפעות הדמוגרפיה על הגירעון, 2059–2015

ההשפעה המצטברת של ההתפתחויות הדמוגרפיות על הגירעון*


4%
3%
2%
1%
0%
התכנסות
ללא התכנסות
2015
2017
2019
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2053
2055
2057
2059

*גירעון הממשלה הרחבה. לא כולל את השפעת הגידול בתשלומי הריבית כתוצאה מהגידול בחוב.

מקור: חישובי אגף כלכלה ומחקר.

קיימים אמצעים שונים שניתן לנקוט כדי לשפר את מידת היציבות התקציבית ארוכת הטווח ולהבטיח כי המדיניות הפיסקלית הננקטת תהיה בת-קיימא (יכולתה של הממשלה לממן את התחייבויותיה הקיימות והעתידיות בלא להעלות את נטל המס באופן רציף; יכולתה של הממשלה לשמור על צמיחה כלכלית לאורך זמן; יכולתה של הממשלה לספק בעתיד שירותים ציבוריים ותמיכות בהיקף שאינו נופל מאלה הניתנים כיום – הוגנות בין-דורית).

אמצעי מרכזי להתמודדות עם הצרכים התקציביים הצפויים להתפתח בעתיד הוא פינוי מקורות פנים-תקציביים, דוגמת הפחתה של החוב הציבורי. פעולה זו תאפשר לממן הוצאות תקציביות שיצמחו בעתיד בלי להעלות את נטל המס. תוואי חוב יורד, כאמור, יאפשר לצמצם את הוצאות הריבית הנוגסות נתח משמעותי מהתקציב ולהפנות הוצאות אלה לצרכים אחרים. בנוסף, שמירה על תוואי חוב יורד לאורך זמן תגביר את היציבות ואת האמינות התקציבית ותאפשר למשק הישראלי מרחב התמודדות גדול יותר עם משברים כלכליים עתידיים.

דוגמאות מרכזיות נוספות לפינוי מקורות הן צמצום חלקה של ההוצאה הביטחונית בתקציב כמו גם שיפור התכנון לצורך ניהול רמות ההוצאה בגין תשלומי השכר של המגזר הממשלתי והציבורי ובחינה עקבית של הוצאות קיימות שהצטברו בתכניות בעבר והתאמתן לצרכים ולסדרי העדיפויות הקיימים.

לסיכום, המשך פיתוח מנועי הצמיחה של המשק הישראלי, קידום שינויים מבניים להגדלת הפריון ולצמצום יוקר המחייה ושיפור באופן פעולתו של המגזר הציבורי עשויים למנוע את השחיקה ואף להוביל את ישראל לתוואי של צמיחה גבוהה ובת-קיימא. התעלמות מהשלכות המגמות הדמוגרפיות בדפוסי "עסקים כרגיל", בעיקר בשוק העבודה ובהון האנושי, עלולה להוביל להאטה ממשית בקצב הצמיחה ולהרחבת הפערים החברתיים.

יעדי המדיניות הכלכלית

תקציבי המדינה לשנים 2015 ו-2016 והתכנית הכלכלית הנלווית אליהם פועלים להתמודדות עם סוגיות הממתינות זמן רב לפתרון ונמצאות בלב סדר היום הכלכלי-חברתי של המדינה: יוקר המחייה, משבר הדיור, הגדלת הפריון במשק וקידום השוויון בהקצאת משאבים ממשלתיים. המדיניות הכלכלית הבאה לידי ביטוי בתקציב המדינה מתמקדת בהגדלת המשאבים לתחומי החינוך, הבריאות והרווחה, כמו גם למערכת הביטחון. תוספות אלה, לצד צעדים לייעול הרכב ההקצאה של התקציב, נועדו לתמוך בצמיחתו העתידית של המשק ולשפר את השירותים הניתנים לציבור. התכנית הכלכלית המוגשת עם תקציב המדינה, כמו גם צעדים נוספים המקודמים בנפרד מתהליך התקציב, כוללת שורה של שינויים מבניים המשלימים את המדיניות התקציבית. חלק מן הרפורמות המוצעות הוצעו בעבר, אך עד כה לא הגיעו לכדי מימוש, זאת על אף שיישומן היה מקל רבות על חיי האזרחים.

יודגש כי יציבות פיסקלית היא תנאי הכרחי לצמיחת המשק וליכולת ליישם את יעדי המדיניות.

בהתאם לכך, היעדים העיקריים של המדיניות הכלכלית לשנים 2015 ו-2016 הם:

- שמירה על יציבות פיסקלית
- הגברת התחרות והפחתת יוקר המחייה
- התמודדות עם יוקר הדיור
- הגדלת פריון העבודה וחיזוק ההון האנושי
- שיפור בהקצאת המשאבים הציבוריים וצמצום הפערים.

נושאי התכנית הכלכלית

למימוש יעדים אלה גובשו, במסגרת התכנית הכלכלית ותקציב המדינה, צעדי מדיניות המאוגדים בחמישה תחומים עיקריים בצד שורה של צעדים נוספים לשיפור ולייעול המגזר הציבורי:

נושא א – המדיניות הפיסקלית

חיזוק היציבות הפיסקלית של ישראל ושמירה על האמינות של הממשלה הם תנאי הכרחי למימוש יעדיה של התכנית הכלכלית. במסגרת זו ובהתאם לתיקונים הנדרשים בחוק, הפחתת הגירעון והגבלת ההוצאה התקציבית, מוצעת שורה של צעדים שמטרתם לכנס את הגידול בהוצאה התקציבית לתקרת ההוצאה שנקבעה.

בעשור הקודם נרשם שיפור ניכר ביציבות הפיסקלית של ישראל שהתבטא בירידה מהירה ביחס החוב-תוצר בתקופה זו. מנגד, הירידה בקצב הצמיחה של המשק בשנים האחרונות הביאה להאטה בשיפור בתמונת המצב הפיסקלית, והעדכון התכוף של הכללים הפיסקליים יוצר פגיעה באמינות המדיניות של הממשלה. לנוכח התפתחויות אלה מוצע מנגנון חדש שיוביל לשיפור בניהול המדיניות התקציבית לטווח הבינוני, ובכך יחזק את יכולתה של הממשלה לעמוד ביעדיה הפיסקליים הרב-שנתיים ("נומרטור"). בנוסף, לצורך ייעול ההקצאה התקציבית ושיפור היכולת לקביעת סדרי עדיפויות, מוצע לקדם תהליך כלל ממשלתי של סקירת הוצאות שבו ייבחנו תכניות עבר, יעילותן והתאמתן לסדרי העדיפויות של הממשלה לצורך פינוי מקורות לתכניות הוצאה חדשות.

נושא ב – הגדלת שיעור ההשתתפות בשוק העבודה

בשנים האחרונות חל שיפור ניכר בשיעור ההשתתפות בשוק העבודה. עם זאת, שיעורי השתתפות נמוכים במיוחד ממשיכים להתקיים בקרב גברים באוכלוסייה החרדית ובקרב נשים ערביות. על רקע ההתפתחויות בהרכב האוכלוסייה בגילאי העבודה, חשיבות שילובן של קבוצות אלה בשוק העבודה מקבלת משנה תוקף. בנוסף, התכנית הכלכלית כוללת צעדים לשיפור מערך ההכשרה המקצועית, שיפור המכללות הטכנולוגיות, הרחבת מערך מעונות היום והרחבת התחבורה הציבורית.

נושא ג – הגברת התחרות, הפחתת יוקר המחייה וצמצום יוקר הדיור

ישראל מתאפיינת מצד אחד בשירותים ציבוריים איכותיים וזולים יחסית דוגמת בריאות, חינוך והשכלה גבוהה ומצד אחר – בעלייה במחירי מוצרים שונים דוגמת מזון ודיור. יוקר המחייה הגבוה בתחום מוצרי הצריכה נובע ממגוון סיבות, בהן ריכוזיות גבוהה בחלק מהשווקים, היעדר תחרות במקטעים שונים, תכנון מרכזי במספר ענפים, חסמים המקשים על הייבוא ועוד. יוקר המחייה הגבוה מטיל עומס כלכלי על משקי הבית ופוגע ברווחתם. מטרת הצעדים המוצעים היא לאפשר כניסת מוצרים חדשים, להוריד מחירים של מוצרי צריכה באופן בר-קיימא (דוגמת רפורמת ה"קורנפלקס" וביטול הקרטל בענף הפטם), להוריד את יוקר שירותי הבריאות, להפחית את המיסוי על אלכוהול ולהכניס תחרות בבנקאות ובשוק ההון. כך תגדל ההכנסה הפנויה הראלית של משקי הבית כמו גם היצע האשראי למשקי בית ולעסקים קטנים.

בנוסף, העלייה החדה במחירי הדיור בשנים האחרונות מטילה נטל כלכלי כבד על משקי בית (או יחידים) המעוניינים לרכוש דירות ובפרט על רוכשי דירות ראשונות. על מנת לייצב את שוק הדיור ולהקל על המעוניינים לרכוש דירה, מוצע מגוון צעדים רחב להרחבת היצע הדיור ולהשבת אמון הציבור ביכולתה של הממשלה להקל על נטל זה.

נושא ד – העלאת רמת הפריון והחדשנות

על אף הצמיחה היפה שנרשמה במשק בעשור הקודם והשיפור במצבה היחסי של ישראל בהשוואה למדינות המפותחות, פריון העבודה בישראל ממשיך לפגר בהשוואה בין-לאומית. הפריון לשעת עבודה בישראל נמצא בשליש התחתון של מדינות ה-OECD ועומד על כשלושה רבעים מהפריון הממוצע לשעת עבודה במדינות אלה. משמעותו של פריון עבודה נמוך הוא שהשכר שניתן לשלם לעובד נמוך יותר וכך רמת החיים נמוכה יותר. פגיעה בגידול בפריון יכולה לנבוע מסיבות שונות ובהן הון אנושי שאינו מתאים לצורכי שוק העבודה, תהליכי עבודה מיושנים, חסמים לכניסת חדשנות, ביורוקרטיה מיותרת ותשתיות פיזיות לקויות.

הצעדים המוצעים בתכנית הכלכלית ומהלכים משלימים המקודמים במקביל כוללים מגוון כלים החיוניים להעלאת רמת הפריון במשק הישראלי בטווח הבינוני והארוך. כלים אלה כוללים תוספות תקציביות משמעותיות בתחום החינוך, הרחבת הסובסידיה הממשלתית לתחבורה ציבורית, מהלכים לשיפור החדשנות, ובכלל זה שינוי במבנה לשכת המדען הראשי ובחוק

האנגילים, שיסייעו להגדיל את הפריון באופן רוחבי בכלל המשק ולשמר את מקומה של ישראל כמוקד מוביל בתחום ההיי-טק, הקמת קרנות הון צמיחה לעסקים קטנים ובינוניים, צעדים להאצת חיבור מפעלים לגז טבעי והקמת רשות חשמל מאוחדת.

נושא ה – שיפור בהקצאת משאבים ציבוריים וצמצום פערים

תחום זה כולל צעדים שמטרתם לשפר את הקצאת המשאבים הציבוריים בצד ההכנסות וההוצאות. השינויים המוצעים כוללים טיפול בהסדרת משאבי הטבע של ישראל דוגמת יישום מסקנות ועדת "ששינסקי 2" והסדרת השתתפות קק"ל במימון פרויקטים לאומיים, כמו גם צעדים לצמצום פערים חברתיים כדוגמת קידום מדיניות דיפרנציאלית בחינוך וברווחה בתחומי הפעילות של הרשויות המקומיות.

עיקרי המדיניות הכלכלית ומדיניות התקציב

נושא א – המדיניות הפיסקלית

- **תמונת מצב כלכלית-פיסקלית**

כלכלת ישראל צלחה את המשבר הכלכלי העולמי בשנים 2008 ו-2009 בצורה טובה יחסית. התאוששותה המהירה של הכלכלה באה לידי ביטוי בצמיחה שנתית גבוהה של 5.8 אחוזים ושל 4.2 אחוזים בשנים 2010 ו-2011 בהתאמה, אך קצב צמיחה זה הואט באופן הדרגתי, ומאז סוף שנת 2011 צומח התמ"ג בקצב שנתי של כ-2.5–3 אחוזים.

ישראל צלחה את המשבר הכלכלי העולמי באופן מרשים, על רקע תנאי פתיחה נוחים ביותר, אשר בחלקם נבעו ישירות מהמדיניות הכלכלית (תקציב מאוזן לצד יחס חוב תוצר יורד ויציבות מחירים) וחלקם נבעו מתנאי שוק יציבים במערכת הפיננסית (חוב נמוך של משקי הבית וחשיפה אפסית של המערכת הפיננסית ל"מכשירים רעילים").

היסודות האיתנים שעליהם ניצב המשק ערב פרוץ המשבר הגלובלי, כמו גם מרחב הפעולה שהתאפשר למדיניות הפיסקלית והמוניטרית להגיב כלפיו, הובילו לכך שהשפעותיו של המשבר היו מתונות בהשוואה להשפעות במדינות מפותחות אחרות וההתאוששות החלה מוקדם יותר. אחד הגורמים המרכזיים אשר תרמו להתאוששות המהירה מהמשבר היה היציבות הפיסקלית הגבוהה של המשק ערב פרוץ המשבר, שאפשרה לממשלה שימוש מלא ב"מייצבים האוטומטיים".

על אף הנתונים המקרו-כלכליים החיוביים של המשק, נרשמה בשנים האחרונות היחלשות ביציבותה הפיסקלית של ישראל. למרות ההתאוששות המהירה מהמשבר, הצמיחה הגבוהה שנרשמה בשנים 2010–2011 וצמיחה כלכלית הדומה לפוטנציאל הצמיחה של המשק בשנים שלאחר מכן, ישראל נמצאת כבר שבע שנים רצופות בגירעון תקציבי של כ-3 אחוזים תוצר או למעלה מכך, רמה שתקשה על המשך הפחתת יחס החוב-תוצר ועל יכולת התגובה של הממשלה במקרה של משבר כלכלי נוסף. כמו כן, העובדה שהמשק נמצא במצב הקרוב לתעסוקה מלאה, מעידה על כך שבכלכלה מתקיים פער תוצר מצומצם בלבד, ולכן הגירעון התקציבי הקיים משקף גירעון מבני גבוה ולא גירעון הנובע ממחזור עסקים שלילי. יתר על כן, גירעונות גבוהים מובילים באופן ישיר לגידול בהוצאות הריבית, ובכך – לפגיעה ברמת החיים של הציבור כתוצאה מחוסר יכולת להסיט מקורות לעידוד הצמיחה ולהרחבת השירותים הציבוריים.

הגירעון התקציבי, באחוזי תוצר


6%
5%
4%
3%
2%
1%
0%
2.2%
0.6%
3.8%
3.3%
4.9%
3.3%
1.7%
0.9%
0.0%
2.0%
4.8%
3.4%
3.1%
3.9%
3.1%
2.8%
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

מקור: נתוני הלמ"ס ומשרד האוצר.

תשלומי ריבית על החוב נטו כאחוז מהתוצר, 2013


4%
3%
2%
1%
0%
-1%
-2%
3.1%
2.3%
2.0%
נורווגיה
לוקסמבורג
קוריאה
אסטוניה
שוודיה
פינלנד
שוויץ
קנדה
דנמרק
ניו זילנד
אוסטרליה
יפן
הולנד
צ'כיה
גרמניה
סלובקיה
פולין
אוסטריה
ממוצע OECD
צרפת
גוש האירו
אנגליה
סלובניה
ארה"ב
בלגיה
ספרד
ישראל
אירלנד
יוון
איסלנד
הונגריה
פורטוגל
איטליה

מקור: OECD

הערה: יש הבדלים מתודולוגיים בין אופן רישום הריבית בתקציב לבין האופן שבו ה-OECD מחשב את הנתונים המופיעים בתרשים.

יתר על כן, הגירעון התקציבי בישראל הוא גירעון מבני ואינו נובע ממחזור עסקים שלילי. כתוצאה מכך הגירעון המבני בישראל הוא מהגבוהים במדינות ה-OECD והוא נמוך רק ממדינות בעלות יכולות כלכליות גדולות בהרבה מאלו של ישראל – יפן, בריטניה וארה״ב.

הגירעון המבני – השוואה בין-לאומית, 2014


10%
8%
6%
4%
2%
0%
-2%
-4%
3.7%
1.2%
דנמרק
יוון
לוקסמבורג
קוריאה
ניו זילנד
אסטוניה
גרמניה
איסלנד
איטליה
שווייץ
נורבגיה
גוש אירו
שוודיה
הולנד
צ׳כיה
ממוצע ה- OECD
קנדה
פורטוגל
אוסטריה
פינלנד
אוסטרליה
הונגריה
אירלנד
ספרד
בלגיה
צרפת
פולין
סלובניה
ישראל
ארצות הברית
בריטניה
יפן

מקור: OECD

קיימת חשיבות רבה לשמירה על היעדים הפיסקליים של הממשלה, שאם לא כן הדבר יגרום פגיעה באמינותה התקציבית של הממשלה, עלייה בעלויות המימון של המגזר הציבורי ושל הסקטור העסקי ופגיעה בצמיחת המשק, בתעסוקה וברווחת האזרחים. יתר על כן, ישראל, כמשק קטן ופתוח, חשופה גם לסיכון גאו-פוליטי משמעותי ורגישה מאוד לזעזועים חיצוניים ומקומיים. במקרה של זעזוע כלכלי נוסף מעין זה, ידיה של הממשלה תהיינה כבולות, והדבר עלול להביא את ישראל למשבר פיסקלי ופיננסי המחייב נקיטת צעדים קיצוניים וכואבים בהרבה.

עקרונות המדיניות התקציבית

מסגרות התקציב נקבעות בהתאם לכללים הפיסקליים הקבועים בחוק. שני הכללים הקבועים בחוק הם: מגבלת הגידול הראלית בהוצאה הקובעת את סך ההוצאה התקציבית בכל שנה וכלל תקרת הגירעון הקובע מהו הגירעון התקציבי המרבי כאחוז מהתוצר המשמש לתכנון התקציב השנתי.

בעקבות קשיים בעמידה בשני הכללים הקבועים בחוק, כפי שיפורט בהמשך, מוצע לשנות אותם בתקציבי המדינה לשנים 2015 ו-2016. שינויים אלה פוגעים באמינות הפיסקלית של הממשלה ולכן מוצע מנגנון רב-שנתי חדש שיסייע בייצוב הכללים הפיסקליים ויגביר את עמידותם.

- **כלל מגבלת הגידול בהוצאה** – לקראת תקציב המדינה לשנת 2009 נקבע כי מגבלת הגידול בהוצאה תתבסס על נוסחה המשקללת את ממוצע הצמיחה לאורך עשור ביחס שבין יחס החוב-תוצר בפועל לבין היעד של יחס החוב-תוצר לטווח הבינוני. מטרתה של הנוסחה הייתה לאפשר גידול בהוצאה התקציבית בד בבד עם צמצום יחס החוב-תוצר. ואולם, חלק ניכר מהצמיחה בעשור הקודם נבע מהגידול המהיר באוכלוסייה בגילאי העבודה, דינמיקה שהתהפכה בשנים האחרונות והקטינה את פוטנציאל הצמיחה של המשק. בהתאם לכך תוקן כלל מגבלת ההוצאה ונקבע כי הגידול המותר בהוצאה התקציבית יעמוד על ממוצע קצב גידול האוכלוסייה בשלוש השנים האחרונות בתוספת היחס שבין יעד חוב-תוצר לטווח הארוך של 50 אחוזים לבין יחס החוב-תוצר בפועל. תיקון יעד החוב נובע מהמצב הגאו-פוליטי של ישראל, הגורם לכך שהסיכונים שהמשק הישראלי חשוף אליהם גבוהים מאלה שכלכלות מפותחות אחרות חשופות אליהן, ולכן על ישראל לשאוף ליחס חוב תוצר נמוך מה"בנצ'מרק" של 60 אחוזים המקובל בעולם. כלל הוצאה זה מביא לכך שקצב הגידול בהוצאה בשנים הבאות יעמוד על כ-2.6 אחוזים. בעקבות הצטברות התחייבויות עבר וההסכמים הקואליציוניים הוחלט להגדיל את בסיס ההוצאה החל משנת 2015 ב-2 אחוזים נוספים ובשנת 2016 תתווסף תוספת חד-פעמית של 0.25 אחוז.

- **כלל תקרת הגירעון** – בעקבות התיקונים לצד ההוצאה ולצד ההחלטה שלא להעלות מסים בתקציבי המדינה לשנים 2015 ו-2016, נוצר צורך בתיקון כלל תקרת הגירעון. בהתאם לכך נקבע כי תקרת הגירעון לשנים 2015 ו-2016 תוגדל ותעמוד על 2.9 אחוזים תוצר במקום 2.5 אחוזים ו-2.0 אחוזים בהתאמה. בנוסף נקבע תוואי גירעון פוחת שאפתני פחות ולפיו תקרת הגירעון לשנת 2017 תעמוד על 2.5 אחוזים ובהמשך תהיה ירידה של 0.25 האחוז בכל שנה עד ל-1.5 אחוז בשנת 2021. בהתאם לתוואי החדש תקרת הגירעון תעמוד על 1.5 אחוז מ-2021 ואילך. החזרה לתוואי פוחת של הגירעון חיונית לחיזוק יציבותו של המשק, ועמידה בו תאפשר ירידה של יחס החוב-תוצר ליעד ביניים של כ-60 אחוזים לקראת אמצע העשור הבא, בהנחה שהצמיחה בשנים הקרובות תהיה קרובה ל-3 אחוזים. אי-שמירה על המתווה תמנע ירידה ביחס החוב-תוצר, תפגע באמינות הפיסקלית של הממשלה ותצמצם במידה ניכרת את מרחב הפעולה של הממשלה להגיב במקרה של משבר כלכלי נוסף. התפתחות מעין זו תחריף את השפעתו השלילית של המשבר ותגבה מחיר כלכלי וחברתי כבד יותר בהתמודדות עמו.

הקושי לעמוד במסגרות הפיסקליות המביא לשינויים תכופים של הכללים, פוגע באמינות המדיניות של הממשלה וביכולתה לעמוד ביעדיה לטווח הבינוני. כתוצאה מכך מוצע לקבוע מנגנון שיחזק את השקיפות ואת יכולת השליטה בהתחייבויות לשנים עתידיות וכפועל יוצא מכך – את עמידות המסגרות התקציביות ואת היעדים הפיסקליים בטווח הבינוני. מנגנון רב-שנתי זה כולל את הפעולות שלהלן:

- פרסום חצי שנתי של התחייבויות הממשלה והכנסותיה הצפויות לטווח הבינוני לנוכח המגבלות הקבועות בחוק – השנה השוטפת ושלוש השנים שלאחר מכן.
- במועד אישור התקציב השנתי, על הממשלה להתאים את התחייבויותיה למגבלות ההוצאה הקבועות בחוק לארבע השנים הבאות.
- במהלך השנה השוטפת הממשלה תקבל החלטות תקציביות הכוללות התחייבויות לשנים הבאות אחת לחודשיים.
- הממשלה לא תקבל החלטות ללא מקור על התחייבויות תקציביות חדשות או על הפחתת הכנסות לשנים העוקבות אם ההתחייבויות או הגירעון הצפוי בהתאמה חורגים מהמגבלות הקבועות בחוק.
- לכללים אלה נקבעה הוראת שעה עד להחלתם באופן מלא.

התרשים שלהלן מציג סימולציה של התפתחות יחס החוב-תוצר עד סוף העשור, לפי שלושה תרחישי גירעון ובהנחת צמיחה הדומה לפוטנציאל הצמיחה של המשק בטווח הבינוני (כ-3 אחוזים). התרחיש הראשון הוא שהגירעון התקציבי יישאר על 2.9 אחוזים, בדומה לתקרת הגירעון התקציבי שנקבעה לשנים 2015 ו-2016, תרחיש המוביל לקיפאון ביחס החוב-תוצר בשנים הבאות (ולזינוק במקרה של זעזוע כלכלי). התרחיש השני מניח שהממשלה תעמוד במגבלת ההוצאה, אך לא ייעשו התאמות נוספות בצד ההכנסות, תרחיש שבו הגירעון יצטמצם בקצב אִטי ביותר, ולפיכך יוביל לתוצאה דומה ביחס החוב-תוצר בשנים הראשונות ולירידה אטית מאוד בהמשך. התרחיש השלישי מניח עמידה במתווה הגירעון החדש שנקבע, תרחיש המאפשר ירידה של יחס החוב-תוצר אל מתחת ל-60 אחוזים לקראת אמצע העשור הבא.

סימולציה ליחס חוב תוצר לשנים 2015–2025 לפי תרחישי גירעון שונים


גירעון 2.9%
התכנסות למגבלת הוצאה בלבד
תוואי גירעון לפי חוק
70%
65%
60%
55%
50%
45%
66.7%
60.0%
57.9%
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

מקור: משרד האוצר

לצד הכללים הפיסקליים הפועלים לשמירה על היציבות הפיסקלית, להרכב התקציב יש השפעה ניכרת על יציבות המשק, על צמיחתה העתידית של כלכלת ישראל ועל היקף השירותים שהמדינה מספקת לאזרחיה. בהתאם לכך, התקציב נבנה על בסיס סדרי עדיפויות המאפשרים מיקוד של התוספות בהתאם ליעדי המדיניות הכלכלית, פינוי מקורות וביצוע ההתאמות הנדרשות באופן הנכון ביותר מבחינה כלכלית, ואולם מדי שנה מצטבר גידול בסך ההתחייבויות של הממשלה כתוצאה משילוב של תכניות הוצאה קיימות ומתכניות חדשות שעליהן מחליטה הממשלה. לצד גידול זה בסך ההתחייבויות לא מתקיימת בחינה מחודשת ושיטתית של ההתחייבויות הקודמות ושל התכניות הקיימות מזה שנים. היעדרה של בחינה מחודשת של הוצאות קיימות מובילה לפגיעה ביכולתם של משרדי הממשלה לפעול בהתאם לסדרי העדיפויות שלהם ולשפר הישגים בתכניות קיימות נחוצות.

סקירת הוצאות (Spending Review) היא כלי מקובל במדינות המפותחות המבקש להתמודד עם בעיות אלו באמצעות בחינה שיטתית של הוצאות קיימות. בחינה זו מאפשרת לפתח אמצעים לחיסכון בהוצאות או להגדלת היעילות של הוצאות הממשלה. ככלל, מטרתו של תהליך זה היא ליצור מרווח פיסקלי ליישום תכניות חדשות, ובכך לאפשר התאמה של פעילות הממשלה לסדרי עדיפויות משתנים ללא פגיעה ביציבות הפיסקלית. לפיכך מוצע כי במהלך השנה הקרובה יקודם לראשונה תהליך של סקירת הוצאות שתוצאותיו ישולבו בתקציב המדינה לשנת 2017.

מרכיב משלים והכרחי לניהול יעיל של התקציב הוא קידום רפורמות כלכליות לחיזוק הצמיחה ולשיפור רווחת האוכלוסייה. רפורמות אלה נלוות לתהליך קביעת סדרי העדיפויות והקצאת התקציב ומאפשרות יישום אפקטיבי יותר של המדיניות הכלכלית.

ההתכנסות למסגרות הפיסקליות

ההוצאה התקציבית לשנת הכספים 2015 לחישוב מגבלת ההוצאה עומדת על כ-329.5 מיליארד ש״ח. הגידול הנומינלי בהוצאה התקציבית לשנת 2015 עומד על כ-4.4 אחוזים ביחס לתקציב 2014. גידול זה של כ-14 מיליארד ש״ח מורכב מתוספת ראלית של כ-8.4 מיליארד ש״ח (בהתאם לכלל ההוצאה), מירידת מחירים של כ-0.7 מיליארד ש״ח בגין עדכון התקציב למחירי 2015 ומתוספת לבסיס התקציב של כ-6.3 מיליארד ש״ח נוכח העלות התקציבית של ההסכמים הקואליציוניים שנחתמו ערב כינון הממשלה ה-34.

ההוצאה התקציבית לשנת הכספים 2016 לחישוב מגבלת ההוצאה עומדת על כ-347.7 מיליארד ש״ח. הגידול הנומינלי בהוצאה התקציבית לשנת 2016 עומד על כ-4.3 אחוזים ביחס לתקציב 2015 ומתוספת של 3.85 מיליארד ש״ח בגין שינוי אופן ההתחשבנות בין הממשלה למוסד לביטוח הלאומי (לשינוי זה אין השפעה על הגירעון). הגידול הנומינלי מורכב מתוספת ראלית של כ-8.6 מיליארד ש״ח (בהתאם לכלל ההוצאה), גידול מחירים של כ-4.9 מיליארד ש״ח בגין עדכון התקציב למחירי 2016 ומתוספת חד-פעמית של כ-0.8 מיליארד ש״ח נוכח העלות התקציבית של ההסכמים הקואליציוניים.

הגירעון החזוי לשנת הכספים 2015 יעמוד על כ-2.8 אחוזי תוצר, זאת בהנחת צמיחה של 2.6 אחוזים (התוצר הנומינלי החזוי לשנת 2015 הוא כ-1,141 מיליארד ש״ח). הגירעון החזוי לשנת הכספים 2016 יעמוד על כ-2.9 אחוזי תוצר, זאת בהנחת צמיחה של 2.9 אחוזים (התוצר הנומינלי החזוי לשנת 2016 הוא כ-1,888 מיליארד ש״ח).

כחלק מהצעת התקציב ועל מנת לעמוד במסגרת הפיסקלית, הממשלה נדרשת לבצע בשנות הכספים 2015 ו-2016 התאמות הן בצד ההוצאה והן בצד ההכנסה בהיקף של כ-1.4 ו-10.1 מיליארד ש״ח בהתאמה.

לשם גיבוש ההמלצה בדבר ההתאמות המוצעות הן בצד ההוצאה והן בצד ההכנסה לצד שיקולי ישימות, נבחנו פרמטרים שונים כגון היעילות הכלכלית, התרומה לצמיחה, התרומה לחיזוק אוכלוסיות חלשות ולצמצום פערים והתרומה לתיקון עיוותים בהקצאת המקורות במשק.

הצעדים המרכזיים המוצעים בצד ההוצאה הם : מיתון עלויות ההסכמים הקואליציוניים, התייעלות רוחבית במשרדי הממשלה והסדרת השתתפות קק״ל במימון פרויקטים לאומיים. הצעדים המוצעים בצד ההכנסה הם : הפחתת הטבת המס על הפקדת המעביד לקרן הפנסיה לשלוש פעמים השכר הממוצע במשק, משיכת תמלוגים מרשות התעופה וכן גביית דיווידנדים מחברת רפאל.

בנוסף, לצורך שמירה על יעד הגירעון על אף הורדת מס החברות והמע״מ, הוחלט על הקדמת הפרשה לקרן מס רכוש בהיקף של 1.5 מיליארד ש״ח משנת 2016 לשנת 2015.

הגידולים הבולטים בתקציב המדינה לשנות הכספים 2015 ו-2016 נקבעו בהתאם לסדרי העדיפויות של הממשלה והם כוללים:

- גידול בתקציב משרד הביטחון בהיקף של כ-5 מיליארד ש״ח בשנת 2016 לעומת שנת 2014 (יש לציין כי ראש הממשלה מסר בפתח ישיבת הממשלה לאישור התקציב כי ייתכנו תוספות לתקציב 2016 בהמשך);
- גידול בתקציב משרד החינוך בהיקף של כ-6.4 מיליארד ש״ח בשנת 2016 לעומת שנת 2014;
- גידול בתקציב משרד הבריאות בהיקף של כ-5.9 מיליארד ש״ח בשנת 2016 לעומת שנת 2014;
- גידולים ניכרים בתקציב הסיוע לניצולי השואה ובתקציב משרד הרווחה.

גידולים בולטים בתקציב המדינה לשנת 2016 בהשוואה לשנת 2014
במחירים שוטפים, באחוזים


25%
20%
15%
10%
5%
0%
24.8%
14.9%
14.3%
13.4%
13.2%
11.7%
10.4%
9.9%
9.6%
8.0%
6.6%
משרד הבריאות
משרד הרווחה
משרד החינוך
משרד הבינוי והשיכון
המשרד לביטחון הפנים
גמלאות ניצולי שואה
ביטחון
השכלה גבוהה
חיילים משוחררים
העברות לביטוח לאומי*
משרד הכלכלה

*בניכוי התיקון הרישומי

מקור: משרד האוצר

הרחבת בסיס המס והפחתת נטל המס על כלל האוכלוסייה

גביית המסים בישראל היא המקור העיקרי להכנסות המדינה. האופן שבו מבוצעות שומה, ביקורת ואכיפת הגבייה משפיע באופן ישיר על הכנסות המדינה.

בשנים האחרונות נמצא כי קיימת שחיקה בהכנסות הציבוריות כתוצאה מגידול בתופעה של הלבנת הון, העלמות מסים ושימוש גובר בתכנוני מס אגרסיביים לא ראויים, המנצלים פרצות ושטחים אפורים בחקיקת המס, זאת לשם קבלת

זכאות בהטבות מס בניגוד לרוח החוק ולכוונת המחוקק. כלומר, קיים פער משמעותי בין הפעילות הכלכלית המדווחת לבין הפעילות הכלכלית בפועל (להלן – "כלכלה שחורה").

לכן, נוסף על הרחבת בסיס המס באמצעות ביטול פטורים, קיימת חשיבות רבה בהגברת האכיפה ובהתמודדות עם ה"כלכלה השחורה" במדינת ישראל. צמצום הפער בין הפעילות המדווחת לפעילות בפועל, לצד אכיפה יעילה יותר, צפויים להביא להגדלה משמעותית של בסיס המס בישראל, ולפיכך גם להגדלת המקורות שבידי הממשלה, כמו גם ליצירת מערכת מס צודקת ושוויונית יותר, שכן בכך יצטמצם היתרון התחרותי של עסקים מעלימי מס על פני עסקים שומרי חוק.

בשנת 2013 אושרה תכנית להגברת האכיפה בתחום המסים שכללה שכלול סמכויות רשות המסים, תוספת כוח אדם ותוספת תקציב. בנוסף, התכנית הכלכלית לשנים 2015–2016 מבקשת לטפל בבעיות מבניות במערכת המס, על מנת לגרום לצדק חלוקתי ולמזעור תופעות הפוגעות בגביית המסים והפוגעות כתוצאה מכך גם במעמד הביניים המשלם מסים. הטיפול האמור בבעיות המבניות במערכת המס צפויות להניב כ-0.3 מיליארד ש"ח בשנת 2016 להכנסות המדינה.

פעולות אלה כוללות, בין השאר, הטלת חובת דיווח לרשות המסים בעת קבלת חוות דעת בכתב המייצרת יתרון מס, מיסוי הכנסות הנובעות מתשלומי "אי-תחרות", העברת מידע מגופים פיננסיים כגון: בנקים, חברות אשראי, חברות סליקה, חברות ביטוח וחברות המרת מט"ח בנוגע לחשבונות לקוחותיהם, תיקון לחוק איסור הלבנת הון שיאפשר העברת מידע מהרשות לאיסור הלבנת הון לרשות המסים, מתן האפשרות לקבוע שומה חלקית תוך השארת האפשרות לביצוע שומה מלאה על הנישום וביטול מתן אפשרות לחברת ביטוח לתבוע כהוצאה שוטפת סכומים ששולמו לסוכן כעמלה.

נוכח העלייה החדה בגביית המסים מתחילת שנת הכספים 2015 לעומת התחזית לשנה זו, ומתוך רצון לעודד צמיחה בעקבות עדכון תחזית הצמיחה לשנים 2015 ו-2016 כלפי מטה, הוחלט על הפחתת שיעור מס החברות ב- 1.5 אחוז מ-26.5 אחוזים ל-25 החל משנת המס 2016 וכן על הפחתת שיעור המע"מ באחוז אחד מ-18 אחוזים ל-17 אחוזים החל מ-1 באוקטובר 2015. עלות הפחתת מס החברות מוערכת בכ-1.2 מיליארד ש"ח, אולם בעקבות השינוי במס החברות צפויים שינויי התנהגות אשר יגרמו להסטת הכנסות בהיקף של כ- 200 מיליון ש"ח משנת 2015 לשנת 2016. עלות הפחתת המע"מ מוערכת בכ-850 מיליון ש"ח בשנת 2015 ובכ- 4.5 מיליארד ש"ח בשנת 2016. בשל העלייה בקצב גביית המסים בשנת 2015 ומתוך הצורך להתכנס למסגרת הגירעון שאישרה הממשלה לשנים 2015 ו-2016 הוחלט על הקדמת הפרשה לקרן מס רכוש בהיקף של 1.5 מיליארד ש"ח משנת 2016 לשנת 2015.

נושא ב – הגדלת שיעורי ההשתתפות בכוח העבודה

רקע

בעשור האחרון חל גידול עקבי בשיעורי התעסוקה (גילאי 25–64) – משיעור של כ-66.9 אחוזים בשנת 2000 לכ-70 אחוזים בשנת 2007 ול-75.5 אחוזים בשנת 2014. נכון לשנת 2014 שיעור התעסוקה בישראל בגילאי 25–64 גבוה משיעור התעסוקה הממוצע במדינות ה-OECD בכ-3.7 נקודות אחוז. בשנת 2014 הגיע מספר המועסקים במשק לכ-3.556 מיליון איש.

שיעורי התעסוקה לאורך השנים בהשוואה בין-לאומית, גילאי 64-25



מדינות ה-OECD
G7
ארצות הברית
ישראל
גרמניה
79%
77%
75%
73%
71%
69%
67%
65%
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014

מקור: OECD.STAT בנתונים של ישראל לשנת 2011 קיים שבר בסדרה כתוצאה ממעבר הלמ"ס למתודולוגיה חדשה.

במקביל, מתחילת שנת 2004 ניכרת ירידה משמעותית בשיעור האבטלה, מכ-13.6 אחוזים בשנת 2003 לכ-7 אחוזים בשנת 2011 ולכ-5.9 אחוזים בשנת 2014. בשנים האלה צמח שוק העבודה בשיעורים ניכרים וההתרחבות בפעילות המשקית אפשרה תעסוקה כמעט מלאה. אמנם בשנת 2009 חלה קפיצה בשיעור האבטלה נוכח המשבר הכללי העולמי, אך שוק העבודה התאושש במהירות תוך הגדלה ניכרת של מספר המועסקים במשק. כמו-כן, בשנה האחרונה חל גידול בשכר הראלי בשיעור של כ-2.2 אחוזים בשנת 2014 – שיעור הגדול משיעור הצמיחה לנפש בשנה זו.

כאמור לעיל, מאז תחילת העשור הקודם חל גידול מהותי בשיעור התעסוקה וקיטון ניכר באבטלה. התפתחות זו היוותה את אחד ממנועי הצמיחה העיקריים של המשק. השיפור האמור נבע, בין היתר, מגידול עקבי ברמות ההשכלה של כלל האוכלוסייה וכן מיישומה של מדיניות ממשלתית המתמרצת תעסוקה ומקטינה כדאיות לאי-השתתפות בכוח העבודה. יצוין כי השיפור האמור בשוק העבודה הישראלי הוא חריג יחסית בהשוואה בין-לאומית.

יחד עם זאת, וכפי שתואר בהרחבה בפרק הקודם, קיים חשש לירידה עתידית בשיעורי ההשתתפות כתוצאה ממגמת הגידול הדמוגרפי המואץ של קבוצות אוכלוסייה בעלות שיעורי השתתפות נמוכים בכוח העבודה. לעניין זה יצוין כי אוכלוסיית הגברים החרדים (שיעור תעסוקה בגילאי 25–64 של כ-45.4 אחוזים בשנת 2014) ואוכלוסיית הנשים הערביות

(שיעור תעסוקה בגילאי 25—64 של כ-33.2 אחוזים בשנת 2014) מאופיינות בשיעורי השתתפות בתעסוקה נמוכים ביחס ליתר האוכלוסיות בישראל ולמקובל במדינות ה-OECD, בעוד ששיעורי הגידול של אוכלוסיות אלו גבוהים באופן יחסי.

חשוב לציין כי בשל המגמה הדמוגרפית האמורה, ובהנחה שכל קבוצת אוכלוסייה תשמור על שיעור התעסוקה הנוכחי (קרי לא יחול שיפור בשיעורי התעסוקה של קבוצות האוכלוסייה), שיעור התעסוקה הכללי ירד ב-2 אחוזים בשנת 2020 – ירידה בעלת פוטנציאל פגיעה מהותי בתוצר. במילים אחרות, עקב המגמות הדמוגרפיות האמורות, האלטרנטיבה אינה התקבעות בשיעורי התעסוקה הנוכחיים, אלא ירידה משמעותית בשיעורי התעסוקה, וכתוצאה מכך – ברמת התוצר לנפש, ובמקביל – התרחבות משמעותית של הפערים החברתיים ושל רמת אי-השוויון. יש לציין כי הגדלת שיעור ההשתתפות בשוק העבודה במשק היא גם אחד הכלים המרכזיים לצמצום העוני ולהקטנת הפערים: תחולת העוני בישראל בקרב משקי בית בעלי שני מפרנסים או יותר עומדת על כ-6 אחוזים (ותחולת העוני בקרב משקי בית בעלי שני מפרנסים במשרה מלאה עומדת על כ-1 אחוז בלבד), זאת לעומת תחולת העוני בקרב משקי בית ללא מפרנס העומדת על כ-73 אחוזים.

תחולת העוני בשנת 2013 בקרב משקי בית ע״פ מספר המפרנסים במשק הבית


80%
70%
60%
50%
40%
30%
20%
10%
0%
72.9%
24.1%
5.7%
1.2%
18.6%
ללא מפרנסים
מפרנס אחד
שני מפרנסים
שני מפרנסים במשרה מלאה
ממוצע כללי

מקור: המוסד לביטוח לאומי, דו״ח ממדי העוני והפערים החברתיים 2013.

איום נוסף לשוק העבודה ולצמיחה המשקית נובע מהתפלגות תוספת המשרות החדשות במשק בשלוש השנים האחרונות: כ-60 אחוזים מהגידול במשרות במשק נוצרו כתוצאה מגידול בסקטור הציבורי ובמשרות של עובדים זרים, ורק כ-40 אחוזים מהגידול נבעו מגידול בסקטור העסקי. ניתן לראות תופעה זו גם באמצעות בחינת שיעור גידול המועסקים בכל סקטור. כך, שיעור הגידול השנתי במשרות של עובדים לא ישראלים עמד על 7.7 אחוזים, בשירותים הציבוריים על 3.3 אחוזים ובסקטור העסקי על 1.5 אחוזים בלבד.

שיעור הגידול השנתי במספר משרות שכיר החל מ-2012


9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
7.7%
3.3%
1.5%
עובדים לא ישראלים
עובדים ישראלים בשירותים הציבוריים
עובדים ישראלים במגזר העסקי

מקור: בנק ישראל והלמ"ס, סקר משרות שכיר. השוואה בין ממוצעים שנתיים (2015, נתונים עדכניים עד לחודש מאי).

נתונים אלה ממחישים כי תמהיל המשרות שנוספו למשק, אשר נובע במידה רבה מההגדלה שהתבצעה במכסות של עובדים לא ישראלים, מהווה סיכון לצמיחה העתידית של המשק. בהתאם, יש הכרח להתמקד בעידוד תעסוקת ישראלים בכלל ובעידוד תעסוקת ישראלים בסקטור העסקי בפרט. יש לציין כי הממשלה קיבלה החלטה בכיוון זה, בקביעתה, במסגרת החלטה מס' 317 מיום 30 ביולי 2015, כי אם שיעור האבטלה במשק יעלה ל-6 אחוזים, יתבצעו צעדים להקפאה ולצמצום המכסות של עובדים לא ישראלים.

יעדי המדיניות

הממשלה אישרה בשנת 2010 יעדי תעסוקה שאפתניים שעמידה בהם דורשת הגעה לרמות התעסוקה של המדינות המפותחות ביותר בעולם ומחייבת תוספת שנתית של כ-33 אלף עובדים מעבר לתוספת העובדים בשל הגידול הטבעי של האוכלוסייה. תוספת העובדים מתואמת עם גידול של כ-0.5–1 אחוז בצמיחת התוצר בשנה, דהיינו היא מהווה את אחד ממנועי הצמיחה המשמעותיים ביותר של המשק הישראלי. בהתאם לכך, העלאת שיעורי התעסוקה וההשתתפות במשק בהתאם ליעדי התעסוקה שאימצה הממשלה היא קריטית להנעת הצמיחה בישראל. כפי שניתן לראות בתרשים שלהלן, בשנים האחרונות מגמת השיפור בשוק העבודה הישראלי הייתה בקצב גבוה מזה הנדרש כדי לעמוד ביעדי התעסוקה שקבעה הממשלה, אך עדיין נדרש המשך השיפור העקבי בשיעורי התעסוקה כדי להגיע ליעדי התעסוקה הפרטניים של קבוצות האוכלוסייה.

מעקב אחר יעדי התעסוקה שקבעה הממשלה: שיעורי תעסוקה בגילאי 64-25 לפי קבוצות אוכלוסייה בשנים 2008, 2014 ויעדי הממשלה ל-2020


שיעורי תעסוקה - שנת 2008
שיעורי תעסוקה - שנת 2014
יעדי תעסוקה לשנת 2020
מעקב אחר קצב ההתקדמות הרצוי - יעדי ביניים ליניאריים לשנת 2014
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
40%
45%
63%
57%
71%
63%
74%
75%
78%
23%
33%
41%
78%
83%
83%
72%
76%
77%
גברים חרדים
נשים חרדיות
גברים ערבים
נשים ערביות
יתר האוכלוסייה
כלל האוכלוסייה

מקור: הלמ"ס.

בהתאם לכך, יישום צעדי המדיניות והשינויים המבניים בתחום שוק העבודה, המהווים חלק מהתכנית הכלכלית לשנת 2015, במקביל לשמירה על מערכת תמריצים המעודדת יציאה לעבודה, הם חיוניים לשם מיצוי פוטנציאל הצמיחה במשק. יישומם המלא של הצעדים, אשר יפורטו להלן, צפוי לסייע לעמידה ביעדי התעסוקה שנקבעו ולהגעה לרמות התוצר לנפש של 15 המדינות המובילות מבחינת התוצר לנפש.

אמצעי המדיניות

במסגרת התכנית הכלכלית לשנים 2015–2016, עתידים להיות מיושמים צעדי המדיניות והשינויים המבניים האלו:

- **תכניות ייעודיות לעידוד תעסוקת האוכלוסייה החרדית**

יעד שיעור התעסוקה לשנת 2020 שנקבע לגברים חרדים בגילאי 64-25 הוא 63 אחוזים, לעומת שיעור תעסוקה בשנת 2014 של כ-45.4 אחוזים בגילאים הנ"ל. לצורך הגשמת יעד התעסוקה האמור, הממשלה מקדמת מגוון פעולות להסרת חסמים חוקיים, מקצועיים וכלכליים. בהתאם לכך, מיושם הסדר גיוס לגברים חרדים, אשר מכיל מספר מנגנונים מובנים לעידוד תעסוקה בגיל צעיר ככל האפשר במקביל להגדלה הדרגתית של היקף החרדים הבוחרים

להתנדב לשירות צבאי ולשירות אזרחי. כמו כן, משרדי הכלכלה והאוצר מיישמים תכנית חומש לעידוד תעסוקה בעלות של כחצי מיליארד ש״ח, אשר כוללת בין היתר הקמת מרכזי הכוון תעסוקתי ייעודיים למגזר החרדי בשיתוף הרשויות המקומיות החרדיות וכן פעולות נוספות לעידוד יזמות, הרחבת מערך החינוך הטכנולוגי, הפעלת מסלול ייעודי למימון לימודי הנדסאות, הרחבת ההכשרה המקצועית באמצעות הקצאת שוברי הכשרה מקצועית ופיתוח תכניות ייעודיות נוספות לעידוד תעסוקת המגזר החרדי. כמו כן, משרד החינוך מקדם תכנית רוחבית לשיפור ולהתאמת התכנים הנלמדים במערכת החינוך החרדית לצורכי שוק העבודה המודרני. לבסוף, התכנית הרב-שנתית של מערכת ההשכלה הגבוהה כוללת תכנית ייעודית להנגשת מוסדות ההשכלה הגבוהה לאוכלוסייה החרדית. לצד זאת, יש חשיבות לשמור על מדיניות תמריצים ממשלתית המעודדת יציאה לעבודה.

- **תכניות ייעודיות לעידוד תעסוקת האוכלוסייה הערבית**

יעד שיעור התעסוקה לשנת 2020 שנקבע לנשים ערביות בגילאי 25—64 הוא 41 אחוזים, לעומת שיעור התעסוקה בשנת 2014 שעמד על 33.2 אחוזים בגילאים האמורים. לצורך הגשמת יעד תעסוקה זה, הממשלה מקדמת מספר צעדי מדיניות בעלות תקציבית של מאות מיליוני ש״ח בשנה, שמטרתם להתמודד עם חסמים שונים לתעסוקה. בין הצעדים שמפעיל משרד הכלכלה ניתן למנות את הקמתם והפעלתם של למעלה מ-20 מרכזי הכוון תעסוקתי ייעודיים למגזר הערבי בשיתוף עם ארגון הג׳וינט, הרחבה משמעותית של מערך התחבורה הציבורית ביישובים ערביים, קידום צעדים מבניים לשיפור מערכת החינוך במגזר הערבי, יישום תכנית רוחבית לפיתוח והשלמת פיתוח של אזורי תעשייה ותעסוקה במגזר הערבי, הרחבת מערך החינוך הטכנולוגי לנוער ערבי, סיוע להשמת האוכלוסייה הערבית בהיי-טק ופיתוח תכניות ייעודיות נוספות לעידוד התעסוקה במגזר הערבי. בנוסף, התכנית הרב-שנתית של מערכת ההשכלה הגבוהה שהוזכרה לעיל כוללת גם תכניות ייעודיות להגברת הנגישות של מערכת ההשכלה הגבוהה לאוכלוסייה הערבית. כמו-כן, הממשלה מקדמת מספר צעדים לתיקון עיוותים במנגנוני ההקצאה של משרדי הממשלה באמצעות, בין היתר, שריון תקציבים ייעודיים לאוכלוסייה הערבית עד לצמצום הפערים.

- **ייעול והרחבה משמעותית של מערכת ההכשרה המקצועית שמפעיל משרד הכלכלה**

במסגרת התכנית הכלכלית לשנים 2015—2016, הוחלט על יישום תכנית לייעול ולהרחבת מערכת ההכשרה המקצועית, תוך פיתוח ויישום מנגנוני הכשרות חדשים שיופעלו בשיתוף הדוק עם המעסיקים ותוך התאמת תוכני הלימוד והיקף ההכשרות לצרכים בפועל. זאת, במקביל להרחבת השימוש בכלי הכשרה קיימים הכוללים מנגנונים מובנים לתמרוץ השמה ולשיתופי פעולה עם מעסיקים: הכשרות במקום העבודה, שוברי הכשרה מקצועית, הכשרות בתחום המלונאות במנגנון המשלב לימודים ועבודה מעשית וכו׳. כמו כן, התכנית כוללת פיתוח או יישום של מיזמים פרטניים לעידוד תעסוקה במקצועות ספציפיים (למשל בתחום הבנייה) או בעבור אוכלוסיות ייעודיות (למשל גברים חרדים ואנשים מבוגרים יחסית שעבדו במקצועות שוחקים). התכנית המערכתית צפויה להגדיל את מספר המועסקים במשק ולתת מענה לצורכי המעסיקים ולדורשי העבודה, וכן היא עתידה לסייע להגדלת הפריון ובהתאם – להגדלת שכרם של העובדים.

- **יישום הסיכום הרב-שנתי לחיזוק ולייעול המכללות הטכנולוגיות**

תקציב המדינה לשנים 2015—2016 כולל תוספת משמעותית לצורך יישומו של הסיכום הרב-שנתי לחיזוק ולייעול המכללות הטכנולוגיות, אשר כולל, מלבד תוספת תקציבית משמעותית (בשיעור של כ-10 אחוזים גידול בתקציב מדי שנה) גם קביעת דרישת גודל מינימלי ממכללות מתוקצבות וכן מעבר למודל תקצוב המבוסס על תפוקות. שינויים

אלה עתידים לסייע להעלאה משמעותית של שיעור התלמידים המסיימים את לימודיהם בהצלחה וכן לתרום לשיפור רמת ההוראה ולמידת ההתאמה של תוכני הלימוד לצורכי המעסיקים. בכך תשתפר ההתאמה בין כישוריהם של מסיימי הלימודים לצרכים המשתנים בשוק העבודה.

- **הרחבת מערך מעונות היום המפוקחים והמסובסדים**

אחד מכלי המדיניות המרכזיים לעידוד היציאה לעבודה של הורים הוא באמצעות השתתפות בהחזקת ילדיהם במעונות יום, במשפחתונים ובצהרונים. בהתאם לכך, הממשלה פועלת בשנים האחרונות להרחבת מערך מעונות היום המפוקחים והמסובסדים.

לצורך יישום הרחבת היצע מעונות היום, שונה נוהל התקצוב של בינוי מעונות יום חדשים, כך שחלה הקלה משמעותית על החסמים הביורוקרטיים וניתנו תמריצים לבינוי מהיר. שינוי נוהל זה צפוי להביא בטווח זמן מהיר לבינוי של מעל 400 מעונות יום לכ-30 אלף ילדים בגילאי 0–3.

- **קידום צעדי חקיקה**

במסגרת התכנית הכלכלית, או במקביל אליה, מקודמים מספר צעדי חקיקה שמטרתם לעודד תעסוקה של עובדים ישראלים ולהגדיל את צבר ההון האנושי של העובדים. בין היתר, הוחלט להרחיב באופן משמעותי את הזכאות למענק ההכנסה מקרב הורים יחידים עובדים, להקל על התנאים לזכאות למענק ההכנסה של עובדים עצמאים וכן לבצע התאמות לעניין הקריטריונים לזכאות לעובדים בשכר מינימום מותאם. בהתאם לכך, החלטה זו עתידה לסייע להגדלת הכנסתן של חד-הוריות עובדות וכן של אוכלוסיות נוספות, ומהווה נדבך חשוב נוסף במדיניות הממשלה לפעול למיצוי פוטנציאל הצמיחה ולצמצום הפערים באמצעות עידוד תעסוקה. צעד נוסף המיועד להגדלת שיעור התעסוקה של עובדים צעירים ולתמרוץ צבירת ותק תעסוקתי משמעותי הוא התאמת תקופת האכשרה המזכה בדמי אבטלה לצעירים מתחת לגיל 35.

נושא ג – הגברת תחרות, הפחתת יוקר המחייה וצמצום יוקר הדיור

הורדת מחירי המזון

במהלך העשור האחרון חלה עלייה חדה של 38 אחוזים במחירי המזון בישראל, לעומת עלייה של 23 אחוזים בלבד במדד המחירים הכללי לצרכן. עלייה זאת נובעת, בין היתר, מהריכוזיות הגבוהה הקיימת בשוק. ריכוזיות זו באה לידי ביטוי בשני אופנים: ראשית, ריכוזיות בתוך קטגוריית המזון, כך שבכל קטגוריית מוצרים יש שניים או שלושה ספקים מובילים המחזיקים בשיעורים גבוהים מאוד ממנה ולעתים אף את כלל המכירות בקטגוריה. שנית, ריכוזיות אופקית של כלל השוק, וממנה נובע כי ארבע החברות הגדולות במשק מחזיקות קרוב ל-40 אחוזים מהמכירות בשוק המזון, לעומת אחזקה של כ-15 אחוזים במדינות מפותחות אחרות בעולם. עם זאת, ישנן סיבות נוספות לרמת המחירים הגבוהה דוגמת התכנון הקיים בחלק מהענפים החקלאיים המשמר יחידות ייצור קטנות שאינן יעילות, ולפיכך משליך על רמת המחירים של המזון הטרי. בנוסף לכך קיימים חסמים רגולטוריים לייבוא מזון, בעיקר חסמים לייבוא מקביל וחסמי כניסה למתחרים חדשים. חסמי הייבוא משליכים גם הם על רמת הריכוזיות בענף. כל אלו גורמים לרמת מחירים גבוהה לצרכן.

- **הרפורמה בייבוא מזון רגיל – רפורמת "הקורנפלקס"**

שוק המזון בישראל מתאפיין ברמת ריכוזיות גבוהה. ריכוזיות זו באה לידי ביטוי הן בניתוח לפי קטגוריית מזון ,כך שבכל קטגוריית מוצרים יש שניים או שלושה ספקים מובילים וכן בריכוזיות אופקית בעקבות מיזוגים ורכישות

בשוק המזון והיווצרותם של ספקי ענק. בנוסף לכך נמצא כי קיימים חסמים רגולטוריים לייבוא, חסמים לייבוא מקביל וחסמי כניסה למתחרים חדשים. מצב זה מוביל לרמת מחירים גבוהה לצרכן.

רפורמת "הקורנפלקס" מטפלת בעיקר בשוק המזון היבש – דגני בוקר, חטיפים מלוחים, ממרחים, פסטות, תבלינים, קפה ותה ומוצרים נוספים. שוק זה נאמד בכ-22 מיליארד ש"ח בשנה ומהווה כשליש מהוצאותיו של משק בית על מזון. בתכנית הכלכלית מוצע לקדם את תיקון החקיקה אשר יאפשר מעבר להצהרת יבואן על מוצרי מזון יבש במקום אישור מוקדם פרטני לכל מוצר, קיצור לוחות הזמנים לשחרור סחורות מהנמל ופתיחת האפשרות לייבוא מקביל של מוצרי מזון יבש. ניסיון העבר מלמד כי במוצרי צריכה שבהם התקיים ייבוא מקביל ירדו מחירי המוצרים באופן משמעותי.

■ ביטול הקרטל בענף הפטם

במסגרת התכנית הכלכלית לשנים 2016–2015 החליטה הממשלה על ביטול הקרטל בענף העוף. מחזור ענף הפטם (עוף) בישראל עומד על כ-4.5–5 מיליארד ש"ח במונחי צרכן. לקראת סוף שנת 2012 נחתם הסכם בין קבלני הרביה בענף הפטם לבין מועצת הלול כגורם המפקח על יישום ההסכם. הסכם זה יצר חלוקת שוק בין קבלני הרביה השונים ועיגן קנסות לחורגים מחלוקה זו והטבות לעומדים בה. על פי נתוני הלשכה המרכזית לסטטיסטיקה, מאז ביצוע הסכם הקרטל מחירי העוף עלו בכ-25–30 אחוזים. יש לציין, כי בחודש יולי 2015, הודיעה מועצת הלול על ביטולו של הקרטל בענף.

במסגרת התכנית הכלכלית הוחלט לתקן את חוק המועצה לענף הלול, כך שהמועצה לא תשמש כגורם מווסת, מתכנן או מתכלל בהסדר כובל בענף הפטם ולא תגבש או תפקח על הסדרים שנעשים בין מגדלים. כן יצומצמו סמכויות המוקנות לפי חוק מועצת הלול ולא ניתן יהיה לתכנן עוד את היקף גידול העופות לפיטום. כמו כן, הוחלט על תיקון חוק ההגבלים העסקיים, כך שמגדל של עופות המחזיק גם משחטה או שאדם הקשור אליו שהוא בעל משחטה, לא יוכל לקחת חלק בהסדר כובל. תיקון זה נועד למנוע מצב שבו משחטות חוסות תחת החריג להסדר כובל בחוק ההגבלים העסקיים ומבצעות קרטל דרך חברות בנות המוגדרות כמגדלות.

■ ביטול התכנון בענפי הצאן

במסגרת התכנית הכלכלית לשנים 2016–2015 החליטה הממשלה על ביטול התכנון בענפי חלב הצאן. ענף חלב הצאן מפיק כ-22 מיליון ליטר חלב גולמי בשנה ומחזור הענף הוא כ-250 מיליון ש"ח במונחי צרכן וכ-80 מיליון ש"ח במונחי יצרן. בענף העיזים רשומים כ-80 יצרנים פעילים, ומחלבות משק רבות, והביקוש לחלב עיזים נמצא במגמת עלייה ברורה בעשור האחרון. בענף הכבשים רשומים כ-60 יצרנים פעילים והביקוש לחלב כבשים תנודתי יותר – בשנה האחרונה נרשמה מגמת עלייה בביקוש לחלב זה.

כיום, ענף חלב הצאן אינו מתנהל באופן חופשי אלא הוא מנוהל, תוך מעורבות ממשלתית גבוהה ביותר, באמצעות תכנון מרכזי ותכנון פרטני של מכסות ייצור המוקנות לכל יצרן בענף. מודל זה חריג בהשוואה למדינות אחרות בעולם ואינו מקובל עוד במדינות המערביות.

במסגרת התכנית הכלכלית הוחלט על תיקון חוק תכנון משק החלב וביטול התכנון החל על ענפי הצאן, כך שמי שעוסק בייצור חלב צאן יוכל לייצר כל כמות, ובלבד שאינה עולה על 10 אחוזים מהיקפי הייצור הכוללים בכל ענף בשנה הקודמת. מגבלה זו נועדה למנוע ריכוזיות גדולה בענף והשתלטות של מספר מועט של שחקנים גדולים על הענף. כדי לאפשר מגבלה זו יישארו הסדרי הדיווח של המחלבות על היקפי הייצור החודשיים.

במקביל לביטול התכנון, הוחלט על מתווה של תמיכה ישירה במגדלים הקיימים, הן במגדלים פעילים והן במגדלים פורשים, כך שסך התקציב עבור מגדלים אלה יהיה כ-65 מיליון ש״ח על פני תשע שנים. מעבר לכך, הוחלט על נוהל תמיכה על סך של 5 מיליון ש״ח במתקן ייבוש חלב צאן אשר יהיה נגיש לכל המעוניין בכך. על מנת לסייע למגדלים בפריפריה הנתקלים בקשיים ובעלויות גדולות יותר בשינוע החלב למחלבות, הוחלט על נוהל תמיכה אשר יסייע למגדלים בפריפריה הנמצאים במרחק רב מהמחלבה.

מהלך זה משמעותי בהסתכלות על תמיכות המדינה בחקלאות והוא מהווה מודל למעבר מתמיכה עקיפה המעוותת את המחירים לתמיכה ישירה ביצרנים, כמקובל בעולם.

התחרות בבנקאות ובשוק ההון

שוק האשראי של משקי הבית ושל העסקים הקטנים בישראל הוא ריכוזי ונשלט כמעט במלואו על ידי הבנקים. כ-94 אחוזים מסך האשראי למשקי הבית, שלא לדיור, ניתן על ידי התאגידים הבנקאיים. כמו כן, שוק האשראי מתאפיין במחסור בהיצע עבור משקי בית ועסקים קטנים ובינוניים. לדוגמה, רמת האשראי הניתנת לעסקים בישראל היא מהנמוכות בהשוואה למדינות OECD נבחרות – 9 אחוזים מהתוצר המקומי הגולמי לעומת ממוצע של 19 אחוזים במדינות ההשוואה. נוסף על כך, המערכת הבנקאית מתאפיינת בחוסר יעילות ועלויות תפעול מהגבוהות בעולם.

שתי סיבות מרכזיות לריכוזיות במערכת הבנקאית ולתחלואי שוק האשראי הן מחסור במידע ובמקורות הון לנותני אשראי שאינם בנקים. שני צעדים בהצעת התקציב צפויים להביא לשיפור משמעותי בסקטור האשראי הקמעונאי.

■ **הקמת מאגר נתוני אשראי**

הגופים הבנקאיים מחזיקים בחלק הארי של המידע על לקוחותיהם. למעשה הבנקים הגדולים מחזיקים במאגרי מידע עצומים שנותני אשראי אחרים אינם חשופים להם. הקמת מאגר לשיתוף בנתוני אשראי ושיתוף המידע יאפשר לראשונה תחרות בין מלווים על מתן אשראי, תחרות אשר תאפשר את הוזלת המחיר לצרכן. לא פחות חשובה מכך היא העובדה ששיתוף המידע מגדיל את היצע האשראי גם ללקוחות מסוכנים, אשר כיום, בהיעדר אלטרנטיבה אחרת, נאלצים לפנות לשוק האפור.

ממצאים אמפיריים ממספר רב של מדינות מצביעים על כך שלמערכת שיתוף בנתוני אשראי קיימות תועלות כלכליות מובהקות, הן ברמת המשק והן ברמת הפרט. שיתוף בנתוני אשראי מתואם עם עלייה בהיקף האשראי, עם תנאי אשראי טובים יותר ועם שיעורי חדלות פירעון נמוכים יותר. יתרה מזאת, ההשפעה החיובית של שיתוף נתוני אשראי גדולה יותר ביחס לאוכלוסיות שנגישותן לאשראי קטנה יותר (כגון בעלי הכנסות נמוכות), ועל כן מערכת לשיתוף נתוני אשראי פועלת לצמצום אי-השוויון במשק. תיקון חקיקה זה מקודם לצד התכנית הכלכלית.

■ **מתן אפשרות לגופים חוץ-בנקאיים נותני אשראי לגייס אג״ח קונצרני**

הגופים החוץ-בנקאיים, אשר מעוניינים להתחרות עם הבנקים על מתן האשראי, תלויים בבנקים למקורות מימון. כיום, הגופים אשר אמורים להתחרות בבנקים, מסתמכים עליהם כמקורות הון. מצב אבסורדי זה מביא לכך שהגופים החוץ-בנקאיים תלויים בבנקים הן בהיצע האשראי והן במחיר הרצפה שלו. הגדלת מקורות המימון תביא להגברת התחרות במערכת הבנקאית, להוזלת המחיר לצרכן ולהנגשת אשראי לאוכלוסיות שכיום מודרות משוק האשראי. כמו כן, צעד זה צפוי להרחיב את היצע האשראי לעסקים קטנים ובינוניים וכך לסייע לפיתוח הצמיחה במשק.

הורדת יוקר שירותי בריאות

בשנים האחרונות אנו עדים לגידול בלתי מבוקר במערכת הבריאות הפרטית. לגידול זה מספר השפעות חיצוניות שליליות הן על המערכת הציבורית והן על יוקר המחיה של אזרחי מדינת ישראל. ראשית, בשל העובדה שהמערכת הציבורית והפרטית הן מערכות שלובות המבוססות על כוח אדם מיומן זהה, הגידול בהיקף הפעילות הרפואית בבתי החולים הפרטיים היווה גורם מרכזי לגידול במשכי ההמתנה של החולה הישראלי במערכת הציבורית. שנית, הרחבת הפעילות הפרטית במערכת הבריאות הגדילה באופן משמעותי את הוצאות משקי הבית על בריאות משיעור של 3.8 אחוזים מסך הוצאות משקי הבית בשנת 1997 עד ל-5.7 אחוזים בשנת 2013, ובכך העלתה את יוקר המחיה למשפחה במאות שקלים בשנה. על מנת להתמודד עם תמונת מצב זו החליטה הממשלה על ביצוע מספר צעדים להכלת הגידול במערכת הבריאות הפרטית:

- **תשלום ישיר למוסד רפואי פרטי**

להבדיל מהמצב כיום, שבו לעתים משולם, בגין ניתוח אחד, תשלום הן למוסד הפרטי והן לרופא, מ-2016 ייאסר על מוסד רפואי לאפשר בתחומו מכירה של שירות רפואי של רופא או של בעל מקצוע אחר, שאינה כלולה בתשלום שמקבל המוסד הרפואי ממקבל השירות ושאינה משולמת באופן מלא למוסד הרפואי על ידי גורם מממן אחד. החלטה זו תבהיר את האחריות המלאה של בית החולים הפרטי על כלל הפעילות המתבצעת בין כתליו.

- **אסדרת ביטוחי הבריאות הפרטיים**

הוצאת משקי הבית על ביטוחי בריאות גדלו בעשור האחרון בלמעלה מ-2,000 ש"ח למשק בית בשנה. לכן החליטה הממשלה על מעבר לפוליסות ביטוחי בריאות מבוססות הסדר ולא החזר – בהן המיקוח על מחיר השירות הרפואי מועבר לגופים מוסדיים, דבר הצפוי להוביל להוזלה של השירות ושל פרמיות הביטוח.

- **צמצום ניגוד העניינים של הרופאים**

רופאים רבים עובדים במקביל במערכת הציבורית ובמערכת הפרטית. עקב זאת, במקרים מסוימים מתקיים ניגוד עניינים שבו רופא עשוי להסית מטופלים מקבלת טיפול במוסד הציבורי שבו הוא מועסק לקבלת טיפול במערכת הפרטית. זאת מפני שהתגמול שיקבל הרופא במערכת הפרטית צפוי להיות גבוה יותר מאשר התגמול שיקבל במוסד הציבורי. לכן הוחלט לאסור על רופאים מומחים לטפל במטופל במערכת הפרטית במשך תקופה של שישה חודשים מן המועד האחרון שבו טיפל באותו המטופל במערכת הציבורית. בכך תוגבל האפשרות של הסטת מטופלים למערכת הפרטית ויצומצם ניגוד העניינים של הרופאים.

- **חיזוק הרפואה הציבורית**

במסגרת התקציב לשנים 2015 ו-2016 ניתנו תוספות תקציביות משמעותיות לחיזוק הרפואה הציבורית ובכלל זאת: תכנית בסך 200 מיליון ש"ח למבחני תמיכה בבתי חולים ציבוריים לצורך עמידה ביעדי איכות ושירות; 100 מיליון ש"ח לתכנית לקיצור תורים; 100 מיליון ש"ח לתכנית לחיזוק חדרי המיון; 80 מיליון ש"ח לתמיכה באשפוזי בית על ידי קופות החולים; 60 מיליון ש"ח לחיזוק מערך הדימות; 50 מיליון ש"ח לתכנית למניעת זיהומים.

דיור

■ רקע ותיאור הבעיה

מתחילת שנת 2009 חל גידול מהיר במחירי הדיור, גידול המסתכם בעליית מחירים ראלית בשיעור של כ-77 אחוזים בתקופה זו. עליית מחירים זו נובעת ממחסור משמעותי בהיצע של יחידות דיור ומסביבת ריבית נמוכה המובילה למחיר נמוך ללקיחת הלוואות ולהפחתת האטרקטיביות של מסלולי חיסכון והשקעה אחרים בשוק ההון.

החל משנת 2007 עד ראשית 2012 הייתה מגמת עלייה בהיקף התחלות הבנייה הפרטית למגורים לעומת השנים שקדמו להן. מגמת העלייה נעצרה ב-2012, אולם עודנה נמצאת ברמה גבוהה מזו שהייתה במשק עד שנת 2010. גמר הבנייה למגורים נגזר מהיקף ההתחלות ומהיקף הביקושים בפועל. מאז השיא בשנת 1997 חלה ירידה רצופה בגמר הבנייה למגורים. משנת 2007 ניכרת מגמת עלייה בגמר הבנייה, אולם עלייה זו איננה מספקת ונוצר "פער" בין ההתחלות לגמר הבנייה, אשר נסגר רק בשנת 2014. כמו כן, ככל הנראה, העלייה אינה מחפה על הפער שנוצר בין הדירות החדשות אשר בנייתן נסתיימה לבין מספר הדירות הנדרשות, אשר נמדד לפי הגידול הטבעי באוכלוסייה.

התחלות וגמר בנייה – ממוצע שנתי
באלפים


התחלות בנייה
גמר בנייה
50
45
40
35
30
25
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

מקור: הלמ"ס

השגת היעד של הורדת מחירי הדיור דורשת קידום צעדי מדיניות ושינויים מבניים מהותיים בשוק הדיור. במחצית השנייה של שנת 2013 פעל צוות בין-משרדי בראשות הממונה על התקציבים לפתרון מצוקת הדיור באמצעות כלים להגדלת ההיצע (צוות 90 הימים). הצוות גיבש שורה של המלצות בתחומי הליכי התכנון, הסדרי הקניין לפדיון קרקע, הסכמי פיתוח ושיווק ומודל לדיור להשכרה. המלצות הצוות אומצו על ידי הממשלה בנובמבר 2013, ומאז פועלים משרדי הממשלה הנוגעים בדבר ליישום ההחלטות. בנוסף, בקבינט הדיור אשר החל לפעול עם הקמת הממשלה, התקבלה שורה של החלטות, המצטרפות להחלטות אשר ייושמו במסגרת התכנית הכלכלית לשנים 2015–2016. להלן סקירה קצרה של עיקרי המדיניות של הממשלה להגדלת היצע הדיור, אשר הוחל ביישומם במהלך השנים האחרונות, וחלקה ייושם במסגרת התכנית הכלכלית לשנים 2015–2016 :

■ **הקמת הותמ״ל (ועדה לתכניות מועדפות לדיור) והרפורמה בתכנון ובבנייה**

משך הזמן לקידום תכניות לבנייה בישראל הוא ארוך מאוד בהשוואה לנעשה בעולם, מה שמוביל לפגיעה בגמישות השוק להגיב לשינויים בביקושים לדירות לזמן רב וגורר עליות מחירים. כך, משך הזמן לקידום תכנית מפורטת המכילה יותר מ-20 יחידות דיור עומד על ארבע שנים וחצי בממוצע. בתכניות הכוללות למעלה מ-200 יחידות דיור זמן זה עומד על כשש שנים לפחות. בעקבות נתונים אלו הוחלט למקד את המאמץ בקידום תהליכים בתחום התכנון. הראשון שבהם הוא הרפורמה בתכנון ובבנייה שביצועה החל באוגוסט 2014. הרפורמה תוביל להעברת עומס רב מהוועדות המחוזיות לוועדות המקומיות, ותפנה את הוועדות המחוזיות לטיפול בתכניות הכוללות היקף רחב של יחידות דיור. הצעד השני הוא הקמת מוסד תכנון ארצי לדיור, עם קשב ממשלתי ברמה הגבוהה ביותר, בעל סמכויות רחבות לאישור מהיר ויעיל של תכניות, תוך מתן מענה למכלול התשתיות ולצורכי הרשויות המקומיות. המוסד רלוונטי לתכניות בקנה מידה גדול בעלות ישימות גבוהה בטווח הקצר והבינוני. עד עתה הופקדו בוותמ״ל תכניות בהיקף של כ-100 אלף יחידות דיור, והתכניות הראשונות צפויות להגיע לכדי אישור בשנת 2016.

■ **הסכמי-גג**

על מנת לאפשר שיווק ומתן היתרי בנייה מואצים של מתחמי מגורים משמעותיים ולתת מענה ניכר לתושבים החדשים ולרשות המקומית, אישרה הממשלה מסגרת לתכנית הסכמי-הגג הנחתמים עם רשויות מקומיות אשר בתחומן נבנות יחידות דיור רבות. במסגרת הסכמים אלו מתחייבת הרשות המקומית לקדם את התכניות למגורים בשטחה ולפתח את הקרקע בלוחות זמנים מוגדרים, לאפשר מתן היתרי בנייה בקצב מהיר, למול התחייבות ממשלתית לחבילה הכוללת סיוע בתקצוב תשתיות לבניה החדשה, מוסדות ציבור וחינוך בהתאם לקצב השיווק. הסכמים מסוג זה נחתמו עם עיריות מודיעין, קריית גת, קריית ביאליק ראש העין ורמלה. הסכמים נוספים צפויים להיחתם בשנה הקרובה עם מספר רשויות נוספות.

■ **תכנית מחיר למשתכן החדשה**

במקביל לצעדים המקודמים בצד ההיצע הוחלט על יישום תכנית מחיר למשתכן החדשה, אשר פועלת בצד הביקוש. כחלק מהמאמץ להקל על רוכשי דירה ראשונה, החליטה הממשלה כי כלל הקרקעות המשווקות על ידי המדינה בשנים 2015–2017, ישווקו בהנחה משמעותית שתוביל להנחה של כ-200 אלף ש״ח במחיר הסופי של הדירה. באזורי הפריפריה, שבהם ערך הקרקע נמוך והנחה במחיר הקרקע לא תוביל להנחה משמעותית במחיר הדירה, הוחלט כי יינתנו מענקים לרוכשים לצד מענק המסבסד את הוצאות הפיתוח של הקרקע, בסך של 80–100 אלף ש״ח, כתלות במחיר הקרקע. כלל השיווק יהיה עבור זכאים חסרי דירה.

שיווק בשיטת מחיר למשתכן משמעותו כי התחרות בין המציעים היא על מחיר הדירה הסופי (ההצעה הנמוכה ביותר זוכה) ולא על מחיר הקרקע (ההצעה הגבוהה זוכה). לצורך שיווק בהיקפים גדולים בשיטה זו נדרשה היערכות של משרד הבינוי ושל רשות מקרקעי ישראל. הוכן מפרט חדש אשר מהווה את סטנדרט המינימום של הדירה המוצעת ושונו נוהלי הזכאות, כך שכל מי שמוגדר כחסר דירה יוכל לגשת למכרז. נהלים אלו שונים מנוהלי השיווק בשיטת מחיר למשתכן בעבר, לפיהם הוגדרו תנאי סף לזכאות ועליהם קריטריונים שונים אשר מחזקים את הניקוד של הזכאי ומגדילים את סיכוייו לזכות בדירה.

שיווק בשיטה החדשה עשוי לסייע לחסרי דירה לרכוש דירה במחירים נמוכים ממחירי השוק הנוכחיים. הגדלת ההיצע המתוארת נחוצה גם כדי להתמודד עם הגידול הצפוי בביקוש לרכישת דירה.

■ שינויים בניהול המבנה הממשלתי של שוק הנדל״ן

עם הקמת הממשלה החדשה הוחלט כי יש צורך בריכוז ניהול הנדל״ן בממשלה בידי מספר מצומצם יותר של גורמים, על מנת להגביר את מקורות הסמכות והאחריות לטיפול במשבר הדיור. לפיכך, הם רוכזו תחת שר האוצר רשות מקרקעי ישראל ומנהל התכנון (במקביל אליו פועל שר הבינוי ותחתיו חברת ערים והחברות המשכנות). למנהל התכנון וועדות התכנון יש חשיבות רבה בטיפול בצד ההיצע. במקביל למעבר היחידה תוקנה החקיקה, כך ששר האוצר אמון על חוק התכנון והבנייה ושאר דברי החקיקה הכרוכים בניהול המערך התכנוני בארץ. בנוסף להעברת מערך התכנון הוקם תחת שר האוצר מטה מיוחד לענייני דיור. המטה ירכז, בין היתר, את פעילות הוועדה להרשאות תכנון ופיתוח, אשר תנהל את פעילות מתן הרשאות התכנון בין גופי הביצוע השונים בממשלה – רמ״י, משרד הבינוי, חברת ערים וחברת דירה להשכיר. ועדת ההרשאות התכנסה עד להקמת הוועדה החדשה ברשות מקרקעי ישראל אשר מבצעת גם תפקידי ייזום. ריכוז הוועדה בידי גורם שאינו יזם מטרתו להביא להקצאה יעילה יותר של משאב הקרקע. בנוסף, הוועדה אחראית לבחינה שוטפת של עלויות הפיתוח ולקביעת כללים אחידים בנושא. עד להקמת הוועדה החדשה היה נושא זה מבוזר בין הגופים השונים. באופן זה נוצר חוסר אחידות בין הפעולות השונות המאושרות בוועדות כפעולות פיתוח והעלויות המאושרות לביצוע. האחדת הוועדות תחת גורם חיצוני שחברים בו כלל הגורמים המבצעים, מטרתה להביא להקצאה יעילה יותר של תקציב הפיתוח.

■ פיתוח שוק שכירות ארוכת טווח

שוק הדיור בישראל מתאפיין בכך שכשני שלישים מהאוכלוסייה מתגוררים בדירות בבעלות הדיירים, וכשליש מתגוררים בשכירות. הרכב שוק זה אינו חריג ביחס לממוצע במדינות ה-OECD . עם זאת, בניגוד למדינות אלו קיים בישראל מחסור בפתרונות של שכירות מוסדית לטווח הארוך. במדינות ה-OECD, פתרונות כאלו כוללים אספקת שירותי דיור איכותיים המעניקים אופק מגורים ארוך טווח לדיירים המתגוררים בהם, ועל כן מהווים תחליף משמעותי למגורים בבעלות. בנוסף להיעדר שוק מוסדי, ניתן לראות כי מאז 2009 מחירי השכירות עלו בשיעור נמוך באופן ניכר משיעור העלייה של דירות לבעלות (כ-30 אחוזים לעומת 77 אחוזים, על פי נתוני מדד מחירי הדיור למול מדד מחירי הדירות של הלשכה המרכזית לסטטיסטיקה), מה שמסמל, בין היתר, את העדפת האוכלוסייה למוצר הדירות בבעלות.

החל משנת 2013 הושקעו מאמצים רבים בפיתוח שוק שכירות קונצרני ארוך טווח. זאת הן בצד המימוני, באמצעות הקצאת הקרקע בהנחה משמעותית, והן בצד הביצועי, באמצעות הקמת ועדת מכרזים בין- משרדית במשרד האוצר ולאחר מכן באמצעות הקמתה של חברה ממשלתית לקידום התחום בשם ״דירה להשכיר״. חברה זו מהווה זרוע ביצוע של הממשלה לצורך תכנון, ביצוע וקידום של פרויקטים המיועדים בין היתר לדיור להשכרה. בנוסף, בחוק התכנון והבנייה נקבעו תמריצים המעודדים הקמה של יחידות דיור בשכירות ארוכת טווח ביוזמה פרטית, ובחוק לעידוד השקעות הון שופרו התמריצים למקימי יחידות אלו.

בחוק להקמת הוועדה למתחמים מועדפים לדיור (הותמ״ל), נקבע כי עד 30 אחוזים מהיחידות בכל מתחם המוכרז על ידי הממשלה, שהליכי התכנון לגביו יקודמו באמצעות הותמ״ל, ייועדו להשכרה ארוכת טווח. עם התקדמות הליכי התכנון והאפשרות לממש את הבנייה בשטח, תשכלל חברת ״דירה להשכיר״, ככל שיידרש, בשיתוף עם משרד האוצר, את המודל הכלכלי להשכרה ארוכת טווח במתחמים אלו.

- **התחדשות עירונית**

ההתחדשות העירונית, בהיבט של הגדלת ההיצע, משמעותה הגדלת יחידות הדיור החדשות במתחמים ותיקים בציפוף נמוך. להגדלת היצע הדיור באמצעות התחדשות עירונית יתרונות רבים, היות שהיא מאופיינת בבנייה בעלויות תשתית נמוכות, בשמירה על השטחים הפתוחים ובהגדלת יעילות השימוש בקרקע, החשובה במיוחד על רקע המחסור בקרקע זמינה לבנייה. כמו כן, תכניות להתחדשות עירונית תורמות באופן משמעותי לרווחה החברתית של דיירי שכונות ותיקות, באמצעות שיפור תנאי המגורים והמרחבים הציבוריים.

על מנת להגדיל את היקף התכניות להתחדשות עירונית המגיעות לכדי מימוש, ובתוך כך להביא להגדלת היצע יחידות הדיור בכלל, החליטה הממשלה על הקמת רשות ממשלתית להתחדשות עירונית אשר תשמש כגורם יוזם ומניע לקידום תכניות להתחדשות העירונית. הצלחת הרשות תיבחן על פי מספר הפרויקטים שימומשו בעקבות פעולות הרשות, עקב התמחותה בתחום ההתחדשות העירונית. חוק המורה על הקמתה נידון בימים אלו בכנסת וההקמה צפויה להיות חלק מהתכנית הכלכלית לשנים 2015–2016.

במסגרת תפקידיה תפעל הרשות לאיתור מתחמים פוטנציאליים להתחדשות עירונית ולבניית כלים מקצועיים לקידום הנושא, הן למטרת הפחתת הסיכון היזמי שבתכניות אלו והן למתן כלים לסיוע בהתארגנות דיירים. הרשות תאמץ מודלים מוצלחים של קידום התחדשות עירונית המופעלים ברשויות המקומיות ותוכל לתמוך ברשויות ובוועדות התכנון שהן אמונות עליהן על מנת לקדם את הנושא. בנוסף, תפעל הרשות כגורם המתכלל את כלל הפעולות הממשלתיות בנושא ההתחדשות העירונית וכגורם מייעץ לממשלה בנושא.

- **פינוי מחנות צה״ל ותע״ש**

אחד הצעדים המרכזיים להגדלת היצע הדיור באזורי הביקוש הוא האצת פינוי מחנות צה״ל ומתחם תע״ש. לצורך האמור נחתמו הסכמים שיאפשרו את פינוי המחנות ושיווק יחידות דיור על השטח המתפנה. כך, ברבעון הראשון של שנת 2015 נחתם הסכם שוה״ם 3, לפיו יפנה הצבא כ-7,400 דונם שעליהם ייבנו כ-60 אלף יחידות דיור במתחמים אלו – שדה דב, מחנה צריפין, קרן הקריה בתל אביב, תל השומר, סירקין, צריפין, השלישות הראשית ועוד. ההסכם כולל תמריצים למערכת הביטחון להשלמת פינוי המחנות. כמו כן, נחתם הסכם לניהול העברת חברת תע״ש לנגב במקביל להליך ההפרטה שכלל גם תמריץ למערכת הביטחון. השלמת מהלכים אלו צפויה לאפשר הקמת עשרות אלפי יחידות דיור באזורי הביקוש בעשור הקרוב. במהלך השנים 2015–2016 צפוי קידום יישום הסכמים אלו, כך שהפינוי והבנייה יתנהלו בהתאם ללוחות הזמנים שנקבעו.

הסרת חסמים נלווים להגדלת היצע הדיור (פורום תכניות גדולות, נתיב לדירה וחמ״ל הדיור)

במסגרת איתור החסמים לקידום ולמימוש תכניות לדיור, נראה שישנם פרויקטים רבים אשר אינם מתקדמים בקצב הרצוי בשל חוסר תיאום בין משרדי הממשלה השונים. לדוגמה, מתחם מגורים הדורש עבודות פיתוח הנמצאות בתחומי האחריות של משרדי התחבורה ורשות המים, עשוי לדרוש אישורים ממשרדים כגון הגנת הסביבה או הביטחון והקמת מוסדות באחריות משרדי הרווחה והחינוך. כחלק מהמאמץ לסייע בהסרת חסמים אלו הוקם חמ״ל דיור, אשר מנוהל במשרד האוצר ומקבל החלטות על תקצוב הסרתם של חסמים לשיווק קרקעות כגון מפעלי ביוב, קווי מים, תשתיות תחבורה

ועתיקות. בנוסף, הוקם פורום תכניות גדולות אשר מטרתו לכנס את כלל גורמי הממשלה הרלוונטיים כדי להביא לקידום מהיר של תכניות משמעותיות למגורים. בפורום נדונות תכניות גדולות עם היזמים – רמ״י ומשרד השיכון – וכלל משרדי הממשלה הרלוונטיים – המשרד להגנת הסביבה, משרד התחבורה, רשות המים וכד׳. כמו כן נחתם הסכם ״נתיב לדירה״ שבמסגרתו יתוקצבו פתרונות תחבורתיים בסך של 4.5 מיליארד ש״ח, המהווים הסרת חסמים להיקף נרחב של יחידות דיור.

נושא ד – העלאת רמת הפריון והחדשנות

הפריון לשעת עבודה בישראל נמצא בשליש התחתון של מדינות ה-OECD ועומד על כשלושה רבעים מהפריון הממוצע לשעת עבודה במדינות אלה. משמעותו של פריון עבודה נמוך הוא שהשכר שניתן לשלם לעובד נמוך יותר וכתוצאה מכך רמת החיים נמוכה יותר. פריון עבודה נמוך יכול לנבוע בין היתר מהון אנושי שאינו מתאים לצורכי שוק העבודה, מתהליכי עבודה מיושנים, מחסמים לכניסת חדשנות, מביורוקרטיה מיותרת ומתשתיות פיזיות לקויות. התכנית הכלכלית כוללת צעדים במגוון תחומים להגדלת הפריון, לתמיכה בתעשייה ולקידום החדשנות.

- **חיבור מפעלים לגז טבעי**

בתחילת שנות האלפיים החלה התעשייה הישראלית לצרוך גז טבעי בכמויות משמעותיות המפחיתות צריכה של דלקים חלופיים. מגמת הצריכה של גז טבעי בקרב התעשייה הולכת וגדלה מדי שנה בשל מחירו הנמוך של הגז הטבעי, לצד היותו ידידותי יותר לסביבה.

כיום, מעל 80 אחוזים מצריכת הגז הטבעי, על יתרונה בהיבטי החיסכון האנרגטי, מרוכזת בידי מספר מצומצם של מפעלים גדולים. כניסת הגז הטבעי למפעלים בינוניים וקטנים נתקלת בחסמים רבים אשר מרביתם סטטוטוריים ורגולטוריים. חסמים אלה, מונעים את מימוש פוטנציאל החיסכון האנרגטי לתעשייה כתוצאה ממעבר מלא לצריכת גז טבעי בתעשייה, הנאמד בכ-500 עד 700 מיליון ש״ח בשנה, ופוגעים בכושר התחרותיות של מפעלים קטנים ובינוניים הן בזירה הבין-לאומית והן בשוק המקומי מול המפעלים הגדולים.

במסגרת התכנית הכלכלית מוצע לקדם מספר צעדים להסרת חסמים לחיבור המפעלים. במסגרת זאת, יקוצרו הליכי התכנון הנדרשים להנחת קווי רשת חלוקת הגז הטבעי וייבנה מודל רגולטורי חדש אשר יבטיח קבלת אישורים בטיחותיים לחיבור מפעלים באופן יעיל ומהיר על ידי גופים בודקים מקצועיים.

חדשנות

חדשנות היא מרכיב מפתח בהגדלת הפריון במשק ובשיפור התחרות של כלכלת ישראל. קיימת חשיבות רבה בשימור החדשנות והפריון הגבוה בענף ההיי-טק, שיש לו תרומה גבוהה לתוצר, לצמיחת המשק, לייצוא, לתעסוקה ולמשיכת השקעות זרות וכן בהשפעתו על ענפי משק נוספים (Spillover) כמו גם בהחדרת החדשנות וקידומה בענפים נוספים.

- **הרשות הלאומית לחדשנות**

בשני העשורים האחרונים הפכה ישראל למשק מוביל בחדשנות טכנולוגית ומחקר ופיתוח תעשייתיים. עם זאת, בשנים האחרונות מתחדדת ההכרה בחסמים ובאתגרים העומדים בפני התעשייה בכלל והתעשייה עתירת הידע בפרט. חסמים ואתגרים אלה יוצרים צורך בשינוי המדיניות בתחום. צורך זה גובר בשל העובדה שלאחר עשרים שנה שבהן המשימה העיקרית הייתה יצירה והצמחה של התעשייה, המשימות העתידיות מגוונות יותר. אלה כוללות שמירה על התחרותיות של התעשייה עתירת הידע, בד בבד עם חיבור חלקים נרחבים יותר במשק אל מנוע צמיחה זה. בהתאם לכך נדרש שינוי

ביכולות הממשלה לספק פתרונות לכשלי שוק הקיימים בחדשנות טכנולוגית בתעשייה. האמצעי לשינוי זה הוא הקמת רשות לאומית לחדשנות טכנולוגית בתעשייה, שתוכל לתת מענה מיטבי לאתגרים חדשים, תזהה הזדמנויות חדשות ותפעל לניצולן. זהו מודל חדשני של תאגיד ציבורי המסוגל לפעול לנוכח צורכי התעשייה במהירות וביעילות, תוך שמירה על איזונים ובלמים והקפדה על כך שמדיניות הרשות ואופן פעולתה ישרתו את המטרות הציבוריות המוגדרות בחוק לעידוד מחקר ופיתוח בתעשייה. האיזונים והבלמים שנקבעו מבטיחים שמירה על נאותות תהליכי קבלת ההחלטות ועל כך שלא תהיה חריגה ממטרות החוק. החוק להקמת הרשות אושר בכנסת במהלך יולי 2015 ובהמשך השנה יקודמו הצעדים הנדרשים על מנת להקימה בפועל. לרשות תהיה הגמישות המבנית הדרושה לשם יצירת כלי תמיכה חדשים ועדכון הכלים הקיימים, זאת לשם חיזוק החדשנות בתעשייה בישראל. הפעלה נכונה של מגוון כלי התמיכה צפויה להגביר את קצב צמיחת החדשנות בתעשייה, להגדיל את שיעור המועסקים בתחום, את הפריון בענפי התעשייה המסורתית ועוד. לכן, יש חשיבות רבה לקדם את הקמת הרשות כדי שתוכל לפעול ולקדם את הצמיחה.

- **תיקון חוק האנג'לים**

במסגרת חוק המדיניות הכלכלית לשנים 2011 ו-2012 חוקק חוק שמטרתו לעודד את התעשייה עתירת הידע בישראל באמצעות הגדלת השקעות פרטיות בחברות עתירות מחקר ופיתוח בשלבים הראשונים של צמיחתן, על ידי מתן הטבות מס למשקיעים שישקיעו בחברות אלה. על אף זאת, הקריטריונים הקיימים מייצרים עלויות עסקה גבוהות ואף יוצרים חוסר ודאות משמעותי למשקיעים, וכך החוק אינו מצליח למשוך משקיעים ולהביא להגדלת ההשקעות בחברות צעירות (חברות "סיד"). בעקבות כך בוצעו מספר שינויים בהגדרות ובקריטריונים הקיימים בחוק הנוכחי, והם צפויים להגביר את הוודאות למשקיעים ולהפחית את הסרבול לחברות. השינויים האמורים צפויים להפוך את החוק לבהיר ולאטרקטיבי יותר הן מבחינת המשקיע והן מבחינת החברה, ובכך להגדיל את ההשקעה בחברות הצעירות המהוות את עתיד התעשייה. יש לציין כי תיקונים אלה באים על רקע המשך המגמה של ירידה בהיקף המימון המופנה לחברות אלה. החוק נמצא בוועדת הכספים בהכנה לקריאה שנייה ושלישית ומתוכנן לעלות להצבעות בשנת 2015 כדי לשמור על רצף ההטבות וכדי לייצר תנאים תומכי צמיחה משנת 2016.

הקמת קרנות הון צמיחה לעסקים קטנים ובינוניים

במסגרת הצעת התקציב לשנים 2015–2016 יוקצו 225 מיליון ש"ח לסוכנות לעסקים קטנים ובינוניים במשרד הכלכלה להקמת שתי קרנות הון צמיחה אשר ישקיעו בפעילות ראלית של עסקים בעלי פוטנציאל צמיחה. הקרנות יוקמו במודל של קרנות Private Equity"" אשר ימונפו לכ-900 מיליון ש"ח. התקציב הממשלתי יהווה 25 אחוזים מסך הקרן. הקרן תנוהל על-ידי גורמי מקצוע בתחום אשר ינהלו את כספיה והשקעותיה של הקרן בהתאם לקריטריונים שנקבעו, באופן שיביא לביצוע השקעות איכותיות בחברות שאינן מסקטור ההיי-טק, הפיננסים או הנדל"ן, לצורך הרחבת הייצור הקיים, פיתוח מוצרים חדשים, כניסה לשווקים חדשים וכדומה.

רשות החשמל – שינוי מבני

ביום אישור תקציב המדינה בממשלה לשנים 2015–2016, ב-5 באוגוסט 2015, אישרה הממשלה את החלטה מס' 345 לגבי הקמת רשות חשמל מאוחדת. נכון להיום, סמכויות הרגולציה הנוגעות למשק החשמל נתונות למספר גורמים, ביניהם הרשות לשירותים ציבוריים-חשמל ומינהל החשמל שבמשרד התשתיות הלאומיות האנרגיה והמים. חוסר תיאום מספק בין הגורמים הללו, מגביר את אי-הוודאות לשחקנים בתחום החשמל ומוביל להקטנת מספר השחקנים ולפגיעה ברמת התחרות בשוק. על מנת לפתור בעיה זו, הוחלט להקים רשות חשמל אשר תאחד את הרשות לשירותים ציבוריים חשמל ואת מנהל החשמל. כמו כן, הוחלט על הסדרת חלוקת הסמכויות שבין שר התשתיות הלאומיות, האנרגיה והמים

והרשות המוקמת, כך שהשר יקבע את המדיניות במשק האנרגיה והרשות תעסוק ברגולציה, בתעריפים, בהסדרות וברישיונות. כמו כן הוחלט, כי הרשות תיוותר עצמאית בכל הקשור לקביעת התעריפים.

נושא ה – שיפור בהקצאת משאבים ציבוריים וצמצום פערים

הסדרת תחום המשאבים הטבעיים

- **ועדת "ששינסקי 2"**

משאבי הטבע המצויים בשטח מדינת ישראל נמצאים בבעלות הציבור והזכות להפקתם ניתנת לגורמים פרטיים באמצעות שטרי זיכיון ורישיונות. בהמשך לוועדת "ששינסקי 1", ביום 17 ביוני 2013 מונתה על ידי שר האוצר הוועדה לבחינת המדיניות לגבי חלק המדינה המתקבל בעד השימוש במשאבי טבע של גורמים פרטיים, למעט גז טבעי ונפט שנבחנו בוועדת "ששינסקי 1". הוועדה הורכבה מבכירים במשרדי הממשלה השונים: משרד האוצר, רשות המסים, בנק ישראל, המועצה הלאומית לכלכלה, משרד התשתיות הלאומיות, האנרגיה והמים, משרד הכלכלה, משרד המשפטים, המשרד להגנת הסביבה ורשות מקרקעי ישראל. ממצאי הוועדה העלו כי הציבור לא נהנה מחלק ראוי מהפירות אשר מניבים אוצרות הטבע שברשותו, לכן החליטה הוועדה לערוך שינויים במערכת הפיסקלית הקיימת. המלצות הוועדה הסופיות הוגשו לשר האוצר ופורסמו לציבור ביום ה-20 באוקטובר 2014. ההמלצה המרכזית של הוועדה היא החלת מיסוי רווחי היתר בשתי מדרגות (25 ו-42 אחוזים), זאת בנוסף לקביעת תמלוג אחיד לכל המחצבים בשיעור של 5 אחוזים. ההמלצות נכללות במסגרת חוק התכנית הכלכלית לשנים 2015–2016.

- **קק"ל**

קק"ל היא הבעלים של 2.5 מיליון דונם המנוהלים על ידי רשות מקרקעי ישראל. קרקעות אלו מהוות כ-23 אחוזים מהמקרקעין באיזורי הביקוש. קק"ל נהנית מהעברות שנתיות מרשות מקרקעי ישראל בגין הכנסות המקרקעין שבבעלותה בהיקף של כ-1.2 מיליארד ש"ח בממוצע בשנים האחרונות. במקביל, בשל עליית מחירי הדיור נדרשת הממשלה להשקעות עתק בתשתיות, בדגש על תחבורה ותשתיות מים וביוב, על מנת לאפשר שיווק קרקעות אלו. עד היום קק"ל כמעט ואיננה שותפה להוצאות אלו. על מנת לרתום את קק"ל להשקעה במיזמים לאומיים אלו, כך שיתאפשר שיווק של אלפי יחידות דיור נוספות בשנים הקרובות שיסייע במאמץ הממשלתי להגדלת ההיצע ולהורדת מחירי הדיור, הוחלט להקים ועדת תיאום בין הממשלה לקק"ל שתקבע את סדר העדיפויות להשקעות קק"ל במיזמים לאומיים. הסדר זה הוא הסדר הסכמי בין המדינה ובין קק"ל, שבו שותפה קק"ל באופן שווה לקבלת ההחלטות בגין הפרויקטים. אם לא יושגו הסכמות והיקף השקעות קק"ל במיזמים לאומיים יפחת מ-1 מיליארד ש"ח בשנת 2016 ומ-65 אחוזים מהכנסותיה השנתיות ממכירת מקרקעין בשנים הבאות, קק"ל תשלם מס בגין הכנסותיה למדינה (כיום קק"ל פטורה מכל מס), על מנת להבטיח את יכולת הממשלה להמשיך להשקיע בפרויקטים אלו. הפרויקטים שייבחרו יתוקצבו באמצעות תקציב המדינה. המהלך מבטיח המשך השקעה ממשלתית ניכרת בתשתיות הנדרשות לצורך הרחבת שיווק קרקע על ידי רשות מקרקעי ישראל בהיקפים משמעותיים בשנים הקרובות.

צמצום פערים חברתיים-כלכליים

- **תוספת לקצבת ילדים וחיסכון לכל ילד**

במסגרת תקציב המדינה לשנים 2015 ו-2016 הוחלט כי תינתן תוספת לקצבת הילדים. התוספת תינתן בהתאם למיקום הילד במשפחה. ילדים הממוקמים במקומות 1 ו-5 יקבלו תוספת של 10 ש"ח בחודש לקצבה ו-50 ש"ח

נוספים לחיסכון ארוך טווח, וילדים הממוקמים במקומות 2–4 יקבלו תוספת של 48 ש״ח בחודש לקצבה ו-50 ש״ח נוספים לחיסכון ארוך טווח.

החל משנת 2017 תחל לפעול תכנית של חיסכון לכל ילד והזכאות לה תחל ממאי 2015. במסגרת התכנית, עבור כל ילד שמשולמת בעדו קצבת ילדים, יעביר המוסד לביטוח לאומי סך של 50 ש״ח בכל חודש לחיסכון ארוך טווח עד הגיעו לגיל 18. על מנת להביא להפעלת החיסכון בשנת 2017, החליטה הממשלה על הקמת צוות בראשות הממונה על התקציבים באוצר, בהשתתפות סגן החשבת הכללית והמנהל הכללי של המוסד לביטוח לאומי, זאת לצורך גיבוש המלצות מקצועיות למודל תפעולי להעברה ולניהול החיסכון.

במהלך השנים 2017–2019 יופקדו לחשבונות החיסכון גם הסכומים בגין השנים 2015 (החל ממאי) ו-2016.

- **השלמת הכנסה לקשישים**

במסגרת תקציב 2016, הוחלט כי תינתן תוספת לקצבת השלמת הכנסה לקשישים, המיועדת לקשישים בעלי הכנסה נמוכה במיוחד. התוספת תינתן בהתאם להרכב המשפחתי ולמבנה הקצבה, סכומי התוספת משתנים כאמור בהתאם למבנה הקצבה. סכומי התוספת המקסימליים עומדים על עד 177 ש״ח בחודש ליחיד ועל 542 ש״ח בחודש לזוג, זאת בעלות כוללת של כ-580 מיליון ש״ח בשנה.

- **מדיניות דיפרנציאלית בחינוך וברווחה**

הרשויות המקומיות מופקדות על אספקת שירותים לתושבי המדינה, ובהם שירותים ממלכתיים כגון חינוך ורווחה. בהתאם לכך מעבירה המדינה לרשויות תקציבים עבור שירותי רווחה ושירותים תומכי חינוך (כגון שירותי עזר והסעות). על הרשות להשתתף בעלות זו בשיעורים של 25 אחוזים ברווחה וכ-15 אחוזים בחינוך.

שיעור השתתפות הרשות הוא לרוב אחיד ואינו מתחשב ביכולת הרשות להעמיד תקציב זה כנגד תקציב המדינה. זאת על אף הפערים הגדולים הקיימים בין הרשויות המקומיות ומקורות ההכנסה העצמיים שלהן (הנובעים בעיקרם משטחי הארנונה לעסקים בתחומי הרשויות).

לאור האמור, נקבע בהחלטת ממשלה מס׳ 361 מיום 5 באוגוסט 2015 על הקמת צוות בהשתתפות הממונה על התקציבים במשרד האוצר ויו״ר מרכז השלטון המקומי שיחליט על יישום מתווה מוסכם, אשר יתמוך בעיקרון של תגבור התקצוב בשירותי החינוך והרווחה ברשויות חלשות על חשבון רשויות חזקות. הוועדה תגבש מתווה מוסכם עד ליום 1 בנובמבר 2015. אם לא יגובש מתווה מוסכם, מוסמכים ראש הממשלה ושר האוצר לאשר את המתווה המפורט בהחלטה ולקבוע בו שינויים ככל הנדרש.

- **הטבות מס בפנסיה**

סך הטבות המס הניתנות לחיסכון הפנסיוני נאמד בסכום של כ-13.5 מיליארד ש״ח (לא כולל הטבה בעד דמי הביטוח הלאומי). 10.5 מיליארד ש״ח מתוכם ניתנים במועד ההפקדה. על הפקדת מעסיק ניתנת הטבת ניכוי מההכנסה, כלומר הפחתה מההכנסה החייבת של העובד, בגובה ההפרשה, עד לתקרה של 7.5 אחוזים מהשכר המבוטח המוגבל לשכר בגובה ארבע פעמים השכר הממוצע במשק (38,400 ש״ח נכון להיום). הטבה זו ניתנת בגובה המס השולי שאותו משלם הפרט.

נכון להיום, בשל תקרת ההטבה האמורה על הפקדת המעסיק, יותר מ-50 אחוזים מכלל הטבות המס הניתנות בשל הפקדת המעסיק ניתנות לעשירון העליון בישראל, היינו לעובדים ששכרם עולה על כ-19,000 ש״ח בחודש. על פי

נתוני הלמ"ס, אוכלוסייה זו מפנה חלק משמעותי מההכנסה לחיסכון גם ללא תמריצי מס, ולכן הטבת מס זו גם מגדילה את אי-השוויון וגם אינה נדרשת ליצירת תמריצים כלכליים נכונים.

אי לכך, מוצע להפחית את התקרה הקבועה ביחס למתן הטבת המס בשל הפקדת מעסיק מארבע פעמים השכר הממוצע במשק לשלוש פעמים השכר הממוצע במשק. כלומר, פרטים אשר השכר המבוטח שלהם גבוה משלוש פעמים השכר הממוצע, קרי כ-28,800 ש"ח, ישלמו מס הכנסה גם על הפרשת המעסיק בעד שכר מבוטח העולה על התקרה האמורה. יצוין כי לרוב, השכר המבוטח, קרי השכר שממנו מעסיק מפריש לביטוח פנסיוני, מהווה רק כ-80 אחוזים משכרו של העובד.

הצעת ההחלטה נועדה להפחית את הטבת המס ואת התמריץ לחיסכון שממנו נהנה העשירון העליון, רק על רכיב השכר המבוטח אשר עולה על שלוש פעמים השכר הממוצע במשק. הצעת החלטה זו אינה פוגעת כלל בעובדים השייכים לעשירונים 1–9. בנוסף, קבלת הצעה זו צפויה להגדיל את הכנסות המדינה בסך של כ-260 מיליון ש"ח בשנה הקרובה.

השינויים באופן הנגשת התקציב לציבור

- **ביאורים**

השנה חל שינוי בפירוט התקציב שיכלול ביאורים לחוק התקציב, כמפורט להלן:

- ניהול סיכונים ותחזיות – ביאורים באשר לניהול הסיכונים ותחזיות שנלקחו בחשבון בתקציב המדינה, באופן שיאפשר להבין בצורה טובה יותר נושאים שבהם פירוט התקציב מביא בחשבון ניהול סיכונים ותחזיות. מובן שאין אפשרות להציג ביאור מלא של כל המצבים הללו, שכן הדבר יחייב התייחסות לכל תרחיש אפשרי ולהסתברותו.
- נסיבות טכניות – ביאורים באשר למצבים שבהם תקציב מסוים אינו נכלל בסעיף המתאים לו מסיבות טכניות, דוגמת מקרים שבהם מימוש פרויקט שבאחריותו של משרד אחד ייעשה במימון של תקציב המוקצה למשרד אחר.

- **ניתוח מגדרי של הצעת תקציב המדינה**

החלטת ממשלה מס' 2084 מיום 7 באוקטובר 2014, שעניינה אימוץ המלצות הוועדה לבחינה מגדרית של תקציב המדינה בישראל, קובעת יישום הדרגתי של ניתוח מגדרי של תקציב המדינה והטמעת חשיבה מגדרית בתהליכי התקצוב על כלל תקציב המדינה בתוך ארבע שנים. במסגרת הצעת התקציב משרדי הממשלה מונחים לערוך ניתוח ראשוני של תקציבם ושל השימושים שלו ולפעול לגיבוש מדיניות וסדרי עדיפויות בהתבסס על הניתוח.

- **מעקב אחרי סך התחייבויות הממשלה בשנים הקרובות ("נומורטור")**

בשנה האחרונה החל משרד האוצר בתכנית עבודה שמטרתה לשפר את יכולת המעקב אחרי התחייבויות הממשלה בשנים הקרובות. בפרק התקציב הרב-שנתי בחוברת זו מוצגים נתונים שהצטברו במסגרת תכנית זאת.

הנתונים כוללים את תחזית הוצאות הממשלה בטווח הבינוני בחלוקה לרכיבי ההוצאה המרכזיים, תחזית הכנסות המדינה לשנים הבאות וכן פירוט של ההנחות אשר עמדו בבסיס בניית התחזיות.

- **הנגשה אינטראקטיבית של תקציב המדינה**

עם הגשת הצעת התקציב לשנים 2016-2015 העלה משרד האוצר לאוויר את מערכת "פיסקלי דיגיטלי".

המערכת מאפשרת לגולש לנתח את הצעת התקציב בחתכים מגוונים ולהשוות אותה לנתוני התקציב והביצוע של השנים הקודמות.

הצעת התקציב לשנות הכספים 2016–2015

מסגרות ההוצאה

- הצעת תקציב המדינה ברוטו לשנות הכספים 2016–2015, הכוללת את ההוצאה המותנית בהכנסה, מסתכמת בכ-410.6 מיליארד ש״ח בשנת הכספים 2015 ובכ-452.8 מיליארד ש״ח בשנת הכספים 2016.
- ההוצאה התקציבית לחישוב מגבלת ההוצאה בשנות הכספים 2016–2015 עומדת על כ-329.5 מיליארד ש״ח בשנת הכספים 2015 ועל כ-347.7 מיליארד ש״ח בשנת הכספים 2016 כולל תוספות חד-פעמיות ושינוי באופן רישום תשלומי המוסד לביטוח לאומי (בהתאם למפורט בפרק עיקרי השינויים בקצבאות המוסד לביטוח לאומי בחוברת זו).
- ההוצאה התקציבית לשנת הכספים 2015, כהגדרתה לחישוב מגבלת ההוצאה, גבוהה במונחים נומינליים בכ-4.4 אחוזים מההוצאה התקציבית לחישוב מגבלת ההוצאה לשנת 2014. גידול זה מורכב מתוספת של כ-8.4 מיליארד ש״ח כנגזרת של כלל ההוצאה, מהורדה של כ-0.7 מיליארד ש״ח בגין עדכון התקציב למחירי 2015 ומתוספת לבסיס התקציב של 6.3 מיליארד ש״ח בגין עלותם של ההסכמים הקואליציוניים שנחתמו ערב כינון הממשלה ה-34.
- ההוצאה התקציבית לשנת הכספים 2016, כהגדרתה לחישוב מגבלת ההוצאה, גבוהה במונחים נומינליים בכ-4.3 אחוזים מההוצאה התקציבית לחישוב מגבלת ההוצאה לשנת 2015. גידול זה מורכב מתוספת של כ-8.6 מיליארד ש״ח כנגזרת של כלל ההוצאה, מתוספת של כ-4.8 מיליארד ש״ח בגין עדכון התקציב למחירי 2016 ומתוספת חד-פעמית של כ- 0.8 מיליארד ש״ח. בנוסף מגבלת ההוצאה גדלה בין שנת 2015 לשנת 2016 ב- 3.85 מיליארד ש״ח כתוצאה משינוי אופן רישום תשלומי הביטוח הלאומי.

השינויים בהצעת התקציב

במונחים נומינליים ההוצאה התקציבית לחישוב מגבלת ההוצאה גדלה בשנות הכספים 2016–2015 ב-4.4 אחוזים וב-4.3 אחוזים בהתאמה. בניכוי התוספת החד-פעמית בתקציב 2016 התקציב לחישוב מגבלת ההוצאה לשנת 2016 גדל ב-4.1 אחוזים. בהתאם למדיניות הממשלה, עיקר הגידולים בתקציב המדינה לשנים 2016–2015 יהיו בתחומי הביטחון, החינוך, הבריאות, ביטחון הפנים, הרווחה והסיוע לניצולי השואה.

להלן עיקרי השינויים בהצעת התקציב לשנות הכספים 2016–2015 בהשוואה לשנה הקודמת:

הגידולים הבולטים בתקציב המדינה בשנים 2016–2015 נקבעו בהתאם לסדרי העדיפויות של הממשלה והם כוללים: גידול בתקציב משרד החינוך (בהיקף של כ-6.4 מיליארד ש״ח נטו בשנת הכספים 2016 לעומת שנת הכספים 2014); גידול בתקציב משרד הבריאות (בהיקף של כ-5.9 מיליארד ש״ח), גידול בהעברות לביטוח הלאומי (בהיקף של 3.3 מיליארד ש״ח) וגידול בתקציב הסיוע לניצולי השואה (ללא הגידול בסיוע הבא לידי ביטוי בתקציב הביטוח הלאומי) ובתקציב משרד הרווחה (בהיקף של כ-1.2 מיליארד ש״ח).

ההוצאה האזרחית לשנת הכספים 2015 תגדל בכ-1.4 אחוז בהשוואה לחוק התקציב לשנת 2014. ההוצאה האזרחית לשנת הכספים 2016 תגדל בכ-8.2 אחוזים בהשוואה לחוק התקציב לשנת 2015. הגידול התקציבי המצטבר בשנים 2016–2014, גבוה באופן ניכר מהגידול בהוצאה התקציבית לחישוב מגבלת ההוצאה בשנים 2016–2014.

הוצאות הצריכה הביטחונית לשנת הכספים 2015 תגדל בכ-13 אחוזים בהשוואה לחוק התקציב לשנת 2014. בשנת הכספים 2016 תקטן ההוצאה הביטחונית בשיעור של כ- 1.3 אחוז בהשוואה להצעת התקציב לשנת 2015. הגידול הגבוה בהוצאה הביטחונית בשנת הכספים 2015 מושפע ממתווה הקבינט לתקציב הביטחון ומהסכמים שונים עם המשרד וכן מגידול בהיקף של מעל מיליארד ש״ח בהוצאה מותנית בגין תוספות סיוע ייעודי לפיתוח ולהצטיידות בפרויקטים שונים.

תשלומי הריבית יעמדו בשנת הכספים 2015 על היקף נמוך בכמיליארד ש״ח בהשוואה לחוק התקציב לשנת 2014. בשנת 2016 יעמדו תשלומי הריבית על היקף הגבוה בכ-0.7 מיליארד ש״ח בהשוואה להצעת התקציב לשנת 2015. השמירה על היקף תשלומי ריבית דומה בין השנים ואף הקטנתו, מאפשרת העברת תקציבים מתוך הגידול המותר בהוצאה לשימושים אזרחיים.

תשלומי ההעברה והתמיכות יגדלו בשנת הכספים 2015 בשיעור של כ-9.8 אחוזים בהשוואה לחוק התקציב לשנת הכספים 2014. בשנת הכספים 2016 יגדלו תשלומי ההעברה והתמיכות בכ-4.2 אחוזים בהשוואה להצעת התקציב לשנת 2015 (בניכוי תיקון רישום הוצאות ביטוח לאומי כמוזכר לעיל). גידולי תקציב אלו גבוהים משמעותית מהגידול בהוצאה התקציבית לחישוב מגבלת ההוצאה בין השנים. הגידולים בתשלומי ההעברה והתמיכות בשנים 2014–2016 נובעים ממדיניות הממשלה בנוגע להגדלה של קצבאות הילדים, הקצבאות המשולמות על ידי הרשות לניצולי השואה, מתן תוספת טכנולוגיות ותרופות חדשות לסל שירותי הבריאות, רפורמה בבריאות הנפש, קיצור תורים בבתי חולים, חינוך חינם לילדים גילאי 3–4, קייטנות לתלמידי א-ד, תוספת שעות לבתי ספר חלשים, תשלום השלמת הכנסה לקשישים, הגדלת תקציב ההשכלה הגבוהה ומתן תוספות לתקציב התרבות.

השקעות ומתן האשראי יקטנו בשנת הכספים 2015 בשיעור של כ-4.3 אחוזים בהשוואה לחוק התקציב לשנת 2014. בשנת הכספים 2016 יגדלו תשלומי השקעות ומתן האשראי בכ-4.0 אחוזים בהשוואה להצעת התקציב לשנת 2015. הקיטון בתקציב ההשקעות בשנת 2015 כולל בתוכו קיטון משמעותי בהוצאות תחבורה הנובע משימוש במקורות מימון חוץ-תקציביים בדמות גיוס אג״ח ברכבת והעברת פרויקטים למימוש בשיטות – P.P.P וכן דחייה במועד פרסום מכרזים והאטה בקצבי הביצוע של פרויקטים בתחום הכבישים הבין-עירוניים ובתחום הרכבות הכבדות.

תשלומי הקרן (החזרי קרן ההלוואות), למעט החזרי קרן למוסד לביטוח לאומי, יקטנו בשנת הכספים 2015 בכ-37 אחוזים בהשוואה לחוק התקציב לשנת הכספים 2014. בשנת הכספים 2016 יגדלו תשלומי הקרן (החזרי קרן ההלוואות), למעט החזרי קרן למוסד לביטוח לאומי, בכ-42 אחוזים בהשוואה להצעת התקציב לשנת 2015. השינויים בתשלומי הקרן הם פועל יוצא של מבנה לוחות הסילוקין של החוב. תשלומים אלה אינם כלולים בחישוב הגירעון ובחישוב ההוצאה המותרת לפי חוק הפחתת הגירעון והגבלת ההוצאה התקציבית, התשנ״ב-1992.

ההוצאה ברוטו לפי סיווג כלכלי

באלפי ש"ח

		חוק מקורי לשנת 2014	ביצוע התקציב לשנת 2014	הצעת התקציב לשנת 2015	הצעת התקציב לשנת 2016
	הוצאה נטו	401,964,958	402,612,120	383,855,344	424,810,079
	הוצאה מותנית	22,440,677	24,601,088	26,781,314	28,005,907
	סך-הכול תקציב ברוטו (1+2)	**424,405,635**	**427,213,208**	**410,636,658**	**452,815,986**
.1	**סך-הכול הוצאות ומתן אשראי**	**338,402,635**	**338,738,197**	**356,314,658**	**375,694,986**
1.1	צריכה אזרחית	83,088,174	80,897,902	84,271,019	91,200,322
	שכר בארץ	52,782,262	53,557,431	54,308,115	58,446,955
	קניות בארץ	28,000,849	24,894,210	27,489,491	30,333,559
	שכר וקניות בחו"ל	2,305,063	2,446,261	2,473,413	2,419,808
1.2	צריכה ביטחונית	57,834,483	73,390,120	65,398,085	64,506,894
	שכר	27,569,867	25,546,434	28,141,751	29,782,109
	תשלומי העברה	2,574,286	2,508,517	2,614,380	2,710,132
	קניות	17,126,705	34,099,644	23,435,015	20,815,714
	קניות בחו"ל	10,055,266	10,473,750	10,514,189	10,514,189
	הוצאות חירום ותיאום הפעולות בשטחים	508,359	761,775	692,750	684,750
1.3	תשלומי העברה ותמיכות	113,047,425	113,469,218	124,077,101	133,156,098
	העברות לשכר מורים ולהשכלה הגבוהה	19,617,461	20,727,857	20,677,499	20,895,737
	העברות למוסד לביטוח לאומי	30,740,414	29,314,253	31,210,778	37,053,609

		חוק מקורי לשנת 2014	ביצוע התקציב לשנת 2014	הצעת התקציב לשנת 2015	הצעת התקציב לשנת 2016
	העברות למערכת הבריאות	20,570,919	22,126,105	25,213,703	25,969,845
	העברות ותמיכות שונות	34,024,131	33,412,283	38,946,392	41,303,657
	סובסידיה למוצרי יסוד ולאמצעי ייצור	8,094,500	7,888,720	8,028,729	7,933,250
1.4	השקעות ומתן אשראי	26,502,892	21,372,056	25,359,158	26,375,136
	השקעה ישירה	24,472,672	19,903,161	23,412,572	24,632,550
	מתן אשראי	2,030,220	1,468,895	1,946,586	1,742,586
1.5	תשלומי ריבית וסבסוד אשראי	39,762,276	38,995,893	38,712,239	39,424,564
	תשלומי ריבית בארץ	32,722,000	32,749,112	32,393,000	33,203,820
	סבסוד אשראי	17,276	591	16,239	15,564
	תשלומי ריבית בחו"ל	7,023,000	6,246,190	6,303,000	6,205,180
1.6	הוצאות שונות	10,859,000	10,613,008	11,067,289	11,693,000
	פירעון קרן לביטוח לאומי שונות	10,859,000	10,613,008	11,067,289	11,693,000
1.7	רזרבות	7,308,385		7,429,767	9,338,972
2	פירעון חובות קרן	86,003,000	88,475,011	54,322,000	77,121,000
	פירעון חובות בארץ	74,727,000	77,669,256	44,619,000	68,856,000
	פירעון חובות בחו"ל	11,276,000	10,805,755	9,703,000	8,265,000

ניתוח התפתחות ההוצאה התקציבית בשנות הכספים 2016-2006

פרק זה מציג ניתוח של התפתחות ההוצאה התקציבית בשנות הכספים 2016-2006 לפי תחומים עיקריים, דוגמת הביטחון והסדר הציבורי, חינוך, בריאות וכדומה. הניתוח מוצג בשני אופנים: הראשון מציג את השינוי הראלי בכל אחד מן התחומים לאורך זמן. השני מציג את השינוי בהתפלגות ההוצאה התקציבית, כלומר את השינוי בחלקו של כל תחום מתוך סך ההוצאה התקציבית. מהשוואה זו ניתן לראות אילו תחומי הוצאה הגדילו את חלקם היחסי בהוצאה התקציבית לאורך התקופה ואילו תחומי הוצאה הצטמצמו באופן יחסי ופינו מקורות בתוך מסגרת התקציב. שינויים אלה בהתפלגות התקציבית יכולים לנבוע משינויים בסדרי העדיפויות, אך גם מיצירת מנגנונים חוץ-תקציביים ומדינמיקות פנימיות בתוך התקציב המובילות להתנהגות שונה של כל רכיב הוצאה. דוגמה לדינמיקה מעין זו היא התפתחות ההוצאה לריבית. כך למשל, במקרה שסך החוב הממשלתי נותר ללא שינוי, אך שיעור הריבית בעת גיוס החוב יורד, סך ההוצאה לריבית קטנה וכתוצאה מכך חלה ירידה בחלקה של ההוצאה לריבית מתוך סך ההוצאה.

אמנם ההוצאה התקציבית מייצגת את עיקר מדיניות התקצוב של הממשלה, אך קיימות פעולות והוצאות נוספות, הממומנות על ידי הציבור, אשר אינן באות לידי ביטוי מלא בתקציב עצמו. לכן, על מנת לקבל תמונה מלאה של התפתחות ההוצאה הממשלתית יש להתייחס גם אליהן. ההוצאות הבולטות ביותר בהקשר זה הן הוצאות המוסד לביטוח לאומי וההוצאה על סל הבריאות, שאליהן נתייחס במהלך הניתוח של תחומי ההוצאה. אל פעולות אחרות של הממשלה שאינן באות לידי ביטוי מלא בהוצאה התקציבית נתייחס בקצרה בסוף הפרק.

התפתחות ההוצאה התקציבית לפי תחומי פעולה עיקריים

בשנים 2016-2006 גדלה ההוצאה התקציבית (ללא הוצאה מותנית בהכנסה) ב-29.6 אחוזים במונחים ראליים, גידול ראלי של 2.6 אחוזים בממוצע שנתי. כתוצאה מהירידה בחלקה של ההוצאה לריבית מסך התקציב, שנבעה מגידול נמוך יחסית בחוב הממשלתי וירידת שיעורי הריבית על החוב, סך ההוצאה התקציבית בניכוי הוצאות הריבית גדל בשנים אלה ב-38.7 אחוזים (גידול ראלי של 3.3 אחוזים בממוצע שנתי).

תחומי ההוצאה העיקריים בהצעת התקציב לשנת הכספים 2016 הם הביטחון והסדר הציבורי (המהווים כ-24.0 אחוזים מהתקציב; יצוין כי בישיבת הממשלה בה אושר התקציב הודיע ראש הממשלה כי בתקציב הביטחון לשנת 2016 יתכנו שינויים), החינוך והשכלה הגבוהה (בתוספת מדע, תרבות וספורט, כ-18.4 אחוזים), רווחה וביטחון סוציאלי (כ-13.2 אחוזים) ותשלומי ריבית (כ-11.5 אחוזים).

תחומי ההוצאה העיקריים שחלקם מתוך סך ההוצאה התקציבית גדל בעשור האחרון הם ההוצאה לחינוך ולהשכלה הגבוהה, שגדלה בשיעור שנתי ראלי ממוצע של 4.9 אחוזים (כתוצאה מכך חלקה של הוצאה זו בתקציב גדל ב-3.7 נקודות

האחוז מתוך התקציב); ההוצאה לבריאות, שגדלה בשיעור שנתי ראלי ממוצע של 4.9 אחוזים (גידול של 1.7 נקודת האחוז), ההוצאה על התחבורה, שגדלה בשיעור שנתי ראלי ממוצע של 3.3 אחוזים (גידול של 0.3 נקודת האחוז מתוך סך ההוצאה התקציבית). יצוין כי בתקציב 2015 ההשקעה בתחבורה נהנית גם מתוספת חוץ-תקציביות בהיקף של כ-1 מיליארד ש״ח כתוצאה מהנפקת אג״ח של הרכבת ובתקציב 2016 מתוספת בהיקף של כ-0.4 מיליארד ש״ח כתוצאה מהכנסות מקק״ל.

תחום הוצאה עיקרי שבו נרשמה ירידה הוא תשלומי הריבית שירדו בשיעור שנתי ראלי ממוצע של 0.9 אחוז, וכתוצאה מכך חלקם בתקציב הצטמצם באופן משמעותי (ירידה של 4.7 נקודות האחוז). ירידה זו נבעה משילוב של ירידה ניכרת ביחס החוב-תוצר לאורך העשור האחרון ומירידה בעלויות הגיוס. נקודה זו מדגישה את החשיבות של שמירה על מדיניות פיסקלית אחראית וממחישה כיצד מדיניות זו מפנה מקורות בתוך מסגרת התקציב להרחבת השירותים הציבוריים וההשקעות על חשבון נטל תשלומי הריבית (ראו הרחבה בהמשך הפרק).

יצוין כי החישובים המוצגים בפרק זה מתבססים על ההוצאה נטו, ולכן אינם לוקחים בחשבון את הוצאות המשרדים השונים המותנות בהכנסות ייעודיות. כך למשל, בשנים האחרונות נרשם הגידול בסיוע הביטחוני האמריקני כהוצאה מותנית בהכנסה, ולכן הגידול הכולל בהוצאה הביטחונית גדול מהגידול המופיע בהוצאה נטו.

ההוצאה התקציבית נטו בשנות הכספים 2016-2006 והתפלגות לפי תחומי הוצאה מרכזיים

תקציב מקורי, מיליארדי ש״ח, במחירים שוטפים

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	השינוי בנקודות אחוז בין 2006 ל-2016	השינוי המצטבר במונחים ראליים*
סך הכול הוצאה**	219.0	230.0	235.7	248.2	256.0	271.2	284.7	309.5	316.0	329.5	343.8		29.6%
התפלגות תחומי ההוצאה העיקריים מסך ההוצאה התקציבית													
הביטחון והסדר הציבורי	25.2%	26.9%	26.6%	24.7%	25.7%	24.9%	24.3%	24.0%	23.5%	25.0%	24.0%	-1.2%	23.2%
החינוך וההשכלה הגבוהה**	14.7%	14.4%	14.8%	15.4%	15.9%	16.2%	16.0%	17.2%	17.6%	18.6%	18.4%	3.7%	61.9%
הרווחה והביטחון סוציאלי	12.9%	12.9%	13.8%	14.4%	13.7%	14.2%	14.0%	13.4%	13.0%	13.0%	13.2%	0.3%	32.6%
התשתיות וענפי המשק	9.5%	9.0%	8.8%	9.2%	8.9%	9.0%	9.0%	9.7%	10.1%	8.5%	9.0%	-0.4%	23.9%
הבריאות	7.0%	7.1%	6.6%	6.6%	7.2%	7.4%	7.4%	7.5%	7.6%	8.4%	8.7%	1.7%	60.6%
משרדי המטה	6.2%	6.0%	6.0%	4.8%	4.8%	5.2%	5.0%	4.9%	4.6%	5.0%	4.6%	-1.6%	-4.3%
ריבית	16.2%	15.4%	14.6%	14.4%	14.8%	13.6%	13.5%	12.7%	12.6%	11.7%	11.5%	-4.7%	-8.4%
הוצאות אחרות***	8.4%	8.3%	8.7%	10.6%	9.0%	9.6%	10.7%	10.4%	11.0%	9.7%	10.8%	2.4%	66.6%
סה״כ הוצאה בניכוי ריבית	83.8%	84.6%	85.4%	85.6%	85.2%	86.4%	86.5%	87.3%	87.4%	88.3%	89.7%	5.9%	38.7%

* השינוי הראלי מחושב על בסיס השינוי במדד המחירים לצרכן ובכלל זה תחזיות לשנים 2016-2015.
** לצורך עקביות בהצגת הנתונים, הנתון המוצג לשנת 2016 הוא בניכוי השינוי הרישומי בהיקף של 3.85 מיליארד ש"ח.
*** סעיף זה כולל גם את תקציבי המדע, התרבות והספורט.
**** המרכיבים העיקריים בסעיף ההוצאות האחרות הם תשלומי הגמלאות האזרחיות של המדינה, הסדר קרנות הפנסיה ופירעון הקרן לביטוח הלאומי.

הערה: הנתונים המוצגים הם בהתאם לתקציב המקורי המוגש לכנסת. בפועל, סעיפים תקציביים שונים משתנים כתוצאה משינויים המתקבלים בכנסת, מהעברת עודפים משנה לשנה, מצרכים דחופים המתפתחים במהלך השנה וכיוצא בזה. דוגמה להוצאה העוברת שינויים תכופים יחסית היא ההוצאה לביטחון. לכן, התפלגות ההוצאה בפועל בכל שנה ושנה בתחומים השונים יכולה להיות שונה במידת מה מהמוצג בטבלה. עם זאת, השינויים המצטברים משקפים באופן סביר את ההתפתחויות לאורך זמן, וכתוצאה מכך – את סדרי העדיפויות התקציביים. בנוסף לכך, לצורך שמירה על עקביות, כל השינויים הראליים מחושבים בהתאם למדד המחירים לצרכן. בפועל, על מנת לבצע ניתוח מלא של השינוי הכמותי בכל תחום ותחום יש להשתמש במדדים שונים. לניתוח ממוקד של תחומי ההוצאה הספציפיים ראו את חוברות הצעת התקציב של המשרדים השונים.

בשנים 2016-2006 גדלו הוצאות המוסד לביטוח לאומי (ללא הוצאות תפעול וללא תשלומי מילואים) בשיעור ראלי מצטבר של כ-46 אחוזים, קצב שנתי של כ-3.8 אחוזים, גבוה בהרבה משל הגידול בהוצאה התקציבית שעמד בתקופה זו, כאמור, על 2.6 אחוזים. גם ההוצאה על סל הבריאות, שאינה מתבטאת באופן מלא במסגרת ההוצאה התקציבית, גדלה בתקופה זו בקצב מהיר של כ-4.2 אחוזים לשנה במונחים ראליים (בניכוי התוספת לתקצוב תחום בריאות הנפש החל משנת 2015 הגידול הוא בשיעור של 4.0 אחוזים).

השינוי הראלי המצטבר לפי תחומי הוצאה עיקריים בשנות הכספים 2016-2006


65%
55%
45%
35%
25%
15%
5%
-5%
-15%
61.9%
60.6%
38.7%
32.6%
23.9%
23.2%
-4.3%
-8.4%
51.0%
45.6%
הגידול הריאלי המצטבר של סך ההוצאה
חינוך והשכלה גבוהה
בריאות
סה"כ הוצאה בניכוי ריבית
רווחה וביטחון סוציאלי
תשתיות וענפי המשק
בטחון וסדר ציבורי*
משרדי מטה
ריבית
סל בריאות
ביטוח לאומי
הוצאה תקציבית

מקור: משרד האוצר
* לא כולל חלק מהתוספת התקציבית, הנובעת מהגידול בסיוע הביטחוני האמריקני. בנוסף לא כולל תוספות הניתנות במהלך השנה, להן יכולה להיות השפעה משמעותית על ההוצאה הביטחונית, בה קיימת שונות רבה.

פעולות ממשלתיות נוספות שאינן באות לידי ביטוי בהוצאה התקציבית

הטבות המס

תחום משמעותי שאינו מופיע באופן ישיר בהוצאה התקציבית, אך יש להתייחס אליו בניתוח המדיניות התקציבית וסדרי העדיפויות התקציביים הוא הטבות המס. הטבות המס מהוות מעין "סובסידיה", ולכן יש להתייחס אליהן בעת קביעת המדיניות הכלכלית וסדרי העדיפויות בתקציב כאל כל הוצאה תקציבית אחרת. רבות מהטבות המס באות לידי ביטוי בסיוע לתעשייה ולתעסוקה, למשל דרך החוק לעידוד השקעות הון או דרך זיכויי מס שונים המגדילים את השכר נטו, וכתוצאה מכך משפיעים על התמריצים לעבודה ומצמצמים את הוצאות השכר של המעסיקים (להרחבה בנושא הטבות המס ראו את הפרק על הכנסות המדינה ממסים).

פרויקטים משותפים עם הסקטור הפרטי (PPP) והוצאות עקיפות אחרות

פעולות רלוונטיות נוספות הן פרויקטים משותפים עם הסקטור הפרטי המשפיעים על סך ההשקעה הציבורית, על אף שאינם מופיעים באופן מלא בהוצאה התקציבית וכן מתן ערבויות לגופים שונים המהווה סבסוד לפעולותיהם. השקעות נוספות הנעשות שלא במסגרת תקציב המדינה הן השקעות הממומנות באופן ישיר על ידי הציבור. דוגמה לכך הן ההשקעות במשק החשמל והמים, הממומנות באופן חלקי או מלא דרך תעריפי המוצרים. כמו כן, פרק זה אינו עוסק בפעילות השלטון המקומי.

התפתחות ההוצאה הציבורית ומבט לשנים הבאות

הלשכה המרכזית לסטטיסטיקה מפרסמת את נתוני החשבונאות של הממשלה הרחבה הכוללים את כלל ההוצאות וההכנסות של המגזר הציבורי. זוהי תמונה רחבה יותר של ההתפתחויות הפיסקליות מזו המתקבלת מבחינת נתוני תקציב המדינה ומאפשרת, בין השאר, "מבט על" של ההתפתחויות לאורך זמן.

התפתחות מרכזית בשני העשורים האחרונים היא ירידה בחלקה של ההוצאה הציבורית ביחס לתוצר מרמות גבוהות של למעלה מ-50 אחוזים מהתוצר באמצע שנות התשעים לרמה של כ-40 אחוזים מהתוצר בשנים האחרונות (במקביל להפחתת נטל המס). מאז שנת 2010 נעצרה מגמת הירידה וההוצאה הציבורית נותרה ברמה דומה. ההוצאה האזרחית (ההוצאה הציבורית בניכוי ההוצאות לביטחון ולתשלומי ריבית) הצטמצמה אף היא בתקופה הראשונה, אך בעשור האחרון, מאז שנת 2005, חלקה בתוצר נותר ללא שינוי משמעותי.

כך, מאז שנת 2005 ירדה ההוצאה הציבורית ב-3.3 נקודות האחוז מ-43.4 אחוזי תוצר בשנת 2005 ל-40.1 אחוזי תוצר בשנת 2014 בעוד ההוצאה האזרחית נותרה דומה (עלייה קלה של 0.3 נקודת האחוז). משמעות תהליך זה הוא שהממשלה הצליחה בתקופה זו להפחית את סך הוצאותיה ואת נטל המס תוך שמירה על היקף השירותים הציבוריים ללא שינוי (אם כתוצאה ממדיניות מכוונת ואם כתוצאה מקושי של הממשלה בקידום צעדי התייעלות בתחומי ההוצאה האזרחית). תהליך זה התאפשר באמצעות פינוי מקורות מהוצאות הריבית בהיקף של 2.1 אחוזי תוצר ומהוצאות הביטחון בהיקף של 1.5 אחוז תוצר.

ואולם, במבט לעתיד מסתמן קושי להמשיך בתהליך דומה. הוצאות הריבית ירדו כתוצאה מירידה חדה בהיקף החוב הציבורי ביחס לתוצר ומירידת עלויות הגיוס לרמות שפל (כתוצאה מהשיפור ביציבות הפיסקלית ומירידת הריביות בעולם). מרבית הירידה בעלויות הגיוס מוצתה, ואילו קצב ירידת החוב הואט מאוד בשנים האחרונות כתוצאה מהקושי בהפחתת הגירעון. גם הירידה בהוצאות הביטחון נעצרה בשנים האחרונות והן נותרו כמעט ללא שינוי מאז שנת 2010.

שינויי כיוון אלה מדגישים את החשיבות של המשך הפחתת החוב הציבורי, קידום שינויים מבניים שיאפשרו את המשך הפחתת חלקן של הוצאות הביטחון בתקציב ואת מיקוד ההוצאות האזרחיות בהתאם לסדרי העדיפויות של הממשלה. בהיעדר המשך ירידה של יחס החוב-תוצר בשנים הבאות, ההוצאה לריבית, שפינתה מקורות תקציביים בהיקף של למעלה מ-20 מיליארד ש״ח ב-2014 לעומת 2005, תשנה כיוון ותחל לנגוס בתקציב על חשבון ההוצאות האזרחיות.

המשמעות של תהליך זה היא כפולה: הראשונה היא גידול בהוצאות הריבית על חשבון ההוצאה האזרחית ופגיעה בשירותים שהמדינה יכולה לספק. השנייה היא היווצרות לחץ נוסף על מגבלת הגידול של ההוצאה וקושי לעמוד בה. פריצת המגבלה תביא לפגיעה נוספת באמינות המדיניות הפיסקלית של הממשלה וחוזר חלילה.

יש להדגיש כי פגיעה ביציבות הפיסקלית ועליית ריביות תפגע ישירות גם בפעילות המגזר העסקי. ריביות הגיוס של הממשלה מהוות ״בנצ׳מרק״ לריביות הסקטור העסקי, ופגיעה ביציבות הפיסקלית משמעותה חוסר ודאות לכלל הפעילות במשק. בהתאם, היחלשות היציבות הפיסקלית תגרום לערעור הפעילות במגזר העסקי, לפגיעה בצמיחה, בהשקעות ובתעסוקה.

התפתחות רכיבים עיקריים בהוצאה הציבורית בשנים 2014-1995



הוצאה ציבורית
הוצאה אזרחית
ביטחון
ריבית
60%
50%
40%
30%
20%
10%
0%
50.6%
47.7%
43.4%
40.1%
36.1%
34.7%
31.2%
31.5%
8.4%
7.9%
7.5%
6.0%
6.1%
5.1%
4.7%
2.6%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014

מקור: למ״ס

תכנית התקציב הרב-שנתית

בשנת 2010 קבעה הממשלה יעד עבור יחס החוב-תוצר לסוף העשור אשר עומד על 60 אחוזים. בשנת 2014, במסגרת תיקון חוק הפחתת הגירעון והגבלת ההוצאה התקציבית התשנ"ב 1992- (להלן – "החוק"), החליטה הממשלה על יעד ארוך טווח ליחס חוב-תוצר העומד על 50 אחוזים.

לצורך עמידה ביעדים האמורים, על הממשלה להפחית את יחס החוב תוצר העומד, נכון לסוף שנת 2014, על כ-66.7 אחוזי תוצר. על מנת לבצע את ההפחתה האמורה, תידרש הממשלה לעמוד בשני הכללים הפיסקליים הקבועים בחוק כדלקמן:

- **כלל ראשון – תקרת הגירעון** – קובע את הגירעון המרבי שניתן לקבוע בעת אישור תקציב המדינה. הגירעון המרבי המותר מפורט בחוק במונחים של אחוזי תוצר. על פי החוק, התקרה לשנים הבאות עומדת על השיעורים שלהלן:

שנה	שיעור הגירעון כאחוז מהתוצר
2015	2.9
2016	2.9
2017	2.5
2018	2.25
2019	2.0
2020	1.75
2021 ואילך	1.5

- **כלל שני – מגבלת ההוצאה** – קובע את הגידול הראלי המרבי המותר בתקציב המדינה לעומת תקציב השנה הקודמת. על פי החוק, הגידול השנתי המותר מוגדר על פי נוסחה המורכבת מממוצע שיעור גידול האוכלוסייה בישראל בשלוש השנים שקדמו למועד הנחת חוק התקציב ושלגביהן פרסמה הלשכה המרכזית לסטטיסטיקה את שיעור גידול האוכלוסייה, בתוספת אחוז אחד כשהוא מוכפל ביחס שבין 50 אחוזים לבין יחס חוב-תוצר האחרון הידוע. בשנים 2015 ו-2016 עומד שיעור הגידול המותר על 2.66 אחוזים מהתקציב (שיעורי גידול ההוצאה המותרים החזויים לשנים 2017–2019 מופיעים בנספח המצורף לפרק זה).

יציבות פיסקלית ושמירה על אמינותה הפיסקלית של הממשלה הם תנאים הכרחיים ליציבותו הכלכלית של המשק ולכולתה של הממשלה להתמודד בהצלחה עם זעזועים כלכליים. בהתאם לכך, העמידה בכללים הפיסקליים הקבועים בחוק, אשר צפויה לאפשר את ההתכנסות ליעדי יחס החוב-תוצר, חיונית לאיתנותה ולחיזוקה של כלכלת ישראל.

על פי התחזיות הקיימות לגבי מחויבויותיה התקציביות של הממשלה ולגבי הכנסות המדינה לשנים 2017–2019, לצורך עמידה במגבלות הפיסקליות, תידרש הממשלה לבצע צעדי התאמה הן בצד ההוצאה והן בצד ההכנסה בהתאם למתואר בטבלה שלהלן, במיליארדי ש"ח.

	שנת 2017	שנת 2018	שנת 2019
סך הוצאות הממשלה	368.7	383.2	397.1
מגבלת ההוצאה המותרת על פי חוק	363.0	379.7	396.8
ההתאמות הנדרשות לצורך עמידה במגבלת ההוצאה	**5.7**	**3.5**	**0.3**
הוצאה לחישוב מגבלת הגירעון (הוצאה ללא אשראי)	362.7	379.4	396.5
תחזית הכנסות המדינה	322.7	338.2	354.5
הגירעון החזוי בהנחת התכנסות למגבלת ההוצאה	40.0	41.2	42.0
הגירעון המותר על פי החוק	31.2	29.6	27.7
סה"כ ההתאמות הנדרשות לצורך התכנסות לתקרת הגירעון הקבועה בחוק (בהנחת התכנסות למגבלת ההוצאה)	**8.7**	**11.6**	**14.3**
סה"כ ההתאמות הנדרשות לצורך עמידה במסגרות הפיסקליות*	**14.4**	**15.1**	**14.6**

*ההתאמות מתוארות ביחס לשנת 2016, קרי היקף ההתאמה הנדרש בשנת 2018 לוקח בחשבון כי לא בוצעה כל התאמה בשנת 2017 וזאת בהתאם למוסבר בגוף הפרק

על פי חוק הפחתת הגירעון והגבלת ההוצאה התקציבית ולנוכח התחזיות המקרו-כלכליות הנוכחיות, הגידול הנומינלי הממוצע המותר בתקציב המדינה בשנים 2017–2019 יעמוד על כ-16.4 מיליארד ש"ח, כך שתקציב המדינה צפוי לגדול מכ-347.7 מיליארד ש"ח בשנת 2016 לכ-396.8 מיליארד ש"ח בשנת 2019.

הוצאות הממשלה בשנים 2017–2019 מביאות בחשבון את כלל ההוצאות ההכרחיות שהממשלה מחויבת אליהן, בהן הוצאות הנובעות מחקיקה, מהחלטות ממשלה, מפסיקה ומהסכמים המחייבים את הממשלה על זרועותיה.

היקף הוצאות הממשלה בשנים 2017-2019, המוצג בפרק זה, מהווה את היקף המחויבויות הידועות, נכון למועד פרסום פרק זה, זאת בהנחה שבמהלך שנות התקציב הרלוונטיות לא יבוצעו שינויי מדיניות יזומים ו/או תוצאתיים לאירועים אקסוגניים. במילים אחרות, הנתונים מוצגים בהנחה שמרנית כי לא יתקבלו החלטות בעלות משמעות תקציבית נוספת בשנים הנידונות.

ללא שינויי מדיניות, הגידול הממוצע בהיקף מחויבויות הממשלה בשנים 2017–2019 עומד על כ-16.5 מיליארד ש"ח, כך שהיקף מחויבויות הממשלה צפוי לגדול מכ-347.7 מיליארד ש"ח בשנת 2016 לכ-397.1 מיליארד ש"ח בשנת 2019.

על מנת לעמוד במגבלת ההוצאה הקבועה בחוק תידרש הממשלה לבצע צעדי התכנסות בצד ההוצאה בהיקף של כ-5.7 מיליארד ש"ח בשנת 2017. לאחר ביצוע ההתאמה הנדרשת בשנת 2017, סך הוצאות הממשלה הצפויות בשנת 2018 יהיו נמוכות ממגבלת הוצאה המותרת בחוק בכ-2.2 מיליארד ש"ח ובשנת 2019 – בכ-5.4 מיליארד ש"ח.

צעדי ההתכנסות האפשריים בצד ההוצאה הם: הפחתה של מחויבויות הממשלה הצפויות להגדיל את הוצאותיה האזרחיות או הפחתה של מחויבויות הממשלה הצפויות להגדיל את הוצאותיה הביטחוניות (או שילוב בין השניים).

בנוסף לכך, ככל שהממשלה תקבע תקרת גירעון נמוכה יותר מהקבוע כיום בחוק ותפחית את יחס החוב-תוצר, כך נטל תשלומי הריבית בשנים הבאות יפחת באופן שיווצר חיסכון תקציבי אשר ימתן את הצורך בביצוע הפחתות בתקציבים האזרחיים או באלו הביטחוניים.

מעבר לצעדי ההתכנסות הנדרשים לצורך עמידה במגבלת ההוצאה, על מנת לעמוד בתקרת הגירעון הקבועה בחוק תידרש הממשלה לבצע צעדי התכנסות בצד ההכנסה או צעדי התכנסות נוספים בצד ההוצאה בהיקף של כ-8.7 מיליארד ש״ח בשנת 2017. בנוסף להתאמה הנדרשת בשנת 2017, תידרש בשנת 2018 התאמה נוספת לצורך התכנסות לתקרת הגירעון בהיקף של כ-2.9 מיליארד ש״ח, כך שסך ההתאמה הנדרשת בשנת 2018 לצורך התכנסות לתקרת הגירעון עומדת על כ-11.6 מיליארד ש״ח ביחס לשנת 2016.

בשנת 2019 תידרש התאמה בצד ההכנסה או צעדי התכנסות נוספים בצד ההוצאה בהיקף של כ-2.7 מיליארד מעבר להתאמות הנדרשות לשנים 2017 ו-2018, כך שסך ההתאמה הנדרשת לצורך התכנסות לתקרת הגירעון בשנת 2019 עומדת על כ-14.3 מיליארד ש״ח ביחס לשנת 2016.

צעדי ההתכנסות האפשריים בצד ההכנסה הם הרחבת בסיס המס, קרי ביטול של פטורים הקיימים במערכת המס או העלאה של שיעורי המס הקיימים.

הוצאות הממשלה בטווח הבינוני

	הוצאות לשנת 2017	הוצאות לשנת 2018	הוצאות לשנת 2019
סך הוצאות הממשלה	**368.7**	**383.2**	**397.1**
---------------------------	---------------	---------------	---------------
הביטחון והסדר הציבורי	76.2	79.3	82.0
השירותים החברתיים	156.0	163.4	171.2
תשתיות	24.3	25.7	26.8
ענפי המשק	10.1	10.0	9.8
משרדי המטה	17.0	17.7	17.8
החזרי חוב (ריבית וקרן בטל״א)	52.9	53.8	55.3
הוצאות אחרות	32.3	33.4	34.2
מגבלת ההוצאה המותרת על פי חוק	**363.0**	**379.7**	**396.8**
--			
-----	---------------	---------------	---------------
========	========	========	========
ההתאמות הנדרשות לצורך עמידה במגבלת ההוצאה	**5.7**	**3.5**	**0.3**

הביטחון והסדר הציבורי

- ההוצאה בתקציב המקורי לשנת 2016 על רכיב הביטחון והסדר הציבורי עומדת על כ-74.7 מיליארד ש״ח המהווים כ-21.5 אחוזים מסך ההוצאה.
- על פי היקף מחויבויות הממשלה הנוכחי, בין השנים 2016–2019 צפויה ההוצאה על הביטחון והסדר הציבורי לגדול בכ-7.2 מיליארד ש״ח, כך שבשנת 2019 היא תעמוד על כ- 82.0 מיליארד ש״ח אשר יהוו כ-20.6 אחוזים מסך ההוצאה הממשלתית (בכפוף להנחות המצוינות להלן).
- ההנחות לגבי עיקרי השינויים הצפויים ברכיב הוצאה זה
  - **תקציב משרד הביטחון** – עומד על 56 מיליארד ש״ח (לפני הצמדות) בהתאם להחלטת הממשלה מ-5 באוגוסט 2015 ולנוכח תהליכים לבחינת ההתאמות הנדרשות לתקציב הביטחון כמשתקף מהמלצות הוועדה לבחינת תקציב הביטחון (ועדת לוקר) ותר״ש ״גדעון״ של צה״ל.
  - **המשרד לביטחון הפנים** – בשל הגידול הטבעי באוכלוסיית מדינת ישראל ולשם עמידה ביעדי המשרד לביטחון הפנים וגופיו, הכוללים אכיפת ושמירת החוק, התמודדות עם תופעות פשיעה, כליאת והחזקת אסירים ועצירים

במשמורת נאותה, טיפול בתופעת המסתננים, טיפול באירועי חילוץ והצלה, העברת פעולות הדרכה והסברה בתחום הבטיחות באש ועוד – צפוי גידול בהוצאה התקציבית על ביטחון הפנים.

- הגידול בתקציב המשרד לביטחון הפנים כולל את תגבור כוחות משטרת ישראל בירושלים, גידול בתקציב אבטחת מוסדות חינוך, טיפול בתופעת המסתננים, תכנית רב-שנתית לתגבור מערך הכבאות ועוד. במסגרת ההחלטות התקציביות הקיימות, מניחים כי במהלך השנים 2019–2017 תינתן לנושא זה תוספת תקציבית ממוצעת של כ-0.45 מיליארד ש״ח בשנה (גידול במחירים שוטפים), כך שהתקציב השנתי של המשרד לביטחון הפנים וגופיו יגדל בכ-1.2 מיליארד ש״ח בתוך שלוש שנים.

השירותים החברתיים

- ההוצאה בתקציב המקורי לשנת 2016 על רכיב שירותים חברתיים עומדת על כ-142.1 מיליארד ש״ח המהווים כ-40.9 אחוזים מסך ההוצאה.
- על פי היקף מחויבויות הממשלה הנוכחי, בין השנים 2019–2016 צפויה ההוצאה על שירותים חברתיים לגדול בכ-29.1 מיליארד ש״ח, כך שבשנת 2019 היא תעמוד על כ- 171.2 מיליארד ש״ח המהווים כ-43.1 אחוזים מסך ההוצאה הממשלתית.
- להלן ההנחות לגבי עיקרי השינויים הצפויים ברכיב הוצאה זה:

- **גידול טבעי במספר התלמידים במערכת החינוך:** בשל הגידול במספר התלמידים בשנתון ועל מנת למנת לספק שירות לכל תלמיד במערכת החינוך, מניחים כי במהלך השנים 2019–2017 תינתן לנושא זה תוספת תקציבית ממוצעת של כ-0.8 מיליארד ש״ח בשנה, כך שהתקציב השנתי המופנה לנושא זה יגדל בכ-2.3 מיליארד ש״ח בתוך שלוש שנים.
- **גידול ראלי בסל הבריאות:** במסגרת חוק ביטוח בריאות ממלכתי משנת 1995, אזרחי מדינת ישראל זכאים לקבל סל שירותי בריאות הממומן משלושה מקורות: תשלום מס בריאות, השלמת עלות הסל מתקציב המדינה והשתתפות עצמית נורמטיבית (6.45 אחוזים). סל הבריאות מקודם לפי פרמטרים קבועים של מחירים, דמוגרפיה וטכנולוגיות. במסגרת ההחלטות התקציביות הקיימות, מניחים כי במהלך השנים 2019–2017 תינתן לנושא זה תוספת תקציבית ממוצעת של כ-0.65 מיליארד ש״ח בשנה, כך שהתקציב השנתי המופנה לנושא זה יגדל בכ-2.0 מיליארד ש״ח בתוך שלוש שנים.
- **גידול במקורות סל הבריאות במסגרת הרפורמה לבריאות הנפש:** במסגרת הרפורמה לבריאות הנפש, המעבירה את האחריות הביטוחית לקופות, נדרשת תוספת מקורות לסל הבריאות בהתאם להסכם שנחתם בשנת 2012. במסגרת ההחלטות התקציביות הקיימות, מניחים כי במהלך השנים 2019–2017 תינתן לנושא זה תוספת תקציבית ממוצעת של כ-0.1 מיליארד ש״ח בשנה, כך שהתקציב השנתי המופנה לנושא זה יגדל בכ-0.3 מיליארד ש״ח בתוך שלוש שנים.
- **גידול בהשתתפות המדינה בגביית הביטוח הלאומי:** בשל הגידול במספר המועסקים במשק ובשכר הממוצע ולפי חוק הביטוח הלאומי, גדל סכום דמי הביטוח הלאומי שנגבה מהציבור. לפי סעיף 32 לחוק, אוצר המדינה משתתף בגבייה של הביטוח הלאומי ובעקבות זאת צפוי גידול גם בהשתתפות המדינה. במסגרת ההחלטות התקציבית

הקיימות, מניחים כי במהלך השנים 2019–2017 תינתן לנושא זה תוספת תקציבית ממוצעת של כ-470 מיליוני ש״ח בשנה, כך שבשלוש השנים הקרובות תינתן לנושא זה תוספת תקציבית של כ-1,410 מיליון ש״ח. בנוסף, הצעת התקציב לשנים 2016–2015 כוללת החלטה בדבר מתן תוספת לקצבת הילדים וכן הפעלה של תכנית חיסכון לכל ילד. על כן, במהלך השנים 2019–2017 תינתן לנושאים אלו תוספת תקציבית ממוצעת בהיקף של כ- 2.7 מיליארד ש״ח בשנה, כך שבשלוש השנים הקרובות תינתן לנושא תוספת תקציבית של כ-8 מיליארד ש״ח.

- **גידול בקצבאות במימון אוצר המדינה והשתתפות במימון קצבאות לאוכלוסייה לא מבוטחת** – אוצר המדינה משלם, באמצעות המוסד לביטוח לאומי, קצבאות המשולמות מתוקף חוקים שאינם חוק הביטוח הלאומי. בשל הגידול באוכלוסיית הזכאים לקצבאות אלו, לפי הסכמים קיימים וחוקים שונים, בשנים 2019–2017 תינתן לנושא זה תוספת תקציבית ממוצעת של כ-0.25 מיליארד ש״ח בשנה, כך שהתקציב השנתי המופנה לנושא זה יגדל בכ-0.75 מיליארד ש״ח בתוך שלוש שנים.

תשתיות

- ההוצאה בתקציב המקורי לשנת 2016 על רכיב התשתיות עומדת על כ-21.2 מיליארד ש״ח המהווים כ-6.1 אחוזים מסך ההוצאה.
- על פי היקף מחויבויות הממשלה הנוכחי, בין השנים 2016–2019 צפויה ההוצאה על תשתיות לגדול בכ-5.6 מיליארד ש״ח, כך שבשנת 2019 היא תעמוד על כ- 26.8 מיליארד ש״ח המהווים כ-6.7 אחוזים מסך ההוצאה הממשלתית.
- להלן ההנחות לגבי עיקרי השינויים הצפויים ברכיב הוצאה זה :

- **גידול בקצב הביצוע של פרויקטים להסעת המונים:** שני פרויקטים עיקריים להסעת המונים נכנסים לשלב הביצוע העיקרי : השלוחות של הרכבת הקלה בירושלים והקו האדום של הרכבת הקלה בגוש דן. מניחים כי במהלך השנים 2019–2017 תינתן לנושא זה תוספת תקציבית ממוצעת של כ-0.4 מיליארד ש״ח בשנה, כך שהתקציב השנתי המופנה לנושא זה יגדל בכ-1.1 מיליארד ש״ח בתוך שלוש שנים.
- **גידול במתן סובסידיה להפעלת התחבורה הציבורית:** הגידול בתקציב נועד להתמודד עם הגידול הטבעי באוכלוסייה והגידול בתעסוקה וכן לצורך מתן סובסידיה להפעלת קווי רכבת נוספים שהקמתם תסתיים בשנים הקרובות. במסגרת ההחלטות התקציביות הקיימות, מניחים כי במהלך השנים 2019–2017 תינתן לנושא זה תוספת תקציבית ממוצעת של כ-0.2 מיליארד ש״ח בשנה, כך שהתקציב השנתי המופנה לנושא זה יגדל בכ-0.6 מיליארד ש״ח בתוך שלוש שנים.
- **שמירה על קצב הביצוע של פרויקטי הרכבות הכבדות:** במהלך השנים 2019–2015 מספר פרויקטים נכנסים לשלב הביצוע העיקרי במקביל להשלמת פרויקטים מתכנית הפיתוח הקודמת : חשמול תשתיות הרכבת, רכש ציוד נייד חשמלי, שדרוג מערכת הבטיחות ופיתוח מתחמי תחזוקה רכבתיים. על כן, בשל שימוש במקורות חוץ-תקציביים למימון פרויקטי פיתוח של חברת רכבת ישראל, במסגרת ההחלטות התקציביות הקיימות, מניחים כי התקציבים בגין הנושא יופחתו בממוצע 33 מיליון ש״ח בשנה, כך שהתקציב המופנה לנושא זה יקטן בכ-100 מיליון ש״ח בתוך שלוש שנים.

ענפי המשק

- ההוצאה בתקציב המקורי לשנת 2016 על רכיב ענפי המשק עומדת על כ-9.7 מיליארד ש״ח המהווים כ-2.8 אחוזים מסך ההוצאה.
- על פי היקף מחויבויות הממשלה הנוכחי, מניחים כי בין השנים 2016–2019 צפויה ההוצאה על ענפי משק להישאר זהה בקירוב, כך שבשנת 2019 היקפה יהווה כ-2.5 אחוזים מסך ההוצאה הממשלתית.

משרדי המטה

- ההוצאה בתקציב המקורי לשנת 2016 על רכיב משרדי מטה עומדת על כ-16.4 מיליארד ש״ח המהווים כ-4.7 אחוזים מסך ההוצאה.
- על פי היקף מחויבויות הממשלה הנוכחי, מניחים בין השנים 2016–2019 צפויה ההוצאה על משרדי המטה לגדול בכ-1.4 מיליארד ש״ח, כך שבשנת 2019 היא תעמוד על כ-17.8 מיליארד ש״ח המהווים כ-4.5 אחוזים מסך ההוצאה הממשלתית.

החזרי חוב (ריבית וקרן בטל״א)

- ההוצאה בתקציב המקורי לשנת 2016 על רכיב החזרי חוב (ריבית וקרן בטל״א) עומדת על 51.1 מיליארד ש״ח המהווים כ-14.7 אחוזים מסך ההוצאה.
- על פי היקף מחויבויות הממשלה הנוכחי, בין השנים 2016–2019 צפויה ההוצאה על החזרי חוב (ריבית וקרן בטל״א) לגדול בכ-4.2 מיליארד ש״ח, כך שבשנת 2019 היא תעמוד על כ-55.2 מיליארד ש״ח אשר יהוו כ-13.9 אחוזים מסך ההוצאה הממשלתית.
- להלן עיקרי השינויים הצפויים ברכיב הוצאה זה:
  - **גידול צפוי בתשלומי הריבית:** על פי התחזיות המקרו-כלכליות הנוכחיות ונוכח הגירעון המותר של הממשלה בשנים הקרובות, צפוי גידול בתשלומי הריבית בחמש השנים. מניחים כי במהלך השנים 2017–2019 היקף המחויבויות החזוי נכון למועד זה יגדל בכ-0.5 מילארד ש״ח בממוצע בשנה, כך שהתקציב השנתי המופנה לנושא זה יגדל בכ-1.5 מיליארד ש״ח בתוך שלוש שנים
  - **גידול בלוח הסילוקין של החזר חוב המדינה למוסד לביטוח הלאומי:** על פי לוח הסילוקין הקיים צפוי בחמש השנים הבאות גידול בהחזר החוב של המדינה למוסד לבטוח הלאומי. במהלך השנים 2017–2019 תינתן לנושא זה תוספת תקציבית ממוצעת של כ-0.9 מיליארד ש״ח בשנה, כך שהתקציב השנתי המופנה לנושא זה יגדל בכ-2.7 מיליארד ש״ח בתוך שלוש שנים.

הוצאות אחרות

- ההוצאה בתקציב המקורי לשנת 2016 על רכיב הוצאות אחרות עמדה על כ-32.5 מיליארד ש״ח אשר היוו כ-9.4 אחוזים מסך ההוצאה.
- על פי היקף מחויבויות הממשלה הנוכחי, בין השנים 2016–2019 צפויה ההוצאה על הוצאות אחרות לגדול בכ-1.6 מיליארד ש״ח, כך שבשנת 2019 היא תעמוד על כ-34.2 מיליארד ש״ח אשר יהוו כ-8.6 אחוזים מסך ההוצאה הממשלתית.
- להלן עיקרי השינויים הצפויים ברכיב הוצאה זה:
  - **הסדר תשלום לקרנות הפנסיה הוותיקות:** בהתאם להסכם עם המדינה ולוח סילוקין שקבעה הממונה על שוק ההון, מניחים כי במהלך השנים 2017–2019 תינתן לנושא זה תוספת ממוצעת של כ-0.3 מיליארד ש״ח בשנה, כך שהתקציב השנתי המופנה לנושא זה יגדל בכ-0.9 מיליארד ש״ח בתוך שלוש שנים.
  - **גידול במספר הפורשים על פני פטירת גמלאים:** מניחים כי במהלך השנים 2017–2019 תינתן לנושא זה תוספת ממוצעת של כ-0.25 מיליארד ש״ח בשנה, כך שהתקציב השנתי המופנה לנושא זה יגדל בכ-0.75 מיליארד ש״ח בתוך שלוש שנים.

התפתחות רכיבי ההוצאה התקציבית המרכזיים כאחוז מהתקציב

הביטחון הציבורי


23.0%
22.5%
22.0%
21.5%
21.0%
20.5%
20.0%
19.5%
19.0%
18.5%
18.0%
2015
2016
2017
2018
2019

השירותים החברתיים


44.0%
43.0%
42.0%
41.0%
40.0%
39.0%
38.0%
2015
2016
2017
2018
2019

החזרי חוב (ריבית וקרן בטל"א)


15.5%
15.0%
14.5%
14.0%
13.5%
13.0%
2015
2016
2017
2018
2019

הכנסות הממשלה בטווח הבינוני

התחזית המוצגת נערכה במארס 2015 ועודכנה ביוני ובספטמבר 2015.

מתודולוגיית עריכת התחזית

- התחזית להכנסות הממשלה לשנים 2015–2019 נערכה בשני שלבים כדלקמן :

התחזית לשנתיים הראשונות בוצעה באמצעות מודלים אקונומטריים הקושרים בין הכנסות הממשלה למגוון משתנים כלכליים (כגון צמיחה, תעסוקה, שערי חליפין ומחירים).

- התחזית לשנים 2017–2019 מבוססת על תרחיש מרכזי המשקף את פוטנציאל הצמיחה של המשק בטווח הבינוני, תוך הנחה לגבי גמישות ההכנסות ממסים והנחות אחרות ביחס לצמיחה.

לגבי השנים 2017–2019 מניחים כי כלכלת ישראל תצמח בקצב של 3 אחוזים. האינפלציה בטווח הבינוני צפויה להתכנס למרכז היעד הממשלתי (1 עד 3 אחוזים לשנה). האוכלוסייה צפויה לגדול על פי תחזית הלמ״ס לאחר שזו תוקנה כלפי מעלה בהתאם להתפתחויות בשנים האחרונות.

להלן ריכוז ההנחות בתחזית ההכנסות :

הנחות עיקריות, שיעורי שינוי שנתיים

	צמיחה	מחירי התוצר	אינפלציה
2017	3.0%	1.7%	1.5%
2018	3.0%	2.2%	2.0%
2019	3.0%	2.2%	2.0%

בשנים 2017–2019 צפויות ההכנסות ממסים ומאגרות (בניכוי הכנסות בעלות אופי חד-פעמי) לעלות בהתאם לקצב הצמיחה, בהנחת גמישות גבוהה מעט מיחידתית, ומנגד צפויות ההכנסות האחרות לשמור על רמתן, לכן משקלן יקטן באחוזי תוצר. לצורך חישוב גדלים נומינליים, הכנסות ממסים ואגרות מקודמות באמצעות שילוב של מדד המחירים לצרכן ומחירי התוצר (במשקל שווה).

הגבייה הצפויה בטווח הבינוני-ארוך (מיליארדי ש״ח)

	2017 תרחיש מרכזי	2018 תרחיש מרכזי	2019 תרחיש מרכזי
הכנסות ממסים*	288.9	304.4	320.6
הכנסות אחרות*	33.8	33.8	33.8
סך ההכנסות	322.7	338.2	354.4
תוצר נומינלי	1,244	1,310	1,379

* התחזית כוללת את הכנסות המדינה מהפקת הגז בשני ערוצים: הכנסות ממס חברות רגיל ותמלוגים. הכנסות מכוח חוק מיסוי רווחי נפט עתידות להיות מופנות לקרן הון ריבונית. העברות מהקרן לצורך מימון הוצאה ממשלתית בתקופה זו צפויות להיות מצומצמות מאוד (עד 250 מיליון ש״ח במצטבר).

הצפי להכנסות המדינה לשנים 2019–2015 בוצע כאמור בשני שלבים: השלב הראשון כלל אמידת תחזית אקונומטרית להכנסות הממשלה בשנים 2019–2015 באמצעות שני מודלים:

- מודל לחיזוי הכנסות הממשלה ממסים ואגרות.
- מודל לחיזוי ההכנסות האחרות של הממשלה.

כל המודלים משתמשים במאגר נתונים משותף, מניחים הנחות דומות ומתבססים על צפי אחיד לסביבת המקרו, תוך שינויים והתאמות כנדרש במקרים של הרעה משמעותית במצב הביטחוני, שינויים דרמטיים בסביבה הכלכלית המקומית ו/או העולמית ובמקרים של שינויי חקיקה שהיו ידועים במועד ביצוע התחזית. הצפי להכנסות המובא בסעיף הבא מניח כי מדיניות המס לא תשתנה.

נטל המס

נטל המס הממשלתי, הוא משקל סך הכנסות המדינה ממסים ומאגרות בתמ״ג, שעמד על כ-22.8 אחוזי תוצר בשנת 2013, עלה ל-23.3 אחוזי תוצר בשנת 2014 והוא לא צפוי להשתנות מהותית בטווח הקצר-בינוני (ראה תרשים להלן).

התפתחות נטל המס הושפעה משינויים תכופים במדיניות המיסוי – שיעורי המס היו במגמת ירידה בשנים 2009–2003 ומשנת 2010 התהפכה המגמה. כמו כן, הגבייה בשנים 2015–2012 הושפעה מהכנסות בעלות אופי חד-פעמי הנובעות משינוי התנהגות בעקבות צעדי מדיניות ורווחי הון ובעקבות מכירת חברות גדולות. בנוסף, נטל המס מושפע מפער התוצר (מחזורי העסקים במשק להערכתנו, הפעילות הכלכלית בישראל היום קרובה לפוטנציאל (בטווח הקצר) אומדן לפער תוצר בישראל נכון לרבעון השני של 2015 עומד על -0.9 אחוז, לכן הדבר לא ישפיע על נטל המס בשנים הקרובות.

נטל המס ותקבולי הכנסות אחרות בשנים 2014–2000 ותחזית לשנים 2019–2015

(הכנסות המדינה כ-% מהתמ״ג)

תחזית ההכנסות האחרות כוללת עלייה בהיקף של כ-0.3 אחוז תוצר משנת 2016 ואילך לנוכח תיקון אופן רישום גירעון הביטוח הלאומי.


הכנסות אחרות ■ נטל המס ■
33%
31%
29%
27%
25%
23%
21%
19%
17%
15%
5.1%
5.1%
4.5%
4.4%
3.4%
3.2%
2.9%
2.8%
2.7%
2.6%
2.6%
2.9%
2.7%
2.6%
2.5%
25.2%
25.9%
25.9%
23.6%
21.7%
22.3%
22.6%
21.8%
22.8%
23.3%
23.5%
23.3%
23.2%
23.2%
23.3%
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

מחירי התקציב

- בנוסף לגידולים הראליים בתקציב המדינה, חלק ניכר מהגידול בסך התחייבויות הממשלה נובע מהצמדת התקציב למקדמי התקציב. מקדמי התקציב העיקריים הם : השכר הממשלתי, מטבע החוץ (דולר ויורו), השכר הממוצע במשק, שכר המורים ומדד הצמדת הגמלאות.
- מקדם השכר הממשלתי נקבע בשנים הראשונות של התחזית בהסתמך על הסכמי השכר הידועים וביתר שנות התחזית – בהסתמך על הנחת גידול בשכר עובדי המדינה בהתאם לאמידה הלוקחת בחשבון את שיעורי השינוי ההיסטוריים במדדי השכר תוך התאמתם לקצב עליית מדדי המחירים השונים בשנים האחרונות והצפי להתפתחויות הכלכליות בארץ ובעולם.

סיכום תכנית התקציב הרב-שנתית לשנים 2019–2017

(במיליארדי ש"ח)

שנה	2017	2018	2019
סך הוצאות הממשלה	368.7	383.2	397.1
---------------------------	---------------	---------------	---------------
הביטחון והסדר הציבורי	76.2	79.3	82.0
השירותים החברתיים	156.0	163.4	171.2
תשתיות	24.3	25.7	26.8
ענפי המשק	10.1	10.0	9.8
משרדי המטה	17.0	17.7	17.8
החזרי חוב (ריבית וקרן בטל"א)	52.9	53.8	55.3
הוצאות אחרות	32.3	33.4	34.2
מגבלת ההוצאה המותרת על פי חוק	363.0	379.7	396.8
--	---------------	---------------	---------------
========	========	========	========
ההתאמות הנדרשות לצורך עמידה במגבלת ההוצאה	5.7	3.5	0.3
--	---------------	---------------	---------------
הוצאות אשראי	0.3	0.3	0.3
--	---------------	---------------	---------------
הוצאה לחישוב מגבלת הגירעון	362.7	379.4	396.5
סה"כ ההכנסות	322.7	338.2	354.5
--	---------------	---------------	---------------
ההכנסות ממסים	288.9	304.4	320.6
הכנסות אחרות	33.8	33.8	33.8
--	---------------	---------------	---------------
גירעון חיזוי במסגרת התכנסות למגבלת ההוצאה	40.0	41.2	42.0
גירעון מותר	31.2	29.6	27.7
--	---------------	---------------	---------------
========	========	========	========
צעדי ההתכנסות הנדרשים לצורך עמידה בתקרת הגירעון	8.7	11.6	14.3
--	---------------	---------------	---------------
========	========	========	========
סה"כ צעדי התכנסות נדרשים	14.4	15.1	14.6
גירעון מותר באחוזי תוצר	2.5%	2.25%	2.0%

נספח – חישוב מגבלת ההוצאה

1. נוסחת החוק

$$\text{שיעור הגידול בתקציב} = \frac{50\%}{\text{יחס חוב/תוצר}} + \text{ממוצע גידול האוכלוסייה בשלוש השנים הקודמות}$$

2. תחזית שיעור הגידול המותר בהוצאה הממשלתית :

שנה	שיעור גידול האוכלוסייה	שיעור הגידול הראלי המותר בתקציב	תחזית מדד מחירים ממוצע*
2011	1.84%		
2012	1.89%		
2013	1.88%		
2014	1.99%		
2015	1.70%	2.66%	-0.2%
2016	1.70%	2.66%	1.4%
2017	1.70%	2.61%	2.0%
2018	1.70%	2.56%	2.0%
2019	1.70%	2.48%	2.0%

* התחזית נכונה למועד גיבוש התקציב בחודש יולי 2015.

הגירעון ומימונו לשנות הכספים 2016-2015

ההוצאות וההכנסות לחישוב הגירעון

- ההוצאה התקציבית לחישוב תקרת הגירעון עומדת בשנת הכספים 2015 על כ- 329.0 מיליארד ש"ח ועל כ- 347.3 מיליארד ש"ח בשנת הכספים 2016.
- תחזית ההכנסות והמענקים לשנת הכספים 2015 עומדת על כ-297.6 מיליארד ש"ח ועל כ- 312.3 מיליארד ש"ח בשנת הכספים 2016.

פירוט תחזית הכנסות המדינה ממסים מופיע בפרק תחזית הכנסות המדינה ממסים לשנות הכספים 2015 ו- 2016 בחוברת זו.

הגירעון בתקציב המדינה

הגירעון הכולל ללא אשראי בשנת הכספים 2015 צפוי להסתכם בכ-31.4 מיליארד ש"ח, המהווים כ-2.8% תוצר, זאת בהתבסס על הנחת צמיחה של 2.6% (התוצר החזוי לשנת 2015 הוא כ-1,141.1 מיליארד ש"ח).

הגירעון הכולל (לרבות אשראי נטו) בשנת הכספים 2015 צפוי לעמוד על כ-25.8 מיליארד ש"ח, המהווים כ-2.3% תוצר.

הגירעון הכולל ללא אשראי בשנת הכספים 2016 צפוי להסתכם בכ-35.0 מיליארד ש"ח, המהווים כ-2.9% תוצר, זאת בהתבסס על הנחת צמיחה של 2.9% (התוצר החזוי לשנת 2016 הוא כ-1,187.7 מיליארד ש"ח).

הגירעון הכולל (לרבות אשראי נטו) בשנת הכספים 2016 צפוי לעמוד על כ-31.2 מיליארד ש"ח, המהווים כ-2.6% תוצר.

מימון הגירעון הכולל בשנות הכספים 2016-2015

במיליארדי ש"ח

המקורות למימון	סך ב-2015	סך ב-2016
הכנסות ממכירת קרקעות	0.4	0
הפרטות	0	2.3
הלוואות מחו"ל (נטו)	(4.1)	2.7
מִלוות מהציבור (נטו)	29.5	26.1
סך הכול	**25.8**	**31.1**

הערה: תיתכן תחלופה בין הרכיבים השונים של מימון הגירעון.

הגירעון התקציבי ומימונו

באלפי ש״ח

	חוק מקורי לשנת 2014	ביצוע התקציב לשנת 2014	הצעת התקציב לשנת 2015	הצעת התקציב לשנת 2016
חלק א: גרעון				
עודף (+) / גירעון (-) ללא אשראי	**-31,139,075**	**-29,925,104**	**-31,455,787**	**-35,030,763**
התאמות נדרשות לבסיס מזומן*		**189,772**		
סך-הכול הכנסות ללא גביית קרן	**284,192,663**	**283,585,453**	**297,566,971**	**312,315,730**
מסי הכנסה ורכוש	122,000,000	125,121,882	135,550,071	143,800,073
מכס ומע״מ ללא מע״מ ייבוא ביטחוני	125,300,000	123,478,351	125,300,000	126,600,000
אגרות	6,000,000	6,017,861	6,800,000	6,900,000
מע״מ ייבוא בטחוני	1,566,155	1,487,047	1,603,859	1,603,859
גביית חובות - ריבית	1,358,189	1,271,774	1,285,000	1,150,000
מלווה מהמוסד לביטוח לאומי	16,247,000	14,500,000	14,609,123	19,125,000
מענקים	8,632,316	8,523,930	8,988,773	8,988,773
כל יתר ההכנסות	3,089,003	3,184,608	3,430,145	4,148,025
סך-הכול הוצאות ללא מתן אשראי*	**315,331,738**	**313,700,329**	**329,022,758**	**347,346,493**
משרדים מנהליים	44,395,530	44,787,075	47,755,024	48,601,313
משרדים חברתיים	122,969,391	123,963,560	134,469,556	145,154,537
משרדים כלכליים	28,656,142	24,155,265	23,983,809	27,088,958
ביטחון	53,624,071	68,377,296	59,805,866	59,214,116
הוצאות שונות	7,774,219	2,808,823	5,815,447	6,846,597
רזרבה כללית	7,308,385		7,429,767	9,338,972
ריבית + קרן לביטוח לאומי	50,604,000	49,608,310	49,763,289	51,102,000

	חוק מקורי לשנת 2014	ביצוע התקציב לשנת 2014	הצעת התקציב לשנת 2015	הצעת התקציב לשנת 2016
אשראי נטו	**4,202,585**	**4,467,213**	**5,636,050**	**3,839,973**
----------------------------------	----------------	----------------	----------------	----------------
מתן אשראי	-630,220	-436,780	-510,586	-342,586
החזרי אשראי	4,832,805	4,903,993	6,146,636	4,182,559
עודף (+) / גירעון (-) כולל אשראי	**-26,936,490**	**-25,457,891**	**-25,819,737**	**-31,190,790**
חלק ב: מימון**				
סך-הכול הלוואות מחו"ל - נטו	**-1,476,000**	**853,406**	**-4,103,000**	**2,735,000**
----------------------------------	----------------	----------------	----------------	----------------
קבלת הלוואות	9,800,000	11,659,161	5,600,000	11,000,000
פרעון חובות	-11,276,000	-10,805,755	-9,703,000	-8,265,000
סך-הכול הלוואות מקומיות - נטו	**27,280,488**	**17,498,235**	**29,544,737**	**26,161,479**
----------------------------------	----------------	----------------	----------------	----------------
קבלת הלוואות	102,007,488	95,167,491	74,163,737	95,017,479
פרעון חובות	-74,727,000	-77,669,256	-44,619,000	-68,856,000
סך-הכול הכנסות הון נטו	**1,132,000**	**1,532,844**	**378,000**	**2,294,311**
----------------------------------	----------------	----------------	----------------	----------------
הפרטה	1,132,000	1,532,844	378,000	2,294,311

* התאמות נדרשות לצורך הצגת הגירעון הממשלתי על בסיס מזומן בהתאם לשינויים ביתרות המזומנים בבנק ישראל.

** תיתכן תחלופה בין מימון בחו"ל לבין מימון מקומי.

חלק ג

סקירת עיקרי ההוצאות והפעולות של משרדי הממשלה

הביטחון והסדר הציבורי

משרדי המטה

השירותים החברתיים

ענפי המשק

תשתיות

החזרי חוב

הוצאות אחרות

הביטחון והסדר הציבורי

קבוצת המשרדים העוסקים בביטחון ובסדר הציבורי כוללת את משרד הביטחון ואת המשרד לביטחון הפנים.

מאפייני התקציב

אחד מתחומי ההוצאה העיקריים בהצעת התקציב לשנות הכספים 2015–2016 הוא אשכול הביטחון והסדר הציבורי. סך התקציב המופנה למימון אשכול זה מסתכם בסכום כולל של 75.7 מיליארד ש״ח בשנת 2015 ושל 74.9 מיליארד ש״ח בשנת 2016. סכומים אלו אינם כוללים הוצאה מותנית בהכנסה, המושפעת בין השאר מהגידול בסיוע הביטחוני האמריקני. ההוצאות המופנות לפעילות בגין הביטחון והסדר הציבורי הן הגבוהות ביותר ושיעורן עומד על כ-23 אחוזים מסך ההוצאה התקציבית בשנת 2015 (לא כולל הוצאה מותנית בהכנסה).

ביולי 2015, הוועדה לבחינת תקציב הביטחון בראשות האלוף (במיל׳) יוחנן לוקר הגישה את המלצותיה לאישור הממשלה.

המשרדים העוסקים בביטחון ובסדר הציבורי מאופיינים בעתירות כוח אדם, לכן חלק ניכר מתקציב משרדים אלה מיועד למימון הוצאות שכר וגמלאות. בנוסף, חלק משמעותי מההוצאה מופנה לרכש, חלקו נכלל בהוצאה התקציבית נטו וחלקו מתבסס על סיוע חוץ.

תקציב הביטחון והסדר הציבורי לשנת הכספים 2015
במליארדי ש״ח


ביטחון*
56.8
ביטחון הפנים
15.2
ביטחון אחר
3.1

תקציב הביטחון והסדר הציבורי לשנת הכספים 2016

במליארדי ש״ח


ביטחון*
56.0
ביטחון הפנים
15.5
ביטחון אחר
3.2

* לא כולל תקציבי פיתוח משרד הביטחון

הצעת תקציב המשרדים לביטחון ולסדר הציבורי (כולל תקציבי הפיתוח) לשנות הכספים 2015–2016

תקציב מקורי במחירים שוטפים, במיליארדי ש״ח

שנה	2015	2016
משרד הביטחון*	56.9	56.1
תקציבי פיתוח משרד הביטחון	0.7	0.2
הוצאות חירום אזרחיות	0.6	0.6
תיאום הפעולות בשטחים	0.1	0.1
חוק חיילים משוחררים	2.2	2.4
המשרד לביטחון הפנים	15.2	15.5
סך הכול	75.7	74.9

* כולל סעיף 35

משרד הביטחון

הצעת תקציב משרד הביטחון לשנות הכספים 2016–2015 מסתכמת בכ-65.2 מיליארד ש״ח בשנת 2015 (מהם כ-56.9 מיליארד ש״ח בהוצאה נטו וכ-8.1 מיליארד ש״ח בהוצאה מותנית בהכנסה) וכ-64.3 מיליארד ש״ח בשנת 2016 (מהם כ-56.1 מיליארד ש״ח בהוצאה נטו וכ-7.9 מיליארד ש״ח בהוצאה מותנית בהכנסה). כמו כן, בשנת 2015 תועמד למשרד הביטחון הרשאה להתחייב בגובה של 47 מיליארד ש״ח ובשנת 2016 תועמד מסגרת הרשאה להתחייב בגובה של 22 מיליארד ש״ח.

דגשים לשנות הכספים 2016–2015

במסגרת אישור תקציב המדינה, ובהחלטה מיום 5 באוגוסט 2015 קבעה הממשלה כי בסיס תקציב הביטחון בשנים 2016–2015 יעמוד על כ-57 וכ-56 מיליארד ש״ח בהתאמה, ולאחר התאמות והצמדות יעמוד על 56.9 מיליארד ש״ח בשנת 2015 ו-56.1 מיליארד ש״ח בשנת 2016. סכום זה אינו כולל את סך ההשתתפות החיצונית בגין משמעויות החלטת ממשלה מס׳ 2392 (מעבר אמ״ן ותקשוב ופרוייקטי שוה״ם 3) ותוספת התקציב לפרויקטי גדר.

להלן שני גרפים המציגים את התפתחות תקציב הביטחון משנת 2010 עד שנת 2016 – גרף להוצאה נטו וגרף להוצאה מותנית בהכנסה. בכל גרף מוצג התקציב המקורי והתקציב על שינוייו נטו (שינויים שאושרו על ידי הכנסת במהלך שנת התקציב):

התפתחות התקציב נטו 2016–2010
(מיליארדי ש״ח – ללא עלויות לחימה)


תקציב מקורי
על שינוייו
58
56
54
52
50
48
46
44
51.3
2.7
48.6
52.1
2.8
49.3
53.6
3.1
50.5
55.9
3.4
52.5
52.1
1.1
51.0
56.9
56.9
56.1
56.1
2010
2011
2012
* 2013
** 2014
2015
2016

* 1.4 מיליארד ש״ח הוקדמו משנת 2014.

** הסכום לא כולל הוצאות לחימה בהיקף של כ-7 מיליארד ש״ח בגין מבצע ״צוק איתן״ (ראו בהמשך).

בנוסף, כאשר מתרחשים אירועים חריגים, מערכת הביטחון מקבלת בגינם תוספות. לדוגמה, בגין מלחמת לבנון השנייה בשנת 2006 שופתה מערכת הביטחון בסך של 8.2 מיליארד ש״ח למימון הוצאות הלחימה; בגין מבצע ״עופרת יצוקה״ בשנים 2008–2009 שופתה מערכת הביטחון בסכום של 2.45 מיליארד ש״ח; ובגין הוצאות הלחימה של מבצע ״צוק איתן״ שופתה מערכת הביטחון בסכום של כ-7 מיליארד בשנת 2014.

התפתחות תקציב ההוצאה המותנית בהכנסה – 2010–2016
(מיליארדי ש״ח)


תקציב מקורי
על שינוייו
8
6
4
2
0
4.2
4.2
5.0
5.0
6.3
1.0
5.3
5.9
0.6
5.3
7.4
0.7
6.7
8.1
8.1
7.9
7.9
2010
2011
2012
2013 *
2014 **
2015
2016

* בשנת 2013 בוצעה העברה של כ-600 מש״ח לשנת 2014.

** בשנת 2014 השינויים נבעו בעיקר מהסיבות האלה: העברה של 600 מש״ח משנת 2013, 750 מש״ח שיפוי בגין עלויות ״צוק איתן״ ו-100 מש״ח בגין הסכם שוה״ם 2 שנחתם במהלך השנה.

יצוין כי חלק מהגידול בהוצאה המותנית בהכנסה נובע מתוספות סיוע אמריקני ייעודי שהתווספו להוצאה המותנית בהכנסה ולא להוצאה נטו (כפי שיפורט בהמשך).

יעדי תקציב הביטחון

לתקציב הביטחון שלושה יעדים מרכזיים:

- **מוכנות** – הכנת הצבא למלחמה. התקציבים המופנים למוכנות נועדו לממן בין השאר רכש של חלקי חילוף ושמירת כשירותן של הזרועות על ידי אימונים, מלאי תחמושת וכיו״ב.
- **התעצמות** – השקעה במלאי ההון הביטחוני העתידי. מטרתה לתת מענה לאיומים נחזים, קיימים ועתידיים באמצעות מחקר ופיתוח וכן להצטייד באמצעים שיעמדו לרשות המערכת בטווח של מספר שנים.
- **פעילות שוטפת וביטחון שוטף** – אלו מתבטאים בעלויות התחזוקה, בפעילות הביטחון היומיומית של מערכת הביטחון וכן בהוצאות על השכר, על אגף השיקום והמשפחות ועל הגמלאות.

הרכב תקציב הביטחון

להבדיל מתקציביהם של משרדי הממשלה האחרים, הממומנים על ידי מקורות המשק בלבד, תקציב הביטחון מורכב גם מכספי הסיוע האמריקני כמפורט בטבלה שלהלן:

תקציב הביטחון לשנות הכספים 2015–2016 בחתך מטבעות

	תקציב מקורי 2015		תקציב מקורי 2016	
	מיליוני דולרים	מיליוני ש״ח*	מיליוני דולרים	מיליוני ש״ח*
מקורות המשק – שקלים		46,429		45,653
סיוע אמריקני	2,400		2,400	
מתוכו: רכש בארה״ב	1,585	7,293	1,585	7,293
המרה לשקלים	815.3	3,180	815.3	3,180
סה״כ תקציב נטו		**56,902**		**56,126**
הוצאה מותנית בהכנסה		8,080		7,945
מתוכה: סיוע אמריקני MOU	700	3,221	700	3,221
פרוייקטים משותפים	638	2,923	654	3,011
הכנסות אחרות		1,923		1,713
סה״כ תקציב ברוטו		**64,982**		**64,071**

* ההמרה ממט״ח למטבע מקומי נעשתה על פי שע״ח תקציבי של 3.9 ש״ח לדולר (4.602 ש״ח לדולר בשנת 2015, למרכיבים המחושבים על פי שע״ח כולל מע״מ).

בשנים 2015 ו-2016 תועמד למשרד הרשאה להתחייב בגובה של 47 מיליארד ש״ח ו-22 מיליארד ש״ח בהתאמה.

הבקרה על תקציב הביטחון

בחוק יסודות התקציב קיים פרק ייחודי העוסק בתקציב הביטחון (פרק ג׳, סעיפים 18 ו-19), אשר מבחין בין משרד הביטחון למשרדים אחרים וקובע כללים ייחודיים לגבי ניהול התקציב. בין היתר, משרד הביטחון מחויב להודיע לכנסת רק בדיעבד על ביצוע שינויים תקציביים עד לסכום מסוים (באמצעות פניות רבעוניות). הדבר נובע מאופי הפעילות הייחודי של משרד הביטחון.

תהליכי הבקרה והשקיפות השתפרו והורחבו בשנים האחרונות הן ע״י גורמים שונים בממשלה – משרד האוצר, ועדת השרים לענייני ביטחון לאומי (הקבינט המדיני-הביטחוני), מבקר המדינה (לדוגמה, בשנת 2015 פורסם דוח המבקר בעניין סוגיות בנוגע לתקציב מערכת הביטחון ומשרתי הקבע בצה״ל – תהליכי התייעלות והתכנסות למסגרת תקציב

הביטחון, מערך הנגדים בצה״ל, מעבר בסיסי צה״ל לנגב) והמועצה לביטחון לאומי – והן ע״י הכנסת באמצעות ועדת חוץ וביטחון (וועדות המשנה שלה) והוועדה המשותפת לתקציב הביטחון. בכלל זה נעשו מספר צעדים להגברת הפיקוח והשקיפות האזרחית על תקציב הביטחון במסגרת החלטות הממשלה והסיכומים בין משרד האוצר למשרד הביטחון: פרסום חלק מתקציב הביטחון הלא מסווג וקביעת כללים מגבילים על ניהולו, בקרה על תהליך קבלת החלטות בפרויקטים רב-שנתיים ונושאים נוספים.

החל משנת 2005, חשב משרד הביטחון וסגנו הם מינויים של החשב הכללי במשרד האוצר. חשב משרד הביטחון משמש חבר הנהלה במשרד הביטחון. לחשב ולעובדיו גישה זהה למערכות המידע התקציביות, כפי שקיימת לעובדי אגף התקציבים במשרד הביטחון.

ביום 8 בינואר 2012 התקבלה החלטת ממשלה מס׳ 4088 המגדירה מהלכים לשיפור השקיפות והבקרה על תקציב הביטחון בתחום התקציב והשכר. בהמשך לכך הועמד מסוף תקציב לרשות משרד האוצר המאפשר צפייה ישירה בזמן אמת בתקציב משרד הביטחון. בנוסף, ביום 8 ביוני 2014 כינס מנכ״ל משרד רה״מ את צוות יישום נוהל שקיפות ובקרה, ובישיבה הוחלט על הגברת השקיפות והבקרה והוחלט כי המידע המועבר לחשבת הכללית, בהתאם לנהלים הקיימים, יועבר לאנשי אגף התקציבים במשרד האוצר המורשים לקבלו.

בסוף שנת 2014 עבר בקריאה שנייה ושלישית תיקון לחוק יסודות התקציב, המגביר את הבקרה על ביצוע שינויים תקציביים בתקציב הביטחון. התיקון לחוק מחיל, בין היתר, בקרה חדשה שלפיה שינוי תקציבי העולה על 50 אחוזים מהתכנית המקורית מחייב אישור מראש של משרד האוצר ושל הוועדה המשותפת לתקציב הביטחון.

יש לציין כי קיימת מחלוקת בין המשרדים על השקיפות והבקרה הנוכחית ועל הצורך בהגברת השקיפות והבקרה הקיימים. אמנם יושמו צעדים להגברת השקיפות והבקרה, אך על אף מחלוקות בין משרד האוצר למשרד הביטחון, הצדדים ממשיכים לפעול יחד ובתיאום לקידום נושא השקיפות והבקרה ואף מקדמים את הרחבת שיתוף הפעולה בנושא.

ועדת השרים לענייני ביטחון לאומי

בשנת 2003 הוקמה ועדה לעניין אישור תכניות פיתוח והצטיידות של מערכת הביטחון (ועדת שרים להצטיידות), שמטרתה לאשר את תכניות הפיתוח וההצטיידות של צה״ל במערכות נשק חדשות, מערכות לחימה, וכו׳ או לאשר הגדלת תכניות כאמור. החלטת ממשלה מס׳ 4088 מיום 8 בינואר 2012 הרחיבה סמכויות אלו וקבעה סף תקציבי נמוך יותר לאישור פרויקטים בוועדה וכן הרחיבה את הבקרה הממשלתית על יישום וניהול הפרויקטים. לאחר הקמת הממשלה ה-33, הועברו סמכויות ועדת השרים להצטיידות לוועדת השרים לענייני ביטחון לאומי. ביום 28 ביולי 2013 ובמסגרת החלטת ממשלה מס׳ 637 הוקמה מחדש ועדת השרים להצטיידות והוחזרו לה כלל סמכויותיה. ביום 31 במאי 2015 ובמסגרת החלטת ממשלה מס׳ 41 הוקמה ועדת השרים לענייני ביטחון לאומי.

הוועדה לבחינת תקציב הביטחון

במסגרת דיון ועדת השרים לענייני ביטחון לאומי מיום 31 באוקטובר 2013 בנושא תקציב הביטחון לשנים 2013–2014 החליטה ועדת השרים על הקמת ועדה ציבורית לבחינת תקציב הביטחון על כלל מרכיביו. ביום 22 במאי 2014 מונתה הוועדה כוועדה ציבורית בראשותו של האלוף (במיל') יוחנן לוקר ובין חבריה נמנו נציגים מהאקדמיה, מהסקטור הפרטי, מהסקטור הציבורי ומהמגזר הביטחוני. בוועדה היו משקיפים מטעם המועצה לביטחון לאומי, בנק ישראל, משרד האוצר ומשרד הביטחון. על פי כתב המינוי שלה, על הוועדה לבחון ולגבש המלצות ביחס לגודלו ולהרכבו הרצוי של תקציב הביטחון, לנוכח המענה המבצעי הנדרש מצה״ל וממשרד הביטחון. על הוועדה להתחשב בחוות דעתה בהשלכות ארוכות הטווח של החלופות השונות של תקציב הביטחון על תקציב המדינה ועל חוסנו של המשק הישראלי.

הוועדה התבקשה, בין היתר, לבחון ולהמליץ בנושאים האלה:

- קביעת תהליך מפורט לגיבוש ולאישור התקציב;
- מבנה צה״ל ומשרד הביטחון נוכח המענה המבצעי הנדרש;
- קביעת תר״ש, לרבות פילוח למרכיבי תקציב עיקריים וחלוקה בין התקציב שבבסיס לבין הוצאה חד-פעמית;
- מודל הקבע, תנאי השכר והגמלאות בצה״ל, לרבות הסדר הפנסיה הצוברת על מרכיביו השונים וגיל הפרישה מצה״ל;
- צעדי ההתייעלות הנדרשים של משרד הביטחון ושל צה״ל למימוש בחומש הקרוב;
- תהליכים ומנגנונים נדרשים לצורך מעקב ובקרה אחר יישום המלצות הוועדה;
- כל עניין אחר בעל נגיעה לתקציב הביטחון.

בתאריך 21 ביולי 2015 הגישה הוועדה את המלצותיה לאישור הממשלה. המלצותיה המרכזיות נגעו בנושאים שלהלן:

- תפיסת הביטחון והפעלת הכוח;
- יחסי הדרג המדיני ומערכת הביטחון;
- תקציב הביטחון ותהליך תקצובו;
- משרד הביטחון וממשקיו עם צה״ל;
- ממשקי מערכת הביטחון עם משרד האוצר ועם המטה לביטחון לאומי, לרבות תהליכי שקיפות, תכנון, פיקוח ובקרה;
- ניהול משאבי מערכת הביטחון;
- ניהול כ״א בצבא – שירות החובה, היקף מערך הקבע והשכר, מודל הקבע וסיום השירות בצבא;
- תקציב אגפי השיקום והמשפחות;
- אזרוח משימות;
- מיצוי השימוש במשאבים לאומיים והליכי תכנון במערכת הביטחון;

- מבנה צה״ל;
- מנגנון יישום המלצות הוועדה.

בתאריך 21 ביולי 2015 הגישה הוועדה את המלצותיה לראש הממשלה.

מבצע ״צוק איתן״

מבצע ״צוק איתן״, המבצע הצבאי של צה״ל ברצועת עזה, החל ב-8 ביולי 2014 והסתיים ב-26 באוגוסט. במהלך המבצע נעשה מעקב שוטף של משרד הביטחון אחר עלויות הלחימה והוא הוצג גם למשרד האוצר. לאחר בחינת הנתונים ובעקבות דיונים בין משרד הביטחון למשרד האוצר החליטה הממשלה ביום 23 בספטמבר 2014 כי למערכת הביטחון יועמד שיפוי בגין הוצאת מבצע ״צוק איתן״ בסך 7 מיליארד ש״ח בשנת התקציב 2014. השיפוי נגזר בעיקר מעלויות תחמושת, החזרת מלאים, שעות טיסה, ימי מילואים, שיקום ומשפחות והחזרת הצבא לכשירות.

הסיוע האמריקני

מדי שנה, בהתאם להסכם עם הממשל בארה״ב, ממשלת ארה״ב מעבירה לממשלת ישראל סיוע ביטחוני המהווה מרכיב חשוב בתקציב הביטחון. הסיוע האמריקני מורכב משני חלקים: נתח סיוע הניתן להוצאה בארה״ב בלבד ומהווה כ-74 אחוזים מסך הסיוע, ונתח סיוע הניתן להמרה לשקלים והמהווה כ-26 אחוזים מסך הסיוע, המיועד לרכש ולתמיכה של פלטפורמות מהתעשייה המקומית. ככלל, השימושים במט״ח סיוע מיועדים לרכש פלטפורמות ואמצעי לחימה נוספים, לתחזוקת אמצעי הלחימה הנרכשים בארה״ב ולרכש תזקיקים. הרכש במט״ח סיוע כולל את הטמעתן של מערכות ישראליות אשר מגבירות שיתוף פעולה תעשייתי עם חברות בארה״ב ומהוות פתח לייצוא ביטחוני נרחב. נתח הסיוע האמריקני אשר מומר לשקלים מושקע ברכש, בין היתר בתעשיות הישראליות, ובכך תורם לפיתוח התעשייה המקומית.

עד לשנת 1998 היקף הסיוע הביטחוני עמד על 1.8 מיליארד דולר בשנה, ובתיאום עם האמריקנים ניתן היה להמיר 475 מיליון דולר לשקלים. בעקבות סיכום בין הנשיא קלינטון לרה״מ נתניהו בשנת 1996, גדל הסיוע הביטחוני ב-60 מיליון דולר בשנה החל מ-1999 עד לשנת 2008, במקביל לירידה של 120 מיליון דולר בשנה בסיוע האזרחי (מרמה התחלתית של 1.2 מיליארד דולר). הסיוע האזרחי בוטל בהדרגה תוך עשר שנים, ובמקביל גדל הסיוע הצבאי בהדרגה ל-2.4 מיליארד דולר. היקף ההמרות היווה 26.3 אחוזים מכלל הסיוע.

בעקבות פניית ממשלת ישראל, בהמשך להצגת הצרכים האסטרטגיים של מדינת ישראל וכביטוי לקשר המיוחד בין ארה״ב לישראל, נחתם ב-16 באוגוסט 2007 הסכם הבנות ה- MOU (Memorandum of Understanding) בין ארה״ב לישראל. ההסכם מהווה סיכום תקציבי רב-שנתי לשנים 2009–2018, ומשמעותו היא הגדלת היקף הסיוע האמריקני מ-24 מיליארד דולר ל-30 מיליארד דולר בשנים 2009–2018.

הגדלת הסיוע התבצעה באופן הדרגתי, כך שבשנת התקציב האמריקנית (שת״א) 2009 גדל הסיוע ל-2.55 מיליארד דולר, בתקציב 2010 גדל הסיוע ל-2.775 מיליארד דולר, בתקציב 2011 גדל הסיוע ל-3 מיליארד דולר, בתקציב 2012 גדל התקציב ל-3.075 מיליארד דולר וב-2013 ואילך התייצב הסיוע על רמה של 3.1 מיליארד דולר לשנה. כמו כן, במסגרת ה-MOU סוכם כי היקף ההמרות יישמר ברמה קבועה של 26.3 אחוזים מהיקף הסיוע השנתי.

בשנת 2013, לנוכח כניסתו לתוקף של קיצוץ רוחבי אוטומטי בתקציב הפדרלי האמריקני, קוצץ מענק הסיוע לשנת 2013 באופן חד-פעמי בסך 157 מיליון דולר. בשנים 2015–2016 צפוי הסיוע לעמוד על 3.1 מיליארד דולר לשנה.

תקציב ההוצאה המותנית בהכנסה

מסגרת ההוצאה המותנית בהכנסה היא סך ההכנסות המיועדות למערכת הביטחון שמקורן אינו ישירות מאוצר המדינה. הכנסות אלו מתווספות לתקציב הביטחון הישיר במטבע מקומי ובמט״ח ומקורן בגורמים שונים, כגון: מכירת ציוד בארץ ובחו״ל, פרויקטים משותפים עם מדינות זרות, רשות מקרקעי ישראל, מכירת שירותים שונים ותוספת תקציב הסיוע האמריקני בגין ההסכם הרב-שנתי לשנים 2009-2018. יצוין כי נוסף על תקציב הסיוע האמריקני במסגרת ההסכם הרב-שנתי, מדי שנה מתקבלות תוספות של סיוע ייעודי לפיתוח ולהצטיידות בפרויקטים שונים שעיקרם בתחום ההגנה האקטיבית.

בשנים 2015 ו-2016 מסתכמת סך ההוצאה המותנית בהכנסה בכ-8.1 מיליארד ש״ח ובכ-7.9 מיליארד ש״ח בהתאמה.

במסגרת ההוצאה המותנית בהכנסה נכלל נתח הסיוע האמריקני הייעודי, שאינו נכלל במסגרת ה-MOU בגין השתתפות הממשל בפרויקטים שונים המשותפים לשתי המדינות, בסך של כ-550 מיליון דולר בשנת 2015 ובסך של כ-500 מיליון דולר בשנת 2016.

תקציב ההרשאה להתחייב

תקציב ההרשאה להתחייב משמש כלי ניהולי לבקרה על התקשרויות ארוכות טווח עם התעשיות הביטחוניות ועם ספקים אחרים של מערכת הביטחון בארץ ובחו״ל. תקציב ההרשאה להתחייב מאפשר לממש פרויקטים ארוכי טווח של פיתוח ורכש. הצעת תקציב ההרשאה להתחייב לשנים 2015 ו-2016 עומדת על 47 מיליארד ש״ח ו-22 מיליארד ש״ח בהתאמה. גובה תקציב ההרשאה לשנת 2015 נובע מתקצוב חד-פעמי של פרויקטי הצטיידות בהיקפים של מיליארדי ש״ח.

נושאים נוספים

בנוסף למקורות שפורטו לעיל, לרשות המשרד עומדים נכסים אשר הוקצו למשרד הביטחון לצורך ביצוע משימותיו. ייעול השימוש במשאבים אלו, שהם בעלי ערך כלכלי, מאפשר הפניית מקורות לתקציב הביטחון יחד עם קידום פרויקטים ונושאים לתועלת המגזר האזרחי.

קרקעות

מחנות צה״ל רבים, כגון: מחנה הקריה, מחנה תל השומר, צריפין, גלילות, השלישות הראשית, סירקין ועוד ממוקמים במרכז הארץ ובאזורי הביקוש. שטחי מחנות אלו הם בעלי פוטנציאל להגדלת היצע הדיור ושטחי תעסוקה ומסחר. על מנת לפנות מחנות אלו, התקבלה החלטת ממשלה מס׳ 2392 ביום 4 בינואר 2015 ונחתם הסכם שוה״ם 3 ביום 11 במארס 2015 בין משרד הביטחון, משרד האוצר, רמ״י ומשרד ראש הממשלה למימוש העתקת מחנות אלו לצורך הקמת 60 אלף יחידות דיור תוך מתן מענה לצורכי מערכת הביטחון.

תדרים

תדרים הם מרכיב הכרחי בפיתוח טכנולוגי וכלכלי. למשל, פיתוח תשתיות מתקדמות של תקשורת סלולרית יוביל לשיפור בכל תחומי המשק (בריאות, חינוך, מערכות בקרה בחברות תשתית וכד׳). כיום שיפור זה מתעכב בשל מחסור בתדרים. במטרה להגביר את ניצול התשתיות לשימושי תקשורת, יש לייצר מתווה כלכלי להעתקה ולהסדרה של תדרים הנמצאים בשימוש משרד הביטחון.

הוצאות הביטחון כשיעור מהתמ״ג

הוצאות הביטחון הגבוהות בישראל הן, בין היתר, פועל יוצא של האיומים הביטחוניים הניצבים בפניה. עקב כך, שיעור תקציב הביטחון מהתמ״ג גבוה בישראל מאשר במדינות אירופה וארה״ב, אולם הוא נמצא בתוואי יורד בשנים האחרונות.

הצריכה הביטחונית – מחושבת ע״י הלשכה המרכזית לסטטיסטיקה וכוללת את ההוצאות הישירות של הממשלה לביטחון בכל גופי הביטחון בישראל, לרבות גופי ביטחון שאינם צה״ל, בכלל זה: עלויות כוח האדם, קניית סחורות ושירותים בארץ, ייבוא ביטחוני וכו׳. בצריכה הביטחונית לא נכללים, בין השאר, תשלום הגמלאות, הוצאות על רווחה ובריאות, סיוע למפעלים הביטחוניים וכד׳. הצריכה הביטחונית כאחוז מהתמ״ג בישראל לשנת 2013 נאמדה ע״י הלשכה המרכזית לסטטיסטיקה ב-25.6 אחוזים (הלשכה המרכזית לסטטיסטיקה, הוצאות הביטחון בישראל 1950–2013, לוח 4).

עלויות הביטחון – על פי הלשכה המרכזית לסטטיסטיקה, מלבד ההוצאות לצריכה ביטחונית כאמור לעיל, יש למשק עלויות ביטחון נוספות, כגון עלות החלופה של חיילי החובה (הפער בין מסלול ׳השכר׳ בשירות החובה לבין השכר בשוק שחיילי שירות החובה היו משתכרים אלמלא היה שירות חובה) ושל אנשי המילואים, הזקיפה לביטחון בגין סיכון אישי, הוצאה לבניית מקלטים, עלות אחזקת מלאי חירום והוצאות לביטחון במשרדי ממשלה אזרחיים כמו מימון הכוח הרב-לאומי בסיני ע״י משרד האוצר. הסיכום של כלל הנושאים הללו מגלה כי העלות הכלכלית המלאה למשק של ההוצאה הביטחונית בשנת 2013 עמד על כ-72.6 מיליארד ש״ח, שהם כ-6.9 אחוזים מהתמ״ג לשנה זו על פי נתוני הלמ״ס.

נושאים מרכזיים נוספים בתקציב הביטחון

כוח האדם בצה״ל

בצה״ל משרתים חיילי חובה, משרתי קבע, אזרחים עובדי צה״ל וחיילי מילואים. יתרונו של צה״ל נובע בין השאר ממרכיב כוח האדם האיכותי המשרת בו. כוח האדם בצה״ל מהווה נדבך משמעותי בהוצאה התקציבית של מערכת הביטחון.

בשנים האחרונות נעשו מספר מהלכים משמעותיים בתחום כוח האדם במערכת הביטחון, וביניהם: העלאת גיל הפרישה לחיילי קבע אשר עתיד לעמוד על גיל 50 בממוצע בשנת 2029 (כיום גיל הפרישה הממוצע בצה״ל עומד על כ-46.5); מעבר משרתי הקבע להסדר פנסיה צוברת; ניתוק קצבאות גמלאי מערכת הביטחון משכר הפעילים במערכת הביטחון והצמדתו למדד המחירים לצרכן – מהלך דומה לזה אשר בוצע בקרב שאר עובדי המדינה שלוש שנים קודם לביצוע המהלך במערכת הביטחון. שני המהלכים האחרונים צפויים להביא לגידול בהוצאות מערכת הביטחון בטווח הקצר-בינוני.

עוד יצוין כי מצבת משרתי הקבע קטנה עד לשנת 2006 – השנה האחרונה ביישום תכנית ״קלע״. תכנית זו כללה, בין השאר, צמצום בכוח האדם של אנשי קבע בגילאי הביניים של אנשי קבע שפרשו לגמלאות ושל אזרחים עובדי צה״ל. בשנת 2006 התרחשה מלחמת לבנון השנייה. לפיכך, בין שנת 2007 לשנת 2013 חלה עלייה בסך שיאי משרתי הקבע (ירידה בקבע מובהק ועלייה בראשוני), ובמקביל הייתה ירידה במספר שיאי חיילי החובה וכמות ימי המילואים. כפי שמצוין לעיל, המטכ״ל אישר תכנית צמצום בכוח אדם של אלפי משרתי קבע ומאות אזרחים עובדי צה״ל בשנים 2012–2016 במטרה לפנות מקורות תקציביים לצורכי ההתעצמות של צה״ל. בנוסף, לפי טענת צה״ל, החל משנת 2014 חלה ירידה בהיקף משרתי הקבע. בהחלטה מס׳ 2035 מיום 16 ביולי 2010 החליטה הממשלה על העלאת גיל הפרישה הממוצע לכלל חיילי הקבע לגיל 50.

בהחלטת ממשלה מס׳ 15 מיום 7 באפריל 2013 הוקמה ועדת שרים לעניין השוויון בנטל השירות הצבאי, בשירות האזרחי ובשוק העבודה (להלן – הוועדה לשוויון בנטל) במטרה להציע מתווה חקיקתי להגברת השוויון בנטל בשירות החובה. הוועדה לשוויון בנטל המליצה על מתווה להגדלה משמעותית של יעדי הגיוס של חיילים חרדים לצה״ל ולשירות האזרחי. ביום 28 ביולי 2013 התקבלה החלטת ממשלה מס׳ 638 בנושא שילוב חרדים ובני מיעוטים בשירות הצבאי והאזרחי לצורך שילובם בשוק העבודה וליצירת שוויון בנטל הביטחוני והכלכלי. החלטה זו קבעה את מדיניות הממשלה בנוגע לשילוב חרדים בצה״ל, ובמסגרתה נקבעו מכסות לגיוס חרדים לצה״ל בשנים 2013–2017. באותו היום אישרה ועדת השרים לחקיקה שתי הצעות חוק ממשלתיות: הצעת חוק שירות ביטחון (תיקון מס׳ 19), התשע״ד-2014, והצעת חוק שירות לאומי-אזרחי, התשע״ד-2014. הצעות חוק אלו אושרו בקריאה שנייה ושלישית בכנסת ביום 12 במארס 2014 ועיגנו את הסדר גיוס החרדים האמור בחוק. צעד זה צפוי להוביל לגידול בהוצאה ובתקציב המוקצה לנושא וכן להגדלת סד״כ צה״ל. שיפוי בגין סיכום זה מתוקצב במסגרת הצעת תקציב הביטחון לשנת 2015.

בנוסף המליצה הוועדה על קיצור שירות החובה לגברים, נושא אשר נדון בשנים האחרונות מספר פעמים על ידי הממשלה. בהמשך לכך, אושרה ביום 12 במארס 2014 בקריאה שנייה ושלישית הצעת חוק שירות ביטחון (תיקון מס׳ 19), התשע״ד-2014, אשר קובעת כי שירות החובה לגברים יקוצר בארבעה חודשים החל ממתגייסי יולי 2015 כפי שהתרחש בפועל. בגין שני הנושאים האחרונים יינתן שיפוי תקציבי למשרד הביטחון בהתאם לסיכומים בין המשרדים.

- **שיפור תנאי השכר לחיילי חובה ו/או העלאת הפיקדון לחיילים משוחררים**

בישיבת הממשלה מיום 5 באוגוסט 2015, אישרה הממשלה בהחלטה מס׳ 364 תוספת של 600 מיליון ש״ח לשיפור תנאי השכר לחיילי החובה באמצעות העלאת דמי קיום לחיילי החובה או הגדלת הפיקדון לחיילים משוחררים. כמו כן, הוחלט על הקמת ועדה בהשתתפות שר האוצר, שר הביטחון ושרת המשפטים, אשר תמליץ לממשלה על המודל המדויק ליישום התקציב האמור ועל אופן הדירוג לביצועו. המקור ליישום ההחלטה מתוקצב בסעיף 47 עד לגיבוש המלצות הוועדה.

- **מעבר צה״ל לנגב**

העתקת יחידות אמ״ן ותקשוב לנגב

במטרה לפנות קרקעות במרכז הארץ לצורך בניית יחידות דיור באזורי הביקוש, לקדם את הפיתוח והצמיחה של הנגב באמצעות העברת משאבים ממשלתיים איכותיים לנגב ולאפשר שיפור משמעותי בתשתיות מערכת הביטחון, התקבלו בשנים האחרונות החלטות הממשלה האלה:

החלטת ממשלה מס׳ 4415 מיום 20 בנובמבר 2005 (תכנית לאומית אסטרטגית לפיתוח הנגב); החלטת ממשלה מס׳ 1529 מיום 1 באפריל 2007 (העברת אגד מחנות הדרכה לצומת הנגב) והחלטה מס׳ 3976 מיום 24 באוגוסט 2008 (ועדת היגוי עליונה להעתקת מחנות צה״ל לנגב); החלטה מס׳ 3161 מיום 17 באפריל 2011 שעניינה העתקת מחנות אמ״ן ותקשוב לנגב; החלטה מס׳ 546 מיום 14 ביולי 2013 (עדכון התכנית הלאומית לפיתוח הנגב לאור יישום המהלך להעתקת מחנות צה״ל לנגב); והחלטה מס׳ 2392 מיום 4 בינואר 2015 (פינוי שטחי צה״ל מאזורי ביקוש והמשך מעבר אמ״ן ותקשוב לנגב), לפנות קרקעות במרכז הארץ לצורך בניית יחידות דיור ולקדם את הפיתוח והצמיחה של הנגב באמצעות העברת משאבים ממשלתיים איכותיים לנגב.

לצד היתרונות שלעיל המהלך טומן בחובו מספר אתגרים משמעותיים:

- שימור כ״א איכותי.
- קיום רציפות תהליכים כתנאי לשימור היכולות האסטרטגיות והמבצעיות.
- עלויות הקיום השוטף – לצורך יישום החלטה מס׳ 3161 יוקצו מקורות תקציביים בסך כולל של 19 מיליארד ש״ח (12 מיליארד ש״ח להעתקת אמ״ן ו-7 מיליארד ש״ח להעתקת תקשוב) ע״י הגורמים המממנים כמפורט להלן:

  משרד הביטחון – 4 מיליארד ש״ח.

  משרד האוצר – 9 מיליארד ש״ח.

  רשות מקרקעי ישראל – 6 מיליארד ש״ח.
- כאמור, בהחלטת ממשלה מס׳ 2392 מיום 4 בינואר 2015 עודכן המתווה התקציבי להעברת מחנות אמ״ן ותקשוב לנגב לעומת המתווה המופיע בהחלטת ממשלה מס׳ 3161 מיום 17 באפריל 2011.

בנוסף, הוחלט כי תקציב צה״ל לנגב ינוהל בסעיף תקציבי נפרד מתקציב הביטחון (83). נתח משרד האוצר לשנים 2016–2015 יעמוד על סכום של 489 ו-236 מיליון ש״ח בהתאמה, נתח רמ״י יעמוד על סכום של 219 ו-451 מיליון ש״ח לשנים 2015 ו-2016 בהתאמה. חלקו של משרד הביטחון מתוקצב בסעיף 15 כחלק מהצעת תקציב זו.

העתקת יחידות אמ״ן

עיקרי הפרויקט – העתקת מרבית יחידות חיל המודיעין למתחם ליקית בסמוך לפארק התעשייה בעומר. מהלך העתקת הבסיסים מהווה שדרוג התשתיות הצבאיות ביחידות אלה הן בתשתיות הבינוי והן בתשתיות הטכנולוגיות. המהלך אמור לתרום לסינרגיה בין יחידות המודיעין השונות ולשיפור יכולות המודיעין של מדינת ישראל.

סטטוס הפרויקט – הפרויקט נמצא בשלב תיקוף האפיון וכתיבת המכרזים.

העתקת יחידות התקשוב

עיקרי הפרויקט – העתקת מרבית היחידות הטכנולוגיות של אגף התקשוב ובית התוכנה של ח״א למתחם הפארק הטכנולוגי בצמוד לאוניברסיטת בן-גוריון בבאר שבע. מהלך העתקת היחידות מהווה שדרוג של התשתיות הצבאיות ביחידות אלה הן בתשתיות הבינוי והן בתשתיות הטכנולוגיות. המהלך אמור לתרום לסינרגיה בין יחידות התקשוב השונות של היבשה והאוויר ולשיפור יכולות המחשוב והשליטה של צה״ל.

סטטוס הפרויקט – אפיון הפרויקט הסתיים, הופץ PQ והתקבלו הצעות מחמש קבוצות אפשריות שכולן עמדו בתנאי הסף. הפרויקט נמצא כעת בשלב סיום כתיבת המכרז והפצתו.

קריית ההדרכה

עיקרי הפרויקט – העתקת שבעה בסיסי הדרכה (בית ספר למקצועות הלוגיסטיקה, בית הספר לרפואה, בית הספר למשאבי אנוש, בית הספר למשטרה צבאית, בית הספר לחימוש, בית הספר לתקשוב ובית הספר לחינוך) לקריית הדרכה אחת שתמוקם בצומת הנגב בשטח של כ-1,600 דונם ותאכלס כ-10,000 חניכים, חיילי חובה ומשרתי קבע. קריית ההדרכה מהווה שינוי מבני וארגוני משמעותי ביותר בצה״ל – לא עוד אוסף של בסיסים, אלא תפיסה הדרכתית ומבנה התומכים בעקרון הסינרגיה שלהלן:

- תומכי הלחימה יוכשרו ויתאמנו במשותף ובאופן המדמה את פעילותם המבצעית בפועל.
- המענה הלוגיסטי והניהולי יינתן לקריית ההדרכה באמצעות מטה מרכזי אחד.
- פלטפורמות ההדרכה ייבנו בראייה רב-זרועית לניצול כלל היתרונות היחסיים של כל זרוע.
- יאוזרחו תפקידים שלצבא אין בהם יתרון יחסי.

בשנת 2008 נחתם הסכם תקציבי עם האוצר, המגבה תקציבית את המהלך ומגדיר שהפרויקט ימומש בשיטת PPP. בהתאם להבנות עם האוצר, קבלת התקציב איננה תלויה בשיווק שטחי הקרקע המתפנים בצריפין. ההנחה היא שלא קיימים מקורות נוספים לפרויקט.

סטטוס הפרויקט – הפרויקט ממומש בשיטת ה-PPP וביום 5 באפריל 2012 נחתם הסכם זיכיון עם קבוצת ״מבט לנגב״, המורכבת מחברת מנרב, חברת אלקטרה וחברת בינת. אכלוס הפרויקט החל בפברואר 2015 וצפוי להסתיים במהלך 2016.

תקצוב – לפרויקט הוקצו 2 מיליארד ש״ח, מתוכם 0.8 מיליארד ש״ח בגין שיווק בסיסי ההדרכה המפונים מצריפין. בנוסף אושרו 100 מיליון ש״ח בעבור עלויות התפעול של קריית ההדרכה בבסיס תקציב הביטחון. התקציב לשנים 2016–2015 כולל סכום של 800 מיליון ש״ח עבור מענק ההקמה לזכיין של קריית ההדרכה וכן 100 מיליון ש״ח בשנה בגין עלויות התפעול של קריית ההדרכה.

פינוי מחנות

במסגרת החלטה מס׳ 3161 מיום 17 באפריל 2011 הוחלט על פינויים המלא של מחנות אמ״ן ותקשוב וכן של מחנות נוספים במרכז הארץ ובאזורי הביקוש והחזרתם למנהל מקרקעי ישראל. לצורך כך נדרש מהלך משלים להעתקת יחידות נוספות משטחי מחנות אלו. בהמשך לכך סוכם בין משרד הביטחון, משרד האוצר ורשות מקרקעי ישראל על עבודת מטה משותפת במטרה לקדם את פינוי המחנות (שוה״ם – פרויקטי שיווק והעברת מחנות). בהמשך לעמ״ט ממושכת שבוצעה על ידי משרד הביטחון, משרד האוצר ומשרד ראש הממשלה לבחינת פינוי כלל המחנות ממרכז הארץ ומאזורי הביקוש, לרבות מחנות סירקין, צריפין, תל השומר, מחנה שדה דב ומחנה שלי״ר רמת גן, בתאריך 4 בינואר 2015 התקבלה החלטת ממשלה מס׳ 2392 לפינוי מחנות צה״ל מאזורי הביקוש והמשך מעבר אמ״ן ותקשוב לנגב. לצורך מימושה נחתם ב-11 במארס 2015 הסכם שוה״ם 3 בין רמ״י, משרד האוצר, מנכ״ל רה״מ ומשהב״ט. למהלך זה יתרונות רבים לצה״ל ולמשק, כגון הגדלת היצע הדיור וזירוז פיתוח תשתיות אזרחיות וכן שדרוג וייעול תשתיות צה״ל.

להלן עיקרי החלטת הממשלה למימוש מהלך שוה״ם:

- מסגרת התקציב עבור העתקת המחנות עומדת על כ-14 מיליארד ש״ח ותוקצב מהתקבולים מפינוי הקרקעות.
- עיקר המחנות שיפונו: צריפין, תה״ש, גנים, סירקין, שדה דב וטירה 148. לכל מחנה נקבע מועד לפינוי.
- תקצוב המהלך נעשה בהתאם לאבני דרך לפינוי המחנות.
- פינוי המחנות יאפשר שיווק של 60 אלף יחידות דיור במרכז הארץ ובאזורי הביקוש.
- התקציב ינוהל בסעיף תקציבי נפרד מתקציב הביטחון (סעיף 83) בסכום של 500 מיליון ש״ח ו-2,629 מיליון ש״ח לשנים 2015 ו-2016 בהתאמה.

להלן עיקרי הפרויקטים למימוש מהלך שוה״ם:

- **אופק רחב** – מחנה רב-זרועי העתיד לאכלס בעיקר יחידות מזרוע היבשה, אגף כ״א ואגף הטכנולוגיה והלוגיסטיקה.
- **מרה״ס (מרכז הספקה אחוד)** – מרכז הספקה אחוד של אגף הטכנולוגיה והלוגיסטיקה.
- **שדה דב** – העתקת מחנה שדה דב.
- **סירקין**

החלטה מס׳ 2329 לעיל התקבלה בהמשך להסכמים האלו:

- ב-17 בדצמבר 2013 נחתם הסכם בין משרד האוצר, רמ״י ומשרד הביטחון (הסכם שוה״ם 1) לפינוי קרן הקריה (36 דונם), חלק ממתחמים 4 ו-5 במחנה צריפין (421 דונם) ומחנה פאלנורד. עד כה ובהתאם ללוחות הזמנים שנקבעו בהסכם פונו כלל השטחים בקרן הקריה.
- ב-16 ביוני 2014 נחתם הסכם נוסף בין משרד האוצר, רמ״י ומשרד הביטחון (הסכם שוה״ם 2) בגין התחייבות משהב״ט לפינוי מחנה שדה דב בפרק זמן של שלוש שנים. במסגרת הסכם זה הוקצתה למשהב״ט מקדמה עבור עלויות המעבר של מחנה שדה דב. בנוסף, סוכם כי משרד האוצר, רמ״י ומשרד הביטחון יסכמו את עלויות המעבר של מחנה שדה דב וכן יגבשו הסכם מפורט לפינוי המחנות ממרכז הארץ ומאזורי הביקוש בהתאם להחלטה מס׳ 3161 (מהלך שוה״ם). בימים אלה מתקיים משא ומתן בין משרד האוצר, רמ״י ומשרד הביטחון לסיכום מהלך שוה״ם.

הפרטת תעש

בתאריך 23 בדצמבר 2013 התקבלה החלטה מח/2 של ועדת השרים לענייני הפרטה בנושא הפרטת תעש. ההחלטה כללה מספר רבדים הנוגעים להפרטה הצפויה של תעש:

ראשית, הוחלט על הקמת חברה ממשלתית שתהיה בבעלות מלאה של המדינה ותיקרא תעש מערכות. לתעש מערכות יועברו כל הנכסים וההתחייבויות של חברת תעש, כך שכל אחזקות המדינה בתעש מערכות יימכרו למשקיע פרטי במקשה אחת. הליך המכירה ינוהל ע״י רשות החברות כמקובל בהליכי מכירה פרטית של מניות המדינה בחברות ממשלתיות, ותאגידים ממשלתיים לא יורשו להשתתף בהליך המכירה.

בנוסף, הוחלט על הקמת חברה ממשלתית נוספת בבעלות המדינה שתיקרא תומר ואליה תועבר פעילות ההנעה הרקטית של חטיבת גבעון, פעילות סלבין וכל הנכסים, ההתחייבויות והזכויות הקשורים בפעילויות אלו. כמו כן יועברו 330 עובדים מחטיבת גבעון ו-50 עובדים מחטיבת סלבין לחברת תומר. תבוצע הפרדה פיזית בין מתקני תעש מערכות לבין מתקני משרד הביטחון ומתקני תומר. חברת תומר תישאר בידי המדינה.

כמו כן, הושג סיכום בין-משרדי בנושא קרקעות תעש ונחתם הסכם בין משרד הביטחון למשרד האוצר במטרה לקדם את הפרטת תעש ואת העברת מפעלי תעש ומתקניה ממתחם רמת השרון לרמת בקע בנגב עד לשנת 2020 ולא יאוחר משנת 2022. ההסכם כולל הקמת צוות היגוי להסדרה סטטוטורית ולאינטגרציה בראשות משרד הביטחון ובהשתתפות נציגים נוספים: משרד האוצר, משרד ראש הממשלה, המשרד לאיכות הסביבה וגופים ממשלתיים נוספים, שיפעל להסדרה סטטוטורית של המקרקעין האלה: מתחם רמת בקע, מתחם נצרת עלית, מתחם חלופי לטירת הכרמל ושטח אליהו במתחם רמת השרון. כמו כן, צוות ההיגוי יהיה אחראי למעקב אחר שלבי הביצוע בגין פינוי המתחמים.

במטרה שלא לפגוע ביכולת הייצור ובמוקדי ידע ייחודים החיוניים לביטחון המדינה ולאינטרסים מיוחדים למדינה בתעש מערכות, נחתם הסכם רכש בין משהב״ט לחברת תעש מערכות שמטרתו לתמוך ביכולתה הכלכלית והתעשייתית של חברת תעש מערכות ולהבטיח המשך קיומם של תחומי פעילות מסוימים. במסגרת ההסכם משהב״ט מתחייב לרכש בשנים 2014–2018 במגוון תחומי פעילות.

הקרן לקליטת חיילים משוחררים

הצעת תקציב הקרן לקליטת חיילים משוחררים לשנות הכספים 2015 ו-2016 (סעיף 46) מסתכמת ב-2.2 מיליארד ש"ח בשנת 2015 ו-2.4 מיליארד ש"ח בשנת 2016.

החוק לקליטת חיילים משוחררים, התשנ"ד-1994 (להלן: החוק) מַקנה לחיילים משוחררים ולמי ששירת שירות לאומי או אזרחי זכויות שונות. מטרת החוק היא להעניק סיוע כספי לחיילי החובה המשוחררים ולמשרתי השירות האזרחי והלאומי בתחילת דרכם בחיים האזרחיים. החוק מיושם באמצעות הקרן לקליטת חיילים משוחררים (להלן: הקרן) הפועלת במשרד הביטחון ומהווה את המנגנון המבצע של החוק.

חיילים בשירות חובה (בצה"ל ובשאר מערכת הביטחון, לדוגמה במשטרה, במשמר הגבול ובשירות בתי הסוהר) ומשרתים בשירות אזרחי ולאומי זכאים לצבירה חודשית של כסף בגין חודשי השירות שבוצעו בפועל בהתאם לסוג השירות: לוחם, תומך לחימה או אחר. צבירה זו מחולקת לצבירה בגין מענק כספי וצבירה בגין קרן הפיקדון.

מענק כספי – מענק הניתן בעת השחרור. יצוין כי בינואר 2012 הוחלט על הכפלה של מענק השחרור במהלך שנפרס על פני חמש שנים (2012–2016).

קרן פיקדון – סכום כסף הנזקף לזכות החיילים ומיועד למטרות לימודים, הכשרה מקצועית, רכישת דירה, נישואין, לימודי נהיגה או פתיחת עסק. חייל משוחרר שלא מימש את מלוא קרן הפיקדון במהלך תקופת הזכאות יקבל את כל יתרת הכסף שנצברה לזכותו לאחר חמש שנים ועד תום השנה השביעית לשחרור.

בנוסף לאמור לעיל, **על פי חוק, הקרן לקליטת חיילים משוחררים מפעילה שתי קרנות נוספות:**

הקרן לסיוע נוסף – קרן המעניקה לחיילים משוחררים הזקוקים לכך סיוע כלכלי מיוחד: מלגות לימודים ומלגות קיום לחיילים משוחררים הלומדים במכינות קדם-אקדמיות. הסיוע ניתן על פי אמות מידה חברתיות-כלכליות. הקרן גם מממנת מלגות לימודים לחיילים משוחררים הלומדים במכללות טכנולוגיות לתכניות הנדסאים וטכנאים. סיוע זה מועבר החל משנה"ל תשע"ד ישירות מהקרן למוסדות הלימוד. כמו כן, הקרן מממנת קורסים ייעודיים של הכשרה מקצועית.

הקרן לעידוד השכלה גבוהה – קרן המממנת את שכר הלימוד בשנת הלימודים האקדמית הראשונה לחיילים משוחררים הלומדים בפריפריה ובירושלים או לחיילים מהפריפריה הלומדים במרכז (על פי קריטריונים שונים).

כ-90 אחוזים מתקציב הקרן מיועד לתשלומים השוטפים עבור מענקי השחרור והפיקדון המוענקים לזכאים על פי החוק, בהתחשב באופי ובאורך השירות כפי שפורט לעיל והיתרה מממנת את פעילות הקרן לסיוע נוסף והקרן לעידוד השכלה גבוהה.

הרכב תקציב הקרן לקליטת חיילים משוחררים 2016


מענקי שיחרור
35%
קרן פיקדון
55%
קרן
לעידוד רכישת
השכלה
3%
רזרבה
להתייקרויות
3%
קרן
לסיוע
נוסף
4%

דגשים לשנות הכספים 2016–2015

במהלך השנים 2012–2011 חוקקו שני תיקוני חקיקה:

- **תיקון 12 לחוק קליטת חיילים משוחררים** – תיקון זה מעניק לחיילים מימון מלגת לימודים בשנה"ל הראשונה לתואר הראשון במוסדות הלימוד להשכלה גבוהה שאינם אוניברסיטאות מחקר בפריפריה ובירושלים. בנוסף, חיילים משוחררים המתגוררים בפריפריה זכאים למלגות לימודים ולתכניות השכלה.
- **תיקון 14 לחוק קליטת חיילים משוחררים** – תיקון זה הביא להכפלה של מענק השחרור לחיילים משוחררים במהלך שנפרס על פני חמש שנים (2016–2012).

שיפור תנאי השכר לחיילי חובה ו/או העלאת הפיקדון לחיילים משוחררים

בישיבת הממשלה מיום 5 באוגוסט 2015, אישרה הממשלה בהחלטה מס׳ 364 תוספת של 600 מיליון ש״ח לשיפור תנאי השכר לחיילי החובה באמצעות העלאת דמי קיום לחיילי החובה או הגדלת הפיקדון לחיילים משוחררים. כמו כן, הוחלט על הקמת ועדה בהשתתפות שר האוצר, שר הביטחון, ושרת המשפטים, אשר תמליץ לממשלה על המודל המדויק ליישום התקציב האמור ועל אופן הדירוג לביצועו. המקור ליישום ההחלטה מתוקצב בסעיף 47 עד לגיבוש המלצות הוועדה.

תקציב הוצאות חירום אזרחיות (סעיף 16)

הצעת תקציב הוצאות החירום האזרחיות (סעיף 16) לשנות הכספים 2015–2016 מסתכמת ב-579 מיליון ש״ח ו-576 מיליון ש״ח בהתאמה, וסכום בגובה 200 מיליון ש״ח ו-200 מיליון ש״ח בהתאמה בהרשאה להתחייב.

דגשים לשנות הכספים 2015–2016

- **העברת משאבים של המשרד להגנת העורף למשרד הביטחון** – החל מיום 15 ביוני 2014, בהתאם להחלטת ממשלה מס׳ 1661 שהתקבלה ביום 1 ביוני 2014, בוטל המשרד להגנת העורף ואתו סמכויותיו בתחום העורף והן הועברו לשר הביטחון. עם סמכויות אלו עבר גם שטח הפעולה של רח״ל מהמשרד להגנת העורף למשרד הביטחון. כל המשאבים, לרבות התקציבים הרלוונטיים שהוקצו למשרד להגנת העורף, הועברו במלואם למשרד הביטחון במסגרת סעיף 16 לתקציב המדינה ״הוצאות חירום אזרחיות״.
- **תכנית הקמה ותחזוקה ומרכיבי ביטחון והתגוננות אזרחית** – כוללת תחזוקה ופיתוח בתחום מרכיבי הביטחון ובתחום ההתגוננות האזרחית. בתחום מרכיבי הביטחון, התכנית כוללת תחזוקה ופיתוח של מרכיבי הביטחון המבוצעים ביישובי עוטף עזה, קו התפר של איו״ש (קו התפר המזרחי), קו העימות בצפון וכן באזורים שונים בכלל הארץ, בהתאם להחלטות ממשלה ולנוכח הערכות מצב מודיעיניות המתייחסות לאיומים השונים. בתחום ההתגוננות האזרחית, התכנית כוללת ביצוע פעולות באחריות פיקוד העורף, כפי שפורט לעיל, כגון תחזוקה ופיתוח של מערכות צפירה והתרעה, מתן מענה לצורכי מיגון ומקלוט והדרכה והסברה לאוכלוסייה. כמו כן, תכנית זו כוללת תקצוב כוח אדם ייעודי עבור נושאים אלו.
- **תכנית העורף הלאומי** – הכוללת את תקצוב תקני כוח האדם והתפעול של מטה רח״ל, לרבות ועדת ההיגוי לרעידות אדמה אשר עברה לאחריות רח״ל מתוקף החלטת ממשלה מס׳ 1662 מיום 1 ביוני 2014. כמו כן, התכנית מיועדת לתקצוב הפרויקטים בתחום חיזוק העורף הלאומי והחוסן הלאומי המבוצעים באחריות רח״ל.
- **תכנית מיגון האוכלוסייה (״סופת חול״)** – בשנים 2015–2016 תכלול תכנית זו שמירה על כשירות מערך ״סופת חול״ עבור המגיבים הראשונים ועבור מענה רפואי.
- **מטוסי כיבוי** – חידוש ושדרוג חוזה חכירת טייסת כיבוי אווירי ל-14 מטוסי כיבוי בעלות של 68.4 מיליון ש״ח.
- **מיגון הניוד** – בשנת 2015 תכנית זו כוללת את התקציב שהוקצה מתוקף החלטת ממשלה מס׳ 1488 בסך של כ-15 מיליון ש״ח. לתקציב העורף האזרחי ובגין נושא זה התווספו 10 מיליון ש״ח בשנת 2015 ו-23.9 מיליון ש״ח בשנת 2016 בגין הסכמים קואליציוניים שנחתמו בשנת 2015.

תיאום הפעולות בשטחים (סעיף 17)

הצעת תקציב תיאום הפעולות בשטחים לשנות הכספים 2015 –2016 (סעיף 17) מסתכמת בכ-249 מיליון ש״ח ובכ-241 מיליון ש״ח בהתאמה, מהם כ-102 וכ-100 מיליון ש״ח בהתאמה בהוצאה נטו וכ-147 וכ-141 מיליון ש״ח בהתאמה בהוצאה מותנית בהכנסה. מקור ההוצאה המותנית בהכנסה הוא בהכנסות המנהל האזרחי באזור יהודה ושומרון.

יחידת תיאום הפעולות בשטחים פועלת בנושאים האזרחיים וההומניטריים הנוגעים לאוכלוסייה הפלסטינית שאינה מעורבת בפעילות טרור. בנוסף, מתאם הפעולות בשטחים מוביל את התיאום האזרחי והביטחוני עם הארגונים הבין-לאומיים הפועלים בשטחי יהודה ושומרון ועזה וכן פעילויות תכנון וביצוע תשתיות ופרויקטים של פיתוח לאוכלוסיית אזור יהודה ושומרון (יהודים ופלסטינים).

היעדים העיקריים של תיאום הפעולות בשטחים

תקציב תיאום הפעולות בשטחים (להלן: ״המתפ״ש״) מהווה מסגרת לפעילות התיאום והקישור בין מדינת ישראל והרשות הפלסטינית בנקודות העיקריות האלה:

- גיבוש הערכת מצב אזרחית בזירה הפלסטינית, זיהוי וניתוח מגמות, תהליכים ותפניות לקביעת מדיניות בדרג הצבאי והמדיני.
- מעורבות והשפעה בפיתוח יכולות כלכליות ותשתיות פלסטיניות, לרבות מצמצמות תלות, שימור ושיפור מרקם החיים הפלסטיני לצד שימור והרחבת ערוצי התיאום והקישור והשתלבות בלחימה בגורמי הטרור.
- הכוונה והשפעה על מעורבות הקהילה הבינ״ל בזירה הפלסטינית והשתלבות בלחימה בגורמי הטרור.
- הכוונה והשפעה על מעורבות הקהילה הבינ״ל בזירה הפלסטינית והשתלבות מוגברת במאמץ ההסברה לחיזוק הלגיטימציה בזירה הערבית והבין-לאומית.
- מימוש הסמכויות האזרחיות כלפי האוכלוסייה הפלסטינית וההתיישבות הישראלית בשטחי C.
- תכנון תהליכי בניין הכוח ומימושם, תוך הסדרה ארגונית ותורתית וכן הובלת המרכיב האזרחי והטמעתו.
- שימור, פיתוח וטיפוח מיטבי של ההון האנושי (סדיר, מילואים ואזרחים) בהתאם לערכי צה״ל והמתפ״ש.

בנוסף, המתפ״ש מוביל את התכנית לשיקום, פיקוח ואכיפה ברצועת עזה.

המשרד לביטחון הפנים

הצעת התקציב השוטף של המשרד לביטחון הפנים לשנות הכספים 2015 ו-2016 (סעיף 07) מסתכמת בכ-15,427 מיליון ש״ח ו-16,117 מיליון ש״ח בהתאמה, מהם כ-14,321 מיליון ש״ח ו-15,037 מיליון ש״ח בהתאמה בהוצאה נטו וכ-1,106 מיליון ש״ח ו-1,080 מיליון ש״ח בהתאמה בהוצאה מותנית בהכנסה. כמו כן, בשנים 2015 ו-2016 תועמד לרשות המשרד לביטחון הפנים הרשאה להתחייב בגובה של כ-2,870 מיליון ש״ח ו-3,068 מיליון ש״ח בהתאמה.

הצעת תקציב הפיתוח של המשרד לביטחון הפנים לשנות הכספים 2015 ו-2016 (סעיף 52) מסתכמת בכ-918 מיליון ש״ח ו-533 מיליון ש״ח בהתאמה, מהם כ-863 מיליון ש״ח ו-478 מיליון ש״ח בהתאמה בהוצאה נטו וכ-55 מיליון ש״ח ו-55 מיליון ש״ח בהתאמה בהוצאה מותנית בהכנסה. כמו כן, בשנים 2015 ו-2016 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-990 מיליון ש״ח ו-567 מיליון ש״ח בהתאמה.

המשרד לביטחון הפנים הוא גוף מטה משולב האחראי לאכיפת החוק, לשמירת הסדר הציבורי ולפעילות בתחומים השונים של ביטחון הפנים במדינת ישראל. המשרד פועל, בין היתר, באמצעות הגופים האלה:

- **משטרת ישראל** – מופקדת על ביצוע התפקידים והמשימות בתחום ביטחון הפנים, על שמירת הסדר הציבורי ועל הלחימה בפשיעה ופועלת על פי הסמכויות שהוענקו לכל שוטר בפקודת המשטרה (נוסח חדש), תשל״א-1971, בחוק המשטרה (דין משמעתי, בירור קבילות שוטרים והוראות שונות), תשס״ה-2005 ובחוקים נוספים.
- **שירות בתי הסוהר** – ארגון כליאה לאומי, אחראי לאחזקת אסירים ועצורים במשמורת על פי התנאים שנקבעו בחוק ולטיפול באסירים בתקופת שהותם בבית הסוהר, במגמה לסייע בשיקומם ובהשתלבותם בחברה בתום תקופת המאסר.
- **הרשות הלאומית לכבאות והצלה** – עיקר תפקידה הוא מניעה וכיבוי של דלקות, חילוץ והצלה, טיפול במפגעים והצלת חיי אדם.
- **הרשות להגנה על עדים** – הרשות מתמודדת עם תופעת האיומים על עדים ברמת סיכון גבוהה וכנגד הפגיעה בשלומם על ידי גורמים עבריינים.
- **הרשות הלאומית למלחמה בסמים ובאלכוהול** – הרשות אחראית להובלת המאבק בסמים ובאלכוהול, לקביעת מדיניות לאומית ולתיאום ביצועה באמצעות משרדי הממשלה השונים.

כמו כן, המשרד לביטחון הפנים מפעיל תכניות שונות למניעת אלימות ולצמצום הפשיעה ברשויות המקומיות בכלל ובקרב בני נוער בפרט.

דגשים לשנת הכספים 2015

- **הטיפול בתופעת ההסתננות הבלתי חוקית** – בהמשך להקצאת משאבים שבוצעה בשנים 2013–2014 לטיפול בתופעת ההסתננות הבלתי חוקית לישראל, נוספו לגופי המשרד לביטחון הפנים כ-162 מיליון ש״ח ו-391 תקני כוח אדם לשם הקמה ותפעול של מתקן השהייה הפתוח בקציעות (מתקן ״חולות״) ולשם תגבור תחושת הביטחון האישי של התושבים באזורים שבהם יש ריכוז גבוה של שוהים בלתי חוקיים, בהתאם למדיניות הממשלה, כפי שהותוותה בהחלטת ממשלה מס׳ 960 מיום 24 בנובמבר 2013.

- **רשות הכבאות הארצית** – בהתאם להחלטת ממשלה מס׳ 2699 מיום 9 בינואר 2011 בדבר שיפור היערכות העורף למקרי חירום ואסונות, הועבר שטח הפעולה של נציבות הכבאות וההצלה ממשרד הפנים למשרד לביטחון הפנים והוקמה רשות ארצית לכיבוי והצלה, תוך הלאמת איגודי הערים והקמת מערך ארצי אחיד. בנוסף למשאבים שכבר הוקצו בשנים שלאחר הקמת הרשות הלאומית, ובהמשך לחקיקת חוק הרשות הארצית לכבאות והצלה התשע״ב-2012, יתווספו 109 מיליון ש״ח בשנת 2015 ו-44 מיליון ש״ח בשנת 2016 לבסיס תקציב המשרד לביטחון הפנים.

- **המכללה הלאומית להדרכת שוטרים במשטרת ישראל** – הקצאת משאבים בשנת 2015 בסך של כ-155 מיליון ש״ח לשם הקמתה ותפעולה של המכללה הלאומית להדרכת שוטרים במשטרת ישראל, שהוקמה בשיטת BOT באזור בית שמש. המכללה הלאומית מרכזת את כלל מתקני ההדרכה ואת קורסי ההכשרה הקיימים במשטרת ישראל ונותנת שירותים ואמצעים מהמתקדמים ביותר בתחומי ההדרכה, הלמידה, האימון והתחקור. המכללה נפתחה בתחילת שנת 2015.

- **שיטור עירוני** – המשך יישום והרחבת פיילוט שיטור עירוני ב-32 רשויות מקומיות נוספות (16 מתוכן השתתפו בתכנית בשנת 2014). הפיילוט גובש בהתאם להחלטת ממשלה שטע/4 מיום 8 ביוני 2010, ובגין פעילות זו ניתן תקציב תוספתי של כ-95 מיליון ש״ח ו-426 שוטרים. מדובר בהרחבת התכנית אשר פועלת כיום ב-29 רשויות מקומיות. בהתאם לסיכום בין המשרדים, יורחב המערך בשנת 2015 לשש רשויות נוספות (בתוכן עיר מרכזית גדולה – תל אביב), ולאחר מכן יופעל המערך ב-61 רשויות מקומיות. מערך השיטור העירוני פועל מתוקף הוראת שעה.

- **הגברת הטיפול בתופעת השחיתות הציבורית** – תגבור מערך המודיעין של משטרת ישראל על מנת לחזק את האכיפה כנגד תופעת השחיתות הציבורית, לרבות בחברות ממשלתיות.

- **תגבור מערך הסיגנט** – העצמה ושדרוג של מערך הסיגנט במשטרת ישראל. לשם כך הוקצו למשטרת ישראל משאבים עבור הצטיידות חד-פעמית וגיוס 70 שוטרים בשנים 2015–2016. כך תוכל משטרת ישראל לשפר את יכולותיה המבצעיות, הן באמצעות הרחבה משמעותית של יכולותיה הטכנולוגיות (פיתוח ורכש של מערכות טכנולוגיות) והן על ידי הגדלת היקף כוח האדם הייעודי העוסק בנושא.

- **אבטחת מוסדות חינוך** – בהמשך להחלטת ממשלה מס׳ 3788 מיום 3 באוקטובר 2011, משטרת ישראל תרחיב בהדרגה את אבטחת מוסדות החינוך במגזר הלא יהודי. בהתאם לכך התווספו משאבים כמותווה בהחלטת הממשלה. כמו כן יתווספו משאבים בסך של כ-35 מיליון ש״ח לשם הגדלת תקציב אבטחת מוסדות החינוך הנובע מכניסתו לתוקף, בנובמבר 2013, של חוק העסקת עובדים במגזר הציבורי על ידי קבלני שירות בתחומי השמירה והניקיון.

- **מתחמי שיטור** – הקצאת משאבים להקמת שני מתחמים נוספים לשם ביסוס שלטון החוק, שיפור השירות וחיזוק תחושת הביטחון האישי במגזר הלא יהודי, בהיקף כולל של 130 שיאי שוטרים. מדובר בהרחבה של תכנית שיישומה החל בשנת 2011 בהמשך להחלטת ממשלה מס׳ 1539 מיום 22 במארס 2010. עד כה הוקמו שישה מתחמים בנצרת, טייבה, מתחם עיירות (המרכז מספר יישובים בדרום הארץ), כרמיאל, עירון וכפר קאסם.
- ביצוע שני **שינויים מבניים עיקריים** בגופים:
  - עריכת פיילוט ליישום ״משק סגור״ במשטרת ישראל, כך שלמפקד תהיה סמכות ואחריות למשאבים שהועמדו לרשותו לצורך השגת היעדים שהוגדרו. מודל זה יתמרץ את המפקדים לחסוך ולייעל את משאביהם.
  - עריכת פיילוט לבחינת שינוי במודל המשמרות בשירות בתי הסוהר ולבחינת שינויים מבניים נוספים לשם ייעול המשאבים המוקצים עבורו.
- **הסכמי שכר** – הקצאת משאבים בהתאם להסכמי שכר משנים קודמות במשטרת ישראל ובשירות בתי הסוהר, ביניהם: מסלולי שירות, תגבור שכר שוטר וסוהר מתחיל ותוספת רמות פעילות.
- **בינוי בשב״ס** – על מנת לשפר את תנאי המחייה של אסירים הכלואים במתקני הכליאה של השב״ס ובהתאם לצורכי הארגון, הוקצו לשב״ס משאבים לשם בינוי מקומות כליאה נוספים. במסגרת משאבים אלו בנה השב״ס 480 מקומות כליאה נוספים עבור אסירים ביטחוניים בכלא עופר.

דגשים לשנת הכספים 2016

- **התעצמות** – הוסכם בין הצדדים כי תקציב ההתעצמות לשנת 2016 הוא 300 מיליון ש״ח, מזה 240 מיליון ש״ח בבסיס תקציב המשרד לביטחון הפנים (180 מיליון ש״ח בשנת 2016). ככל שיידרש, יוקצה כלל הסכום בסך 300 מיליון ש״ח בשנת 2016. תקציב ההתעצמות יוקצה ליישום שורה של שורת תכניות בהתאם לפירוט שלהלן:
  - **החברה הערבית** – בהמשך לסיכומים קודמים בנושא הגברת הנוכחות, השירות והאכיפה של משטרת ישראל ושל גופי המניעה של המשרד בחברה הערבית (״תכנית המתחמים״) וכחלק נוסף ומשלים יתווספו בשנים 2016–2017 היקף שוטרים משמעותי להקמה ולחיזוק של תחנות ונקודות משטרה, להקמת ״אורגנים״ נוספים, להרחבת היקף המש״קים ועוד. במקביל לתגבור כוחות המשטרה, ימשיך המשרד בהרחבת תכניות המניעה (״המאמץ האזרחי״). כמו כן, תיבחן בניית תכנית לעידוד גיוס בני החברה הערבית לעבודה בגופי המשרד לביטחון הפנים, גיבוש מנגנון תמרוץ לעידוד גיוסם של בני החברה הערבית נוספים ובניית מסלול שירות אזרחי ביטחוני למתנדבים בני החברה הערבית בגופי המשרד לביטחון הפנים.
  - **הגברת נוכחות השוטרים ברחובות** – במטרה להביא לשיפור הביטחון האישי ולתחושת ביטחון אישי תוגבר הנוכחות של שוטרים ברחובות (״שוטרי מקוף״). בהתאם, יגבש המשרד לביטחון הפנים תכנית להגברת הנוכחות של שוטרים ברחובות, זאת בהתייחס לאתגרים המאפיינים אזורים שונים – אזורי בילוי, אזורי מסחר, מוקדי תיירות ועוד.
  - **חיזוק ביטחון ירושלים** – בהתאם לסיכום בין המשרדים מיום 15 בדצמבר 2014 ובהתאם לתכנית שאושרה בהחלטת ממשלה מס׳ 1775 מיום 29 ביוני 2014 (מב״ט קדם) יתוגבר בסיס תקציב המשרד לביטחון הפנים לצורך

תקצוב 50 שיאי כוח אדם בבסיס תקציב המשרד לביטחון הפנים, זאת על מנת לאפשר את המשך ההפעלה של יחידת השיטור העירוני בירושלים.

- **שיקום בשב״ס** – בהמשך לחקיקת תיקון 42 לפקודת בתי הסוהר, מחובתו של המשרד לביטחון הפנים לפרסם תקנות בנושא שיקום וחינוך האסיר טרם שחרורו. לצורך יישום התקנות יתוגבר בסיס תקציב שב״ס בשנים 2016–2018 בסכום של 86 מיליון ש״ח, מהם 44 בבסיס התקציב וכן ב-165 תקני כ״א.

תקציב משטרת ישראל – הצעת תקציב משטרת ישראל לשנים 2015 ו-2016 מסתכמת בכ-10.9 ו-11.3 מיליארד ש״ח בהתאמה (תקציב ברוטו, כולל תקציב פיתוח, לא כולל השתתפויות).

תקציב שירות בתי הסוהר – הצעת תקציב שירות בתי הסוהר לשנים 2015 ו-2016 מסתכמת בכ-3.46 ו-3.47 מיליארד ש״ח בהתאמה (תקציב ברוטו, כולל תקציב פיתוח, לא כולל השתתפויות).

תקציב הרשות הלאומית לכבאות והצלה – הצעת תקציב הרשות הלאומית לכבאות והצלה לשנים 2015 ו-2016 מסתכמת בכ-1.16 ו-1.21 מיליארד ש״ח בהתאמה (תקציב ברוטו, לא כולל השתתפויות).

פילוח תקציב המשרד לביטחון הפנים לפי גופיו - שנת 2015
תקציב ברוטו, מיליוני ש״ח


המשרד לביטחון הפנים
משטרת ישראל
שירות בתי הסוהר
רשות הכבאות וההצלה
משטרת ישראל 10,879
המשרד לביטחון הפנים 845
רשות הכבאות וההצלה 1,162
שירות בתי הסוהר 3,459

מקור: משרד האוצר

פילוח תקציב המשרד לביטחון הפנים לפי גופיו - שנת 2016

תקציב ברוטו, מיליוני ש״ח


המשרד לביטחון הפנים
משטרת ישראל
שירות בתי הסוהר
רשות הכבאות וההצלה
משטרת ישראל
11,324
המשרד
לביטחון הפנים
653
רשות הכבאות
וההצלה
1,209
שירות בתי הסוהר
3,466

מקור: משרד האוצר

משרדי המטה

קבוצת המשרדים המנהליים כוללת את המשרדים הבאים: משרד ראש הממשלה והמטה לביטחון לאומי, משרד האוצר, משרד המשפטים, משרד החוץ, משרד הפנים ורשות האוכלוסין, ההגירה ומעברי הגבול. בפרק זה נכללות גם הוצאות ממשל כדוגמת העברות לרשויות המקומיות; תקציב הכנסת, חברי הממשלה, נשיא המדינה ומשרד מבקר המדינה; ומימון המפלגות.

מאפייני התקציב

המשרדים המנהליים משרתים קשת רחבה של פעילות מטה ממשלתית. הם מאופיינים בעתירות כוח האדם, ולכן חלק ניכר מהתקציב השוטף במשרדים אלה מיועד למימון הוצאות שכר, והיתרה – לתקציבי קניות ופיתוח, המיועדים בעיקר לתפעול המשרדים. סך ההוצאה התקציבית של משרדים אלה בשנת 2015 עומדת על 16.5 מיליארד ש״ח, כ- 5 אחוזים מסך ההוצאה התקציבית ובשנת 2016 עומדת על 15.6 מיליארד ש״ח, כ-4.5 אחוזים מסך ההוצאה התקציבית.

תקציב משרדי המטה לשנת הכספים 2015

במליארדי ש״ח


פנים ורשויות מקומיות
5.3
משרדים נוספים
1.7
אוצר
2.5
חוץ
1.6
ראש הממשלה
2.2
משפטים
3.3

תקציב משרדי המטה לשנת הכספים 2016
במליארדי ש"ח


פנים ורשויות מקומיות
5.2
משרדים נוספים
1.3
אוצר
2.6
חוץ
1.7
ראש הממשלה
1.7
משפטים
3.3
שירותי דת
0.6

משרד ראש הממשלה

הצעת תקציב משרד ראש הממשלה לשנת הכספים 2015 (סעיף 04) מסתכמת בכ-2.16 מיליארד ש״ח, מהם כ-2.13 מיליארד ש״ח בהוצאה נטו וכ-36 מיליון ש״ח בהוצאה מותנית בהכנסה.

הצעת תקציב משרד המטה לביטחון לאומי לשנת הכספים 2015 (סעיף 10) מסתכמת בכ-44.2 מיליון ש״ח.

הצעת תקציב משרד ראש הממשלה לשנת הכספים 2016 (סעיף 04) מסתכמת בכ-1.65 מיליארד ש״ח, מהם כ-1.63 מיליארד ש״ח בהוצאה נטו וכ-15 מיליון ש״ח בהוצאה מותנית בהכנסה.

הצעת תקציב משרד המטה לביטחון לאומי לשנת הכספים 2015 (סעיף 10) מסתכמת בכ-50 מיליון ש״ח.

משרד ראש הממשלה כולל את היחידות, הגופים והתחומים הכפופים ישירות לאחריות ראש הממשלה וכולל בנוסף יחידות וגופים עצמאיים בקביעת תכניות העבודה שלהם ובניהול תקציבם:

- **היחידות והגופים הכפופים ישירות לאחריות ראש הממשלה:** יועצים לראש הממשלה; האגף לממשל וחברה; האגף לתכנון, תיאום ופנים; אגף כלכלה ותשתיות; המועצה הלאומית לכלכלה; המועצות להנצחת נשיאים וראשי ממשלה ומרכזי ההנצחה למנחם בגין וליצחק רבין; מטה ההסברה הלאומי; הרשות לקידום מעמד האישה; מערך הגיור; מטה התקשוב הממשלתי, מטה ״ישראל דיגיטלית״ ועוד.
- **היחידות והגופים העצמאיים בקביעת תכניות העבודה שלהם ובניהול תקציבם:** המשרד לירושלים ומורשת; המשרד לנושאים אסטרטגיים והסברה; המשרד לענייני מודיעין; המשרד לשוויון חברתי; הלשכה המרכזית לסטטיסטיקה; מנהלת תנופה – יישום תכנית ההתנתקות; נציבות שירות המדינה; לשכת הקשר נתיב; המשרד לפיתוח הנגב והגליל והמשרד לשיתוף פעולה אזורי.

נוסף על יחידות אלו, יחידות המטה לביטחון לאומי, ולשכת הפרסום הממשלתי הן יחידות הכפופות למשרד ראש הממשלה, אולם הן מתוקצבות בסעיפים תקציביים נפרדים. המטה לביטחון לאומי מתוקצב בסעיף 10, כמו-כן, המשרד לשירותי דת והרבנות הראשית הועברו ב-2016 מסעיף 04 לסעיף 22 ולשכת הפרסום הממשלתית והמדפיס הממשלתי מתוקצבים בסעיף 89 כמפעלים עסקיים.

דגשים לשנות הכספים 2015–2016

- הקמת המשרד לשוויון חברתי ובו –
  - הרחבת פעילות למען האזרחים הוותיקים
  - הרחבת פעילות מטה ״ישראל דיגיטלית״

- פיתוח ותגבור תקציב המשרד לנושאים אסטרטגיים לצורך מלחמה בדה-לגיטימציה
- תגבור משמעותי בתחום הסייבר
- פיצול והקמת משרדים –
  - פיצול משרד ההסברה והתפוצות למשרד לירושלים ומורשת והמשרד לנושאים אסטרטגיים והסברה
  - פיצול המשרד לעניינים אסטרטגים ומודיעין למשרד לנושאים אסטרטגיים והסברה והמשרד לענייני מודיעין
  - איחוד המשרד לאזרחים וותיקים, ״ישראל דיגיטלית״, הרשות לקידום מעמד האישה, הרשות לפיתוח כלכלי של המגזר הערבי
- העברת יחידות למשרד ראש הממשלה – העברת מטה התקשוב הממשלתי ממשרד האוצר
- העברת יחידות ממשרד ראש הממשלה – העברת המשרד לשירותי דת והרבנות הראשית לסעיף 22, העברת החטיבה להתיישבות, מטה להסדרת התיישבות הבדואים בנגב ורשות הבדואים לסעיף 33
- תגבור פעילות המשרד לירושלים והתפוצות בהתאם לסיכומים קואליציוניים.

משרד האוצר

הצעת תקציב משרד האוצר לשנת הכספים 2015 (סעיף 05) מסתכמת בכ-2.7 מיליארד ש"ח, מהם כ-2.38 מיליארד ש"ח בהוצאה נטו וכ-319 מיליון ש"ח בהוצאה מותנית בהכנסה.

הצעת תקציב משרד האוצר לשנת הכספים 2016 (סעיף 05) מסתכמת בכ-2.7 מיליארד ש"ח, מהם כ-2.45 מיליארד ש"ח בהוצאה נטו וכ-333 מיליון ש"ח בהוצאה מותנית בהכנסה.

הצעת תקציב הדיור הממשלתי לשנת הכספים 2015 (סעיף 51) מסתכמת בכ-340 מיליון ש"ח בהוצאה ברוטו, מהם 150 מיליון ש"ח בהוצאה נטו. כמו כן, בשנת 2015 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-3.1 מיליארד ש"ח.

הצעת תקציב הדיור הממשלתי לשנת הכספים 2016 (סעיף 51) מסתכמת בכ-362 מיליון ש"ח בהוצאה ברוטו, מהם 172 מיליון ש"ח בהוצאה נטו. כמו כן, בשנת 2015 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-1.5 מיליארד ש"ח.

משרד האוצר נחלק למשרד הראשי ולרשות המסים בישראל. המשרד הראשי אחראי למספר רב של תחומים כלכליים של מדינת ישראל. יחידות המשרד העיקריות הן אגף התקציבים אשר מכין את תקציב המדינה ומפקח עליו; החשב הכללי המנהל את כספי המדינה ואת נכסיה; אגף שוק ההון המפקח על שוק ההון והביטוח במשק; רשות החברות הממשלתיות המפקחת על החברות הממשלתיות; האגף לשכר ולהסכמי עבודה, המנהל משא ומתן עם ועדי העובדים ועם הארגונים המייצגים אותם ומבצע הסכמי עבודה במשק; אגף הכלכלן הראשי, המגבש מדיניות בתחום הכנסות המדינה ומחקר כלכלי ויוצר קשרים בין-לאומיים כלכליים ועוד.

רשות המסים בישראל אחראית לגביית המסים הישירים והעקיפים.

דגשים לשנות הכספים 2015–2016

- תגבור רשות המסים לצורך העמקת הגבייה והמלחמה בהון השחור
- תגבור תקציבי המחשוב של רשות המסים בישראל
- תגבור היחידה לקידום החינוך הפיננסי
- תגבור האפוטרופוס לנכסי נפקדים, לצורך מתן מלגות לסטודנטים מוסלמים
- תגבור רשות החברות הממשלתיות בהתאם לתכנית הנפקות המיעוט של רשות החברות בהתאם להחלטת ממשלה 2093 מיום 7 באוקטובר 2014
- העברת התקשוב הממשלתי ממשרד האוצר למשרד ראש הממשלה.

משרד המשפטים

הצעת תקציב משרד המשפטים לשנת הכספים 2015 (סעיף 08) מסתכמת בכ-4.1 מיליארד ש״ח, מהם כ-3.2 מיליארד ש״ח בהוצאה נטו, וכ-878 מיליון ש״ח בהתאמה בהוצאה מותנית בהכנסה.

הצעת תקציב הפיתוח של משרד המשפטים לשנת הכספים 2015 (סעיף 53) מסתכמת בכ-81 מיליון ש״ח. כמו כן, בשנת 2015 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-30 מיליון ש״ח.

הצעת תקציב משרד המשפטים לשנת הכספים 2016 (סעיף 08) מסתכמת בכ-4.2 מיליארד ש״ח, מהם כ-3.2 מיליארד ש״ח בהוצאה נטו, וכ-957 מיליון ש״ח בהתאמה בהוצאה מותנית בהכנסה.

הצעת תקציב הפיתוח של משרד המשפטים לשנת הכספים 2016 (סעיף 53) מסתכמת בכ-80 מיליון ש״ח. כמו כן, בשנת 2016 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-30 מיליון ש״ח.

משרד המשפטים הוא שחקן מרכזי בפעילות המשק, ברמת מתן שירותים לאזרח, אכיפת החוק, ייעול הפעילות הממשלתית והסדרת הפעילות הכלכלית במשק. המשרד אחראי למספר רב של יחידות, ביניהן: הנהלת בתי המשפט, האגף לרישום והסדר מקרקעין, פרקליטות המדינה, הסנגוריה הציבורית, האפוטרופוס הכללי, רשות האכיפה והגבייה המורכבת מההוצאה לפועל ומהמרכז לגביית קנסות, בתי הדין השונים ועוד.

במסגרת הצעת התקציב לשנים 2015–2016 ניתן ביטוי לייעול השירות לאזרח ולהתמודדות של משרד המשפטים עם הגידול במספר המשימות ובאופיין אשר מקורו בשינויים אקסוגניים כגון הגדלת מספר הפונים לסיוע משפטי ולסנגוריה הציבורית.

דגשים לשנות הכספים 2015–2016

- **יישום התכנית האסטרטגית במערכת המשפט** – הקצאת משאבים ותשומות כוח אדם, לרבות שופטים, על מנת לסייע בהתמודדות עם העומס המוטל על מערכת בתי המשפט. זאת, במקביל ליישום ולעמידה ביעדים בהתאם לסיכום על תכנית אסטרטגית לייעול המערכת ולשיפור השירות לאזרח. כמו כן מקודמים נושאים שנועדו לייעל את עבודת המערכת, לצמצם הליכים ובקשות סרק, לקצר את אורך חיי התיק, נושאים כגון מעבר למשמרת אחר הצהריים בבתי המשפט, בחינת המעבר מהקלדה להקלטה ועוד.
- **תגבור תקציבי השכר במשרד המשפטים** – בהתאם לגידול בפעילות כאמור.
- **תגבור הסיוע המשפטי והסנגוריה הציבורית** – בהתאם לחוק ולפעילות.
- **תגבור תקציב הפיקוח על אפוטרופוסים לחוסים חסרי אמצעים.**
- **הרחבת פעילות מסלול המזונות ברשות האכיפה והגבייה – המסלול מאפשר לרשות האכיפה והגבייה לפעול בשם הזוכה, בין אם זוכָה פרטית ובין אם הזוכֶה הוא המוסד לביטוח לאומי, ולפעול לגביית החוב.**

- **אפשרות מתן צו הפטר בהוצאה לפועל** – בהתאם לחוק ההוצאה לפועל (מתן הפטר לחייב מוגבל באמצעים) (הוראת שעה), התשע"ה-2014 **ניתן מענה משאבי למתן צו הפטר בהוצאה לפועל לחייבים אשר מוגדרים "חסרי אמצעים" ועונים לקריטריונים הקבועים בחוק.**

משרד החוץ

הצעת תקציב משרד החוץ לשנת הכספים 2015 (סעיף 09) מסתכמת בכ-1.684 מיליארד ש״ח, מהם כ-1.607 מיליארד ש״ח בהוצאה נטו וכ-77.5 מיליון ש״ח בהוצאה מותנית בהכנסה.

הצעת תקציב משרד החוץ לשנת הכספים 2016 (סעיף 09) מסתכמת בכ-1.732 מיליארד ש״ח, מהם כ-1.655 מיליארד ש״ח בהוצאה נטו וכ-77.5 מיליון ש״ח בהוצאה מותנית בהכנסה.

משרד החוץ מופקד על גיבוש מדיניות החוץ של ממשלת ישראל ועל ביצועה בקרב מדינות המקיימות יחסים דיפלומטיים עם מדינת ישראל. משרד החוץ מייצג את המדינה בפני ממשלות זרות, ארגון האומות המאוחדות וארגונים בין-לאומיים נוספים.

על המשרד מוטל להסביר את עמדותיה של מדינת ישראל ברחבי העולם ; לקדם את הקשרים המדיניים, האסטרטגיים, הכלכליים והמסחריים ואת קשרי התרבות והמדע ; לתת סיוע חוץ ; ולפתח מכלולים של שיתופי פעולה עם ארצות מתפתחות. בנוסף, על המשרד מוטל לקדם ולטפח את הקשרים המדיניים והאחרים עם הקהילות היהודיות בתפוצות ועם נציגי דתות אחרות. המשרד מטפל בשמירת זכויותיהם של האזרחים הישראלים השוהים בחו״ל ומסייע להם באמצעות נציגויותיו בחו״ל.

השינויים העיקריים בתקציב משרד החוץ לשנות הכספים 2016–2015

- פתיחת שגרירויות ישראל באסונסיאון, בירת פרגוואי ובוילנה בירת ליטא
- תקצוב החלטת ממשלה סין/3 שעניינה תכנית לקידום והרחבת הקשרים הכלכליים בין ישראל וסין.
- תקצוב החלטת ממשלה מס׳ 1604 מיום 18 במאי 2014 שעניינה חיזוק הקשרים הכלכליים עם מדינות אמריקה הלטינית והברית הפאסיפית ובהתאם – פתיחת השגרירות באסונסיאון.
- טיפול ושיפוץ נציגויות ישראל בחו״ל הנמצאות במצב תחזוקתי ירוד.
- תגבור תקציב ההשתתפות בארגונים בין-לאומיים.
- התאמות בתקציב המשרד בהתאם לשינויים בשערי החליפין.
- סגירת שבע נציגויות של המשרד בחו״ל עד סוף שנת 2016, בהתאם להחלטת הממשלה מס׳ 402 מיום 5 באוגוסט 2015 שעניינה מיקוד הפעילות הממשלתית בחו״ל.

משרד הפנים והרשויות המקומיות

הצעת תקציב משרד הפנים לשנות הכספים 2015–2016 (סעיפים 06, ו-18), ללא תקציבי מימון המפלגות, מימון הבחירות לכנסת ורשות ההגירה, האוכלוסין ומעברי הגבול (סעיפים 14 ו-68), מסתכמת בכ-4.84 מיליארד ש״ח וכ-4.64 מיליארד ש״ח בהתאמה, מהם כ-4.79 מיליארד ש״ח וכ-4.64 מיליארד ש״ח בהוצאה נטו בהתאמה, וכ-43 מיליון ש״ח בשנת 2015 ו-1.4 מיליון ש״ח בשנת 2016 בהוצאה מותנית בהכנסה. בשנים 2015–2016 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-795 מיליון ש״ח וכ-596 מיליון ש״ח בהתאמה.

הצעת תקציב משרד הפנים לשנות הכספים 2015–2016 (סעיף 06) מסתכמת בכ-587 מיליון ש״ח ובכ-237 מיליון ש״ח בהתאמה, מהם כ-544 מיליון ש״ח וכ-235 מיליון ש״ח בהתאמה בהוצאה נטו, וכ-43 מיליון ש״ח בשנת 2015 ו-1.4 מיליון ש״ח בשנת 2016 בהוצאה מותנית בהכנסה. בשנים 2015–2016 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-213 מיליון ש״ח וכ-6 מיליון ש״ח בהתאמה.

הצעת תקציב הרשויות המקומיות לשנות הכספים 2015–2016 (סעיף 18) מסתכמת בכ-4.25 מיליארד ש״ח ובכ-4.4 מיליארד ש״ח בהתאמה בהוצאה נטו. בשנים 2015–2016 תועמד הרשאה להתחייב בגובה של 582 מיליון ש״ח ו-590 מיליון ש״ח בהתאמה.

משרד הפנים אחראי מטעם הממשלה לנושאים שלהלן:

- פיקוח על הרשויות המקומיות והכוונת פעולותיהן בהתאם לחוק ולמדיניות הממשלה
- ארגון וניהול הבחירות לרשויות המקומיות והכנת פנקס בוחרים
- פיקוח על אתרי הרחצה ועל רישוי עסקים
- מתן שירותי דת וסיוע בשיפוץ ובפיתוח של מבני דת לעדות הלא יהודיות
- שמירה על המאגר הביומטרי.

בהתאם להחלטת ממשלה מס׳ 125 (דר/2) מיום 25 ביוני 2015, אשר עניינה התאמת מבנה ניהול הנדל״ן בממשלה להתמודדות עם משבר הדיור, הועברו תחום מנהל התכנון והיחידה הארצית לפיקוח על הבנייה ממשרד הפנים למשרד האוצר.

דגשים לשנות הכספים 2016–2015

הרשויות המקומיות

- **מענקי האיזון** – משרד הפנים פועל במסגרת תקציבו לסייע לרשויות המקומיות. הסיוע המרכזי ניתן באמצעות מענקי איזון. מענק האיזון נועד להשלים את הכנסותיהן הנורמטיביות של הרשויות המקומיות להוצאות הנורמטיביות של הרשויות המקומיות (הנגזרות מנוסחת ההקצאה), על מנת לסייע להן לספק לתושביהן רמה סבירה של שירותים מוניציפליים. משנת 2004 התחיל משרד הפנים להקצות בצורה הדרגתית את מענקי האיזון לרשויות המקומיות בהתאם להמלצות ועדה ציבורית חדשה (ועדת גדיש). נוסחת גדיש מחשבת את מענק המודל לרשויות באמצעות חישוב ההפרש בין ההוצאה הנורמטיבית וההכנסה הנורמטיבית לנפש על פי מודל. הפרש זה מהווה את מענק המודל לנפש של הרשות. ההוצאה הנורמטיבית משקפת את הנתונים הייחודים המאפיינים כל רשות ורשות (כדוגמת מספר הילדים והקשישים ברשות) וכן את החוסן של תושבי הרשות, כפי שמשתקף במדד הסוציו-אקונומי של הלמ״ס. מכפלת מענק המודל לנפש של הרשות במספר התושבים, מהווה את מענק המודל לפי נוסחת גדיש. בשנת 2011 נערכו שינויים בנוסחת האיזון בהתאם להחלטת ממשלה 3378 מיום 26 ביוני 2011. עיקרי השינויים הם: בצד ההכנסות נקבע תעריף ארנונה נורמטיבי לעסקים (תעשייה, מלאכה, משרדים, שירותים ומסחר). בצד ההוצאה – הגדלת היקף ההוצאה המוכרת ברכיבי הפנסיה והחזרי המלוות של הרשויות המקומיות לצורך חישוב מענק האיזון ושינוי בהשפעת המדד החברתי-כלכלי. בהתאם למודל גדיש, 187 רשויות מקומיות זכאיות בשנת 2014 למענק איזון, מתוך 257 הרשויות המקומיות הקיימות בישראל. מענק האיזון בפועל נגזר מסדרי העדיפויות בתקציב המדינה. בהצעת התקציב לשנים 2015–2016, עומד תקציב מענק האיזון על סך של 2.4 מיליארד ש״ח ו-2.75 מיליארד ש״ח בהתאמה.

- **תכניות ההבראה** – במסגרת תכנית הבראה, המדינה מסייעת לרשויות להתמודד עם הגירעונות המצטברים, והרשויות מתחייבות לצעדי התייעלות בתקציב השוטף. כנגד עמידה באבני דרך להתייעלות תקציבית בשוטף, המדינה מסייעת במענקים ובהלוואות לכיסוי הגירעון הנצבר. בשנים 2015–2016, צפויה להיות מאושרת מסגרת תקציב של עד 150 מיליון ש״ח בהרשאה להתחייב בכל שנה לתכניות הבראה.

- **מסים מוניציפליים** – סך הכנסות הרשויות המקומיות לשנת 2013 עמדו על כ-52 מיליארד ש״ח. מתוך סכום זה כשליש העברות ממשלה וכשני שליש הכנסות עצמיות שעיקרן הכנסות מארנונה. היקף הארנונה בשנת 2012 עמד על כ-21 מיליארד ש״ח, מתוכם 9 מיליארד ש״ח ארנונה למגורים ו-11.9 מיליארד ש״ח ארנונה שלא למגורים. נכון לשנת 2013, ברשויות מקומיות רבות שיעורי גביית הארנונה נמוכים. בכ-42 רשויות שיעורי גביית הארנונה נמוכים מ-75 אחוזים ובכ-17 רשויות שיעורי גביית הארנונה נמוכים מ-55 אחוזים. אי-מיצוי מקורות הכנסה עצמיים מביא להקטנת היקף מענק האיזון שהרשות זכאית לו, שכן 15 אחוזים ממענק זה מותנים בשיעור גבייה מינימלי. לפיכך, ראש רשות שאינו גובה ארנונה פוגע במספר מקורות הכנסה פוטנציאליים, וזאת על חשבונם של תושבי הרשות המקבלים עקב כך שירותים מוניציפליים ברמה נמוכה יותר.

- **תמרוץ היתרים** – במסגרת המאמץ להגדלת היצע הדיור ועל מנת לעודד רשויות מקומיות להגדיל את מתן היתרי הבנייה בתחומן, נקבע בהחלטת ממשלה מס׳ 1533 מיום 24 במארס 2014 מנגנון תמרוץ רשויות מקומיות למתן היתרי בנייה. בהתאם להחלטת הממשלה יועבר לרשויות המקומיות מענק עבור כל הֶיתר ליחידת דיור, שתוציא רשות מקומית בכל אחת מהשנים 2014–2016, לרשויות אשר יגדילו את היקף מתן ההיתרים לעומת שנים קודמות

ובכפוף לתנאים שנקבעו בהחלטה. המענק לכלל הרשויות יינתן עד למכסה של 12,000 יחידות דיור בכל שנה. מתוך אותן 12,000 יחידות דיור, תועמד מכסה של לפחות 3,000 יחידות לרשויות חלשות. בהתאם להחלטת הממשלה, תוקצב סך של 105 מיליון ש״ח לנושא תמרוץ היתרים בכל אחת מהשנים 2015–2016.

- **תקצוב דיפרנציאלי בתחומי החינוך והרווחה** – הרשויות המקומיות מופקדות על אספקת שירותים לתושבי המדינה, ובהם שירותים ממלכתיים כגון חינוך ורווחה. בהתאם לכך, המדינה מעבירה לרשויות תקציבים עבור שירותי רווחה ושירותים תומכי חינוך (כגון שירותי עזר והסעות), ועל הרשות להשתתף בעלות זו בשיעורים של 25 אחוזים ברווחה וכ-15 אחוזים (בממוצע) בחינוך. שיעור ההשתתפות במרבית המקרים הוא אחיד לכלל הרשויות ללא התחשבות ביכולת הרשות להעמיד תקציב זה, זאת על אף הפערים הקיימים בין הרשויות המקומיות, פערים ההולכים וגדלים על פני זמן. פערים אלו באים לידי ביטוי בהכנסות העצמיות של הרשויות – ברשויות באשכול חברתי-כלכלי 1–3,רמת ההכנסות העצמיות עומדת על כ-1,600 ש״ח לתושב, לעומת זאת ברשויות באשכול חברתי-כלכלי 8–10, רמת ההכנסות העצמיות עומדת על כ-5,250 ש״ח לתושב. פערים אלו גדלים לאורך השנים, כך שבין השנים 2007–2013 שיעור הגידול בהכנסות העצמיות ברשויות באשכולות 1–3 עמד על 8 אחוזים, הרי שבאשכולות 8–10 שיעור הגידול עמד על כ-16 אחוזים ובאשכולות 4–6 שיעור הגידול עמד על כ-23 אחוזים. לאור האמור, במסגרת התכנית הכלכלית לשנים 2015–2016 התקבלה החלטת ממשלה מס׳ 361 מיום 5 באוגוסט 2015 בנוגע לשינוי מנגנון ההקצאה במשרדי החינוך והרווחה והשירותים החברתיים. במסגרת ההחלטה נקבע כי צוות משותף לממונה על התקציבים ויו״ר מרכז השלטון המקומי יגבשו מתווה לתגבור שירותי החינוך והרווחה ברשויות חלשות על חשבון רשויות חזקות. הצוות יגיש את המלצותיו לראש הממשלה ולשר האוצר עד ליום 1 בנובמבר 2015. עוד נקבע, כי במקרה שהצוות לא יגיע למתווה מוסכם, ראש הממשלה ושר האוצר מוסמכים לאשר את המתווה המפורט בהחלטת הממשלה ולקבוע בו שינויים ככל הנדרש.

רשות האוכלוסין, ההגירה ומעברי הגבול

הצעת תקציב רשות האוכלוסין, ההגירה ומעברי הגבול ברוטו לשנות הכספים 2015 ו-2016 מסתכמות בכ-561 מיליון ש״ח ובכ-679 מיליון ש״ח, בהתאמה. מהם כ-470 מיליון ש״ח בשנת 2015; כ-587 מיליון ש״ח בשנת 2016, בהוצאה נטו והיתר בהוצאה מותנית בהכנסה. סך תקני כוח האדם של רשות האוכלוסין בשנות הכספים 2015 ו-2016 מסתכם בכ-1,158.5 תקני שיא כוח אדם ו-8,623 חודשי עבודה בלתי צמיתה.

דגשים לשנות הכספים 2016–2015

- **תעודות זהות ומסמכי נסיעה ביומטריים**

בשנים 2016–2015 רשות האוכלוסין וההגירה תמשיך ביישומו של פיילוט, אשר ייתכן כי יורחב, להנפקת מסמכים ״חכמים״ במסגרת פרויקט שדרוג מסמכי הנסיעה ותעודות הזהות. שדרוג זה יכלול הכנסת אלמנטים ביומטריים למסמכי הנסיעה ולתעודות הזהות, כך שתופעות מרמה וזיוף המסמכים תצטמצמנה משמעותית. בנוסף, המעבר לתעודת זהות חכמה צפוי לאפשר בעתיד הזדהות וחתימה דיגיטלית, ובכך לאפשר שימושים נרחבים לאזרח, כגון הזדהות מרחוק באמצעות מערכות מחשוב וקבלת מידע אישי; חתימה אלקטרונית, שדינה כדין חתימה בכתב במקום שבו נדרשת חתימה על פי חוק; והפחתת הבירוקרטיה הממשלתית לאזרח.

במסגרת הצעת התקציב הושם דגש מיוחד על שיפור היכולות הטכנולוגיות והתפעוליות של הרשות לשיפור השירות בלשכות ולקיצור התורים וכן לצורך היערכות ליישום של מעבר אפשרי להנפקה ביומטרית בלבד.

- **טיפול במסתננים ובנתינים זרים**

במסגרת ההתמודדות של ממשלת ישראל עם תופעת שהייתם של זרים רבים שלא כחוק בישראל בכלל, ועם תופעת ההסתננות לישראל בפרט, הושם דגש בהצעת התקציב על הצורך בקיומה של אכיפה יעילה מול מעסיקי עובדים זרים שלא כחוק, לשם צמצום התמריץ הכלכלי שבשהייתם הלא חוקית של זרים בישראל, והן מול השוהים עצמם לשם עידוד יציאתם מרצון. זאת, בין היתר, באמצעות קידום ויישום של תקנות פיקדון במספר ענפים, אשר יאפשרו את הפעלתו של מנגנון כלכלי המתמרץ יציאה מרצון וכן מוודא שמירה על זכויות העובדים.

משרדי המטה

מימון מפלגות ותקציב הבחירות

הצעת תקציב הבחירות לכנסת ומימון המפלגות לשנים 2016–2015 (סעיף 14), מסתכמת בכ-574 מיליון ש"ח וכ-146 מיליון ש"ח בהוצאה נטו בהתאמה.

דגשים במימון המפלגות ובתקציב הבחירות לשנות הכספים 2016–2015

- **מימון מפלגות שוטף לסיעות הכנסת ומימון המפלגות לבחירות**

מימון מפלגות שוטף

חוק מימון מפלגות תשל"ג-1973, קובע את הכללים למימון השוטף של הסיעות בכנסת שעיקריו הם כדלהלן:

גובה יחידת המימון עומד על סך של 1,368 אלף ש"ח נכון לחודש מארס 2015.

גובה המימון השנתי השוטף לכל מפלגה הוא סכום המנדטים שבו זכתה המפלגה בבחירות לכנסת ועוד אחד (בגין הסיעה) כפול 60 אחוזים מגובה יחידת המימון.

לשם המחשה, מימון מפלגות שנתי לסיעה בת עשרה חברי כנסת הוא 9,029 אלף ש"ח בהתאם לחישוב שלהלן:

9,029	=	60%	X	11	X	1,368
מיליון ש"ח		שיעור התשלום השנתי		10 חברי כנסת ועוד אחד בגין הסיעה		עלות יחידת מימון במיליון ש"ח

- **מימון המפלגות לבחירות**

במהלך שנת בחירות, כל מפלגה זכאית למימון עבור הבחירות, מעבר למימון השוטף המפורט לעיל. ככלל, המימון לכל מפלגה הוא בגובה מכפלת יחידת המימון במספר המנדטים שבה זכתה המפלגה בבחירות ועוד יחידת מימון אחת (בגין הסיעה). בבחירות לכנסת ה-20 בחודש מארס 2015, תוקצב מימון המפלגות לבחירות בגובה של כ-190 מליון ש"ח בשנת 2015.

- **ועדת הבחירות המרכזית לכנסת**

ועדת הבחירות המרכזית לכנסת מוקמת עם כינוסה של כל כנסת חדשה ומכהנת עד להקמת ועדת בחירות חדשה, מיד לאחר כינונה של כנסת חדשה. בוועדה המרכזית לבחירות לכנסת חברים נציגים מכל הסיעות של הכנסת ובראשה עומד שופט בית המשפט העליון.

ועדת הבחירות המרכזית לכנסת אחראית לתכנון, לארגון ולניהול הבחירות לכנסת, עד לקביעת תוצאות הבחירות.

בהתאם לחוק הבחירות לכנסת, תשכ"ט-1969, נקבע תקציב ועדת הבחירות המרכזית על ידי ועדת הכספים של הכנסת על פי הצעת ועדת הבחירות המרכזית. תקציב ועדת הבחירות לשנת 2015 נקבע על כ-241 מיליון ש"ח, לשם היערכותה לבחירות לכנסת ה-20 שהתקיימו בחודש מארס 2015.

תקציב ועדת הבחירות המרכזית לשנת 2016 טרם אושר על ידי ועדת הכספים של הכנסת, אך בהתאם לבקשת ועדת הבחירות צפוי תקציבה לעמוד על כ-14.5 מיליון ש"ח לשנת 2016.

השירותים החברתיים

ההוצאה לשירותים החברתיים כוללת את הוצאות משרד החינוך, לרבות מערכת ההשכלה הגבוהה, משרד הבריאות (בתוספת ההשתתפות בסל הבריאות), משרד הרווחה, המשרד לקליטת העלייה, משרדי המדע התרבות והספורט, הרשות לזכויות ניצולי השואה וכן כוללת את השתתפות משרד האוצר בתקציב המוסד לביטוח לאומי. בנוסף לכך, חלק מההוצאות של משרדים נוספים, כגון תחום התעסוקה במשרד הכלכלה וההוצאה על הסיוע בדיור, המתוקצבת במשרד הבינוי והשיכון, נכללים אף הם בהוצאה לשירותים חברתיים. יתר על כן, חלק משמעותי מההוצאה לשירותים החברתיים ממומנת באמצעות מס ייעודי הנגבה ישירות מהציבור, ולכן אינה מופיעה בתקציב המדינה. הוצאות אלה כוללות חלק מהוצאות המוסד לביטוח לאומי ואת הגבייה הישירה של מס הבריאות הממנן חלק ניכר מעלות סל שירותי הבריאות.

תקציב השירותים החברתיים לשנת הכספים 2015

במליארדי ש"ח


רווחה
9.8
בריאות
27.8
העברות לביטוח הלאומי
31.2
קליטת עלייה
1.9
מדע, תרבות וספורט
1.4
השכלה גבוהה
9.7
חינוך
50.0

תקציב השירותים החברתיים לשנת הכספים 2016
במליארדי ש״ח


רווחה
10.2
בריאות
29.8
העברות לביטוח הלאומי
37.1
קליטת
עלייה
1.8
מדע,
תרבות וספורט
1.3
השכלה גבוהה
10.0
חינוך
51.9

מאפייני התקציב

ההוצאה על השירותים החברתיים מושפעת במידה רבה מתהליכים דמוגרפיים וכן מסדרי העדיפויות של הממשלה, הנקבעים בהתאם ליעדים חברתיים שונים. מרכיבי ההוצאה העיקריים הם הוצאות שכר ותשלומי העברה. ההוצאה לשירותים החברתיים, הממומנת ישירות ומופיעה בהתאם בתקציב המדינה, עומדת על כ-145 מיליארד ש״ח לשנת 2015 ועל 156 מיליארד ש״ח לשנת 2016 (ההוצאה כוללת גם חלק מההוצאות של משרדים נוספים כגון תחום התעסוקה במשרד הכלכלה וההוצאה על הסיוע בדיור המתוקצבת במשרד הבינוי והשיכון וכן את תשלומי הריבית בביטוח הלאומי – הוצאות אלו מוצגות בחוברת זו בפרקים אחרים).

כלל ההוצאה הממשלתית לשירותים החברתיים, הכוללת את הוצאות המוסד לביטוח לאומי ואת סל הבריאות, הממומנים גם באופן ישיר על ידי גבייה מהציבור, עתידה להסתכם בכ-210 מיליארד ש״ח לשנת 2015 וכ-220 מיליארד ש״ח לשנת 2016.

סך ההוצאה על השירותים החברתיים לשנות הכספים 2015–2016

במחירים שוטפים, במיליארדי ש״ח (אומדן, בהתאם להצעת התקציב)

	2015	2016
המוסד לביטוח לאומי (כולל גמלאות במימון משרד האוצר)**	75.1	78.5
מזה: הקצבות מאוצר המדינה	31.2	37.1
משרד החינוך	50	51.9
ההשכלה הגבוהה	9.7	10.0
משרד הרווחה והרשות לזכויות ניצולי השואה	9.8	10.2
מערכת הבריאות (תקציב משרד הבריאות ודמי ביטוח הבריאות) ***	48.8	51.8
מזה: השתתפות מתוך תקציב המדינה	27.8	29.8
המשרד לקליטת העלייה	1.9	1.8
משרד המדע, הטכנולוגיה והחלל; משרד התרבות והספורט	1.4	1.3
סך ההוצאה על שירותים חברתיים שנכללות בפרק זה	131.8	142.1
המוסד לביטוח לאומי (תשלומי ריבית)	7.7	7.6
תחום התעסוקה במשרד הכלכלה (כולל מס הכנסה שלילי**)**	3.6	4.2
סיוע בדיור	2.4	2.6
סך ההוצאה על השירותים החברתיים הממומנת ישירות מתקציב המדינה	145.5	156.5
סך ההוצאה על השירותים החברתיים	210.4	220.0

* ההוצאות במסגרת תחום התעסוקה במשרד הכלכלה ולסיוע בדיור מופיעות גם בפרקים הרלוונטיים למשרדים אלה.

** הנתונים בהתאם לאומדן של המוסד לביטוח לאומי ומשרד האוצר, לכלל הוצאות הביטוח הלאומי מאוצר המדינה, למעט הוצאות בגין שירות מילואים והוצאות מנהל, כולל תשלומים במערכת הבריאות לבתי החולים עבור לידות.

*** כולל העברות לקופות החולים במסגרת חוק ביטוח הבריאות הממלכתי (למעט הכנסות קופ״ח).

**** מס הכנסה שלילי – ההוצאה הצפויה בפועל בשנים 2015–2016.

התפלגות תקציב השירותים החברתיים לשנת 2015 (מיליארדי ש"ח)


ההשכלה הגבוהה
9.7
משרד הרווחה והרשות לזכויות ניצולי השואה
9.7
משרד החינוך
50
מערכת הבריאות (תקציב משרד הבריאות ודמי ביטוח הבריאות)
48.8
סיוע בדיור , 2.4
תחום התעסוקה במשרד הכלכלה (כולל מס הכנסה שלילי)
3.6
המוסד לביטוח לאומי (תשלומי ריבית)
7.7
משרד המדע, הטכנולוגיה והחלל; משרד התרבות והספורט
1.3
המשרד לקליטת העלייה
1.9

התפלגות תקציב השירותים החברתיים לשנת 2016 (מיליארדי ש"ח)


ההשכלה הגבוהה
10
משרד הרווחה והרשות לזכויות ניצולי השואה
10.2
משרד החינוך
51.8
מערכת הבריאות (תקציב משרד הבריאות ודמי ביטוח הבריאות)
51.8
סיוע בדיור
2.6
תחום התעסוקה במשרד הכלכלה (כולל מס הכנסה שלילי)
4.2
המוסד לביטוח לאומי (תשלומי ריבית)
7.6
משרד המדע, הטכנולוגיה והחלל; משרד התרבות והספורט , 1.3
המשרד לקליטת העלייה
1.8

התוספות והשינויים העיקריים לשירותים החברתיים במסגרת התכנית הכלכלית לשנות הכספים 2016–2015

- **חינוך** – למשרד החינוך ניתנה בשנת 2015 תוספת תקציבית של כ-4.5 מיליארד ש״ח וכ-1.8 מיליארד ש״ח נוספים בשנת 2016. עיקר התוספת בשנים אלו ניתנת להמשך פריסת תכנית חינוך חינם לגילאי 3–4 בסך של כ-365 מיליון ש״ח בתקציב השוטף ועוד כ-500 מיליון ש״ח בתקציב הפיתוח; מימון הסכמי שכר עם המורים, לרבות רפורמת ״עוז לתמורה״ בסך של כ-891 מיליון ש״ח; הוספת סייעת שנייה, בסך של כ-475 מיליון ש״ח, בגני הילדים של גילאי 3–4 שבהם למעלה מ-29 תלמידים; רפורמת ״למידה משמעותית״ לשינוי שיטת הערכת התלמידים בבתי הספר בחטיבה העליונה ומעבר להערכה חלופית בסך 280 מיליון ש״ח; תוספת שעות לימוד לבתי ספר חלשים בסך של כ-215 מיליון ש״ח; מתווה הדרגתי לצמצום מספר התלמידים בכיתה בבתי הספר היסודיים בסך של כ-167 מיליון ש״ח; תוספת לביטחון תזונתי בסך 110 מיליון ש״ח; מימון הגידול הטבעי במערכת החינוך; הצעת התקציב כוללת גם תוספות תקציביות שונות: ניהול עצמי, יישום חוק השילוב ועוד.

- **ההשכלה הגבוהה** – התכנית הרב-שנתית למערכת ההשכלה הגבוהה כוללת תוספת משאבים בסכום רב-שנתי כולל של כ-7.5 מיליארד ש״ח בשנים תשע״א-תשע״ו. בשנת 2015 צפויה תוספת תקציב בסך של כ-600 מיליון ש״ח בהשוואה לשנת 2014, ובשנת 2016 צפויה תוספת נוספת של כ-260 מיליון ש״ח בהשוואה לשנת 2015.

  בשנים 2015–2016 תמשיך הוועדה לתכנון ותקצוב של המועצה להשכלה גבוהה ביישום התכנית הרב-שנתית, אשר מגיעה להבשלה מלאה בשנים אלה. במסגרת התכנית ניתנת תוספת תקציב לנושאים שונים כגון: ריענון וקליטת סגל חדש, מענקי מחקר תחרותיים, פיתוח פיזי ופיתוח תשתיות מדעיות, ובפרט, ביצוע תכניות להגברת נגישות ההשכלה הגבוהה באוכלוסיות החרדית והערבית. הרחבת הנגישות לאוכלוסייה החרדית נעשית באמצעות תקצוב מסגרות חרדיות (מח״רים) ותקצוב תכנית מלגות והלוואות לסטודנטים חרדים. הרחבת הנגישות לבני מיעוטים נעשית באמצעות תקצוב מספר תכניות כגון הכוון אקדמי בבתי הספר התיכוניים, הרחבת מרכזי ״הישגים״, מעטפת תמיכה במהלך הלימודים במכינות הקדם-אקדמיות ובמהלך לימודי התואר, תקצוב תכנית מלגות ועוד.

  בנוסף לאמור לעיל, במטרה להקל את מצוקת הדיור ולשפר את רווחת הסטודנטים מוקצה תקציב מיוחד להקמת מעונות סטודנטים במוסדות להשכלה גבוהה.

- **מערכת הבריאות** – למערכת הבריאות ניתנה תוספת תקציב של כ-6.8 מיליארד ש״ח בשנים 2015–2016, בין היתר עבור הנושאים האלה: תוספת תקציב בגובה של 3.3 מיליארד ש״ח לתקציב המועבר לקופות החולים; תוספות תקציב של כ-444 מיליון ש״ח המיועדות להרחבת שירותי הבריאות המסופקים באופן ישיר על ידי משרד הבריאות; תוספת תקציב של כ-288 מיליון ש״ח לשם יישום תכניות לאומיות לשיפור השירות במערכת הבריאות הציבורית; תוספת תקציב של כ-556 מיליון ש״ח ליישום הרפורמה לבריאות הנפש; תוספת תקציב של כ-130 מיליון ש״ח עבור ביצוע פרויקטים בפיתוח בתי חולים ותוספת תקציב של כ-204 מיליון ש״ח להבראת בית חולים הדסה ותמיכה בבתי חולים ציבוריים אחרים.

- **תשלומי העברה ורווחה** – במסגרת תקציב 2015–2016 הוחלט כי תינתן תוספת לקצבת הילדים, על פי ההסכמים הקואליציוניים שנחתמו בין סיעות הליכוד, יהדות התורה וש״ס. ילדים הממוקמים במקומות 1 ו-5 יקבלו תוספת של 10 ש״ח בחודש לקצבה ו-50 ש״ח נוספים לחיסכון ארוך טווח, וילדים הממוקמים במקומות 2–4 יקבלו תוספת

של 48 ש״ח בחודש לקצבה ו-50 ש״ח נוספים לחיסכון ארוך טווח. במקביל, אוצר המדינה יגדיל את הקצבותיו למוסד לביטוח לאומי בסכום הזהה לעלות הגידול בקצבה בכל שנה. החל בשנת 2017 תופעל תכנית של חיסכון לכל ילד. במסגרת התכנית, עבור כל ילד שמשולמת בעבורו קצבת ילדים, יעביר המוסד, כאמור לעיל, סך של 50 ש״ח בכל חודש לחיסכון ארוך טווח (להלן – החיסכון) עד הגיע הילד לגיל 18. בנוסף, למוסד לביטוח לאומי ניתנה תוספת של כ-580 מיליון ש״ח המיועדת להגדלת קצבת השלמת הכנסה לקשישים.

לצד זאת, ניתנה למשרד הרווחה והשירותים החברתיים תוספת תקציב ראלית בהיקף של כ-750 מיליון ש״ח בשנים 2015–2016 לצורך תגבור שירותים, בכלל זה עבור מכסות ושירותים לאנשים עם מוגבלויות ולאנשים עם פיגור שכלי. כמו כן ניתנה למשרד תוספת תקציב עבור טיפול בילדים בסיכון, סיוע לקשישים, הרחבת מערך הטיפול באוטיסטים, טיפול בנערות במצוקה, פעולות לשיקום אסירים ותכניות ממוקדות לטיפול בעוני ולמיצוי זכויות.

- **תחום התעסוקה במשרד הכלכלה** – במסגרת הצעת התקציב לשנים 2015–2016 הושם דגש על תכניות אקטיביות לעידוד תעסוקה במטרה לעמוד ביעדי התעסוקה ארוכי הטווח שהציבה הממשלה תוך התמקדות בעידוד תעסוקתן של אוכלוסיות ייעודיות, לצורך צמצום אי-השוויון ומיצוי פוטנציאל הצמיחה. זאת, בין היתר, באמצעות יישום תכנית חומש בסך כ-0.5 מיליארד ש״ח לעידוד תעסוקת חרדים, הכוללת פרישה ארצית של מרכזי הכוון ותכניות הכשרה בשיתוף עם מעסיקים; יישומו של הסיכום הרב-שנתי לחיזוק ולייעול המכללות הטכנולוגיות, אשר כולל, מלבד תוספת תקציבית משמעותית (בשיעור של כ-10 אחוזים גידול בתקציב מדי שנה), גם קביעת דרישת גודל מינימלי ממכללות מתוקצבות וכן מעבר למודל תקצוב המבוסס על תפוקות; יישום החלטות הממשלה לעניין עידוד תעסוקת האוכלוסייה הערבית, לרבות הפעלת כ-20 מרכזי הכוון ייעודיים, הגדלת ההכשרה המקצועית באמצעות שוברים וסיוע בהשמה בחברות טכנולוגיות; יישום התכנית לייעול ולהרחבת מערכת ההכשרה המקצועית תוך פיתוח ויישום מנגנוני הכשרות חדשים שיופעלו בשיתוף הדוק עם המעסיקים; הרחבת מערך מעונות היום המפוקחים והמסובסדים באמצעות יישום מנגנון תקצוב חדש לצורך האצת בינוי מעונות יום חדשים וקידום פעולות לחיזוק סמכויותיו ויכולותיו המקצועיות של שירות התעסוקה, לצורך שיפור הסיוע לדורשי עבודה וביצוע מבחן תעסוקה אפקטיבי.
- **המשרד לקליטת העלייה** – במסגרת הצעת התקציב 2015–2016 ניתנה למשרד תוספת של כ-485 מיליון ש״ח לבסיס המשרד. תוספת זו מיועדת בעיקרה לתקצוב תכניות מיוחדות לעידוד העלייה, למימון תשלום סל קליטה עבור גידול צפוי במספר העולים, למלגות לימוד לסטודנטים עולים, לסיוע בתעסוקה לעולים חדשים ולתקצוב תכניות קליטה שונות.
- **תגמולים לניצולי השואה** – לרשות לזכויות ניצולי השואה ניתנו תוספות תקציב בהיקף של כ-500 מיליון ש״ח בשנת 2015 אשר שימשו בין היתר להגדלת הקצבאות לכ-80 אלף ניצולי שואה, לתשלום מענק שנתי ולמתן פטור מלא מתשלום עבור תרופות, בהתאם להחלטת ממשלה מס׳ 1568 מיום 27 באפריל 2014 שעניינה תכנית לאומית להגדלת הסיוע לניצולי השואה ותיקוני חקיקה בחוק נכי רדיפות הנאצים תשי״ז-1957 ובחוק ההטבות לניצולי השואה תשס״ז-2007.

התפתחות ההוצאה לשירותים החברתיים בעשורים האחרונים

ההתפתחות במהלך השנים 2000–2014

במהלך שנות השמונים ושנות התשעים גדלה ההוצאה הראלית עבור שירותים חברתיים בכ-130 אחוזים, בזמן ששיעור הגידול באוכלוסייה עמד על 58 אחוזים. עלייה זו בהוצאה, אשר כללה הגדלת משמעותית בהוצאה על קצבאות הבטחת הכנסה וקצבאות הילדים, יצרה תמריצים שליליים להשתתפות בכוח העבודה וחייבה את הממשלה, בתחילת שנות האלפיים, לבצע שינויים מקיפים במערך תשלומי ההעברה על מנת להקטין את התמריצים השליליים כאמור ולהגדיל את מספר המועסקים במשק. בהתאם לכך התקבלו במהלך השנים 2002–2004 שינויי חקיקה אשר נועדו להפחית את התמריצים השליליים כאמור, ולהגדיל את כדאיות היציאה לעבודה. במסגרת זו הותאמו מספר מנגנונים של תשלומי העברה באופן המתמרץ שילוב בעבודה.

כצעד משלים למדיניות הממשלה, כאמור לעיל, בשנים האחרונות מיושמים מגוון צעדים, אשר הגדילו את ההוצאה לשירותים החברתיים בשיעור ניכר, ואשר מיועדים לתגבור ולשיפור רמת השירותים לכלל האוכלוסייה, תוך מיקוד בסיוע לאוכלוסיות שאינן בגיל העבודה ובעידוד תעסוקת אוכלוסיות הנמצאות בגיל העבודה.

כחלק מכך יישמה הממשלה את הצעדים הבאים: הרחבת היצע השירותים הניתנים לילדי הורים עובדים (מעונות, משפחתונים, צהרונים וקייטנות) והעמקת הסבסוד הניתן להן; מתן נקודות זיכוי נוספות להורים ממס הכנסה; הרחבת סל שירותי הבריאות והנחות בהשתתפויות עצמיות לקבוצות מסוימות, ובכלל זה הכללת טיפולי שיניים לילדים עד גיל 12; הרחבת מפעל ההזנה על פי חוק ארוחה יומית לתלמיד; הרחבת מערך שילוב ילדים בעלי צרכים מיוחדים במערכת החינוך הרגילה; רפורמת "אופק חדש" במערכת החינוך היסודית וחטיבת הביניים ורפורמת "עוז לתמורה" במערכת החינוך העל-יסודית; הרחבת מעגל הזכאים לקצבאות נכות לילדים; העלאה נרחבת של הקצבאות לניצולי השואה; העלאת קצבאות הזקנה והשארים לכלל אוכלוסיית הקשישים; העלאת קצבאות השלמת ההכנסה לקשישים ברמות הכנסה נמוכות; ויישום תכנית רחבת היקף לעידוד תעסוקת אוכלוסיות מעוטות השתתפות כגון נשים ערביות וגברים חרדים (עליה יורחב בפרק הרלוונטי של משרד הכלכלה).

החל משנת 2011 יושם צעד משמעותי נוסף שמטרתו לסייע לאוכלוסיות החלשות להשתלב בשוק העבודה ולהגדיל את הכנסתן: תכנית מס הכנסה שלילי (מענק עבודה) החלה לפעול בפריסה ארצית. בשנת 2013 הוגדל המענק באופן משמעותי לסכום בגובה של עד כ-720 ש"ח בחודש (מעל 8,500 ש"ח בשנה) לעובדים בעלי הכנסה נמוכה, זאת בהתאם לגובה הכנסתם ולמספר הילדים במשפחה. בשנים 2015–2016 צפוי לעמוד היקף ההוצאה התקציבית עבור תכנית זו על כמיליארד ש"ח בשנה.

ההתפתחות הצפויה במהלך שנות הכספים 2015–2016

במסגרת הצעת התקציב לשנות הכספים 2015–2016 צפוי לחול גידול משמעותי בסך התקציב המוקצה לשימושים אלו והגדלת היקף השירותים החברתיים: סך התקציב המוקצה לתחומים אלה עתיד לגדול בכ-10.3 מיליארד ש"ח בשנת 2015 ובכ-11 מיליארד ש"ח נוספים בשנת 2016 המהווים גידול של כ-8 אחוזים בכל אחת מהשנים.

תקציב זה מיועד לשיפור רמת השירותים לכלל האוכלוסייה, והוא מתמקד בסיוע לאוכלוסיות שאינן בגיל העבודה ובעידוד תעסוקת אוכלוסיות הנמצאות בגיל העבודה.

בין הצעדים החדשים שייושמו ניתן למנות הגדלה תקציבית של כ-580 מיליון ש"ח המיועדת להגדלת קצבת השלמת הכנסה לקשישים באופן שיביא להקטנה משמעותית ביותר של מספר הקשישים העניים וכן תוספת לקצבת הילדים של עד 48 ש"ח בחודש לקצבה, בהתאם למיקום במשפחה ו-50 ש"ח נוספים לחיסכון ארוך טווח.

כמו כן, במטרה להעלות את שיעור התעסוקה ולשפר את פוטנציאל הצמיחה של כלל המשק, הושם דגש על תכניות אקטיביות בפריסה ארצית לשילוב בתעסוקה של אוכלוסיות ייעודיות המאופיינות בשיעורי השתתפות נמוכים בשוק העבודה. בין היתר מיושמת תכנית החומש לעידוד התעסוקה של האוכלוסייה החרדית, תכנית לעידוד התעסוקה של האוכלוסייה הערבית ותכנית לשילוב של אנשים בעלי מוגבלות בשוק התעסוקה. זאת, בנוסף לצעדים משלימים שנועדו להבטיח את השתלבותם המלאה באמצעות יישום תכנית לייעול והרחבה משמעותית של מערך ההכשרה המקצועית בשיתוף המעסיקים.

בתחום הבריאות תתוקצבנה תכניות לאומיות בסך 680 מיליון ש"ח, על מנת לחזק את הרפואה הציבורית. במקביל, וכצעד משלים, יינקטו צעדים לאסדרת שוק ביטוחי הבריאות הפרטיים ולהפחתת ניגוד העניינים של הרופאים. מהלכים משלימים אלו יבטיחו כי התקציב שיוקצה לתכניות הלאומיות במערכת הבריאות הציבורית יגיע לתוספת תפוקות, כך שתחוזק מערכת הבריאות הציבורית.

צעדים אלה מבטאים את מדיניות הממשלה לעידוד תעסוקתי ולשיפור רמת השירותים החברתיים הניתנים על ידי הממשלה. שינוי סדרי העדיפויות כאמור, הביא לגידול המשמעותי בכלל תקציבי המשרדים החברתיים בסך מצטבר של כ-21.3 מיליארד ש"ח, כפי שבא לידי ביטוי בהצעת תקציב המדינה לשנים 2015–2016.

המוסד לביטוח לאומי

ההקצאה למוסד לביטוח לאומי מתקציב המדינה מיועדת לנושאים שלהלן :

- תשלום קצבאות במימון של המדינה והשתתפות במימון קצבאות לאוכלוסייה לא מבוטחת, בסכום של כ-9.4 מיליארד ש״ח בשנת 2015 (ללא תשלומי מילואים), ובסכום של 9.8 מיליארד ש״ח בשנת 2016.
- השתתפות המדינה בגבייה לפי סעיף 32 לחוק הביטוח הלאומי (נוסח משולב), התשנ״ה-1955 (להלן – חוק הביטוח הלאומי) בסכום של כ-21.4 מיליארד ש״ח בשנת 2015, ובסכום של 26.2 מיליארד ש״ח בשנת 2016.
- העברות אחרות למוסד לביטוח לאומי, בעיקר לצורך מימון הוצאות מִנהל, בסכום של כ-360 מיליון ש״ח בשנת 2015, ובסכום של 385 מיליון ש״ח בשנת 2016.

סך הקצבות אוצר המדינה למוסד לביטוח לאומי בשנת התקציב 2015 יסתכמו בכ-31.2 מיליארד ש״ח. בשנת התקציב 2016 יסתכמו העברות אוצר המדינה למוסד לביטוח לאומי בכ-37.1 מיליארד ש״ח.

בשנת 2015 היקף תשלומי ההעברה באמצעות המוסד לביטוח לאומי לציבור, צפויים לעמוד על כ-75.1 מיליארד ש״ח (ללא תגמולי שירות המילואים). בשנת 2016 היקף תשלומי ההעברה צפויים לעמוד על כ-78.5 מיליארד ש״ח. (ללא תגמולי שירות המילואים).

להלן אומדן התפלגות תשלומי הביטוח הלאומי לפי ענפים לשנים 2015 ו-2016, מחירים שוטפים (מיליוני ש״ח) *

2015

	זקנה ושאירים	סיעוד	נכות	נפגעי עבודה	אימהות	ילדים	אבטלה	הבטחת הכנסה	ענפים שונים	סך הכול
סכום	28,901	5,855	14,901	5,491	6,863	5,111	3,487	407	2,756	75,108.8
אחוזים	38.5%	7.8%	19.8%	7.3%	9.1%	6.8%	4.6%	0.5%	3.7%	100%

2016

	זקנה ושאירים	סיעוד	נכות	נפגעי עבודה	אימהות	ילדים	אבטלה	הבטחת הכנסה	ענפים שונים	סך הכול
סכום	30,263	6,226	15,515	5,812	7,146	5,293	3,673	422	2,793	78,500
אחוזים	38.6%	7.9%	19.8%	7.4%	9.1%	6.7%	4.7%	0.5%	3.6%	100.0%

מקור : המוסד לביטוח לאומי

* תחזית המוסד לביטוח לאומי ומשרד האוצר, לא כולל תגמולי שירות המילואים

השתתפות המדינה בתקבולי המוסד לביטוח לאומי

בהתאם לסעיף 32 לחוק הביטוח הלאומי, אוצר המדינה משתתף בתקציב המוסד בשיעור קבוע בגין הגבייה משכירים ומעצמאים וכן בגין הגבייה עבור ענפי הביטוח הלאומי האלה : ענף הילדים, ענף זקנה ושאירים וענף הנכות. ההשתתפות נקבעת באחוזים מסך הגבייה באותם ענפים.

ההשתתפות בגבייה משכירים ומעצמאים

שיעורי ההשתתפות בגין גבייה משכירים ומעצמאים עומדים על 7.22 אחוזים משכירים ועל 5.65 אחוזים מעצמאים בשנת 2015. בשת 2016 יעמדו שיעורי ההשתתפות על 7.1 אחוזים משכירים ועל 5.65 אחוזים מעצמאים.

ההשתתפות בגבייה בענף זקנה ושאירים

שיעור ההשתתפות בענף זקנה ושאירים עומד על 17.1 אחוזים מהגבייה עבור ענף זה.

ההשתתפות בגבייה בענף הילדים

שיעור ההשתתפות בענף הילדים עומד על 170.3 אחוזים בחודשים ינואר עד נובמבר. בחודש דצמבר 2015 יעמוד שיעור ההשתתפות בענף הילדים על 296.45 אחוזים.

ההשתתפות בגבייה בענף הנכות הכללית

בעקבות ההסכם שנחתם בין ממשלת ישראל ונציגי הנכים בשנת 2002, שבעקבותיו הוגדלו הקצבאות המשולמות לנכים, החל אוצר המדינה להשתתף בשנת 2004 בגבייה לענף נכות כללית. שיעור ההשתתפות עומד על 13 אחוזים מהגבייה בענף.

החל משנת 2016 תאוחדנה ההשתתפויות שלעיל והשתתפות האוצר בגבייה במוסד לביטוח לאומי לסכום כולל אשר יעמוד על 45 אחוזים בשנת 2016.

דגשים מרכזיים לשנות הכספים 2016-2015

בשנת 2014 סך ההוצאה של המוסד (לא כולל תשלומי שירות המילואים) עמדה על כ-70.3 מיליארד ש״ח ובשנים 2015 ו-2016 ההוצאה צפויה לעמוד על כ-75.8 ו-79.5 מיליארד ש״ח בהתאמה. הוצאה זו מהווה גידול של כ-7 אחוזים בסך תשלומי קצבאות המוסד לביטוח לאומי בין השנים 2014 ל-2015, וגידול של 5 אחוזים בין השנים 2015 ל-2016. הגידול העיקרי חל בקצבאות זקנה וסיעוד בהתאם לגידול הטבעי באוכלוסייה ולגידול בתוחלת החיים.

בשנים האחרונות קיימת מגמה של גידול בגירעון התפעולי השוטף של המוסד לביטוח לאומי. הכנסות המוסד מגבייה מהציבור והשתתפות אוצר המדינה בגבייה זו נמוכות מהוצאות המוסד בגין תשלומי הקצבאות והוצאות המנהל. דחיית יישום העלאת גיל הפרישה המותנה לנשים, כפי שמעוגן בחקיקה, חיזקה את המגמה האמורה. מגמה זו צפויה להימשך. בשנת 2015 הגירעון התפעולי השוטף של המוסד צפוי לעמוד על כ-4.2 מיליארד ש״ח, בהתאם לביצוע בפועל של תשלומי הקצבאות. גירעון זה מהווה חלק מהגירעון הכולל בתקציב המדינה ומהווה כ-12 אחוזים מהגירעון המתוכנן לשנת 2015. מגמת הגידול בגירעון התפעולי השוטף של המוסד נעצרה לתקופה מסוימת בעקבות החוק לצמצום הגירעון ולהתמודדות עם השפעות המשבר בכלכלה העולמית (תיקוני חקיקה), התשע״ב-2012, שבו נקבע כי שיעור השתתפות המעסיק על חלק השכר העולה על 60 אחוזים מהשכר הממוצע יגדל ב-1.6 אחוז ויוישם בהדרגה עד להבשלה מלאה

בשנת 2016. תוספת מיסוי זו אמנם מסייעת להאטה בגידול הצפוי בגירעון המוסד לביטוח לאומי, אולם אינה מספיקה כדי להשוות את ההכנסות להוצאות כבר בהווה ולא את הגירעון הצפוי בעתיד.

עיקרי השינויים בקצבאות המוסד לביטוח לאומי

הרחבת קצבת השלמת ההכנסה לקשישים

במסגרת תקציב 2016 הוחלט כי תינתן תוספת לקצבת השלמת ההכנסה לקשישים, המיועדת לקשישים בעלי הכנסה נמוכה במיוחד. התוספת תינתן בהתאם להרכב המשפחתי ולמבנה הקצבה. סכומי התוספת המקסימליים עומדים על 177 ש״ח בחודש ליחיד ועל 542 ש״ח בחודש לזוג, ובעלות כוללת של כ-580 מיליון ש״ח בשנה.

תוספת לקצבת הילדים

במסגרת תקציב 2015–2016 הוחלט כי תינתן תוספת לקצבת הילדים, על פי ההסכמים הקואליציוניים שנחתמו בין סיעות הליכוד, יהדות התורה וש״ס. התוספת תינתן בהתאם למיקום הילד במשפחה. ילדים הממוקמים במקומות 1 ו-5 יקבלו תוספת של 10 ש״ח בחודש לקצבה ושל 50 ש״ח נוספים לחיסכון ארוך טווח. ילדים הממוקמים במקומות 2–4 יקבלו תוספת של 48 ש״ח בחודש לקצבה ושל 50 ש״ח נוספים לחיסכון ארוך טווח. במקביל, יגדיל אוצר המדינה את הקצבותיו למוסד לביטוח לאומי בסכום הזהה לעלות הגידול בקצבה בכל שנה.

משנת 2017 תחל לפעול תכנית של חיסכון לכל ילד. עבור כל ילד שמשולמת בעדו קצבת ילדים, יעביר המוסד לביטוח לאומי סך של 50 ש״ח בכל חודש לחיסכון ארוך טווח (להלן – החיסכון) עד הגיע הילד לגיל 18.

על מנת להביא להפעלת החיסכון בשנת 2017, החליטה הממשלה על הקמת צוות בראשות הממונה על התקציבים באוצר ובהשתתפות נציגי אגף החשב הכללי והמנהל הכללי של המוסד לביטוח לאומי, לצורך גיבוש המלצות מקצועיות למודל תפעולי להעברה ולניהול החיסכון.

במהלך השנים 2017–2019 יופקדו לחשבונות החיסכון גם הסכומים בגין השנים 2015 (החל ממאי) ו-2016.

התכנית הכלכלית לשנת 2016 כוללת שלושה תיקונים עיקריים הצפויים לצמצם הוצאות או להגדיל את הכנסות המוסד לביטוח לאומי:

תכנית לצמצום הגירעון התפעולי של המוסד לביטוח לאומי

בשנת 2014 עמד הגירעון השוטף של המוסד לביטוח לאומי על 4.2 מיליארד ש״ח. גירעון זה צפוי לגדול בשלוש השנים הקרובות בכ-2 מיליארד ש״ח, בשל קצב הגידול בהוצאות הנמוך מקצב הגידול בהכנסות.

כך, קצבאות הזקנה והסיעוד מהוות למעלה מ-30 אחוזים מהוצאות המוסד על קצבאות, ולפי הדו״ח האקטוארי שפרסם המוסד בשנת 2013, הן עתידות להגיע ל 45 אחוזים בעוד כעשור. הכנסות המוסד מגביית דמי הביטוח הלאומי אינן גדלות באותו שיעור שבו גדלות הקצבאות, בעיקר קצבאות הזקנה והסיעוד.

על מנת להגדיל את הכנסות המוסד מגבייה, הועלו בשנים האחרונות דמי הביטוח הלאומי בשיעור של 1.6 אחוז בהפרשות המעסיק על חלק השכר שמעל ל-60 אחוזים השכר הממוצע בין השנים 2011–2016 בהדרגה. למרות זאת, קצב הגידול

בהוצאות המוסד עולה על קצב ההכנסות, וכאמור, גירעון המוסד לביטוח לאומי צפוי לגדול כבר בשנתיים הקרובות בכ-2 מיליארד ש״ח.

בהצעת התקציב, הוחלט על מספר צעדים לצורך צמצום הגירעון התפעולי של המוסד לביטוח לאומי כבר בשנת התקציב הקרובה, וחיזוק יכולתו הפיננסית לעמוד בתשלומי הקצבאות לאורך זמן:

- מרכיבים שאינם שייכים למערך הביטחון הסוציאלי, אך נרשמים כיום כהוצאה של המוסד לביטוח לאומי יועברו לרישום כהוצאה בתקציב המדינה. בתוך כך נכללים מענקי האשפוז המועברים לבתי החולים ותשלומים לקופות החולים עבור טיפולים רפואיים הנכללים בסל הבריאות ומשולמים כהוצאות ריפוי במסגרת ענף נפגעי עבודה. במסגרת תיקון זה, התשלומים המועברים לקופות החולים ושייכים לסל הבריאות ימומנו באמצעות הסל החל משנת 2016, וטיפולים שאינם ניתנים במסגרת הסל יועברו לקופות במסגרת הסכם כולל.
- תוספת ״מקדם דמוגרפי״ לקצבאות הזקנה – מימון אוצר המדינה יכלול החל משנת 2016 תקציב עבור מגמת הגידול באוכלוסיית מקבלי קצבאות הזקנה. חישוב ה״מקדם הדמוגרפי״ ייעשה לפי גובה הגידול במספר הזכאים לקצבאות אלה, מעבר לגידול הטבעי באוכלוסייה, בהתאם לשיעור הגידול בשנה החולפת כפי שמפרסמת הלשכה המרכזית לסטטיסטיקה, זאת ביחס להיקף ההוצאה השנתית של קצבאות אלו.
- פישוט מנגנון התקצוב והגברת השקיפות – פישוט כללי התקצוב בין אוצר המדינה והמוסד לביטוח לאומי, כך שכלל התקצוב המועבר כיום כהשתתפות האוצר על הגבייה יועבר כסכום אחד. במקביל, ההחלטה מאפשרת למוסד להעביר כספים בין החשבונות של הענפים השונים, על מנת לאפשר למוסד גמישות להעברת כספים בין ענפים הנמצאים בעודף לבין ענפים הנמצאים בגירעון.

הצעדים המוצגים לעיל צפויים להגדיל את הוצאות המדינה ואת הכנסותיה בסכום זהה, ובשל כך אינם משפיעים על הגדלת גירעון תקציב המדינה, אלא על הקטנת הגירעון התפעולי של המוסד לביטוח לאומי בלבד. הצעדים יאפשרו לקרן הביטוח הלאומי להוסיף ולגדול למעלה מעשר שנים נוספות מעבר לתחזית המופיעה בדו״ח האקטוארי כיום. יחד עם זאת, יצוין כי צעדים אלו אינם פותרים באופן מספק את בעיית האיזון האקטוארי של המוסד לביטוח לאומי, אולם מדובר בשינוי ראשון וחיוני לקראת איזון המוסד לביטוח לאומי, המתייחס בעיקרו למימון תקציב המוסד לביטוח לאומי על יד אוצר המדינה.

על מנת להגיע לאיזון אקטוארי של המוסד לביטוח לאומי יש להתייחס בעתיד גם לשינויים ראליים כגון: העלאת גיל הפרישה, בחינת הצמדת גיל הפרישה לעלייה בתוחלת החיים ובחינת מערכת המס.

העמקת הגבייה של כספי שיבוב בין המוסד לביטוח לאומי לחברות הביטוח

מזיקים שאינם מעבידים, זכאים לנכות מסכום הפיצוי שהם משלמים לנפגע בתאונת דרכים או באירוע נזיקי אחר את הגמלאות המשולמות או אלה שישולמו בעתיד (ניכוי רעיוני) לנפגע על ידי המוסד, מתוך הפיצויים שהם משלמים לנפגע. סעיף 328 לחוק הביטוח הלאומי מקנה למוסד לביטוח לאומי זכות לתבוע מחברות הביטוח פיצוי על הגמלאות ששילם ושהוא עתיד לשלם למבוטחים שנפגעו.

חברות הביטוח מחויבות לדווח למוסד על כל תיק שיש בו אפשרות לעילת שיבוב. אולם, למרות חובת הדיווח הקיימת בחוק, כמות הדיווחים המועברים קטנה משמעותית מכמות התיקים שבהם עומדת למוסד זכות השיבוב. יתר על כן, תהליך תביעת השיבוב מסורבל וטומן בחובו עלויות משמעותיות למוסד, כמו גם אי-ודאות בהכנסות המוסד.

כדי לייעל את יכולת המוסד לגבות את כספי השיבוב המגיעים לו, מוצע לתקן את החוק לצורך הטלת עיצומים על חברת ביטוח שלא דיווחה למוסד על תיק בעל עילת שיבוב. בנוסף, מוצע להסדיר מנגנון ליישוב התביעות, כך שתהליך התביעה יתקצר באופן משמעותי ולתקן את תקופת התיישנות. תיקון זה צפוי להגדיל את הכנסות המוסד לביטוח לאומי בגין פיצויים מצד שלישי במאות מיליוני ש״ח בשנה. בשל הצורך בפקיעת הסכמים שנחתמו בין המוסד לחברות הביטוח, בשנת התקציב הראשונה, הכנסות המוסד צפויות לגדול ב-200 מיליון ש״ח בלבד.

שינוי תקופת האכשרה לזכאות לדמי אבטלה לצעירים

משך הזכאות לקבלת דמי אבטלה משתנה כיום בהתאם לגיל. משך הזכאות לקבלת דמי אבטלה של מבוגרים ארוך יותר. הבחנה זו אינה קיימת כיום לעניין תקופת האכשרה הנדרשת העומדת על שנת עבודה מתוך שנה וחצי הקודמות למועד הפיטורין. ההחלטה מבקשת לשנות את תנאי הזכאות, כך שצעירים מתחת לגיל 30 יידרשו לעבוד לפחות שנתיים מתוך השנתיים וחצי האחרונות לצורך קבלת קצבת דמי אבטלה וצעירים מגיל 30 עד 35 יידרשו לעבוד שנה וחצי מתוך השנתיים האחרונות לצורך קבלת הקצבה.

צעד זה, יוביל לחיסכון תקציבי של כ-75 מיליון ש״ח בשנה וכן יתרום לביטול תופעות כמו פיטורים מחזוריים.

ההתפלגות החזויה של הכנסות המוסד לביטוח לאומי לשנת הכספים 2015, במחירים שוטפים (במיליוני ש״ח) לפי מקורות*

מקור ההכנסה	הסכום	אחוז מסה״כ
גביית דמי הביטוח מהציבור	40,370	51.9%
השתתפות האוצר בגבייה והקצבות האוצר על פי חוק	26,204	33.7%
מימון קצבאות על ידי אוצר המדינה (לא כולל שירות מילואים)	10,468	13.5%
העברות אחרות	700	0.9%
סך הכול	77,742	100%

מקור: המוסד לביטוח לאומי

*לא כולל ריבית על השקעות, תחזית המוסד לביטוח לאומי ומשרד האוצר.

משרד החינוך

הצעת תקציב משרד החינוך לשנות הכספים 2016–2015 (סעיף 20) מסתכמת בכ-50.8 מיליארד ש״ח ובכ-52.8 מיליארד ש״ח בהתאמה, מהם כ-48.5 מיליון ש״ח בשנת 2015 וכ-50.5 מיליון ש״ח בשנת 2016 בהוצאה נטו, וכ-2.3 מיליון ש״ח בהוצאה מותנית בהכנסה. כמו כן, בשנים 2016–2015 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-802.4 מיליון ש״ח וכ-540.8 מיליון ש״ח בהתאמה.

הצעת תקציב משרד החינוך לשנות הכספים 2016–2015 (סעיף 60) מסתכמת בכ-1.46 מיליארד ש״ח ובכ-1.68 מיליארד ש״ח בהתאמה, מהם כ-1.28 מיליארד ש״ח בשנת 2016 בהוצאה נטו, וכ-400 מיליון ש״ח בהוצאה מותנית בהכנסה. כמו כן, בשנים 2016–2015 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-2.38 מיליארד ש״ח וכ-1.56 מיליארד ש״ח בהתאמה.

משרד החינוך אחראי להקניית ידע לילדים הזכאים לחינוך בהתאם לחוק לימוד חובה. המשרד אחראי לקידום המצוינות, לשיפור ההישגים ולרמת האיכות החינוכית, תוך צמצום הפערים החברתיים; יצירת מערכת חינוך אפקטיבית ויעילה שתשרת את צורכי הפרט ואת צרכיה המשתנים של מדינת ישראל; וקידום ערכים ציוניים, יהודיים, דמוקרטיים וחברתיים.

המשרד פועל ברמה הארצית באמצעות המטה וברמה המחוזית – באמצעות שמונה מחוזות שהם הזרוע הביצועית של מטה המשרד. משרד החינוך ממונה על מוסדות החינוך ובכלל זה גנים, בתי ספר והחינוך הבלתי פורמלי.

דגשים לשנות הכספים 2016–2015

- צמצום הדרגתי במספר התלמידים בכיתה בבתי הספר היסודיים והוספת סייעת שנייה בגני ילדים צפופים של גילאי 3–4.
- חיזוק לימודי המתמטיקה במערכת החינוך על מנת להביא להגדלת הפריון במשק, על ידי הגדלת מספר הזכאים לבגרות מורחבת (חמש יחידות לימוד) במתמטיקה.
- צמצום הפערים בהישגים הלימודיים בין תלמידים ופיתוח ההון האנושי על ידי הרחבה של ״סל שעות הטיפוח״ שבמסגרתו נוספות שעות לימוד לבתי ספר מרקע חברתי-כלכלי חלש.

- הגברת ההתאמה בין מערכת החינוך לשוק העבודה, , על ידי הארכת שנת הלימודים לכיתות א ו-ב והרחבת חינוך חינם לגילאי 3–4, כל זאת במטרה להעלות את שיעורי התעסוקה.
- למידה משמעותית המדגישה תהליכי חשיבה, פיתוח כלים ביקורתיים, יצירתיות ומקוריות במטרה לקדם למידת חקר ולהכשיר את התלמיד להתמודדות עם אתגרי המאה ה-21.
- מטרות ויעדים אלו לשנות הכספים 2015–2016 יתורגמו לתכנית עבודה בהתאם למתווה התקציב שיאושר בכנסת.

ההשכלה הגבוהה

הצעת התקציב למערכת ההשכלה הגבוהה (סעיף 21) מסתכמת בכ-9.74 מיליארד ש״ח בשנת הכספים 2015 ובכ-10.00 מיליארד ש״ח בשנת הכספים 2016.

מערכת ההשכלה הגבוהה בישראל כוללת מוסדות המוּכָּרים על ידי המועצה להשכלה גבוהה, שהסמיכה אותם להעניק תארים אקדמיים. תקצוב המוסדות נעשה באמצעות הוועדה לתכנון ולתקצוב (ות״ת) ועל ידי משרד החינוך (התומך בחלק מהמכללות לחינוך). מערכת ההשכלה הגבוהה כוללת גם מוסדות אשר אין בתקציבם השתתפות מתקציב המדינה (מוסדות חוץ-תקציביים).

המוסדות להשכלה גבוהה

המוסדות להשכלה גבוהה בישראל נחלקים כדלהלן:

- **אוניברסיטאות** העוסקות במחקר ובהוראה ומעניקות שלושה תארים אקדמיים: התואר הראשון, התואר השני והתואר השלישי.
- **האוניברסיטה הפתוחה** המבוססת על לימוד מרחוק ועל לימודים חלקיים ומעניקות תואר אקדמי ראשון ושני.
- **מכללות** שעיקר עיסוקן בהוראה והן מעניקות תואר ראשון ושני ללימודים אקדמיים כלליים או ללימודים מקצועיים.
- **מוסדות אקדמיים להכשרת עובדי הוראה.**

נתונים כלליים

מספר הסטודנטים במוסדות להשכלה גבוהה (כולל מוסדות חוץ-תקציביים, לא כולל את האוניברסיטה הפתוחה ושלוחות מחו״ל) הסתכם בשנת הלימודים תשע״ה בכ-260 אלף סטודנטים, מתוכם כ-46 אחוזים למדו באוניברסיטאות, 12 אחוזים במכללות להכשרת מורים וכ-42 אחוזים במכללות האקדמיות. באוניברסיטה הפתוחה למדו בשנת תשע״ה כ-46.5 אלף סטודנטים לתואר הראשון והשני.

דגשים לשנות הכספים 2015–2016

- **הוועדה להסדרת המשילות של מערכת ההשכלה הגבוהה**

בחודש דצמבר 2013 מונתה על ידי ראש הממשלה, שר האוצר ושר החינוך ועדה להסדרת המשילות של מערכת ההשכלה הגבוהה, על מנת לבצע הערכה מחדש של מבנה המוסדות הרגולטוריים המופקדים על מערכת ההשכלה הגבוהה, קרי המועצה להשכלה גבוהה והוועדה לתכנון ולתקצוב, ולבצע ממשק בין גופים אלו לבין הממשלה.

הוועדה הגישה את המלצותיה בדו״ח מסכם בחודש יולי 2014, אשר מבוססות על העיקרון של קביעת מבנה אחוד וברור למוסדות הרגולטוריים של ההשכלה הגבוהה. במהלך השנים 2016–2015 יינקטו הצעדים הדרושים ליישום המלצות הוועדה לרבות שינויי החקיקה הדרושים והשינויים הנדרשים בגופים השונים.

- **התכנית הרב-שנתית למערכת ההשכלה הגבוהה**
  - תשע״ו היא השנה האחרונה בתכנית. בשנת 2015 החלה הערכה מקיפה של התכנית לשם בחינתה אל מול המטרות שהוצבו וכחלק מההכנה לגיבוש התכנית הרב-שנתית הבאה.
- **המטרות העיקריות של התכנית הרב-שנתית**
  - עידוד המצוינות המדעית-מחקרית
  - שיפור באיכות ההוראה ובהון האנושי הנרכש
  - הגברת הנגישות למגזרי החרדים והמיעוטים

הרפורמה בהשכלה הגבוהה מתבצעת לאור המטרות כאמור וכוללת, בין היתר, את הצעדים שלהלן:

- **שינוי מודל התקצוב של ות״ת תוך הגדלת מרכיבי איכות ומצוינות** – שינוי מטרותיו של מודל התקצוב והעמדת המצוינות האקדמית כיעד עיקרי; שיפור איכות ומצוינות המחקר, לרבות על ידי הגדלת מענקי מחקר תחרותיים ועל ידי שדרוג תשתיות המחקר; הגדלת המענקים המופנים למחקר תחרותי שיתרמו להתמקדות במצוינות.
- **גיוס סגל אקדמי ברמה גבוהה ושיפור איכות ההוראה במוסדות** – גיוס סגל אקדמי מצטיין, בין היתר באמצעות תכנית מרכזי המצוינות ושינוי התמריצים במודל התקצוב של ות״ת. בין השנים תשע״א-תשע״ד נקלטו כ-1,400 חברי סגל אקדמי בכיר, מהם כ-900 באוניברסיטאות וכ-500 במכללות.

ביצוע תכניות להגדלת הנגישות להשכלה גבוהה במגזר החרדי ומגזר המיעוטים – שילוב אוכלוסיות שנגישותן להשכלה הגבוהה הייתה נמוכה יתרום לשיפור המעמד החברתי-כלכלי של אותן אוכלוסיות ויאפשר להן להגדיל את מעורבותן בחברה הישראלית באופן כללי.

- הרחבת הנגישות במגזר החרדי – פרויקט המח״רים – בחודש נובמבר 2011 אושרה בות״ת התכנית להרחבת הנגישות להשכלה גבוהה לאוכלוסייה החרדית. מטרת התכנית היא להקים מסגרות חדשות לחרדים בסמוך לאוניברסיטאות ולמכללות המתוקצבות. בשנת הלימודים תשע״ד פעלו עשרה מח״רים. מספר הסטודנטים החרדים אשר נקלטו במכינות ובלימודים האקדמיים הוכפל בהשוואה לשנת הלימודים תשע״ג. בשנת הלימודים תשע״ו צפויים ללמוד במח״רים המתוקצבים כ-2,500 סטודנטים ובסה״כ כ-11,000 סטודנטים חרדים בכלל מערכת ההשכלה הגבוהה, לעומת כ- 9,100 בתשע״ה, 8,000 בתשע״ד ו-6,800 בתשע״ג.
- הרחבת הנגישות של המיעוטים – בחודש אוגוסט 2012 אישרה ות״ת את התכנית להרחבת הנגישות של מיעוטים להשכלה גבוהה והיא החלה לפעול באופן נרחב בשנה״ל תשע״ד. התכנית הוליסטית, מטפלת בחסמים שנמצאו לאורך הדרך מבתי הספר עד לתארים מתקדמים ולהשתלבות בשוק העבודה והיא כוללת פעולות אלו:
  - תכנית להכוון אקדמי לתלמידי תיכון בחברה הערבית.

- הרחבת מרכזי "הישגים" ליישובי אוכלוסיות בני המיעוטים.
- הגברת הסיוע ללומדים במכינות קדם אקדמיות.
- "צעד לפני כולם" – על מנת להקל על הסטודנטים בני המיעוטים את המפגש הראשוני עם האקדמיה ובמקרים מסוימים עם השפה העברית מתבצעת תכנית "צעד לפי כולם" כחודשיים לפני מועד פתיחת הלימודים בקמפוסים ובמסגרתה מתקיימת פעילות לצמצום הפערים הנ"ל.
- תמיכה לסטודנטים בשנה א' באמצעות תמיכה חברתית ואקדמית, ייעוץ אישי, מיומנויות למידה וכדומה.
- תכנית מלגות לסטודנטים לתואר ראשון, מלגות הצטיינות לסטודנטים לתואר שני מחקרי, דוקטורנטים ובתר-דוקטורנטים בני מיעוטים. כמו כן מוענקות מלגות "מעוף" לקליטת אנשי סגל מצטיינים בני המיעוטים במוסדות להשכלה גבוהה.
- מיזם הכנה לשוק העבודה הכולל הטמעת מרכזי קריירה במוסדות האקדמיים.
- תכנית ארבע שנתית לשילוב החברה הבדואית בהשכלה הגבוהה. התכנית מעניקה מעטפת אקדמית, חברתית וכלכלית רחבה ביותר. תקצוב התכנית נעשה בשיתוף ות"ת, משרד החקלאות, משרד נגב-גליל, משרד ראש הממשלה ומשרד האוצר.

- **מרכזי המצוינות** – ב-14 במארס 2010 החליטה ממשלת ישראל בהחלטה מס' 1503 לאמץ את התכנית שגובשה על ידי יו"ר ות"ת ויו"ר מל"ג לחיזוק המחקר המדעי בישראל על ידי הקמה מדורגת, במהלך חמש שנים, של מרכזי מצוינות (I CORE's) – מרכזי מחקר מובילים במגוון תחומים. במסגרת התכנית הוקמו 16 מרכזים, אשר מחזקים בצורה תשתיתית וארוכת טווח את מעמדה המחקרי של מדינת ישראל ואת האטרקטיביות שלה בקרב חוקרים מובילים בארץ ובעולם.

- **תכנית המעונות** – עד שנת 2015 הוקצו כ-260 מיליון ש"ח לבניית מעונות סטודנטים. כחלק מההסכמות לגבי תקציב 2015 ו-2016 הוחלט על ביצוע תכנית נוספת בהיקף של כ- 120 מיליון ש"ח.

משרד הרווחה והשירותים החברתיים

הצעת תקציב משרד הרווחה והשירותים החברתיים לשנת הכספים 2015 (סעיף 23) מסתכמת בכ-7.8 מיליארד ש״ח, מהם כ-5.9 מיליארד ש״ח בהוצאה נטו, וכ-1.9 מיליארד ש״ח בהוצאה מותנית בהכנסה. כמו כן, בשנת 2015 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-81 מיליון ש״ח. בשנת 2016 מסתכמת הצעת התקציב בכ-8.5 מיליארד ש״ח, מהם כ-6.4 מיליארד ש״ח בהוצאה נטו, וכ-2.1 מיליארד ש״ח בהוצאה מותנית בהכנסה. בשנת 2016 תועמוד לרשות המשרד הרשאה להתחייב בגובה של כ-81 מיליון ש״ח

משרד הרווחה משמש חולייה מרכזית בהתוויית מדיניות הרווחה בישראל, והוא אחראי לקביעת סטנדרטים של שירותי הרווחה, להערכה ומחקר של השירותים החברתיים ולתקצוב, פיקוח ובקרה של אספקת שירותי הרווחה ברשויות המקומיות, אשר באמצעותן מסופקים מרבית שירותי הרווחה.

דגשים מרכזיים לשנות הכספים 2015–2016

- **פתרונות קהילתיים** – תגבור הפתרונות הקהילתיים ופיתוחם כתחליף לפתרונות חוץ ביתיים.
- **משפחות וילדים בסיכון** – המשך בניית הסיוע הממשלתי לילדים בסיכון בכל המישורים: השמה חוץ-ביתית, משפחות אומנה, טיפול בקהילה וטיפול משפחתי כולל.
- **טיפול באוטיסטים** – הרחבת השירותים לאוכלוסיית האוטיסטים.
- **שיקום אנשים עם מוגבלות** – שיקום מקצועי-תעסוקתי של אנשים עם מוגבלות באמצעות קורסים המיועדים לפיתוח מסוגלות תעסוקתית, תוך שימת דגש על השמתם בשוק העבודה הפתוח ביחסי עובד מעביד.
- **שיפור השירות** – שיפור אופן אספקת שירותי הרווחה באמצעות המחלקות לשירותים חברתיים ברשויות המקומיות ובאמצעות הרפורמה במחלקות לשירותים חברתיים הכוללת ייעול ושדרוג תהליכי העבודה תוך יצירת סטנדרטיזציה לשירות הניתן במחלקות.

דגשים אלה, כמו כל שאר הפעולות, היעדים והתכניות המוצגות בהצעת התקציב, יבוצעו כחלק מהתקציב ובהתאם למסגרת התקציבית שהוקצתה לשם כך למשרד הרווחה, כמפורט בכל אחד מסעיפיו.

משרד הבריאות

הצעת התקציב הרגיל של משרד הבריאות לשנת הכספים 2015 מסתכמת בכ-31.2 מיליארד ש״ח (ברוטו) ובכ-33.8 מיליארד ש״ח (ברוטו) בשנת 2016. תקציב הפיתוח לשנת הכספים 2015 עומד על כ-779 מיליון ש״ח (ברוטו) ובכ-722 מיליון ש״ח (ברוטו) בשנת 2016. תקציב בתי החולים הממשלתיים הכלליים לשנות הכספים 2016–2015 מסתכם בכ-10 מיליארד ש״ח.

משרד הבריאות מופקד על התכנון, הפיקוח, הרישוי והתיאום במערכת הבריאות. הוא מתפקד כספק משמעותי של שירותי בריאות במערכת, ובמספר תחומים משמש כמבטח. המשרד מפעיל באופן ישיר מיטות אשפוז בבתי החולים הכלליים ובבתי החולים הפסיכיאטריים והגריאטריים והוא אחראי לאספקתם או מפעיל באופן ישיר את תחום האשפוז הסיעודי וחלק ממערכת השירותים הרפואיים המונעים – הקהילתיים והסביבתיים, לרבות תחנות טיפת חלב, שירותי בריאות התלמיד, פיקוח על המזון וכדומה.

דגשים לשנות הכספים 2016–2015

■ קביעת עלות סל שירותי הבריאות

עלות סל שירותי הבריאות שבאחריות קופות החולים לשנת הכספים 2015 צפויה לעמוד על 41.5 מיליארד ש״ח (ברוטו), ועל 43.9 מיליארד בשנת 2016. סל הבריאות ממומן מגביית דמי ביטוח הבריאות על ידי המוסד לביטוח לאומי ומהשלמה לעלות הסל המועברת לקופות החולים מתקציב המדינה. השלמת עלות הסל מתבצעת דרך תקציב משרד הבריאות והיקפה משתנה משנה לשנה בהתאם לשינויים בהיקפי גביית דמי ביטוח הבריאות ובהתאם לשינויים בעלות הסל. הגידול בעלות סל שירותי הבריאות נובע ממספר רכיבים: תוספת שירותים וטכנולוגיות חדשות; קידום דמוגרפי בהתאם לקצב גידול האוכלוסייה; התייקרויות מחירים, אשר נבעו בחלקן הגדול מהסכמי שכר משמעותיים שנחתמו בשנים האחרונות; ותקצוב תחום בריאות הנפש אשר עבר ב-1 ביולי 2015 לאחריות קופות החולים. מעבר לכך, לתקציב סל הבריאות הוחזרה בשנת 2015 הפחתה בסך 500 מיליון ש״ח שנעשתה בבניית תקציב 2014–2013 בגין הטלת מס בריאות על עקרות בית. הטלת המס לא אושרה בכנסת במסגרת חוק התקציב לשנים 2014–2013.

■ הרחבת מערך השירותים שבאחריות משרד הבריאות

במסגרת התקציב לשנים 2016–2015, תוקצבה תוספת המיועדת להרחבת השירותים המסופקים באופן ישיר על ידי משרד הבריאות. תוספת זו כוללת, בין היתר, כ-230 מיליון ש״ח בכל שנה לצורך הרחבת מספר הזכאים לשיקום בהתאם לחוק שיקום נכי הנפש בקהילה, כ-170 מיליון ש״ח להרחבת מערך האשפוז הגריאטרי וסטנדרט השירות לקשישים ותוספת של 64 מיליון ש״ח בגין טיפול רפואי בילדים אוטיסטים.

■ ביצוע תכנית לאומית לשיפור הרפואה הציבורית

על מנת לחזק את הרפואה הציבורית ולהבטיח שיפור משמעותי באיכות השירות והטיפול הרפואי הניתן בה, הוחלט במסגרת תקציב 2016–2015 לבצע מספר תכניות לאומיות לחיזוק הרפואה הציבורית בעלות כוללת של 680 מיליון

ש״ח. לצורך יישום תכניות אלו תוקצבו תוספות תקציביות כדלקמן: 200 מיליון ש״ח למבחני תמיכה בבתי חולים ציבוריים לצורך עמידה ביעדי איכות ושירות; 100 מיליון ש״ח לתכנית לקיצור תורים; 100 מיליון ש״ח לחיזוק המרכזים לרפואה דחופה; 80 מיליון ש״ח לתמיכה בקידום יעדי איכות ושירות בקופות החולים; 60 מיליון ש״ח לחיזוק מערך הדימות; 50 מיליון ש״ח לתכנית למניעת זיהומים; 30 מיליון ש״ח להעסקת רופאים במודל ״פול טיימר״; ו-60 מיליון ש״ח לתימרוץ בתי חולים לשיפור הפגיות.

ביצוע רפורמה בבריאות הנפש

בשנת 2012 הוחלט על העברת מלוא האחריות הביטוחית בתחום בריאות הנפש מהמדינה לקופות החולים. במסגרת ההחלטה, שירותי האשפוז, טיפול ואשפוז היום וכן השירותים האמבולטוריים בבריאות הנפש עברו לאחריות קופות החולים החל מחודש יולי 2015. בהתאם להסכם עם קופות החולים תוקצב בסיס תקציב סל הבריאות בכ-2 מיליארד ש״ח לצורך יישום הרפורמה.

תוספת לתקציב הפיתוח

על מנת לפתח את תשתיות האשפוז בישראל, תוקצבה במסגרת תקציב 2015—2016 תוספת תקציב בסך של כ-200 מיליון ש״ח (חד-פעמי) לצורך תשלום מענק הקמה לבית חולים אסותא אשדוד ותוספת של כ-75 מיליון ש״ח לבסיס התקציב לביצוע פיתוח בבתי החולים הממשלתיים.

כצעד משלים לתוספות התקציב המפורטות לעיל ועל מנת לצמצם את יוקר המחייה, החליטה הממשלה על ביצוע מספר צעדים לאסדרת הרפואה הפרטית. בין הצעדים ניתן למנות ביטול אפשרות של משא ומתן כלכלי של המטופל למול הרופא והעברת משא ומתן זה לחברות הביטוח ולקופות החולים וביצוע צעדים לצמצום ניגוד העניינים של רופאים העובדים גם במערכת הציבורית וגם במערכת הפרטית.

המשרד לקליטת העלייה

הצעת התקציב של משרד העלייה והקליטה ברוטו לשנות הכספים 2015–2016 מסתכמת בכ-1.9 מיליארד ש״ח ברוטו וכ-1.8 מיליארד ש״ח ברוטו, בהתאמה, מהם כ-1.9 מיליארד ש״ח בשנת 2015 וכ-1.8 מיליארד ש״ח בשנת 2015 בהוצאה נטו, וכ-3.5 מיליון ש״ח בכל אחת מהשנים 2015 ו-2016 בהוצאה מותנית בהכנסה. כמו כן תועמד לרשות המשרד הרשאה להתחייב בגובה של 90 מיליון ש״ח בשנת 2015.

המשרד לקליטת העלייה אחראי לסיוע הניתן על ידי מדינת ישראל לעולים ולתושבים חוזרים.

דגשים לשנות הכספים 2015–2016

- **עידוד העלייה** – התקציב לעידוד העלייה נועד לקדם תכניות קליטה על בסיס ההנחה שקליטה טובה יותר, המותאמת לצורכי העולים, היא כלי לעידוד המשך העלייה בעתיד, וכי קליטה מוצלחת של עולים בארץ מעודדת עולים פוטנציאלים להחליט על העתקת מרכז חייהם לישראל.
- **תעסוקה ויזמות** – המשך פיתוח וקידום תכניות לשילובם של העולים בתעסוקה וסיוע במימוש זכויותיהם בעת המפגש עם עולם העבודה. פעילות זו מהווה נדבך מרכזי בהצלחת קליטתו של העולה בארץ. היעדים המרכזיים בתחום זה הם: הגברת הסיוע לאוכלוסיות עתירות הון אנושי, העמקת ההכשרה וההסבה המקצועית עבור אוכלוסיות ייעודיות בהתאמה לשוק העבודה, הלוואות ליזמים עולים, הדרכת יזמים והרחבת פרויקט המאפשר מידע רחב ועזרה להקמת עסקים עוד לפני מעבר העולה לישראל.
- **קליטת בני העדה האתיופית** – המשרד פועל לקליטת בני העדה האתיופית בהתאם להחלטות הממשלה בנושא ומוביל את החלת תכנית ״דרך חדשה״ על כלל משרדי הממשלה.
- **נושאים נוספים**
  - **פתרונות דיור לעולים** – המשך הפעילות למתן פתרונות דיור לעולים במסגרת מרכזי הקליטה, ההוסטלים ומְקבצי הדיור, בצד שיפור התכניות לסיוע ארוך טווח בתשלומי שכר דירה לעולים שישכרו דירות בשוק הפרטי. המשרד ימשיך בצעדים למניעת הניצול לרעה של כספי הדיור הניתנים לעולים מצד גורמים לא אמינים בשוק התיווך.
  - **טיפול בסטודנטים עולים** – סיוע לסטודנטים עולים במתן מלגות לשכר לימוד, מלגות קיום והלוואות, סיוע בלימוד השפה העברית והשפה האנגלית, שיעורי עזר וסעד נפשי.
  - **קליטת צעירים** – המשרד מטפל באוכלוסייה צעירה במספר תכניות, בין היתר תכניות ממוקדות צעירים כגון מרכזי צעירים בנגב ובגליל.
  - **חינוך** – תגבור תכניות לימודיות לעולים בחינוך הלא-פורמלי הן באופן ישיר והן באמצעות גופים נוספים. במסגרת זאת מתקיימות תכניות ללימוד עברית גם מחוץ לאולפנים.

- **חיילים עולים** – טיפול בעולים שהם חיילים בודדים, חיילים נשואים ועולות בודדות המשרתות בשירות הלאומי באמצעות סיוע כספי, ייעוץ והכוונה.
- **שימת דגש על נושאי קליטה חברתית** – הרחבת הטיפול והסיוע בשיתוף הרשויות המקומיות אשר מקצות מתקציבן לנושא קליטת העלייה.
- **מיקוד פעילות קליטת העלייה** – הגברת הסיוע בקליטת העלייה באזורי הפריפריה.

הרשות לזכויות ניצולי השואה

הצעת תקציב הרשות לזכויות ניצולי השואה לשנות הכספים 2015 ו-2016 (סעיף 25) מסתכמת בכ-3.8 מיליארד ש"ח לשנה.

הרשות לזכויות ניצולי השואה פועלת מכוח חוק נכי המלחמה בנאצים, תשי"ד-1954, חוק נכי רדיפות הנאצים, תשי"ז-1957 וחוק ההטבות לניצולי השואה הנזקקים התשס"ז-2007 ותיקונו בשנת 2014.

בשנת 2014 עמד מספר הזכאים הכולל לתגמולים חודשיים מהרשות לזכויות ניצולי השואה על למעלה מ-80,000 ניצולים, מתוכם כ-58,500 איש לפי חוק נכי רדיפות הנאצים, כ-4,000 לפי חוק נכי המלחמה בנאצים וכ-18,000 לפי חוק הטבות לניצולי השואה

בשנה האחרונה חלה עלייה משמעותית הן במספר ניצולי שואה המטופלים על ידי הרשות לזכויות ניצולי השואה והן בגובה ההטבות והתגמולים המשולמים לזכאים ע"י הרשות. זאת בעיקר בעקבות תיקון חקיקה נרחב במסגרת החלטת ממשלה 1568 מס' מיום 27 באפריל 2014 שעניינה תכנית לאומית להגדלת הסיוע לניצולי השואה.

דגשים לשנות הכספים 2015–2016

במסגרת החלטת ממשלה מס' 1568 מיום 27 באפריל 2014, שעניינה תכנית לאומית להגדלת הסיוע לניצולי השואה, הוחלט על מספר צעדים מרכזיים לצמצום פערים ולהגדלת הסיוע לניצולי השואה על בסיס צורכיהם של ניצולי השואה כפי שיפורטו להלן:

- השוואת תנאים בין זכאי חוק ההטבות לזכאי חוק נכי רדיפות הנאצים. זכאי חוק ההטבות, שעד התיקון היו זכאים לקצבה אחידה של 1,200 או 1,500 ש"ח בחודש, ללא הכרה באחוזי נכות או בתגמול מוגדל בהתאם להכנסה נמוכה, זכאים ממחצית שנת 2014 (כשאושר תיקון החוק) לתנאים הקבועים בחוק נכי רדיפות הנאצים, שעיקרם קצבה של 1,825–5,405 ש"ח בהתאם לאחוזי נכות וכן תגמול מוגדל לפי הכנסה בסכום של 5,316–8,812 ש"ח לחודש, בהתאם לאחוזי הנכות.
- קביעת תגמול חודשי מינימלי – הקצבאות החודשיות משולמות בהתאם לאחוזי הנכות ושיעורן נע בין 1,825 ש"ח (לאחר השוואת התנאים המוזכרת לעיל. הקצבה המינימלית עמדה קודם על 1,200 ש"ח לחודש) לבין 5,405 ש"ח. על מנת להגדיל את הסיוע לבעלי הקצבאות הנמוכות, נקבע רף מינימלי של 2,200 ש"ח לחודש לכל קצבה.
- מענק שנתי לפליטי השואה – על מנת לסייע לפליטי השואה הוחלט על תשלום מענק שנתי של 3,600 ש"ח שמשולם בינואר לכ-80 אלף איש.
- פטור מלא מתשלום עבור תרופות – לצד הפעולות בתחום תשלומי ההעברה הוחלט על מתן פטור מלא מתשלום עבור תרופות שבסל התרופות, באמצעות הסדר עם קופת החולים שבה מבוטח הזכאי. ההטבה ניתנת באופן אוטומטי, הן לניצולי שואה מקבלי קצבאות חודשיות והן לפליטי השואה המקבלים מענק שנתי.

משרד המדע, הטכנולוגיה והחלל

הצעת התקציב של משרד המדע, הטכנולוגיה והחלל (ללא תקציב המטה המשותף למשרד המדע ומשרד התרבות והספורט) מסתכמת בכ-296 מיליון ש״ח במזומן ובכ-130 מיליון ש״ח בהרשאה להתחייב לשנת התקציב 2015, וכן בכמיליון ש״ח במזומן ובכ-137 מיליון ש״ח בהרשאה להתחייב לשנת 2016. בשנת 2015 בסיס תקציב המזומן כולל גם שינויים שנעשו במהלך השנה, לרבות העברות בין משרדים בשל קצב הביצוע בפועל של פעילויות המשרד, מכאן שבסיס תקציב 2015 גבוה בכ-50 מיליון ש״ח לעומת מצבו המקורי.

משרד המדע, הטכנולוגיה והחלל פועל לקביעת מדיניות ולקידום, חיזוק והקמת תשתית בתחום המדע והטכנולוגיה. המשרד פועל במטרה לקדם, להרחיב ולהעמיק את הפיתוח המדעי, הטכנולוגי והתשתיתי וכן מקדם את הפעילות המדעית של ישראל בזירה הבין-לאומית ומעודד קירוב של הקהילה למדע, בדגש על קידום המחקר בפריפריה.

דגשים לשנות הכספים 2015–2016

- מיסוד והרחבת התמיכה במחקר מדעי יישומי והנדסי.
- המשך קידום תחום החלל האזרחי ומיצובו כנושא מדעי, מחקרי וכלכלי בעל עדיפות עליונה בישראל.
- מעבר פעילות להב״ה ממשרד האוצר לאחריות משרד המדע, הטכנולוגיה והחלל, בחינת שינוי אופן הפעלת התכנית והרחבת הפעילות.
- הרחבת הפעילות של קשרי חוץ מדעיים והשתתפות ישראל בארגוני מדע בין-לאומיים, תוך ביסוס מעמדה המוביל כמדינת מדע וטכנולוגיה.
- קירוב הקהל הרחב למדע מתוך הרחבת המודעות והנגישות לפעילויות מדע, במיוחד בקרב ילדים ונוער ובקרב האוכלוסייה בפריפריה הגאוגרפית והחברתית של ישראל.

משרד התרבות והספורט

הצעת תקציב משרד התרבות והספורט לשנות הכספים 2015–2016 (ללא תקציב המטה המשותף עם משרד המדע, הטכנולוגיה והחלל) מסתכמת בכ-985 מיליון ש״ח ובכ-979 מיליון ש״ח בהתאמה, מהם כ-977 מיליון ש״ח בשנת 2015 וכ-972 מיליון ש״ח בשנת 2016 בהוצאה נטו, וכ-7.5 מיליון ש״ח בכל אחת משנות הכספים 2015–2016 בהוצאה מותנית בהכנסה. כמו כן, בכל אחת משנות הכספים 2015–2016 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-79.5 מיליון ש״ח.

הצעת תקציב המטה המשותף למשרד המדע, הטכנולוגיה והחלל ולמשרד התרבות והספורט לשנות הכספים 2015–2016 מסתכמת בכ-87 ו-96 מיליון ש״ח בהתאמה, מהם כ-20 מיליון ש״ח בשנת 2015 וכ-16 מיליון ש״ח בשנת 2016 הם תקציב מרכז ההסברה.

משרד התרבות והספורט פועל לקביעת מדיניות ולקידום, חיזוק והקמת תשתית בשני התחומים העיקריים שבסמכותו: התרבות והספורט. בתחום התרבות – המשרד תומך במוסדות תרבות ואמנות, במפעלים ובאירועי תרבות, ביוצרים ובמבצעים, המהווים את התשתית לחיי התרבות והאמנות בישראל. בתחום הספורט – המשרד פועל לקידום ולפיתוח הספורט התחרותי והעממי תוך סיוע לרשויות המקומיות, להתאחדויות ולאיגודי הספורט.

דגשים לשנות הכספים 2015–2016

- ביום 15 ביולי 2010 נחתם הסכם בין משרד התרבות והספורט, משרד האוצר ופורום מוסדות התרבות בישראל המעגן את תקציב מִנהל התרבות לשנים 2012–2014. בהתאם להסכם האמור עמד תקציב התרבות לשנת הכספים 2013 על 493 מיליון ש״ח ובשנת 2014 על 502 מיליון ש״ח (לא כולל תקציבי הקולנוע וכן תקציבים ייעודים כגון: פיתוח בית התפוצות, חוק הספריות וכו׳).
- ביום 5 באוגוסט 2015 נחתם הסכם דו-שנתי בין משרד התרבות והספורט למשרד האוצר המעגן את תקציב מנהל התרבות לשנים 2015–2016. בהתאם להסכם האמור יעמוד תקציב מנהל התרבות לשנת 2015 על 569.5 מיליון ש״ח ובשנת 2016 על 619.5 מיליון ש״ח (לא כולל תקציביים ייעודים המפורטים בהסכם). בנוסף סוכם כי משרד התרבות והספורט יפעל לגיבוש תכנית מפורטת לעידוד צריכת תרבות בפריפריה. אם תגובש תכנית כזאת, היא תתוקצב במהלך שנת 2016.
- במסגרת הסיכום התקציבי לשנים 2015–2016, סוכם על תוספת מצטברת בסך 13 מיליון ש״ח לתקציב המטה המשותף.
- תקציב הקולנוע – ביום 3 בפברואר 2009 נחתם הסכם בין משרד התרבות והספורט ומשרד האוצר. ההסכם מעגן את תקציב התמיכה בקולנוע לשנים 2009–2013 וכולל תוספת של 9 מיליון ש״ח לכל אחת מהשנים האמורות. בהתאם

להסכם עמד תקציב התמיכה בקולנוע לשנת 2013 על 67 מיליון ש״ח בהרשאה להתחייב. ביום 13 במאי 2012 נחתם הסכם קולנוע נוסף לשנים 2014–2018 ובמסגרתו סוכם על העמדת תקציב הקולנוע על 79.5 מיליון ש״ח לשנה.

- חוק הספריות – תיקון מס׳ 3 לחוק הספריות הציבוריות, תשל״ה-1975 מיום 26 ביולי 2007 קובע כי השתתפות המדינה בהחזקתן ובניהולן של הספריות הציבוריות תהיה בשיעור 50 אחוזים מסכום הבסיס. סכום הבסיס מוגדר כסכום הכולל של השתתפות אוצר המדינה והרשויות המקומיות בהחזקתן ובניהולן של הספריות הציבוריות בשנת 2006. הגידול בתקציב פרוס על פני שש שנים, והתקציב הגיע ל-75 מיליון ש״ח בשנת 2012. החל משנת 2015 ואילך יעמוד תקציב הספריות על 84 מיליון ש״ח.

- מרכז ההסברה – החל משנת 2015 תעבור פעילות מרכז ההסברה ממשרד ראש הממשלה למשרד התרבות והספורט. היקף תקציב המרכז יעמוד בשנת 2015 על כ-20 מיליון ש״ח ובשנת 2016 - על כ-16 מיליון ש״ח. מרכז ההסברה אחראי לארגון ולהפקת הטקסים הממלכתיים של המדינה בכל רחבי הארץ ובכלל זה טקסי אזכרה ממלכתיים, טקסי יום הזיכרון וטקסי יום העצמאות ושיתופם של בני נוער וחיילים בטקסים הממלכתיים כמנוף ללימודי המורשת הלאומית וכן אחראי לייזום והפקה של שנתון המדינה ושל פרסומים בנושאים שונים בעלי ערך לאומי.

- מנהל הספורט – בשנת 2014 הוקמה המועצה הלאומית לספורט. תפקידיה העיקריים של המועצה הם: ייעוץ לשרת התרבות והספורט בעניין קביעת מדיניות כוללת וארוכת טווח בתחום הספורט, קביעת אמות מידה לחלוקת המשאבים לאיגודי הספורט השונים וקביעת חלוקת המשאבים בין בינוי מתקני ספורט לבין תמיכה שוטפת באיגודים. הגידול המשמעותי ביותר בתקציב מנהל הספורט הוא בהתאם לסיכום שנערך בעת ההחלטה על הקמת המועצה הלאומית לספורט לגבי תגבור תקציבי המשרד לכשתתקום המועצה בפועל. הגידול התקציבי הוא בכלל פעולות המנהל – תמיכה באיגודים, שדרוג מתקנים קיימים, תמיכה בפעילות ספורט עממית והכנות אולימפיות.

- תכנית ״פרחי ספורט״ – בשנת 2014 החל המשרד להפעיל את תכנית ״פרחי ספורט״ בהתאם להחלטת ממשלה מספר 1016 מיום 8 בדצמבר 2013 בנושא התכנית הלאומית לקידום ספורט ילדים ובני נוער. במסגרת התכנית המשרד תומך ברשויות המקומיות לצורך סיוע בהקמה ובהפעלת קבוצות ספורט חדשות עבור ילדים וילדות גילאי 8–12. התכנית מתמקדת בענפי הספורט המועדפים בלבד. מטרת התכנית היא להגביר את שיעור ההשתתפות של ילדים וילדות בפעילות ספורטיבית.

ענפי המשק

קבוצת ההוצאות המשויכות לענפי המשק כוללת את ההוצאות בגין תעשייה ותעסוקה, תיירות, חקלאות, הגנת הסביבה ותקשורת.

מאפייני התקציב

התמיכה לענפי המשק נועדה לעודד צמיחה בת-קיימא בענפי המשק השונים באמצעות ייזום וקידום רפורמות מבניות וענפיות, ובעזרת הסרת חסמים מנהליים ופתיחת ״צווארי בקבוק״, שתכליתם לשפר את כושר התחרות של המשק הישראלי. זאת, באמצעות ניהול תקציב התמיכות למגזר העסקי, שנועד בעיקרו לפתור כשלי שוק שהסקטור העסקי עומד בפניהם. בנוסף, חלק מן המשרדים שדרכם מתבצעת התמיכה לענפי המשק פועלים גם כרגולטור שתפקידו, בין השאר, להבטיח תחרות ענפית.

במסגרת הצעת התקציב לשנות הכספים 2015–2016 החליטה הממשלה, בין היתר, לקדם שינויים מבניים להפחתת הנטל הרגולטורי, לחזק את הקשרים הבין-לאומיים של התעשייה עתירת הידע בישראל, לפעול להגדלת מקורות האשראי של עסקים קטנים ובינוניים, לחזק את הקשרים הכלכליים של המשק עם מדינות באסיה ובאמריקה הלטינית, להמשיך לעודד תנאים להיווצרותם של מקורות תעסוקה שיענו על צרכים כלכליים ארוכי טווח, תוך מתן עדיפות לאזורי הפריפריה, להמשיך לפעול להגברת התחרות בענף התקשורת ועוד.

התקציב לתמיכה בענפי המשק לשנת הכספים 2015 עומד על כ-8.0 מיליארד ש״ח, סכום המהווה כ-2.4 אחוזים מסך ההוצאה התקציבית. בשנת 2016 תקציב זה יעמוד על 9.5 מיליארד ש״ח, סכום שיהווה כ-2.8 אחוזים מסך ההוצאה התקציבית.

תקציב ענפי המשק לשנת הכספים 2015
במליארדי ש״ח


תקשורת
0.1
הגנת הסביבה
0.3
חקלאות
1.6
תעשייה ותעסוקה
5.2
תיירות
0.8

ענפי המשק

תקציב ענפי המשק לשנת הכספים 2016

במליארדי ש"ח


תקשורת
0.1
הגנת הסביבה
0.4
חקלאות
1.8
תעשייה ותעסוקה
6.3
תיירות
1.1

תחום התעשייה והתעסוקה

בשנת 2014 צמח התוצר המקומי הגולמי במשק הישראלי בקצב מתון יחסית. שיעור הצמיחה עמד על 2.6 אחוזים (במחירים קבועים), שיעור הנמוך משיעור הצמיחה בשנת 2013 (3.3 אחוזים). יצויין כי ייתכנו הבדלים בנתוני הצמיחה המופיעים בחלקי החוברת השונים בשל מועד עדכון נתוני הלמ״ס. תוצאה זו מיוחסת בעיקר להמשך מגמת ההאטה בכלכלה העולמית, המביאה, בין השאר, להתמתנות הביקושים בשווקי הייצוא של המשק הישראלי במדינות המפותחות. כמו כן, בטווח הקצר, מבצע ״צוק איתן״ השפיע גם הוא על צמיחת המשק, ותרם להאטה בפעילות העסקית, בעיקר ברבעון השלישי של השנה. ברבעון הרביעי נרשמה התאוששות עם צמיחה בשיעור של 6.2 אחוזים בקצב השנתי. בשנת 2014 הסתכם התוצר המקומי הגולמי בכ-1,087 מיליארד ש״ח במחירים שוטפים.

התוצר העסקי מהווה כ-75 אחוזים מהתוצר המקומי. בשנת 2014 צמח התוצר העסקי בשיעור של כ-2.4 אחוזים (במחירים קבועים) בהשוואה ל-3.4 אחוזים בשנת 2013. עלייה מתונה זו מבטאת את מגמת ההאטה המוזכרת לעיל, לצד תופעות נוספות כגון שינויים בשער החליפין ומבצע ״צוק איתן״, אשר באו לידי ביטוי בהאטת הפעילות במגזר העסקי.

התוצר התעשייתי מהווה כ-21 אחוזים מסך התוצר העסקי, וכ-17 אחוזים מסך התוצר המקומי הגולמי. מדד הייצור התעשייתי, אשר מעיד על מגמת הצמיחה בענף התעשייה, עלה בשנת 2014 בכ-0.6 אחוז לאחר שירד בשנת 2013 בכ-1.1 אחוז. העלייה בייצור התעשייתי היא תיקון מסוים לירידה החריגה בשנת 2013, לאחר מספר שנים של צמיחה חיובית מאז שנת 2009 – שנת פרוץ המשבר הכלכלי הגלובלי. קצב העלייה המתונה בייצור התעשייתי, בהשוואה לממוצע השנים הקודמות, משקף את מגמת ההאטה בצמיחה של המדינות המפותחות, וישראל ביניהן.

ההוצאה הלאומית למחקר ולפיתוח אזרחי, במחירים שוטפים, הסתכמה בשנת 2013 ב-44.2 מיליארד ש״ח ושיעורה מתוך התמ״ג עמד על 4.2 אחוזים, שיעור זהה לשנת 2012 ושיעור שונה – 4.1 אחוזים בשנת 2011.

במחירים קבועים, עלתה ההוצאה הלאומית למחקר ולפיתוח אזרחי ב-1.3 אחוזים בשנת 2013, לאחר עלייה של 4.5 אחוזים בשנת 2012 ועלייה של 4.1 אחוזים בשנת 2011. ההתפתחות זו משקפת עלייה של 1.2 אחוז בהוצאות למו״פ במגזר העסקי ב-2013, בהמשך לעלייה של 5.0 אחוזים בשנת 2012 ועלייה של 4.5 אחוזים בשנת 2011. העלייה בהוצאה למו״פ במגזר העסקי בשנת 2013 משקפת בעיקר עלייה בענף התוכנה ב-2.7 אחוזים ועלייה בענף המו״פ ב-1.8 אחוזים, הכולל מרכזי פיתוח רב-לאומיים, חברות הזנק, חממות טכנולוגיות ומכוני מחקר. בענפי התעשייה נרשמה בשנת 2013 ירידה של 1.4 אחוזים, לאחר עלייה של 0.6 אחוז בשנת 2012. במגזר הממשלתי עלתה ההוצאה למו״פ בשנת 2013 ב-3.6 אחוזים בהמשך לעלייה של 5.5 אחוזים בשנת 2012 ועלייה של 6.5 אחוזים ב-2011.

הממשלה פועלת להגדלת הפיריון במשק ולהפחתת יוקר המחייה באמצעות הגברת התחרותיות והפחתת הנטל הביורוקרטי על עסקים. בתחום זה מובילה הממשלה מספר שינויים משמעותיים:

- בהמשך להמלצות הצוות לבחינת רמת התחרות והמחירים בתחום מוצרי המזון והצריכה, אישרה הכנסת ביום 19 במארס 2014 את חוק קידום התחרות בענף המזון התשע״ד-2014. החוק, שמרבית הוראותיו נכנסו לתוקף בשנת 2015, כולל שורה של צעדים המיועדים להגביר את התחרות בשוק המזון לצורך הורדת מחירי המזון. הכלים המרכזיים בחוק הם: תקנות שקיפות מחירים שיאפשרו השוואת מחירים של מוצרי מזון בין חנויות שונות, מתן כלים לרשות להגבלים עסקיים לאכוף איסורים על התנהגות אנטי תחרותית בשוק המזון וכן מתן כלים לרשות ההגבלים להגברת התחרות האזורית בין הרשתות הקמעונאיות.

- בנוסף, ובהתאם למספר החלטות הממשלה בעניין הסרת חסמים לייבוא מזון רגיל, פועלים משרדי האוצר, הבריאות, הכלכלה והמשפטים לקידום הצעת חוק 'הגנה על בריאות הציבור (מזון)'. הצעת החוק משולבת בתכנית הכלכלית לשנים 2015–2016 ובה מוצע לקבוע כי אסדרת ייבוא המזון הרגיל לישראל תותאם לעקרונות ייבוא המזון של רשויות בין-לאומיות מתקדמות, כדוגמת האיחוד האירופי, המאפשרים כניסה של מזון רגיל על בסיס הצהרת היבואן על עמידה בכל הוראות הדין והפיקוח בשווקים. מטרת הצעת החוק היא להפחית את יוקר המחיה בתחום המזון הרגיל המיובא באמצעות הגברת התחרותיות בייבוא מזון רגיל. צעד זה עתיד לחסוך מאות שקלים למשק בית בשנה.

- משרד הכלכלה, בתיאום עם משרד האוצר, פרסם בתחילת 2015 מסלול לקידום התחרות בענף החלב, בהתאם להחלטת ממשלה מס' 1584 שעניינה 'הגברת התחרות בשווקי החלב ובשר הבקר' מיום 4 במאי 2014, שמטרתו מיקסום כושר התחרות של מחלבות קטנות ובינוניות, לרבות מחלבות חדשות. במסלול הושם דגש על הגברת התחרות במגוון מוצרי חלב בסיסיים וריכוזיים, באמצעות מתן מענק לביצוע השקעה הונית להרחבת מחלבה באזור הסיוע, לשם הגדלה של נתח השוק ושל מגוון המוצרים, תוך הגברת התחרות בענף. בשנת 2016 עתידה להינתן הקצאה נוספת עבור שוק או שווקים נוספים של מוצרי צריכה המאופיינים בריכוזיות.

- החלטת ממשלה מס' 2318 מיום 11 בדצמבר 2014, שעניינה הגברת התחרות וייעול תהליכי האסדרה בתחום הייבוא, אימצה את מסקנות "הוועדה להגברת התחרות והסרת חסמים ביבוא" (ועדת לנג). לפי החלטה זו, על משרדי הממשלה להתאים את דרישות חוקיות הייבוא שבאחריותם, לדרישות בין-לאומיות הנהוגות במדינות המפותחות, למעט חריגים. זאת בין היתר על ידי מעבר להצהרת יבואן במקום אישור קדם-ייבוא פרטני, מעבר למודל פיקוח ואכיפה בשווקים המבוסס על מודל ניהול סיכונים למניעת עיכוב סחורות בנמל וכן הגברת סמכויות האכיפה לשם הבטחת בטיחות ובריאות הציבור. משרד הכלכלה אמון על יישום החלטת הממשלה ועל ריכוז העבודה מול משרדי הממשלה השונים.

- כיום, ריבוי חסמים רגולטוריים וסטטוטוריים מונעים את חיבורם של מאות מפעלים לרשת החלוקה של הגז הטבעי, ובכך מונעים את הוזלת עלויות הייצור עבור אותם מפעלים, שכן עלות הגז הטבעי נמוכה בהשוואה לדלקים אחרים שבשימוש מפעלי התעשייה. חיבורם של המפעלים לרשת החלוקה הוא בעל חשיבות רבה לרמת הפיריון והתחרותיות ברמת המפעל הבודד וכן ברמת המשק. בעקבות זאת, משרד האוצר מוביל מספר צעדים להאצת חיבור מפעלי תעשייה לגז טבעי, שהליך חקיקתם משולב בתכנית הכלכלית לשנים 2015–2016. יישום תיקוני החקיקה צפוי להביא להאצת חיבורם של מאות מפעלים, וכך להביא לחיסכון אנרגטי הנאמד ב-500–700 מיליון ש"ח בשנה וכן לתרום לשיפור איכות הסביבה.

ענף התיירות

בשנת 2014 נרשם שיא חדש בתיירות העולמית. על פי נתוני ארגון התיירות העולמי (WTO) מספר התיירים העולמי עמד על כ-1.1 מיליארד תיירים, עלייה של כ-5 אחוזים משנת 2013. סך ההכנסות בשנה זו מתיירות מוערכות בכ-1.245 מיליארד דולר (4 אחוזים יותר מההכנסות בשנת 2013).

בשנת 2014 נכנסו לישראל 3,251,100 מבקרים, ירידה של 8 אחוזים בהשוואה לשנת 2013. ירידה זו אירעה, בין היתר, עקב מבצע "צוק איתן" ועקב משבר הרובל ברוסיה אשר התרחשו בחציון השני של שנת 2014. מתוך סך המבקרים

בישראל, 2,926,500 היו תיירים ששהו לפחות לילה אחד בישראל, ו-236,800 היו ביקורי תיירים ליום אחד. 87,000 נוסעים הגיעו באמצעות אניות שיוט (במסגרת סיור חופים בים התיכון או הים האדום).

נתוני התיירות הנכנסת לישראל נמצאים במגמה כללית של עלייה, למעט ירידות המושפעות בעיקר מן המצב הביטחוני. בסוף שנת אלפיים פקד את הענף משבר כתוצאה מהאירועים הביטחוניים. בשנת 2003 הסתמן סיומו של המשבר והתחלת התאוששות בתיירות הנכנסת לישראל. התאוששות זו נבלמה חלקית בקיץ 2006 ועד לרבעון הראשון של 2007 עקב מלחמת לבנון השנייה, אך נמשכה לאחר מכן. מגמה חיובית זו התגברה במהלך שנת 2008 שבמהלכה נכנסו לישראל כ-3 מיליון תיירים, גידול חד של כ-32 אחוזים בהשוואה לשנה הקודמת. בעיקר בשל המשבר הכלכלי העולמי ומבצע "עופרת יצוקה", ירד מספר התיירים הנכנסים בשנת 2009 בכ-10 אחוזים ועמד על כ-2.7 מיליון תיירים. בשנת 2010 חלה עלייה משמעותית במספר התיירים הנכנסים שעמד על כ-3.4 מיליון, עלייה של כ-25 אחוזים אחוזים לעומת שנת 2009. רמה זו נשמרה גם בשנת 2011 שבה, בדומה לשנת 2010, נכנסו לישראל כ-3.4 מיליון תיירים.

התחזית ביחס להיקף התיירות הנכנסת לשנת 2014 הייתה גבוהה ועמדה על גידול של למעלה מ-15 אחוזים בהשוואה לתקופה המקבילה בשנת 2013. בששת החודשים הראשונים של שנת 2014 נצפה גידול של 18.5 אחוזים בהיקף התיירות הנכנסת ביחס לתקופה המקבילה אשתקד. בירושלים נרשם גידול של 20 אחוזים בלינות התיירים ובאזור טבריה וסובב כנרת נרשם גידול של כ-19 אחוזים. מגמה חיובית זו נפגעה עקב מבצע "צוק איתן" בקיץ 2014 ובעקבות משבר הרובל ברוסיה. בחודש יולי נרשמה ירידה של למעלה מ-20 אחוזים בלינות התיירים ובחודש אוגוסט – ירידה חדה עוד יותר המוערכת בלמעלה מ-35 אחוזים. יחד עם זאת, בבחינה שנתית היקף לינות התיירים בחודשים ינואר עד אוגוסט 2014 גבוה ב-5 אחוזים מהתקופה המקבילה בשנת 2013.

חשוב לציין כי בשונה מתעשיות אחרות, המבוססות בעיקרן על דפוסי והרגלי הצריכה של תושבי ישראל, תעשיית התיירות נשענת בעיקרה על תיירות נכנסת המושפעת, בין היתר, מהמצב הגאופוליטי. על מנת לסייע לתעשייה ולהבטיח התאוששות מהירה, קידמו משרדי התיירות והאוצר את החלטת ממשלה מס' 2026 מיום 23 בספטמבר 2014 בנושא "סיוע לתעשיית התיירות בעקבות מבצע 'צוק איתן'. ההחלטה כללה סיוע לתעשייה באמצעות הגדלת תקציבי השיווק, מתן הלוואות לעסקי תיירות בתנאים מוטבים, שיפוי עסקים תיירותיים בגין תשלומי ארנונה ועוד.

בשונה מהתיירות הנכנסת הנמצאת במגמת עלייה לאורך העשור האחרון, הנתונים ביחס לתיירות הפנים מצביעים כי מגזר זה יציב, מקובע אל מול הגידול באוכלוסייה והגיע למיצוי ביחס לפוטנציאל הגידול האפשרי. מכאן שתיירות הפנים אינה מנוע הצמיחה העיקרי של תעשיית התיירות, אך היא בעלת חשיבות, משום שאינה רגישה לאירועים ביטחוניים כתיירות הנכנסת.

בחינת תיירות הפנים מתבצעת בעיקר ביחס לנתוני לינות. נתונים אלו מלמדים כי בשנת 2006 התייצב מספר לינות התיירים על כ-12.5 מיליון לינות, לאחר עליות משמעותיות שהחלו בשנת 2000. בשנים 2007–2011 נרשמה ירידה מסוימת במספר הלינות והן עמדו על כ-12 מיליון לינות של ישראלים בשנה.

ענף החקלאות

החקלאות הישראלית נמצאת בתהליך פיתוח מתמיד. טכנולוגיות גידול חדישות ושיטות גידול משוכללות תורמות לעלייה בכמות התוצרת ובמגוון הגידולים החקלאיים. עם זאת, החקלאות הפכה מענף מוביל במשק בשנותיה הראשונות

של המדינה, לענף קטן יחסית, המהווה פחות מ-2 אחוזים מתוצר המדינה כיום. בענף החקלאות מועסקים כ-50,000 עובדים, מתוכם כ-20,000 עצמאים וכ-30,000 שכירים. כמו כן, קיימת מכסה של כ-25,000 עובדים זרים לענף החקלאות.

החקלאות מייצרת ומספקת מזון טרי בכל ימות השנה לאוכלוסייה המקומית ולרשות הפלסטינית. הייצור החקלאי בישראל עלה מ-19.4 מיליארד ש״ח בשנת 2002 ל-30 מיליארד ש״ח בשנת 2013. שיעור הגידול בייצור החקלאי בשנים 2002–2013 הוא כ-50 אחוזים, זאת על אף תנאי מזג אוויר קשים, מחסור מתמשך במים והעובדה ש-66 אחוזים משטח מדינת ישראל הוא מדברי. הייצור החקלאי בישראל גדל בשנים אלו בשיעור של 4.4 אחוזים בממוצע בשנה, שיעור הגבוה מזה של מרבית מדינות ה-OECD ומעל הגידול הטבעי באוכלוסייה בישראל. כ-18 אחוזים מהיקף הייצור מיועד לייצוא. בשנת 2013 ערך ייצוא התוצרת החקלאית הטריה עמד על 1,569 מיליון דולר והייצוא החקלאי הכולל של התוצרת הטרייה היווה כ-2.2 אחוזים מסך הייצוא של מדינת ישראל.

בין השינויים המבניים שהממשלה מובילה בענף החקלאות, ניתן לציין את החלטת ממשלה מס׳ 1584 שהתקבלה ביום 5 באפריל 2014, המכילה שורה של צעדים שמטרתם להגביר את התחרות בענפי החלב והבשר.

בנושא הגברת התחרות מייבוא, הוחלט על הגדלת המכסות הפטורות למוצרי חלב בעלי היתכנות גבוהה לייבוא, אשר יחולקו באופן תחרותי בין המציעים למכרם במחיר נמוך, על מנת לגלגל את ההטבה לצרכן. במקביל, הוחלט על תמיכת הסתגלות לרפתנים בסך של 65 מיליון ש״ח שתיפרס על פני ארבע שנים, כך שהייצור החקלאי לא ייפגע.

בענף הבשר הוחלט על ביטול המכס הקיים על ייבוא עגלים חיים ועל הגדלת המכסות הפטורות ממכס לייבוא בשר בקר טרי. במקביל, על מנת לשמר את התועלות הרבות של ענף רעיית הבקר בשמירה על השטחים הפתוחים, הוחלט להגדיל את התמיכה ברועים ל-24 מיליון ש״ח בשנה וכן הוחלט על מתן מענקים למפטמי העגלים, כך שענף המפטמות יסתגל לתחרות מייבוא.

במסגרת התכנית הכלכלית לשנים 2015–2016 החליטה הממשלה על ביטול הקרטל בענף הפטם כך שהמועצה לא תשמש עוד כגורם מווסת, מתכנן או מתכלל בהסדר כובל בענף הפטם ולא תגבש או תפקח על הסדרים הנעשים בין מגדלים. כן יצומצמו סמכויות המוקנות לפי חוק מועצת הלול כך שלא ניתן יהיה יותר לתכנן את היקף גידול העופות לפיטום. כמו כן, הוחלט על תיקון חוק ההגבלים העסקיים כך שמגדל של עופות שהוא גם בעל משחטה או שאדם הקשור אליו הוא בעל משחטה, לא יוכל לקחת חלק בהסדר כובל. תיקון זה נועד למנוע מצב שבו משחטות חוסות תחת החריג להסדר כובל בחוק ההגבלים העסקיים ומבצעות קרטל דרך חברות בנות המוגדרות כמגדלות. תיקון נוסף של חוק ההגבלים מצטרף לתיקון המשמעותי של החוק ששינה את הפטור החקלאי, כפי שיפורט בהמשך.

מחזור ענף הפטם (עוף) בישראל עומד על כ-4.5–5 מיליארד ש״ח במונחי צרכן. יש לציין, כי לקראת סוף שנת 2012 נחתם הסכם בין קבלני הרבייה בענף הפטם לבין מועצת הלול כגורם המפקח על יישום ההסכם. הסכם זה יצר חלוקת שוק בין קבלני הרבייה השונים ועיגן קנסות לחורגים מחלוקה זו והטבות לעומדים בה. על פי נתוני הלשכה המרכזית לסטטיסטיקה, מאז ביצוע הסכם הקרטל מחירי העוף עלו בכ-25–30 אחוזים יש לציין כי בחודש יולי 2015, הודיעה מועצת הלול על ביטולו של הקרטל בענף.

במסגרת התכנית הכלכלית החליטה הממשלה על ביטול התכנון בענפי חלב הצאן. כיום, ענף חלב הצאן אינו מתנהל באופן חופשי אלא מנוהל, תוך מעורבות ממשלתית גבוהה ביותר, באמצעות תכנון מרכזי ותכנון פרטני של מכסות ייצור המוקנות לכל יצרן בענף. מודל זה חריג ביחס למקומות אחרים בעולם, ואינו מקובל עוד במדינות המערביות.

במסגרת התכנית הוחלט לתקן את חוק תכנון משק החלב ולבטל את התכנון החל על ענפי הצאן, כך שמי שעוסק בייצור חלב צאן יוכל לייצר כל כמות ובלבד שאינה עולה על 10 אחוזים מהיקפי הייצור הכוללים בכל ענף בשנה הקודמת. מגבלה זו נועדה למנוע ריכוזיות גדולה בענף והשתלטות של מספר מועט של שחקנים גדולים על הענף. כדי לאפשר מגבלה זו יישארו הסדרי הדיווח של המחלבות על היקפי הייצור החודשיים.

במקביל לביטול התכנון, הוחלט על מתווה של תמיכה ישירה במגדלים הקיימים, הן במגדלים פעילים והן במגדלים פורשים, כך שסך התקציב עבור מגדלים אלה יהיה כ-65 מיליון ש״ח על פני תשע שנים. מעבר לכך, הוחלט על נוהל תמיכה על סך של 5 מיליון ש״ח במתקן ייבוש חלב צאן אשר יהיה נגיש לכל המעוניין בכך. על מנת לסייע למגדלים בפריפריה, אשר נתקלים בקשיים ובעלויות גדולות יותר בשינוע החלב למחלבות, הוחלט על נוהל תמיכה שיסייע למגדלים בפריפריה הנמצאים במרחק רב מהמחלבה.

החלטות אלו הן צעד בכיוון הרצוי של הקלה במנגנונים המעמיסים על הצרכן והגברת התמיכה הישירה בחקלאים.

בנוסף, במסגרת התכנית הכלכלית לשנים 2013—2014 הוחלט לתקן את חוק ההגבלים העסקיים כך שיצומצם הפטור למשווקי תוצרת חקלאית בסיטונאות.

במארס 2014 עבר בכנסת תיקון לחוק, ולפיו סיטונאים שאינם חקלאים לא יחסו יותר תחת הפטור החקלאי ולא יוכלו לערוך ביניהם הסדרים כובלים (תיאום כמויות, מחירים, אזורי מכירה וכיו״ב). מטרת התיקון היא לצמצם את פערי התיווך בשרשרת הערך של התוצרת החקלאית.

התיקון קובע כי חקלאי שגם משווק את תוצרתו בסיטונאות יוכל להמשיך ולחסות תחת הפטור. באופן זה, הציבור ייהנה מיתרונות האינטגרציה האנכית והחקלאים יוכלו לשפר את כוח המיקוח שלהם מול החוליות האחרות בשרשרת.

התיקון נכנס לתוקף במארס 2015, לאחר שנה של תקופת מעבר והוא צפוי לעודד את התחרות במקטע השיווק הסיטונאי.

ענף התקשורת

הכנסות ענף התקשורת בשנת 2014 הגיעו לכ-22.3 מיליארד ש״ח (בניכוי תשלומי קישוריות), ירידה של כ-3 אחוזים מהכנסות הענף בשנת 2013, בעיקר עקב התגברות התחרות בתחומי התקשורת השונים (היקף ההכנסות פחת בכל תחומי הפעילות, למעט בתחום תשתית האינטרנט שבו בד בבד עם הגדלת הקצבים המשווקים חלה עלייה של כ-5 אחוזים בהכנסות בהשוואה לשנת 2013). להתפתחות שוק התקשורת יש השפעה גדולה על התפתחות המשק. תשתית תקשורת מתקדמת ושירותי תקשורת מגוונים בפרישה גאוגרפית רחבה הם תנאי הכרחי להבטחת המשך הצמיחה, שיפור כושר התחרות של המשק הישראלי ושיפור השירותים הניתנים במשק.

ההוצאה המשפחתית החודשית של משק בית עמדה בשנת 2012, על פי נתוני הלשכה המרכזית לסטטיסטיקה, על כ-14,273 ש״ח, שמתוכה כ-3.57 אחוזים הם הוצאה על שירותי תקשורת שהם כ-509.3 ש״ח (הרכב ההוצאה לוקח בחשבון הוצאה שוטפת עבור טלפון רגיל ונייד וכן עלות רכישתם, עלות דואר-איגרות חבילות ועוד, שיחות בינ״ל ומנוי אינטרנט. הרכב זה תואם להרכב בשנת 2011 שעלותו היתה 533 ש״ח). חשוב לציין, כי בתחום התקשורת, ככלל, שיעור ההוצאה כאחוז מהכנסתם של משקי בית גדל ככל שרמת ההכנסה של משק הבית קטנה.

ההתקדמות הטכנולוגית המהירה בשני העשורים האחרונים הביאה לשינוי מהותי באופיו של ענף התקשורת בישראל ובעולם. במשך שנים רבות, נחשב הענף לכזה שמתקיים בו מונופול טבעי. עלויות ההשקעה הנדרשות להקמת רשת תקשורת והיתרונות המשמעותיים לגודל המאפיינים את הפעילות בענף מנעו את קיומה של תחרות אפקטיבית בתחום אספקתם של שירותי תקשורת לציבור. לנוכח המאפיינים הללו, סופקו שירותי התקשורת במרבית מדינות העולם על ידי משרד ממשלתי או על ידי מונופול ארצי בבעלות ממשלתית מלאה. מתחילת שנות השמונים של המאה הקודמת הביאו השינויים הטכנולוגיים לירידה מהירה בהיקף ההשקעה הנדרשת להקמת רשת תקשורת ולירידה בעלויות התפעול השוטפות. תמורות אלו מאפשרות כיום לספק שורה רחבה של שירותי תקשורת במסגרות שוק תחרותיות.

בשנים האחרונות ניתן להצביע על שורה נוספת של שיפורים טכנולוגיים בענף: פיתוחים טכנולוגיים אלחוטיים, מעבר מטכנולוגיה אנלוגית לטכנולוגיה ספרתית ושילוב של חומרה ותוכנה ברמה גבוהה וכן גידול משמעותי ברוחב הפס הנייח והנייד כאחד. שינויים אלו הפכו את מקטע ההפצה, קרי רשת התקשורת, לשירות הניתן לאספקה על ידי מספר גורמים במקביל ואפשרו לספק, בצד שירותי התקשורת המסורתיים, מגוון רחב של שירותים מודרניים המותאמים לצרכים הייחודיים של כל לקוח. כמו כן, בשנים האחרונות הענף מתאפיין בהתלכדות של טכנולוגיות (Convergence), תשתיות ושירותים, המטשטשת את קווי התיחום המסורתיים בין תקשורת, מחשוב ושידור. בתוך כך מביא התהליך למידה רבה של תחליפיות ושימוש בתשתיות שונות לאספקת שירותים דומים. תהליך התלכדות הטכנולוגיות השפיע באופן משמעותי על מבנה שוק התקשורת, כך שנוצרו ארבע קבוצות תקשורת מרכזיות המספקות שירותים במרבית התחומים הקיימים בשוק: סלולר, טלפוניה נייחת, תשתית אינטרנט, ISP ושיחות בינ״ל וטלוויזיה רב-ערוצית.

במדינות רבות בעולם צומצם תפקידה של הממשלה בענף התקשורת לגורם מפקח ומסדיר הקובע את הכללים שלפיהם פועלים הגופים השונים בענף. ביטוי לכך ניתן למצוא בצמצום אחזקותיהן של ממשלות רבות בחברות התקשורת הלאומיות שנהנו בעבר ממעמד מונופוליסטי. צמצום זה מתבטא בהגברת הגמישות הניהולית של החברות ומאפשר התפתחות של תחרות אפקטיבית. גם בישראל הפסיקה הממשלה לספק שירותי תקשורת באופן ישיר עם הקמתה של חברת בזק בשנת 1984, ולאחר מכן בתהליך של צמצום הדרגתי באחזקותיה בחברה. כיום יש למדינה מניה אחת בלבד בחברת בזק, וככלל הממשלה הסירה את המונופול הסטטוטורי שניתן לחברת בזק לשם הגברת התחרות בכל רבדי השוק..

הגנת הסביבה

המשרד להגנת הסביבה פועל בשלוש רמות: ארצית, מחוזית ומקומית. ברמה הארצית המשרד נושא באחריות לקביעה ולהתוויה של מדיניות סביבתית כוללת וכן מקדם הליכי תקינה בתחום. ברמה המחוזית המשרד פועל באמצעות שישה מחוזות, לפי חלוקה גאוגרפית המקבילה למחוזות משרד הפנים. כל אחד מהמחוזות אחראי ליישום המדיניות המותווית על ידי המטה, בכפוף למאפיינים ולצרכים הסביבתיים הייחודיים של היישובים שבתחום אחריותו. במסגרת המקומית המשרד תומך ב-56 יחידות סביבתיות שהוקמו בערים ובאיגודי ערים, לרבות במגזרי המיעוטים. הפעילות ביחידות הסביבתיות מקשרת בין יעדי המדיניות הסביבתית-לאומית לבין פעולות היומיום בשטח ברמה המקומית. היחידות הסביבתיות מוציאות לפועל את המדיניות הסביבתית ברמה המקומית ומהוות גוף נוסף המייעץ לרשות המקומית בנושאי הגנת הסביבה. אחד התהליכים המרכזיים בהובלת המשרד להגנת הסביבה, על מנת לתמוך בצמיחת המשק הוא קידום צמיחה ירוקה. במבנה הרגולטורי הקיים יש למעלה מחמישה היתרים ורישיונות שונים שעל בעל עסק לקבל בהליכים נפרדים לתקופות של שלושה חודשים עד שנה כל אחד. כחלק מתכנית זו, המשרד מקדם מהלך להאחדת הרישוי

הסביבתי. במסגרת המהלך יאוחדו כלל הליכי הרישוי שמפעלים ועסקים אחרים בתחומים הסביבתיים צריכים לעבור, לכדי הליך אחד עם דרישות אחידות ותקופת היתר אחידה של שבע שנים. החלטה זו תקל על פעילותם של העסקים ותאפשר את הגדלת היקף פעילותם.

תהליך נוסף הוא סיום מכרז להקמת מתקן לטיפול בפסולת במרכז הארץ בבעלות משותפת מדינה-יזם (PPP). באזור המרכז קיים המחסור הגדול ביותר במתקני טיפול בפסולת פריקה ביולוגית. כמענה לחוסר זה, הוחלט על קידום הקמת מתקן עיכול אנאירובי לטיפול בפסולת פריקה ביולוגית בשיטה של BOT. המתקן יוקם בהתאם לטכנולוגיה המתקדמת ביותר, יטפל בכמות של כ-1,300 טון פסולת ביום, ויתן מענה לרשויות באזור המרכז. הפסולת תיקלט בשלושה זרמים – מעורבת, ממוינת ומופרדת במקור וסה״כ יטפל המתקן בכ-750 טון פסולת פריקה ביולוגית ביום. המתקן יכלול מערך טיפול שלם, משלב מיון הפסולת ועד עיבודה למוצר איכותי לחקלאות. המכרז להקמת המפעל הושלם והמתקן צפוי להתחיל את פעילותו בשנת 2017. בהמשך למכרז זה, תיבחן במהלך השנים 2015–2016 האפשרות לסייע בהקמת מתקנים לטיפול בפסולת בשיטה של שרפה. שיטה זו טומנת בחובה פוטנציאל לטיפול יעיל הן מהבחינה הסביבתית והן מהבחינה הכלכלית, ובהתאם לסיכום התקציבי לשנים 2015–2016 יבחנו המשרד להגנת הסביבה ומשרד האוצר את הדרכים לקידום מתקנים מסוג זה.

משרד הכלכלה

הצעת תקציב משרד הכלכלה (סעיפים 36, 38 ו-76) לשנת הכספים 2015 מסתכמת בכ-5.1 מיליארד ש״ח במזומן ובכ-3.3 מיליארד ש״ח בהרשאה להתחייב. הצעת התקציב לשנת 2016 מסתכמת בכ-6.2 מיליארד ש״ח ובכ-3.5 מיליארד ש״ח בהרשאה להתחייב.

משרד הכלכלה מופקד על יישום מדיניות הממשלה לעידוד תעסוקה, להפחתת יוקר המחיה והעצמת הצרכן ולעידוד ענפי התעשייה והמסחר. המשרד פועל באמצעים תקציביים, מנהליים, אכיפתיים ותחיקתיים לצורך מימוש יעדיו המרכזיים כמפורט להלן:

- הגברת הצמיחה ויכולת התמודדות עם מצבים משתנים בכלכלה.
- קידום המחקר והפיתוח התעשייתי, כאמצעי לפיתוח תעשייה עתירת ידע, בעלת ערך מוסף גבוה וכושר תחרות בעידן הכלכלה הגלובלית, אשר תניב תשואה הולמת להשקעותיו של המשק במחקר.
- הגברת רמת התחרות במשק לשם הגדלת רווחת הצרכן באמצעות הפחתת יוקר המחייה, תוך שמירה על בטיחות ובריאות הציבור, רמת האיכות של המוצרים והשירותים הנצרכים וכן שמירה על זכויות הצרכנים והעוסקים ועל כללי מסחר הוגנים. זאת בנוסף לטיוב הרגולציה הממשלתית, על ידי הפחתת נטל רגולטורי והסרת חסמים תהליכיים, בין היתר על ידי התאמת הדרישות החוקיות המוטלות על ייבוא או ייצור למקובל בשווקים משמעותיים בעולם.
- שיפור כושר התחרות של המשק הישראלי וקידום הפעילות הכלכלית הבין-לאומית של ישראל תוך התמקדות בתחום סחר החוץ ומשיכת משקיעים זרים, על מנת להבטיח צמיחה המבוססת על סחר חופשי ועל שיתוף פעולה כלכלי בין ישראל למדינות אחרות.
- יצירת התנאים להיווצרותם של מקומות עבודה שמקורם בצרכים כלכליים ועסקיים יציבים וארוכי טווח, תוך מתן עדיפות לאזורי הפריפריה, ליישובים ולמגזרים שבהם שיעור ההשתתפות בכוח העבודה האזרחי נמוך. זאת כחלק ממדיניות הממשלה לפעול להקטנת הפערים הכלכליים בין המרכז לפריפריה ולצמצום העוני באמצעות עידוד תעסוקה והגדלת שיעור ההשתתפות כמפורט להלן.
- הגדלת שיעורי התעסוקה וההשתתפות בכוח העבודה של כלל האוכלוסייה, תוך התמקדות בהגדלת שיעורי התעסוקה של אוכלוסיות מעוטות השתתפות בשוק העבודה, כגון: גברים חרדים, נשים ערביות, אנשים עם מוגבלות ומקבלי הבטחת הכנסה. וכן, מתן עדיפות לאזורי הפריפריה וליישובים ולמגזרים שבהם שיעור ההשתתפות בכוח העבודה האזרחי נמוך. זאת, כחלק ממדיניות הממשלה לפעול להקטנת הפערים הכלכליים בין המרכז לפריפריה ולצמצום העוני.
- פיתוח מערכת חינוך והכשרה טכנולוגית מגוונת, המביאה לחיזוק ההון האנושי, הדרוש להצעדת התעשייה והמשק קדימה.
- צמצום מספר העובדים הזרים, השוואת עלות העסקתם לזו של ישראלים ועידוד החלפתם בעובדים ישראלים.

- חיזוק העסקים הקטנים והבינוניים כמנוע צמיחה למשק. בתוך כך נכללות פעולות להסרת חסמי נגישות להון; הקלת העומס הרגולטורי והפחתת הנטל הביורוקרטי על עסקים; סיוע במימוש פוטנציאל הפריון, החדשנות, היעילות וכושר התחרות של העסקים; ויצירת תשתית תומכת להקמה של עסקים חדשים ולהתפתחותם.
- הסדרה ואכיפה של חוקי העבודה, הגנה על זכויות העובד ושמירה על בטיחותו ואכיפת חוקי העבודה בתחום העסקת עובדים זרים.

דגשים לשנות הכספים 2016–2015

בתכנית העבודה ובהצעות התקציב לשנים 2015–2016 יושם דגש על הנושאים שלהלן:

- **קידום וחיזוק התעשייה עתירת הידע הישראלית**

האתגרים של תעשיית הידע המתקדמת גדלים בקצב מהיר ומצריכים מעורבות חכמה ויעילה יותר של הממשלה על מנת לשמר את היתרון היחסי של מדינת ישראל. אתגרים אלה כוללים, בין היתר: סביבה גלובלית היפר-תחרותית; תעשייה מתוחכמת המשתנה בקצב מהיר ביותר; גיוון התחומים הטכנולוגיים כאשר לכל תחום מאפיינים וצרכים ייחודיים; תלות מוחלטת בשוקי יעד חיצוניים ומגוונים וצורך בפעילות בין-לאומית מוגברת; ומקורות מימון שרובם זרים וחשופים לתנודתיות של השווקים העולמיים. על מנת להתמודד עם אתגרי תעשיית הידע המתקדמת נדרשת הממשלה לפעול במגוון דרכים ולתת מענה מהיר ויעיל לצרכים המשתנים. עבודת מטה שהתקיימה בשנה האחרונה במשרדי האוצר והכלכלה הצביעה על הפער הקיים בין צורכי התעשייה לבין היעדר הגמישות הקיימת בלשכת המדען הראשי בתכנון ובהפעלת כלי תמיכה חדשים. בהתאם לכך הוחלט על הקמת הרשות הלאומית לחדשנות ועל תיקון חוק המו״פ בהתאם, אשר יאפשרו גמישות רבה יותר בהפעלת כלי התמיכה. התוויית המדיניות תמשיך להיות בידי הממשלה והשרים וביצוע המדיניות תיעשה על ידי הרשות. שינוי מבני זה אושר בממשלה ביום 21 ביוני 2015 ובכנסת ביום 29 ביולי 2015. הרשות הלאומית לחדשנות טכנולוגית בתעשייה צפויה לקום בשלהי שנת 2015 על בסיס עובדי לשכת המדען הראשי ועמותת מתימו״פ.

בהחלטה מס׳ 1046 מיום 15 בדצמבר 2013 החליטה הממשלה על הקמת המיזם הלאומי ״ישראל דיגיטלית״. בהחלטת ממשלה מס׳ 2090 מיום 10 באוקטובר 2014 בדבר עידוד החדשנות במגזר הציבורי החליטה הממשלה לקדם מיזם זה ולאחדו עם רשות התקשוב. בעיקר הוחלט על תמיכה במיזמי חדשנות במגזר הציבורי אשר יקודמו באמצעות מסלול תמיכה ייעודי שיפעל בלשכת המדען הראשי במשרד הכלכלה. מטרות המסלול הן: שיפור השירות הממשלתי-ציבורי לאזרח; ייעול וטיוב תהליכים במגזר הציבורי ובשירותים הציבוריים; הנגשת מידע ממשלתי לציבור; והגנה על מערכות מידע של המגזר הציבורי, כל זאת באמצעות מציאת פתרונות מסחריים בתעשייה עתירת הידע לצורכי השירות הציבורי.

במהלך שנת 2015 מדינת ישראל תמשיך להשתתף בתכנית המסגרת השמינית למחקר ופיתוח של האיחוד האירופי (Horizon 2020). התכנית מאגדת את שלוש התכניות שהתקיימו עד לשנת 2013 כתכניות נפרדות: FP (תכנית המסגרת), CIP (התכנית לתחרותיות וחדשנות) ו-EIT (המכון האירופי לחדשנות וטכנולוגיה). התכנית עתידה להימשך בין השנים 2014–2020 והיא מאפשרת לחוקרים מהאקדמיה ומהתעשייה בישראל להתחרות על תקציבי

מחקר של הקהילייה. חלקה של ישראל במימון תכנית המו״פ האירופי נקבע בהתאם ליחס התמ״ג המקומי מסך התמ״ג האירופאי (כולל ישראל).

הפחתת יוקר המחיה בתחום מוצרי המזון

בהמשך להמלצות הצוות לבחינת רמת התחרותיות והמחירים בתחום מוצרי המזון והצריכה ולהחלטות ממשלה ליישומן (החלטת הממשלה מס׳ 5176 מיום 21 באוקטובר 2012 והחלטת הממשלה מס׳ 158 מיום 13 במאי 2013), אישרה הכנסת, ביום 19 במארס 2014 את חוק קידום התחרות בענף המזון התשע״ד-2014. החוק, שמרבית הוראותיו נכנסו לתוקף בשנת 2015, כולל שורה של צעדים המיועדים להגביר את התחרותיות בשוק המזון לצורך הורדת מחירי המזון. הכלים המרכזיים בחוק הם: תקנות שקיפות מחירים שיאפשרו השוואת מחירים של מוצרי מזון בין חנויות שונות, מתן כלים לרשות להגבלים עסקיים לאכוף איסורים על התנהגות אנטי תחרותית בשוק המזון וכן מתן כלים לרשות ההגבלים להגברת התחרות האזורית בין הרשתות הקמעונאיות.

בהתאם למספר החלטות הממשלה בעניין הסרת חסמים לייבוא מזון רגיל פועלים משרדי האוצר, הבריאות, הכלכלה והמשפטים לקידום הצעת חוק ׳הגנה על בריאות הציבור (מזון)׳. הצעת החוק משולבת בתכנית הכלכלית לשנים 2016–2015 ובה מוצע לקבוע כי אסדרת ייבוא המזון הרגיל לישראל תותאם לעקרונות ייבוא המזון של רשויות בין-לאומיות מתקדמות, כדוגמת האיחוד האירופי, המאפשרים כניסה של מזון רגיל על בסיס הצהרת היבואן על עמידה בכל הוראות הדין ופיקוח בשווקים. מטרת הצעת החוק היא להפחית את יוקר המחיה בתחום המזון הרגיל המיובא באמצעות הגברת התחרותיות בייבוא מזון רגיל. צעד זה עתיד לחסוך מאות שקלים למשק בית בשנה. החוק מקודם במסגרת התכנית הכלכלית לשנים 2015–2016.

משרד הכלכלה, בתיאום עם משרד האוצר, פרסם בתחילת 2015 מסלול לקידום התחרות בענף החלב, בהתאם להחלטת ממשלה מס׳ 1584 שעניינה ׳הגברת התחרות בשווקי החלב ובשר הבקר׳ מיום 4 במאי 2014, שמטרתו מקסום כושר התחרות של מחלבות קטנות ובינוניות, לרבות מחלבות חדשות. במסלול הקידום הושם דגש על הגברת התחרות במגוון מוצרי חלב בסיסיים וריכוזיים, באמצעות מתן מענק לביצוע השקעה הונית להרחבת מחלבה באזור הסיוע, לשם הגדלה של נתח השוק ושל מגוון המוצרים, תוך הגברת התחרות בענף. בשנת 2016 עתידה להינתן הקצאה נוספת עבור שוק או שווקים נוספים של מוצרי צריכה המאופיינים בריכוזיות.

הסרת חסמי יבוא לישראל

החלטת ממשלה מס׳ 2318 מיום 11 בדצמבר 2014, שעניינה הגברת התחרות וייעול תהליכי האסדרה בתחום הייבוא, אימצה את מסקנות ׳הוועדה להגברת התחרות והסרת חסמים ביבוא׳ (ועדת לנג). לפי החלטה זו, על משרדי הממשלה להתאים את דרישות חוקיות הייבוא שבאחריותם לדרישות בין-לאומיות הנהוגות במדינות המפותחות, למעט חריגים. זאת, בין היתר, על ידי מעבר להצהרת יבואן במקום אישור קדם-ייבוא פרטני, מעבר למודל פיקוח ואכיפה בשווקים המבוסס על מודל ניהול סיכונים למניעת עיכוב סחורות בנמל וכן על ידי הגברת סמכויות האכיפה לשם הבטחת בטיחות ובריאות הציבור. משרד הכלכלה אמון על יישום החלטת הממשלה ועל ריכוז העבודה מול משרדי הממשלה השונים.

עידוד פעילותם של עסקים קטנים ובינוניים

בתאריך 27 ביולי 2015 אושרה בוועדת השרים לחקיקה הצעת החוק המקנה לסוכנות לעסקים קטנים ובינוניים תפקידים וסמכויות אשר יאפשרו לה ליישם את מדיניות הממשלה לקידום העסקים הקטנים והבינוניים בישראל.

בנוסף, עם סיום הליך מכרזי ממושך בהיקף של 195 מיליון ש״ח, החל לפעול ביוני 2014 מערך המעוף החדש של הסוכנות לעסקים קטנים ובינוניים, הכולל מעל 30 סניפים הפזורים ברחבי הארץ. מערך המעוף מספק לעסקים וליזמים מכלול כלים ושירותים בהתאמה לצורכי העסק.

כמו כן, הסוכנות לעסקים קטנים ובינוניים ומשרד האוצר גיבשו תכנית להקמת קרנות הון צמיחה שמטרתה לגייס הון, בין היתר מהגופים המוסדיים, לצורך הגדלת מקורות המימון להגברת הצמיחה ולגידול בפעילות העסקית של עסקים בינוניים בעלי פוטנציאל צמיחה משמעותי. השלב הראשון במכרז הסתיים, ו-14 מציעים אושרו כזכאים לגשת לשלב הבא. במסגרת המכרז יוקמו שתי קרנות ייעודיות להשקעה בעסקים בינוניים שמחזור העסקים השנתי שלהם אינו עולה על 100 מיליון ש״ח במטרה ליצור מקור מימון חדש בהיקף של כ-900 מיליון ש״ח שיושקעו בהון צמיחה של עסקים מתחומי התעשייה והשירותים.

העלאת הפיריון וכושר התחרותיות של מפעלי התעשייה המקומיים

עלות הגז הטבעי נמוכה בהשוואה לדלקים אחרים שבשימוש מפעלי התעשייה. כיום, ריבוי חסמים רגולטוריים וסטטוטוריים מונע את חיבורם של מאות מפעלים לרשת החלוקה של הגז הטבעי, ובכך מונע את הוזלת עלויות הייצור עבור אותם מפעלים. חיבורם של המפעלים הוא בעל חשיבות רבה לרמת הפיריון והתחרותיות הן ברמת המפעל הבודד והן ברמת המשק.

בעקבות זאת, משרד האוצר מוביל מספר צעדים להאצת חיבור מפעלי תעשייה לגז טבעי, שהליך חקיקתם משולב בתכנית הכלכלית לשנים 2015–2016. יישום תיקוני החקיקה צפוי להביא להאצת חיבורם של מאות מפעלים, וכך להביא לחיסכון אנרגטי הנאמד ב-500–700 מיליון ש״ח בשנה וכן לתרום לשיפור איכות הסביבה.

בנוסף, מכוח החלטת ממשלה מס׳ 175 מיום 12 במאי 2009, וכן החלטת ממשלה מס׳ 2025 מיום 23 בספטמבר 2014, משרד הכלכלה מפעיל מסלול מנהלי לעידוד חיבור מפעלי תעשייה לגז טבעי על ידי מתן מענקים למימון החיבור לרשת צינורות החלוקה ברחבי הארץ. במסגרת זאת קיים מענק מוגדל לצרכנים המרוחקים מאזור פריסת הצינורות.

קידום הייצוא וסחר החוץ

- תכנית ״כסף חכם״ – בשנת 2014 הוקמה תכנית סיוע לחברות ישראליות, במטרה לסייע לחברות לחדור לשווקים חדשים. התכנית מעניקה סיוע דו-שנתי לחברות ישראליות המשווקות לחו״ל במטרה להשיג גידול משמעותי בהיקף המכירות לשווקי יעד נוספים בחו״ל. במסגרת התכנית מוענק ליווי מקצועי והשתתפות במימון הוצאות שיווקיות.
- הרחבת הקשרים הכלכליים של ישראל – יישומן של מספר החלטות ממשלה העוסקות בקידום ובהרחבת הקשרים הכלכליים של ישראל, בין היתר עם מדינות באסיה ובאמריקה הלטינית, הביא למספר צעדים החל משנת 2015: הקמת כלי סיוע ייעודי לעידוד הייצוא להודו, סין ויפן, שיתופי פעולה בתחום המחקר והפיתוח וכן הקמת נספחויות מסחריות חדשות וחיזוק הכלים המקצועיים של הנספחים המסחריים הקיימים.

הגדלת שיעורי התעסוקה וההשתתפות במשק

המשרד פועל לגיבוש וליישום של תכניות לעידוד התעסוקה במטרה לעמוד ביעדי התעסוקה ארוכי הטווח שנקבעו בהחלטת הממשלה מס' 1994 מיום 15 ביולי 2010. לצורך כך ובמטרה למצות את פוטנציאל הצמיחה של המשק, יבוצעו הצעדים ויופעלו התכניות שלהלן:

- הכשרה מקצועית – במסגרת התכנית הכלכלית לשנים 2015–2016, הוחלט על יישום תכנית לייעול ולהרחבת מערכת ההכשרה המקצועית, תוך פיתוח ויישום מנגנוני הכשרות חדשים שיופעלו בשיתוף הדוק עם המעסיקים ותוך התאמת תוכני הלימוד והיקף ההכשרות לצרכים בפועל. זאת במקביל להרחבת השימוש בכלי הכשרה קיימים הכוללים מנגנונים מובנים לתמרוץ השמה ולשיתופי פעולה עם מעסיקים: הכשרות במקום העבודה, שוברי הכשרה מקצועית, הכשרות בתחום המלונאות במנגנון המשלב ומחייב לימודים ועבודה מעשית וכו'. כן כוללת התכנית פיתוח או יישום של מיזמים פרטניים לעידוד תעסוקה במקצועות ספציפיים (למשל בתחום הבנייה) או בעבור אוכלוסיות ייעודיות (למשל גברים חרדים ואנשים מבוגרים יחסית שעבדו במקצועות שוחקים). התכנית המערכתית צפויה להגדיל את מספר המועסקים במשק ולתת מענה לצורכי המעסיקים ודורשי העבודה וכן היא עתידה לסייע להגדלת הפריון בהתאם להגדלת שכרם של העובדים.

- יישום הסיכום הרב-שנתי לחיזוק המכללות הטכנולוגיות – תקציב המדינה לשנים 2015–2016 כולל תוספת משמעותית לצורך יישומו של הסיכום הרב-שנתי לחיזוק ולייעול המכללות הטכנולוגיות, אשר כולל, מלבד תוספת תקציבית משמעותית (בשיעור של כ-10 אחוזים מהתקציב השנתי בכל שנת לימוד), גם קביעת דרישת גודל מינימלי ממכללות מתוקצבות וכן מעבר למודל תקצוב המבוסס על תפוקות. שינויים אלה עתידים לסייע להעלאה משמעותית של שיעור התלמידים המסיימים את לימודיהם בהצלחה וכן לתרום לשיפור רמת ההוראה ומידת ההתאמה של תוכני הלימוד לצורכי המעסיקים.

- יישום מנגנון תקצוב חדש לצורך האצת בינוי מעונות יום חדשים – אחד מכלי המדיניות המרכזיים לעידוד יציאה לעבודה של הורים הוא באמצעות השתתפות בהחזקת ילדיהם במעונות יום, משפחתונים וצהרונים. בהתאם לכך, הממשלה פועלת בשנים האחרונות להרחבת מערך מעונות היום המפוקחים והמסובסדים. לצורך כך, שונה נוהל התקצוב של בינוי מעונות יום חדשים במטרה לתת מענה למרבית החסמים, ובכך להאיץ את קצב הבנייה העתידי הן לגבי הרשאות עבר והן לגבי תקציבים עתידיים. המנגנון החדש מקל משמעותית על הדרישות הביורוקרטיות, התפעוליות והמימוניות שעיכבו בעבר את קצב הבנייה, זאת בין היתר, על ידי הפחתת שיעור המצ'ינג הנדרש ל-0 אם הבינוי יסתיים בתוך שנה ועל ידי הסרת הדרישה להמצאת מסמכים כגון רישום הערת אזהרה על הקרקע לצורך הגשת בקשה לבניית מעון. בעקבות זאת, הוגדר על ידי הגורמים הרלוונטיים, לרבות נציגי השלטון המקומי, כמנגנון אשר יאפשר בינוי בהיקפים נרחבים בטווח זמן קצר.

עידוד תעסוקת אוכלוסיות ייעודיות

- עידוד תעסוקת חרדים – יישום תכנית חומש של כחצי מיליארד ש"ח על פני חמש שנים, אשר כוללת הפעלת מרכזי הכוון יעודיים, קידום תכנית להכשרות בשיתוף עם המעסיקים, הקמת מרכזי הכוון לעידוד יזמות ועסקים קטנים וכו'.

- עידוד תעסוקת ערבים – יישום החלטות הממשלה לעניין עידוד תעסוקת האוכלוסייה הערבית, לרבות הפעלת כ-20 מרכזי הכוון ייעודים, הגדלת ההכשרה המקצועית באמצעות שוברים וסיוע בהשמה בחברות טכנולוגיות.
- עידוד תעסוקת אנשים עם מוגבלויות – הקמת מרכז הכוון תעסוקתי ייעודי לאוכלוסיית אנשים עם מוגבלויות, אשר יסייע לשילובם בתעסוקה. כמו כן יוגדל המימון לצורכי התאמות במקום העבודה בהתאם לתקנות שוויון הזכויות לאנשים עם מוגבלות (השתתפות המדינה במימון התאמות) ולשכר מינימום מותאם.
- התאמת תקופת האכשרה לזכאות לדמי אבטלה לצעירים – לצורך מיצוי פוטנציאל תעסוקת צעירים בשוק העבודה וכדי להקטין את התמריץ ליציאה זמנית, לעתים חוזרת ונשנית, משוק העבודה, הוחלט לעדכן את תקופת האכשרה לעניין הזכאות לדמי אבטלה לצעירים.
- יישום החוק להגברת האכיפה של דיני עבודה, התשע״ב-2012 ותגבור מערך הפיקוח על חוקי עבודה במשרד הכלכלה, בהתאם להחלטת ממשלה מס׳ 4193 מיום 29 בינואר 2012. זאת, תוך מיקוד פעולות האכיפה בעובדים בשכר נמוך ובחוקים משפיעי השכר.
- קידום פעולות לחיזוק סמכויותיו ויכולותיו המקצועיות של שירות התעסוקה, לצורך שיפור הסיוע לדורשי עבודה וביצוע מבחן תעסוקה אפקטיבי.

משרד התיירות

התקציב הרגיל של משרד התיירות יעמוד בשנת הכספים 2015 ובשנת הכספים 2016 על כ-318 מיליון ש״ח ועל כ-196 בהוצאה נטו בהתאמה. ההוצאה המותנית בהכנסה תעמוד על כ-4 מיליון ש״ח וההרשאה להתחייב תעמוד על 15 מיליון ש״ח בכל אחת מהשנים.

תקציב הפיתוח של משרד התיירות יעמוד בשנת הכספים 2015 ובשנת הכספים 2016 על כ-488 מיליון ש״ח ועל כ-923 מיליון ש״ח בהוצאה נטו בהתאמה. ההרשאה להתחייב תעמוד על כ-799 מיליון ש״ח ועל כ-675 מיליון ש״ח בהתאמה בין השנים.

דגשים לשנות הכספים 2015-2016

- **סיוע לתעשיית התיירות בעקבות מבצע "צוק איתן"** – בעקבות מבצע "צוק איתן" והפגיעה הייחודית שחוותה תעשיית התיירות, פעלו משרדי התיירות והאוצר לקידום החלטת הממשלה מס׳ 2026 מיום 23 בספטמבר 2014 בנושא הסיוע לתעשיית התיירות בעקבות מבצע "צוק איתן". המשרד יפעל, במספר אופנים, בעיקר בשנת 2015, על מנת לסייע להתאוששות התעשייה, בין היתר באמצעות הגדלת פעילות השיווק ושיפור המוצר התיירותי.

- **תחום השקעות ההון** – המשרד יפעל להגדלת היצע חדרי האכסון המלונאי. תימשך פעילות מנהלת ההשקעות בתיירות בשיתוף עם משרד האוצר. במסגרת זו יינתנו מענקים לבניית חדרי מלון חדשים ולהשבה והסבה של מבנים לשימוש מלונאי, בהתאם לחוק לעידוד השקעות הון התשי״ט-1959.

- **תקציב פיתוח תשתיות תיירותיות** – המשרד יפעל לפיתוח תשתיות תיירותיות באזורי הפריפריה ובמגזרי המיעוטים וכן באזורים אחרים שהוחלט כי הם בעלי פוטנציאל להוות מוקדי תיירות נכנסת בישראל. המשרד יקצה את עיקר תקציבו בתחום זה לשדרוג ולפיתוח המרכזים של ערי התיירות העיקריות אשר מהוות את עיקר מוקד המשיכה לתיירות הנכנסת, על מנת לשפר באופן ניכר את המוצר התיירותי ואת החוויה לתייר.

- **פיתוח ים המלח**

  - בשנת 2007 ניתן למשרד התיירות תקציב הרשאה להתחייב בסך 300 מיליון ש״ח עבור הגנות ביניים שכללו, בין היתר, הסדרת תשתיות ובניית מערכות, מתקנים וסוללות הגנה, מערכות התפלת מים ומערכות ניקוז על מנת להגן על מלונות ים המלח המצויים בסמיכות לבריכות. הביצוע של תקציב זה התפרס על פני מספר שנים והוא הושלם. לצורך השלמת כלל ההגנות החופיות הדרושות בים המלח ותחזוקתן עד לשנת 2030 הוחלט להקצות 730 מיליון ש״ח נוספים. כיום, החברה להגנות ים המלח נמצאת בעיצומו של השלמת תהליך זה.

  - ב-12 בפברואר 2012 התקבלה החלטת ממשלה מס׳ 4254 העוסקת בפיתוח ושיקום ים המלח כתוצאה מירידת המפלס. ההחלטה כוללת התייחסות להקמת תכנית לאומית לטיפול בנושא בשיתוף פעולה עם המשרד לאיכות הסביבה. האחריות להיבט התיירותי מוטלת על משרד התיירות באמצעות חל״י (החברה להגנות ים המלח). היקף

התקציב שיופנה לפיתוח תיירותי ולמענקים באזור במסגרת החלטת ממשלה זו במהלך השנים הקרובות הוא כ-700 מיליון ש״ח בהרשאה להתחייב. במהלך החציון הראשון של שנת 2016 צפויות להתחיל עבודות הפיתוח באזור הביניים המיועד להקמת חדרי מלון וכן יחל שיווק קרקעות למלונאות.

- בנוסף, במסגרת החלטת ממשלה מס׳ 4060 מיום 1 בינואר 2012 בעניין ביצוע פרויקט הגנות הקבע בים המלח, אימצה הממשלה את פתרון קציר המלח בבריכה מספר 5 כפתרון הקבע. החלטה זו עוגנה בהסכם שנחתם בין הממשלה ובין מפעלי ים המלח. עלותו הכוללת של פרויקט הקציר מוערכת בכ-3.8 מיליארד ש״ח (בערכים מהוונים וצמודים למדד). במסגרת ההסכם נקבע כי מפעלי ים המלח יממנו 80 אחוזים מעלות הפרויקט (3.04 מיליארד ש״ח) ואילו המדינה תממן 20 אחוזים מעלותו (0.76 מיליארד ש״ח).

משרד החקלאות ופיתוח הכפר

הצעת תקציב משרד החקלאות ופיתוח הכפר לשנת הכספים 2015 (סעיף 33) מסתכמת בכ-1.84 מיליארד ש"ח, מהם כ-1.62 מיליארד ש"ח בהוצאה נטו וכ-221 מיליון ש"ח בהוצאה מותנית בהכנסה. בשנת 2015 מתוקצבת בסעיפי המשרד הרשאה להתחייב בגובה של כ-668 מיליון ש"ח.

מתוך תקציב זה, הצעת תקציב התמיכות בחקלאות לשנת הכספים 2015 מסתכמת בכ-856 מיליון ש"ח, מהם כ-852 מיליון ש"ח בהוצאה נטו. כמו כן, בשנת 2015 תתוקצב הרשאה להתחייב לתמיכות בגובה של כ-651 מיליון ש"ח.

הצעת תקציב משרד החקלאות ופיתוח הכפר לשנת הכספים 2016 מסתכמת בכ-2 מיליארד ש"ח, מהם כ-1.82 מיליארד ש"ח בהוצאה נטו וכ-221 מיליון ש"ח בהוצאה מותנית בהכנסה. בשנת 2016 מתוקצבת בסעיפי המשרד הרשאה להתחייב בגובה של כ-698 מיליון ש"ח.

מתוך תקציב זה, הצעת תקציב התמיכות בחקלאות לשנת הכספים 2016 מסתכמת בכ-976 מיליון ש"ח, מהם כ-973 מיליון ש"ח בהוצאה נטו. כמו כן, בשנת 2015 תתוקצב הרשאה להתחייב לתמיכות בגובה של כ-580 מיליון ש"ח וכ-852 מיליון ש"ח בהוצאה נטו.

משרד החקלאות ופיתוח הכפר אחראי מטעם הממשלה לחקלאות ולמרחב הכפרי בישראל. בין פעילויותיו העיקריות של המשרד ניתן למנות: תכנון והמלצה להקצאות של גורמי ייצור חקלאיים המצויים במחסור, כגון: קרקע, מים ועובדים זרים ופלסטינים; הקצאת תמיכות במגוון נושאים, כגון: סובסידיות לפי חוק הגליל, שימור הקרקע, קידום הייצוא, הדברה, ביטוח ועוד; קידום רפורמות וחקיקה; תכנון פרוגרמות להתיישבות המתוכננת ופרויקטים חקלאיים במסגרת ההתיישבות הקיימת; יישום הסכמי הסחר של ישראל; מתן שירותים ופיקוח בתחומי הווטרינריה והגנת הצומח; מתן שירותי הדרכה ופיתוח מקצועי; וקידום המחקר החקלאי בישראל הן באמצעות המדען הראשי והן באמצעות מִנהל המחקר החקלאי.

כמו כן, בשנת 2014 הועברה "הרשות לפיתוח והתיישבות הבדואים בנגב" למשרד החקלאות. הרשות אחראית לייזום, תכנון ופיתוח סטטוטורי של פתרונות התיישבות של הפזורה הבדואית, ריכוז מידע בנושא, ייזום וביצוע הסדרי קרקעות וליווי האוכלוסייה בכל שלבי ההתיישבות.

דגשים לשנות הכספים 2016–2015

שינוי במדיניות הממשלה בתמיכות בחקלאות בענפי החי ובענפי הצומח

החקלאות היא ענף נתמך בעולם כולו ובכלל זה גם בישראל. מדיניות ממשלת ישראל היא לשמר את התועלות של החקלאות ושל הייצור המקומי ממספר סיבות: לענפי החקלאות השפעות חיצוניות חיוביות מעבר לתרומה הכלכלית של הענף למגדל – תפיסה ושמירה של שטחים פתוחים, התיישבות ופיתוח הפריפריה, שמירה על גבולות המדינה, תועלות אקולוגיות ונופיות ותועלות חברתיות ותרבותיות. זאת, בנוסף לרמה מסוימת של אספקת מזון בסיסי למשק המקומי. בעולם נהוגים שני סוגי תמיכות: תמיכות ישירות ע״י תמיכה תקציבית ותמיכות עקיפות באמצעות מכסות ומכסי מגן. יש לציין כי בישראל, בדומה למרבית המדינות המפותחות, בשנים האחרונות חלה ירידה בשיעור סך התמיכות לחקלאות.

תמהיל התמיכות הרצוי על פי ארגון ה-OECD הוא כזה שמרבית התמיכות מורכבות מתמיכות ישירות, שאינן תלויות בכמות הייצור או בענף ספציפי, והן בעלות פוטנציאל נמוך לעיוות בשוק. מיעוט התמיכות הן תמיכות עקיפות באמצעות מנגנונים של מכס או תמיכה במחיר. על פי נתוני הארגון, ישראל נמצאת גבוה מעל ממוצע מדינות ה-OECD בשיעור של התמיכה בחקלאות אשר מגיעה מתמיכה במחיר מתוך סך התמיכה. יתר על כן, בעשור האחרון חלה עלייה במדד התמיכות העקיפות. מדד זה גבוה בישראל, משום שעיקר התמיכה בחקלאות הישראלית היא תמיכה במחיר באמצעות מכסים מגנים, מנגנוני מכסות ומחירים מובטחים בענפי החי. כאמור, תמיכות אלו מעוותות את שיקול דעתו של היצרן ועלולות להוביל לרמה גבוהה של מחיר לצרכן.

לפיכך, על מנת לראות שיפור הן בתמהיל התמיכות והן ברמת המחירים במשק, יש להוריד את שיעור התמיכה העקיפה, לעבור לתמיכה ישירה, ולהימנע מתמיכות בעלות פוטנציאל ליצור עיוות בשוק, דוגמת תמיכות המיועדות לענפים ספציפיים או תלויות בייצור כמות מסוימת. כל זאת בשים לב לשמירה על התועלות שמביאה עמה החקלאות המקומית.

בחודש מאי 2014 החליטה הממשלה על הגברת התחרות מייבוא במוצרי החלב והבשר, במקביל לתמיכה תקציבית ישירה ברפתנים, במפטמי העגלים וברועי הבקר לבשר, כפי שיפורט להלן.

כמו כן, במסגרת התכנית הכלכלית לשנים 2016–2015 החליטה הממשלה על ביטול התכנון בענף הצאן ומעבר למתווה של תמיכה ישירה במגדלי הצאן הקיימים, וכן על ביטול הקרטל בענף הפטם כפי שיפורט להלן.

החלטות אלה מהוות צעד משמעותי בכיוון של שינוי תמהיל התמיכות הקיים ושל קידום תמיכות רצויות במשק החי. להלן יפורטו עיקרי השינויים בנושא:

- **הגברת התחרות והפחתת יוקר המחיה בענפי החלב והבשר**

ביום 5 באפריל 2014 התקבלה החלטת ממשלה מס׳ 1584 הכוללת שורה של צעדים שמטרתם להגביר את התחרות בענפי החלב והבשר.

בנושא הגברת התחרות מייבוא, הוחלט על הגדלת המכסות הפטורות למוצרי חלב בעלי היתכנות גבוהה לייבוא, אשר יחולקו באופן תחרותי בין המציעים למכרם במחיר נמוך, על מנת לגלגל את ההטבה לצרכן. ההליך התחרותי לבחירת היבואנים שיזכו בקבלת המכסות של הגבינות בפטור ממכס פורסם בסוף שנת 2014. במסגרת זו חולקה מכסה של 4,800 טון לחמישה יבואנים אשר דורגו בהתאם למחיר לצרכן שאליו התחייבו. יש לציין כי במהלך שנת

2015 חלה ירידת מחירים משמעותית בענף הגבינות הצהובות – חלק מהגבינות המיובאות נמכרו במחיר הנמוך ב-30 אחוזים ממחיר הגבינה הצהובה המפוקח על ידי המדינה.

במקביל, הוחלט על תמיכת הסתגלות לרפתנים בסך של 65 מיליון ש"ח שתיפרס על פני ארבע שנים, כך שהייצור החקלאי לא ייפגע.

בענף הבשר הוחלט על ביטול המכס הקיים על ייבוא עגלים חיים והגדלת המכסות הפטורות ממכס לייבוא בשר בקר טרי. במהלך שנת 2015 החל לראשונה ייבוא של בשר טרי לישראל, ומספר יבואנים נמצאים במגעים עם השירותים הווטרינרים במשרד החקלאות ופיתוח הכפר למתן אישורים לייבוא ממדינות נוספות. בימים אלו אנו עדים להתפתחויות בענף אשר מובילות להפחתות מחירים לצרכן, אשר התאפשרו הודות למדיניות זו.

במקביל, על מנת לשמר את התועלות הרבות של ענף רעיית הבקר בשמירה על השטחים הפתוחים, הוחלט להגדיל את התמיכה ברועים ל-24 מיליון ש"ח בשנה וכן על מענקים למפטמי העגלים, כך שענף המפטמות יסתגל לתחרות מייבוא.

בנושא הגברת התחרות בשוק המקומי, הוחלט כי משרד הכלכלה ישיק מסלול מענקים למחלבות קטנות. במסגרת מסלול זה נבחרה מחלבת רמת הגולן, והיא צפויה לקבל מענק ממשרד הכלכלה עם הצגת תכנית פיתוח וכניסה לנתח שוק משמעותי במוצרי החלב הבסיסיים.

כמו כן, במסגרת ההחלטה, הוטל על משרד החקלאות להביא לשולחן הכנסת את תקנות הוויסות מכוח חוק תכנון משק החלב, אשר תפקידן לאפשר גישה חופשית לחלב גולמי ולאבקת חלב לכלל יצרני מוצרי החלב במשק.

החלטה זו היא צעד בכיוון הרצוי של הקלה במנגנונים המעמיסים על הצרכן תוך מעבר לתמיכה ישירה בחקלאים.

ביטול הקרטל בענף הפטם

במסגרת התכנית הכלכלית לשנים 2015–2016 החליטה הממשלה על ביטול הקרטל בענף העוף.

מחזור ענף הפטם (עוף) בישראל עומד על כ-4.5–5 מיליארד ש"ח במונחי צרכן. יש לציין כי לקראת סוף שנת 2012 נחתם הסכם בין קבלני הרבייה בענף הפטם לבין מועצת הלול כגורם המפקח על יישום ההסכם. הסכם זה יצר חלוקת שוק בין קבלני הרבייה השונים ועיגן קנסות לחורגים מחלוקה זו והטבות לעומדים בה. על פי נתוני הלשכה המרכזית לסטטיסטיקה, מאז ביצוע הסכם הקרטל מחירי העוף עלו בכ-25–30 אחוזים. בחודש יולי 2015, הודיעה מועצת הלול על ביטולו של הקרטל בענף.

במסגרת התכנית הכלכלית הוחלט לתקן את חוק המועצה לענף הלול, כך שהמועצה לא תשמש כגורם מווסת, מתכנן או מתכלל בהסדר כובל בענף הפטם ולא תגבש או תפקח על הסדרים שנעשים בין מגדלים. כן יצומצמו סמכויות המוקנות לפי חוק מועצת הלול, כך שלא ניתן יהיה יותר לתכנן את היקף גידול העופות לפיטום. כמו כן, הוחלט על תיקון חוק ההגבלים העסקיים, כך שמגדל של עופות אשר מחזיק גם משחטה או שאדם הקשור אליו הוא בעל משחטה, לא יוכל לקחת חלק בהסדר כובל. תיקון זה נועד למנוע מצב שבו משחטות חוסות תחת החריג להסדר כובל בחוק ההגבלים העסקיים ומבצעות קרטל דרך חברות בנות המוגדרות כמגדלות.

ביטול התכנון בענפי הצאן

במסגרת התכנית הכלכלית לשנים 2015–2016 החליטה הממשלה על ביטול התכנון בענפי חלב הצאן. ענף חלב הצאן מפיק כ-22 מיליון ליטר חלב גולמי בשנה ומחזור הענף הוא כ 250 מיליון ש״ח במונחי צרכן וכ-80 מיליון ש״ח במונחי יצרן. בענף העיזים רשומים כ-80 יצרנים פעילים ומחלבות משק רבות, והביקוש לחלב עיזים נמצא במגמת עלייה ברורה בעשור האחרון. בענף הכבשים רשומים כ-60 יצרנים פעילים והביקוש לחלב כבשים תנודתי יותר – בשנה האחרונה נרשמה מגמת עלייה גם בביקוש לחלב זה.

כיום, ענף חלב הצאן אינו מתנהל באופן חופשי, כי אם מנוהל במעורבות ממשלתית גבוהה ביותר, באמצעות תכנון מרכזי ותכנון פרטני של מכסות ייצור המוקנות לכל יצרן בענף. זהו מודל חריג בהשוואה למקומות אחרים בעולם ואינו מקובל עוד במדינות המערביות.

במסגרת התכנית הוחלט על תיקון חוק תכנון משק החלב, כך שיבוטל התכנון החל על ענפי הצאן. בהתאם לכך, מי שעוסק בייצור חלב צאן יוכל לייצר כל כמות ובלבד שאינה עולה על 10 אחוזים מהיקפי הייצור הכוללים בכל ענף בשנה הקודמת. מגבלה זו נועדה למנוע ריכוזיות גדולה בענף והשתלטות של מספר מועט של שחקנים גדולים על הענף. על מנת לאכוף מגבלה זו, יישארו הסדרי הדיווח של המחלבות על היקפי הייצור החודשיים.

במקביל לביטול התכנון הוחלט על מתווה של תמיכה ישירה במגדלים הקיימים, הן במגדלים פעילים והן במגדלים פורשים, כך שסך התקציב עבור מגדלים אלה יהיה כ- 65 מיליון ש״ח על פני תשע שנים. מעבר לכך, הוחלט על נוהל תמיכה על סך של חמישה מיליון ש״ח במתקן ייבוש חלב צאן אשר יהיה נגיש לכל המעוניין בכך. כדי לסייע למגדלים בפריפריה, הנתקלים בקשיים ובעלויות גדולות יותר בשינוע החלב למחלבות, הוחלט על נוהל תמיכה שיסייע למגדלים בפריפריה, הנמצאים במרחק רב מהמחלבה.

זהו מהלך משמעותי בהסתכלות על תמיכות המדינה בחקלאות והוא מהווה מודל למעבר מתמיכה עקיפה המעוותת את המחירים לתמיכה ישירה ביצרנים, כמקובל בעולם.

סיוע לייצואני הפלפל באזורי עדיפות לאומית

בעקבות המשבר בעת האחרונה בתנאי הסחר של ישראל מול מערב אירופה ורוסיה, שהם יעדי השיווק העיקריים של תוצרת הייצוא החקלאית הטריה, קיימת סכנה ליציבותם של משקים חקלאיים מוטי ייצוא המצויים באזורי עדיפות לאומית, עקב המחסור בחלופות תעסוקה ומקורות פרנסה נוספים באזורים אלה. בעקבות המצב, משקים רבים נמצאים בקשיים כלכלים, ובפרט ענף גידולי הפלפל שהוא ענף בעל מאפיינים ייחודים, כגון, עלויות השקעה גבוהות לפתיחת העונה בהשוואה לגידולים אחרים ((30,000 ש״ח לדונם לעומת אלפי שקלים בודדים לדונם בגידולים אחרים) ; ייצוא של יותר מ-50 אחוזים מסך הייצור ; ייצוא לרוסיה של יותר משליש מסך הייצוא ; ריכוז גאוגרפי של מגדלים באזורי עדיפות לאומית, המתבססים על חקלאות כמקור תעסוקה עיקרי כשענף הפלפל הוא ענף משמעותי בקרב הגידולים ; חיי מדף קצרים ויכולת איסום נמוכה של המוצר ; זמן מחזור גידול ממושך (7–8 חודשים מזריעה עד קטיף).

על מנת לסייע ליצואני הפלפל המתגוררים באזורי עדיפות לאומית, נחתם סיכום בין משרד האוצר למשרד החקלאות לפרסום נוהל תמיכות בנושא.

במהלך שנת 2015 פורסם נוהל תמיכות של מענקי השקעות ליצואני פלפל המעוניינים לבצע השקעה על מנת להסב חלק מגידולי הפלפל שלהם לגידול אחר. המענק הוא בשיעור של 70 אחוזים, ואף ישנה אפשרות למתן מקדמה בשיעור של 20 אחוזים מגובה ההשקעה המאושרת. סך התקציב למתווה זה עומד על 100 מיליון ש"ח.

יחידות נלוות למשרד החקלאות

מנהל המחקר החקלאי

מנהל המחקר החקלאי משמש כזרוע המחקרית של המשרד במחקר תשתיתי ובעיקר במחקר יישומי. במסגרתו מופעלים שישה מכוני מחקר, שני מרכזי מחקר ושלוש חוות חקלאיות למחקר ופיתוח. המחקרים מתבצעים בכל ענפי החקלאות: מטעים, בעלי חיים, קרקע ומים, הגנת הצומח, הנדסה חקלאית, טכנולוגיה של מזון, אחסון תוצרת חקלאית וגידולי שדה.

הרשות לפיתוח והתיישבות הבדואים בנגב

הרשות להסדרת התיישבות הבדואים בנגב הוקמה מכוח החלטת ממשלה 1999 מיום 15 ביולי 2007, "להקים במשרד הבינוי והשיכון את הרשות להסדרת התיישבות הבדואים בנגב שיעודה, תפקידיה והמבנה הארגוני שלה הם כמפורט".

תפקידי הרשות הם: ייזום, תכנון ופיתוח סטטוטורי, בתיאום עם מנהל התכנון במשרד הפנים, של פתרונות התיישבות המתאימים לצרכים, לרבות פתרונות המתייחסים לאפיוני הקבוצה, ליחסי הגומלין החברתיים וכדומה; ריכוז מידע בעניין המצב הקיים של האוכלוסייה בפזורה וביישובים הקיימים, ובכלל זאת תביעות בעלות; ייזום וביצוע הסדרי קרקעות ופינוי מחוברים; ליווי האוכלוסייה בכל שלבי ההתיישבות בהיבטים קהילתיים, חברתיים ותעסוקתיים.

ועדת השרים לענייני הסדרת ההתיישבות ופיתוח חברתי-כלכלי של הבדואים בנגב, אשר הוקמה בהמשך להחלטת ממשלה 1146, החליטה ביום 4 באוגוסט 2014 לשנות את שם "הרשות להסדרת התיישבות הבדואים בנגב" לשם: "הרשות לפיתוח והתיישבות הבדואים בנגב". עוד הוחלט כי בנוסף לתפקידי הרשות שנקבעו בהחלטה 1999, תפקידה יהיה לעסוק ביישום המדיניות שתיקבע במשרד החקלאות ופיתוח הכפר בנושאי פיתוח חברתי-כלכלי של הבדואים בנגב.

מִנהלת הסדר המושבים

החברה הוקמה בשנת 1993 לצורך ביצוע תפקידי המנהלה כמשמעותה בסעיף 6 לחוק ההסדרים במגזר החקלאי המשפחתי התשנ"ב-1992 והתקנות שהותקנו על פיו לעניין תפקידה, הרכבה וסמכויותיה של המנהלה, לנהל את ההסדרים לפירעון או למחיקת חובות המושבים משנות השמונים. עד היום הצליחה החברה לגבות כ-2 מיליארד ש"ח ולהגיע להסדרי חוב על סך 2 מיליארד ש"ח נוספים. תקציב החברה לשנת 2015 הוא 3.5 מיליון ש"ח. החברה מתוכננת לפעול עד סוף שנת 2015.

חברת שוק סיטונאי לישראל

החברה הוקמה בשנת 2011 לצורך בחינת ההיתכנות וליווי הקמת השוק הסיטונאי החדש. החברה מפוקחת על ידי רשות החברות הממשלתיות וזוכה לליווי צמוד מצד אגף החשב הכללי במשרד האוצר, כמו גם לליווי ופיקוח של משרד החקלאות. כיום החברה פועלת בעיקר לקידום הליך היציאה למכרז ההקמה ולבחינת הרגולציה הנדרשת לשוק העתידי, במטרה להפוך בעתיד לרגולטור האחראי להפעלת השוק. השוק אמור להיות מוקם במתכונת של מכרז P.P.P המשלב בין הממשלה לבין הסקטור הפרטי.

משרד התקשורת

הצעת תקציב משרד התקשורת לשנות הכספים 2015 ו-2016 מסתכמת ב-68,466 אלף ש״ח וב-69,576 אלף ש״ח בהתאמה, מתוכם כ-43 מיליון ש״ח וכ-44 מיליון ש״ח בהתאמה מיועדים להוצאות שכר.

משרד התקשורת משמש כגוף האחראי לאסדרת ענף התקשורת ולפיקוח על הגופים הפועלים בו. המשרד אחראי ליישום מדיניות הממשלה בנושא התקשורת ולקביעת הכללים שבמסגרתם פועלים הגופים בענף, על תחומיו השונים. מאחר שבאופיו משרד התקשורת הוא משרד מטה, רוב תקציבו משמש למימון הוצאות השכר של העובדים, להוצאות תפעול שוטפות, לרכישת שירותי ייעוץ, לעריכת מחקרים וסקרים ולרכישת ציוד לצורך פעילות הפיקוח והאכיפה של המשרד.

תקציבו של משרד התקשורת מיועד לאסדרת תחום התקשורת, וההשקעות בענף נעשות על ידי חברות פרטיות. עיקר תקציבו של משרד התקשורת מיועד להעסקת העובדים העוסקים בפעילותו השוטפת של המשרד – פיקוח ובקרה על הפעילות בתחום וכן ליישום השינויים המבניים המרכזיים המפורטים להלן. גם תקציב הקניות של המשרד מיועד לפעילותו השוטפת וכן להעסקת יועצים לצורך יישום המדיניות כאמור מטה.

דגשים לשנת הכספים 2015

תחום הנייח

משרד התקשורת פועל ליישום רפורמות השוק הסיטונאי בתקשורת נייחת בשנים 2015 ו-2016 באמצעות הצעדים שלהלן:

- השלמת תמחור התעריפים הסיטונאיים ומעקב אחר יישום הרפורמה בשוק הסיטונאי, לרבות טלפוניה.
- הפחתת רגולציה ומעבר לפיקוח על מחירי מקסימום בתחום הטלפוניה בבזק.
- היערכות וקביעת כללים לביטול ההפרדה המבנית.

תחום הנייד (סלולרי)

במהלך השנים 2015 ו-2016 משרד התקשורת פעל ויפעל במספר דרכים ליצירת תשתית לפיתוח טכנולוגי בענף, וכפועל יוצא מכך – להביא למגוון שירותים חדשים ומתקדמים לצרכנים:

- החלה הקצאת תדרים לרשת גישה רחבת פס בדור הרביעי. כמו כן, המשרד פועל לאישור הסכמי השיתוף בין מפעילי הרדיו טלפון נייד (להלן – רט״ן) השונים בהתאם למסמך המדיניות בנושא ובהתאם לכללי המכרז שנערך.
- המשרד יפעל לפרסום החלק השני של מכרז ״דור 4״ בו יוקצו תדרים בתחום 2,600 מגה״ץ, אשר אמורים להגדיל את יכולות הביצוע של המפעילים על גבי הרשת, לשפר את איכות השירות, להגביר את מהירות הקצבים ולהרחיב את הקיבולת במרכזי ערים ובאזורי אוכלוסייה צפופים.

- הסדרת תחום התדרים בג׳יגה הראשון – פינוי מידי של תדרים בתחום הג׳יגה הראשון ממשרד הביטחון ומגופי הביטחון לשימושים אזרחיים, בדומה למגמות בעולם, וכן ביצוע הסדרה בהקצאת התדרים הנוכחית להמשך ההתפתחות הטכנולוגית בשוק התקשורת הניידת.
- בתחום הנדידה הבין-לאומית, נוכח תעריפי הנדידה הגבוהים ובמטרה להפחית את תעריף שירות הנדידה, המשרד פועל להגביר את השקיפות למנוי, כך שיוכל לשלם עבור השירות שנצרך בפועל. בנוסף, המשרד שוקל להרחיב את התחרות בתחום שירות הנדידה ולאפשר אף לבעלי רישיון כללי אחר לספק שירות נדידה למנוי של בעל רישיון רט״ן.
- בשנת 2015 יבחן המשרד את עלויות קישור הגומלין ויפעל להכרעה בשאלת שינוי התעריף על בסיס עלות או שינוי המדיניות באופן שתעריף קשרי הגומלין יופחת או יבוטל.
- בשנת 2015 יבחן המשרד את עלויות קישור הגומלין ויפעל להכרעה בשאלת שינוי התעריף על בסיס עלות או שינוי מדיניות באופן שתעריף הקש״ג יופחת או יבוטל.

מפעילים בין-לאומיים

התחרות רבת המשתתפים בין המפעילים הפנים-ארציים ומכירת חבילות ״הכול כלול״, גרמו לכך שקיים קושי בהמשך השמירה על השירותים הבין-לאומיים כענף נפרד ועצמאי בשוק התקשורת. אי לכך נקבעו מספר שינויים ענפיים שייכנסו לתוקפם במהלך 2015. בין השינויים האלו ניתן למנות את ביטול ההפרדה המבנית בין חברות בעלות רישיון מפעיל בין-לאומי לחברות בעלות רישיון מפעיל פנים-ארצי.

אגרות תדרים

האגרות הנהוגות בישראל להועדת תדרים ולהקצאתם מבוססות על אגרות שנקבעו בשנת 1995. מאז האגרות מעודכנות אחת לשנה בהתאם לשינויים במדד המחירים לצרכן. בשני העשורים האחרונים השתנה שוק התקשורת לבלי הכר: טכנולוגיות השתנו והוחלפו, תחומי תדר נוספים הושמשו לתקשורת אלחוט, שירותים רבים נוספו וחלקם אף התייתרו.

אגרות התדרים נועדו, בין היתר, ליצור מערך תמריצים שיעודד את הגורמים המשדרים להשתמש באופן יעיל וחסכוני בתדרים. תמריץ נכון ייווצר, בין היתר, כאשר האגרה משקפת את הערך הכלכלי הניתן להפיק מהתדר ותוך תשומת לב לשיקולים ספקטראליים. מבחינה כלכלית גרידא, ומבלי להתייחס לשיקולים נוספים המשמשים בניהול תדרי הרדיו בישראל, ניתן לומר כי גורם המפיק מתדר ערך כלכלי הנמוך מהאגרה שהוא נדרש לשלם יעדיף לעבור לתדר זול יותר, ובדרך זו יתפנה מקום לשימושו של גורם אחר המפיק ערך כלכלי גבוה יותר מהשימוש בתדר.

בשנים 2015 ו-2016 יפעל המשרד באמצעות יועץ מומחה לקביעת ערכו הכלכלי של ספקטרום התדרים העומד לרשות מדינת ישראל. קביעת אגרות התדרים בהתאם לערכם הכלכלי תיצור תמריץ כלכלי נכון לשימוש בתדרים ותאפשר למדינה להעריך נכונה את ערכם של משאבי הספקטרום העומדים לרשותה ואת הקצאתם לשימושים שונים.

הגדלת התחרות והפחתת יוקר המחיה בשוק הטלוויזיה

שוק הטלוויזיה הרב-ערוצית בישראל הוא שוק ריכוזי שפועלות בו חברות הכבלים והלווין. חברות אלו נהנות משיעורי הכנסה ממוצעת למנוי, הגבוהים מהממוצע בעולם המפותח. שיעורי ההכנסה נובעים מתחרות בין מעטים בתחום פלטפורמות השידור.

על מנת להגדיל את התחרות בתחום, המשרד פועל בשני היבטים מרכזיים:

- **טלוויזיה על גבי האינטרנט** – בשנים האחרונות, בעקבות ההתקדמות הטכנולוגית והתלכדות הטכנולוגיות, הפך האינטרנט לאלטרנטיבה לצפייה ליניארית בשידורי טלוויזיה. במדינות רבות בעולם פועלים ערוצי שידור המופצים על גבי האינטרנט בלבד. משרד התקשורת פועל ליצירת התנאים שיאפשרו צפייה בשידורי הטלוויזיה על גבי רשת האינטרנט באמצעות הסרת חסמים טכנולוגיים. יישום רפורמות השוק הסיטונאי ומיזם הסיבים האופטיים יובילו להאצת קצב הגלישה לצרכן הביתי, כך שניתן יהיה להעביר תכנים על גבי תשתית האינטרנט בנפחים גדולים מבלי לפגוע בחוויית הצפייה של הצופה. בנוסף, המשרד מקדם תיקון חקיקה שיאפשר לבעלי ערוצים המעוניינים בהפצה על גבי האינטרנט להפיץ גם את הערוצים הנגישים לציבור באמצעות מערך עידן פלוס. יתר על כן, המשרד מקדם תיקון חקיקה שיחייב את הגורם המפעיל של מערך ה-DTT, כיום הרשות השנייה, להקים אתר אינטרנט ולהפיץ בו את שידורי המערך.
- **שיפור מערך עידן פלוס** – בהמשך לתיקוני החקיקה שקודמו במסגרת חוק ההסדרים בשנת 2013, המשרד פועל להרחבת מספר הערוצים המשודרים על גבי מערך ה-DTT. לצורך כך, המשרד פועל לפרסום מכרז לערוצים נושאיים (ערוצי ספורט, ילדים וכו') שיוכלו לשדר על גבי מרבב נוסף שייפתח לצורך הרחבת המערך. כמו כן, המשרד פועל להסדיר היבטים נוספים הקבועים בחוק ביחס להרחבת המערך, כגון הסדרה בעלויות צולבות על מספר ערוצים והקלה בתנאי ההפצה, זאת על מנת לאפשר למספר רחב, ככל שניתן, של שחקנים להתמודד במכרז, כך שיהיה תחרותי ושתוצאותיו תטבנה עם הציבור הרחב. בנוסף, המשרד פועל להעברת האחריות לתפעול המערך לגורם פרטי (כיום הרשות השנייה מפעילה את המערך), מתוך מטרה להביא לשיפור איכות הפעלת המערך, שיפור איכות קליטתו ברחבי הארץ, הגברת אמינותו והפחתת העלויות הנדרשות לתפעולו. יש לציין כי שיפור איכות הפעלת המערך, בשיתוף עם הפצת שידורי המערך על גבי האינטרנט, צפוי להוריד חסמי כניסה משמעותיים בתחום הטלוויזיה הרב-ערוצית ובכך לאפשר כניסתם של שחקנים חדשים לתחום וכן להביא להגברת התחרות.
- **איחוד מועצות רגולטיביות והפחתת הרגולציה** – שוק הטלוויזיה מאופיין בריבוי רשויות הסדרה: המועצה לשידורי כבלים ולשידורי לוויין (להלן – המועצה לשידורי כבלים ולוויין), בסיועה של מנהלת הסדרת השידורים לציבור במשרד התקשורת, מסדירה את תחום שידורי הטלוויזיה הרב-ערוצית למנויים (שידורי הכבלים ושידורי הלוויין); הרשות השנייה לטלוויזיה ולרדיו ומועצת הרשות השנייה לטלוויזיה ולרדיו (להלן – מועצת הרשות השנייה), מסדירות את תחום שידורי הטלוויזיה והרדיו המסחריים לציבור. בנוסף, רשות השידור ומוסדותיה פועלים כגוף מבצע ומסדיר בתחום שידורי הטלוויזיה והרדיו הממלכתיים.

בהמשך לרפורמות שנערכו בתחום בשנים האחרונות התחדד הצורך בראיית שוק השידורים כשוק אחד בו פועלים גורמים שונים המשפיעים זה על זה ובצורך להסדירו מתוך ראייה כוללת של כלל הגורמים הפועלים בו. בנוסף, קיומם של שני רגולטורים העוסקים בהסדרת אותו תחום יוצר כפילות מיותרת. שני הגורמים עוסקים בהסדרת נושאים דומים כדוגמת הפקות מקור, כללי אתיקה בשידורים ובפרסומות והגנה על ילדים. ואולם, כל אחת מהמועצות קובעת כללים שונים, וגם אם הכללים זהים, לעתים הם מיושמים באופן שונה על ידי כל אחת מהמועצות. בשל כך נוצרת א-סימטריה בהסדרה.

בהתאם לכך עתיד לקדם משרד התקשורת בשנים 2015 ו-2016 תיקון לחוק התקשורת ולחוק הרשות השנייה שלפיו יאוחדו המועצה לשידורי כבלים ולוויין ומועצת הרשות השנייה לגוף אחוד שתפקידו יהיה לקבוע את כללי האסדרה

החדשים מתוך ראייה כוללת של שוק שידורי הטלוויזיה (השידורים המסחריים והטלוויזיה הרב-ערוצית) ותוך מגמה להפחתת הנטל הרגולטורי ומיקודו בנושאי ליבה הכרחיים ומינימליים. יצוין כי גם טרם אישורו של חוק איחוד מועצות פועלת מועצת הכבלים והלוויין להפחתת הנטל הרגולטורי אשר בתחום אחריותה.

■ אסדרת הטלוויזיה המסחרית

משרד התקשורת יפעל בשנים 2015 ו-2016 לאסדרת תחום הטלוויזיה המסחרית תוך הסרת חסמי כניסה לשחקנים חדשים בשוק. בעבר, שיטת השידורים האנלוגית הצריכה שידור על גבי תדר שהוא משאב מוגבל. כתוצאה מכך התמודדו השחקנים בשוק במכרז על זיכיון לשידורים. עקב המעבר לשידורים דיגיטליים מגבלה זו אינה חלה עוד, וכאמור לעיל החלו המשדרים בתחום לעבור בהדרגה לשיטה של רישיון לשידורים. השיטה טומנת בחובה הגדלת מידת העצמאות של הערוצים המשדרים וניתוק הקשר עם הממשלה, וכן פישוט והקלת התנאים והמחויבויות הנדרשים מבעל הרישיון.

■ רשות השידור

ביום 29 ביולי 2014 אושר בקריאה שנייה ושלישית חוק השידור הציבורי התשע"ד-2014 (להלן – חוק השידור הציבורי) במליאת הכנסת. עיקרי החוק התייחסו לסגירת הרשות הקיימת ולהקמת תאגיד ציבורי חדש שיפעל לפי פרמטרים מקצועיים וערכיים של מצוינות, חדשנות, יעילות ועצמאות. בנוסף לכך, נקבע כי יוקמו שלושה ערוצי טלוויזיה מרכזיים: ערוץ 1 שישדר בעברית, ערוץ 33 שישדר בערבית וערוץ 23 שיהפוך לערוץ ציבורי לילדים; תוקם יחידת חדשות אחודה לטלוויזיה ולרדיו; תיסגר הטלוויזיה החינוכית כיחידת סמך במשרד החינוך; הוגבל תקציב המשדר הציבורי; נקבע סף מינימום להשקעה שנתית בתוכן; ובוטלה אגרת הטלוויזיה. כל זאת בהמשך למינוי הוועדה לבחינת המתווה לשידור הציבורי העתידי בישראל ("ועדת לנדס") בספטמבר 2013 אשר הגישה המלצותיה במארס 2014. בהתאם לחוק, כונס הנכסים הרשמי (להלן – הכנ"ר) קיבל לידיו את סמכויות הנהלת רשות השידור עד לבחירת ההנהלה החדשה באמצעות ועדת האיתור והקמת הגוף המשדר.

מסיבות שונות, במיוחד בשל הבחירות שהוקדמו וחלו בשנת 2015, אירעו עיכובים ביישום שלבים הכרחיים בחוק השידור הציבורי. בשל כך הוארך, בהתאם לחוק השידור הציבורי, מועד הקמת התאגיד החדש וסגירת רשות השידור עד ליום 1 באוקטובר 2015 (להלן – יום התחילה).

על אף הארכת התקופה כאמור, בשלב זה מסתמן שלא יבשילו התנאים להקמת התאגיד החדש עד ליום התחילה. במקביל לא החלה רשות השידור בגביית אגרה, המהווה אמצעי משמעותי במימונה. בשל האמור אישרה הממשלה ביום 19 ביולי 2015 תיקון לחוק השידור הציבורי שעיקריו הארכת יום התחילה ל-31 במארס 2016, הסדרת סוגיית תקצוב גירעונות רשות השידור, הגדלת סמכויות הכנ"ר בניהול רשות השידור וקביעת יעדי התייעלות לצמצום עלויות הפעלת רשות השידור, כל זאת על מנת להביא להקמתו המהירה והיעילה של תאגיד השידור הציבורי בהתאם לחוק השידור הציבורי.

תזכיר החוק אושר בקריאה ראשונה בכנסת וצפוי להיות מובא לאישור הכנסת בקריאה שנייה ושלישית בשבועות הקרובים.

■ תכנית ההבראה – חברת הדואר

משרד התקשורת, כרגולטור המפקח על חברת הדואר, יפעל בשנת 2015 ליישום תכנית ההבראה, כפי שסוכם בהסכם העקרונות, על מנת שהחברה תהיה מאוזנת תקציבית ובעלת איתנות פיננסית. בין היתר יפעל המשרד להבטחת טיב השירות שמציעה חברת הדואר ולפרסום מכרז למכירת 20% ממניות חברת הדואר למשקיע פרטי.

המשרד להגנת הסביבה

הצעת תקציב המשרד להגנת הסביבה לשנת הכספים 2015 (סעיף 26) מסתכמת בכ-967 מיליון ש״ח, מהם כ-330 מיליון ש״ח בהוצאה נטו, כ-637 מיליון ש״ח בהוצאה מותנית בהכנסה וכ-59 מיליון ש״ח בהרשאה להתחייב.

בשנת הכספים 2016 הצעת התקציב מסתכמת בכ-835 מיליון ש״ח, מהם כ-356 מיליון ש״ח בהוצאה נטו, כ-479 מיליון ש״ח בהוצאה מותנית בהכנסה וכ-280 מיליון ש״ח בהרשאה להתחייב.

המשרד להגנת הסביבה פועל בשלוש רמות: ארצית, מחוזית ומקומית. ברמה הארצית המשרד נושא באחריות לקביעה ולהתוויה של מדיניות סביבתית כוללת וכן מקדם הליכי תקינה בתחום. ברמה המחוזית המשרד פועל באמצעות שישה מחוזות, לפי חלוקה גאוגרפית המקבילה למחוזות משרד הפנים. כל אחד מהמחוזות אחראי ליישום המדיניות המותווית על ידי המטה, בכפוף למאפיינים ולצרכים הסביבתיים הייחודיים של היישובים שבתחום אחריותו. במסגרת המקומית המשרד תומך ב-56 יחידות סביבתיות שהוקמו בערים ובאיגודי ערים, לרבות במגזרי המיעוטים. הפעילות ביחידות הסביבתיות מקשרת בין יעדי המדיניות הסביבתית-לאומית לבין פעולות היומיום בשטח ברמה המקומית. היחידות הסביבתיות מוציאות לפועל את המדיניות הסביבתית ברמה המקומית ומהוות גוף נוסף המייעץ לרשות המקומית בנושאי הגנת הסביבה.

גופי הסמך שבאחריות השר להגנת הסביבה הם: רשות שמורת הטבע והגנים הלאומיים; החברה לשירותי איכות הסביבה בע״מ, המפעילה את אתר הפסולת הרעילה ברמת חובב; רשות נחל הירקון; רשות נחל הקישון; וחברת פארק אריאל שרון (איילון) בע״מ.

דגשים לשנות הכספים 2016–2015

- **קידום צמיחה ירוקה** – גידול דמוגרפי וכלכלי, לחץ גובר על משאבי הטבע, תנודתיות במחירי הסחורות ומשבר כלכלי גלובלי הניעו כלכלות לחפש אסטרטגיות לצמיחה בת-קיימא. אסטרטגיות כאלו מקדמות את תעשיית הקלינטק, את ההתנהלות הידידותית לסביבה והחסכונית במשאבים ואת הנעת הצמיחה והפיתוח הכלכלי. המוטיב המרכזי באסטרטגיית הצמיחה הירוקה הוא ניתוק (Decoupling) בין הייצור הכלכלי לבין צריכת משאבים פיזיים ופגיעה בסביבה. הישגי החדשנות הישראלית ברמה העולמית בתחומי החקלאות, השימוש במי קולחין וההתפלה, אשר אפשרו הפחתה ניכרת של הפגיעה בסביבה והגדלת התוצרת הכלכלית, מדגימים יפה כיצד ניתן לממש אסטרטגיה זו הלכה למעשה. המטרה היא ליצור סביבה תומכת לייצור נקי ולחדשנות סביבתית בישראל אשר תניב תועלת סביבתית וכלכלית כאחד.

- **הפיכת הפסולת ממפגע למשאב** – מדי שנה מיוצרת בישראל פסולת בהיקף של 4.8 מיליון טון פסולת עירונית ומסחרית ובממוצע לאדם כ-1.8 ק״ג ליום, עם גידול שנתי של כ 2%. כיום כ-80% מהפסולת מוטמנת באדמה והיתרה עוברת למחזור והשבה.

הטמנת הפסולת יוצרת מפגעים סביבתיים שונים: זיהום אוויר וריח, פליטת גזי חממה, זיהום קרקע ומי תהום, תפיסת שטחי קרקע המהווים משאב במחסור, פגיעה בבריאות הציבור ושימוש לא יעיל במשאבים. מטרת המשרד להגנת הסביבה היא להביא להיפוך המגמה תוך הפסקת הטמנת הפסולת והפיכת הפסולת לחומרי גלם בעלי ערך כלכלי מובהק. יישום מהפיכת הפסולת עשויה להוביל לחיסכון כספי לרשויות המקומיות ובמקביל – לירידה בעלות הטיפול לטון פסולת. המשרד להגנת הסביבה יקבע בשנת 2015 שתי פעולות עיקריות בנושא זה:

- **מכרז להקמת מתקן לטיפול בפסולת במרכז הארץ בבעלות משותפת מדינה-יזם (PPP) בשיתוף משרד האוצר** – באזור המרכז קיים המחסור הגדול ביותר במתקני הטיפול בפסולת פריקה ביולוגית. כמענה לכך הוחלט על קידום הקמת מתקן עיכול אנאירובי לטיפול בפסולת פריקה ביולוגית בשיטה של BOT. המתקן יוקם בהתאם לטכנולוגיה המתקדמת ביותר, יטפל בכמות של כ-1300 טון פסולת ביום וייתן מענה לרשויות באזור המרכז. הפסולת תיקלט בשלושה זרמים: מעורבת, ממוינת ומופרדת במקור. בסה״כ יטפל המתקן בכ-750 טון פסולת פריקה ביולוגית ביום. המתקן יכלול מערך טיפול שלם מִשלב מיון הפסולת עד עיבודה למוצר איכותי לחקלאות ויכלול מספר מערכים: מערך קליטה ומיון, מערך עיכול אנאירובי ומערך קומפוסטציה.
- **חקיקה ופעולות להפחתת השימוש בשקיות פלסטיק** – שקיות הפלסטיק מהוות מפגע סביבתי מהסיבות האלה: לשם ייצורן נעשה שימוש בנפט; השקיות אינן ממוחזרות; השימוש בהן הוא לרוב חד-פעמי והן מושלכות ומגיעות לשטחים פתוחים, לחופים ולים; השקיות פוגעות בבע״ח יבשתיים וימיים; עלויות ייצור השקיות הן כ-80 מיליון ש״ח והן מושתות על הצרכן. המשרד להגנת הסביבה מקדם מהלך שיצמצם את השימוש בשקיות ניילון, וכפועל יוצא מכך ימוזער את הנזק הסביבתי הנגרם בגין מפגעי שקיות הפלסטיק. המשרד הגיע להסדר וולונטרי עם רשתות השיווק, האחראיות להפצה של יותר ממיליארד שקיות פלסטיק. לפי ההסדר תופסק חלוקת השקיות בחינם וכל משק בית יהיה זכאי לקבל בחינם, במימון רשתות השיווק, כשבעה סלים רב-פעמיים במפרט שנקבע במשותף. במקביל מקודמת חקיקה בעניין זה ולפיה נקבע היטל על כל שקית פלסטיק חד-פעמית.

- **מניעת הסיכונים לאוכלוסייה מחשיפה לזיהום אוויר ולחומרים מסוכנים** – בתחום מניעת הסיכונים לאוכלוסייה מחשיפה לחומרים מסוכנים ולזיהום אוויר, המשרד השקיע משאבים רבים ביישום חוק אוויר נקי, בקביעת מדיניות במספר תחומים הקשורים בחומרים מסוכנים, בניקוי הגליל המערבי מפסולת אסבסט ובהגדלת השקיפות ונגישות הציבור למידע.

  הפרויקטים המרכזיים לשנים הקרובות הם השלמת המהלך לפינוי מְכל האמוניה במפרץ חיפה ויישום התכנית הלאומית לצמצום זיהום אוויר מכוח חוק אוויר נקי.

- **הסרת חסמי קרקעות מזוהמות בפרויקטים של דיור** – לצורך סיוע בהסרת חסמי קרקעות מזוהמות בפרויקטים של דיור, המשרד להגנת הסביבה מקדם, בשיתוף פעולה עם משרד האוצר ורשות מקרקעי ישראל, שני מהלכים מרכזיים:
  - **הסכם טיהור קרקעות מזוהמות במחנות צה״ל** – סיכום בין רשות מקרקעי ישראל, משרד האוצר והמשרד להגנת הסביבה אשר מטרתו לערוך בדיקות בקרקעות מחנות צה״ל המיועדים לפינוי רק בשלב השיווק. הסכם זה מסיר חסם משמעותי משלב התכנון ויאפשר להאיץ את שיווקן של עשרות אלפי יחידות דיור בשטחי מחנות צה״ל המיועדים לפינוי.

- **הסכם מסגרת עם החברה לשירותי סביבה** – החברה לשירותי סביבה ביצעה את טיהור קרקעות רמת חובב וצברה ניסיון משמעותי וייחודי בארץ בטיהור קרקעות מזוהמות. המשרד להגנת הסביבה, בשיתוף פעולה עם משרד האוצר ורמ״י, מקדם הסכם מסגרת עם החברה, שלפיו יתאפשר לרשות מקרקעי ישראל להפעיל אותה לצורך טיהור קרקעות במחנות צה״ל המתפנים וכן בקרקעות תע״ש. הסכם זה יאפשר לבצע טיהור קרקע שבלעדיו לא ניתן כלל לשווק את הקרקעות האמורות, והוא צפוי לזרז את השיווקים באתרים הרלוונטיים.
- **ביטול התכנית הלאומית להפחתת פליטות גזי חממה משנת 2010 וגיבוש תכנית מעודכנת** – בהחלטת ממשלה מספר 2508 מיום 28.11.2010 אישרה הממשלה תקציב רב-שנתי בין השנים2011–2020, עבור התכנית הלאומית להפחתת גזי חממה. במסגרת התכנית הכלכלית לשנים 2013–2014 הוחלט על הקפאת התכנית ובימים אלה מגובשת ע״י המשרד להגנת הסביבה בשיתוף משרד האוצר, משרד האנרגיה ומשרדים נוספים תכנית חדשה להפחתת גזי חממה, זאת בראי תהליך פריז אשר עתיד להגיע לשיאו בוועידת פריז שתיערך לקראת סוף שנת 2015.

תשתיות

המשרדים העוסקים בפיתוח תשתיות הם: משרד התשתיות הלאומיות, האנרגיה והמים, משרד התחבורה והבטיחות בדרכים, הרשות הממשלתית למים וביוב ומשרד הבינוי והשיכון. חלק ניכר מן התקציב מוקדש לפעולות פיתוח ולתמיכות.

מאפייני התקציב

ההשקעה בתשתיות היא האמצעי המרכזי לקידום המשק הישראלי לשם מיצוי פוטנציאל הצמיחה הגלום בו. היערכותם של משרד התחבורה והבטיחות בדרכים, משרד התשתיות הלאומיות, האנרגיה והמים, משרד הבינוי והשיכון ורשות המים להשגת היעדים הכלכליים של הממשלה בענפים שבתחום אחריותם נעשית בעיקר באמצעות השקעות תשתית המבוצעות ישירות מתקציב המדינה ובאמצעות רפורמות מבניות ופיתוח הרגולציה. תכליתן של אלו לייעל את דרכי הפעולה בענף וליצור כללי משחק חדשים בהסרת מִגבלות מְנהליות שונות ובשחרור "צווארי בקבוק".

בכל הקשור להשקעות המדינה בתשתיות, הצעת התקציב לשנות הכספים 2015–2016 מתאפיינת בהשקעות בהיקף ניכר בתחבורה; בהמשך הסיוע למימון מפעלי ביוב ברשויות המקומיות; בהגדלת הסיוע להשקעות של החברות למים ולביוב, שיוקמו על ידי הרשויות המקומיות; בהמשך הטיפול בתכנון בכלל ובתכנון לבנייה למגורים בפרט; ובמיקוד המעורבות הממשלתית בפיתוח של אתרים לבנייה למגורים.

למותר לציין כי ההשקעות בתשתית מבוצעות גם בידי גופים שאינם נכללים בתקציב המדינה, כגון: חברת החשמל לישראל, יצרני חשמל פרטיים, חברת נמלי ישראל – פיתוח ונכסים בע"מ (לשעבר רשות הנמלים), רשות שדות התעופה, חברת מקורות ועוד. בשנת הכספים 2015–2016 צפוי גידול בכלל ההשקעות במשק על ידי גופים אלה, לעומת ההשקעות בשנת 2014.

סך תקציב המדינה המיועד להשקעה בתשתיות ובבינוי לשנת הכספים 2015 עומד על 22.8 מיליארד ש"ח, כ-6 אחוזים מסך ההוצאה התקציבית בשנה זו. סך תקציב המדינה המיועד להשקעה בתשתיות ובבינוי לשנת הכספים 2016 עומד על 24.8 מיליארד ש"ח, כ-7 אחוזים מסך ההוצאה התקציבית בשנה זו.

תקציב התשתיות לשנת הכספים 2015

במליארדי ש"ח


תחבורה
14.4
אנרגיה
0.4
בינוי ושיכון
3.9
משק המים
1.1

תקציב התשתיות לשנת הכספים 2016


תחבורה
15.4
אנרגיה
0.4
בינוי ושיכון
4.1
משק המים
1.3

משרד התשתיות הלאומיות, האנרגיה והמים

הצעת תקציב משרד התשתיות הלאומיות, האנרגיה והמים והמנהל לחקר האדמה והים (סעיף 34) לשנת הכספים 2015 מסתכמת בכ-407 מיליון ש״ח, מהם כ-354 מיליון ש״ח בהוצאה נטו ו-52.5 מיליון ש״ח בהוצאה מותנית בהכנסה. כמו כן תוקצב המשרד ב-45 מיליון ש״ח כהרשאה להתחייב לשנה זו.

הצעת תקציב משרד התשתיות הלאומיות, האנרגיה והמים והמנהל לחקר האדמה והים (סעיף 34) לשנת הכספים 2016 מסתכמת בכ-462 מיליון ש״ח, מהם כ-410 מיליון ש״ח בהוצאה נטו ו-52.5 מיליון ש״ח בהוצאה מותנית בהכנסה. כמו כן תוקצב המשרד ב-62 מיליון ש״ח כהרשאה להתחייב לשנה זו.

משרד התשתיות הלאומיות, האנרגיה והמים מופקד, בין היתר, על תכנונה ועל ביצועה של המדיניות הלאומית בתחום האנרגיה, המים ותשתית משאבי הטבע במדינת ישראל. הפעילות הממשלתית בתחום זה מתבטאת בתכנון התפתחותו של משק האנרגיה ומשק המים, בקביעת מדיניות ויישומה במשק הישראלי, בהסדרת המבנה הענפי של התחומים השונים של משק האנרגיה הישראלי, בפיקוח על משק הדלק ומשק החשמל, בהסדרת חיפושי הנפט והגז, בייעול השימוש באנרגיה, בפיתוח מקורות אנרגיה חלופיים ובהכנת משק האנרגיה לשעת חירום. כמו כן, המשרד עורך מחקרים מקיפים בתחום מדעי האדמה ומפתח תשתיות של מידע טכנולוגי, מדעי וכלכלי לשימוש מגזרי המשק השונים.

מקורות האנרגיה של מדינת ישראל מסופקים באמצעות ייבוא נפט גולמי, תזקיקי נפט, פחם, גז טבעי נוזלי (גט״ן), וכן באמצעות גז טבעי מקומי ואנרגיות מתחדשות. בעקבות התמורות במשק הגז הטבעי, הוא תופס נתח הולך וגדל ממקורות האנרגיה של המשק. מגמת הגידול שהחלה בשלהי העשור הקודם בשימוש בגז הטבעי כמקור אנרגיה, צפויה להמשך.

מקורות משק האנרגיה


נפט גולמי
מוצרי נפט
פחם
גז טבעי
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
895
7,789
5,420
9,497
1,234
7,718
5,308
10,421
1,728
7,722
4,203
10,318
2,062
8,767
5,734
9,289
3,354
8,302
4,555
10,769
3,720
8,005
3,353
11,214
4,756
8,208
3,420
11,003
4,366
8,203
4,248
10,428
2,212
8,979
5,955
11,127
5,969
8,215
5,229
10,798
6,520
7,132
4,636
11,240

צריכת סך תזקיקי מוצרי הנפט בשנת 2014, הן המיובאים והן המזוקקים מנפט גולמי בישראל, היא ברובה עבור תחבורה יבשתית (59 אחוזים), פטרוכימיה (13 אחוזים) ותעופה (13 אחוזים). הפחם משמש לייצור חשמל בלבד. כ-80 אחוזים מסך צריכת הגז הטבעי במשק משמשים לייצור חשמל והיתרה – לתעשייה.

דגשים עיקריים בתחום האנרגיה לשנות הכספים 2015–2016

משק החשמל

- **הקמת רשות חשמל מאוחדת** – ביום אישור תקציב המדינה בממשלה לשנים 2015–2016, ב-5 באוגוסט 2015, אישרה הממשלה החלטה מס' 345 על הקמת רשות חשמל מאוחדת. נכון להיום, סמכויות הרגולציה הנוגעות למשק החשמל נתונות למספר גורמים, ביניהם הרשות לשירותים ציבוריים-חשמל ומִנהל החשמל שבמשרד התשתיות הלאומיות האנרגיה והמים. חוסר תיאום מספק בין הגורמים הללו, מגביר את אי-הוודאות לשחקנים בתחום החשמל, ומוביל להקטנת מספר השחקנים ולפגיעה ברמת התחרות בשוק. על מנת לפתור בעיה זו, הוחלט להקים רשות חשמל אשר תאחד תחתיה את הרשות לשירותים ציבוריים-חשמל ואת מנהל החשמל. כמו כן, הוחלט על הסדרת חלוקת הסמכויות שבין שר התשתיות הלאומיות האנרגיה והמים והרשות המוקמת, כך

שהשר יקבע את המדיניות במשק האנרגיה, והרשות המוקמת תפעל לפי מדיניותו ומדיניות הממשלה, תהווה גורם מייעץ לשר ותעסוק ברגולציה, בתעריפים, בהסדרות וברישיונות. כמו כן הוחלט כי הרשות תיוותר עצמאית בכל הקשור לקביעת התעריפים.

- **הרפורמה במשק החשמל** – ביולי 2013 מינו שר האוצר ושר התשתיות הלאומיות, האנרגיה והמים צוות היגוי לביצוע רפורמה במשק החשמל ובחברת החשמל (״צוות ההיגוי״). הצוות הורכב מבכירי משרדי הממשלה השונים: משרד האוצר, משרד התשתיות הלאומיות, האנרגיה והמים, המשרד לפיתוח הנגב והגליל ונציג הציבור. במארס 2014 פורסמה טיוטת המלצות הצוות להתייחסויות. עיקרי ההמלצות כללו: פתיחת מקטע הייצור והאספקה לתחרות, צמצום תקנים בחברת החשמל, צעדים להובלת חברת החשמל לאיתנות פיננסית והוצאת מנהל המערכת מחוץ לחברה. על מנת לשפר את תפקודו של משק החשמל, בדגש על רמת פיתוח, תחרותיות, ויציבות, קיים צורך מהותי במימוש השינוי המבני בחברת החשמל והשינוי המבני במשק החשמל. מאז פרסום טיוטת ההמלצות, לא התקדם המו״מ עם החברה ועם הוועד. בסוף שנת 2015, הרישיון הזמני של חברת החשמל יסתיים ולא ניתן יהיה להאריכו ללא שינוי חקיקה ראשית.

- **התייעלות אנרגטית** – מימוש הפוטנציאל הטמון בתחום ההתייעלות האנרגטית, על ידי שיתוף פעולה עם הסקטור הפרטי בדגש על קידום מכרזי מדינה להתייעלות אנרגטית, הסרת חסמים לפעילות חברות הפועלות בשוק ההתייעלות האנרגטית והעלאת המודעות ליתרונות בהתייעלות אנרגטית. הפעילות תבוצע על ידי תמיכת המשרד בפרויקטים להתייעלות אנרגטית במגזרים שונים, כגון: התעשייה, הרשויות המקומיות, בתי המלון ועוד; פעולות חינוך והסברה לתלמידים בבתי ספר ולקהל הרחב להתייעלות אנרגטית, הכשרת אנשי מקצוע איכותיים בתחום ושדרוג מעבדות להנדסת אנרגיה במוסדות להשכלה גבוהה; סבסוד סקרי אנרגיה לעשרות פרויקטים להתייעלות אנרגטית, כתלות ביישום המלצותיהם ואכיפה של ביצוע הסקרים ע״י הגופים המחויבים בביצועם; גיבוש תקנים ותקנות ליעילות אנרגטית של מכשירי חשמל שונים.

- **אנרגיה מתחדשת** – המשך פעילות לעדכון ולהתוויית מדיניות בתחום שילוב אנרגיות מתחדשות במשק החשמל הישראלי לשם השגת יעדי הממשלה בתחום זה (יעד עיקרי - 10 אחוזים ייצור חשמל ממקורות של אנרגיה מתחדשת מתוך הביקוש המשקי לחשמל בשנת 2020). במקביל, קידום מכסות פוטו-וולטאיות נוספות, כפי שאושרו בישיבת הממשלה מיום 22 באוקטובר 2014; פעילות שוטפת עם הסקטור הפרטי, עם גורמי ממשל ועם גופים ציבוריים למימוש היעדים בתחום האנרגיות המתחדשות, בדגש על בחינה ושחרור של חסמים, עידוד וסיוע לפרויקטים להקמת מערכות כוח באנרגיות מתחדשות (סולרי, רוח וביו-גז או ביו-מסה) ברשת ההולכה והחלוקה, בין היתר לקידום תחום טורבינות הרוח ותחום הביו-גז הסובלים עד כה בעיקר מקשיים תכנוניים וסביבתיים; שימור ופיתוח דיאלוג אנרגיה עם גורמי ממשל, בעיקר ממדינות מפותחות ובמיוחד בתחומי הרגולציה וההטמעה של אנרגיות מתחדשות; המשך פיתוח מיזם ״אשלים״ (שני מתקנים תרמו-סולריים ומתקן פוטו-וולטאי) במסגרת פעילות ״מינהלת אשלים״ ובהובלת החשכ״ל, לרבות בגיבוש ובהכנת מכרז פוטו וולטאי להקמת מתקן נוסף ב״אשלים״.

- **הסרת חסמים במשק החשמל** – על מנת להגביר את יכולת הייצור של המשק, להגביר את התחרותיות במשק החשמל, לקדם יצרני חשמל פרטיים ולגבש מדיניות ארוכת טווח מתאימה.

- **בדיקת רשתות חשמל** – באחריות המשרד לפקח על יישום הוראות חוק החשמל ותקנותיו הקובעות כללים לביצוע עבודות חשמל. הפיקוח נדרש בכוונה להבטיח את הבטיחות במתקני החשמל ולמנוע תקלות אפשריות העלולות לגרום נזקים לאדם ולרכוש. בנוסף לפיקוח על מתקני החשמל, המשרד נדרש לבקר ולנטר תהליכי עבודה הנוגעים לפעילות מערכת החשמל הארצית, בדגש על תחנות כוח, תחנות מיתוג ורשת ההולכה והחלוקה.

משק הדלק

- **יישום מסקנות דוח הוועדה לשינוי כלכלי-חברתי (וועדת טרכטנברג)** – סיום החקיקה בעקבות המלצות הוועדה לקידום התחרות בשוק הגפ״ם. במסגרת ועדה זו הוצגו המלצות הנוגעות למשק הדלק וביניהן: קידום תחרות גאוגרפית אפקטיבית בין תחנות התדלוק באמצעות הפחתת הריכוזיות האזורית, איתור אתרים וקידום תכנון סטטוטורי של תחנות תדלוק. במסגרת זו, בשנת 2016 יחל יישום של תקנות הדלקן האוניברסלי וכמו כן תקודם החקיקה בתחום ״תחנות הדלק הכבולות״.
- **הבאה לגמר של חקיקת חוק משק הדלק** – המשך הפעילות לסיום חקיקת הממשלה בהצעת חוק משק הדלק. מטרת החוק היא להסדיר את מכלול הפעילויות במשק הדלק, בעיקר בהיבטים הכלכליים, תוך קביעת משטר רישוי ורגולציה מתאימה במשק הדלק. ההסדרה והפיקוח המוצעים יכללו את כל שרשרת הפעילויות במשק הדלק – ייצור, זיקוק, שיווק, מכירה, אחסון והובלה, ובהיבטים מסוימים גם ייבוא וייצוא, באופן שיבטיח אמינות, זמינות, רציפות אספקה (כולל בשעת חירום), איכות ויעילות, כל זאת תוך יצירת תנאים תחרותיים ומבלי לפגוע בהיבטי השמירה על הבטיחות ועל הסביבה. קידום החוק ייעשה גם במהלך שנת 2015 במטרה להביא לאישורו הסופי.
- **המשך העבודה על קידום תכנית מתאר ארצית לאתרי אחסון לגפ״ם** – המחסור באתרי אחסון נובע מהעובדה שבעונות ביקושי השיא, יכולת האחסון במדינה מסוגלת לספק גפ״ם מספר מועט של ימים. יצוין כי במדינות ה-OECD מקובל להחזיק מלאי ל- 90 יום. לפיכך, המנהל, בשיתוף עם יחידת התכנון הפיזי, יזמו מהלכים למציאת אתרים לאחסון פוטנציאלי של גפ״ם בכמויות שתספקנה בשלב הראשון ל-30 ימי צריכה לפחות. בשנת 2015 תקודם תכנית מפורטת ליישום.
- **שיפור משמעותי של הפיקוח והאכיפה על הבטיחות בתחום הגז** – פעילות לשיפור משמעותי של הפיקוח והאכיפה על הבטיחות בתחום הגז, באמצעות הגברת האכיפה, אכיפה בבתים ובאזורים נוספים, קביעת עקרונות מנחים למערכות שורפות גז ועוד.
- **נהלים עדכניים לכל תחומי ופעילויות מנהל הדלק** – מנהל הדלק ימשיך בעדכון ובכתיבה של נוהלי העבודה, בשגרה ובחירום, העוסקים בפעילות משק הדלק. המשרד מתרגל נהלים אלה באופן תדיר, בין היתר במסגרת תרגילי ״העורף הלאומי״.

משק הגז הטבעי

- **רגולציה בתחום חיפושי נפט** – מכרז רגולציה נועד לאפשר לאגף הנפט והגז קבלת שירותי ייעוץ בנושאים הקשורים למדיניות הפיקוח והניהול של זכויות הנפט. הרגולציה פועלת בשני מישורים: האחד הוא התקנת תקנות לכל קידוחי הנפט והגז, על מנת לעמוד בסטנדרטים בין-לאומיים, כגון סוגי בדיקות שהחברות צריכות

לבצע תוך כדי הקידוחים, וכן באלו אמצעים עליהם לקדוח. המישור השני קשור לאופן חלוקת הרישיונות: אילו ערבויות המתמודדים צריכים להגיש, האם לעבור משיטת חלוקה לשיטת מכרזים ולמתכונת מודרנית להוצאת מכרזים על חזקות.

- **ייעוץ הנדסי** – קבלת פתרונות הנדסיים לבעיות הנוצרות במהלך הקידוח, כגון: תקלות בקידוחים, בחינת תכניות קידוח ותכניות נטישת קידוחים, פיקוח על אסדות קידוח ועוד.
- **הקמת מערכת מידע ממוחשבת** – כיום אין מערכת מידע מסודרת לניהול משק חיפושי הנפט והגז. מאגר המידע נועד לספק מידע על מאגרים ולשמש לצורך בקרה על איכות הנתונים המתקבלים מהזכיינים. על כן, ובמיוחד בעקבות התגליות בים, יש צורך דחוף בניהול מקצועי יותר של מגוון הנתונים והמידע הקשורים לתחום חיפושי הנפט והגז. כיום מידע זה נמצא באתרים שונים, כגון המכון הגיאולוגי והגיאופיסי, ואינו מנוהל בצורה מרכזית. יחידת הנפט מעוניינת להקים מרכז מידע לאומי אשר ינוהל על ידה ויאפשר ריכוז המידע וטיפול בו. היחידה תפעל להקמת מרכז זה על פי ההמלצות שיתקבלו מחברת הייעוץ הנ״ל. לאחר שיוקם, מרכז זה יסייע להרחבת פעילות החיפושים ושיפורם, יספק מידע לאזרח בתחומים שונים ויהווה בסיס לפעילות מחקרית ואקדמית. המטרה לנהל את כל האינפורמציה הזו על ידי רכישת תוכנה וחומרה מתאימים לניהול בסיס כזה של נתונים, כפי שקיים במדינות אחרות.
- **איטום קידוחים ישנים** – בשנים עברו, כאשר פעלו חברות ממשלתיות לקידוחים (נפטא, חנ״ל וכד'), הקידוחים אשר בוצעו על ידם ננטשו שלא על פי המקובל כיום.
- **הסדרת צד היצע במשק הגז (״מתווה הגז״)** – ההסדרה נועדה להביא לפיתוח שדה לוויתן, להרחבת פיתוח שדה תמר, לפיתוח מהיר של שדות גז טבעי נוספים, להבטחת ביטחון אנרגטי וליצירת משק תחרותי. מִנהל אוצרות הטבע במשרד האנרגיה, יחד עם משרדי הממשלה, חתרו להגיע לפתרון שיהיה מוסכם על חברות דלק ונובל, מתוך ההבנה שהליכים לפי חוק ההגבלים העסקיים ולאחריהם איתור מפעילים אחרים יביאו לעיכוב משמעותי בפיתוחו של שדה לוויתן ולהרחבת פיתוח שדה תמר וכן כי הליכים אלה עשויים לפגוע בכניסת השקעות נוספות למקטע החיפוש וההפקה של הגז הטבעי אשר יכולות להגדיל את התחרות בעתיד. ביום 16 באוגוסט 2016 אושר המתווה על ידי הממשלה. בהתאם לכך, מנהל אוצרות הטבע שבמשרד האנרגיה פועל לקידום המתווה בכל הנוגע לתחומי הרגולציה הרלוונטיים לתחומו.
- **רשות הגז טבעי (מתוקצבת מסעיף 54)** – קידום התכנית להקמת מתקני קליטה לגז טבעי (תמ״א 37/ח); קידום מכרז חלוקת גז טבעי בירושלים ובסביבתה; פיקוח על מקטע האספקה (שיווק) ברמת המחירים והרווחיות; קביעת תעריפי הולכה ופיקוח על מערכת ההולכה ופרויקטים מתגבשים; הסדרת מקטע החלוקה במשק הגז הטבעי בתחום הרישוי; קידום התחרותיות והיתירות במשק הגז הטבעי בישראל על מקטעיו השונים (אספקה, הולכה וחלוקה); הסרת חסמים והמשך חיבור התעשייה בישראל לרשת הגז הטבעי כמחולל צמיחה במשק.

התכנון הפיזי

- **מנהרת תשתיות** – תכנית לקביעת קריטריונים ואיתור רצועות בהן ניתן להקים מנהרות תשתית. במידת הצורך יבוצע עיגון סטטוטורי ותכנון מפורט.

המדען הראשי

- **מענקי מחקר ופיתוח** – החל משנת 2008 המשרד מעמיד תקציבים למענקים בתחומי האנרגיה ומדעי האדמה. המענקים מתחלקים לשלושה תחומים: מענקי מו"פ אקדמיים-יישומיים; מענקים לבדיקת היתכנות מדעית-טכנולוגית; מענקים עבור מתקני חלוץ והדגמה.
- **תכנית המלגות** – תכנית לתמיכה בסטודנטים מצטיינים, מתואר ראשון ועד לימודי פוסט-דוקטורט, המתמקצעים בלימודיהם האקדמיים בתחומים הנחוצים למשק האנרגיה.
- **שיתופי פעולה בין-לאומיים** – שיתוף פעולה עם הגופים האלה: קרנות המחקר האמריקניות לאקדמיה ולתעשייה (BIRD ו-BSF); מעבדות המחקר של האיחוד האירופאי (JRC); סוכנות האנרגיה המתחדשת הבין-לאומית (IRENA)` הסוכנות הבין-לאומית לאנרגיה (IEA).

משרד התחבורה והבטיחות בדרכים

סך התקציב המיועד לתחומי התחבורה השונים מסתכם בכ-14,439 מיליוני ש"ח בהוצאה נטו, בכ-227 מיליוני ש"ח בהוצאה מותנית בהכנסה ובכ-48,978 מיליוני ש"ח בהרשאה להתחייב לשנת הכספים 2015, ובכ-15,437 מיליוני ש"ח בהוצאה נטו, בכ-811 מיליוני ש"ח בהוצאה מותנית בהכנסה ובכ-40,184 מיליוני ש"ח בהרשאה להתחייב לשנת הכספים 2016.

מתוך הסכומים לעיל, סך תקציב פיתוח התחבורה מסתכם בכ-9,133 מיליוני ש"ח בהוצאה נטו בשנת 2015 ובכ-9,855 מיליוני ש"ח בהוצאה נטו בשנת 2016; סך תקציב התמיכות בתחבורה מסתכם בכ-4,874 מיליוני ש"ח בהוצאה נטו בשנת 2015 ובכ-5,159 מיליוני ש"ח בהוצאה נטו בשנת 2016; סך התקציב השוטף של המשרד מסתכם בכ-432 מיליון ש"ח בהוצאה נטו בשנת 2015 ובכ-423 מיליון ש"ח בהוצאה נטו בשנת 2016.

משרד התחבורה אחראי לפיתוח ולהסדרה של מערכות התחבורה היבשתית, האווירית והימית בישראל. מערכת התחבורה היא תשתית משקית אשר נועדה לאפשר קישור בין מוקדי הפעילות השונים במדינה ומחוץ לה.

השקעה בפיתוח התשתית נודעת בהשפעתה על שיעור הצמיחה ארוכת הטווח של המשק והיא אמצעי מרכזי להשגת יעדיה של המדיניות הכלכלית. השקעות בתשתית נועדו ליצור תשתית מודרנית ויעילה ועל ידי כך לסייע בהסרת חסמים המקשים על ההתפתחות המשקית ולאפשר צמיחה של המגזר העסקי. כמו כן, השקעה זו נועדה ליצור תשתית בטוחה יותר לנהגים ולהגביר את הנגישות של האוכלוסייה כולה למרכזים המטרופוליניים, במטרה להגדיל את הזדמנויות התעסוקה, הצריכה והפנאי ולהפחית את הגודש בדרכים. ההשקעות בתחבורה מהוות בסיס לקידום הפיתוח הכלכלי של המשק כולו ומאפשרות את התפתחותם של ענפים אחרים, ביניהם ענף הדיור. יעילות ההשקעות בתחבורה נבחנת במידת תרומתן ליעדים הלאומיים ובהיענותן לצורכי המשק ולצורכי תושבי המדינה.

כדי ליצור סדר עדיפויות נכון ויעיל של קידום פרויקטים לפיתוח תשתיות תחבורה שונות, נדרשת מערכת אחידה של מדדים ושל שיטות להערכת התועלות והעלויות הכלכליות-חברתיות של הפרויקטים. תרומתם של הפרויקטים באה לידי ביטוי באופנים רבים, ביניהם: שיפור בזמני הנסיעה, שיפור בנגישות, צמצום עלויות התפעול של כלי הרכב, הגברת הבטיחות בדרכים וצמצום הפגיעה באיכות הסביבה. נוהל פר"ת (פרויקטי תחבורה) הוא נוהל לבדיקת כדאיותם הכלכלית למשק של פרויקטים בתחום התחבורה והוא מרכז את כלל ההנחיות לעריכת בדיקות כדאיות כלכליות. עריכת בדיקת הכדאיות הכלכלית מהווה תנאי לביצוע הפרויקטים.

הרשות הארצית לתחבורה ציבורית במשרד התחבורה והבטיחות בדרכים, הינה הגורם המסדיר את ההפעלה של התחבורה הציבורית באוטובוסים, במוניות, במערכות להסעת המונים וברכבת ישראל. כבכל מדינה מתקדמת, שירות זה מסובסד באופן משמעותי על ידי המדינה, שאלמלא כן רמת השירות (כמות הקווים, תדירותם ועוד) הייתה נפגעת מאוד ומחירי הנסיעה היו עולים.

תקציב התחבורה על פני שנים

במיליוני ש״ח, במחירים שוטפים. שנים 2014-2011 – נתוני ביצוע בפועל ברוטו. שנים 2016-2015 – הצעת התקציב, במונחי הוצאה ברוטו


תקציב שוטף ופיתוח אחר
סובסידיה לתחבורה ציבורית
פיתוח כבישים
תחבורה ציבורית - חוץ תקציבי
פיתוח תחבורה ציבורית
20000
18000
16000
14000
12000
10000
8000
6000
4000
2000
0
2011
2012
2013
2014
2015
2016
588
3,298
5,995
1,018
3,907
592
3,799
5,425
1,205
4,866
580
4,870
6,463
1,061
5,385
539
4,864
5,814
464
4,500
588
4,920
5,939
1,250
3,118
579
5,205
6,145
3,833

דגשים לשנות הכספים 2016–2015

עיקר הגידול בתקציב בשנים 2013-2011 נבע מביצוע תכנית הפיתוח של חברת נתיבי ישראל ותכנית נתיבי ישראל, שאושרה על ידי הממשלה בשנת 2010, וכן מגידול בתקציבי התמיכות בתחבורה, אשר מימן את הרחבת ההיצע ושיפור שירותי התחבורה הציבורית באוטובוסים וברכבת ישראל. הקיטון בתקציב בשנים 2016-2015 נובע בעיקרו מדחייה במועד פרסום מכרזים והאטה בקצבי הביצוע של פרויקטים בתחום הכבישים הבין-עירוניים ובתחום הרכבות הכבדות, אך לצידם ניתן לראות בשנת 2016 את הגברת קצב הביצוע של הרכבת הקלה בגוש דן והשלוחות וההארכות של הרכבת הקלה בירושלים. עם זאת, בהתבסס על היקף הייזום של פרויקטי התחבורה הציבורית במטרופולינים וברכבות הכבדות בשנים האחרונות, צפוי כי תקציבי התחבורה ישובו לגדול באופן משמעותי החל משנת 2017.

בשנים האחרונות מובילים משרדי התחבורה והאוצר קו מדיניות ברור המעדיף את התחבורה הציבורית על פני הרכב הפרטי. עם זאת, קשיי התכנון, התיאום והביצוע בתחום התחבורה הציבורית, בדגש על מערכות להסעת המונים במטרופולינים, גרמו באופן קבוע בשנים האחרונות להסטת תקציב לא מנוצל מהפרויקטים העירוניים והמטרופוליניים אל עבר הפרויקטים הבין-עירוניים, ומפרויקטי התחבורה הציבורית אל פרויקטי הכבישים. הסיבות העיקריות לכך הן

חוסר בידע ובניסיון בישראל בתכנון ובביצוע מגה-פרויקטים בלב המטרופולינים, המובילים בחלק מן המקרים לגישה שמרנית של הדרגים המקצועיים והפוליטיים, ובכך מעכבים את התהליכים הארוכים ממילא. בנוסף, גורמי מקצוע רבים בענף ובמשרדי הממשלה סבורים, כי על מנת להתמודד כראוי עם קשיים אלה, יש לבצע שינוי מבני, שעיקרו מעבר לניהול ענף התחבורה הציבורית באמצעות רשויות תחבורה ציבורית מטרופוליניות, תוך העברת הסמכות והאחריות ממשרדי הממשלה ומהעיריות לרשויות מטרופוליניות לתחבורה ציבורית, שינוהלו במשותף ע״י השלטון המקומי, כמקובל במטרופולינים המתקדמים בעולם.

בנוסף, תקציב 2015-2016 שם דגש מיוחד על הקצאת משאבים לצמצום הפערים בין אוכלוסיית המיעוטים לאוכלוסייה הכללית, הן בתחום התשתיות והן בתחום שירותי התחבורה הציבורית באוטובוסים.

פיתוח מערכות להסעת המונים

תקציב פיתוח התחבורה הציבורית ומערכות להסעת המונים במטרופולינים (ללא רכבות כבדות) מסתכם בכ-1,659 מיליוני ש״ח בהוצאה נטו, ובכ-17,808 מיליוני ש״ח בהרשאה להתחייב בשנת 2015, וכן בכ-1,680 מיליוני ש״ח בהוצאה נטו, ובכ-8,666 מיליוני ש״ח בהרשאה להתחייב בשנת 2016.

התקציב מיועד בעיקרו לתכנון מערכות להסעת המונים במטרופולינים ולהקמת הקווים הראשונים ברשתות הסעת ההמונים בירושלים, במטרופולין תל-אביב ובמטרופולין חיפה. מערכות להסעת המונים כקווי הרכבת הקלה (רק״ל), מטרו, מערכות BRT (Bus Rapid Transit) ונתיבים מהירים הן הפתרון האפקטיבי ביותר להתמודדות עם אתגרי התחבורה במטרופולינים. מדינת ישראל נמצאת בפיגור אחרי המדינות המפותחות בתחום זה, ובשנים הקרובות ימשיך משרד התחבורה להאיץ את קצב הביצוע במטרה לסגור פערים אלו.

בשנים 2015-2016 חברת נת״ע תמשיך בביצוע העבודות להקמת הקו האדום המחבר בין בת ים לפתח תקווה דרך תל אביב, רמת גן ובני ברק וכן להאיץ את תכנון רשת הקווים המלאה במטרופולין. בירושלים יימשך קידום תכנית החומש לתחבורה הציבורית, במסגרתה יוארך קו הרק״ל הראשון להדסה עין כרם ולנווה יעקב ויוספו שלוחות להר הצופים ולגבעת רם. במקביל יקודם התכנון הסטטוטורי והמפורט לשני קווי רק״ל נוספים בירושלים – הקו הירוק והקו הכחול ואף יקודם תכנון ראשוני ליתר קווי הרשת, בהתבסס על התכנית האסטרטגית שסוכמה בין משרדי התחבורה והאוצר לעירייה. במטרופולין חיפה מתקיימות עבודות להשלמת הקמת מערכת ה-BRT הראשונה בישראל, המטרונית, אשר החלה לפעול בחודש אוגוסט 2013 ובשנים 2015-2016 יסתיים תכנונם של קווי הסעת המונים נוספים בכרמל ובין חיפה לנצרת.

פיתוח רכבות כבדות

תקציב פיתוח הרכבות הכבדות לשנת 2015 מסתכם בכ-1,459 מיליוני ש״ח בהוצאה נטו ובכ-18,568 מיליוני ש״ח בהרשאה להתחייב, לא כולל מקורות חוץ תקציביים. הביצוע הצפוי בשנת 2015 עומד על כ-2,709 מיליוני ש״ח. המקורות החוץ-תקציביים למימון הפער שבין גובה התקציב לבין הביצוע הצפוי הינם שימוש בקרן המע״מ של חברת רכבת ישראל, בהיקף של כ-400 מיליוני ש״ח, וכן גיוס חוב מהציבור בהיקף של כ-850 מיליוני ש״ח. בשנת 2016 תקציב פיתוח הרכבות הכבדות מסתכם בכ-1,953 מיליוני ש״ח בהוצאה נטו, בכ-200 מיליוני ש״ח בהוצאה מותנית בהכנסה ובכ-7,004 מיליוני ש״ח בהרשאה להתחייב.

הרכבת הכבדה מהווה את שלד היסוד של התחבורה הציבורית הבין-עירונית בישראל ונועדה בעיקר ליצור חיבור יעיל ומהיר בין המטרופולינים לצורך שינוע נוסעים. בנוסף, תשתית הרכבת הכבדה מיועדת להובלת מטענים. הרכבות מופעלות ע״י חברת רכבת ישראל והאחריות להקמת התשתית הרכבתית מחולקת בין חברת רכבת ישראל, חברת נתיבי ישראל וחברת כביש חוצה ישראל.

בשנים הבאות יימשכו העבודות במספר פרויקטים, ביניהם: הקו המהיר לירושלים, פרויקט החשמול, קו אשקלון באר שבע, קו משה דיין-פלשת, מתחם התחזוקה בבאר שבע ורכש ציוד נייד (קרונות וקטרים). בנוסף, יסוכם הרכבה של תכנית הפיתוח המלאה לשנים 2020-2015, שעיקרה פרויקטים שונים להגברת התדירות והקיבולת ברשת הקווים הקיימת. הפרויקט המרכזי שבו תעסוק החברה בשנים הבאות הוא פרויקט חשמול התשתיות המסילתיות והציוד הנייד, אשר צפוי להביא לשיפור ברמת השירות לנוסעים, באמצעות הגברת תדירות הרכבות, הגברת מהירות הנסיעה, הפחתת רמות הרעש וזיהום האוויר ועוד. חשמול הרשת יאפשר גם הוזלה של עלות תחזוקת הציוד הנייד.

בנוסף לפרויקטים המקודמים על ידי חברת רכבת ישראל, במסגרת החלטת ממשלה ״נתיבי ישראל״ משנת 2010 מקימה חברת נתיבי ישראל את מסילת עכו-כרמיאל ואת מסילת העמק וחברת כביש חוצה ישראל מתכננת את המסילה המזרחית בין לוד לחדרה.

■ תמיכות בהפעלת התחבורה הציבורית

תקציב התמיכות בתחבורה מסתכם בכ-4.9 מיליארד ש״ח בהוצאה נטו, בכ-46 מיליון ש״ח בהוצאה מותנית בהכנסה ובכ-5 מיליארד ש״ח בהרשאה להתחייב בשנת 2015, וכן בכ-5.2 מיליארד ש״ח בהוצאה נטו, בכ-46 מיליוני ש״ח בהוצאה מותנית בהכנסה ובכ-14.2 מיליארד ש״ח בהרשאה להתחייב בשנת 2016.

בישראל פועלים כ-17 מפעילי תחבורה ציבורית באוטובוסים, המפעילים כ-7,700 אוטובוסים בכ-2,000 קווי שירות, אשר מגיעים לכ-30,000 תחנות ברחבי הארץ. רכבת ישראל מציעה שירות ל-55 תחנות נוספות. ענף התחבורה הציבורית מפוקח ומנוהל על ידי הממשלה. קווי השירות ומאפייניהם מוגדרים ברישיונות קווי שירות הניתנים על ידי משרד התחבורה. תקציב התמיכות בתחבורה כולל בעיקר תמיכות בתחבורה הציבורית באוטובוסים וברכבת ישראל וכן מרכיב קטן של תמיכות בספנות ובתעופה הפנים-ארצית. עלות ההפעלה הכוללת של שירותי התחבורה הציבורית באוטובוסים (כולל עלות רכש האוטובוסים) עמדה בשנת 2014 על כ-6.2 מיליארד ש״ח. כ-50 אחוזים מהעלות מומנו ע״י מכירת כרטיסים לציבור, וכ-50 אחוזים נוספים מומנו מסובסידיה ממשלתית. בענף האוטובוסים קיימים סוגים שונים של סובסידיות: סובסידיה כללית להפעלה, סובסידיה ייעודית לאוכלוסיות זכאיות ולאמצעי כרטוס שונים וסובסידיה להצטיידות באוטובוסים. עלות ההפעלה של רכבת ישראל (ללא עלות רכש הקרונות והקטרים) נאמדה בשנת 2014 בכ-2.3 מיליארד ש״ח, 60 אחוזים מתוכה מומנה ע״י סובסידיה ממשלתית והיתרה מומנה בעיקרה ממכירת כרטיסי נסיעה לציבור ומהובלת מטענים.

מספר נסיעות הנוסעים בתשלום בתחבורה הציבורית באוטובוסים נאמד בשנת 2014 בכ-643 מיליון ש״ח, עלייה של כ-0.9 אחוז לעומת שנת 2013. מספר נסיעות הנוסעים בתשלום ברכבת ישראל נאמד בשנת 2014 בכ-49 מיליון ש״ח, עלייה של כ-7.5 אחוזים לעומת שנת 2013. מספר נסיעות הנוסעים בתשלום ברכבת הקלה בירושלים נאמד בשנת 2014 בכ-37.6 מיליון נוסעים.

פיתוח כבישים בין-עירוניים

בשנת 2015 תקציב פיתוח הכבישים הבין-עירוניים מסתכם בכ-5 מיליארד ש״ח בהוצאה נטו, בכ-40 מיליון ש״ח בהוצאה מותנית בהכנסה ובכ-6.2 מיליארד ש״ח בהרשאה להתחייב. בשנת 2016 תקציב פיתוח הכבישים הבין-עירוניים מסתכם בכ-4.8 מיליארד ש״ח בהוצאה נטו, בכ-290 מיליון ש״ח בהוצאה מותנית בהכנסה ובכ-8.4 מיליארד ש״ח בהרשאה להתחייב.

פיתוח הכבישים הבין-עירוניים נעשה באמצעות חברת נתיבי ישראל וחברת חוצה ישראל. חברת נתיבי ישראל עובדת במסגרת התכנית הרב-שנתית לשנים 2016-2011 שאושרה בממשלה בתחילת 2011. חברת חוצה ישראל ממשיכה לפתח את כביש חוצה ישראל, זאת בהתאם להחלטת הממשלה בדבר תכנית ״נתיבי ישראל״.

במהלך שנת 2015 עתידה פעילות הפיתוח בתחום הכבישים הבין-עירוניים באזור המרכז להתמקד בשדרוג דרך מס׳ 1 ממחלף שער הגיא עד צומת מוצא, בסלילת דרך מס׳ 531 בשרון ובשדרוג כביש 38 בין שער הגיא לבית שמש. באזור חיפה והצפון יתמקדו עבודות הפיתוח בשדרוג ובהסדרת דרכים מס׳ 65 ו-85. באזור הדרום יתמקדו עבודות הפיתוח בהמשך שדרוג והסדרת דרך מס׳ 31 בין צומת שוקת לצומת ערד ובהארכת כביש חוצה ישראל לכיוון דרום ממחלף מאחז עד מחלף שוקת.

פיתוח כבישים עירוניים

בשנת 2015 מסתכם תקציב פיתוח הכבישים העירוניים בכ-907 מיליון ש״ח בהוצאה נטו, בכ-35 מיליון ש״ח בהוצאה מותנית בהכנסה ובכ-1.4 מיליארד ש״ח בהרשאה להתחייב. בשנת 2016 תקציב פיתוח הכבישים העירוניים מסתכם בכ-899 מיליון ש״ח בהוצאה נטו, בכ-168 מיליון ש״ח בהוצאה מותנית בהכנסה ובכ-2 מיליארד ש״ח בהרשאה להתחייב. סכומים אלה אינם כוללים את תקציבי הפיתוח המשלימים המוקצים לפיתוח כבישים עירוניים ע״י הרשויות המקומיות ומשרדי הממשלה האחרים, אך כוללים את התקציב המוקצה לכך ע״י הרשות הלאומית לבטיחות בדרכים.

הרשות המקומית היא האחראית לפיתוח, לסלילה ולתחזוקה של כבישים, מדרכות, תמרורים ומתקני תחבורה אחרים הנמצאים בתחום שיפוטה. תקציבי הפיתוח של משרד התחבורה בתחום זה מיועדים להשתתפות המשרד בתכניות הרשויות המקומיות לביצוע פרויקטים שונים בתחום התחבורה. המשרד משתתף במימון פרויקטים בתחום פיתוח עורקי תחבורה עירוניים להקלת עומסי תנועה, הגברת הבטיחות בדרכים ושיפור תשתיות הכבישים ביישובי המיעוטים.

במהלך שנת 2015 עתידה פעילות הפיתוח בתחום הכבישים העירוניים במטרופולינים המרכזיים להתמקד בהשלמת הארכת כביש בגין לכיוון דרום בירושלים, בסלילת כביש אורה-משואה ובביצוע הפרדה מפלסית מס׳ 141 ברחוב גד וינשטיין ברחובות.

השינויים המבניים העיקריים בתחום התחבורה

ענף התעופה

בהתאם להחלטת ממשלה מס׳ 441 מיום 12 בספטמבר 2006 בנושא עידוד התחרות בתחום התעופה האזרחית לישראל וממנה, ולאחר תהליך ממושך שארך שלוש שנים וכלל שמונה סבבי משא ומתן, הושלם במארס 2012 ניסוח הסכם ״שמיים פתוחים״. מטרת ההסכם לאפשר טיסות ישירות בין יעדי טיסה בישראל ובאיחוד האירופי ללא מגבלות והוא כולל מנגנון יישום מדוד והדרגתי הצפוי להסתיים בשנת 2017.

באפריל 2013, אישרה הממשלה את הסכם ״שמיים פתוחים״ וייפתה את כוחם של שרי התחבורה והחוץ לאשרר באופן סופי את ההסכם. יישום ההסכם והתחרות המתפתחת בעקבות צעד זה צפויים להביא תועלות משמעותית למשק הישראלי, ביניהן הוזלת מחירי כרטיסי הטיסה, פתיחת יעדים חדשים, הגדלת היקפי טיסה, הגברת תדירויות הטיסה, שיפור השירות לצרכן, עידוד התעסוקה והגדלת התוצר. ואכן, על אף שיישום ההסכם החל באפריל 2014, כבר בשנת 2013 נרשמה עלייה של כ-9 אחוזים בהיקפי הטסים בטיסות בין-לאומיות. העלייה הניכרת בהיקפי הטסים ובמגוון יעדי הטיסה שהחלה בשנת 2013 צפויה להמשיך ולהתחזק בשנים הקרובות כתוצאה מיישומו המלא של הסכם שמיים פתוחים ולהמשיך לתרום לירידת מחירי כרטיסי הטיסה המורגשת כבר בימים אלו.

ענף הנמלים

על מנת לעודד את התפתחות התחרות בענף הנמלים, לתת מענה לביקוש ההולך וגדל לתשתיות הנמליות במשק ולאפשר מענה למגמה העולמית של גידול אניות הסחר, שרי התחבורה והאוצר אישרו בשנת 2013 את הקמתם של שני נמלי ים פרטיים עמוקי מים באשדוד ובחיפה. הקמת הנמלים הפרטיים, אשר יופעלו על ידי מפעילים בין-לאומיים מנוסים, צפויה להוביל לשיפור משמעותי ביעילות עבודת הנמלים בישראל, להעלאת רמת השירות ליבואנים וליצואנים ולעידוד הסחר הישראלי.

בהתאם, חברת נמלי ישראל, אשר אמונה על פיתוח הנכסים בענף הנמלים, סיימה בשנת 2014 הליכי מכרז להקמת המסופים ובשנת 2015 החלו הקבלנים הזוכים בעבודת הבנייה. כמו כן, במהלך שנת 2014 פרסמה החברה מכרזים להפעלת מסופים אלה על ידי גורמים פרטיים בין-לאומיים. בתחילת שנת 2015 נבחרו שני זוכים ונחתמו עמם חוזי שימוש במסופים. בנוסף, קיבלו מפעילי הנמלים הפרטיים משר התחבורה ושר האוצר כתב הסמכה למתן שירותי נמל בשטחי המסופים, עם סיום בנייתם.

ענף הרכב

במטרה להגביר את התחרות בענף הרכב הוקמה בשנת 2011 ועדה ציבורית אשר התבקשה לבחון את מכלול הקשרים המתקיימים בין גורמים הפועלים בענף הרכב והשפעתם על הענף – ייבוא רכב, ענף הליסינג, שירות תחזוקה ומוסכים, חלקי חילוף, הסדרים עם חברות הביטוח, מחירוני הרכב בישראל וכיוצ״ב.

בעקבות עבודת הוועדה, בהחלטת ממשלה מס׳ 79 מיום 28 באפריל 2013 הוחלט על סל צעדים בתחום ענף הרכב אשר נועד להגביר את התחרות בענף ולתמוך בירידת מחירי רכבים וחלפים, תוך הגברת המגוון הקיים בשוק הישראלי. סל הצעדים כולל בין היתר הסרת חסמים בנושא ייבוא רכב, לרבות ייבוא מקביל, הסרת רגולציה וייעול תהליכי ייבוא של חלקי חילוף, עידוד הקמת מאגר מידע בנוגע למחירי חלפים וחיזוק ושיפור מערך הפיקוח על המוסכים

ועל מכוני הרישוי. בעקבות החלטת הממשלה, קודמו בשנה האחרונה הליכי חקיקת חוק רישוי שירותים לרכב התשע״ג-2014, אשר מצוי בדיונים מתקדמים בוועדת הכלכלה של הכנסת.

- **ענף התחבורה הציבורית**

- כחלק משלב ב׳ בתכנית להנהגת התחרות בתחבורה הציבורית נחתמו בשנת 2010 הסכמי התחרות עם חברות אגד ודן וסוכם בהם כי יועברו עוד כ-17 אחוזים מפעילותה של אגד ו-11 אחוזים מפעילותה של דן למפעילים אחרים במהלך השנים הקרובות. הסכמים אלו משנים באופן משמעותי את חלוקת נתח הפעילות בענף בין המפעילים השונים ומביאים להתייעלות נוספת בהיקפי עלויות הפעלת השירות. עם השלמת הוצאת הקווים לתחרות בהתאם להסכמים, שיעור הפעילות של אגד ודן יחד יהווה כ-45 אחוזים מהיקף הפעילות בענף.

- **צעדים חדשניים בתחום התחבורה הציבורית במטרופולינים**

במקביל לתכנון ארוך הטווח לרישות המטרופולינים בישראל במערכות מתקדמות להסעת המונים מסוג רכבת תחתית, רכבת קלה ו-BRT, יקודמו במסגרת תקציב 2015-2016 מספר צעדי מדיניות חדשניים:

- בעקבות ההצלחה הרבה של פרויקט הנתיב המהיר בכביש ירושלים-ת״א, תוקם רשת של נתיבים מהירים בכניסות למטרופולין ת״א מכביש החוף, מכביש 5 ולאורך נתיבי איילון, כולל הקמת חניוני חנה וסע עם למעלה מ-15,000 מקומות חניה ושירות שאטלים חינם למרכזי התעסוקה וההשכלה במטרופולין.
- רפורמה בתעריפי התחבורה הציבורית במטרופולינים, אשר תאפשר לראשונה גם לתושבי הטבעת השלישית במטרופולינים של חיפה, ת״א, ירושלים וב״ש לבצע מעברים בין קווים ללא עלות נוספת במשך 90 דקות. כמו כן יושקו כרטיסי חופשי-חודשי במחיר זול במיוחד, המשלבים רכבת ואוטובוס, יורחב השימוש בשיטת ״ערך צבורי״ כתחליף לכרטיסיות ויתוקנו עיוותים רבים במנגנון התעריפים הקיים.
- הסדרת ענף התחבורה הציבורית מורכבת כיום מאי פעם ובניגוד לכך, המבנה הרגולטורי הקיים מתאפיין בניהול ריכוזי של השלטון המרכזי הנסמך על משרדי התחבורה והאוצר, החל מקביעת מדיניות ועד ניהול פרטני של מיקום תחנות ובקרה על נסיעה בודדת. במצב זה קיים קושי בקידום הקמת תשתיות התחבורה הציבורית, בשל חלוקת הסמכויות והאחריות בין השלטון המרכזי לשלטון המקומי. ברוב המוחלט של המטרופולינים במדינות המפותחות, ניהול התחבורה הציבורית נעשה על ידי רשות תחבורה ציבורית מטרופולינית ולא על ידי השלטון המרכזי. בשנת 2011 החליטה הממשלה על הקמת רשות ארצית לתחבורה ציבורית ורשויות מטרופוליניות לתחבורה ציבורית. בשנת 2012 הוקמה הרשות הארצית, אך טרם הוקמו הרשויות המטרופוליניות, והעיכוב פוגע באופן ניכר ביכולת הביצוע והניהול של התחבורה הציבורית בישראל.
- פרויקט להעדפת התחבורה הציבורית, הכולל סלילת נתיבי תחבורה ציבורית ייעודיים, הצבת מכונות כרטוס, כרטוס סלולרי, מתן אפשרות לעלייה לאוטובוס מכל הדלתות, תוספת קווי אוטובוס ישירים ליעדים מרכזיים ועוד.
- פרויקט אוטוסטרדות שבילי אופניים, להנגשת מרכזי התעסוקה וההשכלה לרוכבי האופניים. הפרויקט יכלול הקמת תשתית בטיחותית ומופרדת מיתר התנועה ויגרום להקלה בגודש בכבישים ולהגברת הבטיחות בדרכים.

משרד הבינוי והשיכון

הצעת תקציב משרד הבינוי לשנת הכספים 2015 (סעיפים 70,43,42,29) מסתכמת בכ-6.8 מיליארד ש״ח, מהם כ-3.9 מיליארד ש״ח בהוצאה נטו, וכ-2.9 מיליארד ש״ח בהוצאה מותנית בהכנסה. בשנת 2015 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-6.8 מיליארד ש״ח.

הצעת תקציב משרד הבינוי לשנת הכספים 2016 (סעיפים 70,43,42,29) מסתכמת בכ-7 מיליארד ש״ח, מהם כ-4 מיליארד ש״ח בהוצאה נטו, וכ-2.95 מיליארד ש״ח בהוצאה מותנית בהכנסה. בשנת 2016 תועמד לרשות המשרד הרשאה להתחייב בגובה של כ-4.8 מיליארד ש״ח.

פעילות משרד הבינוי והשיכון מכוונת ליצירת תנאים שיאפשרו מציאת פתרון דיור במחיר סביר לכלל האוכלוסייה. מחירי הדיור מושפעים מתנודות בהיצע ובביקושים, ולכן משרד השיכון פועל בשני מישורים על מנת לרסן את רמת המחירים:

היצע – הפעילות מכוונת בעיקר לשיווק קרקע מפותחת וזמינה לבנייה למגורים, במטרה ליצור תנאים להרחבת היצע הדיור בדרך שתאפשר מתן מענה לביקושים המשתנים תוך שמירה על יציבות המחירים. הפעילות כוללת עשייה במגוון רחב של מרכיבים בשרשרת הייצור של דירה: איתור הקרקע, תכנונה ושיווקה; עידוד עיבוי הבנייה במרכזי הערים תוך ניצול מערכת התשתית הקיימת; שדרוג התשתיות הקיימות; ורישום הזכויות במקרקעין. לכל אחד מהמרכיבים השפעה על היקף הפעילות בענף.

ביקוש – הסיוע בדיור מכוון לתמיכה בזכאים מקרב אוכלוסיות חלשות ומתמקד בשלושה מסלולים עיקריים: מתן משכנתאות מסובסדות, השתתפות בתשלומי שכר דירה והקצאת פתרונות דיור בשיכון הציבורי.

דגשים לשנות הכספים 2016–2015

- **ייעול פעילות הפיתוח במשרד הבינוי והשיכון**

משרד הבינוי והשיכון עוסק כיזם בפעילות תכנון, פיתוח ושיווק, בהיקף של כ-4.5 מיליארד ש״ח בשנה, בכ-120 אתרים שונים. במסגרת זאת, המשרד פועל בשני אופנים: התקשרויות ישירות וחברות מתכננות. הליך ההתקשרויות הישירות כולל ביצוע התקשרות ישירה ופיקוח על פעילותו של כל אחד מגורמי התכנון והפיתוח. בדומה למנגנון החברות המתכננות הנהוג כיום ברשות מקרקעי ישראל, מקדם המשרד תהליך של הפעלת חברות מתכננות באתרים חלף ביצוע עצמי, אשר החל לפני כשנתיים.

■ **הרחבת ההיצע באמצעות תהליכי התחדשות עירונית**

פרויקטים של התחדשות עירונית כגון פינוי-בינוי, עיבוי ותמ״א 38 מהווים כלי חשוב להגדלת היצע הדירות למגורים בעיקר באזורי הביקוש תוך ניצול יעיל של משאב הקרקע והתשתיות. הפרויקטים תואמים את מדיניות הממשלה לשמירה על שטחים פתוחים וריאות ירוקות.

בנוסף להגדלת זכויות הבנייה במסגרת תמ״א 38, שאישרה הממשלה בעבר, אושר בוועדת הכספים באוקטובר 2014 תיקון המאפשר לקבוע מע״מ בשיעור אפס על פרויקטים להתחדשות עירונית, במקום פטור שהיה נהוג עד כה. לצורך הכנת תכניות מתאריות להתחדשות עירונית ולתמיכה בעבודות פיתוח חריגות בהיקפן בפרויקטים של התחדשות עירונית מתוקצב המשרד בסך של כ-30 מיליון ש״ח בשנה בתקציב 2015–2016. לכך יש להוסיף תקציב של כ-100 מיליון ש״ח בשנים אלו אשר יוקדש לביצוע תכנית תמ״א 38 בפריפריה. בנוסף, במסגרת התכנית הכלכלית לשנים 2015–2016 מקודמת הצעת החוק להקמת רשות התחדשות עירונית, שבמסגרתה תוקם הרשות אשר תרכז את פעילות ההתחדשות העירונית הממשלתית, תפעל לקידום של פרויקטים להתחדשות עירונית ותסייע בהעמדת משאבים לגורמים המקדמים התחדשות עירונית.

■ **חוק הדיור הציבורי (זכויות רכישה)**

חוק הדיור הציבורי (זכויות רכישה) אושר בכנסת בשנת 1999. מאז הוקפא החוק והממשלה ניהלה מספר מבצעי מכר. במבצעים אלו נמכרו מעל 30,000 דירות. בינואר 2014 הודיעו משרד הבינוי והשיכון ומשרד האוצר על חידוש מכירת הדירות בהתאם לכניסת החוק לתוקף, ובמסגרתו נמכרות דירות הדיור הציבורי לדיירים המתגוררים בהם בהנחות המגיעות עד לכ-80 אחוזים ממחיר הדירה. ההכנסות המתקבלות ממכירות דירות אלו משמשות לרכישת דירות חדשות למאגר הדיור הציבורי.

מאז כניסת החוק לתוקף נמכרו כ-3,450 דירות אשר הכניסו כ-700 מיליון ש״ח. לעומתן, נרכשו כ-120 דירות חדשות בעלות של כ-145 מיליון ש״ח.

■ **הרחבת מכרזי משרד הבינוי ליזמים**

במכרזי משרד הבינוי ליזמים מוצבים תנאי סף מגבילים בנוגע להכשרה ולניסיון הקודם של המציע. עובדה זו מגבילה יזמים רבים ומהווה חסם בדרך להגדלת היצע הדיור. בשל כך הוחלט לפעול לשינוי תנאי הסף הקבועים במכרזי משרד הבינוי באופן אשר יסיר את ההתניות הקיימות בו לגבי הכשרתו של המציע, וכך להבטיח שמכרזים אלה יהיו פתוחים להשתתפות של כל יחיד, קבוצה או חברה, ללא מגבלה של ניסיון או צורת התאגדות, בדומה לתנאים הקבועים במכרזי רשות מקרקעי ישראל.

■ **יצירת פתרונות לדיור הציבורי**

בהתאם להחלטת הממשלה בנושא, תוקצב המשרד בהיקף של 280 מיליון ש״ח, לצורך הרחבת היצע הפתרונות לדיור ציבורי וכדי לספק פתרונות דיור לזכאים לדיור הציבורי הממתינים לדיור ולא נמצאות כיום דירות עבורם במסגרת המאגר הקיים. פתרון מועדף בהיבט זה הוא הקמת דירות קטנות, תוך ייעול מלאי הדירות, על פי אופי הדיירים בדירות כיום, אשר כשני שלישים מהם הם זוגות או יחידים. כמו כן, במהלך השנים 2015–2017 חלה עלייה ניכרת בתקציב תחזוקת הדיור הציבורי, כדי להביא לשיפור רמת התחזוקה הקיימת ולשיפוץ נרחב של הדיור הציבורי.

הסרת חסמים לצורך הגדלת היצע הדיור

כחלק מהמאמץ להביא להגדלת היצע יחידות הדיור הוקמו מספר פורומים על מנת לכנס את כלל גורמי הממשלה הרלוונטיים ולהביא לקידום מהיר של תכניות משמעותיות למגורים. בתוך כך, במסגרת חמ״ל הדיור, כלל משרדי הממשלה פועלים במשותף להסרת חסמי פיתוח שונים בתחומי המים, הביוב, התחבורה ועוד. בפורום תכניות גדולות נידונות תכניות גדולות עם היזמים רמ״י ומשרד הבינוי ועם כלל משרדי הממשלה הרלוונטיים – המשרד להגנת הסביבה, משרד התחבורה, רשות המים וכד׳. כמו כן, נחתם הסכם ״נתיב לדירה״ אשר מסדיר תקצוב פתרונות תחבורתיים בהיקף של כ-4.5 מיליארד ש״ח. פתרונות אלו הם תנאי תכנוני להיקף נרחב של יחידות דיור.

חידושים בפעילות המרכז למיפוי ישראל

החל מראשית 2013 מופץ המידע הגאוגרפי הנמצא במאגרי מפ״י למשרדי הממשלה ללא כל עלות, ומשרדי הממשלה יכולים לפעול על בסיס נתונים גאוגרפיים זמינים. במקביל לכך, המרכז מאפשר את פתיחת בסיס הנתונים הגאודטי הלאומי לזמינות מקוונת באינטרנט, כחלק מהפעילות הכוללת להגברת זמינות ושקיפות נתוני מפ״י באמצעות האינטרנט. המרכז עוסק גם בפעילויות התומכות בהאצת רישום המקרקעין, לרבות ביצוע פרויקט קדסטר מבוסס קאורדינטות בשטחים לא מבונים בנגב ותחילת כניסה לשטחים נוספים. בשנים 2015–2016 מתוכננת פעילות בנושא מידע גאוגרפי בתחום התשתיות, כך שהמרכז ירכז ויפיץ מידע על קווי תשתית עבור כל העוסקים בנושא – חברות ממשלתיות, רשויות מקומיות ומודדים מוסמכים מטעם יזמים.

רגולציה

המשרד מפקח על ענף הבנייה כרגולטור בשלושה תחומים עיקריים: רשם הקבלנים – הסדרת רישומם של כלל קבלני עבודות הבניין בישראל; הכנת קוד הבנייה – קובץ הנחיות הכולל את כל הנחיות והוראות הבנייה באופן ברור ושלם; ופיקוח על ביצוע חוק המכר (דירות).

משק המים

הצעת תקציב משק המים לשנת הכספים 2015 (התקציב הרגיל ותקציבי הפיתוח סעיפים 41 ו-73) מסתכמת בכ-1.1 מיליארד ש״ח בהוצאה, בכ-3.3 מיליון ש״ח בהוצאה מותנית בהכנסה ובכ-1.3 מיליארד ש״ח בהרשאה להתחייב.

התקציב הרגיל של משק המים (סעיף 41) מסתכם בשנת הכספים 2015 בכ-110 מיליון ש״ח בהוצאה, בכ-1.3 מיליון ש״ח בהוצאה המותנית בהכנסה וב-4 מיליון ש״ח בהרשאה להתחייב.

תקציב הפיתוח של משק המים (סעיף 73) מסתכם בשנת הכספים 2015 בכמיליארד ש״ח בהוצאה, ב-2 מיליון ש״ח בהוצאה המותנית בהכנסה ובכ-1.3 מיליארד ש״ח בהרשאה להתחייב.

הצעת תקציב משק המים לשנת הכספים 2016 (התקציב הרגיל ותקציבי הפיתוח סעיפים 41 ו-73) מסתכמת בכ-1.25 מיליארד ש״ח בהוצאה, בכ-104 מיליון ש״ח בהוצאה מותנית בהכנסה ובכ-1.3 מיליארד ש״ח בהרשאה להתחייב.

התקציב הרגיל של משק המים (סעיף 41) מסתכם בשנת הכספים 2016 בכ-113 מיליון ש״ח בהוצאה בכ-1.29 מיליון ש״ח בהוצאה המותנית בהכנסה וב-3.5 מיליון ש״ח בהרשאה להתחייב.

תקציב הפיתוח של משק המים (סעיף 73) מסתכם בשנת הכספים 2016 בכ-1.17 מיליארד ש״ח בהוצאה, בכ-102 מיליון ש״ח בהוצאה המותנית בהכנסה ובכ-1.3 מיליארד ש״ח בהרשאה להתחייב.

הרשות הממשלתית למים ולביוב, שהוקמה בהתאם להוראות חוק המים התשי״ט-1959, מבצעת את הפעילות הממשלתית בתחום המים והביוב. הרשות אמונה על ניהול משק המים, ובכלל זה על קביעת כללים לאסדרת המשק וכן על הקצאת המשאבים בתחום. מדיניות משק המים נתונה בידי מועצה (מועצת רשות המים) המורכבת מנציגי משרדי ממשלה בכירים ומנציגי הציבור. בסמכות מועצת רשות המים לקבוע את חקיקת המשנה (כללים) לפעילות הרשות בנושאים רבים, ביניהם אסדרת משק המים וקביעת תעריפים. יו״ר מועצת רשות המים הוא מנהל רשות המים.

דגשים לשנות הכספים 2015–2016

עונת הגשמים האחרונה (2014–2015) הסתיימה כאשר כמויות המשקעים בשקלול ארצי עברו במעט את הממוצע הרב-שנתי, זאת לאחר שבשנה שקדמה לה (2013–2014) נרשמו כמויות משקעים נמוכות משמעותית מהממוצע הרב-שנתי בהיקף של 60 אחוזים. למרות המחסור במשקעים בעונת הגשמים הקודמת, הצליח משק המים לספק לכלל הצרכנים את כמויות המים הנדרשות, מבלי לפגוע משמעותית במצב ההידרולוגי ובמאגרי המים הטבעיים.

בעבר, אספקת המים של מדינת ישראל התבססה בעיקרה על שאיבה ממאגרי מי תהום באמצעות קידוחים ושאיבת מים מאגם הכינרת. היצע המים השפירים הטבעיים בישראל איננו יכול לענות לאורך זמן על הביקוש למים שפירים, לפיכך היה צורך להוסיף מקור מים נוסף – מי ים מותפלים להגדלת היצע המים השפירים. בעקבות השינויים במקורות, נדרש משק המים הארצי להתאים את מערכת ההולכה, אשר בעבר הוליכה מים בעיקר מהצפון לדרום, ובשנים האחרונות מעבירה מים ממערב מזרחה, צפונה ודרומה.

כמויות המים המסופקות למטרות השונות (שנת 2013)

מטרת המים	מים שפירים	מים שוליים (קולחין ואחרים)	צריכה כוללת
צריכה חקלאית	461	744	1,205
צריכה ביתית	717	16	733
צריכה תעשייתית	92	46	138
גורמי חוץ (הרשות הפלסטינית וממלכת ירדן)	111	0	111
סה״כ צריכה שנתית	**1,381**	**806**	**2,187**

מקור: נתוני הרשות הממשלתית למים ולביוב 2013, חטיבת אסדרה, מיליון מ״ק

דגשים לשנות הכספים 2015–2016

הטיפול בשפכים

לאחר השימוש במים השפירים לצרכים השונים (שתייה, רחצה ועוד), מופנים מי השפכים למערכת הביוב. מערכת הביוב מוליכה את השפכים לטיפול במתקן לטיהור שפכים (מט״ש). אחת מחובותיו של תאגיד המים והביוב היא לטפל בשפכים בהתאם לכללים הקבועים בחוק.

הסיוע להקמת תשתיות ביוב לתאגידים ולמועצות אזוריות ניתן באמצעות המנהל לפיתוח תשתיות ביוב (להלן: המילת״ב) באישור ועדת השקעות בין-משרדית. המילת״ב פועל לייזום, הנחיה, ליווי וסיוע בטיפול בשפכים עד לרמת התקן הנדרש. בבחירת פתרון הביוב המתאים נכללים שיקולים הידרולוגיים, תברואיים, סביבתיים וחקלאיים, וניצולם להשקיה חקלאית או לגינון עירוני כתחליף לשימוש במים שפירים.

בשנות הכספים 2016-2015 הסיוע בתחום הביוב יתרכז בעיקר בקידום פרויקטים אשר מהווים חסם לשיווק יחידות דיור. במסגרת התכנית הכלכלית שאושרה על ידי הממשלה לשנים 2015 ו-2016 מוצעים שינויים בסמכויות רשות המים, כך שהמועצה תוכל לחייב ספקי ביוב שונים לשתף פעולה במסגרת תכנון משק הביוב והקמת פתרונות קצה לשפכים. התיקונים המוצעים צפויים להקל על זמן התכנון והאישור של פתרונות הקצה ולהסיר חסמים הקיימים כיום באישור תכניות להקמת יחידות דיור חדשות.

ההערכה היא כי עם סיום הפרויקטים המצויים כיום בשלבי תכנון וביצוע שונים והמיועדים להסתיים בשנתיים הקרובות, מעל 90 אחוזים מהשפכים בישראל ייאספו ויטופלו. שילוב תכניות להשבת מי קולחין עם התכניות להקמת מכוני טיפול בשפכים, לצורך המרת השימוש במים שפירים בחקלאות, בגינון ציבורי ובתעשייה, יביאו לניצול הרוב המוחלט של השפכים המטוהרים.

ייעול מבנה תאגידי המים והביוב

הקמת תאגידי המים והביוב נועדה לתת מענה לכשלים המבניים במשק המים העירוני שאופיינו בגירעון השקעות חמור (בעיקר בתחום הביוב). הגירעון בהשקעות, אשר עמד על כ-10 מיליארד ש״ח, נבע בעיקר משימוש בכספים שנגבו עבור מים לצורכי עירייה אחרים כמו גם מגביית חסר. הרפורמה במשק העירוני נשאה פרי וניתן לראות כי הקמת התאגידים הביאה לתנופת השקעות בתחום המים והביוב תוך צמצום פחתי מים, ירידה במספר התקלות, הגברת החיסכון בצריכת המים ועוד. יחד עם זאת, מצב הדברים הנוכחי אינו אופטימלי, בשל קיומם של תאגידים רבים לצד מחלקות מים עירוניות לא מעטות, המעמיסים יחד עלויות עודפות על המשק.

משק המים והביוב העירוני מקיף פעילות כלכלית ואספקת שירותים בהיקף שנתי של למעלה מ-5 מיליארד ש״ח. בהתאם להוראות חוק תאגידי המים והביוב, הרשויות המקומיות מחויבות לנהל את משק המים והביוב שבתחומן באמצעות תאגיד המים והביוב. חובה זו חלה עליהן החל מחודש יולי 2007. נכון להיום קיימים 55 תאגידי מים וביוב המספקים שירותים לכשישה מיליון תושבים. לצורך הגברת היעילות במשק המים העירוני, בשנתיים האחרונות לא הוקמו תאגידים חדשים, אלא צורפו שמונה רשויות לתאגידי מים קיימים ובכך הצטמצם ל-30 מספר הרשויות המקומיות שלא מילאו את הוראות החוק וטרם העבירו את ניהול משק המים והביוב שבתחומן לידי תאגיד.

מפעלי השבת מי קולחין

מרבית מי הביוב במדינת ישראל עוברים טיהור ומשמשים לאחר מכן להשקיה חקלאית, להשקיית גינון ציבורי או מנוצלים בתעשייה. מי הביוב המטוהרים המשמשים להשקיה נקראים קולחים. בשנים האחרונות הפך משק הקולחין לשחקן מרכזי בניהול כלל משאבי המים ובניהול הקצאות המים לחקלאות. נכון להיום, ישראל היא המדינה עם שיעור השבת הקולחים מכלל השפכים המטופלים הגבוה ביותר בעולם (כ-90 אחוזי ניצול). בישראל קיימים כ-100 מפעלים להשבת קולחים המספקים מים לחקלאות. מפעלים אלה מספקים כ-400 מיליון מ״ק בשנה (כולל מפעל השפד״ן המטפל בשפכי גוש דן בהיקף של כ-130 מלמ״ק ומשיב אותם לחקלאות). כמות זו מהווה כ-38 אחוזים מסך המים המסופקים לחקלאות.

שיקום ופיתוח כלי הפקה ממקורות המים הטבעיים

לצורך שימור ופיתוח כושר ההפקה מהמקורות הטבעיים יוקצו משאבים לקידוחים ושאיבות ניסיון לאיתור מוקדי זיהום ויבוצעו פעולות אקטיביות לטיהור המים. על ידי פעולות אלו ניתן יהיה להבטיח המשך הפקה בשני מאגרי מי תהום הראשיים, החוף וירקון - תנינים, בהיקף של כ-600 מלמ״ש למשך 40 השנים הבאות.

הפחתת תעריף המים

על פי החלטת ממשלה מס׳ 1789, אשר אימצה את מסקנות ועדת החקירה הממלכתית לעניין משבר משק המים, תעריף המים משקף את כלל עלויות הפקתו ואספקתו לצרכן. בעבר, תעריף המים לא שיקף עלות וכלל רק חלק

מהוצאות משק המים. תעריף אשר אינו משקף עלות מעודד צריכה עודפת של מים ומפחית את התמריץ לניהול יעיל של משק המים. עם כניסתה לתוקף של החלטת הממשלה בשנת 2008, עלה תעריף המים לצרכן. גורם נוסף אשר ייקר את מחיר המים בשנים האחרונות היה כניסתם לפעילות של המתקנים להתפלת מי ים. מעבר מהפקת מים ממקורות טבעיים לקליטת מים מותפלים משקף עלייה משמעותית בעלויות ביחס להפקה ממקורות טבעיים, אולם הוא מאפשר יציבות והבטחת אספקת מים שוטפת גם בשנות בצורת.

כדי להפחית את תעריף המים הובילו רשות המים ומשרד האוצר תכנית מקיפה להתייעלות של תאגידי המים העירוניים. מהלך זה הוביל להפחתה של 15 אחוזים בתעריף המים בשנתיים האחרונות.

הפחתה נוספת של התעריף נגרמה כתוצאה ממהלך של צמצום הסבסוד הצולב במשק המים. בעבר התעריף לצרכן הביתי שיקף סבסוד למים המסופקים למגזר התעשייתי והחקלאי. כיום, התעשיינים משלמים את מלוא עלות המים המסופקים להם ואינם נתמכים עוד על ידי המגזר הביתי. בנוסף, בשנת 2008 נחתם הסכם בין גורמי הממשלה והתאחדות חקלאי ישראל אשר מטרתו להפחית בצורה הדרגתית את התמיכה של התעריף הביתי בתעריף לחקלאות תוך מעבר לתמיכה תקציבית ישירה בחקלאים בגין העלאת התעריף לחקלאות. בשנים האחרונות צומצם משמעותית היקף הסבסוד, אך הוא נותר בהיקף שנתי של כ-350–400 מיליון ש״ח. בימים אלו מתקיימים דיונים בין כלל הגורמים הרלוונטיים באשר לאופן המשך העלאת התעריף לחקלאות ותכנית תמיכה אשר תקל על החקלאים בהתמודדות עם העלייה במחיר המים.

רשות מקרקעי ישראל

הצעת תקציב רשות מקרקעי ישראל לשנת הכספים 2015 (סעיף 98) מסתכמת ב-7.33 מיליארד ש״ח. כמו כן, בשנת 2015 תועמד לרשותה של הרשות הרשאה להתחייב בגובה של כ-1.86 מיליארד ש״ח.

הצעת תקציב רשות מקרקעי ישראל לשנת הכספים 2016 מסתכמת ב-8.4 מיליארד ש״ח. כמו כן, בשנת 2016 תועמד לרשותה של הרשות הרשאה להתחייב בגובה של כ-2.16 מיליארד ש״ח.

תקציב רשות מקרקעי ישראל הוא תקציב של מפעל עסקי כהגדרתו בסעיף 8 לחוק יסודות התקציב, התשמ״ה-1985, דהיינו תקציב שבו סך ההוצאה אינו יכול לעלות על סך התקבולים לאותה שנת כספים.

הצעת תקציב ההוצאות נטו של רשות מקרקעי ישראל (ללא העברות לבעלים וללא רזרבה להוצאות בגין שיווק בלתי צפוי מראש) מסתכמת בכ-5.69 מיליארד ש״ח בשנת 2015 ובכ-6.63 מיליארד ש״ח בשנת 2016, מזה כ-466 וכ-497 מיליון ש״ח בהתאמה מיועדים להוצאות שכר, מִנהל, מחשוב ואמרכלות. בנוסף, הצעת התקציב כוללת כ-1.37 וכ-1.89 מיליארד ש״ח בהתאמה להנחות בקרקע, בעיקר הנחות באזורי עדיפות לאומית במימוש תכנית מחיר למשתכן. היתרה מיועדת למימון הוצאות תכנון, פיתוח, פינויים כלכליים, פדיון זכויות בקרקע, שמירה על הקרקע וכיו״ב.

עודף ההכנסה השנתי המועבר לבעלי הקרקע צפוי לעמוד בשנת 2015 על 1.6 מיליארד ש״ח. ההעברות למדינה ולרשות הפיתוח תסתכמנה בכ-528 מיליון ש״ח. ההעברות לקק״ל תסתכמנה ב-1.07 מיליארד ש״ח. בשנת 2016 עודף ההכנסה צפוי לעמוד על כ-1 מיליארד ש״ח שכולו מיועד להעברה לקק״ל.

דגשים לשנות הכספים 2015–2016

יישום הרפורמה ברשות מקרקעי ישראל

השינוי הארגוני של הרשות – בהמשך להחלטת ממשלה מס׳ 123, מיום 12 במאי 2009 בדבר רפורמה במקרקעין ותיקוני החקיקה שבוצעו בעקבותיה, הפך מִנהל מקרקעי ישראל במארס 2013 לרשות מקרקעי ישראל. במסגרת הרפורמה נערך במהלך שנה זו שינוי מקיף במבנה הארגוני של הרשות. המבנה הארגוני של הרשות מורכב ממטה ומשלוש חטיבות: חטיבה עסקית אשר תטפל בשיווק ובביצוע עסקאות במקרקעין; חטיבת שמירה על הקרקע אשר תעסוק בפיקוח ובאכיפת זכויות המדינה במקרקעין; וחטיבת שירות אשר תטפל בתחזוקת חוזי חכירה קיימים ותעניק שירותים לחוכרים. להנהלת הרשות ניתנה הסמכות לנהל את כוח האדם באופן גמיש ויושם מודל שכר חדשני המבוסס על תפוקות העובדים. בתקציב רשות מקרקעי ישראל הוקצה תקציב לפרויקטים בתחום המחשוב על מנת לתמוך בשינוי הארגוני וכן הוקצה תקציב להעברת חלק מפעילויות השירות למיקור חוץ.

הגברת קצב שיווק הקרקעות

אחד היעדים המרכזיים של רשות מקרקעי ישראל החל משנת 2013 הוא הגברת קצב שיווק הקרקעות, במיוחד קרקעות למגורים באזורי ביקוש. במטרה לעמוד ביעדי השיווק שנקבעו, רשות מקרקעי ישראל פועלת להגדיל את היצע הקרקע למגורים ע״י הסרת חסמים. אחד הכלים להסרת חסמים ולהאצת שיווקי הקרקע הוא הסכמי גג עם רשויות מקומיות שיש בהן קרקע זמינה לשיווק.

תכנית מחיר למשתכן

בהתאם להחלטת הממשלה מס׳ 203 (דר/13) נקבע כי המגרשים בבנייה רוויה המשווקים ע״י רשות מקרקעי ישראל, ישווקו בשיטת מחיר למשתכן שלפיה התחרות היא על המחיר הסופי הנמוך ביותר למ״ר דירתי כולל מע״מ. כמו כן, במסגרת התכנית יינתנו הנחות על מחירי הקרקע וסבסוד פיתוח ומענקים לדירות בבנייה רוויה בפריפריה. ההחלטה משקפת שינוי מהותי באסטרטגיית השיווקים של מדינת ישראל באמצעות רשות מקרקעי ישראל ומשרד הבינוי והשיכון, לפיה כל השיווקים בבנייה רוויה בשנים 2015—2017 יבוצעו בשיטת המחיר למשתכן.

העלות התקציבית של תכנית זו נאמדת בכ-2 מיליארד ש״ח הנחות בקרקע וכן בכ-1.5 מיליארד ש״ח הוצאות סבסוד פיתוח ומענקים לרוכש.

מעבר צה״ל לנגב

בהתאם להחלטת ממשלה מס׳ 4088 מיום 8 בינואר 2012, נחתם בחודש יוני 2012 הסכם בין משרד האוצר, רשות מקרקעי ישראל ומשרד הביטחון. לפי ההסכם משרד הביטחון ינהל את קידום התכנון הסטטוטורי בשטחי חמישה מחנות צה״ל המיועדים להתפנות ממרכז הארץ: מחנה סירקין, מחתם במחנה צריפין, מתחם במחנה תל השומר, מחנה הורדצקי בגבעתיים ומחנה השלישות הראשית ברמת גן. בתמורה לקידום התכנון ובמסגרת העמידה באבני דרך תכנוניות ובלוחות זמנים קצובים, תעביר רשות מקרקעי ישראל 1.9 מיליארד ש״ח בפריסה על פני השנים 2012—2019, זאת כמקדמה לסכומים שמשרד הביטחון זכאי להם מכוח החלטת ממשלה מס׳ 3161 מיום 17 באפריל 2011 שעניינה העתקת מחנות צה״ל לנגב. ההסכם יסייע במימון מעבר מחנות צה״ל לנגב, ובכך יהווה זרז לתהליך המורכב.

הסכם שוהם 3, תע״ש ופינוי שדה דוב

בשל מיעוט הקרקעות לפיתוח באזורי הביקוש, יש חשיבות מיוחדת לפינוי מחנות צה״ל ומפעלי תעש, הנמצאים בלב אזורי הביקוש. על שטח מחנות צריפין, תל השומר, שדה דב, סירקין, טירה, השלישות ברמת גן ומפעל תעש ברמת השרון יש למעלה מ-100,000 יחידות דיור בשלבי תכנון שונים. בראשית שנת 2015 נחתם הסכם שוהם 3 אשר ביחד עם הסכמים קודמים צפוי להביא לפינוי תל השומר, סירקין, צריפין, טירה, שדה דב, שלישות רמת גן, קרן הקריה בתל אביב ומתחם תעש ברמת השרון (כחלק מהחלטת ההפרטה) .

תשלומים בגין הסכם פשרה בין המדינה לרשויות המקומיות בנושא חלף היטל השבחה

בעקבות תביעת הרשויות המקומיות כנגד המדינה בגין אי-העברת תשלומי חלף היטל השבחה, הסכימו הצדדים, במסגרת הסכם פשרה אשר קיבל תוקף של פסק דין, כי המדינה תעביר לרשויות המקומיות 1 מיליארד ש״ח בשנים 2013—2015.

מימון ביצוע מבני ציבור

רשויות מקומיות רשאיות לגבות היטלי פיתוח ובאמצעותם לממן הקמת מבני ציבור אשר נדרשים במסגרת הסכמי-גג. הוצע כי רשות מקרקעי ישראל תסייע בעלויות אלה ותיתן עדיפות לשיווקי מחיר למשתכן ובפריפריה. כך תעודד רשויות מקומיות לקדם בנייה למגורים בשטחן ולהסיר חסמי שיווק ופיתוח בתחום שיפוטן.

תקציב תשלום החובות לשנת הכספים 2015

במליארדי ש״ח


קרן - ביטוח לאומי
11.1
ריבית
38.7

תקציב תשלום החובות לשנת הכספים 2016

במליארדי ש״ח


קרן - ביטוח לאומי
11.7
ריבית
39.4

תשלום החובות

תשלום החובות בשנת 2015 מסתכם ב-104 מיליארד ש״ח, מתוכם כ-65 מיליארד ש״ח לפירעון הקרן וכ-39 מיליארד ש״ח לתשלומי הריבית. תשלום החובות בשנת 2016 מסתכם בכ-128 מיליארד ש״ח, מתוכם כ-88.5 מיליארד ש״ח לפירעון הקרן וכ-39.5 מיליארד ש״ח לתשלומי הריבית.

דגשים לשנות הכספים 2016–2015

- **פירעון חובות הפנים** – בשנת 2015 תוקצב סכום בהיקף של כ-88 מיליארד ש״ח לפירעון חובות הפנים, מזה כ-55.5 מיליארד ש״ח מיועדים לתשלום החזרי קרן וכ-32.5 מיליארד ש״ח לתשלומי ריבית. בשנת 2016 תוקצב סכום בהיקף של כ-113.5 מיליארד ש״ח לפירעון חובות הפנים, מזה כ-80.5 מיליארד ש״ח מיועדים לתשלום החזרי קרן וכ-33 מיליארד ש״ח לתשלומי ריבית.

רוב התשלום לפירעון חובות הפנים מועבר ישירות לציבור כפדיון של פיקדונות בנקאיים ופדיון של איגרות חוב מיועדות (איגרות חוב ממשלתיות לא סחירות בעלות תשואה מובטחת, המונפקות לקרנות הפנסיה ולחברות הביטוח מתוקף ההסכמים שנחתמו עמן) ואיגרות חוב סחירות המוחזקות בידי קופות הגמל, קרנות הפנסיה, חברות הביטוח, קרנות ההשתלמות, הבנקים, חברות ואנשים פרטיים. סכום בהיקף של כ-18.5 מיליארד ש״ח ישולם בשנת 2015 למוסד לביטוח לאומי. ללא התשלומים למוסד לביטוח לאומי, יקטן פירעון חובות הפנים ויהיה בשנת 2015 כדלקמן: תשלומי הקרן בגין מלוות הפנים יעמדו על סכום של כ-44.5 מיליארד ש״ח. תשלומי הריבית בגין חובות פנים (ללא תשלומי הריבית למוסד לביטוח לאומי), יעמדו על סכום של כ-25 מיליארד ש״ח. סכום בהיקף של כ-19 מיליארד ש״ח ישולם בשנת 2016 למוסד לביטוח לאומי. ללא התשלומים למוסד לביטוח לאומי, פירעון חובות הפנים בשנת 2016 יהיה כדלקמן: תשלומי הקרן בגין מלוות הפנים יעמדו על סכום של כ-69 מיליארד ש״ח. תשלומי הריבית בגין חובות פנים (ללא תשלומי הריבית למוסד לביטוח לאומי), יעמדו על סכום של כ-25.5 מיליארד ש״ח.

- **פירעון חובות חו״ל** – החזר החובות בחו״ל בשנת 2015 צפוי להסתכם בכ-16.0 מיליארד ש״ח, מזה כ-9.5 מיליארד ש״ח מיועדים לתשלום החזרי קרן וכ-6.5 מיליארד ש״ח לתשלומי ריבית. החזר החובות בחו״ל בשנת 2016 צפוי להסתכם בכ-14 מיליארד ש״ח, מזה כ-8 מיליארד ש״ח מיועדים לתשלום החזרי קרן וכ-6 מיליארד ש״ח לתשלומי ריבית. התשלומים לחו״ל כוללים פדיונות של מלוות מבנקים בארץ ובחו״ל, מלוות בין-ממשלתיים ומלווה העצמאות והפיתוח (גיוס הון לא סחיר בחו״ל, בעיקר ממשקיעים פרטיים באמצעות ארגון ה״בונדס״). בנוסף לכך, החזרי חובות החוץ כוללים תשלומים בגין ההלוואות שנלקחו על ידי ממשלת ישראל באמצעות ערבויות של ממשלת ארצות הברית בשנים 1993–1998.

בשנת 2003 נחתם הסכם נוסף בין ממשלת ארצות הברית וממשלת ישראל בדבר מתן ערבויות לגיוס הון על ידי מדינת ישראל בהיקף כולל של כ-9 מיליארד דולר לשנים 2003–2005, עם אופציה להארכה בשנה נוספת. בשנת 2006 אישר הממשל האמריקני את הארכתה של התכנית בשנתיים. לאחר מגעים נוספים שניהל עמו משרד האוצר,

הוארכה התכנית בשלוש שנים נוספות עם אפשרות לנצלה גם בשנת 2012 (Carryover Year), ובשנת 2012 הוארכה התכנית פעם נוספת עד לשנת 2015, עם אופציה להארכה עד שנת 2016. נכון לאוגוסט 2015, הנפיקה ישראל במסגרת התכנית איגרות בסך 4.1 מיליארד דולר בערבות ממשלת ארצות הברית, ונותר לשימוש סכום של 3.8 מיליארד דולר

בשנת 1995 החלה ממשלת ישראל בגיוסים עצמיים של איגרות חוב סחירות בשווקים הבין-לאומיים. עד כה בוצעו 16 הנפקות בין-לאומיות בשני שוקי ההון המרכזיים: השוק האמריקני ושוק האירו וכן בשוק היפני. גיוסים אלו הסתכמו ב-8.45 מיליארד דולר, 4.55 מיליארד אירו ו-20 מיליארד יין. הצעות התקציב לשנים 2015 ו-2016 כוללות תשלומי קרן וריבית בגין הנפקות אלו.

אומדן להיקף הסבסוד החזוי בהנפקת איגרות חוב מיועדות לקרנות הפנסיה ולחברות הביטוח בשנות הכספים 2015–2016

בהנפקת איגרות חוב מיועדות לקרנות הפנסיה ולחברות הביטוח גלום מרכיב סבסוד המחושב כמכפלה של היקף ההנפקות בכל שנה, בפער התשואות שבין איגרות חוב המיועדות לקרנות הפנסיה וחברות הביטוח לבין איגרת ממשלתית סחירה בעלת משך חיים זהה (תשואת השוק).

גילוי להיקף הסבסוד הגלום בגין הנפקת איגרות חוב מיועדות לקרנות הפנסיה נכון לסוף שנת 2014 ניתן לראשונה במסגרת הדוחות הכספיים של המדינה לשנת 2014. אומדן מלא להיקף הסבסוד בהנפקת איגרות חוב מיועדות הכולל גילוי הסבסוד בגין הנפקת איגרות חוב מיועדות לחברות הביטוח מפורסם באתר יחידת החוב בחטיבת המימון באגף החשב הכללי.

סך הסבסוד בהנפקת איגרות חוב מיועדות לקרנות הפנסיה וחברות הביטוח נכון לסוף שנת 2014 עמד על כ-3.8 מיליארד ש״ח, מתוכו כ-2.7 מיליארד ש״ח מקורו בסבסוד לקרנות הפנסיה והיתרה בסך של כ- 1.1 מיליארד ש״ח היא סבסוד בגין הנפקת איגרות חוב מיועדות לחברות הביטוח. יש לציין כי היקף הסבסוד מתייחס לקרנות הפנסיה הוותיקות ולקרנות הפנסיה החדשות גם יחד. בנוגע לקרנות הוותיקות קיים הסדר עם המדינה אשר הוסכם עליו בשנת 2003 והוא נוגע לכיסוי הגירעונות האקטואריים של אותן קרנות. כך, על אף ההיקף המשמעותי של הסבסוד, יש לראות בגובה הסבסוד בעבור האג״ח המיועדות לקרנות הוותיקות מרכיב נפרד שהוא חלק מהסדר כולל הנוגע לקרנות אלו.

היקף הסבסוד מושפע משני גורמים מרכזיים:

- היקף הגיוס הלא סחיר (ובמקרה של חברות ביטוח, גם תמהיל הגיוס בין הקרנות השונות) לפי חודשים כתלות בנכסים.
- תשואת השוק באפיק הצמוד לטווח הרלוונטי לפי חודשים.

להלן האומדן המרכזי להיקף הסבסוד הצפוי עבור קרנות הפנסיה וחברות הביטוח נכון לסוף שנת 2015 ולשנת 2016, במיליוני ש"ח:

קרנות הפנסיה

סובסידיה חדשה בגין שנת התקציב		סך סובסידיה מצטבר	
2015	2016	2015	2016
1,107	1,066	3,779	4,786

חברות הביטוח

סובסידיה חדשה בגין שנת התקציב		סך סובסידיה מצטבר	
2015	2016	2015	2016
250	244	1,368	1,586

סיכום

מיליוני ש"ח	2015	2016
קרנות הפנסיה	3,779	4,786
חברות הביטוח	1,368	1,586
סה"כ	5,147	6,372

ניתוחי רגישות

הטבלה שלהלן מציגה ניתוח רגישות לאומדן המרכזי לסבסוד בשנים 2015 ו-2016:

מיליוני ש"ח	2015	2016
עלייה של 1% בתשואת אג"ח ממשלתית צמודה מקבילה	(170)	(510)
עלייה לכל 1 מיליארד ש"ח בהיקף הגיוס הלא סחיר	42	82

מטרת אומדן זה לתת גילוי להיקף הסבסוד הגלום בהנפקת איגרות חוב מיועדות בהתאם לנתונים הידועים ליום עריכת האומדן. אומדן זה עשוי להשתנות באופן מהותי בשל הרגישות הגבוהה של התחזית לתשואות בשוק ההון, לשינויים בעקום התשואות של איגרות חוב ממשלתיות, להיקף הצבירה נטו של הקרנות ולשינויים בתיק הנכסים של קרנות הפנסיה.

תקציב הגִמלאות והפיצויים

הצעת תקציב הגמלאות והפיצויים לשנת הכספים 2015 (סעיף 12) מסתכמת בכ-15.3 מיליארד ש״ח, מהם כ-14.7 מיליארד ש״ח בהוצאה נטו, וכ-678 מיליון ש״ח בהוצאה מותנית בהכנסה.

סך תשלומי הגמלאות לפנסיה תקציבית לשנת הכספים 2015, כולל תשלומי גמלאות בגין שוטרים, סוהרים, משרתי קבע ועובדי מערכת הביטחון, עומדת על 25.9 מיליארד ש״ח, מהם כ-25.2 מיליארד ש״ח בהוצאה נטו, וכ-683 מיליון ש״ח בהוצאה מותנית בהכנסה.

הצעת תקציב הגמלאות והפיצויים לשנת הכספים 2016 (סעיף 12) מסתכמת בכ-16.2 מיליארד ש״ח, מהם כ-15.6 מיליארד ש״ח בהוצאה נטו, וכ-678 מיליון ש״ח בהוצאה מותנית בהכנסה.

סך תשלומי הגמלאות לפנסיה תקציבית לשנת הכספים 2016, כולל תשלומי גמלאות בגין שוטרים, סוהרים, משרתי קבע ועובדי מערכת הביטחון, עומד על 27.4 מיליארד ש״ח, מהם כ-26.7 מיליארד ש״ח בהוצאה נטו, וכ-683 מיליון ש״ח בהוצאה מותנית בהכנסה.

לעניין הגמלאים ועובדי המדינה הפעילים, לרבות משרתי הקבע, שוטרים, סוהרים ועובדי הוראה, החבות האקטוארית החשבונאית של המדינה בגינם עמדה בסוף שנת 2014 על כ-648 מיליארד ש״ח בערך הנוכחי.

התרשים שלהלן מדגים את תזרים התשלומים הצפוי בגין גמלאי שירות המדינה ובגין גמלאים ועובדי מדינה פעילים, והוא צפוי לעלות באופן ניכר בשנים הקרובות:

תזרים התשלומים הצפוי, פנסיה התקציבית

כולל שוטרים, סוהרים, עובדי מדינה, הוראה אנשי קבע, ועובדי מערכת הביטחון


סה״כ
גמלאים מקבלי קצבה
פעילים שיפרשו
30,000
25,000
20,000
15,000
10,000
5,000
0
2014
2024
2034
2044
2054
2064
2074
2084
2094
2104

מקור: משרד האוצר

התרשים שלהלן מדגים את התפתחות תקציב הגמלאות הרב-שנתי בתשלומי הגמלאות בשנים האחרונות (ברוטו, מיליארד ש״ח):

התפתחות תקציב הגמלאות

כולל שוטרים, סוהרים, עובדי מדינה, עובדי הוראה, אנשי קבע, ועובדי מערכת הביטחון


עובדי מדינה, עובדי הוראה ונושאי משרה
משטרה ושב״ס
בטחון
25,000
20,000
15,000
10,000
5,000
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

מקור: משרד האוצר

תשלומי גמלאות בסעיף 12

בסעיף זה מתוקצבים תשלומי הקצבאות בהסדרי הפנסיה התקציבית המשולמים מאוצר המדינה בהתאם להוראות הדין ולהסדרים עם תאגידים שהוקמו בחוק ועם חברות ממשלתיות. בדיקת הזכאות ואישור גובה הגמלה נעשים על ידי מנהלת הגמלאות באגף החשב הכללי.

החל משנת 2005 מתוקצבים בסעיף הגמלאות, מלבד תשלומי הפנסיה התקציבית גם הנושאים הבאים: סיוע ממשלתי לקרנות הפנסיה הוותיקות שבהסדר לפי פרק ז׳1 לחוק הפיקוח על השירותים הפיננסיים (ביטוח), התשמ״א-1981 (להלן ״חוק הביטוח״), מימון התחייבות המדינה בגין העלאת גיל הפרישה מעבודה וסיוע ממשלתי לקרנות הפנסיה הוותיקות שאינן נמנות על קרנות הפנסיה שבהסדר, בשל הקטנת היקף אגרות החוב המיועדות.

מספר מקבלי הגמלאות ממִנהלת הגמלאות (גמלאים ושארים) בשנים 2014-2004 ללא מערכת הביטחון, שוטרים וסוהרים

2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
75,252	81,019	82,519	87,683	90,209	91,147	93,951	96,639	98,464	100,917	104,896

מהנתונים שלעיל ניתן לראות גידול שנתי ממוצע של כ-3,000 גמלאים ושארים. יצוין כי גמלאי שירות המדינה פורשים הן מתוקף הגעה לגיל פרישה והן מתוקף פרישה מוקדמת, כפי שהיא מתאפשרת על ידי חוק שירות המדינה גמלאות. לעובדי ההוראה מותרת מדי שנה מכסת פרישה מוקדמת. פורשים אלה, הנמנים על האוכלוסייה שלעיל, מגדילים את מספר הפורשים מעבר לפורשים בפרישה טבעית. גורם נוסף התורם להגדלת פרישות עובדים הוא תכניות פרישה (ממוקדות ורוחביות). הגידול השנתי הממוצע צפוי להישאר על כנו בשנים הקרובות ולהגיע לשיא בשנת 2036 לערך. בשנה זו צפוי גם שיא ההוצאה על תשלומי גמלאות פנסיה תקציבית לעובדי מדינה ולעובדי הוראה.

המעבר מפנסיה תקציבית לפנסיה צוברת

בחודש מארס 1999 נחתם הסכם בין הממשלה, הרשויות המקומיות, האוניברסיטאות ותאגידים נוספים לבין הסתדרות העובדים הכללית החדשה. לפי ההסכם עובדים חדשים בשירות הממשלתי והציבורי יבוטחו בפנסיה צוברת במקום בפנסיה התקציבית שהייתה נהוגה עד אז. בחודש יולי 2001 נחתם הסכם בין הסתדרות העובדים הכללית החדשה לבין מרכז השלטון המקומי ושלוש הערים הגדולות, אשר קבע כי החל מיום 1 בנובמבר 2001 עובדים חדשים ברשויות המקומיות יבוטחו בפנסיה צוברת. בחוק ההסדרים במשק המדינה לשנת 2002, תוקן חוק הגמלאות, ובעקבות זאת ניתן יהיה ליישם את ההסכם שנחתם במארס 1999 גם לגבי עובדי המדינה. יישום ההסכם החל ביום 1 באפריל 2004.

במסגרת חוק ההסדרים במשק המדינה לשנת 1999 תוקן חוק הגמלאות לנושאי משרה ברשויות השלטון. לפי תיקון החוק בוטלה הזכאות לגמלאות מאוצר המדינה של נשיא המדינה, חברי כנסת, שרים, שופטים, דיינים, קאדים, רבנים ראשיים, מבקר המדינה, נגיד בנק ישראל ומשנהו, שהחלו בכהונתם לאחר יום 15 במאי 1998. על פי תיקון החוק זכויותיהם לגמלאות יבוטחו במסגרת קרן פנסיה או קופת גמל לפי בחירתם.

ביום 15 בספטמבר 2003 החליטה הממשלה כי חיילים אשר התחייבו לשירות הקבע החל מיום 1 בינואר 2004, ייקלטו למסלול של פנסיה צוברת, החלטה שנקבעה כחוק בחוק המדיניות הכלכלית לשנת הכספים 2004.

הצמדת גמלאות הפנסיה התקציבית למדד המחירים לצרכן

ביום 14 ביולי 2009 התקבל בכנסת חוק ההתייעלות הכלכלית (תיקוני חקיקה ליישום התכנית הכלכלית לשנים 2010-2009, התשס"ט-2009. פרק ח' לחוק האמור כולל תיקוני חקיקה לחוק הגמלאות. עיקרו של הפרק הוא שינוי שיטת עדכון המשכורת הקובעת, כך שהיא תעודכן אחת לשנה בהתאם לשיעור עליית מדד המחירים לצרכן שמפרסמת הלשכה המרכזית לסטטיסטיקה. השיטה האמורה החליפה את השיטה שנהגה לפי חוק הגמלאות עד לאותו מועד,

ולפיה הקצבה תעודכן בהתאם לשינויים במשכורת הקובעת של עובד פעיל בדרגתו של הגמלאי ערב פרישתו. כמו כן נקבעו בסעיף 9א לחוק הגמלאות מספר תוספות לקצבה והן תשולמנה באופן שפורט באותו סעיף.

תיקון דומה הוחל במהלך שנת 2012 על גמלאי צבא הקבע במסגרת תיקון מס׳ 27 לחוק צבא הקבע (גמלאות) התשמ״ה-1985 התשע״ב-2012 ועל גמלאי המשטרה במסגרת תיקון מס׳ 52 לחוק שירות המדינה (גמלאות) התש״ל-1970.

הסיוע לקרנות הפנסיה הוותיקות שבהסדר

לנוכח הגירעונות האקטואריים בקרנות הפנסיה הוותיקות הגירעוניות החליטה הממשלה ביום 25 במארס 2003 על גיבוש תכנית הבראה לקרנות הגירעוניות, שבמסגרתה יינתן סיוע ממשלתי בהיקפים כספיים חסרי תקדים.

ביום 29 במאי 2003 חוקקה הכנסת את פרק ז׳ 1 לחוק הביטוח במסגרת התכנית להבראת קרנות הפנסיה הוותיקות הגירעוניות. התכנית נועדה, כאמור, לטפל בגירעון האקטוארי של קרנות הפנסיה, כדי להביאן לאיזון אקטוארי באמצעות שינויים בזכויות ובחובות העמיתים ובמתן סיוע ממשלתי בסך של 78.3 מיליארד ש״ח במחירי ינואר 2003. סכום הסיוע הממשלתי צמוד למדד ונושא ריבית שנתית ראלית של 4 אחוזים, והוא שקול לסיוע של 131.4 מיליארד ש״ח במחירי ינואר 2012. בשנים 2016-2015 צפוי הסיוע הישיר לקרנות הפנסיה הוותיקות שבהסדר לעמוד על 3.6 מיליארד ש״ח ועל 3.9 מיליארד ש״ח בהתאמה.

הסדר קרנות הפנסיה החזיר את הוודאות לעמיתי קרנות הפנסיה, הבטיח התנהלות ראויה בקרנות ושיקם את האמון במערכת החיסכון הפנסיוני בישראל.

הסיוע לקרנות הפנסיה המאוזנות בגין ביטול אג״ח מיועדות

במקביל להסדר קרנות הפנסיה נעשה שינוי בהיקף אגרות החוב המיועדות המונפקות לקרנות ובסוג האג״ח המיועדות לכלל קרנות הפנסיה הוותיקות (הגירעוניות והמאוזנות), מאג״ח מיועדות מסוג ״מירון״ לאג״ח מיועדות מסוג ״ערד״.

מתוך מטרה לסייע לקרנות הפנסיה הוותיקות המאוזנות ובעקבות הפחתת שיעור התשואה על אגרות החוב המיועדות המונפקות, משרד האוצר מעביר לקרנות אלה סיוע בגובה הפער בין התשואה הראלית האפקטיבית של אגרות חוב מיועדות מסוג ״מירון״ לבין שיעור תשואה של 4 אחוזים על הנכסים החופשיים וכן מעניק סיוע בצורה של השלמת התשואה על אג״ח מסוג ״ערד״ לתשואת אג״ח מסוג ״מירון״.

חלק ד
הכנסות המדינה ממסים

תחזית ההתפתחויות המקרו-כלכליות והכנסות המדינה ממסים ומהכנסות אחרות בשנים 2016-2015

תחזית הטבות המס לשנת הכספים 2016-2015

תחזית ההתפתחויות המקרו-כלכליות והכנסות המדינה ממסים ומהכנסות אחרות בשנים 2016–2015

רקע

חלק זה מפרט את תחזיות משרד האוצר למשתנים מקרו-כלכליים, כגון: צמיחת התוצר, שוק העבודה, השינוי במחירים, הכנסות המדינה ממסים וההכנסות האחרות, המשמשות לבניית התקציב לשנים 2016-2015. המסמך מכיל שישה פרקים: פרק א׳ מתאר בקצרה את המתודולוגיה לבניית התחזיות ובוחן את התחזיות שעמדו בבסיס התקציב לשנים 2014–2013 בהשוואה להתפתחויות בפועל; פרק ב׳ מציג את ההנחות המרכזיות לתחזיות המקרו-כלכליות העומדות בבסיס התקציב לשנים 2016–2015; פרק ג׳ מציג את התחזיות המקרו-כלכליות ואת פוטנציאל הצמיחה של המשק הישראלי בטווח הבינוני; פרק ד׳ מפרט את התחזיות להכנסות המדינה ממסים לשנים 2016–2015; פרק ה׳ מתאר את התחזיות להכנסות האחרות; ופרק ו׳ מציג את שינויי החקיקה המתוכננים והכנסות נוספות, הנובעות מצעדים שעליהם החליטה הממשלה לשנים 2016–2015.

פרק א׳: המתודולוגיה לבניית התחזיות והשוואה של התחזיות בבסיס התקציב לשנות הכספים 2014–2013 להתפתחויות בפועל

לצורך בניית התחזיות, אגף הכלכלן הראשי פיתח ארבעה מודלים אקונומטריים, כדלהלן:

- מודל חיזוי למדד המחירים לצרכן
- מודל חיזוי לתוצר, לרכיביו ולמצרפי שוק העבודה
- מודל לחיזוי הכנסות הממשלה ממסים ומאגרות
- מודל לחיזוי הכנסות אחרות של הממשלה

המודלים משתמשים בבסיס נתונים משותף ומניחים הנחות דומות לגבי משתנים אקסוגניים. התחזיות המתקבלות ממודלים 1 ו-2 משמשות לחיזוי ההכנסות ממסים ומאגרות ולחיזוי ההכנסות האחרות, תוך ביצוע שינויים והתאמות במקרים של שינויים משמעותיים במצב הביטחוני, אירועים כלכליים שאינם נכללים במודל החיזוי, שינויי חקיקה המשפיעים על הפעילות הכלכלית וכד׳.

לוח 1 משווה בין התחזיות שעמדו בבסיס התקציב לשנות הכספים 2013–2014, לבין הנתונים בפועל. התחזיות לתקציב 2014–2013 הוכנו במאי 2013, ובשתי השנים נרשמה צמיחה נמוכה יותר, בהשוואה לתחזית התקציב. יצוין כי באוגוסט 2013, ביצעה הלמ״ס עדכון מהותי במתודולוגיית חישוב התוצר ורכיביו. כתוצאה מהעדכון עלה התוצר הנומינלי בכ-7 אחוזים לצד שינוי בקצבי הצמיחה ובמחירי התוצר. עיקר ההאטה בצמיחה בשנים 2013–2014 מוסברת על ידי תרומה נמוכה יותר של הפקת הגז לתוצר ועל ידי התאוששות אטית יותר של הכלכלה העולמית, בהשוואה לזו שנחזתה על ידי קרן המטבע הבינלאומית ואשר שימשה לעריכת התחזיות לגבי ישראל. בנוסף, מבצע ״צוק איתן״ תרם גם הוא לירידה בקצב הצמיחה בשנת 2014. קצב האינפלציה בשנת 2013 היה דומה לתחזית. בשנת 2014 חלה ירידה בקצב האינפלציה, בעיקר בשל השפעת התחזקות השקל החל מהמחצית השנייה של 2013 ועד אמצע 2014 ובשל ההאטה בצמיחה במשק במהלך שנת 2014. מאז חודש אוגוסט 2014 חל היפוך מגמה ונרשם פיחות בשער השקל מול הדולר, ומנגד חל תיסוף מול האירו. הגידול בשכר בפועל היה דומה לצפי המקורי. בניכוי הכנסות חד-פעמיות וגבייה בגין רווחים כלואים מעבר

למתוכנן, הכנסות המדינה ממסים בפועל בשנת 2013 היו גבוהות ב-1.8 מיליארד ש״ח בהשוואה לתחזית המקורית. בשנת 2014 הגבייה בפועל, לאחר התאמות לשינויי החקיקה (שנערכו לאחר אישור התקציב לשנים 2013—2014), הייתה דומה לתחזית שעמדה בבסיס התקציב לשנים 2013—2014.

הכנסות המדינה ממסים בפועל בשנת 2013 היו דומות לאלו שבתחזית המקורית (גבוהות ב-1.8 מיליארד ש״ח) וזאת בניכוי הכנסות חד-פעמיות (מוסבר בפרק הכנסות חד-פעמיות להלן) וגבייה בגין רווחים כלואים מעבר למתוכנן. בשנת 2014 הגבייה בפועל, לאחר התאמות לשינויי החקיקה (והשינויים שנערכו לאחר אישור התקציב לשנים 2013—2014), הייתה דומה לתחזית שעמדה בבסיס התקציב לשנים 2013—2014.

ההכנסות האחרות בשנת 2014 הסתכמו ב-28.3 מיליארד ש״ח. זאת בהשוואה לתחזית גבייה בסך 30.9 מיליארד ש״ח בבסיס התקציב לשנים 2013—2014. הפער נובע מגבייה נמוכה יחסית בסעיף ׳יתר ההכנסות׳ ובסעיף ׳תקבולי הסיוע הביטחוני׳ (האחרונה, על רקע התחזקות השקל במחצית הראשונה של 2014) וכן מעלייה מתונה יחסית במלוות מהביטוח הלאומי.

תהליך הכנת התקציב מחייב גיבוש תחזיות מקרו-כלכליות ותחזיות להכנסות המדינה כבר בשלב מוקדם (השנה – בחודש מארס). בעקבות זאת, התחזית הראשונה ששימשה להכנת התקציב נערכה במארס 2015 ועודכנה ביוני 2015. מאז סוף יוני ועד הפרסום הצטרפו נתונים שיש להם השפעה מהותית על התחזית, ולפיכך בוצע עדכון נוסף של התחזיות בתחילת חודש ספטמבר.

עדכון תחזית הצמיחה כלפי מטה מגביר את חוסר הוודאות של תחזית ההכנסות ממסים המגלמת את הגידול בגבייה בחודשים האחרונים. זאת מכיוון שתחזית ההכנסות מניחה כי חלק מהגידול בהכנסות אלה הוא פרמננטי.

לוח 1: תחזיות התקציב לשנים 2013—2014
(בהשוואה לנתונים בפועל)

	2013		2014	
	תחזית התקציב	בפועל	תחזית התקציב	בפועל
צמיחה (ב-%)	3.8	3.2	3.3	2.6
השינוי במחירי התוצר (ב-%)*	1.7	2.5	2.2	1.0
תוצר נומינלי (מיליארדי ש״ח)*	1049.1 (981.7)	1,055.8	1,109.1 (1,037.8)	1,093.7
מדד מחירים לצרכן (ב-%)	1.7	1.5	2.3	0.5
הגידול בשכר (ב-%)	0.8	0.9	0.9	1.1
הגידול במועסקים (ב-%)	2.3	2.7	1.7	3.1
בלתי מועסקים (ב-% מהמשתתפים)	6.6	6.2	6.6	5.9
גביית מסים (במיליארדי ש״ח)	234.2	240.5	253.3	254.7
הכנסות אחרות (במיליארדי ש״ח)	28.9	28.8	30.9	28.3

* התוצר החזוי בתקציב (הנתון בסוגריים) הוא בהגדרות קודמות של החשבונאות הלאומית והותאם לפי מקדם השרשור להגדרות החדשות (SNA2008). במסגרת המעבר להגדרות החדשות בוצע עדכון במחירי התוצר המסביר את רוב הפער במחירי התוצר בשנת 2013.

פרק ב׳: הנחות המודלים ונושאים רלוונטיים לתחזית

להלן עיקרי ההנחות ששימשו לחיזוי ופירוט הדרך שבה התגבשו הנחות אלה:

אינדיקטורים עולמיים רלוונטיים

ההנחות במודל לגבי הסביבה העולמית מתבססות על תחזיות קרן המטבע הבינלאומית תוך התאמות. התחזיות המקוריות שפורסמו באפריל 2015 עודכנו כלפי מטה ביולי. זאת בהמשך לעדכון המתמשך של תחזיות הסחר העולמי כלפי מטה בשנים האחרונות. בתוך כך, ההנחה במודל היא כי כלכלת ארה״ב תצמח בשנים 2015 ו-2016 בשיעור של 2.5 ו-3.0 אחוזים בהתאמה (ראה תרשים 1). עד כה, התרחב הסחר העולמי ב-0.3 בשנת 2015, פחות באופן משמעותי מתחזית העדכנית של קרן המטבע הצופה התרחבות של 4.1 אחוזים. ההנחה במודל היא כי היקף הסחר העולמי ימשיך להתרחב בקצב אטי יחסית במהלך שנת 2015 (בשיעור של 2.0 אחוזים). בשנת 2016 תחזית האוצר מניחה כי הסחר העולמי יצמח ב-4.0 אחוזים (לעומת תחזית הקרן להתרחבות של 4.4 אחוזים). בנוסף, ההנחה במודל היא כי רמות מחירי הנפט יהיו דומות לאלו הנוכחיות. ברבעון האחרון של שנת 2014 חלה ירידה משמעותית במחירי הנפט, ובחודשים האחרונים חלה עלייה במחירים.

תרשים 1: הצמיחה בארה״ב והתרחבות הסחר העולמי (שינוי שנתי באחוזים*)


תמ״ג ארה״ב
הסחר העולמי
15.00%
10.00%
5.00%
0.00%
-5.00%
-10.00%
-15.00%
ממוצע 95-08
2009
2010
2011
2012
2013
2014
*2015
*2016

מקור: קרן המטבע, BEA.
* תחזית

גורמים מקומיים

מודל התחזיות משתמש בשלושה אינדיקטורים מרכזיים המשפיעים על הביקושים המקומיים: מדדי המניות [ת״א 100 ונאסד״ק], שערי החליפין ושערי הריבית. על פי ההנחות יעלו מדדי המניות בקצב שנתי של 5 אחוזים (החל מחודש ספטמבר); שערי החליפין ינועו סביב רמתם בחודשים האחרונים; וריבית בנק ישראל תישאר ללא שינוי במהלך שנת 2015 ותחל לעלות במהלך שנת 2016.

שוק העבודה

בשוק העבודה, התחזית נסמכת על התחזיות הדמוגרפיות של הלמ״ס לחיזוי כוח העבודה (אוכלוסייה בגיל 15+). בהכנת התחזית בוצע תיקון לתחזיות הלמ״ס, מכיוון שאלה אינן כוללות זרמי עלייה התורמים לגידול באוכלוסייה.

הפקת הגז ממאגר ״תמר״

במארס 2013 החלה הפקת גז ממאגר ״תמר״ בהיקף שנתי של כ-BCM 6.5. היקף ההפקה עלה בשנת 2014 ל-BCM 7.6, והוא צפוי להתרחב עוד (בקצב מעט אטי יותר) במהלך השנים 2015–2016. הלמ״ס טרם פרסמה מתודולוגיה לחישוב תרומת הגז לתוצר. על פי ההערכה העומדת בבסיס התחזית, ההפקה תרמה כ0.3 נקודת אחוז לצמיחה בשנת 2014 וצפויה לתרום כ-0.1 נקודת אחוז לצמיחה בשנים 2015–2016. לאחר מכן, התרומה לצמיחת התוצר תתמתן ותושפע מגידול בהפקת הגז, עד למועד תחילת הפקת הגז בשדה ״לוויתן״.

השפעת הפקת הגז על הכנסות המדינה באה לידי ביטוי בשלושה ערוצים: מס ייסף (שהוטל בעקבות ועדת ששינסקי), מס חברות ״רגילי״ (שחל על השותפות בהפקה) ותמלוגים. ניתוח של עלויות הקמת התשתית העלה כי למדינה לא צפויות הכנסות בהיקף משמעותי ממס ייסף בשנים 2015–2016. בהמשך לבדיקה שנערכה ברשות המסים, הפקת הגז צפויה להניב הכנסות בגובה של מספר מאות מיליוני ש״ח במס החברות בשנים 2015–2016 ותמלוגים בהיקף של קרוב למיליארד ש״ח.

פער תוצר

תרשים 2 – השוואה בין-לאומית של פער התוצר בשנת 2014 (באחוזים)


2
0
-2
-4
-6
-8
-10
-12
-14
0.14
-0.151
-0.189
-0.464
-0.506
-0.512
-0.665
-0.758
-0.768
-0.926
-0.958
-0.982
-1.168
-1.18
-1.35
-1.54
-1.624
-1.94
-2.05
-2.135
-2.321
-2.441
-2.476
-2.476
-2.525
-2.617
-2.654
-2.829
-3.56
-3.681
-6.103
-6.271
-6.36
-12.628
יפן
נורבגיה
ישראל
ניו זילנד
הונגריה
קנדה
פולין
מקסיקו
בריטניה
גרמניה
שווייץ
אוסטרליה
קוריאה
בלגיה
צ'ילה
אוסטריה
סלובקיה
איסלנד
OECD
שוודיה
צרפת
טורקיה
אסטוניה
ארצות הברית
דנמרק
צ'כיה
הולנד
פינלנד
אירלנד
סלובניה
איטליה
פורטוגל
ספרד
יוון

מקור: OECD.

לאחר המשבר הגלובלי מרבית המשקים המפותחים נמצאים בפער תוצר שלילי משמעותי המשתקף בשיעורי אבטלה גבוהים, כלומר רמת התוצר הנוכחית בהם נמוכה מהפוטנציאל. בעקבות כך, בשנים הקרובות (עד לסגירת הפער) מדינות אלו יכולות לצמוח בשיעורים מוגברים.

בישראל המצב שונה באופן ניכר. המשק נפגע פחות מהמשבר העולמי ובשנים 2010–2011 הוא רשם צמיחה בשיעורים גבוהים, שהתמתנו בשנים האחרונות. אומדן משרד האוצר לפער התוצר בישראל (נכון לרבעון שני של 2015) הוא כ-0.9- אחוז (נמוך מעט מהאומדן של OECD המוצג בתרשים 2). גם נתוני שוק העבודה מצביעים כי היקף הפעילות הכלכלית בישראל קרוב לפוטנציאל.

פרק ג': תחזיות צמיחה, תעסוקה ואינפלציה

בשנת 2014 שיקפה הצמיחה במשק האטה מסוימת בפעילות הכלכלית, בין השאר בשל השפעות מבצע "צוק איתן". ברבעון הראשון של 2015 נמשכה צמיחה בקצב אטי יחסית, המשקפת חולשה מתמשכת בייצוא ובהשקעות.

בשנת 2015 צפוי המשק לצמוח בקצב הנמוך מפוטנציאל הטווח הבינוני. כך, קצב הצמיחה בשנת 2015 צפוי לעמוד על 2.6 אחוזים (כולל השפעת הפקת הגז), בדומה לשיעור הצמיחה בשנה החולפת. בשנת 2016 צפוי כי קצב הצמיחה יעלה ויסתכם ב-2.9 אחוזים. שיעורי צמיחה אלו כוללים את השפעת הגז בהיקף של 0.1 נקודת אחוז בשנים 2015–2016. התוצר לנפש בשנים 2015–2016 יצמח ב-0.8–1.2 אחוזים בהתאמה. בעקבות זאת, מצרפי שוק העבודה צפויים להיוותר ברמה הקרובה לתעסוקה מלאה, כאשר היקף התעסוקה יגדל ב-2.2 ו-1.7 אחוזים בשנים 2015 ו-2016 בהתאמה, ושיעור האבטלה יעמוד בשנים אלו על כ-5.1 אחוזים (בהשוואה ל-5.9 ב-2014). השכר במשק צפוי להמשיך לעלות, ויושפע מחידוש הסכמי העבודה במגזר הציבורי ומהעלאת שכר המינימום. בעקבות הורדת שיעור המע"מ ל-17 אחוזים, האינפלציה בשנים 2015–2016 צפויה לעמוד על –0.5 (שלילית) ו-0.7 אחוזים, בהתאמה. ללא השינוי במע"מ האינפלציה צפויה להיות –0.4 (שלילית) ו-1.1 בהתאמה. התחזיות המוצגות בחלק זה עודכנו בספטמבר 2015.

להלן פירוט התחזית לגבי רכיבי התוצר:

הצריכה הפרטית

הצריכה הפרטית צפויה לצמוח ב-4.0 אחוזים בשנת 2015 וב-3.0 אחוזים בשנת 2016, זאת לאחר שבשנת 2014 הצריכה התרחבה משמעותית מעבר לקצב גידול התוצר. הגידול בצריכה הפרטית בשנים 2015 ו-2016 משקף את השיפור בשוק העבודה, השפעת הריבית הנמוכה, ועליות נמשכות בשווקי ההון לצד ירידה במדד המחירים לצרכן.

הצריכה הציבורית

הצריכה הציבורית עלתה בשנת 2014 בשיעור גבוה יחסית של 3.3 אחוזים, בשל הגידול בצריכה הביטחונית על רקע אירועי "צוק איתן". הצריכה הציבורית צפויה לצמוח ב-2.8 אחוזים ב-2015 וב-2.9 אחוזים ב-2016. הגידול בשנת 2015 הושפע מההתנהלות במסגרת תקציב המשכי (1/12) והקדמת הוצאות שבוצעה ברבעון האחרון של 2014. התחזית לגידול בצריכה הציבורית בשנים 2015–2016 מבוססת בעיקר על התחזית להיקף התעסוקה במגזר הציבורי ובמידה פחותה על התפתחויות בשכר ובשער החליפין (התפתחויות בשכר ובשער החליפין משפיעות בעיקר על מחירי התוצר ולא על הגידול בהוצאה הציבורית הראלית).

השקעות

הצורך בהשקעות במשק נגזר ממלאי ההון הקיים ומקצבי הצמיחה הצפויים. בשנים 2010–2012 חל גידול מהיר בהשקעות (כולל פרויקטים בעלי אופי חד-פעמי כגון הקמת תשתית הגז) שהוביל לגידול במלאי ההון ושחק את פריון ההון (ראה תרשים 3). בנוסף, ההשקעות בבנייה הושפעו מחוסר הוודאות בענף בשנת 2014. לפיכך, התחזית להיקף ההשקעות משקפת חזרה לקצבי צמיחה רגילים ולאו דווקא צפי להאטה נוספת. במהלך ספטמבר 2014 ניתן אישור למתן מענק לחברת אינטל עבור שדרוג המפעל הקיים בקרית גת. השדרוג צפוי להגדיל משמעותית את ההשקעות בשנת 2016 ולתרום לצמיחת התוצר הכוללת בשנה זו (אם כי במידה מצומצמת יותר בשל מרכיב ייבוא גבוה).

תרשים 3 : ההשקעה בנכסים קבועים (אחוזי תוצר)


30
25
20
15
10
5
0
27
26.6
25.6
24.9
25
25.2
25.9
25.9
23.6
21.7
22.4
22.6
21.8
22.8
23.3
23.7
23.6
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 *2015 *2016

ייצוא וייבוא

ייצוא הסחורות והשירותים צפוי לקטון בשנת 2015 ב-1.1 אחוזים בשל חולשה בנתוני הסחר העולמי ולגדול ב-4.2 אחוזים בשנת 2016. הצפי להתאוששות בייצוא הסחורות בשנת 2016, לאחר קיפאון בשנים 2012–2013, נגזר מתחזיות הגופים הבין-לאומיים לעלייה בקצב התרחבות הסחר העולמי. בכל הנוגע לגידול בסחר העולמי בשנת 2016 הופעל מקדם ביטחון מסוים, לנוכח העדכון המתמשך של תחזיות הסחר העולמי כלפי מטה והדשדוש בנתוני סחר החוץ העולמיים במחצית הראשונה של 2015.

הגידול בייבוא משקף את הביקושים במשק, ובכלל זאת את החיסכון בייבוא אנרגיה כתוצאה מהפקה מקומית של גז טבעי, והוא צפוי לצמוח ב-0.3 אחוזים בשנת 2015 וב-3.9 אחוזים ב-2016.

אינפלציה

על פי התחזית, בעקבות הורדת שיעור המע״מ ל-17 אחוזים ברבעון האחרון של שנת 2015, האינפלציה בשנים 2015 ו-2016 צפויה לעמוד על –0.5 (שלילית) ו-0.7 אחוזים, בהתאמה. ללא השינוי במע״מ האינפלציה צפויה להיות –0.4 (שלילית) ו-1.1 בהתאמה. הירידה במדד המחירים לצרכן משקפת את ההשפעה של הוזלת סחורות עולמיות (כגון מחירי הנפט) וכן של ירידות מחירים בחשמל ובמים שחלו בראשית שנת 2015.

קצב עליית המדד (ב-12 החודשים האחרונים) ממשיך להיות שלילי (-0.4 אחוזים) ונמצא מחוץ לטווח יעד האינפלציה מאז חודש יוני אשתקד. על פי התחזית, קצב עליית המדד אינו צפוי להתכנס לטווח היעד עד לתחילת שנת 2016. עליית המדד בחודשיים האחרונים מפחיתה את הלחצים על בנק ישראל. מנגד, ההתחזקות ההדרגתית של השקל במחצית הראשונה של שנת 2015 הובילה את הבנק לרכוש מט״ח בהיקף של מעל ל-2.5 מיליארד דולר השנה.

תעסוקה ושכר

לאחר גידול מהיר בתעסוקה ב-2014 יתמתן קצב הגידול במספר המועסקים והוא יעמוד בשנת 2015 על 2.2 אחוזים, ובשנת 2016 על 1.7 אחוזים. על פי התאוריה הכלכלית, ההתפתחויות בשוק העבודה מתואמות עם נתוני הצמיחה. במהלך שנת 2014 נוצר פער, כאשר נתוני הצמיחה הצביעו על האטה מסוימת בפעילות הכלכלית, בעוד שנתוני שוק העבודה דיווחו על המשך השיפור. הסבר חלקי לכך נובע מהרכב הגידול בתעסוקה – מאז שנת 2011, הגידול בתעסוקה בשירותים הציבוריים היה גבוה משמעותית מן הגידול במגזר העסקי.

בשנים האחרונות חל שיפור משמעותי בשוק העבודה, כאשר מספר המועסקים גדל מעבר לגידול בכוח העבודה במשק. כתוצאה מכך, חלה ירידה משמעותית בשיעור האבטלה ושיפור ניכר בשיעור ההשתתפות. השכר עלה בקצב אטי בשנים 2010–2012, קצב נמוך בהשוואה לזה של הגידול בתוצר לנפש. במהלך השנים 2013–2014 נרשמה האצה מסוימת בגידול בשכר, בעיקר במגזר הציבורי אך גם במגזר העסקי. האצה זו היא בין היתר תוצאה של אינפלציה בפועל שהייתה נמוכה מהציפיות ושל שיפור במצרפי שוק העבודה. התפתחות השכר בשנים 2015–2016 תושפע מהעלאת שכר המינימום ומהסכמי שכר במגזר הציבורי שייחתמו במהלך התקופה.

תחזיות של גופים אחרים

התחזית המפורטת במסמך זה עודכנה בספטמבר 2015. ביוני 2015 פרסם בנק ישראל תחזית לצמיחת התוצר, הגבוהה מתחזית התקציב ב-0.4 נקודת אחוז לגבי שנת 2015 וגבוהה ב-0.8 נקודת אחוז לגבי שנת 2016. עם זאת, התחזית האחרונה של בנק ישראל פורסמה לפני דיווח על נתון הצמיחה החלש ברבעון השני של שנת 2015. בנוסף, חלק מהפער ביחס לתחזית הצמיחה בשנת 2016 נובע מהערכת בנק ישראל כי בשנה זו צפויה עלייה ניכרת בייצוא – הערכה המבוססת על עדכון כלפי מעלה של התחזית לייבוא במדינות ה-OECD. תחזית התקציב משקפת אופטימיות נמוכה יותר ביחס לייצוא, בשל שני גורמים: המגמה שלפיה תחזיות הסחר העולמי מתוקנות באופן עקבי כלפי מטה והחולשה בנתוני הייצוא מן התקופה האחרונה. בנוסף, במהלך חודש ספטמבר פרסמה קרן המטבע הבינ"ל תחזית צמיחה לישראל הנמוכה מתחזית התקציב ב-0.1 נקודת אחוז לגבי 2015, וגבוהה ב-0.4 נקודות אחוז מתחזית התקציב ל-2016. התחזית של ה-OECD פורסמה בחודש מאי (ראו לוח 2).

לוח 2: תחזיות האוצר בהשוואה לגופים מובילים אחרים

	2015	2016	תאריך עדכון
משרד האוצר	2.6	2.9	ספטמבר 2015
בנק ישראל	2.6	3.3	ספטמבר 2015
קרן המטבע	2.5	3.3	ספטמבר 2015
OECD	2.5	3.5	אוקטובר 2015

הסיכונים שבתחזית

התחזיות המקרו-כלכליות המוצגות בחלק זה מבוססות על מערכת מקיפה של הנחות. ההנחות המשפיעות ביותר נוגעות לסביבה הגלובלית (הצמיחה והגידול בסחר העולמי). אי-התממשותן של ההנחות, כפי שקרה בכל הנוגע לגידול בסחר העולמי בשנים 2013–2014, עלולה להוביל לסטייה מהתחזית המקורית. לגבי התחומים שלהלן קיים חוסר ודאות משמעותי:

- סיכון לפגיעה בצמיחה בקרב משקים מפותחים (כתוצאה ממשבר בגוש האירו או העלאת הריבית בארה״ב). סיכון להאטה נוספת בקרב משקפים מתפתחים (בדגש על סין).
- הריביות הנמוכות בארץ ובעולם מגבירות את החשש להתפתחות בועות נכסים (מדדי מניות, מחירי הדיור) בעולם ובישראל.
- מבצע ״צוק איתן״, המשך חוסר היציבות במזה״ת והלחימה באוקראינה המחישו את הסיכונים הגאו-פוליטיים באזור ובזירה הגלובלית.
- התחזקות השקל מול סל המטבעות פוגעת, במידת מה, בכושר התחרותיות של החברות הייצואניות.
- חוסר הוודאות לגבי ההתפתחויות בענף הנדל״ן.

לוח 3 : שיעורי הצמיחה של התוצר הראלי ומרכיביו, 2016-2013

שיעורי צמיחה ראליים (באחוזים)

האינדיקאטור	ממוצע 2013–2004 בפועל	2013 בפועל	2014 בפועל	2015 תחזית	2016 תחזית
תמ״ג*	4.3	3.3 (2.7)	2.6 (2.3)	2.6 (2.5)	2.9 (2.8)
צריכה פרטית	3.9	3.9	3.7	4.0	3.0
צריכה ציבורית	2.4	4.0	3.3	2.8	2.9
השקעה גולמית	6.0	1.7	1.0	0.2	1.8
השקעה בנכסים קבועים	5.5	3.6	-0.2	-1.2	3.8
ייצוא	5.6	0.1	1.5	-1.1	4.2
סחורות ללא יהלומים	**4.8	-0.6	2.6	0.2	3.7
שירותים	**6.6	2.7	1.4	-1.3	5.0
ייבוא	4.6	0.5	3.0	0.3	3.9
התוצר העסקי	4.8	3.4	2.3	2.7	3.6
אבטלה	8.5	6.2	5.9	5.1	5.1

* בסוגריים צמיחה ללא תרומת גז.

** בשנים 2007–2013.

התחזית עודכנה בספטמבר 2015.

לוח 4: תחזית מדד המחירים, 2016-2013

שינוי במדד	2013 בפועל	2014 בפועל	2015 תחזית	2016 תחזית
ממוצע לעומת ממוצע השנה הקודמת	1.5	0.5	-0.5	0.7
סוף השנה לעומת סוף השנה הקודמת	1.8	-0.2	0.6	1.1
נובמבר לעומת נובמבר אשתקד	1.9	-0.1	0.4	1.1

התחזית עודכנה בספטמבר 2015.

לוח 5: תחזיות שוק העבודה, 2016–2013

	2013 בפועל	2014 בפועל	2015 תחזית	2016 תחזית
שכר				
השכר הממוצע במחירים שוטפים	8,999	9,144	9,362	9,595
השינוי השנתי במחירים שוטפים (באחוזים)	2.5	1.6	2.4	2.5
השינוי השנתי במחירים קבועים (באחוזים)	0.9	1.1	2.9	1.8
מועסקים				
מספר המועסקים (אלפים)	3,450	3,556	3,634	3,695
השינוי השנתי (באחוזים)	2.7	3.1	2.2	1.7
מובטלים (אלפים)	228	223	191	197
שיעור האבטלה (באחוזים)	6.2	5.9	5.1	5.1
שיעור ההשתתפות (באחוזים)	63.7	64.2	63.9	64.0

התחזית עודכנה בספטמבר 2015.

לוח 6 : התוצר הראלי והתוצר הנומינלי 2016–2013

	2013 בפועל	2014 בפועל	2015 תחזית	2016 תחזית
שיעור שינוי בתמ״ג הראלי (באחוזים)	3.3	2.6	2.6	2.9
תמ״ג במחירים שוטפים (מיליארדי ש״ח)	1,055.7	1,093.7	1,141.1	1,187.7
שיעור שינוי בתמ״ג הנומינלי (באחוזים)	5.5	3.6	4.3	4.1

התחזית עודכנה בספטמבר 2015.

ניתוח פוטנציאל הצמיחה בטווח הבינוני

עיקרים

בשנים 2012–2014 חלה האטה בקצב הצמיחה (לכ-3 אחוזים), בהשוואה לממוצע של כ-4.3 אחוזים בעשור שקדם לכך. על פי התחזית גם בשנים 2015–2016 תימשך צמיחה בקצב דומה לזה שנרשם בשנים האחרונות. ניתוח זה בוחן את המקורות לירידה בקצבי הצמיחה ודן בשאלה האם מדובר בהאטה זמנית ומציג תחומים שהטיפול בהם יכול להגביר את קצב הצמיחה.

הניתוח מתבסס על מחקר אקונומטרי, הקושר את הצמיחה במשק לשורת משתנים מקרו-כלכליים כגון תשומת העבודה, הוצאות הביטחון, מיסוי, מדדי שוק ההון ומו״פ. לצורך הניתוח השוו קצבי ההתפתחות במשתנים אלו בשתי תקופות 1991–2011 לעומת 2012–2015. הירידה בצמיחה בשנים האחרונות מוסברת על ידי האטה בקצב הגידול של תשומת העבודה וההשקעות במו״פ. בנוסף, העלאת נטל גביית המסים הישירים והגידול בהוצאות הביטחון בשנים האחרונות מובילים לירידה בצמיחה. שני משתני מדיניות אלה יחד אחראים לירידה של 0.6 אחוז בקצב הצמיחה.

הירידה בקצב הצמיחה נובעת בעיקר ממגמות דמוגרפיות המשפיעות על היצע העבודה ומשינויים בסביבה הגאו-פוליטית. מגמות אלו צפויות להימשך בשנים הקרובות, ולכן **על פי ההערכות קצב הצמיחה הנוכחי (סביב 3 אחוזים) משקף את פוטנציאל הצמיחה בטווח הבינוני.**

הגורמים הקובעים את הצמיחה בישראל בשלושת העשורים האחרונים

לוח 7 מציג את מקדמי המשתנים שנמצאו משפיעים על הצמיחה מאז תחילת שנות ה-90. נמצא כי תשומת העבודה, מלאי המחקר והפיתוח ומדדי שוק ההון מתואמים חיובית עם הצמיחה. עם זאת, הוצאות הביטחון וגביית מסים ישירים פוגעות בקצב הצמיחה. משתנה ההתכנסות מודד את הפער בתוצר לנפש בין ישראל לארה״ב. ככל שהפער קטן יותר, מתייקרת עלות העבודה בישראל ומצטמצם היתרון התחרותי בזירה הגלובלית (במיוחד בענפים בעלי פריון נמוך יחסית). בתוך כך, למשתני המדיניות באמידה (מיסוי, הוצאות ביטחון) היה ונותר משקל משמעותי.

יובהר כי משמעות המקדמים הנקובים בטבלה כ״שינוי״ היא גמישות קצב הצמיחה ביחס למשתנים אלו. כך לדוגמה, אם קצב השינוי בתשומת העבודה יירד בנקודת אחוז, הדבר יגרע 0.665 נקי אחוז מקצב הצמיחה.

לוח 7 : משוואת הצמיחה של ישראל בשנים 2014-1991

שיטת אמידה מדגם	מודל OLS
השינוי בתשומת העבודה	0.665***
	(0.097)
התכנסות לתוצר ארה"ב בפיגור של שנה	-0.013**
	(0.006)
נטל הוצאות הביטחון	-0.235**
	(0.083)
השינוי במלאי המו"פ	0.225***
	(0.042)
גביית מסים ישירים כאחוז מהתוצר	-0.067*
	(0.032)
השינוי במדד S&P	0.022**
	(0.011)
השינוי הוצאות ביטחון בפיגור של שנה	-0.087**
	(0.035)
תצפיות	22
Adjusted R-Squared	0.891
AIC	-6.803

הערות: ***, ** ו-* מציינות רמת מובהקות של 1%, 5% ו-10%, בהתאמה. סטיות התקן מופיעות בסוגריים. הגורמים לשינויים המבניים במשק התורמים לצמיחה

סעיף זה עוסק בניתוח הגורמים שהובילו לירידה משמעותית בקצבי הצמיחה לאחר שנת 2011 ודן בשאלה האם מדובר בירידה זמנית או קבועה בקצב הצמיחה. לצורך זה נבחנו השינויים בקצבי הצמיחה של המשתנים המסבירים בשתי תקופות: 2015–2012 לעומת 2011–1992 ובעזרת מקדמי הרגרסיה (בלוח 8) הערכנו את השלכות השינויים על קצב הצמיחה. לוח 8 מציג את הגורמים לצמיחה בשתי התקופות.

לוח 8 – ממוצע שיעורי השינוי של המשתנים המשפיעים על קצב צמיחה

	2011–1992	2015–2012
תשומת העבודה	3.4%	2.2%
S&P500	6.1%	14.0%
היחס בין התוצר לנפש בישראל ובארה"ב (רמה)	59.2%	41.5%
גביית מסים ישירים כאחוז מהתוצר	-0.4%	0.5%
מלאי מחקר ופיתוח	6.0%	3.0%
הצריכה הביטחונית	-3.8%	1.4%
שיעור הצמיחה הממוצע בפועל	4.3%	3.0%

בשנים שלאחר 2011 חלה ירידה בקצב הגידול של תשומת העבודה ב-1.2 אחוז. הירידה נובעת ממגמות דמוגרפיות וממיצוי השיפור בשוק העבודה (בעיקר שיעור ההשתתפות). במקביל הואט הגידול במלאי ההון של מחקר ופיתוח, לאחר צמיחה מהירה בעשור החולף. בשנים האחרונות קטן הפער בין התוצר לנפש בישראל ובארה״ב. השיפור נובע מהמשך הצמיחה בישראל, בעוד התוצר לנפש בארה״ב נפגע במהלך המשבר הגלובלי. יצוין כי השוואת התוצר לנפש רגישה להגדרות.

הירידה ההדרגתית בצריכה הביטחונית (כאחוז מהתוצר) נעצרה בשנת 2013. מבצע ״צוק איתן״ השפיע על הצריכה הביטחונית במהלך 2014 וצפוי להשפיע גם ב-2015.

במהלך שלושת העשורים האחרונים בוצעו מספר רפורמות במסים שתוצאתן הייתה הקטנת נטל המיסוי, בפרט של המסים הישירים. מגמה זו נעצרה ואף חלו עליות מסוימות בשיעורי המסים הישירים בשנים האחרונות.

ניתוח ההשפעה היחסית של המשתנים התורמים לצמיחה

בין השנים 2015–2012 חלה ירידה בקצב הצמיחה ל-3.0 אחוזים, כ-1.3 נקודות אחוז פחות מהממוצע במהלך השנים 2011–1992. התרשים שלהלן מציג את הגורמים הכלכליים המסבירים את השינוי בקצב הצמיחה בין שתי תתי-התקופות, בהתבסס על השוואת שיעורי הצמיחה בלוח 8 ועל מקדמי ההשפעה בלוח 7.

תרשים 4 : הפער בין מקורות הצמיחה על פני זמן

תרומה לצמיחה המחושבת על ידי הכפלת השינוי בהתפתחות המשתנים המסבירים במקדמי ההשפעה.


0.4%
0.2%
0.0%
-0.2%
-0.4%
-0.6%
-0.8%
-1.0%
0.2%
-0.5%
-0.7%
-0.2%
-0.1%
-0.8%
מדד המניות
ביטחון
מו״פ
צמצום הפער ברמת החיים מול ארה״ב
גביית מסים ישירים כאחוז מהתוצר
עבודה

* תרומת הגורמים מחושבת על ערכי הרגרסיה ולכן אינה חייבת להסתכם לסך השינוי בקצב הצמיחה

השינויים במשתנים שהוצגו מסבירים את רוב הירידה בשיעורי הצמיחה בין התקופות. בתוך כך, התמתנות בקצב הגידול של תשומת העבודה מסבירה כ-0.8 אחוז מהירידה. העלייה בנטל המסים לצד הגידול בהוצאות הביטחון אחראים לירידה של 0.6 אחוז בקצב הצמיחה (אם העלייה במשתנים אלו תיעצר, הדבר יתרום כ-0.15 אחוז לקצב הצמיחה מדי שנה). ההאטה בגידול מלאי הון מחקר ופיתוח משקפת את מגבלת ההיצע של כוח אדם מיומן היכול להשתלב בשנים הקרובות בענפים מתקדמים.

תופעה נוספת היא הירידה בהשפעת גורם ההתכנסות. גורם זה משקף שתי השפעות מרכזיות – סגירה חלקית של הפער מול משקים מפותחים (מיצוי תנאי הפתיחה) והאטה שחלה (ועל פי תחזיות קרן המטבע צפויה להימשך גם בשנים הקרובות) בקצב הצמיחה בארה״ב ובמדינות מפותחות נוספות.

הניתוח שעיל מראה כי הירידה בקצב הצמיחה נובעת בעיקר ממגמות דמוגרפיות ומשינויים בסביבה הגאו-פוליטית וכן ממגמות עולמיות. מגמות אלו צפויות להימשך בשנים הקרובות ומכאן ההערכה כי קצב הצמיחה הנוכחי (סביב 3 אחוזים) משקף את פוטנציאל הצמיחה בטווח הבינוני.

פרק ד׳: תחזית הכנסות המדינה ממסים לשנות הכספים 2016–2015

עיקרים

בשנת 2015 תסתכמנה הכנסות המדינה ממסים, על פי התחזית, בכ-270.2 מיליארד ש״ח (כל הנתונים הם במחירים שוטפים, אלא אם צוין אחרת), לפי הפירוט הזה: 137.3 מיליארד ש״ח ממסים ישירים, 126.1 מיליארד ש״ח ממסים עקיפים ו-6.8 מיליארד ש״ח מאגרות. בשנת 2016 תסתכמנה הכנסות המדינה ממסים על פי התחזית בכ-280.7 מיליארד ש״ח, לפי הפירוט שלהלן: 142.7 מיליארד ש״ח ממסים ישירים, 131.1 מיליארד ש״ח ממסים עקיפים ו-6.9 מיליארד ש״ח מאגרות (ראה לוח 9). לפיכך, הכנסות המדינה ממסים ואגרות יעלו בשנים 2015 ו-2016 ב-5.1 וב-3.5 אחוזים (במחירים קבועים ובניכוי הכנסות חד-פעמיות ושינויי חקיקה), בהתאמה, לעומת השנה הקודמת. תחזית זו אינה כוללת צעדים של הורדת המיסוי המתוכננים להתבצע בחודשים הקרובים וצעדים נוספים למימון המהלכים. תחזית ההכנסות הכוללת את השפעת הצעדים מוצגת בפרק ו׳.

הכנסות המדינה מורכבות ממסים שגובה רשות המסים וכן הכנסות מאגרות שגובים משרדי הממשלה. ההכנסות כאן אינן כוללות מע״מ על הייבוא הביטחוני ואינן כוללות את הכנסותיהם של גופים אחרים במגזר הציבורי.

על פי התחזית, נטל המס הממשלתי, שהוא היחס בין סך הגבייה לתמ״ג, צפוי לעלות במעט בשנים 2016–2015 (ראה תרשים 9).

תחזית ההכנסות ממסים לשנים 2016–2015 הוכנה בחודש ספטמבר 2015. במועד זה היו ידועים נתוני הגבייה בפועל בחודשים ינואר–אוגוסט. התחזית מבוססת על מודל אקונומטרי, הלוקח בחשבון את תחזית הצמיחה, את מצרפי שוק העבודה ואת המחירים בתקופת התחזית. בנוסף, התחזית מתייחסת להשפעת גורמים נוספים על הגבייה – שינויי חקיקה, אירועים חד-פעמיים והגברת האכיפה. בשל הכנסות בהיקף חריג בחודשים יולי-אוגוסט 2015, שחלקן נבעו מגורמים חד-פעמיים, בוצע בחודש ספטמבר עדכון לתחזית המוצגת.

גורמים המשפיעים על התחזית

הכנסות חד-פעמיות – בתהליך חיזוי ההכנסות ממסים, נלקחות בחשבון הכנסות בעלות אופי חד-פעמי. מחד גיסא, הכנסות אלו אינן ניתנות לחיזוי באמצעות מודלים אקונומטריים, מאידך גיסא אי אפשר להתעלם מהן, שכן מדובר בסכומים משמעותיים. בשנים 2014–2012 נעו ההכנסות החד-פעמיות בטווח שבין 1.5 ל-6.2 מיליארד ש״ח. עד חודש ספטמבר 2015 הסתכמו ההכנסות החד-פעמיות בכ-3.6 מיליארד ש״ח. התחזית האקונומטרית נערכת על סדרות מנוכות הכנסות חד-פעמיות, ולפיכך יש צורך לקבוע את הצפי להיקף ההכנסות החד-פעמיות בתקופת התחזית.

לנוכח הנתונים של השנים האחרונות, התחזית לשנת 2016 מניחה כי ההכנסות החד-פעמיות יעמדו על 500 מיליון ש״ח.

את ההכנסות החריגות ניתן לחלק לשלושה סוגים:

- הכנסות על רווח ממכירת חברות גדולות: מדובר בסכומים גבוהים אשר מתקבלים לרוב אחת לכמה שנים. אמנם בשנתיים האחרונות נרשמו שלוש עסקאות כאלה, אך ב-7 שנים שקדמו לשנתיים הללו נרשמה עסקה אחת בלבד.
- הכנסות גבוהות באופן חריג בעקבות שומות שנסגרו: סגירת שומה איננה אירוע חריג, אך כאשר הסכומים עולים על רף של 800 מיליון ש״ח אנו מחשיבים הכנסות אלה כחד-פעמיות. בדרך כלל אין קשר בין תאריך תשלום המס בשומות בהיקף זה לבין מועד התרחשות הפעילות הכלכלית שבגינה נוצרה ההכנסה החייבת במס זה.
- הכנסות חריגות כתוצאה מצעדי מדיניות: יש צעדי מדיניות אשר מטרתם להגדיל את הכנסות המדינה (לדוגמה מ״רווחים כלואים״) או כאלה המביאים לגביה חד-פעמית גבוהה כתוצר לוואי.

תרשים 5: התפלגות ההכנסות החד-פעמיות לפי סוגים, 2012—2014


צעדי מדיניות,
50%
רווחי הון,
19%
אחר,
8%
שומות גבוהות,
23%

תרשים 6: סך ההכנסות החד-פעמיות


רווחי הון
צעדי מדיניות
שומות גבוהות
אחר
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
3,700
2,100
4,400
1,700
1,750
1,360
2012
2013
2014

הגברת האכיפה – בשנת 2013 אושרה תכנית להגברת האכיפה בתחום המסים שכללה שכלול של סמכויות רשות המסים, תוספת כוח אדם ותוספת תקציב. התחזית כוללת הנחת תוספת גבייה של 0.9 מיליארד ש״ח במהלך 2015.

ההתפתחות בגביית המסים

בשנתיים האחרונות נרשם גידול בגביית המסים הישירים, גידול המשקף, בין השאר, את המשך השיפור בשוק העבודה ואת העליות הנמשכות בשוקי ההון (ראה תרשימים 7 ו-8 להלן). הגבייה החריגה בחודשים יולי ואוגוסט הושפעה מהקדמת עסקאות בנדל״ן בשל העלאת מס הרכישה, אשר נכנסה לתוקף בסוף יוני. קצב הגידול של הכנסות ממסים עקיפים התמתן בשבעת החודשים הראשונים של 2015, לאחר הגידול המהיר בשנת 2014, וכעת הוא תואם את התחזית לגידול בצריכה הפרטית במשק.

תרשים 7: גביית מסים ישירים

מיליארדי ש״ח, מחירי 2014, ללא גבייה חריגה, מנוכה עונתית


13.0
12.0
11.0
10.0
9.0
8.0
01.13
07.13
01.14
07.14
01.15
07.15

תרשים 8: גביית מסים עקיפים

מיליארדי ש״ח, מחירי 2014, ללא גבייה חריגה, מנוכה עונתית


13.0
12.0
11.0
10.0
9.0
8.0
01.13
07.13
01.14
07.14
01.15
07.15

תחזיות להכנסות ממסים ומאגרות לשנות הכספים 2016–2015

התחזית לשנת הכספים 2015

בשנת 2015 תסתכמנה הכנסות המדינה ממסים ומאגרות, על פי התחזית, ב-270.2 מיליארד ש״ח, לפי הפירוט שלהלן: 137.3 מיליארד ש״ח ממסים ישירים, 126.1 מיליארד ש״ח ממסים עקיפים ו-6.8 מיליארד ש״ח מאגרות (בשנת 2004 אוחדו אגף מס הכנסה ומיסוי מקרקעין ואגף המכס ומע״מ לרשות המסים בישראל. בפרק זה נתייחס לשני אגפי המס לשעבר כ״מסים ישירים״ וכ״מסים עקיפים״, בהתאמה). בתוך כך, עלה סך הגבייה ב-5.1 אחוזים לעומת הגבייה בפועל בשנת 2014 (ראה לוח 9 ובנספח לפרק).

תחזית ההכנסות לשנת 2015 מניחה עלייה ראלית בשיעור של 2.6 אחוזים בתוצר המקומי הגולמי ועלייה של 1.7 אחוזים במחירי התוצר. תחזית ההכנסות מבוססת על שיעור צמיחת התוצר ללא השפעת גז, בשל אופן שונה במיסוי רכיב זה. תחזית הצמיחה (ללא השפעות גז) ששימשה למודל היא 2.5 אחוזים ב-2015 ו-2.8 אחוזים ב-2016. לפירוט מלא של ההנחות המקרו כלכליות, ראה פרקים ב׳ ו-ג׳.

התחזית לשנת הכספים 2016

בשנת 2016 תסתכמנה הכנסות המדינה ממסים ומאגרות, על פי התחזית, בכ-280.7 מיליארד ש״ח, לפי הפירוט שלהלן: 142.7 מיליארד ש״ח ממסים ישירים, 131.1 מיליארד ש״ח ממסים עקיפים ו-6.9 מיליארד ש״ח מאגרות. סכום זה מהווה עלייה של 3.5 אחוזים לעומת התחזית להכנסות בשנת 2015 (בניכוי מדד המחירים, הכנסות חד-פעמיות ושינויי חקיקה, ראה לוח 9 ובנספח לפרק).

תחזית ההכנסות לשנת 2016 מניחה עלייה ראלית בשיעור של 2.9 אחוזים בתוצר המקומי הגולמי ועלייה של 1.1 אחוזים במחירי התוצר.

לוח 9: עיקרי התחזית לגביית המסים

במיליארדי ש״ח

	2014 (בפועל)	2015	2016
תחזית הגבייה ממסים ומאגרות	254.7	270.2	280.7
מזה:			
מסים ישירים	124.9	137.3	142.7
מסים עקיפים	123.5	126.1	131.1
אגרות	6.3	6.8	6.9

גמישות גביית המסים ביחס לתוצר בשנות הכספים 2015–2016

ערכי הגמישות של ההכנסות ממסים ומאגרות ביחס לתוצר מהווים אינדיקטור חשוב לבחינת סבירות תחזית הגבייה.

גמישות גביית המסים בשנת 2015

על פי תחזית הגבייה הנוכחית, בשנת 2015 גמישות הכנסות ממסים ומאגרות ביחס לתוצר תעמוד על 2.0 (לפירוט החישוב ראה נספח לפרק), רמה חריגה ביחס לשנים האחרונות ולמקובל בספרות הכלכלית. הגמישות הגבוהה נובעת משלושה גורמים עיקריים:

- הכנסות שהתקבלו בפועל במהלך שנת 2015, כולל הכנסות עודפות ממיסוי מקרקעין.
- פער משמעותי בין מחירי תוצר לבין מדד מחירים לצרכן בשנה זו. הגמישות חושבה על סמך שיעור שינוי במחירים המורכב משני המדדים בפרופורציה שווה.
- הרכב הצמיחה – הירידה בקצב הצמיחה חלה ברכיבים אשר השפעתם בטווח הקצר על הכנסות המדינה מוגבלת (ייצוא, השקעות).

גמישות גביית המסים בשנת 2016

בשנת 2016 גמישות ההכנסות ממסים ביחס לתוצר צפויה לעמוד על 1.2, מעט מעל הגמישות שנמצאה ב״אמדנים לפונקציית הכנסות ממסים בישראל״ שערך עדי ברנדר (סדרת מאמרים לדיון 2001.02, ינואר 2001). לשם השוואה חושבה הגמישות גם לשנים 2011-2014 (ראה לוח 10). הגמישות בשנים 2011 ו-2013 הייתה מעט מעל יחידתית. בשנת 2012 נרשמה גמישות שלילית בעקבות הגבייה הנמוכה ועלייה חריגה במחירי התוצר שהושפעו משינויים חדים בשער

החליפין. בשנת 2014, שבה היה הבדל משמעותי בין מגמת הגבייה במחצית הראשונה של השנה לזו של המחצית השנייה, הגמישות הייתה גבוהה מיחידתית (לפירוט ראה נספח לפרק).

לוח 10 : אומדני גמישות הכנסות ממסים ביחס לתוצר, 2011–2016

	2011	2012	2013	2014	*2015	*2016
הכנסות ממסים (מיליארדי ש״ח)	211.5	218.0	240.5	254.7	270.2	280.7
שיעור הצמיחה (ללא השפעת הגז)	4.6%	3.4%	3.3%	2.6%	2.5%	2.8%
מדד המחירים לצרכן	3.5%	1.7%	1.5%	0.5%	**0.7%	1.1%
גמישות (בניכוי שינויי חקיקה והכנסות חד-פעמיות)	1.1	-0.7	1.1	1.2	2.0	1.2

*תחזית עדכנית לספטמבר 2015.

**בשל הפער בין השינוי הצפוי במדד המחירים לצרכן ובמדד מחירי התוצר, בחישוב הגמישות לשנת 2015 נלקח מדד המשלב את השינויים בשני מדדי המחירים במשקל שווה.

נטל המס

נטל המס בשנת 2014 עמד על 23.3 אחוזי תוצר. על פי התחזית, נטל המס יעלה במעט בשנים 2015–2016.

תרשים 9 – נטל המס (אחוזי תוצר)


30.0
25.0
20.0
15.0
10.0
5.0
0.0
27.7
27.3
26.5
25.6
25.7
25.9
26.5
26.6
24.0
21.9
22.6
22.9
22.0
22.9
23.4
23.5
23.4
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015*
2016*

*תחזית

ניתוח סיכונים לתחזית גביית המסים

ניתוח סטטיסטי

תחזיות המסים לשנים 2015–2016 חושבו באמצעות מודל אקונומטרי. תחזית המודל לגידול בהכנסות ממסים מתבססת על תחזיות למשתני המקרו (כגון צמיחה, תעסוקה ומחירים) ומתחשבת בשינויי החקיקה הצפויים להשפיע על הכנסות ממסים. התחזית לגביית המסים המופקת מהמודל משקפת את התרחיש הסטטיסטי הסביר ביותר. עם זאת, תחזית הגבייה, כמו כל תחזית סטטיסטית אחרת, איננה ודאית. הניתוח שלעיל מציג את חוסר הוודאות הגלום בתחזית לגביית המסים באמצעות שיטת ה-VAR (Value at Risk). VAR הוא מושג מעולם ניהול סיכונים, המבטא את ההפסד המקסימלי (במקרה שלנו במונחי גביית המסים) שייתכן בהסתברות נתונה. על פי ניתוח זה קיימת הסתברות קטנה מ-10 אחוזים לכך שהגבייה בפועל בשנת 2016 תהיה נמוכה מהתחזית ב-13.0 מיליארד ש״ח. במילים אחרות, בהסתברות של 90 אחוזים הגבייה ב-2016 תהיה גבוהה מ-267.7 מיליארד ש״ח (אם הגבייה בשנת 2015 תהיה בהתאם לתחזית).

תרשים 10 : ניתוח VAR לתחזית גביית המסים במספר רמות ודאות


320
300
280
260
240
220
200
2012
2013
2014
2015
2016
218.1
240.6
254.7
270.2
280.7
10%
25%
33%
33%
25%
10%

פרק ה': תחזית ההכנסות האחרות

תחזית ההכנסות האחרות מושפעת בעיקר מתחזיות המקרו, מההתפתחויות הכלכליות ומהתחזיות הדמוגרפיות, אשר תוארו בפרקים הקודמים. תחזית זו כוללת חמישה סעיפי תקבולים: מלוות מהביטוח הלאומי, סיוע בטחוני, מע"מ על ייבוא ביטחוני, הכנסות מריבית ו"יתר ההכנסות" (קטגוריה הכוללת בעיקר הכנסות בגין דיבידנדים מחברות ממשלתיות ומתמלוגים על אוצרות טבע). עריכת התחזיות נעשית באמצעות מודלים אקונומטריים ובאמצעות סימולציות.

על רקע המשבר בכלכלה העולמית, בשלהי העשור האחרון חלה ירידה משמעותית בהכנסות האחרות של הממשלה. כך, בעוד שממוצע ההכנסות האחרות בשנים 2005–2008 עמד על 33.2 מיליארד ש"ח, בשנים 2009–2014 ירד ממוצע זה ל-28.0 מיליארד ש"ח בלבד. במונחי תוצר, הירידה נרשמה במרבית רכיבי ההכנסות האחרות (ראה תרשים 11). בשנים האחרונות, במיוחד מאז שנת 2012, ניכרת התאוששות מסוימת בהכנסות האחרות והן צפויות לעלות בשנת 2015.

תרשים 11: ההתפתחות ברכיבי ההכנסות האחרות
(באחוזי תוצר)


1.8%
1.6%
1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
2009
2010
2011
2012
2013
2014
2015
2016
השקעות המוסד לב"ל
מענקים
כל יתר ההכנסות
מע"מ יבוא ביטחוני
גביית חובות ריבית

ההכנסות האחרות צפויות לעמוד על 29.9 מיליארד ש"ח בשנת 2015 ועל 29.7 מיליארד ש"ח בשנת 2016, זאת ללא שורת הצעדים המתוכננים בהצעת התקציב. הצפי לעלייה בהכנסות האחרות ב-2015 נובע מצפי לגידול בסעיף יתר ההכנסות ובשווי שקלי גבוה יותר של הסיוע הביטחוני. ב-2016 הצפי הוא לירידה בהכנסות בעיקר בשל ירידה בסעיף יתר ההכנסות.

לוח 11: תחזית תקבולי ההכנסות שאינן ממסים בשנים 2009–2016

במיליארדי ש"ח במחירים שוטפים

		מע"מ ייבוא ביטחוני	ריבית	מלוות מביטוח לאומי	יתר ההכנסות כולל גז	סיוע ביטחוני	סה"כ הכנסות אחרות	סה"כ הכנסות אחרות ב-% תוצר
2009	בפועל	1.0	2.5	12.6	3.1	8.2	27.4	3.4%
2010	בפועל	0.9	2.2	11.8	2.6	10.4	27.9	3.2%
2011	בפועל	0.7	1.8	14.0	2.3	8.6	27.4	3.0%
2012	בפועל	1.0	1.6	14.0	2.5	8.9	28.0	2.8%
2013	בפועל	1.4	1.5	14.2	3.4	8.4	28.8	2.7%
2014	בפועל	1.4	1.4	14.5	2.5	8.4	28.3	2.6%
2015	תחזית	1.6	1.3	14.6	*3.4	9.0	29.9	2.6%
2016	תחזית	1.6	1.2	15.0	2.9	9.0	29.7**	2.5%

התחזית נערכה בספטמבר 2015.

*כולל הכנסות חד-פעמיות כתוצאה מבוררות ים המלח.

** פערים הנובעים מהפרשי עיגולים.

תרחישים לסך הכנסות המדינה

תחזית המסים מושפעת, בין היתר, מהערכת המצב בכלכלה העולמית. הערכות אלה אינן ודאיות. להלן שני תרחישים אפשריים של ההתפתחויות הכלכליות בעולם, אשר ישפיעו על נתונים מקרו-כלכליים בישראל ובעקבות כך על גביית המסים בפועל.

בתרחיש האופטימי, התאוששות בצמיחה בגוש האירו תוביל לעלייה נוספת של 0.8 נקודת האחוז בצמיחת התוצר בישראל, לעלייה נוספת של 0.5 נקודת אחוז בתעסוקה ולעלייה נוספת של 5 נקודות אחוז במדדי הבורסה בהשוואה לנתוני תרחיש הבסיס. כתוצאה מכך, סך הכנסות המדינה יגדלו בכ-3.0 מיליארד ש"ח.

בתרחיש הפסימי, האטה בפעילות כלכלית בארה"ב או העמקת המשבר בגוש האירו, לצד האטה בהתרחבות הסחר העולמי, יובילו לירידה של 0.8 נקודת אחוז בצמיחת התוצר בישראל, לירידה של 0.5 נקודת אחוז בתעסוקה, ולירידה של 5 נקודות אחוז במדדי הבורסה בהשוואה לנתוני תרחיש הבסיס. כתוצאה מכך יקטנו סך הכנסות המדינה בכ-3.0 מיליארד ש"ח.

לוח 12: תחזית הכנסות המדינה: תרחישים

	תרחיש		
	מרכזי	אופטימי	פסימי
הכנסות ממסים	280.7	283.4	278.0
הכנסות אחרות	29.7	30.1	29.3
סך ההכנסות	310.4	313.5	307.3

פרק ו': שינויי חקיקה מתוכננים והכנסות נוספות בשנת הכספים 2016

במסגרת הצעת התקציב לשנים 2015–2016 שאישרה הממשלה נכללים צעדים שנועדו להניב הכנסות נוספות הדרושות להתכנסות לתקרת הגירעון. כמו כן הוחלט על הורדת שיעור המע"מ מ-18 אחוזים ל-17 אחוזים החל מ-1 באוקטובר 2015 ועל הפחתת שיעור מס החברות מ-26.5 אחוזים ל-25 אחוזים החל משנת המס 2016. בנוסף, לנוכח העלייה בקצב גביית המסים בשנת 2015 והצורך להתכנס למסגרת הגירעון שאישרה הממשלה לשנים 2015 ו-2016, הוחלט על הקדמת הפרשה לקרן מס רכוש בהיקף של 1.5 מיליארד ש"ח משנת 2016 לשנת 2015. להלן פירוט הצעדים ותרומתם להכנסות המדינה לשנת 2016 כפי שהוצגו לממשלה.

לוח 13א: צעדים בתחום המסים

צעד התאמה	אומדן היקף הכנסות בשנת 2016, במיליארדי ש"ח
הפחתת הטבת המס על הפקדת המעביד לקרן הפנסיה לשלוש פעמים השכר הממוצע	0.3
התכנית האסטרטגית רשות המסים	0.3
עלות הורדות המסים	-5.7
השפעת שינוי מיסוי על עיתוי הגבייה שינוי עיתוי ההפרשה לקרן מס רכוש	1.7
סך כל הצעדים	-3.4
תחזית הגבייה ממסים ואגרות כולל הצעדים המתוכננים	**277.3**

לוח 13ב: צעדים בתחום הכנסות האחרות

צעד התאמה	אומדן היקף הכנסות בשנת 2016, במיליארדי ש"ח
שיטת הרישום של הכנסות מהמוסד לביטוח לאומי	3.85
משיכת תמלוגים – רשות שדות התעופה	0.5
גביית דיבידנד חד-פעמי מחברות ממשלתיות	0.5
הארכת תקופת אכשרה לדמי אבטלה	0.075
תוספת הכנסות – שיבוב מחברות הביטוח (החזר הוצאות מהביטוח הלאומי)	0.2
משיכת עודפים מקרן ניקיון	0.2
סך כל הצעדים	5.3
תחזית ההכנסות האחרות כולל הצעדים המתוכננים	**35.0**

נספח - אופן חישוב גמישות ההכנסות ממסים ומאגרות ביחס לתוצר

אומדן גמישות ההכנסות ממסים ביחס לתוצר חושב על בסיס נתוני הכנסות וצמיחה של שנתיים עוקבות, והשנה הראשונה בכל צמד שנים היא שנת בסיס. מנתוני ההכנסות נוכו סכומים אשר התווספו לגבייה בעקבות שינויי חקיקה (תוספתיים) או הכנסות בעלות אופי חד-פעמי, זאת על מנת שיהיה אפשר להשוות בין הנתונים וליצור אומדן בעל משמעות כלכלית.

כך לדוגמה, בשנת 2015 צפויה גביית מסים בסך 270.2 מיליארד ש״ח. ערך זה, לאחר ניכוי השפעת שינויי חקיקה תוספתיים ביחס לשנת 2014, בניכוי השפעת הכנסות חד-פעמיות, עומד על 267.5 מיליארד ש״ח. יש להשוות ערך זה להכנסות בסך 252.7 מיליארד ש״ח בשנת 2014 (גבייה בפועל של 254.7 מיליארד בניכוי הכנסות חד-פעמיות והשפעת שינויי חקיקה), כך שהמסים צפויים לגדול בשנת 2015 ב-5.9 אחוזים. גידול זה הוא נומינלי ובניכוי הגידול במדד המחירים המשלב מדד המחירים לצרכן ומדד מחירי התוצר, המסים צפויים לעלות ב-5.1 אחוזים. הצמיחה הצפויה בשנת 2015 (ללא השפעת הגז) עומדת על 2.5, לכן הגמישות בשנת 2015 עומדת על 2.0.

לוח 14: אופן חישוב גמישות ההכנסות ביחס לתוצר

ערכי ההכנסות במיליארדי ש״ח במחירים שוטפים

	2014	2015	2015	2016
הכנסות בפועל	254.7	270.2	270.2	280.7
גבייה חד פעמית	2.75	2.1	2.1	
השפעת מע״מ 0%	-1.0			
התאמות נוספות	0.3	0.65	0.65	0.95
הכנסות במונחי שנת בסיס	252.7	267.5	267.5	279.8
שיעור הצמיחה (ללא גז)		2.5%		2.8%
מדד מחירים רלוונטי*		0.7%		1.1%
גמישות				1.2

* בשנת 2015 – שיעור שינוי במדד מחירים המשקלל את מדד המחירים לצרכן ואת מחירי התוצר

תחזית הטבות המס לשנות הכספים 2016–2015

הטבות המס לשנת 2015 יסתכמו, על פי התחזית בכ-49.6 מיליארד ש"ח, שהם כ-18 אחוזים מהכנסות המדינה ממסים או כ-4.4 אחוזי תוצר. מתוך סכום זה יסתכמו ההטבות במס הכנסה ובמיסי נדל"ן ב-40.3 מיליארד ש"ח, ההטבות במסים עקיפים ב-9.1 מיליארד ש"ח וההטבות באגרות בכ-0.3 מיליארד ש"ח.

הטבות המס לשנת 2016 יסתכמו על פי התחזית, בכ-50.9 מיליארד ש"ח, שהם כ-19 אחוזים מהכנסות המדינה ממסים או כ-4.3 אחוזי תוצר. מתוך סכום זה יסתכמו ההטבות במס הכנסה ובמיסי נדל"ן ב-41.3 מיליארד ש"ח, ההטבות במסים עקיפים ב-9.3 מיליארד ש"ח וההטבות באגרות בכ-0.3 מיליארד ש"ח.

מחד גיסא זהו אומדן מוטה כלפי מטה, שכן לא עלה בידנו לכמת את עלותם של מספר סעיפי הטבות (לדוגמה: הפטור ממס הכנסה למלכ"רים או הפטור הניתן לעולים חדשים ולתושבים חוזרים על ההכנסות מחו"ל). יש לציין שסכום זה כולל הטבות במס הממשלתי בלבד ואינו כולל הטבות בדמי ביטוח לאומי, במס בריאות ובארנונה של הרשויות המקומיות. הטבות אלו עשויות להיות משמעותיות. לדוגמה, בנוסף להטבה במס הכנסה על ההפקדה ועל התשואה, המפקידים בקרנות השתלמות ייהנו בשנת 2016 מהטבה בדמי ביטוח לאומי ובמס בריאות של כ-2.0 מיליארד ש"ח, ואילו המפקידים בקופות גמל, בקרנות פנסיה ובביטוחי חיים ייהנו מהטבה בדמי ביטוח לאומי ובמס בריאות של כ-2.4 מיליארד ש"ח. כמו כן, הרשויות המקומיות מעניקות הקלות בארנונה של מאות מיליוני ש"ח.

מאידך גיסא זהו אומדן מוטה כלפי מעלה, שכן הוא מניח שאין גמישות התנהגותית מצד משקי הבית, הפירמות והמלכ"רים. אולם, במציאות קיימת גמישות כזו, כך שבתרחיש שבו הטבות המס היו מתבטלות, התוספת להכנסות המדינה ממסים הייתה נמוכה מהאומדן המוצג כאן.

יש לציין שתחזית הטבות המס לשנים 2016-2015 מניחה שהכנסת תאשר את הצעות הממשלה שיש להן זיקה להטבות המס, כדלהלן:

- כיום, הפקדת המעביד לפנסיה פטורה עד תקרת שכר של פי ארבעה מהשכר הממוצע, ואילו הפקדה על שכר העולה על תקרה זו נחשבת כהכנסת עבודה החייבת במס הכנסה, בדמי ביטוח לאומי ובמס בריאות. על פי החלטת הממשלה, תקרת הפטור תוקטן, בשנת 2016, לפי שלושה מהשכר הממוצע, ובעקבות כן תצומצם הטבת המס בכ-300 מיליון ש"ח.
- עוד החליטה הממשלה להגדיל את קצבאות הילדים רטרואקטיבית מחודש מאי 2015. קצבאות אלה הן הכנסה פטורה ממס, כך שהגדלתן תרחיב את הטבות המס על פי האומדן ב-100 מיליון ש"ח וב-170 מיליון ש"ח, בשנים 2015 ו-2016, בהתאמה.

תרשים 1 : 10 ההטבות עם העלות הגבוהה ביותר (במיליארדי ש״ח, בשנת 2016)*


הכנסות אחרות
נטל המס
33%
31%
29%
27%
25%
23%
21%
19%
17%
15%
5.1%
5.1%
4.5%
4.4%
3.4%
3.2%
2.9%
2.8%
2.7%
2.6%
2.6%
2.9%
2.7%
2.6%
2.5%
25.2%
25.9%
25.9%
23.6%
21.7%
22.3%
22.6%
21.8%
22.8%
23.3%
23.5%
23.3%
23.2%
23.2%
23.3%
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

מקור : מנהל הכנסות המדינה.

*הערה לתרשים : הטבות במס הממשלתי בלבד. לא כולל הטבות בדמי הביטוח הלאומי ובמס בריאות.

החישוב שלעיל אינו מביא בחשבון ארבעה גורמים :

- **השפעות צולבות של ביטול הטבה מסוימת על עלות הטבות אחרות** – עלות כל הטבה נאמדה באופן בלתי תלוי מההטבות האחרות, דהיינו מתוך הנחה ששאר סעיפי החוק נשארים ללא שינוי. במס פרוגרסיבי, ביטול שתי הטבות בנפרד אינו דומה לביטולן יחד. לדוגמה, בהנחה שלאדם יש הכנסה ברוטו של 11,000 ש״ח ושני ניכויים של 1,000 ש״ח כל אחד, ובהנחה שמוטל מס של 10 אחוזים עד 10,000 ש״ח ושל 20 אחוזים מעל סכום זה – עלות כל הטבה בנפרד מסתכמת ב-200 ש״ח, בעוד ששתי ההטבות ביחד עולות 300 ש״ח. לפיכך יש לראות בסיכום הטבות המס כ אינדיקציה בלבד לעלותם.
- **שינויים אפשריים בהתנהגותם הכלכלית של משלמי המס, כתגובה לביטול ההטבות** – לא נלקח בחשבון, לדוגמה, קיטון אפשרי בצריכת פירות וירקות כתוצאה מהטלת מע״מ.
- **עלות אכיפת הגבייה** –לא נלקחה בחשבון השפעת ביטול הטבה כלשהי על עלות האכיפה.
- **השפעת ביטול ההטבות על חלוקת נטל המס.**

למרות הסייגים, החישוב מדגים עד כמה מקיפות הטבות המס ומה גדול מרחב הפעולה שהיה מתאפשר מביטולן.

טיב אומדני הטבות המס והשוואה לשנים קודמות

אומדני הטבות המס סובלים מאי ודאות גדולה, שכן בהיעדר בסיס נתונים מפורט ועדכני על ניצול הטבות המס, האומדנים מחושבים על פי נתונים חלקיים ובפיגור של מספר שנים אשר מקודמים לערכי שנת התחזית, בהנחה שאין שינויי התנהגות. הנחה זו סבירה בסביבה מקרו-כלכלית ומיסויית יציבה. אולם, בגלל מחזורי העסקים ובשל השינויים המשמעותיים שמערכת המס עברה החל משנת 2003 (הרפורמה במיסוי שוק ההון והשינויים במיסוי קופות הגמל ובחוק לעידוד השקעות הון), יש לשער שהנחה זו אינה מתקיימת במלואה.

נוסף על כך, מדי פעם, מתרחב הכיסוי של תקציב הטבות המס. לדוגמה, לפני ארבע שנים הוחלט על הקלה בבלו על הסולר שממנה נהנים מפעלי תעשייה, תחבורה ציבורית ומובילים. לפני שנה נוסף לפרק הטבות המס הפטור ממע״מ לרכישות מחו״ל דרך האינטרנט.

כמו כן, לעתים רחוקות משתנה המתודולוגיה לאמידת העלות של הטבות מס מסוימות. לדוגמה, עד שנת 2012 הוחלט ש״התקן״ שלעומתו תחושב ההטבה בהכנסות מהון הוא שיעור המס השולי של מקבל ההכנסה. לחלופין, היה אפשר להתייחס למערכת המס הישראלית כאל מערכת דואלית המטילה שיעורי מס פרוגרסיביים על ההכנסות מעבודה ושיעורי מס מוגבלים על הכנסות מהון בלי לראות בהם הטבה. משנת 2013 ההטבות על הכנסות מהון (כולל שבח מנכסי נדל״ן) מחושבות לעומת שיעור המס של 25 אחוזים.

לסיכום, כל אלה הם ״רעשים״ המונעים השוואה פשטנית של אומדני הטבות המס בין השנים.

ההטבות כהוצאות תקציביות

הטבות המס, או בשמן האחר ״הוצאות המס״ (Tax Expenditures), מוגדרות כהפסד הכנסות, הנובע מפטורים או מהנחות במסים, הניתנים לקבוצות שונות של אזרחים או לסוגים שונים של פעילות כלכלית. להלן סיווג של הטבות המס:

סוג ההטבה	הגדרה	דוגמאות
פטור	ההכנסה או העסקה פטורה מכל מס	פטור ממע״מ על צריכת פירות וירקות טריים
ניכוי	הפחתה של הוצאה פרטית או של חיסכון מההכנסה החייבת	ניכוי של הפרשה לקופת גמל
זיכוי	הפחתה של המס	זיכוי בגין תרומה למוסד ציבורי
שיעור מס מופחת	מס מופחת על ההכנסה או על העסקה	מס חברות על מפעלים מאושרים
הקדמת ניכוי הוצאה או דחיית חיובה של הכנסה	ניכוי הוצאה לפני מועד חיוב ההכנסה או דחיית חיובה של הכנסה למרות שהופקה	פחת מואץ הגבוה משיעור הפחת הכלכלי או חיוב במס של אופציות לעובדים במועד המימוש ולא במועד ההקצאה

המושג "הוצאות מס" פּוּתַּח בסוף שנות ה-60 במשרד האוצר האמריקני על ידי פרופ' Stanley Surrey, ומשנת 1974 חַייב הקונגרס לכלול דיווח על הטבות המס בתקציב הממשל הפדרלי. כיום, רוב מדינות ה-OECD מפרסמות תקציב הוצאות מס. בישראל, החל משנת 1986 מצורף דיווח דומה לתקציב המדינה (על פי סעיף 2(ב)(2) לחוק יסודות התקציב - 1985).

פירוט הדיווח על אודות הטבות מס שונה ממדינה למדינה, אולם השאיפה היא שדו"ח כזה יכלול, ככל שהמידע קיים, את הפרטים האלו :

- רשימה של הטבות מס ;
- עלות של כל הטבה ;
- הנהנים מההטבה (לפי עשירוני הכנסות או כל משתנה רלוונטי אחר – מין, מעמד בעבודה, אזור גאוגרפי וכדומה) ;
- מטרת ההטבה והאם היא משיגה את יעדה ("מועילות") ;
- האם השגת היעד היא בעלות אופטימלית ("יעילות") ;
- האם שלטונות המס דואגים שלא ייעשה שימוש לרעה בהטבה (ביקורת זכאות).

ההקלות במס נועדו להשיג יעדים כלכליים או חברתיים. לעתים ההקלה נועדה לעקוף קושי מנהלי, לדוגמה דחיית מיסוי רווחי הון למועד המימוש בגלל הקושי לאמוד רווחים אלה בעת הצבירה. הקלה במס אפשר לתת בין אם בדרך של צמצום בסיס המס ובין אם בהפחתת שיעורו. אף בדחיית תשלום המס גלומה הטבה השווה לקבלת הלוואה ללא ריבית.

הגדרה זו מניחה שהחוק קובע לגבי כל מס את המאפיינים שלהלן ("התקן") :

- **בסיס המס** – בסיס מס הכנסה, לדוגמה, הוא ההכנסה החייבת, ולכן ההכרה בהוצאות עסקיות הכרוכות בייצור ההכנסה אינה הטבת מס. כמו כן, הגדלת שיעורי הפחת עקב שינוי טכנולוגי לא תיחשב כהטבה, אך הגדלה לשם עידוד השקעות תיכלל ברשימת ההטבות. דוגמה נוספת היא הזיכוי לתושב (דהיינו 2.25 נקודות זיכוי הניתנות לכל נישום והקובעות את סף המס), בהנחה שהוא שווה ערך לשיעור מס תחילי של 0. לעומת זאת, זיכוי לנשים או לעולים חדשים ייחשב להטבת מס.
- **שיעור המס** – שיעור המס התקני, שלעומתו מחושבת ההטבה, משתנה מהטבה להטבה, כדלהלן :
  - הטבות לחברות בחוק עידוד השקעות הון חושבו לעומת שיעור מס חברות – 26.5 אחוזים בשנת 2015 ו-25 אחוזים בשנת 2016.
  - הטבות במס הכנסה ליחידים, פרט להכנסה משוק ההון, לזכיות בהגרלות והימורים ולהכנסה משכר דירה (ראה הסעיפים הבאים) חושבו לעומת שיעורי המס על הכנסות מעבודה.
  - הטבות להכנסה משוק ההון : עד שנת 2012, הטבת המס חושבה לעומת שיעור המס השולי של מקבל ההכנסה. משנת 2013 אנו רואים את מערכת המס הישראלית כמערכת דואלית המטילה שיעורי מס פרוגרסיביים על ההכנסות מעבודה ושיעורי מס מוגבלים על הכנסות מהון בלי לראות בהם הטבה. לכן, מהתקציב לשנים 2013–2014, ההטבה בגין הפטור על התשואה בקרנות השתלמות או בקופות פנסיה או הניכוי מההכנסה מריבית לקשישים ולבעלי הכנסות נמוכות מחושבים לעומת שיעור מס "תקני" של 25 אחוזים. יש לציין שאין בעולם גישה אחידה לגבי שיעור המס התקני, דבר המגביל כאמור כל השוואה בין-לאומית.

- הטבה להכנסה משכר דירה חושבה לעומת שיעור מס של 10 אחוזים על ההכנסה ברוטו.
- הטבה להכנסה מהגרלות והימורים חושבה לעומת שיעור המס הרגיל על הכנסות אלה – 30 אחוזים על ההכנסה ברוטו, החל משנת 2014.
- הטבות להכנסות משבח מקרקעין חושבו לעומת שיעור מס שבח תקני של 25 אחוזים.
- הטבות במס קנייה חושבו לעומת שיעור מס תקני על אותו מוצר – לדוגמה ההטבה הגלומה בהסדר הסולר חושבה לעומת בלו של כ-3 ש״ח לליטר סולר.
- הטבות במע״מ חושבו לעומת שיעור מע״מ של 18 אחוזים החל מחודש יוני 2013.

- **מי חייב במס.**
- **הגדרת הגבולות הגאוגרפיים** – לדוגמה, בשיטת מס טריטוריאלית, הפטור על הכנסות מחו״ל אינו נחשב כהטבה.
- **מנהל המס** – הכוונה היא להוראות שונות בחוק, כגון קביעת מועד הגשת דוחות או גובה הקנסות במקרה של איחור בתשלום המס.

לאחר קביעת התקן, כל סטייה ממנו תֵיחשב כהטבת מס, אולם ההגדרה בעייתית, שכן לא תמיד ברור מהו התקן שלעומתו יש לחשב את ההטבה. לדוגמה: על ייצוא סחורות חל מע״מ בשיעור 0. אם בסיס המס הוא הערך המוסף, אזי יש לראות בזה הטבה, אך אם המע״מ הוא מס על הצריכה המקומית, אין לכלול את שיעור 0 על ייצוא סחורות ברשימת הטבות המס. לפיכך, יש להתייחס להיקף הטבות המס המדווח כאן בכפוף לקביעת התקן בכל מס ומס. אין זה מן הנמנע שחוקר אחר היה מגיע להיקף שונה ולהרכב שונה. חשוב להדגיש שלהחלטה הטכנית לכלול סעיף ברשימת ההטבות אין השלכה על ההחלטה הערכית האם ההטבה רצויה.

לא רק הגדרת ההטבות נתונה לוויכוח, גם כימותָן בעייתי. השיטה שנבחרה כאן לבניית אומדן הטבות המס מניחה שההטבה הנדונה היא היחידה הקיימת, ללא חישוב ההשלכות ההדדיות שבין הטבות המס למיניהן ומבלי להביא בחשבון את השינוי האפשרי בהתנהגות הכלכלית במקרה של ביטול ההטבה. שינוי בסעיף מסוים אינו חייב, אפוא, לגרום לשינוי באותו ערך בהכנסות המדינה; נקודה זו מקבלת משנה תוקף בצירוף של כמה סעיפים. לחלופין, היה אפשר לבחור בשיטה של הפסד הגבייה (לאחר שנלקחו בחשבון שינויי התנהגות) או בשיטה של ההוצאה האקוויוולנטית (ההוצאה התקציבית שהייתה מביאה לאותו שינוי בהכנסה הפנויה של הנהנה).

רוב סעיפי האומדן הם על בסיס מימוש בשנים 2015–2016, למעט הסעיף המתייחס להטבות בשוק ההון – כפי שיפורט להלן. **רמת הפירוט של הנתונים** תלויה במידע שהצטבר במנהל הכנסות המדינה. סעיפים מסוימים מפורטים, בעוד שבסעיפים אחרים האומדנים כלליים. עקב קשיים בחיזוי מידת המיצוי של הטבות המס, האומדנים מבוססים על נתונים לא מעודכנים, לעתים עד כדי פיגור של חמש שנים, המקודמים לערכים (בדרך כלל תוצר או משתנה רלוונטי אחר) של שנת 2016. בסעיפים נבחרים נציג, נוסף על תחזית ההטבות, נתונים על גובה ההטבה בפועל בשנים קודמות.

היתרונות והחסרונות של הטבות מס ככלי מדיניות

כאשר מתגלה כשל שוק המצדיק התערבות ממשלתית שתטיב עם אוכלוסייה מסוימת או עם פעילות כלשהי, נשאלת השאלה באיזו דרך יש לבחור כדי להעניק את ההטבה – הטבת מס או הוצאה ישירה?

לעתים מוזכר שלהטבות מס יתרון על פני הוצאות תקציביות בכך שביכולתו של מנגנון המס לחלק את ההטבות לאוכלוסייה רחבה ובעלות נמוכה. אולם נראה שטיעון זה לא תמיד עומד במבחן המציאות. מחד גיסא מנגנון של חלוקת תשלומי העברה עשוי להיות לא פחות יעיל (למשל חלוקת קצבאות ילדים על ידי המוסד לביטוח לאומי), ומאידך גיסא חלוקה דרך מנגנון המס עלולה לצרוך משאבים יקרים לבקרת הזכאות לאותה הטבה, מה עוד שמיומנות שלטונות המס היא בגביית מסים ולא בהכוונת פעילות כלכלית או בפיזור אוכלוסייה לפריפריה.

בצד החסרונות, נשמעת לעתים הטענה שהנהנים העיקריים מהטבות המס הן השכבות המבוססות. לדוגמה, הקלה במס הכנסה מפלה לרעה את בעלי ההכנסות הנמוכות הנמצאים מתחת לסף המס.

חיסרון נוסף של הטבות מס הוא הנטל שהן מטילות על שלטונות המס, הנאלצים להקדיש חלק מתקציבם למניעת השימוש לרעה בהקלות מס, ועל מקבלי ההטבות, הנדרשים להוכיח את זכאותם. ככל שאי-הוודאות המשפטית גדלה, עולה העלות למשק.

עוד חיסרון הוא שימוש בהטבת מס כדי לעקוף את מגבלת ההוצאה הקבועה בחוק הפחתת הגירעון והגבלת ההוצאה התקציבית.

אולם, החיסרון הגדול של הטבות המס נובע מהיעדר דיון ציבורי על אודות התועלת שבהן ומכך שמרביתן אינן זוכות לאישור תקופתי, להבדיל מתקציב ההוצאות של הממשלה, המאושר בחוק הכנסת מדי שנה. לרבים נדמה שניתן להשיג באמצעותן "יש מאַין" – כיוון שעלותן אינה ידועה לכול.

סעיף ההקלות לכריות אוויר ולמערכת ABS הוא דוגמה טובה לחיסרון של הטבות מס – משהטבה זו ניתנה לא היה דיון תקופתי על מועילותה או יעילותה, למרות שינוי בתנאי השוק. בעבר, בעת חדירת אביזרים אלה לשוק, היה אולי היגיון בהטבה שנועדה לעודד את רכישתם משיקולי בטיחות. עם השנים הם הפכו למעין תקן, ומרבית כלי הרכב באו מצוידים עם כריות אוויר ו/או מערכת ABS, כך שהיה עדיף לבטל את ההטבה, תוך הקטנת שיעור מס הקנייה על כלי רכב. ואמנם, בשנת 2005 התקבלה החלטה שתצמצם בהדרגה הטבה זו ותקטין את שיעור מס הקנייה על רכב (ראה פירוט בפרק על מיסוי כלי רכב בדו"ח מנהל הכנסות המדינה לשנת 2005).

הפחתת מסים לכלל עדיפה על הטבות ייחודיות

הטבת מס מיטיבה אמנם עם מקבליה, אך היא מעבירה את נטל תשלום המס אל שאר האוכלוסייה ובכך מְרֵעָה את מצבה. הטבות מס משנות את חלוקת הנטל, אך תוך כדי כך מסבכות את חוקי המס, מעודדות התחמקות והימנעות מתשלום מס אמת, פוגעות ברווחת כלל הציבור והמשק ומסתירות את ההיקף האמִתי של מעורבות הממשלה במשק.

השינויים ברשימת הטבות המס בשנים האחרונות

משנת 1990 עד שנת 2002 נעשו בישראל ניסיונות רבים לצמצם את היקף הטבות המס, אך הם עלו יפה רק בחלקם. רוב הניסיונות לצמצם את הטבות המס המשמעותיות נכשלו, כך בשוק ההון, בקצבאות זקנה וילדים, במע"מ על פירות וירקות ועל שירותי תיירות ובהכנסות מהימורים ומהגרלות. בתחומים אחרים אף חלה נסיגה במשך השנים והורחבו הטבות המס.

על רקע זה יש לראות בשנת 2002 נקודת ציון חשובה. בשנה זו התקבל חוק לתיקון מקיף לפקודת מס הכנסה ('הרפורמה') אשר כלל הפחתה הדרגתית בשיעורי המס על עבודה יחד עם צמצום של הטבות המס הניתנות להכנסות מהון ומַעבר משיטת מס טריטוריאלית לשיטת מס פרסונלית. בנוסף לרפורמה הוטל בשנת 2002 מס חלקי על שווי ההטבה הגלומה

בשימוש פרטי בטלפונים סלולריים, ובשנת 2003 צומצם הזיכוי ממס לתושבי אזורי פיתוח, בוטל הזיכוי לנכים זמניים ובגין הורים נטולי יכולת, הוטל מס על זכיות בהימורים, בהגרלות ובפרסים וצומצמו ההטבות במיסוי העקיף לעולים ולתושבים חוזרים. בשנת 2005 החל מהלך הדרגתי לצמצום הפטור על אביזרים לרכב (ABS וכריות אוויר) ולצמצום ההטבה במס שבח על נכסים היסטוריים, ובשנת 2008 – לצמצום ההטבה לבעלי רכב צמוד.

הצעת התקציב לשנים 2013–2014 כללה, ביטול או צמצום הטבות מס בהיקף כולל נטו של כ-1.6 מיליארד ש״ח בשנת 2014 (וסכום כפול מזה, בהבשלה מלאה), אך הכנסת אישרה צמצום הטבות בהיקף צנוע של כ-0.4 מיליארד ש״ח בשנת 2014 (סכום שיעלה ל-1.4 מיליארד ש״ח בהבשלה מלאה).

הצעת התקציב לשנים 2015–2016 כוללת, כאמור, הצעה להקטין את תקרת הפטור להפקדות מעביד לפנסיה מפי ארבעה לפי שלושה מהשכר הממוצע. אם תאושר, הצעה זו תקטין, בשנת 2016, את הטבות המס בכ-260 מיליון ש״ח.

הניסיון הבין-לאומי והישראלי מלמד שקשה לבצע ביטול הטבות ולהתמיד בו, זאת כיוון שקבוצות לחץ העלולות להפסיד ממהלך זה חזקות דיין כדי לצמצם את ההפסד ואף להחזיר לעצמן את ההטבה שאבדה. לעומת זאת, לכלל הציבור הנפגע מההטבות המסוימות אין בדרך כלל שדולה או אמצעי לחץ.

בהקשר זה יש להזכיר שבמהלך שנת 2005 הורחבה רשימת היישובים הזכאים להטבות גאוגרפיות; ניתן פחת מואץ של 100 אחוזים להשקעות בענפי התעשייה, החקלאות והתיירות בתקופה שבין יולי 2005 עד דצמבר 2006; החל משנת 2006 נקבע הסדר מיסוי מיוחד ביחס לחברות החזקה ישראליות שישקיעו בחברות זרות (׳פטור השתתפות׳), לפיו משקיעי חוץ יהיו פטורים ממס על רווחי הון גם מחוץ לבורסה; ניתנת נקודת זיכוי אחת במשך שלוש שנים למקבלי תואר B.A. או תעודת הוראה ושנתיים נוספות למקבלי תואר M.A; בשנת 2007 הוכפלה תקרת הזיכוי לתרומות מ-2 מיליון ש״ח ל-4 מיליון ש״ח והוארכה תקופת הזכאות לזיכוי לחיילים משוחררים מ-24 חודשים ל-36 חודשים; בשנת 2008 שוב הועלו שיעורי הפחת על השקעות בענפי התעשייה, החקלאות והתיירות בתקופה שבין יוני 2008 עד מאי 2009, ובשנים 2009 ו-2012 שוב הועלתה תקרת הזיכוי לתרומות ל-7.5 מיליון ש״ח ול-9.0 מיליון ש״ח בהתאמה. בשנת 2012 נקבע שאימהות עובדות יהנו מנקודת זיכוי נוספת בגין כל אחד מילדיהן עד גיל 5 וניתן לראשונה זיכוי לאבות לפעוטות. כמו כן, הוחלט להגדיל את החלק הפטור בפנסיה מ-35 אחוזים בשנת 2011, ל-42 אחוזים בשנת 2012 ועד 67 אחוזים החל משנת 2025.

השוואה בין-לאומית

ההשוואה הבין-לאומית מוגבלת כיוון שמתודולוגיית חישוב ההטבות שונה ממדינה למדינה. במסגרת מגבלה זו, עולה מתרשים ד-2 שהיקף הטבות המס בישראל, כ-4.3 אחוזי תוצר בשנת 2016 אינו חריג בהשוואה למדינות אחרות בעולם. על פי נתוני ה-OECD, בקצה התחתון נמצאות גרמניה והולנד עם היקף הטבות מס של כאחוז עד 2 אחוזי תמ״ג ובקצה העליון נמצאת בריטניה עם היקף הטבות מס של כ-12.6 אחוזי תמ״ג.

תרשים 2: היקף הטבות המס במדינות נבחרות (באחוזי תמ"ג)


בריטניה (2007)
סין (2003)
אוסטרליה (2007)
קנדה (2004)
ארה"ב (2008)
פינלנד (2004)
שוודיה (2007)
תורכיה (2003)
ספרד (2008)
ישראל (2016)
קוריאה (2006)
הולנד (2006)
גרמניה (2006)
12.6%
10.0%
7.1%
6.6%
6.0%
6.0%
5.7%
5.0%
4.6%
4.3%
2.5%
2.0%
0.7%
0%
2%
4%
6%
8%
10%
12%
14%

מקור: Tax Expenditures in OECD Countries, 2010 ומנהל הכנסות המדינה

התפלגות ההטבות על פי מגדר ורמת הכנסה

בשנת 2014, המליצה "הוועדה לבחינת מגדרית של תקציב המדינה" על חובת ניתוח מגדרי של הוצאות והכנסות המדינה, כולל הטבות המס. בהחלטה מס' 2084, מאוקטובר 2014, אימצה הממשלה את המלצות הוועדה.

הניתוח המגדרי, על פי טבעו, אפשרי לגבי הטבות הניתנות ליחידים. לא ניתן לחלק על פי מגדר, הטבות מס לחברות, למלכ"רים או לארגונים. כמו כן, הטבות במסים עקיפים, כגון הפטור ממע"מ על פירות וירקות, ניתנות ליחידת צריכה שהיא משק הבית, בלי הבחנה בין בני משק הבית. גם חלק מההטבות הניתנות ליחידים לא ניתן לחלק על פי מפתח מגדרי, מפאת מגבלות הנתונים. לכן אנו מביאים כאן ניתוח מגדרי של ארבע הטבות מס – קרנות השתלמות, חצי נקודת זיכוי לנשים (אשר בהגדרה נהנות ממנו רק נשים), זיכוי בשל עבודה במשמרות והטבות מס לאזורי פיתוח, בתקווה שבעתיד הניתוח יורחב להטבות נוספות. כדי להעשיר את הניתוח המגדרי, הוא מוצג בלוח ד-1 בשילוב עם רמת ההכנסה, דהיינו כל הטבה מוצגת על פי מגדר ועשירוני הכנסה.

מהלוח עולה שחלקן של הנשים בהטבות נע בין 12 אחוזים (לגבי משמרות) ל-36 אחוזים (לגבי קרנות השתלמות). חלקן של הנשים בהטבה לאזורי פיתוח הוא 22 אחוזים, וכמובן הן הנהנות הבלעדיות של תוספת חצי נקודת הזיכוי.

עוד עולה מהלוח שחלקן של הנשים בעשירון העליון נמוך יותר מחלקן בסך ההטבות – 25 אחוזים מההטבה בקרנות השתלמות ו-16 אחוזים בהטבה לאזורי פיתוח, בעוד שנשים אינן מיוצגות כלל בעשירון העליון בהטבה למשמרות. הדבר משקף הכנסה נמוכה של הנשים. לדוגמה, הנשים מהוות מחצית מבעלי קרן השתלמות, אך ייצוגן גבוה יותר בעשירונים הנמוכים, שבהם הטבת המס היא נמוכה (או שאין כלל הטבת מס לגבי אלו מתחת לסף המס), ואילו משקלן בעשירונים 9 ו-10 יורד ל-43 אחוזים ול-23 אחוזים, בהתאמה.

חשוב לציין שאין בנתונים אלה הוכחה להפליה לרעה של אוכלוסיית הנשים בקבלת ההטבה. לגבי חצי נקודת הזיכוי, ישנה אפילו הפליה לטובת הנשים, בעוד שלגבי ההטבות האחרות, החוק אינו מבדיל בין נשים לגברים. נראה, שמשקלן הנמוך של נשים בקבלת הטבות המס הוא תוצאה משולבת של שיעור השתתפות נמוך יותר בשוק העבודה ושל שכר נמוך יותר, לעומת השתתפות גבוהה יותר ושכר גבוה יותר של גברים.

לוח ד.1 התפלגות עלות הטבות המס נבחרות בשנת 2016, על פי מגדר ועשירוני הכנסה*

(במיליוני ש"ח) **

עשירון	קרנות השתלמות, בעת ההפקדה			חצי נקודת זיכוי לנשים	זיכוי להכנסה ממשמרות			אזורי פיתוח		
	סה"כ	גברים	נשים	נשים	סה"כ	גברים	נשים	סה"כ	גברים	נשים
1	-	-	-	-	-	-	-	-	-	-
2	-	-	-	-	-	-	-	-	-	-
3	-	-	-	-	-	-	-	-	-	-
4				10						
5	20	10	10	110	-	-	-	20	10	-
6	50	20	20	130	20	20	-	60	50	10
7	140	70	80	150	70	60	10	130	100	30
8	390	170	220	190	60	50	-	300	220	70
9	1,010	560	460	190	10	10	-	560	420	140
10	1,590	1,200	390	110	10	10	-	420	360	70
סה"כ	3,200	2,030	1,170	880	170	150	20	1,480	1,160	320

המקור: מנהל הכנסות המדינה

הערות ללוח:

* עשירונים, על פי ההכנסה החייבת במס בכלל האוכלוסייה.

** לאחר עיגול ל-10 מיליון ש"ח הקרובים, כך שהפירוט לא מסתכם לסה"כ.

תחזית ההטבות במסים ישירים

בשנות הכספים 2015–2016 יסתכמו ההטבות במס הכנסה ובמסי נדל״ן ב-40.3 מיליארד ש״ח וב-41.3 מיליארד ש״ח בהתאמה, לפי הפירוט שלהלן:

	2015 במיליארדי ש״ח	2015 באחוזים מסה״כ	2016 במיליארדי ש״ח	2016 באחוזים מסה״כ
השקעות הון ותעשייה	7.8	19	7.1	17
חיסכון ושוק ההון	17.6	44	18.7	45
רווחה ופיזור אוכלוסייה	4.5	11	4.9	12
תחום המשפחה	4.0	10	4.1	10
טובות הנאה (Fringe Benefits)	0.3	1	0.3	1
מסי נדל״ן	4.3	11	4.4	11
הטבות שונות	1.8	4	1.8	4
סך הכול מסים ישירים	**40.3**	**100**	**41.3**	**100**

הטבות להשקעות הון ותעשייה

החוק לעידוד השקעות הון – אומדן הטבת המס מתבסס על ההפרש בין שיעור המס החל על ההכנסה המוטבת לשיעור מס חברות סטנדרטי (26.5 אחוזים בשנת 2015 ו-25 אחוזים בשנת 2016).

עד שנת 2011, ׳המסלול החלופי׳ אפשר לחברה שהייתה בעלת מפעל מאושר לוותר על מענקים וליהנות משיעור מס אפס למשך שנתיים, שש או עשר שנים, בהתאם לאזור הפיתוח שבו ממוקם המפעל. הטבה זו נועדה להעניק דחיית מס – כשבעת חלוקת הרווח, ייגבה מס בשיעור של 10–25 אחוזים (בתוספת מס על דיבידנד). למעשה מעט חברות חילקו דיבידנד, וכך נוצרה התופעה של ה״רווחים הכלואים״, מעל ל-100 מיליארד ש״ח שהמס עליהם נדחה משנה לשנה. החל מנובמבר 2012 ולמשך 12 חודשים ניתנה לחברות אפשרות ״להפשיר״ רווחים אלה בשיעור מס מופחת. מבצע זה הניב הכנסות חד-פעמיות של כ-4.4 מיליארד ש״ח.

בשנת 2011 התקבל תיקון 68 לחוק עידוד השקעות הון שלפיו הכנסה מועדפת ממפעל שנמצא באזור פיתוח א׳ תחויב במס בשיעור של 10 אחוזים בשנים 2011–2012, ואילו הכנסה כאמור של מפעל שנמצא באזור אחר תחויב בשנים אלה במס בשיעור של 15 אחוזים. שיעורי מס אלו ירדו בשנת 2013 ל-7 אחוזים ול-12.5 אחוזים, בהתאמה, והיו אמורים לרדת שוב בשנת 2015 ל-6 אחוזים ול-12 אחוזים, בהתאמה, אלא שבמסגרת התקציב לשנים 2013–2014 בוטל מתווה ההפחתה ונקבע שהחל משנת 2014 השיעורים יעמדו על 9 אחוזים ועל 16 אחוזים, בהתאמה. תיקון 68 הוסיף הגדרה של ״חברה מועדפת מיוחדת״ שתהיה זכאית (בהתקיים מספר תנאים של פעילות והשקעה גדולים במיוחד) לשיעור מס מופחת בגובה של 5 אחוזים אם היא פועלת באזור פיתוח א׳ ושל 8 אחוזים אם היא פועלת באזור אחר. שיעורים אלה תקפים משנת 2011. מפעלים מאושרים הנמצאים באמצע תקופת ההטבות לפי הדין טרם תיקון 68 זכאים להטבות אלו עד לתום התקופה, וזאת לפי בחירתם, במקום ההטבות המגיעות להם לפי החוק המתוקן.

בשנת 2003, נהנו החברות מהטבה בפועל של כ-2.3 מיליארד ש״ח. בשנת 2011 גדלה ההטבה ל-6.9 מיליארד ש״ח. הורדת שיעור מס חברות מ-36 אחוזים ב-2003 ל-24 אחוזים ב-2011 הקטינה את ההטבה הגלומה בשיעורי מס נמוכים או בפטור. הפעילות המוטבת לעומת זאת גדלה מאוד, וייתכן שהסיבה לכך היא, בין היתר, תיקון 60 לחוק, אשר אִפשר משנת 2005 ׳מסלול ירוק׳ להטבות מס למפעל מוטב.

ההטבה ב-2016 נאמדת בכ-6.9 מיליארדי ש״ח. יש לציין שהחישוב אינו לוקח בחשבון את השפעת ההטבה על ההתנהלות הכלכלית של החברות, כך שיש לצפות שביטול ההטבה יניב תוספת הכנסות נמוכה בהרבה מאומדן ההטבה.

הטבת מס לפי חוק עידוד השקעות הון היא ריכוזית ומושפעת מתנודתיות בהיקף הפעילות המוטבת של חברות בודדות. מסיבה זו, תחזית עלות ההטבה לשנת 2016 סובלת מאי ודאות רבה.

חוק האנג׳לים – התרת עלות השקעה של עד 5 מיליון ש״ח במניות של חברה עתירת מו״פ, בשלב ה-Seed, כהוצאה בידי משקיע יחיד על פני שלוש שנים.

כדי לעודד השקעות בחברות ישראליות עתירות מו״פ, המצויות בשלב הראשוני של פעילות המו״פ (שלב ה-Seed), יותר ליחיד, המשקיע בשנים 2011–2015, להפחית את עלות ההשקעה במניות של חברה כאמור כהוצאה, כנגד הכנסה מכל מקור, בפריסה על פני שלוש שנים (בהתאם לשיקול דעתו ולאו דווקא בשלושה חלקים שווים), החל משנת המס שבה סכום ההשקעה שולם לחברה, וזאת עד לסכום השקעה מרבי שלו ושל קרובו של 5 מיליון ש״ח.

בהצעת תקציב לשנת 2015, נכללה הצעה לשינוי ולהרחבת המודל האמור, באופן שיגביר את הפשטות ואת הוודאות בעת ההשקעה, ויתמרץ השקעות בחברות צעירות. כידוע, ההצעה לא באה לידי מימוש בשל פיזור הכנסת.

מחקר ופיתוח, חיפושי נפט והפקת סרטים – הוצאות למטרות אלה מותרות בניכוי שוטף, אף שלמעשה אינן הוצאות שוטפות. אין אומדן להטבה זו.

זיכוי לעובדי משמרות – עובד במשמרת שנייה או שלישית בתעשייה זכאי לזיכוי מס בשיעור של 15 אחוזים מהכנסתו, שנבעה מעבודה במשמרות, עד למקסימום של 940 ש״ח לחודש (נכון לשנת 2015). החל מיולי 1990 לא ניתן זיכוי להכנסה ממשמרות, שהיקפה, בצירוף להכנסה הרגילה, עולה על 10,700 ש״ח לחודש (נכון לשנת 2015).

החוק לעידוד התעשייה (מסים) – החוק מאפשר לחברות תעשייתיות לנכות פחת בגין נכסי קניין רוחני והוצאות הנפקה ולהגיש דוחות מאוחדים לצורכי מס. אין אומדן כמותי להטבות אלה.

פחת מואץ – אין בנמצא אומדן כולל של עלות ההטבה הנובעת משיעורי פחת העולים על שיעורי הפחת הכלכלי. אומדן ההטבה חושב בעבר רק בגין העלאת שיעורי הפחת ל-50 אחוזים על השקעות במכונות ובציוד שבוצעו בין 1 ביוני 2008 ל-31 במאי 2009. להטבה זו אין עלות בשנת 2016.

פטור השתתפות – בשנת 2005 נקבע הסדר מיוחד ביחס לחברות החזקה ישראליות שישקיעו בחברות זרות. מטרת ההסדר לאפשר הקמה בישראל של מרכזי ניהול בין-לאומיים של תושבי חוץ. חברה שתעמוד במספר תנאים תיהנה מפטור ממס על דיבידנד שהיא תקבל מהחברה המוחזקת הזרה ומפטור ממס רווחי הון במכירת מניות של אותה חברה. אין אומדן להטבה זו.

הטבות לחיסכון ולשוק ההון

קופות גמל וקרנות פנסיה

קופות הגמל הן מכשיר חיסכון לטווח ארוך. חיסכון זה זוכה להקלות מס הן בשלב ההפקדה, הן בשלב הצבירה והן בשלב המשיכה. הטבות המס ניתנות בצורת זיכוי או ניכוי לגבי תשלומי העובד השכיר או העצמאי, ואילו תשלומי המעביד מהווים הוצאה מוכרת למעביד, אך הם אינם הכנסה חייבת בידי העובד.

הסדרת פעילות קופות הגמל והיקף הטבות המס מעוגנים בפקודת מס הכנסה ובתקנות. בעיקר ניתן להזכיר בהקשר זה את הסעיפים 45א, 47, 3(ה3) ו-17(5א) לפקודה ותקנות מס הכנסה (כללים לאישור ולניהול קופות גמל). בשנים 2008–2003 חלו שינויי חקיקה תכופים שהגבירו את המורכבות ואת הסיבוך בתחום זה. כדי לסבר את האוזן, אם בשנת 1980 כל סעיפי הפקודה שהוזכרו לעיל נכנסו בעמוד אחד, היום סעיפים אלה תופסים כשמונה עמודים בפקודה, ואילו התקנות גדלו מכ-30 עמודים בשנת 1980 לכ-120 עמודים כיום.

להלן השינויים העיקריים שהשפיעו על הטבות המס לקופות גמל:

- במסגרת הרפורמה במס הכנסה של שנת 2003, הוחלט על מיסוי מרכיב התשואה הראלית בקופות גמל לתגמולים. המס הוטל על התשואה שנצברה על הפקדות החל מ-1 בינואר 2003 בלבד. עם זאת, רווחים שמשך עמית בהגיעו לגיל 60 ומקורם בהפקדה שהייתה זכאית להטבת מס וחלפו 15 שנים ממועד ההפקדה הראשונה יהיו פטורים ממס.
- בחודש אפריל 2004 התקבל חוק הפיקוח על עסקי ביטוח (תיקון מס' 12), התשס"ד-2004 (ס"ח 1936 מיום 4 באפריל 2004, עמוד 370). במקביל בוצע תיקון עקיף בפקודת מס הכנסה (תיקון 138) בנושאים הקשורים להטבות מס ביחס להפרשות לקופות הגמל ולקרנות הפנסיה. על פי תיקון זה, החל משנת 2005 הופחתה התקרה המזכה מ-9,900 ש"ח לחודש ל-7,100 ש"ח לחודש והועלה שיעור הפרשת העובד לקופת הגמל מ-5 אחוזים ל-7 אחוזים. כמו כן נקבעה תקרה אחת כוללת למסלול הוני ולמסלול קצבתי (ארבע פעמים השכר הממוצע במשק), כך שלא ניתן עוד ליהנות משתי התקרות בנפרד.
- נוסף על כך, החל משנת 2006, הותנתה הפקדה בקופת גמל לתגמולים בהפקדה מינימלית בקופת גמל לקצבה לגבי הפקדה של עמית עצמאי שנולד בשנת 1961 ואילך. כמו כן, נקבע כי עמית עצמאי במסלול התגמולים לא יוכל למשוך כספים אלא בהגיעו לגיל 60 ולאחר חמש שנים לפחות ממועד ההפקדה הראשונה. הכללים הללו חלים על הפקדות מ-1 בינואר 2006.
- ב-23 בינואר 2008 אישרה הכנסת את תיקון 3 לחוק הפיקוח על שירותים פיננסיים (קופות גמל). בין השאר ביטל התיקון את האפשרות להפקיד כספים בקופות הוניות וקבע שיעור זיכוי אחיד של 35 אחוזים לכל המכשירים הפנסיוניים. כמו כן, באותה שנה, החל מהלך הדרגתי לכיסוי כל העובדים השכירים בפנסיית חובה.

כיום, הפקדת המעביד לפנסיה פטורה עד תקרת שכר של פי ארבעה מהשכר הממוצע, ואילו הפקדה על שכר העולה על תקרה זו נחשבת כהכנסת עבודה החייבת במס הכנסה, בדמי ביטוח לאומי ובמס בריאות. על פי החלטת הממשלה, במסגרת הצעת התקציב לשנים 2015–2016, תקרת הפטור תוקטן החל משנת 2016, לפי שלושה מהשכר הממוצע ובעקבות כך תצומצם הטבת המס בכ-260 מיליון ש"ח.

חישוב ההטבה במס הממשלתי בעת ההפקדה

כיוון שאין בנמצא מידע מלא על פעילות של כל עובד ועובד בחשבון קופות הגמל שלו, אין באפשרותנו לחשב במדויק את הטבות המס בגין הפעילות בקופות גמל. החישוב של הטבות המס להפקדות בקופות גמל המובא להלן הוא לכן קירוב ויש להתייחס אליו בהתאם. יש לציין שהטבות המס לקרנות השתלמות מוצגות בסעיף נפרד.

החישוב מבוסס על מודל המס של מנהל הכנסות המדינה, המתאר את התפלגות הכנסות במשק. החישוב מניח שההכנסה שממנה מפקיד המעביד לפנסיה מהווה כ-75 אחוזים מההכנסה ברוטו ושעל ההכנסה הלא מבוטחת מופקדות הפקדות עצמאיות חלקיות. על פי חישוב זה, סך ההטבות יסתכם בשנת 2015 בכ-12.5 מיליארד ש"ח, מזה כ-2.3 מיליארד ש"ח הטבות בדמי הביטוח הלאומי ובמס בריאות, כך שההטבות במס הכנסה יסתכמו בכ-10.1 מיליארד ש"ח. בשנת 2016, סך העלות תגדל, למרות הקטנת תקרת הפטור להפקדות המעביד, לכ-12.7 מיליארד ש"ח, מזה כ-2.4 מיליארד ש"ח הטבות בדמי הביטוח הלאומי ובמס בריאות וכ-10.3 מיליארד ש"ח הטבה במס הכנסה.

חישוב ההטבה בעת הצבירה

הונח שהיתרה בקופות הפנסיה ובביטוחי חיים צוברת תשואה שנתית ראלית נטו של 3.5 אחוזים הפטורה ממס של 25 אחוזים.

ניכוי המס בעת המשיכה

כנגד ההטבות בעת ההפקדה והצבירה, הפנסיה, בניכוי 43.5 אחוזים מתקרת הקצבה המזכה של 8,460 ש"ח לחודש (נכון לשנת 2015) למי שהגיע לגיל פרישה, חייבת במס בעת המשיכה, על פי שיעור המס השולי. שיעור הניכוי היה 35 אחוזים עד שנת 2011, עלה ל-43.5 אחוזים בשנת 2012 והוא יעלה בהדרגה עד ל-67 אחוזים החל משנת 2025. כיוון שחלק מהפנסיה פטורה וכיוון שעל מקבלי הפנסיה חל מס שולי נמוך מהמס החל על האוכלוסייה העובדת, שיעור המס הממוצע על הכנסות מפנסיה נמוך במיוחד.

קרנות השתלמות

הפרשת המעביד לקרן השתלמות, בשיעור שאינו עולה על 7.5 אחוזים (או 8.4 אחוזים לעובדי הוראה) מהמשכורת הקובעת (דהיינו – הכנסת עבודה למעט החזר הוצאות ושכר שעות נוספות), פטורה ממס הכנסה (לפי ס' 3(ה) לפקודת מס הכנסה), מדמי הביטוח הלאומי בידי העובד והמעביד וממס בריאות, עד למשכורת מרבית של 15,712 ש"ח (נכון לשנת 2015). תקרת ההטבה צמודה לפעמיים תקרת השכר לצורכי תשלום תוספת יוקר. כדי לזכות בהטבה זו, חייב העובד בהפקדה (מהנטו, דהיינו ללא הטבת מס) השווה לשליש הפקדת המעביד.

החל משנת 1996 הורחבה ההטבה לאוכלוסיית העצמאים. עצמאי המפריש לקרן השתלמות עד 7.0 אחוזים מהכנסתו מעסק או ממשלח יד (עד תקרה), זכאי לניכוי בשיעור שאינו עולה על 4.5 אחוזים. תקרת ההטבה לעצמאי גבוהה מזו של העובד השכיר – 21,917 ש"ח לחודש לעומת 15,712 ש"ח כאמור (נכון לשנת 2015). התקרה לעצמאי שהוא גם שכיר היא 21,917 ש"ח בניכוי השכר שבגינו הפריש מעבידו. התקרה לעצמאי צמודה למדד המחירים לצרכן.

שכיר אינו יכול להפקיד לקרן השתלמות לעצמאים בגין הכנסת עבודה, אשר בשלה לא הפקיד עבורו המעביד בקרן השתלמות. בהקשר זה יש לציין שבשנת 2014 הוצאו צווי הרחבה שבאמצעותם הוטלה על מעבידים בענף הניקיון ובענף השמירה והאבטחה חובה להפריש לקרן השתלמות.

פרט להטבת מס במועד ההפקדה, הריבית והרווחים הנובעים מההפקדות עד התקרה (כולל הפקדת העובד) פטורים ממס (ובלבד שנמשכו במועדים הקבועים בסעיף 9(16א). החל משנת 2003 רווחים שנצברו על הפקדות שבוצעו החל מהמועד האמור, חייבים בשיעור של 25 אחוזים (15 אחוזים עד 2005 ו-20 אחוזים עד 2011), לגבי חלק ההפקדות שעולות על תקרת ההטבה. רווחים בגין הכספים שמקורם בהפקדות לפני 1 בינואר 2003 (כולל חלק ההפקדות העולות על תקרת ההטבה) פטורים ממס.

בשנת 2016, העלות המצטברת של הטבת המס לקרנות השתלמות היא 6.6 מיליארד ש״ח, לפי הפירוט שלהלן:

בעת ההפקדה: על פי התחזית לשנת 2016, תסתכם ההטבה בכ-5.2 מיליארד ש״ח – 3.5 מיליארד ש״ח במס הכנסה ו-2.0 מיליארד ש״ח בביטוח לאומי (כולל חלק המעסיק) ובמס בריאות. יש לציין שהגידול הצפוי בשכר ובמספר העובדים בשנת 2016 נלקח בחשבון, אך לא נלקח בחשבון הגידול האפשרי באחוז העובדים הזכאים לקרן השתלמות או בשכר המהווה בסיס לקרן השתלמות שיפעלו לגידול נוסף בעלות ההטבה.

בעת הצבירה: עלות אי הטלת מס של 25 אחוזים על התשואה הראלית מסתכמת בכ-1.1 מיליארד ש״ח.

הכנסות מריבית

עד שנת 2012 וכולל, אומדן ההטבה בסעיף זה הביא בחשבון את הפטור על הכנסות מריבית באפיקים צמודים וכן את הפטור על הרכיב הראלי בהכנסות מריבית על אפיקים לא צמודים. בשנת 2003 בוטל הפטור. החל משנת 2012 מוטל מס בשיעור של 25 אחוזים על הריבית הראלית באפיקי חיסכון צמודים ומס בשיעור של 15 אחוזים על הריבית הנומינלית באפיקים לא צמודים.

בסעיף זה ההטבה נאמדת לעומת שיעור המס המוגבל של 25 אחוזים על הרכיב הראלי והיא כוללת את הניכויים או את הפטורים האלה:

ניכוי לבעלי הכנסות נמוכות – יחיד שהכנסתו והכנסת בן זוגו בשנת 2015 לא עלתה על 62,640 ש״ח, זכאי לניכוי בסך של 9,840 ש״ח מהכנסתו החייבת מריבית.

ניכוי לקשישים – יחיד שבשנת המס 2015 הגיעו הוא או בן זוגו לגיל פרישה, ובשנת 2003 מלאו לאחד מהם 55 שנים, זכאי לניכוי בסך של 13,440 ש״ח מהכנסתו מריבית. יחיד שבשנת המס הגיעו הוא ובן זוגו לגיל פרישה, ובשנת 2003 מלאו להם 55 שנים, זכאי לניכוי בסך של 16,560 ש״ח מהכנסתו מריבית.

פטור לנכים – פטור עד 262,320 ש״ח (נכון לשנת 2015) לנכה ועיוור המקבלים ריבית שמקורה בכספי ביטוח בשל פגיעת גוף.

יש לציין שהאומדן בסעיף זה לא כולל את הפטור על הריבית על פיקדונות תושבי חוץ בבנקים ישראלים ואת הפטור על פיקדונות במט״ח של עולים חדשים.

חלוקת אופציות לעובדים

על פי סעיף 102 לפקודת מס הכנסה, ניתן לדחות את מועד אירוע המס לאחר מתן האופציות לעובד. במסלול הרגיל, העובד ישלם אז מס על פי שיעור המס השולי וההכנסה תיחשב כהוצאה המותרת בניכוי בידי המעביד. ואולם, קיים גם ״מסלול רווח הון״ שבו העובד משלם מס בשיעור 25 אחוזים, אך המעביד אינו רשאי לנכות את ההוצאה לצורכי מס. אין אומדן להטבה זו.

רווחה ופיזור אוכלוסייה

פטור ממס הכנסה למלכ"ר – מלכ"רים פטורים ממס על הכנסותיהם שלא מעסק. אין נתונים על היקף ההטבה.

פטור על קצבאות משרד הביטחון – פטור על תגמולים ישירים, הניתנים מטעם אגף השיקום במשרד הביטחון למשפחות שכולות, לאלמנות ולנכים (למעט רכב, דיור ושיקום).

פטור לקצבאות הביטוח הלאומי

קצבאות ילדים – הפטור חושב בהנחה שכל הקצבה תמוּסה בידי ראש המשפחה. בשנים 2013 ו-2014 חלה ירידה בהטבה, בעקבות ההפחתה בקצבאות בחודש אוגוסט 2013. בדיוני התקציב לשנים 2016–2015 החליטה הממשלה להגדיל, רטרואקטיבית מחודש מאי 2015, את קצבאות הילדים, כך שיורחבו הטבות המס, על פי האומדן, ב-100 מיליון ש"ח בשנת 2015 וב-170 מיליון ש"ח בשנת 2016.

קצבאות זקנה ושאירים – הפטור על קצבאות אלה אמור היה להתבטל בספטמבר 1991, על פי החלטת הממשלה, אך היא חזרה בה והפטור עומד בעינו.

קצבאות אחרות – פטור על קצבאות בגין נכות כללית, פעולות איבה, ניידות ומענק לידה. לעומת זאת, דמי אבטלה, דמי פגיעה בעבודה, דמי לידה ותשלומים למשרתים במילואים חייבים במס.

זיכוי לעולים חדשים – עולים חדשים זכאים ל-3 נקודות זיכוי נוספות ב-18 החודשים הראשונים לעלייתם ארצה, ל-2 נקודות זיכוי בשנה שלאחר מכן ולנקודת זיכוי אחת בשנה שלאחריה. אומדן העלות המוצג כאן מתייחס להטבה זו בלבד.

פטור לעולים חדשים ולתושבים חוזרים על ההכנסות מחו"ל – נוסף על הזיכוי לעיל, עולים ותושבים חוזרים זכאים לשורה של הקלות שאין לגביהן אומדן עלות: פטור לעשר שנים על כלל ההכנסות שמקורן בחו"ל של עולה חדש או תושב חוזר ותיק; פטור לחמש שנים על הכנסות פסיביות שמקורן בנכסים בחו"ל שנרכשו לפני חזרתו לארץ של תושב חוזר; פטור לעשרים שנה על הכנסות מריבית מפיקדון במט"ח בבנק ישראלי לעולה חדש ופטור כאמור לחמש שנים לתושב חוזר; פטור על פנסיות מחו"ל בתנאים מסוימים.

החזקת קרוב במוסד – עד יולי 1990 ניתן זיכוי (בשיעור שבין 25 אחוזים ל-35 אחוזים) על הוצאות רפואיות בגבולות מסוימים. מאז ניתן הזיכוי רק להוצאות בשל אחזקת קרוב במוסד, בשיעור של 35 אחוזים מההוצאה העולה על 12.5 אחוזים מההכנסה החייבת. לדוגמה, אדם שילם סכום של 100,000 ש"ח עבור החזקת קרוב במוסד והכנסתו החייבת באותה שנה הייתה 300,000 ש"ח, ייהנה מזיכוי של 21,875 ש"ח, על פי החישוב הזה: (100,000 - 300,000*12.5%) * 35% = 21,875.

הורה שילדו נטול יכולת – עד שנת 2002, נישום שטיפל בהורה, בבן זוג או בילד, נטולי יכולת, היה זכאי ל-2 נקודות זיכוי - בתנאי שלא ביקש זיכוי בשל הוצאות רפואיות בגין אותו נטול יכולת. החל משנת 2003, ההטבה ניתנת רק להורה שיש לו ילד נטול יכולת.

תרומות – 35 אחוזים זיכוי ליחיד מסכום התרומה (לגבי חברות שיעור הזיכוי היה 35 אחוזים עד שנת 2005 ומשנת 2006 הזיכוי הוא כשיעור מס חברות בשנת מתן התרומה), עד לתקרה של 30 אחוזים מההכנסה החייבת או עד ל-480,000 ש"ח לשנה (נכון לשנת 2000), הנמוך מבין שניהם. בשנת 2001 הועלתה (רטרואקטיבית משנת 2000) התקרה ל-2 מיליון ש"ח וניתנה אפשרות לפרוס תרומות העולות על תקרה זו לשלוש שנים קדימה. מאז הועלתה התקרה והיא עומדת על 9.3 מיליון ש"ח בשנת 2015.

עיוורים ונכים – פטור על הכנסה מיגיעה אישית של עיוורים ונכים עד 51,200 ש"ח לחודש, או על הכנסות אחרות עד 6,130 ש"ח לחודש (נכון לשנת 2015). בסעיף זה היו כלולים, עד חודש יוני 2003, גם בעלי נכות זמנית, כתוצאה ממחלות קשות. החל מיולי 2003, ההטבה מוענקת רק לנישומים עם נכות לתקופה של מעל לשנה. נכים בעלי נכות לתקופה של בין חצי שנה לשנה מקבלים הטבה מוקטנת.

תושבים באזורי פיתוח – ההנחה ממס ניתנת למתגוררים ביישובי פיתוח, שהוגדרו לצורך זה. הזיכוי הוא בשיעורים של 10 עד 22 אחוזים בהגבלה של תִקרה. רשימת היישובים הזכאים צומצמה החל מיולי, 2003 אך משנת 2005 היא הורחבה.

יש לציין עוד שהפטור ממע"מ באילת אינו נכלל בסעיף זה, אלא בהטבות במסים עקיפים, בהמשך הפרק.

מעבידים באילת – כדי להוזיל את עלות העבודה באילת, ניתן למעסיקים זיכוי בשיעור של 20 אחוזים מההכנסה החייבת של עובדיהם, עד לתִקרת המס שנוּכה משכר עובדים אלה. החל משנת 2003, הטבה זו אינה ניתנת בשל העסקת קרוב או בעל שליטה בחברה המעבידה. החל משנת 2006 הוגבל הזיכוי למס הכנסה שנוכה מכל עובד בנפרד.

הטבות למשפחה

משפחות חד-הוריות וגרושים – נקודת זיכוי אחת ניתנת לראש משפחה חד-הורית (נוסף לנקודת זיכוי אחת בגין כל ילד) ולגרוש המשתתף בכלכלת ילדיו הנמצאים אצל בן הזוג הקודם.

נשים – נשים, בחישוב נפרד, זכאיות לחצי נקודת זיכוי נוספת; נשים בחישוב מאוחד זכאיות לאותה הטבה, בתנאי שהן "בן הזוג הרשום".

ילדים להורים עובדים – אישה עובדת, בחישוב נפרד, הייתה זכאית עד ליולי 1990 לנקודת זיכוי אחת בשל כל אחד מילדיה, שלא מלאו לו עדיין 18 שנה. מאז יולי 1990 ועד שנת המס 1995, ניתנה נקודת זיכוי אחת בגין כל ילד אי-זוגי בלבד, בעוד שאֵם או אב חד-הוריים המשיכו ליהנות מנקודת זיכוי מלאה עבור כל ילד. החל משנת המס 1996 שוב נִתנה לכל אישה, בחישוב שומה נפרד, נקודת זיכוי אחת בגין כל ילד, למעט ילדים בשנת הולדתם הראשונה ובשנה שמלאו להם 18, אשר בגינם ניתנת חצי נקודה זיכוי בלבד. זוג, בחישוב שומה מאוחד, זכאי לרבע נקודת זיכוי בשל ילדיו שלא מלאו להם 18 שנה. החל משנת 2012, אימהות לילדים עד גיל 5 נהנות מנקודת זיכוי נוספת, כדי להתחשב בהוצאות ההשגחה, ולראשונה, אבות לפעוטות עד גיל 3, נהנים אף הם נקודות זיכוי נוספות בגין ילדיהם.

בן זוג שאינו עובד – עד שנת 2004, אדם שכלכלת בן זוגו הייתה מוטלת עליו היה זכאי לנקודת זיכוי אחת, פרט לאישה שדרשה נקודות זיכוי בגין ילדיה, שהייתה זכאית לחצי נקודת זיכוי בלבד כאשר כלכלת בן זוגה הייתה מוטלת עליה. החל משנת 2005 בוטלה הטבה זו, למעט במקרים שבהם הנישום או בן זוגו הם נכים או הגיעו לגיל פרישה.

משלמי מזונות – על פי סי 40(ב)(2) לפקודת מס הכנסה, הורים גרושים המשלמים מזונות לילדיהם זכאים לנקודת זיכוי אחת או לחלק ממנה לפי חלקם בהוצאות הכלכלה של ילדיהם.

הטבות שונות במס הכנסה

הכנסות מהימורים, הגרלות ופרסים – עד יולי 2003, הכנסה מהימורים, מהגרלות ומפרסים הייתה פטורה ממס. ביולי 1996 החליטה הממשלה להטיל מס על הכנסות העולות על 1,000 ש"ח שהתקבלו מהימורים והגרלות, אך החלטה זו לא מומשה בפועל. החל מיולי 2003, כל זכייה העולה על 70,000 ש"ח חייבת ב-25 אחוזי מס. סכום זה הופחת ל-50,000 ש"ח בשנת 2005 שהם 60,720 ש"ח בערכי 2013. בשנת 2014 הוקטנה תקרת הפטור ל-50,000 ש"ח והועלה שיעור המס ל-30 אחוזים.

שכר דירה – שכר דירה מהשכרת דירת מגורים היה פטור ממס עד לסכום חודשי של 7,390 ש"ח (נכון לשנת 2004). בשנת 2005 ובשנת 2006 קטן סכום זה ל-5,540 ש"ח ול-3,695 ש"ח, בהתאמה, ובשנת 2007 הועלה ל-4,200 ש"ח. הסכום עודכן ל-5,070 ש"ח בשנת 2015. מעל לסכום זה פוחת הפטור שקל כנגד שקל. לדוגמה, על הכנסה של 6,070 ש"ח יינתן פטור רק עד 4,070 ש"ח.

עידוד בניית דירות להשכרה – חברה שיש בבעלותה בניין שבנייתו הסתיימה בשנת 2007 ואילך ואשר 70 אחוזים מדירותיו מושכרות למגורים עשר שנים רצופות, זכאית לשיעור פחת של 20 אחוזים על הבניין וזכאית לקזז הפסד מהבניין בשל פחת כנגד כל הכנסה. כמו כן, החברה פטורה ממס שבח על מכירת הבניין בתנאי שהקונה ימשיך להשכיר את הדירות כך שתקופת ההשכרה הכוללת תהיה 25 שנים רצופות. עלות ההטבה נאמדת בכ-30 מיליון ש"ח בשנת 2011 והיא תגדל עד לכ-100 מיליון ש"ח בטווח הארוך.

חיילים משוחררים – החל משנת 2000 חיילים ומתנדבים בשירות לאומי ששירתו 23 חודשים לפחות זכאים לשתי נקודות זיכוי נוספות לתקופה של שנתיים מיום שחרורם. תקופה זו הוארכה לשלוש שנים החל משנת 2007. מי ששירת בין 12 ל-23 חודשים זכאי לנקודת זיכוי אחת.

סטודנטים – החל משנת 2005 ניתנת חצי נקודת זיכוי במשך שלוש שנים למקבלי תואר B.A. או תעודת הוראה (לרבות לימודי מקצוע בהיקף של 1,700 שעות אקדמיות) ולמשך שנתיים נוספות למקבלי תואר M.A., אשר סיימו את לימודיהם בשנת 2005 ואילך. החל משנת 2008 הוכפלה ההטבה למקבלי תואר B.A ותעודת הוראה, אשר סיימו את לימודיהם בשנת 2007 ואילך, לנקודת זיכוי שלמה. על פי הצעת התקציב לשנים 2013–2014, הציעה הממשלה לבטל הטבה זו החל משנת 2014, אך על פי הנוסח שאושר בכנסת חל רק צמצום בהיקף ההטבה בהוראת שעה. בהצעת התקציב לשנים 2015–2016 מוצע להאריך הוראת שעה זו עד לשנת 2020.

ספורטאים ועיתונאים זרים – אלה זכאים לנכות מהכנסתם החייבת את דמי השכירות ואת הוצאות האירוח ששילמו בישראל. על הכנסתם לאחר ניכויים אלה, עליהם לשלם מס בשיעור של 25 אחוזים בלבד. לגבי ספורטאים, הטבות אלה חלות על הכנסה מעיסוק בספורט במשך 48 חודשים, ואילו לגבי עיתונאים ההטבות חלות על הכנסה מעבודה עיתונאית במשך 36 חודשים. על פי הצעת התקציב לשנת 2015 שהוגשה באוקטובר 2014, הציעה הממשלה לבטל הטבה זו החל משנת 2015. אולם כידוע, הכנסת פוזרה בשלהי שנת 2014.

קרנות וגופים מוטבים

גופים שונים נהנים מהטבות מס. אין בידנו אומדן עלות להטבות אלו.

קרן קיסריה אדמונד בנימין דה רוטשילד – הקרן, המפתחת את אדמות קיסריה, פטורה ממס הכנסה וממס שבח בתוקף הסכם משנת 1962 עם שר האוצר. על פי דו"ח מבקר המדינה לשנת 2012, רשות המסים דרשה מהקרן תשלום של 145 מיליון ש"ח בשנת 2010 בגין 2004–2008. ברשות טענו שהקרן חייבת במס חברות בגין מכירת קרקעות ומס על רווחים מניהול השקעות פיננסיות. העניין עומד בבית המשפט.

האקדמיה הלאומית הישראלית למדעים – על פי סעיף 8 לחוק באותו שם, האקדמיה פטורה מכל מס.

קרן וולף – על פי סעיף 4 לחוק באותו שם, הקרן פטורה מכל מס.

קרן המדע הדו-לאומית של ארה"ב וישראל – הקרן פטורה ממס שבח, ממס רכישה וממס מעסיקים. שתי קרנות דו-לאומיות ארה"ב-ישראל נוספות (למו"פ תעשייתי ולמו"פ חקלאי) נהנות מאותן ההטבות.

המרכז הישראלי לקידום תרבות האדם – זהו מכון וון ליר, שחוק משנת 1958 קבע לגביו שנכסיו ועסקותיו יהיו פטורים מכל מס, אגרה וארנונה.

יש גופים נוספים הנהנים אף הם מהטבות מס, וביניהם מרכזי הנצחה לזכרם של יצחק רבין ומנחם בגין, מוסדות להנצחת דוד בן גוריון ויד יצחק בן צבי.

חברת קו צינור הנפט אילת-אשקלון (קצא״א) – החברה מפעילה קו צינורות להעברת נפט גולמי מנמל אילת למזח באשקלון. על פי ״חוק זיכיון נפט״ משנת 1968, החברה פטורה מכל מס, מכס, אגרות או ארנונה. תוקף הזיכיון עד שנת 2017.

טובות הנאה (Fringe Benefits)

טובות הנאה הן תמורות לא כספיות שמעסיק מעניק לעובדיו, כגון העמדת דירת מגורים, רכב צמוד או הלוואה בריבית מסובסדת. פטור או מיסוי חלקי של טובות הנאה ייחשבו כהטבת מס.

רכב צמוד – הטבת המס ברכב צמוד היא ההפרש בין ערך התועלת לעובד לבין תוספת ההכנסה שנלקחת בחשבון לצורכי מס. לדוגמה, בעלי רכב צמוד מקבוצה 2 (כגון מזדה 3 או פורד פוקוס) התחייבו, בשנת 2007, במס על הכנסה זקופה של 1,330 ש״ח לחודש בלבד, בעוד שתועלתם משימוש פרטי ברכב נאמדה ב-2,700 ש״ח עד 3,000 ש״ח לחודש. זקיפת ההכנסה בגין רכב צמוד עלתה בשנת 2008 (ל-1,570 ש״ח לחודש לרכב מקבוצה 2) והיא המשיכה לעלות בהדרגה בשנים 2009–2011 (עד לכ-2,500 ש״ח לחודש לרכב מקבוצה 2). בכך צומצמה הטבת המס בסעיף זה מ-2.5 מיליארדי ש״ח בשנת 2007 ל-0.3 מיליארדי ש״ח החל משנת 2011.

חניה במקום העבודה – עובד שמעסיקו העמיד לרשותו מקום חניה אינו חייב בתשלום מס בגין הטבה זו. להטבה זו אין אומדן עלות.

הטבות במיסי נדל״ן

הטבות במס רכישה

מס רכישה מופחת לנכה, נִפגע, בן משפחה של נִסְפָּה, עולה חדש (עד תִקרה שנקבעה). גם במכירה ללא תמורה, מיחיד לקרובו, ניתנת הנחה של שני שלישים לעומת השיעור הרגיל. לנוכח הרחבת מדרגות מס הרכישה החל משנת 2007, הטבות אלו זניחות.

הטבות במס שבח

מס שבח לדירות מגורים – לפי נוסח חוק מס שבח עד שנת 2013, רשאי היה בעל דירת מגורים אחת למכור אותה אחת ל-18 חודשים בפטור מלא ממס שבח. מי שברשותו יותר מדירת מגורים אחת, היה רשאי למכור, בפטור ממס, דירת מגורים אחת, פעם בארבע שנים. החל משנת 2014 בוטל הפטור (וחיוב השבח שיצמח החל משנה זו) לגבי בעלי דירה נוספת, והפטור לדירה יחידה הוגבל לערך דירה של 4.5 מיליון ש״ח.

מס שבח לנכסים היסטוריים – על פי ס׳ 48א(ד)(1) לחוק מיסוי מקרקעין (שבח ורכישה), נכסים שנרכשו עד 1960 חייבים בעת מכירתם במס שבח מוגבל, בין 12 אחוזים ל-24 אחוזים בלבד. החל משנת 2005 צומצמה הטבה זו בהדרגה לגבי חברות ולגבי יחידים שקיבלו את הזכות במקרקעין בפירוק חברה. לגבי יחידים ואחרים (כגון אגודות שיתופיות) תצומצם ההטבה החל משנת 2011 עד שתבוטל לגמרי בשנת 2015.

הטבות נוספות במסי נדל״ן – קיימות הטבות מס נוספות לקרנות ריט (קרנות סחירות המשקיעות בנדל״ן מניב באמצעות הבורסה), לפרויקטים של פינוי-בינוי ולעסקות של שחלוף נכסים. אין אומדן להטבות אלו.

תחזית ההטבות במסים עקיפים

בשנים 2016–2015 יסתכמו ההטבות במסים עקיפים ב-9.1 מיליארד ש"ח וב-9.3 מיליארד ש"ח בהתאמה. כ-55 אחוזים מההטבות יהיו במע"מ.

מכס ומס קנייה

סולר – על פי הסדר הסולר, מפעלים תעשייתיים, מובילים והתחבורה הציבורית נהנים מהחזר חלקי של המס על סולר, בהיקף של מעל ל-3 מיליארד ש"ח.

עולים חדשים – עד לשנת 2004 עולה חדש שילם מס מופחת בשיעור של 25 אחוזים + מע"מ בעת רכישת רכב בנפח מנוע של עד 1750 סמ"ק ו-50 אחוזים + מע"מ בעת רכישת רכב בנפח מנוע גדול יותר (זאת בהשוואה לשיעור המס הכללי של 95 אחוזים עד 109 אחוזים). החל משנת 2005 שיעור המס הוא 50 אחוזים + מע"מ, ללא הבדל נפח מנוע. כמו כן בוטל, החל משנת 2005, הפטור ממע"מ שניתן לעולים ולתושבים חוזרים בעת רכישת רהיטים שיוצרו בישראל.

תושבים חוזרים – עד שנת 2004, תושבים חוזרים ששהו מעל לשנתיים בחו"ל זכו להטבות במכס ובמס קנייה. משנת 2005, הטבות אלו ניתנות רק לשוהים בחו"ל מעל שש שנים.

תיירים – ישראלים מעל גיל שנתיים החוזרים מחו"ל, פטורים ממכס וממס קנייה על סחורה שהביאו עִמם לצריכה עצמית, בשווי של עד 200 דולר. בנוסף לכך, נכנס מעל לגיל 18 זכאי לייבא כמות מוגבלת של אלכוהול וסיגריות. עיקר ההטבה היא בגין ייבוא סיגריות. החל מאפריל 2013 צומצם ייבוא הסיגריות – הפטור הוא משתי חבילות לחבילה אחת.

אביזרי בטיחות לרכב – מערכת הזיכויים בגין אביזרי בטיחות עברה רפורמה מקיפה באוגוסט 2013, ונכנסו טכנולוגיות חדשות לרשימת המערכות שבגינן ניתנת הטבה במס קנייה.

מוניות – על כלי רכב המשמשים כמוניות חל מס קנייה מוגבל של 8 אחוזים.

פטורים מותנים – ניתנים במכס ובמס קנייה, במקרים כגון פטור למוסדות להשכלה גבוהה על ייבוא חומר מדעי וחינוכי, פטורים על פי אמנות בין-לאומיות או פטור למוסדות בריאות.

מע"מ

מע"מ בשיעור אפס חל על צריכת פירות וירקות טריים וכן על צריכה של תיירים זרים בבתי מלון (וכן ברכישת שירותים ומוצרים נוספים על ידי תיירים זרים).

גם הצריכה באזור אילת (פרט לצריכת מוצרים בני קיימא וסיגריות) פטורה ממע"מ. על פי החלטת ממשלה מ-15 באוגוסט 2004, פטור זה היה צריך להתבטל החל משנת 2005, אלא שהחלטה זו לא אושרה על ידי הכנסת.

תחזית הטבת המס באגרות

שימוש בתדרים על יד מערכת הביטחון – החל משנת 1994 מוטלת אגרה על המשתמשים האזרחיים בתדרים לשידור, ובשנת 1995 הורחבה תחולתה לחברות הטלוויזיה בכבלים. מערכת הביטחון (כולל המשטרה), המשתמשת העיקרית בתדרים, ממשיכה ליהנות מפטור.

רישוי רכב נכים – משרד התחבורה מעניק הנחות באגרת רכב לכ-100,000 נכים.

רישוי רכב ורישיון נהיגה למשרתי במילואים – משרתי מילואים נהנים אף הם, במגבלות, מהנחה באגרת רישוי רכב ובאגרת רישיון נהיגה.

לוח ד.: אומדן הטבות המס לשנים 2015–2016
(במיליוני ש״ח)

נושא	2015	2016
סך הכול	49,610	50,920
חלק ראשון: מסים ישירים	**40,260**	**41,310**
1. הטבות לגורמי ייצור	7,780	7,070
א. החוק לעידוד השקעות הון	7,600	6,900
- כללי	-	-
- משקיעי חוץ	-	-
- מסלול חלופי	-	-
ב. חוק האנג׳לים	..	
ג. מחקר ופיתוח, חיפושי נפט וסרטים	..	..
ד. זיכוי לעובדי משמרות	180	170
ה. החוק לעידוד התעשייה	..	..
ו. פחת מואץ	-	-
ז. פטור השתתפות	..	..
ח. מס מוגבל על רווחי הון (לא כולל בורסה)	-	-
2. הטבות לחיסכון ולשוק ההון	17,600	18,690
א. קופות פנסיה, נטו:	13,140	13,900
- הטבות בעת ההפקדה	10,100	10,300
- הטבות בצבירה	7,000	7,700
- בניכוי מיסוי בעת המשיכה	-3,960	-4,100
ב. קרנות השתלמות	4,260	4,590
- הטבות בעת ההפקדה	3,300	3,530
- הטבות בצבירה	960	1,060
ג. הכנסה מריבית	200	200
ד. מיסוי אופציות לעובדים במסלול הוני	..	..
3. רווחה ופיזור אוכלוסייה	4,520	4,900
א. פטור ממס הכנסה למלכ״ר	..	..
ב. פטור לקצבאות משרד הביטחון	520	560

נושא	2015	2016
ג. פטור לקצבאות הביטוח הלאומי	1,600	1,730
- קצבאות ילדים	810	860
- קצבאות זקנה ושארים	720	800
- קצבאות אחרות	70	70
ד. זיכוי לעולים חדשים	40	50
ה. פטור לעולים חדשים ולתושבים חוזרים על הכנסות מחו״ל	..	..
ו. זיכוי בשל החזקת קרוב במוסד	40	50
ז. זיכוי להורה שילדו נטול יכולת	50	50
ח. זיכוי בשל תרומות	390	420
ט. הטבות לעיוורים ולנכים	380	450
י. זיכוי לתושבים באזורי פיתוח	1,390	1,480
יא. זיכוי למעבידים באילת	110	110
4. הטבות למשפחה (פרט לפטור על קצבאות ילדים)	4,010	4,070
א. זיכוי למשפחות חד-הוריות	120	120
ב. חצי נקודת זיכוי לנשים	860	880
ג. זיכוי בגין ילדים (לרבות במשפחות חד-הוריות)	2,980	3,020
ד. זיכוי בגין בן זוג לא עובד	30	30
ה. זיכוי למשלמי מזונות	20	20
5. הטבות שונות במס הכנסה	1,760	1,830
א. הכנסות מהימורים	250	270
ב. פטור להשכרת דירות מגורים	1,210	1,250
ג. עידוד בניית דירות להשכרה	60	60
ד. חיילים משוחררים	70	70
ה. סטודנטים	160	170
ו. ספורטאים זרים	10	10
6. קרנות וגופים מוטבים	-	-
א. קרן קיסריה	..	..
ב. האקדמיה הלאומית הישראלית למדעים	..	..
ג. קרן וולף	..	..
ד. קרן המדע הדו-לאומית של ארה״ב וישראל	..	..
ה. המרכז הישראלי לקידום תרבות האדם (מכון וון ליר)	..	..

נושא	2015	2016
ו. חברת קו צינור אילת-אשקלון (קצא״א)	..	..
7. טובות הנאה (Fringe Benefits)	330	350
א. רכב צמוד	330	350
ב. חניה במקום העבודה	..	..
8. הטבות במיסי נדל״ן	4,260	4,400
א. הנחות במס רכישה	-	-
ב. פטור ממס שבח לדירת מגורים	4,260	4,400
ג. מס שבח מוגבל לנכסים היסטוריים	-	-
ד. מס שבח מוגבל ל-20 או 25 אחוזים	-	-
חלק שני: מסים עקיפים	**9,050**	**9,280**
1. מכס ומס קנייה	3,970	4,150
א. סולר	3,100	3,170
ב. עולים חדשים	50	50
ג. תושבים חוזרים	10	10
ד. תיירים ישראליים	460	480
ה. אביזרי בטיחות לרכב	150	200
ו. מס מוגבל למוניות	170	200
ז. פטורים מותנים	30	40
2. מע״מ	5,080	5,130
א. פירות וירקות	3,010	3,020
ב. שירותי תיירות	920	920
ג. חוק אילת	810	810
ד. רכישות מחו״ל דרך האינטרנט	340	380
חלק שלישי: אגרות	**300**	**330**
1. שימוש בתדרים על יד מערכת הביטחון	120	130
2. רישוי רכב נכים	170	190
3. רישוי רכב ורישיון נהיגה למשרתים במילואים	10	10

המקור: מנהל הכנסות המדינה

לגבי הטבות שבהן רשום '..' - המשמעות היא שבבסיס הנתונים אינו מאפשר לאמוד את עלות ההטבה.

חלק ה
נספחים

עקרונות חוק התקציב

מסמכי חוק התקציב

הצעת חוק התקציב לשנות הכספים 2015 ו-2016, התשע"ה-2015

מחירי התקציב

לוחות התקציב

עקרונות חוק התקציב

חוק התקציב השנתי מוגש בהתאם להוראות "חוק יסוד: משק המדינה", שלפיהן ייקבע תקציב המדינה בחוק ויכלול את ההוצאות הצפויות והמתוכננות של הממשלה. בהתאם להוראות החוק, תקציב המדינה לשנות הכספים 2016-2015 מוגש במתכונת דו-שנתית.

חוק יסודות התקציב, התשמ"ה-1985 (להלן - חוק יסודות התקציב) הוא שהניח את היסודות לחוקי התקציב השנתיים, כדלקמן:

- הפרטים והמבנה של חוק התקציב השנתי
- סמכויות הממשלה לשנות במהלך השנה את התקציב ואת התחומים שבהם היא נדרשת לקבל את אישור הכנסת או את אישורה של ועדת הכספים של הכנסת
- דרכי השימוש ברזרבות
- עדיפות חוק התקציב על חוקים אחרים ודרכי אכיפתו
- מגבלות האשראי על הרשויות המקומיות ועל הגופים המתוקצבים
- הוראות מיוחדות לגבי הגופים המתוקצבים.

בהתאם לאמור בחוק היסוד ובחוק יסודות התקציב, מוצע חוק התקציב לשנת הכספים 2015, הקובע את ההוצאה המרבית שהממשלה מורשית להוציא בכל אחת משנות הכספים האמורות ואת חלוקתה לסעיפי התקציב, לתחומי פעולה ולתכניות, כמפורט בתוספת הראשונה לחוק.

בנוסף לכך נקבעו בחוק גם סכומים מרביים להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח האדם. גם אלה מוגדרים ברמת סעיפים, תחומי פעולה ותכניות, והם מפורטים בתוספת הראשונה לחוק.

בתוספת השנייה לחוק קבועים סעיפי התקציב של המפעלים העסקיים.

שר האוצר, כממונה על ביצוע התקציב, מוסמך להתקין תקנות והוראות מְנהל לביצועו.

חוק ההרשאה

חוק התקציב בישראל הוא חוק הרשאה, המתיר לממשלה להוציא בשנת הכספים לכל היותר את הסכומים הנקובים בו, אך אינו מחייב אותה לעשות כן. הרשאה זו מתייחסת להוצאה, להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח האדם.

הוצאה

תקציב ההוצאה לשנה מסוימת מתיר לממשלה להוציא באותה השנה סכום שחלוקתו מופיעה בטור הראשון של התוספת הראשונה לחוק. הממשלה רשאית, באישור ועדת הכספים של הכנסת, להעביר סכומים בין סעיפי התקציב השונים.

הוצאה מותנית בהכנסה

הרשאה נוספת המותנית בקבלת הכנסות מגורמים חוץ-ממשלתיים. חלוקת הוצאה זו מופיעה בטור השני של התוספת הראשונה.

הרשאה להתחייב

בנוסף למגבלה על ההוצאה בפועל, החוק מגביל התחייבויות באמצעות הרשאה להתחייב. הרשאה זו, המופיעה בטור השלישי של התוספת הראשונה, מציינת את הסכום המרבי שהממשלה רשאית להתחייב עליו באותה התכנית במהלך שנת הכספים, גם אם יתבצע התשלום בשנים הבאות. הסדר זה מאפשר לממשלה לפעול במסגרת תכניות רב-שנתיות בפיקוח תקציבי נאות.

לגבי התכניות בתקציב הרגיל, שבהן לא נקוב סכום הרשאה להתחייב אלא סכום הוצאה ו/או הוצאה מותנית בהכנסה, ניתן להתחייב בגובה הסכומים האלה אם ההוצאה תיעשה במרוצת אותה שנת הכספים או בשנת הכספים שלאחריה.

שיא כוח האדם

מספר שיא כוח האדם המרבי שהממשלה רשאית למלא בשנה מסוימת מופיע בטור הרביעי של התוספת הראשונה.

בסיס ההוצאה בתקציב

בסיס מזומנים

חוק התקציב מושתת על בסיס מזומנים. כהוצאה תקציבית נחשב תשלום במזומן או זיכוי של החשב הכללי.

בסיס ביצוע

כדי לאפשר למפעלים העסקיים, המוכרים מוצרים ושירותים לציבור, לנהל מערכת חשבונאות קרובה ככל האפשר לזו של גוף מסחרי, הושתת התקציב שלהם על אותו בסיס ביצוע. כלומר, ההוצאה של מפעלים עסקיים אלה נחשבת בתור שכזו כאשר בוצעה העבודה או משנתקבל השירות או הנכס, בין אם בוצע התשלום ובין אם נדחה למועד מאוחר יותר. על אותו הבסיס מוגדרת גם ההכנסה של המפעלים העסקיים.

רזרבות

בתוספת הראשונה קיימת הרזרבה הכללית. כמו כן קיימות בתקציב רזרבות מיועדות בתקציבי המשרדים השונים. החוק מקנה לשר האוצר סמכות לקבוע, באישור ועדת הכספים של הכנסת, את המטרות ואת היעדים להוצאת סכומי הרזרבות.

שימוש בעודפי השנה הקודמת

כספים שלא הוצאו בשנה מסוימת ניתנים לניצול בשנה שלאחריה, בתנאי שנותר עודף בסעיף ההוצאה הראשי. שר האוצר מוסמך לאשר עודפים לניצול, לאחר מתן הודעה על כך לוועדת הכספים של הכנסת. הסכום המותר לשימוש יתווסף לסכומים המאושרים בתקציב השנה השוטפת.

שינויים בחוק התקציב במהלך שנת הכספים

חוק יסודות התקציב מאפשר ביצוע שינויים במהלך השנה. כל שינוי בתכנית טעון הודעה לוועדת הכספים של הכנסת. שינויים בשיעורים העולים על השיעורים הנקובים בחוק מחייבים את אישורה המוקדם של הוועדה.

דוח תקבולים, הוצאות ומילוי משרות

על שר האוצר להגיש לכנסת דוח על התקבולים, על ההוצאות ועל מילוי המשרות בתקציב, לכל תוספותיו וחלקיו, תוך שישה חודשים מתום שנת הכספים. בנוסף לכך, על השר להגיש לוועדת הכספים של הכנסת, בסוף כל רבעון, אומדן של ביצוע הגירעון ומימונו, המבוסס על נתוני קופה.

ביצוע התקציב

התקנת תקנות והאצלת סמכויות

שר האוצר ממונה על ביצוע 'חוק יסודות התקציב' ו'חוק התקציב'. הוא רשאי להתקין תקנות, לרבות פירוט נוסף של תכניות וכן להאציל את סמכויותיו לפי 'חוק יסודות התקציב', לרבות הסמכות להתקין תקנות ביצוע, כולל סדרי ניהול כספים וחשבונות, פרט לתקנות בעלות תוקף תחיקתי.

פיקוח על הביצוע מבחינת חוקיות ההוצאה

הסמכות לפקח על ביצוע התקציב מבחינת חוקיות ההוצאה, העמידה במסגרת התקציב המאושר והתקנת התקנות בדבר סדרי ניהול כספים וחשבונות, מואצלות כל שנה לחשב הכללי. החשב הכללי פועל באמצעות חשבי המשרדים הצמודים למשרדים השונים והם אחראים ישירות בפניו וכפופים לו מבחינה ארגונית. חתימת חשב המשרד היא תנאי הכרחי למתן תוקף לכל התחייבות או הוצאה של הממשלה.

ביצוע תקציב לגבי תאגידים

סעיפי חוק התקציב המתייחסים לגופים המתוקצבים, לרשויות המקומיות ולגופים הנתמכים, מקנים סמכויות ביצוע לשר האוצר, ובנוסף אליו — גם לשרים הנוגעים בדבר (השרים הממונים).

ביקורת חיצונית על ביצוע התקציב

ביקורת חיצונית על ביצוע 'חוק התקציב' נתונה בידי מבקר המדינה, המגיש את הדין וחשבון השנתי שלו לכנסת. ההערות וההמלצות של מבקר המדינה הנוגעות לחוק התקציב ולביצועו, לדין וחשבון על התקבולים ועל הוצאות המדינה ולמאזן התחייבויותיה וזכויותיה של המדינה, נידונות בוועדה לענייני ביקורת המדינה. מסקנות הוועדה מובאות לאישור הכנסת.

מסמכי חוק התקציב

הצעת חוק התקציב הדו-שנתי מפרטת את סך ההוצאה השנתית שמותר לממשלה להוציא בכל אחת משנות הכספים. בנוסף לכך מפורטים בהצעה תקציב ההוצאה המותנית בהכנסה, ההרשאה להתחייב, שיא כוח האדם ותקציבי המפעלים העסקיים.

להצעת חוק התקציב מצורפות שתי תוספות:

התוספת הראשונה

פירוט תקציב ההוצאות

בתוספת הראשונה מפורטים תקציב ההוצאה, ההוצאה המותנית בהכנסה, ההרשאה להתחייב ושיא כוח האדם של הממשלה. בפירוט תקציב ההוצאות, מורכבת התוספת הראשונה משני חלקים:

חלק א: התקציב הרגיל

תקציב זה מסווג לפי תחומי משרדי המטה, הביטחון והסדר ציבורי, השירותים החברתיים, תשתיות, ענפי המשק, הוצאות אחרות ותשלומי ריבית.

חלק ב: תקציב פיתוח וחשבון הון

חלק זה כולל השקעות ישירות של הממשלה בתחומים שונים, מתן אשראי ותשלומי קרן.

התקציב לחישוב מגבלת ההוצאה

בהתאם לחוק הפחתת הגירעון והגבלת ההוצאה התקציבית, תשנ״ב-1992, התקציב לחישוב ההוצאה הממשלתית המותרת הוא תקציב ההוצאה (ללא הוצאה המותנית בהכנסה) בחלק א ובחלק ב כאמור, בניכוי תשלום חובות למעט תשלום חובות לביטוח הלאומי.

תחזית התקבולים והמלוות

תחזית ההכנסות מחולקת גם היא לשני חלקים:

חלק א: תקבולים שוטפים

חלק זה כולל את המסים על הכנסה ורכוש, מסים על הוצאה, אגרות בעד שירותים, ריבית ורווחים, תמלוגים ותקבולים שונים.

חלק ב: תקבולים ממלוות וחשבון הון

חלק זה כולל את החזרי ההשקעות של הממשלה ופירעון ההלוואות שהיא נתנה, הפרשות לפנסיה ולפיצויים, הכנסות הון, מלוות שקיבלה הממשלה בארץ ומלוות ומענקים שקיבלה מחו״ל.

תחזית הטבות המס

בתחזית זו מפורטים הסכומים שלא ייגבו בשל הטבות מס, לפי חלוקה להטבות במסים ישירים, הטבות במסים עקיפים והטבות באגרות.

התוספת השנייה

תוספת זו כוללת את פירוט התקבולים, ההוצאות, ההרשאה להתחייב ושיא כוח האדם של המפעלים העסקיים של הממשלה. התוספת השנייה מורכבת משני חלקים:

תחזית תקבולים של המפעלים העסקיים

חלק זה כולל את תקבולי המפעלים העסקיים (כמו לשכת הפרסום הממשלתית ומנהל מקרקעי ישראל). התקבולים המופיעים כאן נחשבים כתקבולי המדינה, אך הם אינם כלולים באומדן התקבולים והמלוות בתוספת הראשונה.

תחזית ההוצאות של המפעלים העסקיים

חלק זה כולל את אומדני ההוצאות של המפעלים העסקיים.

הצעת חוק התקציב לשנות הכספים 2015 ו-2016, התשע"ה-2015

הגדרות

1.(א) בחוק זה -

"חוק יסודות התקציב" - חוק יסודות התקציב, התשמ"ה-1985[1];

"סעיף תקציב" – סעיף בתוספת הראשונה, בתוספת השנייה, בתוספת השלישית או בתוספת הרביעית הקובע את ההוצאות של משרד ממשלתי, של רשות ציבורית או של גוף ציבורי או של נושא בעל היקף או חשיבות המצדיקים את קביעתו בסעיף נפרד, המחולק לתחומי פעולה לפי הצורך;

"שנת הכספים 2015" - התקופה המתחילה ביום י' בטבת התשע"ה (1 בינואר 2015) ומסתיימת ביום י"ט בטבת התשע"ו (31 בדצמבר 2015);

"שנת הכספים 2016" - התקופה המתחילה ביום כ' בטבת התשע"ו (1 בינואר 2016) ומסתיימת ביום ב' בטבת התשע"ז (31 בדצמבר 2016);

"תחום פעולה" - חלק של סעיף תקציב המוקצה לעניין מסוים, המחולק לתכניות לפי הצורך;

"תכנית" – חלק של תחום פעולה המוקצה לעניין מסוים.

(ב) לכל מונח אחר בחוק זה תהיה המשמעות הנודעת לו בחוק יסודות התקציב.

פרק ב': התקציב לשנת הכספים 2015

תקציב ההוצאה לשנת הכספים 2015

2. (א) הממשלה רשאית להוציא בשנת הכספים 2015 סכום של 383,855,344,000 שקלים חדשים (להלן – תקציב ההוצאה לשנת 2015), המורכב מתקציב רגיל בסך 294,052,858,000 שקלים חדשים ומתקציב פיתוח וחשבון הון בסך 89,802,486,000 שקלים חדשים.

(ב) חלוקת תקציב ההוצאה לשנת 2015 לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת הראשונה, בטור שכותרתו "הוצאה".

תקציב ההוצאה המותנית בהכנסה לשנת הכספים 2015

3. (א) נוסף על תקציב ההוצאה לשנת 2015 רשאית הממשלה להוציא בשנת הכספים 2015, כהוצאה מותנית בהכנסה כמשמעותה בסעיפים 5(א) ו-5(ב) לחוק יסודות התקציב (להלן - תקציב ההוצאה המותנית בהכנסה לשנת 2015), סכום של 26,781,314,000 שקלים חדשים, המורכב מתקציב רגיל בסך 21,557,370,000 שקלים חדשים ומתקציב פיתוח וחשבון הון בסך 5,223,944,000 שקלים חדשים.

(ב) חלוקת תקציב ההוצאה המותנית בהכנסה לשנת 2015 לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת הראשונה, בטור שכותרתו "הוצאה מותנית בהכנסה".

הרשאה להתחייב לשנת הכספים 2015

4. הממשלה רשאית להתחייב בשנת הכספים 2015, בגבולות הסכומים הנקובים בתוספת הראשונה ביחס לכל סעיף תקציב, תכנית ותחום פעולה, בטור שכותרתו "הרשאה להתחייב".

שיא כוח אדם לשנת הכספים 2015

5. (א) הממשלה רשאית, בשנת הכספים 2015, למלא משרות עד לשיא כוח אדם של 89,345 משרות.

(ב) חלוקת שיא כוח האדם האמור בסעיף קטן (א) לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת הראשונה, בטור שכותרתו ‹שיא כוח אדם" ובטור שכותרתו "משרות עב"צ (עבודה בלתי צמיתה)".

מפעלים עסקיים - תקציב, הרשאה להתחייב, שיא כוח אדם ותחזית תקבולים לשנת הכספים 2015

6. (א) נוסף על תקציב ההוצאה לשנת 2015 ועל תקציב ההוצאה המותנית בהכנסה לשנת 2015, רשאית הממשלה להוציא בשנת הכספים 2015 במסגרת תקציב מפעלים עסקיים סכום של 17,823,888,000 שקלים חדשים; חלוקת הסכום האמור לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת השנייה, בטור שכותרתו "הוצאה".

(ב) נוסף על ההרשאה להתחייב כאמור בסעיף 4, רשאית הממשלה בשנת הכספים 2015 להתחייב במסגרת תקציב מפעלים עסקיים, בגבולות הסכומים הנקובים בתוספת השנייה ביחס לכל סעיף תקציב, תחום פעולה ותכנית, בטור שכותרתו "הרשאה להתחייב".

(ג) נוסף על מספר המשרות שהממשלה רשאית למלא בשנת הכספים 2015 לפי סעיף 5(א), רשאית הממשלה בשנת הכספים 2015 למלא משרות במפעלים עסקיים עד לשיא כוח אדם של 22,037 משרות; חלוקת שיא כוח האדם האמור לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת השנייה, בטור שכותרתו "שיא כוח אדם" ובטור שכותרתו "משרות עב"צ (עבודה בלתי צמיתה)".

(ד) תחזית התקבולים לכיסוי תקציב המפעלים העסקיים בשנת הכספים 2015, היא כמפורט בתוספת השנייה.

פרק ג': התקציב לשנת הכספים 2016

תקציב ההוצאה לשנת הכספים 2016

7. (א) הממשלה רשאית להוציא בשנת הכספים 2016 סכום של 424,810,079,000 שקלים חדשים (להלן – תקציב ההוצאה לשנת 2016), המורכב מתקציב רגיל בסך 311,615,357,000 שקלים חדשים ומתקציב פיתוח וחשבון הון בסך 113,194,722,000 שקלים חדשים.

(ב) חלוקת תקציב ההוצאה לשנת 2016 לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת השלישית, בטור שכותרתו "הוצאה".

תקציב ההוצאה המותנית בהכנסה לשנת הכספים 2016

8. (א) נוסף על תקציב ההוצאה לשנת 2016 רשאית הממשלה להוציא בשנת הכספים 2016, כהוצאה מותנית בהכנסה כמשמעותה בסעיפים 5(א) ו-5(ב) לחוק יסודות התקציב (להלן - תקציב ההוצאה המותנית בהכנסה לשנת 2016), סכום של 28,005,907,000 שקלים חדשים, המורכב מתקציב רגיל בסך 21,916,504,000 שקלים חדשים ומתקציב פיתוח וחשבון הון בסך 6,089,403,000 שקלים חדשים.

(ב) חלוקת תקציב ההוצאה המותנית בהכנסה לשנת 2016 לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת השלישית, בטור שכותרתו "הוצאה מותנית בהכנסה".

הרשאה להתחייב לשנת הכספים 2016

9. הממשלה רשאית להתחייב בשנת הכספים 2016, בגבולות הסכומים הנקובים בתוספת השלישית ביחס לכל סעיף תקציב, תחום פעולה ותכנית, בטור שכותרתו ״הרשאה להתחייב״.

שיא כוח אדם לשנת הכספים 2016

10. (א) הממשלה רשאית, בשנת הכספים 2016, למלא משרות עד לשיא כוח אדם של 91,042 משרות.

(ב) חלוקת שיא כוח האדם האמור בסעיף קטן (א) לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת השלישית, בטור שכותרתו ׳שיא כוח אדם״ ובטור שכותרתו ״משרות עב״צ (עבודה בלתי צמיתה)״.

מפעלים עסקיים - תקציב, הרשאה להתחייב, שיא כוח אדם ותחזית תקבולים לשנת הכספים 2016

11. (א) נוסף על תקציב ההוצאה לשנת 2016 ועל תקציב ההוצאה המותנית בהכנסה לשנת 2016, רשאית הממשלה להוציא בשנת הכספים 2016 במסגרת תקציב מפעלים עסקיים סכום של 19,741,309,000 שקלים חדשים; חלוקת הסכום האמור לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת הרביעית, בטור שכותרתו ״הוצאה״.

(ב) נוסף על ההרשאה להתחייב כאמור בסעיף 4, רשאית הממשלה בשנת הכספים 2016 להתחייב במסגרת תקציב מפעלים עסקיים, בגבולות הסכומים הנקובים בתוספת הרביעית ביחס לכל סעיף תקציב, תחום פעולה ותכנית, בטור שכותרתו ״הרשאה להתחייב״.

(ג) נוסף על מספר המשרות שהממשלה רשאית למלא בשנת הכספים 2016 לפי סעיף 5(א), רשאית הממשלה בשנת הכספים 2016 למלא משרות במפעלים עסקיים עד לשיא כוח אדם של 22,835.5 משרות; חלוקת שיא כוח האדם האמור לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בתוספת הרביעית, בטור שכותרתו ״שיא כוח אדם״ ובטור שכותרתו ״משרות עב״צ (עבודה בלתי צמיתה)״.

(ד) תחזית התקבולים לכיסוי תקציב המפעלים העסקיים בשנת הכספים 2016, היא כמפורט בתוספת הרביעית.

פרק ד׳: שונות

הוראות לעניין שימוש ברזרבה כללית למטרות מסוימות בשנות הכספים 2015 ו-2016

12. בשנות הכספים 2015 ו-2016, לעניין שימוש בסכומים שבסעיף התקציב ״רזרבה כללית״ למטרה שבמסגרת הפעילות של משרד ראש הממשלה לפי סעיף 12 לחוק יסודות התקציב, יקראו את הסעיף האמור כאילו נאמר בסוף סעיף קטן (א) שבו ״לעניין סעיף זה, ״הוועדה״ - ועדה מיוחדת שתמנה ועדת החוץ והביטחון של הכנסת מקרב חבריה.״

תחולת חוק יסודות התקציב

13. אין בהוראות חוק זה כדי לגרוע מהוראות חוק יסודות התקציב, וכל שינוי בסכומים הנקובים בחוק זה ובאופן חלוקתם ייעשה בהתאם להוראות החוק האמור.

תחילה

14. תחילתו של חוק זה ביום י׳ בטבת התשע״ה (1 בינואר 2015).

פרסום

15. חוק זה יפורסם ברשומות בתוך שלושה חודשים מיום קבלתו.

1) ס״ח התשמ״ה, עמ׳ 60.

מחירי התקציב

הסכומים בחוק ובלוחות התקציב נקובים באלפי שקלים. הנתונים לגבי הצעות התקציב לשנות הכספים 2015–2016 הם במחירים של ממוצעים משוערים לתקופה ינואר–דצמבר 2015–2016 בהתאמה. הנתונים המתייחסים לשנות הכספים 2013—2014 נקובים במחירי התקציב המקורי לשנים אלו.

מקדמי המעבר לשנות הכספים 2013–2016 ממוצע לעומת ממוצע

(באחוזים)

	2013	2014	2015	2016
קניות	0.0	0.0	0.0	0.0
השכר הממשלתי	2.8	1.0	2.0	2.0
מטבע חוץ (דולר)	0.0	0.0	2.63	0.0
מטבע חוץ (אירו)	2.8	0.0	-12.5	0.0
תשומות הבנייה	0.0	0.0	0.0	0.0

מקור: משרד האוצר

מקדמי התקציב מקדמים את רמת המחירים, שעל בסיסה נבנה תקציב השנה השוטפת, לרמה הממוצעת החזויה בכל אחת משנות התקציב הבאות. משום כך אין לראות במקדמי המעבר המופיעים בלוח דלעיל תחזיות לשינוי מחירים בשנים הבאות.

משרדי הממשלה יתייחסו לתקציב במחירים נומינליים ויתכננו את הוצאותיהם בהתאם לתקציב.

לוחות התקציב

סך תקני כוח אדם לשנת הכספים 2015

		שיא כוח אדם	עבודה בלתי צמיתה במונחי משרות	סך תקני כוח אדם
	סך-הכול כללי	**97,471**	**14,881**	**112,352**
	סך-הכול משרדי הממשלה	**75,434**	**13,911**	**89,345**
01	נשיא המדינה ולשכתו	59	14	73
02	הכנסת	717	66	783
04	משרד ראש הממשלה	926	1,176	2,102
05	משרד האוצר	5,140	1,478	6,618
06	משרד הפנים	649.5	431	1,081
07	המשרד לביטחון הפנים	34,395	3,017	37,412
08	משרד המשפטים	5,492	3,284	8,776
09	משרד החוץ	1,010	133	1,143
10	המטה לביטחון לאומי	7	61	68
11	מבקר המדינה	580		580
14	בחירות ומימון מפלגות		15	15
15	משרד הביטחון	2,195		2,195
16	הוצאות חירום אזרחיות	45.5		45.5
17	תיאום הפעולות בשטחים	250		250
19	משרד המדע הטכנולוגיה והחלל, משרד התרבות והספורט	134	78	212
20	משרד החינוך	2,409	110	2,519
23	משרד הרווחה	3,179.5	95	3,275
24	משרד הבריאות	10,095.5	1,320	11,415
25	הרשות לזכויות ניצולי השואה	89.5	21	110
26	המשרד להגנת הסביבה	521	79	600
29	משרד הבינוי	609.5	63	672
30	המשרד לקליטת העלייה	406.5	97.5	504
33	משרד החקלאות ופיתוח הכפר	1,334	550	1,884

		שיא כוח אדם	עבודה בלתי צמיתה במונחי משרות	סך תקני כוח אדם
34	משרד האנרגיה והמים	300	147	446
36	משרד הכלכלה	1,926	107	2,033
37	משרד התיירות	145.5	32	178
39	משרד התקשורת	100	64	164
40	משרד התחבורה והבטיחות בדרכים	753.5	227	980
41	הרשות הממשלתית למים וביוב	121.5	87	208
43	המרכז למיפוי ישראל	232	6	238
54	רשויות הפיקוח	128	110	238
68	רשות האוכלוסין, ההגירה ומעברי הגבולות	1,159	719	1,877
47	רזרבה כללית	325	325	650
	סך-הכול מפעלים עסקיים	**22,037**	**969**	**23,006**
89	מפעלי משרד רוה"מ והאוצר	101	25.5	126
94	בתי חולים ממשלתיים	21,257.5	842	22,100
95	נמל חדרה	5	2	7
98	רשות מקרקעי ישראל	674	100	774

לוחות התקציב

סך תקני כוח אדם לשנת הכספים 2016

		שיא כוח אדם	עבודה בלתי צמיתה במונחי משרות	סך תקני כוח אדם
	סך-הכול כללי	**99,831**	**15,017.5**	**114,848**
	=========	=======	=======	=======
	סך-הכול משרדי הממשלה	**76,995**	**14,047**	**91,042**
	------------------------------	-----------	-----------	-----------
01	נשיא המדינה ולשכתו	64	11	75
02	הכנסת	717	68	785
04	משרד ראש הממשלה	840	1,191	2,031
05	משרד האוצר	5,566	1,541	7,106.5
06	משרד הפנים	438	246	684
07	המשרד לביטחון הפנים	35,085	3,016	38,101
08	משרד המשפטים	5,422.5	3,229	8,651
09	משרד החוץ	994	131	1,125
10	המטה לביטחון לאומי	7	65	72
11	מבקר המדינה	580		580
14	בחירות ומימון מפלגות		15	15
15	משרד הביטחון	2,142		2,142
16	הוצאות חירום אזרחיות	44.5		44.5
17	תיאום הפעולות בשטחים	242		242
19	משרד המדע הטכנולוגיה והחלל, משרד התרבות והספורט	145	78	223
20	משרד החינוך	2,374	161	2,535
22	המשרד לשירותי דת	335	141	476
23	משרד הרווחה	3,183.5	95	3,278
24	משרד הבריאות	10,339.5	1,273.5	11,613
25	הרשות לזכויות ניצולי השואה	89.5	21	110
26	המשרד להגנת הסביבה	509	77	586
29	משרד הבינוי	568.5	61	630
30	המשרד לקליטת העלייה	406.5	100	506

		שיא כוח אדם	עבודה בלתי צמיתה במונחי משרות	סך תקני כוח אדם
33	משרד החקלאות ופיתוח הכפר	1,301	532	1,833
34	משרד האנרגיה והמים	301	145	446
36	משרד הכלכלה	1,862	111	1,973
37	משרד התיירות	142.5	25.5	168
39	משרד התקשורת	98	64	162
40	משרד התחבורה והבטיחות בדרכים	735.5	221	957
41	הרשות הממשלתית למים וביוב	118.5	84	203
43	המרכז למיפוי ישראל	224	5	229
54	רשויות פיקוח	372	295	666
68	רשות האוכלוסין, ההגירה ומעברי הגבולות	1,159	719	1,877
47	רזרבה כללית	591	325	916
	סך-הכול מפעלים עסקיים	**22,835.5**	**970**	**23,806**
	------------------------------	-------------	---------	-----------
89	מפעלי משרד רוה״מ והאוצר	99	24	123
94	בתי חולים ממשלתיים	22,071.5	847	22,919
95	נמל חדרה	5	2	7
98	רשות מקרקעי ישראל	660	97	757

תקציב ההוצאות ברוטו לשנות הכספים 2014-2016

באלפי ש"ח

		חוק מקורי לשנת 2014	ביצוע התקציב לשנת 2014	הצעת התקציב לשנת 2015	הצעת התקציב לשנת 2016
	סך-הכול כללי	**424,405,635**	**427,213,207**	**410,636,658**	**452,815,986**
	=========	=========	=========	========	========
חלק א:	תקציב רגיל	301,715,551	307,438,961	315,610,228	333,531,861
חלק ב:	תקציב הפיתוח וחשבון הון	122,690,084	119,774,246	95,026,430	119,284,125
חלק א:	**תקציב רגיל**	**301,715,551**	**307,438,961**	**315,610,228**	**333,531,861**
	משרדי המטה	**15,518,964**	**18,035,962**	**17,795,972**	**17,595,122**
	=========	========	=========	=======	======
01	נשיא המדינה ולשכתו	40,865	57,356	64,279	58,524
02	הכנסת *	613,101	603,807	675,973	693,073
04	משרד ראש הממשלה	2,298,885	2,628,712	2,169,458	1,649,781
05	משרד האוצר	2,237,337	3,296,719	2,706,639	2,786,639
06	משרד הפנים	383,071	566,924	586,797	236,656
08	משרד המשפטים	3,635,100	3,768,821	4,106,890	4,161,865
09	משרד החוץ	1,679,313	1,628,912	1,684,454	1,732,247
10	המטה לביטחון לאומי	39,841	41,489	44,256	50,249
11	מבקר המדינה **	365,569	298,769	372,018	376,143
14	בחירות ומימון מפלגות	142,270	156,284	573,971	146,304
18	רשויות מקומיות	3,488,658	4,339,887	4,250,068	4,404,132
22	המשרד לשירותי דת				620,784
68	רשות האוכלוסין, ההגירה ומעברי הגבולות	594,954	648,282	561,169	678,725
	הביטחון והסדר הציבורי	**74,560,524**	**89,862,856**	**83,460,246**	**83,418,709**
	============	========	=========	========	========
07	המשרד לביטחון הפנים	14,109,766	14,262,721	15,427,862	16,118,404
15	משרד הביטחון	57,547,589	72,704,760	64,833,929	63,922,842
16	הוצאות חירום אזרחיות	311,559	547,306	578,728	576,454

		חוק מקורי לשנת 2014	ביצוע התקציב לשנת 2014	הצעת התקציב לשנת 2015	הצעת התקציב לשנת 2016
17	תיאום הפעולות בשטחים	231,346	245,173	248,268	240,933
35	הוועדה לאנרגיה אטומית	145,530	143,489	147,927	147,927
46	חוק חיילים משוחררים	2,214,734	1,959,407	2,223,532	2,412,149
	השירותים החברתיים	**125,449,003**	**128,780,958**	**138,090,599**	**149,288,205**
	=============	=========	=========	=======	========
19	משרד המדע הטכנולוגיה והחלל, משרד התרבות והספורט	1,172,629	1,318,849	1,433,984	1,410,145
20	משרד החינוך	45,276,297	46,793,548	50,877,949	52,896,443
21	ההשכלה גבוהה	9,129,188	9,150,785	9,742,802	10,001,917
23	משרד הרווחה	7,312,779	7,350,104	7,859,811	8,512,110
24	משרד הבריאות	27,017,676	29,704,498	31,201,815	33,827,779
25	הרשות לזכויות ניצולי השואה	3,384,142	3,607,449	3,856,891	3,798,341
27	המוסד לביטוח לאומי	30,749,598	29,331,363	31,226,931	37,059,774
30	המשרד לקליטת העלייה	1,406,694	1,524,362	1,890,416	1,781,696
	תשתיות	**8,960,871**	**8,191,827**	**3,426,526**	**3,774,265**
	======	========	=========	======	========
29	משרד הבינוי	190,486	216,006	248,706	280,288
32	תמיכות שונות	5,700,794	5,094,180		
34	משרד האנרגיה והמים	260,689	264,072	406,511	458,882
40	משרד התחבורה והבטיחות בדרכים	547,083	508,687	539,070	529,507
41	הרשות הממשלתית למים וביוב	101,125	95,948	101,399	114,594
42	מענקי בינוי ושיכון	2,050,363	1,904,307	2,013,487	2,278,082
43	המרכז למיפוי ישראל	110,331	108,627	117,353	112,912
	ענפי המשק	**9,038,249**	**7,762,465**	**8,860,049**	**9,816,477**
	=======	========	=========	=======	=======
26	המשרד להגנת הסביבה	711,938	606,529	966,591	837,583
32	תמיכות שונות	946,868	747,639		

		חוק מקורי לשנת 2014	ביצוע התקציב לשנת 2014	הצעת התקציב לשנת 2015	הצעת התקציב לשנת 2016
33	משרד החקלאות ופיתוח הכפר	720,142	747,640	1,841,285	2,046,143
36	משרד הכלכלה	3,710,359	2,847,232	3,163,747	3,708,293
37	משרד התיירות	231,805	310,849	321,991	200,288
38	תמיכות בענפי המשק	2,641,399	2,392,037	2,477,734	2,934,359
39	משרד התקשורת	75,738	110,539	88,701	89,811
	הוצאות אחרות	**28,442,940**	**15,809,591**	**25,280,836**	**30,230,083**
	===========	=========	========	======	========
12	גמלאות ופיצויים	15,417,703	14,570,111	15,384,151	16,320,538
13	הוצאות שונות	4,860,501	875,509	2,043,932	3,865,369
32	תמיכות שונות	541,830			
47	רזרבה כללית	7,308,385		7,429,767	9,338,972
54	רשויות הפיקוח	314,521	363,971	422,986	705,204
	החזרי חוב	**39,745,000**	**38,995,302**	**38,696,000**	**39,409,000**
	========	========	========	========	========
45	תשלום ריבית ועמלות	39,745,000	38,995,302	38,696,000	39,409,000
חלק ב:	**תקציב הפיתוח וחשבון הון**	**122,690,084**	**119,774,246**	**95,026,430**	**119,284,125**
	תקציב הפיתוח	25,828,084	20,686,227	29,637,141	30,470,125
	---------------	----------	----------	----------	----------
	משרדי המטה	**437,273**	**333,397**	**422,070**	**442,330**
	=========	=======	=======	======	=======
51	דיור ממשלתי	331,678	288,488	340,777	362,171
53	משפטים ובתי משפט	105,595	44,909	81,293	80,159
	הביטחון והסדר הציבורי	**641,973**	**758,355**	**918,343**	**531,955**
	============	======	=======	======	=======

		חוק מקורי לשנת 2014	ביצוע התקציב לשנת 2014	הצעת התקציב לשנת 2015	הצעת התקציב לשנת 2016
52	המשטרה ובתי הסוהר	641,973	758,355	918,343	531,955
	שירותים חברתיים	**2,247,934**	**1,924,869**	**2,247,707**	**2,401,779**
	=============	=======	=======	======	=======
60	חינוך	1,852,415	1,360,847	1,468,536	1,680,126
67	בריאות	395,519	564,022	779,171	721,653
	תשתיות	**17,199,133**	**14,082,669**	**19,620,672**	**21,338,566**
	======	=======	=======	======	========
70	שיכון	3,638,860	3,112,519	4,453,205	4,344,440
73	מפעלי מים	1,250,789	626,919	1,040,068	1,275,652
79	פיתוח התחבורה	12,309,484	10,343,231	14,127,399	15,718,474
	ענפי משק	**621,365**	**549,104**	**759,955**	**1,272,303**
	==============	=======	=======	======	=======
76	תעשייה	88,575	169,024	191,107	248,961
78	פיתוח התיירות	532,790	380,080	568,848	1,023,342
	הוצאות אחרות	**4,680,406**	**3,037,833**	**5,668,394**	**4,483,192**
	==============	=======	=======	======	=======
83	הוצאות פיתוח אחרות	4,680,406	3,037,833	5,668,394	4,483,192
	החזר חובות	**96,862,000**	**99,088,019**	**65,389,289**	**88,814,000**
	==============	=======	=======	======	=======
84	תשלום חובות	96,862,000	99,088,019	65,389,289	88,814,000

** הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו״ר הכנסת, ומהווה חלק מחוק התקציב.

*** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם

בנפרד לפי חוק יסוד : מבקר המדינה.

תקציב ההוצאות נטו לשנות הכספים 2014-2016

באלפי ש"ח

		חוק מקורי לשנת 2014	ביצוע התקציב לשנת 2014	הצעת התקציב לשנת 2015	הצעת התקציב לשנת 2016
	סך-הכול כללי	**401,964,958**	**402,612,121**	**383,855,344**	**424,810,079**
	=========	=========	========	========	========
	התקציב לחישוב מגבלת ההוצאה *	315,961,958	314,137,110	329,533,344	347,689,079
	תשלום חובות למעט תשלום חובות לביטוח הלאומי	86,003,000	88,475,011	54,322,000	77,121,000
חלק א:	תקציב רגיל	283,698,223	287,348,449	294,052,858	311,615,357
חלק ב:	תקציב הפיתוח וחשבון הון	118,266,735	115,263,672	89,802,486	113,194,722

חלק א:	**תקציב רגיל**	**283,698,223**	**287,348,449**	**294,052,858**	**311,615,357**
	משרדי המטה	**14,321,099**	**15,433,869**	**16,355,444**	**16,104,936**
	========	========	========	=======	======
01	נשיא המדינה ולשכתו	40,065	56,001	63,479	57,724
02	הכנסת **	612,921	603,655	675,793	692,893
04	משרד ראש הממשלה	2,272,604	2,568,694	2,133,144	1,635,130
05	משרד האוצר	1,952,333	2,117,294	2,387,506	2,453,506
06	משרד הפנים	371,971	562,762	543,897	235,256
08	משרד המשפטים	2,895,519	2,992,016	3,234,232	3,204,172
09	משרד החוץ	1,628,816	1,615,799	1,606,983	1,654,776
10	המטה לביטחון לאומי	39,841	41,489	44,256	50,249
11	מבקר המדינה ***	365,569	298,769	372,018	376,143
14	בחירות ומימון מפלגות	142,270	156,284	573,971	146,304
18	הרשויות המקומיות	3,488,658	3,854,073	4,250,068	4,404,132
22	המשרד לשירותי דת				607,998
68	רשות האוכלוסין, ההגירה ומעברי הגבולות	510,532	567,033	470,097	586,653
	הביטחון והסדר הציבורי	**66,779,222**	**81,725,814**	**74,127,467**	**74,251,987**
07	המשרד לביטחון הפנים	13,155,151	13,348,518	14,321,601	15,037,871
15	משרד הביטחון	50,852,073	65,817,032	56,753,929	55,977,842

		חוק מקורי לשנת 2014	ביצוע התקציב לשנת 2014	הצעת התקציב לשנת 2015	הצעת התקציב לשנת 2016
16	הוצאות חירום אזרחיות	311,559	547,306	578,728	576,454
17	תיאום הפעולות בשטחים****	100,175	-89,938	101,750	99,744
35	הוועדה לאנרגיה אטומית	145,530	143,489	147,927	147,927
46	חוק חיילים משוחררים	2,214,734	1,959,407	2,223,532	2,412,149
	=============				
	השירותים החברתיים	**118,587,143**	**121,468,999**	**129,663,084**	**140,177,128**
	=============	=========	=========	=======	========
19	משרד המדע הטכנולוגיה והחלל, משרד התרבות והספורט	1,130,248	1,291,456	1,359,053	1,335,214
20	משרד החינוך	43,595,011	44,709,492	48,575,572	50,594,066
21	ההשכלה גבוהה	9,129,188	9,150,785	9,742,802	10,001,917
23	משרד הרווחה	5,558,609	5,530,368	5,894,867	6,435,416
24	משרד הבריאות	23,635,553	26,329,585	27,119,705	29,174,454
25	הרשות לזכויות ניצולי השואה	3,384,142	3,604,309	3,856,891	3,798,341
27	המוסד לביטוח לאומי	30,749,598	29,331,363	31,226,931	37,059,774
30	המשרד לקליטת העלייה	1,404,794	1,521,641	1,887,263	1,777,946
	תשתיות	**8,610,696**	**8,023,144**	**3,235,780**	**3,583,519**
	======	========	========	========	========
29	משרד הבינוי	185,486	208,514	243,706	275,288
32	תמיכות שונות	5,534,232	5,068,172		
34	משרד האנרגיה והמים	211,689	254,020	354,011	406,382
40	משרד התחבורה והבטיחות בדרכים	444,245	402,378	432,232	422,669
41	הרשות הממשלתית למים וביוב	99,470	95,593	100,111	113,306
42	מענקי בינוי ושיכון	2,046,043	1,899,987	2,009,167	2,273,762
43	המרכז למיפוי ישראל	89,531	94,480	96,553	92,112

		חוק מקורי לשנת 2014	ביצוע התקציב לשנת 2014	הצעת התקציב לשנת 2015	הצעת התקציב לשנת 2016
	ענפי המשק	**7,890,819**	**6,587,465**	**7,372,943**	**8,547,100**
26	המשרד להגנת הסביבה	320,583	79,060	329,523	358,244
32	תמיכות שונות	945,968	746,592		
33	משרד החקלאות ופיתוח הכפר	519,397	567,033	1,620,540	1,825,398
36	משרד הכלכלה	3,664,263	2,805,594	3,116,651	3,661,197
37	משרד התיירות	223,519	303,646	317,927	196,224
38	תמיכות בענפי המשק	2,161,501	1,990,532	1,919,836	2,436,461
39	משרד התקשורת	55,588	95,008	68,466	69,576
	הוצאות אחרות	**27,764,244**	**15,113,856**	**24,602,140**	**29,541,687**
12	גמלאות ופיצויים	14,739,307	13,874,723	14,705,755	15,642,142
13	הוצאות שונות	4,860,501	875,509	2,043,932	3,865,369
32	תמיכות שונות	541,830			
47	רזרבה כללית	7,308,385		7,429,767	9,338,972
54	רשויות הפיקוח	314,221	363,624	422,686	695,204
	החזרי חוב	**39,745,000**	**38,995,302**	**38,696,000**	**39,409,000**
45	תשלום ריבית ועמלות	39,745,000	38,995,302	38,696,000	39,409,000
חלק ב:	**תקציב הפיתוח וחשבון הון**	**118,266,735**	**115,263,672**	**89,802,486**	**113,194,722**
	תקציב הפיתוח	21,404,735	16,175,653	24,413,197	24,380,722
	משרדי המטה	**247,085**	**266,124**	**231,882**	**252,142**
51	דיור ממשלתי	141,490	221,215	150,589	171,983
53	משפטים ובתי משפט	105,595	44,909	81,293	80,159

		חוק מקורי לשנת 2014	ביצוע התקציב לשנת 2014	הצעת התקציב לשנת 2015	הצעת התקציב לשנת 2016
	הביטחון והסדר הציבורי	**586,573**	**744,090**	**862,943**	**476,555**
	=============	=======	=======	=======	=======
52	המשטרה ובתי הסוהר	586,573	744,090	862,943	476,555
	השירותים החברתיים	**2,170,511**	**865,211**	**2,190,396**	**1,937,468**
	=============	=======	=======	=======	=======
60	חינוך	1,852,415	360,847	1,468,536	1,280,126
67	בריאות	318,096	504,364	721,860	657,342
	תשתיות	**14,773,483**	**11,896,336**	**16,573,846**	**17,607,866**
	=============	========	========	========	========
70	שיכון	1,314,160	926,186	1,528,505	1,419,740
73	מפעלי מים	1,248,339	626,919	1,038,068	1,173,652
79	פיתוח התחבורה	12,210,984	10,343,231	14,007,273	15,014,474
	ענפי המשק	**521,365**	**467,254**	**619,455**	**1,112,303**
	==============	========	========	========	=======
76	תעשייה	38,575	119,024	131,107	188,961
78	פיתוח התיירות	482,790	348,230	488,348	923,342
	הוצאות אחרות	**3,105,718**	**1,936,638**	**3,934,675**	**2,994,388**
	==============	=======	========	========	=======
83	הוצאות פיתוח אחרות	3,105,718	1,936,638	3,934,675	2,994,388
	החזר חובות	**96,862,000**	**99,088,019**	**65,389,289**	**88,814,000**
	==============	=======	=======	=======	=======
84	תשלום חובות	96,862,000	99,088,019	65,389,289	88,814,000

* התקציב נטו בניכוי תשלום חובות למעט תשלום חובות לביטוח הלאומי.

** הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו״ר הכנסת, ומהווה חלק מחוק התקציב.

*** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב. פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד : מבקר המדינה.

**** בסעיף מתקבלות הכנסות המיועדות להוצאה בתחומי יו״ש שבשנת 2014 עלו על סך ההוצאה בסעיף.

תשלום חובות קרן לשנות הכספים 2014-2016

באלפי ש"ח

	חוק מקורי לשנת 2014	ביצוע התקציב לשנת 2014	הצעת התקציב לשנת 2015	הצעת התקציב לשנת 2016
סך הכול-כללי	96,862,000	99,088,019	65,389,289	88,814,000
========	========	========	========	========
מלוות פנים	**85,586,000**	**88,282,264**	**55,686,289**	**80,549,000**
המוסד לביטוח לאומי	10,859,000	10,613,008	11,067,289	11,693,000
מלוות באמצעות מנהל מלוות המדינה	74,727,000	77,669,256	44,619,000	68,856,000
מלוות חוץ	**11,276,000**	**10,805,755**	**9,703,000**	**8,265,000**

* כולל פירעון קרן למוסד לביטוח לאומי

תשלום חובות ריבית (ברוטו) לשנות הכספים 2016-2014

באלפי ש"ח

	חוק מקורי לשנת 2014	ביצוע התקציב לשנת 2014	הצעת התקציב לשנת 2015	הצעת התקציב לשנת 2016
סך-הכול כללי	39,745,000	38,995,302	38,696,000	39,409,000
מלוות פנים	32,722,000	32,749,112	32,393,000	33,203,820
מלוות חוץ	7,023,000	6,246,190	6,303,000	6,205,180

תחזית התקבולים והמלוות לשנות הכספים 2016-2014

באלפי ש״ח

		חוק מקורי לשנת 2014	ביצוע התקציב לשנת 2014	הצעת התקציב לשנת 2015	הצעת התקציב לשנת 2016
	סך-הכול כללי	401,964,956	396,650,354	383,855,344	424,810,079
	חלק א : תקבולים שוטפים	282,631,769	260,036,336	294,052,858	311,615,430
		119,333,187	136,614,018	89,802,486	113,194,649
	חלק א: תקבולים שוטפים	**282,631,769**	**260,036,336**	**294,052,858**	**311,615,430**
	מסים ותשלומי חובה	254,866,155	256,105,141	269,253,930	278,903,932
	מסי הכנסה ורכוש	122,000,000	125,121,882	135,550,071	143,800,073
001	מס הכנסה	101,600,000	104,926,257	112,400,071	120,600,073
002	מע״מ על מלכ״רים ומוסדות פיננסיים	12,400,000	13,171,903	11,900,000	12,600,000
003	מס שבח	2,400,000	2,716,457	3,850,000	4,000,000
004	מס רכישה	5,200,000	3,838,436	7,000,000	6,200,000
005	מס מכירה ומס רכוש		91,619		
007	מס מעסיקים	400,000	377,210	400,000	400,000
	מסי הוצאה	132,866,155	130,983,259	133,703,859	135,103,859
011	מכס והיטל על הייבוא	2,600,000	2,784,388	2,900,000	3,000,000
012	מע״מ, כולל מע״מ על ייבוא ביטחוני	89,066,155	87,225,174	89,403,859	89,303,859
013	מס קנייה	17,600,000	17,854,863	17,000,000	17,700,000
015	בלו	1,100,000	739,002	600,000	600,000
018	מס דלק	16,500,000	16,361,770	17,000,000	17,600,000
020	מס בולים		201		
024	אגרות כלי רכב				
025	אגרות ורשיונות אחרים	6,000,000	6,017,864	6,800,000	6,900,000

		חוק מקורי לשנת 2014	ביצוע התקציב לשנת 2014	הצעת התקציב לשנת 2015	הצעת התקציב לשנת 2016
	ריבית ורווחים	1,358,189	1,271,774	1,285,000	1,150,000
034	ריבית במט"ח	264,723	242,526	250,458	224,145
035	ריבית בשקלים	1,093,466	1,029,248	1,034,542	925,855
	תמלוגים	1,423,844	1,669,107	2,042,778	2,843,673
042	תמלוגים ממפעלים עסקיים	33,580	2,717	100,321	104,768
043	תמלוגים מאוצרות טבע	387,548	1,041,502	635,000	656,000
044	תמלוגים מחברות ממשלתיות	118,241	284,394	208,307	714,720
045	דיבידנדים מחברות ממשלתיות	884,475	340,494	1,099,150	1,368,185
	תקבולים שונים	1,501,621	990,314	1,224,647	1,291,493
046	החזר על חשבון תקציב השנים הקודמות	61,534	63,998	6,392	6,492
047	הכנסות משירותים שונים	837,611	455,477	596,211	628,876
050	דמי שימוש בנכסים ממשלתיים	245,559	222,131	328,578	346,580
048	הכנסה מיועדת מעל האומדן	356,917	248,708	293,466	309,545
049	רווחי בנק ישראל שמומשו				
	העברה מחלק ב	23,481,960		20,246,503	27,426,332

		חוק מקורי לשנת 2014	ביצוע התקציב לשנת 2014	הצעת התקציב לשנת 2015	הצעת התקציב לשנת 2016
	חלק ב: תקבולים ממלוות וחשבון הון	**119,333,187**	**136,614,018**	**89,802,486**	**113,194,649**
	=====	========	========	========	========
	החזר השקעות והלוואות הממשלה	4,982,805	5,216,127	6,296,636	4,182,559
051	גביית קרן בשקלים	4,485,617	4,624,373	5,759,925	3,779,846
053	גביית קרן במט"ח	347,188	279,620	386,711	402,713
076	הכנסות ממכירת קרקעות מדינה	150,000	312,134	150,000	
	הפרשות לפנסיה ולפיצויים	13,538	14,465	12,720	12,859
071	הפרשות יחידות משקיות	10,262	12,114	9,614	9,583
072	הפרשות מפעלים עסקיים				
073	הפרשות לפנסיה-חברות	3,276	2,351	3,106	3,276
	הכנסות הון	1,132,000	1,532,844	378,000	2,294,311
075	הפרטה	1,132,000	1,532,844	378,000	2,294,311
	מלוות בארץ	118,254,488	109,667,491	88,772,860	114,142,479
081	מלווה מהמוסד לביטוח לאומי	16,247,000	14,500,000	14,609,123	19,125,000
082	הכנסה מאמיסיות והפקדות	102,007,488	95,167,491	74,163,737	95,017,479
	מלווה ומענקים מחו"ל	18,432,316	20,183,091	14,588,773	19,988,773
900	מלווה עצמאות ופיתוח	4,000,000	4,741,163	5,800,000	5,200,000
901	בניכוי: הוצאות הפצה	-200,000	-176,594	-200,000	-200,000
	מלוות ומענקים מארה"ב:				
902	- ביטחון	8,632,316	8,523,930	8,988,773	8,988,773
904	- סיוע אזרחי				

		חוק מקורי לשנת 2014	ביצוע התקציב לשנת 2014	הצעת התקציב לשנת 2015	הצעת התקציב לשנת 2016
907	מלוות אחרים	6,000,000	7,094,592		6,000,000
908	הלוואות בנקאיות				
	העברה לחלק א	-23,481,960		-20,246,503	-27,426,332